
CARNIVAL PLC

Annual Report
Year Ended November 30, 2023

The Carnival plc Annual Report comprises the Strategic Report, Carnival plc consolidated Group and Company Financial Statements, the DLC Financial Statements and certain parts of the Proxy Statement, including its Annexes (the "Proxy Statement").

The Directors consider that, within the Carnival Corporation and Carnival plc dual listed company ("DLC") arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"). Accordingly, the DLC Financial Statements are included as part of the Carnival plc Annual Report.

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this document are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, operations, outlooks, plans, goals, reputation, cash flows, liquidity and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are statements that could be deemed forward-looking. These statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and the beliefs and assumptions of our management. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "aspiration," "anticipate," "forecast," "project," "future," "intend," "plan," "estimate," "target," "indicate," "outlook," and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that relate to our outlook and financial position including, but not limited to, statements regarding:

- Pricing
- Booking levels
- Occupancy
- Interest, tax and fuel expenses
- Currency exchange rates
- Goodwill, ship and trademark fair values
- Liquidity and credit ratings
- Investment grade leverage metrics
- Estimates of ship depreciable lives and residual values
- Adjusted net income (loss)
- Adjusted EBITDA
- Adjusted earnings per share
- Adjusted free cash flow
- Net per diems
- Net yields
- Adjusted cruise costs per ALBD
- Adjusted cruise costs excluding fuel per ALBD
- Adjusted return on invested capital

Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this Strategic Report. This Strategic Report contains important cautionary statements of the known factors that we consider could materially affect the accuracy of our forward-looking statements and adversely affect our business, results of operations and financial position. Additionally, many of these risks and uncertainties are currently, and in the future may continue to be, amplified by our substantial debt balance incurred during the pause of our guest cruise operations. There may be additional risks that we consider immaterial or which are unknown.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. Forward-looking and other statements in this document may also address our sustainability progress, plans, and goals (including climate change- and environmental-related matters). In addition, historical, current, and forward-looking sustainability- and climate-related statements may be based on standards and tools for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions and predictions that are subject to change in the future and may not be generally shared.

Strategic Report

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's business strategy is by reference to the consolidated strategy of Carnival Corporation & plc. Accordingly, this Strategic Report presents the required strategy and business review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

CARNIVAL PLC ANNUAL REPORT	PAGE NO.

Strategic Report

Executive Overview 1
1. Business 2
A. Overview 2
I. Summary 2
II. Purpose & Mission, Vision, Values and Priorities 2
B. Global Cruise Industry 4
I. Overview 4
II. Passenger Capacity by Ocean Going Vessels 4
III. Competition 4
C. Our Global Cruise Business 5
I. Segment and Brand Information 5
II. Ships Under Contract for Construction 5
III. Descriptions of Cruise Brands 6
IV. Trademarks and Other Intellectual Property 8
V. Passengers Carried and Principal Source Geographic Areas 8
VI. Cruise Programs 8
VII. Cruise Pricing and Payment Terms 8
VIII. Seasonality 9
IX. Onboard and Other Revenues 9
X. Port Destinations and Private Islands 9
XI. Marketing Activities 10
XII. Sales Channels 10
XIII. Supply Chain 11
XIV. Human Capital Management and Employees 11
XV. Ethics and Compliance 12
XVI. Information Technology and Data Privacy 13
XVII. Insurance 13
XVIII. Taxation 14
XIX. Governmental Regulations 16
XX. Sustainability and Environmental Impact 21
D. Website Access to Carnival Corporation & plc SEC Reports 40
E. Industry and Market Data 41
F. Properties 41
G. Legal Proceedings 41
H. Executive Officers and Corporate Governance 42
I. Dividends 42
J. Repurchase Authorizations 43
2. Business Review 43
3. Internal Control and Risk Assessment 51
4. Risk Management and/or Mitigation of Principal and Emerging Risks 52

CARNIVAL PLC ANNUAL REPORT	PAGE NO.
5. Going Concern Confirmation and Viability Statement	64
6. Non-Financial and Sustainability Information Statement	66
7. Section 172(1) Statement	67
Carnival plc Financial Statements for the year ended November 30, 2023	
Carnival plc Group Financial Statements	73
Carnival plc Parent Company Financial Statements	113
PricewaterhouseCoopers LLP Independent Auditors' Report	127
DLC Financial Statements and Other Information	
DLC Financial Statements	136
Common Stock and Ordinary Shares	177
Stock Performance Graphs	178
Corporate and Other Information	180

	Proxy Statement Page No.
Other Information from the Proxy Statement	
Carnival plc Directors' Report	A-1
Carnival plc Directors' Remuneration Report – Part I	49
Carnival plc Directors' Remuneration Report – Part II	B-1
Carnival plc Corporate Governance Report	C-1

The Carnival plc Annual Report has been submitted to the National Storage Mechanism in European Single Electronic Format ("ESEF") and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism and will be included in the Annual Meeting materials available to the Carnival plc shareholders. Only the Carnival plc Annual Report in ESEF is the official version for the purposes of the ESEF Regulation. The Form 10-K is not set forth within this document but is available for viewing at www.carnivalcorp.com or www.carnivalplc.com.

2023 Executive Overview

We consistently set records and achieved other significant milestones during this past year, including:

- Full year revenues hit an all-time high of $21.6 billion.
- For the first time since the resumption of guest cruise operations, net income was positive during the third quarter, generating $1.07 billion.
- We entered 2024 with our best booked position on record, for both price and occupancy.
- Total customer deposits for each quarter throughout 2023 consistently surpassed the previous quarterly records.
- We reduced our debt balance by $4.6 billion from its peak in the first quarter of 2023 and ended the year with $5.4 billion of liquidity.

The strengthening demand environment across all our brands contributed to our revenue growth as we drove improvements in ticket prices while closing the double-digit occupancy gap from the start of the year and reaching historical occupancy levels for the second half of 2023.

We believe our advertising investments and other demand generation efforts during the past 18 months have successfully elevated awareness and consideration for our brands, leading to record booking levels and revenue results. In addition, these efforts enabled us to attract more new-to cruise and more new-to brand guests compared to 2019. We are building momentum in closing the value gap to land-based alternatives, capturing over 3.5 million new-to cruise guests in 2023 and remain well-positioned to take share from land-based alternatives.

We continue to take actions to further stimulate demand and maintain our momentum through 2024 and beyond. We are focused on ongoing improvements across the commercial space as we further rollout advancements to our yield management tools and lead generation techniques, continue to invest in sales and sales support, and build on already strong relationships with our trade partners. This is complemented by our strategy to pull forward the sale of onboard items through bundled product offerings and pre-cruise sales.

We are also not losing sight of our expense base, as we have worked to mitigate the impacts of a high inflation environment by leveraging our scale through cost optimization initiatives. We have made investments that we expect to increase our cost efficiencies in the future, including successfully installing SpaceX's Starlink, next generation internet across our fleet, which is expected to drive more than a 20% reduction in cost per megabit in 2024. In addition, we expect it will increase our bandwidth pipeline, resulting in both improved guest experience and higher onboard revenues. We also launched Maritime Asset Strategy Transformation ("MAST"), a centralized system developed to optimize equipment and machinery management across our brands and our fleet.

During 2023, we continued to work aggressively to reduce our environmental footprint and fuel consumption. Our deep commitment resulted in industry-leading fuel efficiency and a more than 10% reduction in absolute GHG emissions compared to our peak year of 2011, despite capacity growth of 30% over the same period. We also exceeded our shore power capability goal and our fleet now has twice as many ships ready to plug into shore power as there are ports currently able to provide it.

As a result of our fleet optimization efforts, our fleet is now one year younger than prior to pausing our guest cruise operations four years ago. During 2023 alone we benefited from the introduction of three fantastic new ships including *Carnival Celebration* and *Arvia,* leveraging the scale of our popular and exceptionally efficient series of excel-class ships, and *Seabourn Pursuit*, our second luxury expedition ship. In addition, Carnival Cruise Line welcomed *Carnival Venezia,* which was transferred from Costa, becoming the first ship as part of Carnival's Fun Italian Style™ platform. We will continue to optimize our brand portfolio by transferring *Costa Firenze* to Carnival Cruise Line in 2024.

We also made meaningful progress in other strategic asset projects. We began construction on Celebration Key in Grand Bahama, which will be the largest and closest exclusive destination in our portfolio. While not expected to open until summer 2025, we have begun generating consumer awareness and excitement around this fantastic upcoming destination. We also started the process for a significant upsize in guest traffic at Half Moon Cay, our exclusive and beautiful pristine island destination in The Bahamas, with the creation of a pier-side berth that can accommodate our largest vessels. In addition, we commenced work with our Grand Bahama Shipyard partners on the construction of two floating docks, one of which will have the largest lifting capacity in the world. Together, these strategic investments are expected to significantly benefit us by helping to reduce travel time, further reducing our fuel consumption and preserving ship revenue days.

Our significantly improved 2023 cash from operations enabled us to notably reduce the substantial debt balance incurred during the pause of guest cruise operations. In 2023, we made sizeable debt prepayments and ended the year with over $5 billion of liquidity. Looking forward, we expect to continue to strategically refinance and prepay debt, leveraging our improving operating cash flow and the return of substantially all of the remaining credit card reserves during the first quarter of 2024.

In addition, with nearly two-thirds of 2024 on the books already, we are well positioned to achieve another year of record revenues. This, combined with excess liquidity, is expected to enable us to continue actively managing down debt and reducing interest expense, leaving us on our path back to achieving investment grade credit ratings and higher return on invested capital.

This has been a truly remarkable year, and we have come a long way in an incredibly short amount of time. We delivered unforgettable happiness to over 12 million guests this year and look forward to continuing to provide our guests with extraordinary cruise vacations in 2024, while honoring the integrity of every ocean we sail, place we visit and life we touch.

1. Business.

A. Overview

I. Summary

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise with a single executive management team and identical Boards of Directors, but each has retained its separate legal identity. Carnival Corporation and Carnival plc are both public companies with separate stock exchange listings and their own shareholders. Together with their consolidated subsidiaries, Carnival Corporation and Carnival plc are referred to collectively in this Strategic Report as "Carnival Corporation & plc," "company," "our," "us" and "we." We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises and Seabourn.

II. Purpose & Mission, Vision, Values and Priorities

Purpose & Mission

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Vision

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.

Culture Essentials (our Core Values)

- **Speak Up** — Our voice is our strength. Every one of us, regardless of level or role, speaks up when we have questions, comments, concerns, or new ideas. If we see something wrong or that doesn't seem right, we say something and trust our voices will be heard without fear of retaliation.
- **Respect & Protect** — The health, safety and well-being of our people and the planet are vital. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us.
- **Empower** — We and our team members have the time, tools and support we need to do our best work. We're empowered to take personal ownership and accountability to succeed, and we take pride in our work.
- **Improve** — Our business is built on forward motion. We have the courage to dream big, driving innovation and continuous improvement in guest and team member experiences, operations, compliance, sustainability and beyond.

- **Listen & Learn** — We listen actively and seek to understand before responding, because the more perspectives we have, the better decisions we make. We value and respect the words and ideas of others, keeping an open mind, and learning from our successes and failures.
- **Communicate** — We openly share our knowledge, skills and information across brands, functions and the entire company to further our collective success. Together we champion our purpose & mission, vision, values and company priorities.

Priorities

Ensure each of our world-class brands owns its space in the vacation market by delivering extraordinary experiences tailored to its guests.

We understand vacation expectations and preferences vary widely among our diverse audience of potential guests. To fulfill our purpose & mission, and in the process achieve outstanding guest satisfaction levels, industry-leading demand and improved pricing, each of our brands must carve out a distinct identity for delivering cruise experiences. Our brands must effectively market their uniqueness to existing and potential guests and deliver on their promise across the entire guest journey.

Become travel and leisure's employer of choice.

We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number-one choice for hospitality, travel and leisure careers.

Maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

Set the pace with the industry's smartest solutions that deliver on our sustainability roadmap to 2030.

Our earth, ecosystem and environment mean everything to us. Without the incredible communities and scenic spaces we operate in, our purpose & mission of inspiring unforgettable happiness would be impossible. We're determined to lead the way in sustainable cruising by promoting positive climate action, contributing to a circular economy, partnering with the communities we sail to and from and reducing our environmental footprint. To do this, we are investing in technology upgrades and fleet improvements, piloting alternative fuel types, optimizing itineraries and cultivating a workforce that mirrors the diversity of the communities we encounter along the way.

Strengthen our balance sheet and deliver long-term shareholder value.

In recent years, travel and leisure has endured volatility unlike anything seen in modern history, including unique obstacles that disproportionately affected the cruise industry. With our operations now at full strength and the continued support of our guests, team members, investors and other stakeholders, we are focused on our financial fitness. We're determined to drive revenue, operate effectively and efficiently at scale, generate record levels of cash from operations and invest our capital wisely. We believe this will allow us to responsibly reduce our debt over time and return to strong profitability, improve our return on invested capital as well as approach investment-grade leverage metrics.

B. Global Cruise Industry

I. Overview

In the face of the global impact of COVID-19, we paused our guest cruise operations in March 2020 and began resuming guest cruise operations in 2021. In 2023, we completed our return to guest cruise operations.

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a unique set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments. The mobility of cruise ships enables us to move our vessels between regions in order to meet changing demand across different geographic areas.

Cruise brands can be broadly classified as offering contemporary, premium and luxury cruise experiences. The contemporary experience appeals to a broad segment of the cruise vacation industry, including families with children of all ages, features a variety of activities and entertainment venues and historically includes cruises that last seven days or less. The premium experience emphasizes quality, comfort, style and more destination-focused itineraries. The premium experience generally includes cruises that last from seven to 14 days. The luxury experience is generally characterized by very high standards of accommodation and service, smaller vessel size and exotic itineraries to ports that are inaccessible by larger ships. We have product and service offerings in each of these three broad classifications.

II. Passenger Capacity by Ocean Going Vessels

	Passenger Capacity as of December 31 (a) (b)	
Calendar Year	**Global Cruise Industry (c)**	**Carnival Corporation & plc**
2019	589,820	254,010
2020	607,500	246,450
2021	636,270	253,950
2022	663,970	259,060
2023	701,110	263,300
2024	733,690	270,070
2025	769,150	274,380
2026	789,860	274,380

(a) 2024-2026 data is estimated based on announced newbuilds and ship retirements and does not include an estimate for unannounced ship retirements.

(b) In accordance with cruise industry practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(c) Global cruise industry data was obtained from Cruise Industry News.

III. Competition

We compete with land-based vacation alternatives throughout the world, such as hotels, resorts (including all-inclusive resorts), theme parks, organized tours, casinos, vacation ownership properties, and other internet-based alternative lodging sites. Based on 2023 Cruise Industry News statistics, as of December 31, 2023, we, along with our principal cruise competitors Royal Caribbean Group, Norwegian Cruise Line Holdings, Ltd. and MSC Cruises, represented approximately 80% of the cruise industry capacity.

C. Our Global Cruise Business

I. Segment and Brand Information

	November 30, 2023			
	Passenger Capacity		Percentage of Total Capacity	Number of Cruise Ships
North America and Australia ("NAA") Segment				
Carnival Cruise Line	79,620	(a)	31%	25
Princess Cruises	46,270		18	15
Holland America Line	22,920		9	11
P&O Cruises (Australia)	7,230		3	3
Seabourn	3,100		1	7
	159,150		62	61
Europe Segment				
Costa Cruises ("Costa")	35,380	(a)	14	10
AIDA Cruises ("AIDA")	32,280		13	11
P&O Cruises (UK)	24,300		9	7
Cunard	6,820		3	3
	98,780		38	31
	257,930		100%	92

(a) As of November 30, 2023 Costa includes *Costa Firenze,* passenger capacity of 4,240, which will be transferred to Carnival Cruise Line in 2024.

We also have a Cruise Support segment that includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands.

In addition to our cruise operations, we own Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which complements our Alaska cruise operations. Our tour company owns and operates hotels, lodges, glass-domed railcars and motorcoaches which comprise our Tour and Other segment.

II. Ships Under Contract for Construction

As of November 30, 2023, we have a total of 4 cruise ships expected to be delivered through 2025. Our ship construction contracts are with Fincantieri in Italy and Meyer Werft in Germany.

	Expected Delivery Date	Passenger Capacity Lower Berth
Carnival Cruise Line		
Carnival Jubilee	December 2023	5,360
Princess Cruises		
Sun Princess	January 2024	4,310
Star Princess	July 2025	4,310
Cunard		
Queen Anne	April 2024	2,960

III. Descriptions of Cruise Brands


Carnival

Carnival Cruise Line is "The World's Most Popular Cruise Line®" and has provided multi-generational family entertainment at exceptional value to its guests for over 50 years. Carnival Cruise Line creates an environment where guests can be their most playful selves on ships that are designed to inspire the experience of bringing people together, with limitless opportunities for guests to create their own fun. In the spring of 2023, Carnival Cruise Line introduced Carnival Fun Italian Style™, a new concept which marries the great service, food and entertainment that Carnival's guests enjoy with Italian design features.


PRINCESS

Princess Cruises is The Love Boat®, the brand that introduced the world to the elegance and romance of modern-day cruising and has delivered dream vacations to millions of guests for over 55 years in the most sought-after destinations. Princess combines extraordinary large ship amenities with elite service personalization and simplicity to create meaningful connections and unforgettable moments in the most incredible settings across the globe.


Holland America Line
SAVOR THE JOURNEY

Holland America Line has been exploring the world for over 150 years and pioneered cruising in Alaska and Yukon. Its fleet offers an ideal mid-sized ship experience. Holland America Line's ships feature a diverse range of enriching experiences focused on destination exploration and personalized travel. Live music at sea fills each evening at Music Walk, and dining venues feature exclusive selections from a Culinary Council of world-famous chefs.


P&O
CRUISES
BRINGS US
ALL TOGETHER

For over 90 years, P&O Cruises (Australia) has taken Australians & New Zealanders on dream holidays to the most incredible destinations along the Australian coast as well as the idyllic South Pacific. The home-grown cruise line delivers a holiday with great entertainment, world-class dining and unforgettable onboard experiences. Delivered in the Aussie way, guests can choose to do everything, or nothing at all.


SEABOURN®

Seabourn, a leader in ultra-luxury cruising, sails to legendary cities and less-traveled ports. Intimate ships with a yacht-like atmosphere, allow guests to discover the unexpected — about the world and about themselves. Guests enjoy all ocean-front suites and world-class gourmet dining as they wish. Seabourn creates moments of surprise and delight known as "Seabourn Moments" in an environment that fosters building meaningful connections with fellow travelers, crew members and the communities they visit. Seabourn's fleet includes two purpose-built ultra-luxury expedition ships offering amenities such as submarines, Zodiacs® and kayaks.


Costa

For 75 years, Costa's ships have sailed the seas of the world, offering a diverse choice of cruise holidays. Costa primarily serves guests from Continental Europe and South America, enriching them through the exploration of destinations and unique experiences, both onboard and ashore. Its warm hospitality, entertainment and gastronomy, featuring a true European touch and Italian passion makes Costa different from any other cruise experience.


AIDA

AIDA is the leading and most recognized brand in the German cruise market. AIDA delivers unique travel experiences with modern comfort, where guests of all ages feel at home and enjoy consistently excellent service accompanied by the AIDA smile. Guests across generations enjoy the German-inspired modern premium lifestyle cruise experience with a wide variety of culinary delights, first-class entertainment, unforgettable shore excursions, numerous sports activities, and spacious wellness areas to relax.


P&O CRUISES

P&O Cruises (UK) is Britain's largest cruise line, welcoming guests to extraordinary travel experiences designed in a distinctively British way — through a blend of discovery, relaxation and exceptional service catered towards British tastes. P&O Cruises (UK)'s fleet of premium ships deliver authentic travel experiences around the globe, combining style, quality and innovation with a sense of occasion and attention to detail, to create a truly memorable holiday.


CUNARD®

For over 180 years, the iconic Cunard fleet has perfected the timeless art of luxury ocean travel. While onboard, Cunard guests experience unique signature moments, from Cunard's white gloved afternoon tea service to its renowned Insights Speaker program. Guest expectations are exceeded through Cunard's exemplary White Star Service®. From the moment a guest steps onboard, every detail of their voyage is curated to ensure they feel special and are inspired by unique events. Onboard Cunard, guests are free to do as much or as little as they please.

IV. Trademarks and Other Intellectual Property

We own, use and/or have registered or licensed numerous trademarks, patents and patent pending designs and technology, copyrights and domain names, which have considerable value and some of which are widely recognized throughout the world. These intangible assets enable us to distinguish our cruise products and services, ships and programs from those of our competitors. We own or license the trademarks for the trade names of our cruise brands, each of which we believe is a widely-recognized brand in the cruise industry, as well as our ship names and a wide variety of cruise products and services.

V. Passengers Carried and Principal Source Geographic Areas

In 2023, we carried 12.5 million passengers, consisting of 8.6 million carried by our NAA segment and 3.8 million carried by our Europe segment. In 2022, we carried 7.7 million passengers, consisting of 5.6 million carried by our NAA segment and 2.1 million carried by our Europe segment, which was lower than our historical levels as a result of the pause and subsequent resumption of our guest cruise operations.

	Carnival Corporation & plc Passengers Carried			
(in thousands)	**2023**	**2022**	**2021**	**Brands' Main Source Market(s)**
United States and Canada	7,410	5,140	660	Carnival Cruise Line, Cunard, Holland America Line, Princess Cruises and Seabourn
Continental Europe	2,590	1,610	390	AIDA and Costa
United Kingdom	970	660	170	Cunard and P&O Cruises (UK)
Australia and New Zealand	940	230	0	Carnival Cruise Line, P&O Cruises (Australia) and Princess Cruises
Other	550	90	10	
Total	**12,460**	**7,730**	**1,220**	

Data for 2022 and 2021 is not representative of a full year of operations.

VI. Cruise Programs

	Carnival Corporation & plc Percentage of Passenger Capacity by Itinerary		
	2024	**2023**	**2022**
Caribbean	33%	31%	34%
Europe without Mediterranean	17	17	20
Mediterranean	14	15	18
Alaska	6	7	8
Australia and New Zealand	7	7	3
Other	23	24	18
	100%	100%	100%

Data for 2022 is not representative of a full year of operations.

VII. Cruise Pricing and Payment Terms

Each of our cruise brands establishes pricing for the upcoming seasons which are made available primarily through the internet, although published materials and electronic communications are also used. Our brands have multiple pricing levels that vary by source market, category of guest accommodation, ship, season, duration and itinerary. Cruise prices frequently change in a dynamic pricing environment and are impacted by a number of factors, including the number of available cabins for sale in the marketplace and the level of guest demand. We offer a variety of special promotions, including early booking, past guest recognition and travel agent programs.

Our bookings are generally taken several months in advance of the cruise departure date. Typically, the longer the cruise itinerary, the further in advance the bookings are made. This lead time allows us to manage our prices in relation to demand for available cabins through our revenue management capabilities and other initiatives.

The cruise ticket price typically includes the following:

- Accommodations
- Most meals, including snacks at numerous venues
- Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club, and sun decks
- Childcare and supervised youth programs
- Entertainment, such as theatrical and comedy shows, live music and nightclubs
- Visits to multiple destinations

We offer value added packages to induce ticket sales to guests and groups and to encourage the advance purchase of certain onboard items. These packages are bundled with cruise tickets and sold to guests for a single price rather than as a separate package and may include one or more of the following:

- Beverage packages
- Shore excursions
- Air packages
- Specialty restaurants
- Internet packages
- Photo packages
- Onboard spending credits
- Service charges

Our brands' payment terms generally require that a guest pay a deposit to confirm their reservation and then pay the balance due before the departure date.

VIII. Seasonality

Our passenger ticket revenues are seasonal. Demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is typically earned during this period. Our results are also impacted by ships being taken out-of-service for planned maintenance, which we schedule during non-peak seasons. In addition, substantially all of Holland America Princess Alaska Tours' revenue and operating income is generated from May through September in conjunction with Alaska's cruise season.

IX. Onboard and Other Revenues

Onboard and other activities are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2023, we earned 34% of our cruise revenues from onboard and other revenue goods and services including:

- Beverage sales
- Casino gaming
- Shore excursions
- Retail sales
- Photo sales
- Internet and communication services
- Full-service spas
- Specialty restaurants
- Art sales
- Laundry and dry-cleaning services

X. Port Destinations and Exclusive Islands

We operate a portfolio of port destinations and exclusive islands enabling us to offer exceptional experiences to 5.7 million guests by creating a wide variety of high-quality destinations that are uniquely tailored to our guests' preferences. In addition, to secure preferential berth access to third-party ports, we enter into berthing agreements and commitments.

In May 2022, Carnival Cruise Line broke ground on its new exclusive cruise port destination, Celebration Key, expected to open in 2025 and located on the south side of Grand Bahama Island. Celebration Key will include a pier able to accommodate up to two of our largest ships simultaneously, welcoming guests to a stunning beach and further expanding our experience offerings with an abundance of features and amenities for our guests. Additionally, our investment in Celebration Key will support our efforts to design more energy efficient itineraries based on its strategic location and will be an important addition to our current portfolio of six corporate operated ports and destinations:

- Puerta Maya in Cozumel, Mexico
- Grand Turk Cruise Center in Turks & Caicos
- Mahogany Bay in Isla Roatan, Honduras
- Amber Cove in the Dominican Republic
- Half Moon Cay, an exclusive island in The Bahamas
- Princess Cays, an exclusive island in The Bahamas

XI. Marketing Activities

Guest feedback and research support the development of our overall marketing and business strategies to drive demand for cruises and increase the number of first-time cruisers. Our goal has always been to increase consumer awareness for cruise vacations and further grow our share of their vacation spend. We measure and evaluate key drivers of guest loyalty and their satisfaction with our products and services that provide valuable insights about guests' cruise experiences. We closely monitor our net promoter scores, which reflect the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those new-to-cruise.

During 2023, we continued our increased marketing and advertising programs after significantly reducing both during the pause and initial resumption of guest cruise operations. Our brands have comprehensive marketing and advertising programs across diverse mediums to promote their products and services to vacationers and our travel agent partners. Each brand's marketing activities have generally been designed to reach a local region in the local language. We are focused on driving further brand differentiation and clarity around each of our brand's optimal target segments, ensuring that our creative marketing speaks to each brand's target audience and launching more effective digital performance marketing and lead generation approaches. Our marketing efforts historically have allowed us to attract new guests online by leveraging the reach and impact of digital marketing and social media. Over time, we have invested in new marketing technologies to deliver more engaging and personalized communications. This has helped us cultivate guests as advocates of our brands, ships, itineraries and onboard products and services.

Substantially all of our cruise brands offer past guest recognition programs that reward repeat guests with special incentives such as reduced fares, onboard activity discounts, complimentary laundry and internet services, expedited ship embarkation and disembarkation and special onboard activities.

XII. Sales Channels

We sell our cruises through travel agents, tour operators, company vacation planners, our websites and onboard future cruise consultants. Our individual cruise brands' relationships with their travel agent partners are generally independent of each of our other brands. Our travel agents' relationships are generally not exclusive and travel agents generally receive a base commission, plus the potential of additional commissions, including discounts or complimentary tour conductor cabins, based on the achievement of pre-defined sales volumes.

Travel agent partners are an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. During 2023, no group of travel agencies under common control accounted for 10% or more of our revenues. We also employ a wide variety of educational programs, including websites, seminars and videos, to train agents on our cruise brands and their products and services. In 2023, we held a variety of virtual and in-person trainings and educational programs to continue to support and develop our travel agent partners, including ship visits to familiarize our travel agent partners with our products and services.

All of our brands have internet booking engines to allow travel agents to book our cruises. Additionally, all of our cruise brands have their own consumer websites that provide access to information about their products and services to users and enable their guests to quickly and easily book cruises and other products and services online. These sites interface with our brands' social networks, blogs and other social media sites, which allow them to develop greater contact and interaction with their guests before, during and after their cruise. We also employ vacation planners and onboard future cruise consultants who support our sales initiatives by offering our guests one-on-one cruise planning expertise and other services.

XIII. Supply Chain

To provide an exceptional cruise experience for our guests, we source significant quantities of goods and services from a global supply base. In addition, we incur significant capital expenditures for materials to support the refurbishment and enhancements of our vessels as well as to build new ships. We approach our spend strategically and look for suppliers who demonstrate the ability to help us leverage our scale in terms of cost, quality, service, innovation and sustainability. Our supply base is diverse and many of our business partners provide goods and services across our portfolio of brands. We have continued to map our supply chains and evaluate risks, including the categories of products and services sourced and their geographic locations. To support this effort, we are members of Supplier Ethical Data Exchange, a leading ethical trade organization, which supports businesses to operate ethically and sustainably and fight modern slavery.

We strive to build strong relationships with our suppliers and business partners. Our Business Partner Code of Conduct and Ethics outlines our expectations and requirements for all our business partners. It also highlights our commitments related to human rights and forced labor, respectful treatment and equal opportunity, anti-corruption, environmental protection and sustainability.

Global supply markets and supply chains have been impacted by certain global events, resulting in shortages, extended lead times and increased inflation impacting our operations and profitability. While we are experiencing stabilization in a number of supply markets and some easing of inflation, we continue to apply a number of different strategies to mitigate the impact of these challenges on our operations, including extending our demand planning, placing purchase orders earlier to secure supply, leveraging our enterprise scale through corporate-wide agreements, utilizing short-term or long-term contracts as needed, seeking alternative sources, utilizing substitute products and leveraging our supplier relationships.

XIV. Human Capital Management and Employees

Our shipboard and shoreside employees are sourced from approximately 150 countries. In 2023, we had an average of 92,000 employees onboard our ships, excluding employees on leave. Our shoreside operations had an annual average of 12,000 full-time and 2,000 part-time/seasonal employees. Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

We have entered into agreements with unions covering certain employees on our ships and in our shoreside hotel and transportation operations. The percentages of our shipboard and shoreside employees that are represented by collective bargaining agreements are 56% and 23%, respectively. We consider our employee and union relationships to be strong.

A team of highly motivated and engaged employees is key to providing extraordinary cruise vacations. To facilitate the recruitment, development and retention of our valuable employees, we strive to make Carnival Corporation & plc a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers.

a. **Talent Development**

We believe in investing in our team members through the training and development of both shoreside and shipboard team members. We leverage a combination of virtual and in-person training to ensure that our teams are well-prepared to carry out their individual and collective responsibilities. For our shipboard team members, our goal is to be a leader in delivering high quality professional maritime training, as evidenced by the Arison Maritime Center. The Center is home to the Center for Simulator Maritime Training ("CSMART"). The leading-edge CSMART Academy features the most advanced bridge and engine room simulator technology and equipment available, with the capacity to provide annual professional training for all our bridge, engineering and environmental officers. CSMART participants receive a maritime training experience that fosters advanced knowledge and skills development, critical thinking and problem solving; all in a professional learning environment where our corporate culture is reinforced. CSMART also offers training related to liquefied natural gas ("LNG") technology as well as an environmental officer training program and additional environmental courses for bridge and engineering officers to further enhance our training on environmental awareness and protection.

b. **Succession Planning**

Our Boards of Directors believe that planning for succession is an important function. Our multi-brand structure enhances our succession planning process. We continually strive to foster the professional development of management and team members. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our CEO.

c. **Gender Diversity**

	Approximate Average for 2023 (a)	
	Female	Male
Shoreside Employees	8,000	6,000
Shipboard Employees	17,000	75,000
Total Employees	25,000	81,000

	As of November 30, 2023	
	Female	Male
Boards of Directors (b)	4	6
Non-Director Senior Management and Company Secretary	5	8
Non-Director Senior Management and Company Secretary Direct Reports	31	53

(a) These amounts are approximations and at times, fluctuate significantly; for example, Holland America Princess Alaska Tours significantly increases its work force during the late spring and summer months in connection with Alaska's cruise season.

(b) One member of the Boards of Directors preferred not to disclose.

XV. **Ethics and Compliance**

We believe a strong ethics and compliance culture is imperative for the success of any company. Our compliance framework includes a Global Ethics and Compliance ("Global E&C") department, which is led by our Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company. The main responsibilities of the Global E&C department are to collaboratively:

- Identify, assess, monitor, prevent, detect and report on compliance risk
- Ensure compliance accountabilities and responsibilities are clear across the company
- Promote a strong culture of ethics and compliance
- Drive ethics and compliance continuous improvements

To further heighten the focus on ethics and compliance, our Boards of Directors have Compliance Committees, which oversee the Global E&C department and maintain regular communications with our Chief Risk and Compliance Officer. Refer to Item 3. Internal Control and Risk Assessment on page 51 for additional details.

XVI. Information Technology and Data Privacy

With the increasing size and sophistication of cruise ships, the technologies employed to enhance guest experiences and operate ships have grown ever more complex and integrated. All our brands actively collaborate to maximize the business value of our information technology solutions, standards and processes to eliminate redundancies and drive process efficiencies, while increasingly leveraging our scale and common technologies. In order to achieve our goals, we are focusing on several key factors including applications, innovation, connectivity, infrastructure, modernization, cloud migration, cybersecurity, data privacy and compliance. Our global information technology model is designed to positively contribute to our guests, crew, shoreside team members and other stakeholders.

In response to the increasing threat of continuously evolving cybersecurity risks, we continue to invest in our information technology and operational technology cybersecurity programs. We manage risk and protect our company's business operations through targeted people, process and technology-focused improvements, including the implementation of data privacy and security focused training for our shoreside and select shipboard team members. We have a Chief Information Security Officer who reports to the Chief Information Officer and is responsible for leading global cybersecurity risk reduction efforts and compliance.

Protecting data and the privacy of personal information is of critical importance to our business. As a company, we are entrusted with personal data belonging to our guests, team members and business partners. In light of this and the numerous jurisdictional data privacy and security laws/regulations, we have data privacy and security standards across the corporation. Our Chief Privacy Officer and Data Protection Officers oversee our focus on the proper processing of personal information in alignment with our privacy policy and applicable privacy laws and regulations.

Our Chief Information Officer and Chief Privacy Officer are responsible for risk management with respect to information technology operations, cybersecurity and data privacy. In addition, the Audit Committees are responsible for oversight of our risk management with respect to information technology operations and cybersecurity while the Compliance Committees oversee risk management in the area of data privacy. Despite our efforts with respect to information technology operations, cybersecurity and data privacy, we have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. In 2023, the penalties and settlements paid in connection with cyber incidents were not material.

XVII. Insurance

a. General

We maintain insurance to cover a number of risks associated with owning and operating our vessels and other non-ship related risks. All such insurance policies are subject to coverage limits, exclusions and deductible levels. Insurance premiums are dependent on our own loss experience and the general premium requirements of our insurers. We maintain certain levels of deductibles for substantially all the below-mentioned coverages. We may increase our deductibles to mitigate future premium increases. We do not carry coverage related to loss of earnings or revenues from our ships or other operations.

b. Protection and Indemnity ("P&I") Coverages

Liabilities, costs and expenses for illness and injury to crew, guest injury, pollution and other third-party claims in connection with our cruise activities are covered by our P&I clubs, which are mutual indemnity associations owned by ship owners.

We are members of three P&I clubs, Gard, Steamship Mutual and UK Club, which are part of a worldwide group of 12 P&I clubs, known as the International Group of P&I Clubs (the "IG"). The IG insures directly, and through broad and established reinsurance markets, a large portion of the world's shipping fleets. Coverage is subject to the P&I clubs' rules and the limits of coverage are determined by the IG.

c. Hull and Machinery Insurance

We maintain insurance on the hull and machinery of each of our ships for reasonable amounts as determined by management. The coverage for hull and machinery is provided by large and well-established international marine insurers. Insurers make it a condition for insurance coverage that a ship be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our ships are routinely inspected and certified to be in class by an IACS member.

d. War Risk Insurance

We use a combination of insurance and self-insurance to cover war risk for legal liability to crew, guests and other third parties as well as loss or damage to our vessels arising from war or war-like actions. Our primary war risk insurance coverage is provided by international marine insurers and our excess war risk insurance is provided by our three P&I clubs. Under the terms of our war risk insurance coverage, which are typical for war risk policies in the marine industry, insurers can give us no less than three days' notice that the insurance policies will be canceled. However, the policies may be reinstated at different premium rates.

e. Other Insurance

We maintain property insurance covering our shoreside assets and casualty insurance covering liabilities to third parties arising from our hotel and transportation business, shore excursion operations and shoreside operations, including our port and related commercial facilities. We also maintain workers' compensation, director's and officer's liability and other insurance coverages.

XVIII. Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

a. U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

1. Application of Section 883 of the Internal Revenue Code

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

2. Exemption Under Applicable Income Tax Treaties

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

3. U.S. State Income Tax

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

b. UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

c. Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional 10-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2023 and 2022.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

d. Global Minimum Tax

In December 2021, the Organization for Economic Co-operation and Development ("OECD") issued Model Rules for implementation of a 15% minimum tax for multinational enterprises as part of its initiative intended to address the tax challenges arising from globalization. A number of countries, including the UK and EU member states, have agreed to adopt the OECD's minimum tax rules and several countries, including the UK, have already implemented these rules. The phased implementation of these rules could affect us in 2026 with the potential for a one-year deferral. Prior to any mitigating actions, we believe the annual impact could be approximately $200 million. We do not expect the application of these rules to have a material impact on the Carnival plc Group financial statements. The application of the rules continues to evolve, and its outcome may alter our tax obligations in certain countries in which we operate. We continue to evaluate the impact of these rules and are currently evaluating a variety of mitigating actions to minimize the impact.

e. Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

XIX. Governmental Regulations

a. Maritime Regulations

1. General

Our ships are regulated by numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change frequently, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements, we could be fined or otherwise sanctioned by regulators. We are committed to complying with, or exceeding, all relevant requirements.

The primary regulatory bodies that establish maritime laws and requirements applicable to our ships include:

The International Maritime Organization ("IMO"): All of our ships, and the maritime industry as a whole, are subject to the maritime safety, security and environmental regulations established by the IMO, a specialized agency of the United Nations. The IMO's principal sets of requirements are mandated through its International Convention for the Safety of Life at Sea ("SOLAS"), its International Convention for the Prevention of Pollution from Ships ("MARPOL") and its International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").

Flag States: Our ships are registered, or flagged, in The Bahamas, Bermuda, Italy, the Netherlands, Panama and the UK, which are also referred to as Flag States. Our ships are regulated by these Flag States through international conventions that govern, among other things, health, environmental, safety and security matters in relation to our guests, crew and ships. Representatives of each Flag State conduct periodic inspections, surveys and audits to verify compliance with these requirements.

Ship classification societies: Class certification is one of the necessary documents required for our ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Our ships are subject to periodic class surveys, including dry-dock inspections, by ship classification societies to verify that our ships have been maintained in accordance with the rules of the classification societies and that recommended repairs have been satisfactorily completed. Dry-dock frequency is a statutory requirement mandated by SOLAS.

National, regional, and other authorities: We are subject to the decrees, directives, regulations, and requirements of the European Union ("EU"), the UK, the U.S., other countries, and many other authorities, including ports that our ships visit.

Port regulatory authorities (Port State Control): Our ships are also subject to inspection by the port regulatory authorities, which are also referred to as Port State Control, in the various countries that they visit. Such inspections include verification of compliance with the maritime safety, security, environmental, customs, immigration, health and labor requirements applicable to each port, as well as with regional, national and international requirements. Many countries have joined together to form regional Port State Control authorities.

Our Boards of Directors have Health, Environment, Safety and Security ("HESS") Committees, which were comprised of five independent directors as of November 30, 2023. The principal function of the HESS Committees is to assist the boards in fulfilling their responsibility to supervise and monitor our health, environmental, safety, security and sustainability policies, programs and initiatives at sea and ashore and compliance with related legal and regulatory requirements. The HESS Committees and our management team review significant HESS relevant risks or exposures and associated mitigating actions.

We are committed to implementing appropriate measures to manage identified risks effectively. We have a Chief Maritime Officer to oversee our global maritime operations, including maritime policy, maritime affairs, maritime standards, training, shipbuilding, asset management, health operations, and research and development. In addition, we have a Chief Risk and Compliance Officer who leads the effort to promote and monitor a strong ethics and compliance culture throughout the company, including all areas of HESS.

To help ensure that we are compliant with legal and regulatory requirements and that these areas of our business operate in an efficient and effective manner, we have taken certain actions including, but not limited to:

- Providing regular health, environmental, safety and security support, training, guidance and information to guests, team members and others working on our behalf
- Performing regular shoreside and shipboard audits and taking appropriate action when deficiencies are identified
- Developing, reviewing, and working to improve policies and procedures designed to prevent, detect, respond and correct various regulatory violations and other misconduct
- Supporting a comprehensive HESS incident investigation program that is designed to prevent re-occurrence, promote learning, and support continuous improvement

2. Maritime Safety Regulations

The IMO has safety standards as part of SOLAS. To help ensure guest and crew safety, SOLAS establishes requirements for the following:

- Vessel design and structural features
- Construction and materials
- Refurbishment standards
- Radio communications
- Life-saving and other equipment
- Fire protection and detection
- Safe management and operation
- Musters

All of our crew undergo regular safety training that meets or exceeds all international maritime regulations, including SOLAS requirements, which are periodically revised. Additionally, we have implemented and continue to develop policies and procedures that we believe enhance our commitment to the safety of our guests and crew.

SOLAS requires implementation of the International Safety Management Code (“ISM Code”), which provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code is mandatory for passenger vessel operators. Under the ISM Code, vessel operators are required to:

- Develop and implement a Safety Management System (“SMS”) that includes, among other things, the adoption of safety and environmental protection policies setting forth instructions and procedures for operating vessels safely and describing procedures for responding to emergencies and protecting the environment. In addition, our SMS includes health and security procedures
- Obtain a Document of Compliance (“DOC”) for the vessel operator, as well as a Safety Management Certificate (“SMC”) for each vessel they operate. These documents are issued by the vessel’s Flag State and evidence compliance with the ISM Code and the SMS
- Verify or renew DOCs and SMCs periodically in accordance with the ISM Code

All our ships are regularly audited by our various national authorities and we are required to maintain the relevant certificates of compliance with the ISM Code.

3. Maritime Security Regulations

Our ships are subject to numerous security requirements. These requirements include the International Ship and Port Facility Security Code, which is part of SOLAS, the U.S. Maritime Transportation Security Act of 2002, which addresses U.S. port and waterway security and the U.S. Cruise Vessel Security and Safety Act of 2010, which applies to all of our ships that embark or disembark passengers in the U.S. These regulations include requirements as to the following:

- Implementation of specific security measures, including onboard installation of a ship security alert system
- Assessment of vessel security
- Efforts to identify and deter security threats
- Training, drills and exercises
- Security plans that may include guest, vehicle and baggage screening procedures, security patrols, establishment of restricted areas, personnel identification procedures, access control measures and installation of surveillance equipment
- Establishment of procedures and policies for reporting and managing allegations of crimes

4. Maritime Environmental Regulations

We are subject to numerous international, multi-national, national, state and local environmental laws, regulations and treaties that govern air emissions, waste management, and the storage, handling, use and disposal of hazardous substances such as chemicals, solvents and paints.

As a means of managing and improving our environmental performance and compliance, we adhere to standards set by the International Organization for Standardization ("ISO"), an international standard-setting body, which produces worldwide industrial and commercial standards. The environmental management system of our company and ships is certified in accordance with ISO 14001, the environmental management standard that was developed to help organizations manage the environmental impacts of their processes, products and services.

i. International Regulations

The principal international convention governing marine pollution prevention and response is MARPOL.

a. Preventing and Minimizing Pollution

MARPOL includes six annexes, four of which are applicable to our cruise ships, containing requirements designed to prevent and minimize both accidental and operational pollution by oil, sewage, garbage and air emissions and the provision of facilities at ports and terminals for the reception of sewage and sets forth specific requirements related to vessel operations, equipment, recordkeeping and reporting that are designed to prevent and minimize pollution. All our ships must carry an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, an International Air Pollution Prevention Certificate and a Garbage Management Plan. Administrative, civil and criminal penalties may be assessed for violations. The ship's Flag State issues these certificates, which evidence their compliance with the MARPOL regulations regarding prevention of pollution by oil, sewage, garbage and air emissions. Certain jurisdictions have not adopted all of these MARPOL annexes but have established various national, regional or local laws and regulations that apply to these areas.

MARPOL requires that discharges of machinery space bilge water pass through pollution prevention equipment that separates oil from the water and monitors the discharged water to ensure that the effluent does not exceed 15 parts per million oil content. Our ships have oily water separators with oil content monitors installed and maintain a record of certain engine room operations in an Oil Record Book. In addition, we have voluntarily installed redundant systems on all our ships that monitor processed bilge water a second time prior to discharge to help ensure that it contains no more than 15 parts per million oil content. This system also provides additional controls to prevent improper bilge water discharges. MARPOL also requires that our ships have Shipboard Oil Pollution Emergency Plans.

Furthermore, MARPOL addresses air emissions from vessels, establishes requirements for the prevention of air pollution from ships to reduce emissions of sulfur oxides ("SOx"), nitrogen oxides ("NOx"), particulate matter and greenhouse gases ("GHG") emissions. It also contains restrictions on the use of ozone depleting substances ("ODS") and requires the recording of ODS use, equipment containing ODS and the emission of ODS.

b. Sulfur Emissions

The IMO adopted a global 0.5% sulfur cap for marine fuel which began in January 2020. The EU Parliament and Council also adopted 0.5% sulfur content fuel requirement (the "EU Sulfur Directive"). The options to comply with both the global 0.5% sulfur cap and the EU Sulfur Directive include the installation and use of Advanced Air Quality Systems, or the use of low sulfur or alternative fuels.

MARPOL addresses air emissions from both auxiliary and main propulsion diesel engines on ships and further specifies requirements for Emission Control Areas ("ECAs") with stricter limitations on sulfur emissions content in these areas, requiring ships to use fuel with a sulfur content of no more than 0.1%, or to use alternative emission reduction methods, such as Advanced Air Quality Systems.

We have Advanced Air Quality Systems on most of our ships, which are aiding in partially mitigating the financial impact from the ECAs and global sulfur requirements. We use Advanced Air Quality Systems wherever possible subject to local laws and regulations. Additionally, Advanced Air Quality Systems used with heavy fuel oil ("HFO") result in as good or better SOx, NOx and particulate emissions compared to marine gasoil ("MGO").

c. **Greenhouse Gas Emissions**

The IMO has established technical and operational measures for all ships that are intended to improve energy efficiency and reduce GHG emissions from international shipping. The technical measures apply to the design of new vessels and the operational measures apply to all vessels.

The IMO mandates a data collection system (“DCS”) for reporting fuel oil consumption. The DCS requires ships of 5,000 gross tons and above to provide fuel consumption data to their respective Flag State at the end of each calendar year. Flag States validate the data and transfer it to a database and the IMO produces a summary annual report. In January 2023, MARPOL changes in support of the IMO’s GHG emission reduction goals went into effect and include an operational measure called the Carbon Intensity Indicator (“CII”), an annual ship-level CO_2 intensity emissions performance measure, and a technical measure called the Energy Efficiency Existing Ship Index (“EEXI”), a one-off measure similar to the Energy Efficiency Design Index (“EEDI”) for newbuilds, that confirms for a specific condition that a ship meets a target CO_2 emission intensity. The EEXI has not had a material impact and the impact for CII is uncertain as the enforcement mechanism of the regulation is still to be defined. In 2023, the IMO adopted its 2023 Strategy on Reduction of GHG Emissions from Ships (“IMO Strategy”) that would require international shipping to reduce total GHG emissions on a well-to-wake basis to net zero by or around 2050. In addition, the framework introduces checkpoints in 2030 and 2040 that seek reductions in the absolute GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. The IMO Strategy includes a range of measures planned for implementation in 2027, including fuel standards and market-based measures that could result in changes to itineraries or increased compliance related costs for which the impact is uncertain and may individually and collectively have a material impact on our profitability.

d. **Ballast Water**

Ballast water is water used to stabilize ships at sea and maintain safe operating conditions throughout a voyage. Ballast water can carry a multitude of marine species. The IMO’s Ballast Water Management Convention governs the discharge of ballast water from ships and requires the installation of ballast water management systems for existing ships. The convention also sets forth requirements for ballast water exchange, record keeping, and maintaining an approved Ballast Water Management Plan. The Convention is designed to regulate the treatment of ballast water prior to discharging overboard in order to avoid the transfer of marine species to new environments, as well as establishing other ballast water management practices for monitoring and environmental protection.

ii. **U.S. Federal and State Regulations**

The Oil Pollution Act of 1990 (“OPA 90”) established a comprehensive federal liability regime, as well as prevention and response requirements, relating to discharges of oil in U.S. waters. The major requirements include demonstrating financial responsibility up to the liability limits set by OPA 90 and having oil spill response plans in place. We have Certificates of Financial Responsibility (“COFR”) that demonstrate our ability to meet the liability limits of OPA 90 and covers releases of hazardous materials. It is possible, however, for our liability limits to be broken, which could expose us to unlimited liability. As OPA 90 expressly allows coastal states to impose liabilities and requirements beyond those imposed under federal law, many U.S. states have enacted laws more stringent than OPA 90. Some of these state laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements. Most coastal states have also enacted environmental regulations that impose strict liability for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance, similar to OPA 90.

The Clean Water Act (“CWA”) provides the U.S. Environmental Protection Agency (“EPA”) with the authority to regulate incidental discharges from commercial vessels, including discharges of ballast water, bilge water, gray water, anti-fouling paints and other substances during normal operations within the U.S. three mile territorial sea and inland waters. Pursuant to the CWA authority, the U.S. National Pollutant Discharge Elimination System was designed to minimize pollution within U.S. territorial waters. For our affected ships, the incidental discharge requirements are set forth in EPA’s Vessel General Permit (“VGP”) for discharges incidental to the normal operations of vessels. The VGP establishes effluent limits for specific discharges incidental to the normal operation of a vessel, many of which apply to our cruise ships. In addition to the requirements associated with these discharges and more stringent vessel-specific requirements, the VGP includes requirements for inspections, monitoring, reporting and record-keeping. In 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and was intended to clarify and streamline discharge requirements for the incidental discharges covered by the VGP and certain U.S. Coast Guard (“USCG”) regulations for ballast water.

The state of Alaska requires permitting for certain discharges from cruise ships in designated Alaskan waters. Further, the state of Alaska requires that certain discharges be reported and monitored to verify compliance with standards and repeat violators of the regulations could be prohibited from operating in Alaskan waters. Environmental regimes in Alaska are more stringent than the U.S. federal requirements with regard to discharges from vessels. The state of California also has environmental requirements significantly more stringent than federal requirements for water discharges and air emissions.

iii. EU Regulations

The EU has adopted a broad range of substantial environmental measures aimed at improving the quality of the environment. To support the implementation and enforcement of European environmental legislation, the EU has adopted directives on environmental liability and enforcement and a recommendation providing for minimum criteria for environmental inspections.

The European Commission's ("EC") strategy is to reduce emissions from ships. The EC strategy seeks to implement SOx Emission Control Areas set out in MARPOL, as discussed above via their own Sulfur Directive.

The EC has also implemented regulations aimed at reducing GHG emissions from maritime shipping through a Monitoring, Reporting and Verification regulation, which involves collecting emissions data from ships over 5,000 gross tons to monitor and report GHG emissions on all voyages to, from and between European Union ports.

The EU adopted a series of significant reforms as a part of its Fit for 55 package to meet its 2030 emissions reduction goal. The main instruments for reducing emissions are the Emissions Trading System ("ETS"), FuelEU Maritime initiative and the Energy Taxation Directive ("ETD") as well as amendments to the alternative fuels infrastructure and renewable energy directives.

The ETS regulates emissions through a "cap and trade" principle, where a cap is set on the total amount of certain emissions that can be emitted. The maritime shipping sector is included in the scope of ETS effective January 2024 and requires ships to procure emission allowances covering 40% of their emissions inside EU waters to be surrendered in 2025, 70% of 2025 emissions to be surrendered in 2026 and 100% of annual emissions thereafter, to be surrendered in the following year.

The FuelEU Maritime initiative, which will be effective in January 2025, is a long-term framework to reduce maritime emissions by increasing the use of sustainable alternative fuels and, for the cruise industry, the use of shore power. The initiative requires compliance with the maximum limits of GHG intensity of energy used on board. The stringency of these limits increases over time, and there are financial penalties for non-compliance. The initiative also includes requirements for ships to connect to shore power when at EU ports.

The ETD is a framework for the taxation of energy products and sets minimum rates of excise duty to encourage a low carbon economy. Proposed amendments to the ETD will introduce new tax rates based on the energy content and environmental impact rather than volume. If adopted, these amendments will also widen the directive to include maritime fuels, which were previously exempt. To date, there is no timeline for adoption of these amendments.

We estimate the 2024 impact of the ETS regulations to be approximately $51 million, based on a European Union Allowance cost of $75 per metric ton of emissions. The exact impact of the Fit for 55 regulations is uncertain as elements of the proposals have not yet been finalized and enacted and will depend on future deployments.

5. Maritime Health Regulations

We are committed to providing a healthy environment for all of our guests and crew. We collaborate with public health inspection programs throughout the world, such as the Centers for Disease Control and Prevention ("CDC") in the U.S. and the SHIPSAN Project in the EU, to ensure that development of these programs leads to enhanced health and hygiene onboard our ships. Through our collaborative efforts, we work with the authorities to develop and revise guidelines, review plans and conduct on-site inspections for all newbuilds and significant ship renovations. We work closely with governments and health authorities around the world to ensure that our health and safety protocols comply with the requirements of each location. In addition, we continue to maintain our ships by meeting, and often exceeding, applicable public health guidelines and requirements, complying with inspections, reporting communicable illnesses and conducting regular crew training and guest education programs.

6. Maritime Labor Regulations

The International Labor Organization develops and oversees international labor standards and includes a broad range of requirements, such as the definition of a seafarer, minimum age of seafarers, medical certificates, recruitment practices, training, repatriation, food, recreational facilities, health and welfare, hours of work and rest, accommodations, wages and entitlements.

The STCW, as amended, establishes additional minimum standards relating to training, including security training, certification and watchkeeping for our seafarers.

b. Other Governmental Regulations

Compliance with GHG regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to climate-related regulations.

In most countries where we source the majority of our guests, we are required to establish financial responsibility, such as obtaining a guarantee from stable financial institutions and insurance companies, to satisfy liability in cases of our non-performance of obligations to our guests. The amount of financial responsibility varies by jurisdiction based on the amount mandated by the applicable local legislation, regulatory agency or association.

In Australia and most of Europe, we may be obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we receive these payments.

In addition, the UK plans to include domestic shipping under its national ETS beginning in January 2026. To date, they have not defined if the domestic legs or port calls of ships engaged in international voyages will be included.

We are, or may in the future become, subject to other laws and regulations which require our compliance, including those addressing antitrust, anti-money laundering, bribery, corruption, data privacy, human rights, securities and sanctions, reporting on sustainability matters, as well as human resources related matters.

XX. Sustainability and Environmental Impact

We strive to be a company that people want to work for and to be an exemplary global corporate citizen. Our commitment and actions to keep our guests and crew members safe and well, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success.

In 2021, we established goals for 2030 which incorporate six focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals.

Sustainability Goals Progress

The tables below represent our progress through November 30, 2023 in each of our six focus areas and associated goals:

2030 Climate Action Goals	Status (a)	Our Progress
Achieve 20% GHG intensity reduction relative to our 2019 baseline measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD	Accelerated	• Accelerated the expected achievement of this goal by four years to 2026 • Achieved 14.0% GHG intensity reduction on an ALB-km basis relative to 2019 and 35.4% relative to 2008 • Achieved 14.1% GHG intensity reduction on an ALBD basis relative to 2019 and 39.3% relative to 2008
Reduce absolute particulate matter air emissions by 50% relative to our 2015 baseline	Achieved	
Increase fleet shore power connection capability to 60% of the fleet	Achieved	64% of the fleet has shore power connection capability, up from 57% in 2022 and 46% in 2021
Expand our LNG program	Ongoing	Eight LNG ships in operation, representing 16% of fleet capacity, and three more on order
Optimize the reach and performance of our Advanced Air Quality System program	Ongoing	93% of the fleet has Advanced Air Quality Systems installed (b)
Expand battery, fuel cell and biofuel capabilities	Ongoing	Successfully piloted the use of biofuels as a replacement for fossil fuel on one ship in 2023 and two ships in 2022
Reduce Scope 3 (indirect) emissions associated with food procurement and waste management	Ongoing	Food and waste management Scope 3 emission estimates were similar to the 2019 base year
Identify carbon offset options only when energy efficiency options have been exhausted	Ongoing	Continuing to monitor the carbon offset market and other alternatives

2030 Circular Economy Goals	Status (a)	Our Progress
Achieve 50% single-use plastic item reduction in 2021	Achieved	Removed hundreds of millions of single-use plastic items from the fleet
Achieve 30% unit food waste reduction by 2022, 40% by 2025 and 50% by 2030	Achieved/ On Track	• Achieved our 2022 goal • 2025 and 2030 goals on track, as we delivered a 38% unit food waste reduction in 2023
Increase Advanced Waste Water Treatment System coverage to >75% of our fleet capacity	On Track	Achieved 70% coverage of fleet capacity and 70% of ships
Send a larger percentage of waste to waste-to-energy facilities where practical	Ongoing	
Partner with primary vendors to reduce upstream packaging volumes	Ongoing	Achieved an approximately 50% reduction in plastic-based packaging materials with one primary vendor since 2022

2030 Good Health and Well-Being Goals	Status (a)	Our Progress
Committed to continued job creation	Ongoing	Continued to open and fill a number of shoreside positions
Establish measurable Company Culture metrics and set annual improvement targets	Ongoing	Completed annual culture survey for our shipboard and shoreside employees and began tracking associated metrics
Implement global well-being standards by 2023	Achieved	Implemented shipboard employee well-being standards, including preventive health offers, such as vaccination protection and the prevention and detection of mental illnesses, among other benefits
Reduce the number of guest and crew work-related injuries	Ongoing	Continued to implement and monitor impact of initiatives to prevent guest and crew injuries

2030 Sustainable Tourism Goals	Status (a)	Our Progress
Animal Welfare – responsible sourcing • Achieve 100% cage free eggs by the end of 2025 • Achieve 100% responsible chicken sourcing by the end of 2025 • Achieve 100% gestation crate-free pork by the end of 2025	On Track	Continued to work with our supply chain and met our glidepath targets for fiscal year 2023 – sourced 55% cage free eggs, 34% responsible chicken and 40% gestation crate-free pork purchases
Establish partnerships with destinations focused on sustainable economic development, preservation of local traditions, and capacity management	Ongoing	• Continued construction on a new cruise port destination, Celebration Key, on Grand Bahama Island which is expected to open in 2025. Celebration Key will provide business opportunities for the residents of Grand Bahama with an estimated 1,000 local jobs • Continued to support the Alaskan region through community projects and the Alaska Green Corridor partnership to explore methods to accelerate the reduction of GHG emissions • Continued to support our community efforts in the Caribbean through educational ship tour programs, celebratory events and community volunteerism
Continue to support disaster resilience, relief, and recovery efforts	Ongoing	• Donated to Direct Relief to fund relief efforts in Hawaii after the devastating wildfires • Supported disaster relief efforts in Acapulco after hurricane Otis

2030 Sustainable Tourism Goals	Status (a)	Our Progress
Build stronger community relationships in our employment bases and destinations via employee volunteering programs	Ongoing	• Conducted multiple coastal cleanups involving shipboard- and shoreside employees and partners in various locations around the world • Costa Cruises continued with its program donating meals to those who need them the most in local communities • AIDA Cruises continued with its initiatives to provide sustainable support to local communities through the construction of new school facilities, providing numerous children with access to education

2030 Biodiversity and Conservation Goals	Status (a)	Our Progress
Support biodiversity and conservation initiatives through select NGO partnerships	Ongoing	• Completed efforts to support Giglio Island's marine biodiversity • Engaged with several NGOs on potential partnership opportunities
Conduct audits and monitor animal encounter excursions regularly	Ongoing	Continued audit and monitoring program

2030 Diversity, Equity and Inclusion Goals	Status (a)	Our Progress
Ensure our overall shipboard and shoreside employee base reflects the diversity of the world	Ongoing	• Continued to employ shipboard crew members from approximately 150 countries around the world • Our CEO signed the CEO Action for Diversity & Inclusion pledge
Expand shipboard and shoreside diversity, equity, and inclusion across all ranks and departments	Ongoing	• Our company was recognized with several top employer awards more broadly for advancing diversity, equity and inclusion in the workplace • Launched the employee resource group Women Officer Network • Re-joined the International LGBTQ+ Travel Association

(a) Accelerated — Quantifiable/numerical goals whose timeline has been moved forward.
On Track — Quantifiable/numerical goals that are showing a positive trend towards achieving the goal.
Ongoing — Qualitative/non-numerical goals which are currently in progress.

(b) Excluding LNG ships.

A key focus of our sustainability efforts is climate action, therefore, we have developed a four-part strategy to help us achieve our GHG intensity goals:

- Fleet optimization: delivering larger, more efficient ships as part of our ongoing newbuild program, some of which may replace existing ships in our fleet
- Energy efficiency: continuing to improve our existing fleet's energy efficiency through investment in projects such as service power packages, air lubrication systems and expanding shore power capabilities
- Itinerary efficiency: designing more energy-efficient itineraries, focusing on operational execution and investing in port and destination projects in strategic locations
- New technologies and alternative fuels: investing in a first-of-its-kind lithium-ion battery storage system and assessing carbon capture and storage. We also support the adaptation of alternative fuels including biofuels such as methanol, which we are assessing as a future low GHG emission fuel option for our ships

Refer to Note 2 — "Significant Accounting Policies" for additional information on how climate change has been considered in our financial statements.

In addition to our 2030 sustainability goals, we are committed to continuing our reduction of GHG emissions. Our absolute GHG emissions peaked in 2011 and since that time we have decreased our emissions (on a tank-to-wake basis) by over 10%, despite capacity growth of 30% over the same period. Additionally, we are pursuing net zero emissions by 2050, aligned with the revised IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have partnered with companies, universities, research bodies, non-governmental organizations, and other key organizations to help identify and scale new technologies not yet ready for the cruise industry. For example, we are piloting maritime scale battery technology, working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully piloted the use of biofuel as a replacement for fossil fuel on three ships. The certified biofuels used in these pilots offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached.

We continue to make progress on the implementation of Service Power Packages, a comprehensive set of technology upgrades, which will be implemented over the next several years across a portion of the fleet. These upgrades include the following elements designed to reduce both fuel usage and GHG emissions while also contributing to cost savings:

- Comprehensive upgrades to each ship's hotel HVAC systems
- Technical systems upgrades on each ship
- State-of-the-art LED lighting systems
- Remote monitoring and optimization of energy usage and performance

The Service Power Package upgrades are part of our ongoing energy efficiency investment program and are expected to further improve energy savings and reduce fuel consumption. Upon completion, these upgrades are expected to deliver an average of 5-10% fuel savings per ship.

We have nine Air Lubrication Systems ("ALS") currently operating in our fleet and have additional installations in progress and planned for the future. ALS cushion the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water, which generate approximately 5% savings in fuel consumption for propulsion and reductions in GHG emissions on ALS equipped ships when operating in a specific speed range.

We have eight LNG powered cruise ships in operation as of November 30, 2023 and three that are expected to join the fleet through 2025. In total, these 11 ships are expected to represent over 20% of our total future capacity by summer 2025. All our LNG ships also have the capability to run on MGO and bio-LNG.

While LNG is a fossil fuel and generates GHG emissions, its direct CO_2 emissions are lower than those of conventional fuels and it emits effectively zero sulfur oxides (only the sulfur in the pilot fuel is present), reducing nitrogen oxides by 85% and particulate matter by 95%-100%. Both on a tank-to-wake and well-to-wake basis when measured using the scientifically accepted 100-year global warming potential ("GWP") time frame, LNG has lower overall GHG emissions than conventional fuels and in the absence of market-ready zero-emission fuels, is currently the best readily available fuel to help reduce ship GHG emissions now. The types of engines that we use are subject to small amounts of methane slip (the passage of un-combusted methane through the engine). There are different views relating to the measurement of the environmental impact of LNG, including the methane slip. Our disclosures report our emissions, including methane slip, as part of our total GHG emissions (reported as CO_2e) using the 100-year GWP and are measured on a tank-to-wake basis. We are working closely with our engine manufacturers and other technology providers to further mitigate methane slip and we are part of the Methane Abatement in Maritime Innovation Initiative ("MAMII"), where we are partnering with other major maritime players to seek solutions for this challenge. We are also evaluating options to remove unburnt methane from exhaust streams.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and are promoting the use of shore power. Shore power enables our ships to use shoreside electric power, where available, while in port rather than running their engines to power their onboard services, resulting in reduced engine emissions and noise in port. We now lead the industry in ships capable of plugging into shore power with twice as many ships ready to plug in as there are ports able to provide shore power. Nearly two-thirds of our ships are equipped with this capability, and that number will increase over time as more ports provide shore power. We have continued our work with several local port authorities to utilize cruise ship shore power connections.

We have considered the above planned strategy in connection with the preparation of our financial statements and any estimates used in the preparation of our financial statements.

We have voluntarily reported our GHG footprint via the CDP each year since 2006. The CDP rates companies on the depth and scope of their disclosures and the quality of their reporting. Our submission includes details of our most recently compiled emissions data and reduction efforts, along with the results of an independent, third-party verification of our GHG emissions. We also disclose our holistic water stewardship to use less, reuse more and clean as well as purify used water to return to nature through the CDP water program.

Carnival Corporation & plc's GHG emissions inventory management plan follows the guidance in The Greenhouse Gas Protocol and ISO 14064-1:2018 and our environmental management system is certified in accordance with the ISO 14001:2015 Environmental Management System standard.

We voluntarily publish Sustainability Reports that address governance, stakeholder engagement, environmental, labor, human rights, society, product responsibility, economic and other sustainability-related issues and performance indicators. These reports are not incorporated in this document and can be viewed at www.carnivalcorp.com, www.carnivalplc.com and www.carnivalsustainability.com.

Strategic Report

a. Summary of our Environmental Impact

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Additionally, limited assurance is provided on our GHG emissions by an independent third party. Our fiscal year 2023 direct GHG emissions, which are largely generated from our ships, represented over 99% of our total Scope 1 and 2 emissions.

	Unit	Global Emissions 2023	Global Emissions 2022	Global Emissions 2021	UK Emissions 2023	UK Emissions 2022	UK Emissions 2021
GHG Emissions *(in thousands)*							
Scope 1 – Direct GHG Emissions	Metric Tons CO_2e	9,610	8,539	4,409	1,179	1,027	480
Scope 2 – Indirect GHG Emissions – Location based	Metric Tons CO_2e	38	43	29	1	1	1
Total GHG Emissions (Scope 1&2) – Location based	Metric Tons CO_2e	9,648	8,582	4,438	1,180	1,028	481
Energy Consumption *(in millions)*							
Scope 1 – Energy Consumption	Kwh	34,961	30,853	15,752	4,383	3,733	1,721
Scope 2 – Energy Consumption	Kwh	107	107	82	4	3	2
Total Energy Consumption (Scope 1&2)	Kwh	35,068	30,960	15,834	4,387	3,736	1,723
Intensity Ratio	Grams of CO_2e/ ALB-Km	211	241	330	217	267	385
Intensity Ratio	Kilograms of CO_2e/ ALBD	103	115	(a)	106	123	(a)

(a) Intensity ratio measured in kilograms of CO_2e per ALBD for 2021 is not meaningful due to the resumption of guest cruise operations.

Data for 2022 and 2021 is not representative of a full year of operations.

In 2022, we performed a baseline inventory of our 2019 Scope 3 GHG emissions following the Greenhouse Gas Protocol and ISO 14064-1:2018 guidance. In 2023, we performed an inventory of our Scope 3 GHG emissions for the 12-month period from June 1, 2022 to May 31, 2023. The period used for conducting our annual Scope 3 GHG emissions inventory provides sufficient time to collect and consolidate the large amount of activity-based data needed to complete the inventory and report the results in our Annual Report. Due to the retirement of an emission factor database hosted by the Greenhouse Gas Protocol in August 2023 and our desire to compare our Scope 3 GHG emission inventories over time, we needed to recalculate our 2019 baseline inventory using a consistent set of emission factors. We replaced the Greenhouse Gas Protocol emission factor database with the U.S. EPA Supply Chain Greenhouse Gas emission factors v1.2. We determined that our Scope 3 emissions were estimated to be around 40% of our total emissions. Our recalculated baseline Scope 3 emissions inventory was 8% lower than the initial baseline calculations. It is important to note that because Scope 3 emissions relate to other organizations' emissions and there are a wide range of emission factor databases to choose from, these estimates are subject to numerous uncertainties.

	Global Greenhouse Gas (GHG) Scope 3 Emissions		
In thousands	**Unit**	**2023/2022(a)**	**2019**
Total Scope 3 GHG emissions	MTCO2e	7,562	9,738
Cat. 1 Purchased goods and services	MTCO2e	3,942	5,225
Cat. 2 Capital goods	MTCO2e	705	1,030
Cat. 3 Fuel- and energy-related activities	MTCO2e	1,751	1,945
Cat. 4 Upstream transportation and distribution	MTCO2e	179	165
Cat. 5 Waste generated in operations	MTCO2e	96	85
Cat. 6 Business travel	MTCO2e	33	67
Cat. 7 Employee commuting	MTCO2e	650	885
Cat. 8 Upstream leased assets	MTCO2e	N/A	N/A
Cat. 9 Downstream transportation and distribution			
Cat. 10 Processing of sold products			
Cat. 11 Use of sold products	MTCO2e	186	283
Cat. 12 End-of-life treatment of sold products	MTCO2e	N/A	N/A
Cat. 13 Downstream leased assets			
Cat. 14 Franchises			
Cat. 15 Investments	MTCO2e	20	53

(a) Our Scope 3 emissions were calculated using the 12-month period from June 1, 2022 – May 31, 2023.

GHG emissions data collection and calculations were performed in accordance with our GHG emissions inventory management plan. Ship fuel emissions represent over 97% of our total Scope 1 and 2 emissions and approximately 55% of our total emissions.

Scope 1 emissions include direct emissions from the combustion of ship fuel, inadvertent release of ship refrigerants, and other direct emissions generated by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK number as per above table) and Cunard (UK number as per above table).

Scope 2 emissions include emissions from the consumption of electricity for facilities and ships as well as heat or steam purchased by sources owned or controlled by Carnival Corporation & plc (global number as per above table) as well as ships operated and facilities owned and leased by our UK-based and marketed brands — P&O Cruises (UK) and Cunard (UK number as per above table).

Scope 3 emissions include emissions that occur in the value chain of Carnival Corporation & plc. Scope 3 emissions were estimated using supplier and activity-based data, where available (e.g., city-pair flight data, food and beverage physical units purchased, waste volumes and fuel consumption and shipbuilder-reported emissions). Several emission factor databases were used in the estimation, including DEFRA, Sphera Life Cycle Inventory (LCI) factors, and the U.S. EPA Supply chain GHG Emission Factors v1.2 (with margins). Spend-based emission factors were adjusted for inflation as needed. Our estimation is conducted at the corporate, not country level. Given the number of assumptions required to estimate Scope 3 emissions, it is reasonable to assume that the ratio of our UK Emissions to our Global Emissions is comparable.

We measure and report the ship fuel GHG emission rate in terms of grams of CO_2e per ALB-Km and kilograms of CO_2e per ALBD. These indicators enable us to make meaningful GHG emission reduction comparisons that take into account changes in fleet size, itineraries and passenger capacity during normal operations. The CO_2e/ALBD metric is a better indicator of our progress on absolute emissions reduction.

In addition to GHG emissions, we also monitor various other environmental metrics to assess our impact and track our performance over time.

	Other Environmental Impact Metrics			
(in thousands, except percentages)	**Unit**	**2023**	**2022**	**2021**
Water Consumption	Metric Tons	23,907	17,867	5,730
Wastewater	Metric Tons	23,687	17,395	5,437
Waste Disposal	Metric Tons	284	231	122
Percent of Waste Recycled	Percent	29.0%	30.2%	35.8%

Data for 2022 and 2021 is not representative of a full year of operations.

b. Climate-Related Financial Disclosures

Under the UK Listing Rule LR 9.8.6R, which is mandatory for Carnival plc, we set out below our climate-related financial disclosures fully consistent with the Task Force on Climate-Related Financial Disclosures ("TCFD") Recommendations and Recommended disclosures, taking into account guidance published by the TCFD including the Guidance for All Sectors. Our consistency with the TCFD's four pillars, Governance, Strategy, Risk Management and Metrics and Targets, and the recommendations thereof, are represented in the table below.

TCFD Pillar	Recommended disclosures	Section Reference
Governance	a) Describe the Boards' oversight of climate-related risks and opportunities.	*Governance*
	b) Describe management's role in assessing and managing climate-related risks and opportunities.	
Strategy	a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	*Strategy: Qualitative scenario analysis*
	b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	*Strategy: Quantitative Scenario Analysis*
	c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	

TCFD Pillar	Recommended disclosures	Section Reference
Risk Management	a) Describe the organisation's processes for identifying and assessing climate-related risks.	*Risk Management: Climate Risk and Opportunity Identification, Owner Assignment and Assessment*
	b) Describe the organisation's processes for managing climate-related risks.	*Risk Management: Climate Risk and Opportunity Monitoring, Management and Reporting*
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation's overall risk management.	*Risk Management: Integration into our overall risk management*
Metrics and Targets	a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	*Metrics and Targets*
	b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks.	
	c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	

Governance

The Chief Climate Officer ("CCO") and the Boards of Directors are responsible for the oversight of climate-related matters and are directly supported by members of executive management. In addition, the CCO and the Boards of Directors set the tone at the top with regards to embedding a climate risk culture through fulfilling their responsibilities as outlined in the climate risk management framework. The CCO leads the identification of climate-related risks and opportunities and oversees how these are embedded in our strategic decision-making and risk management processes (see page 36).

To further support our climate-related efforts, we created a Strategic Risk Evaluation ("SRE") Committee in 2022. The SRE Committee consists of members of executive management and an advisor and reports to the CEO and CCO, who in turn, reports to the Boards of Directors. As of November 30, 2023, the SRE Committee was comprised of the following:

- Josh Weinstein — President, Chief Executive Officer and Chief Climate Officer
- David Bernstein — Chief Financial Officer and Chief Accounting Officer (Chair of SRE Committee)
- William Burke — Chief Maritime Officer
- Richard Brilliant — Chief Risk and Compliance Officer
- Jan Swartz — Executive Vice President of Strategic Operations (appointed to the SRE Committee in October 2023)
- Stein Kruse — Advisor to the CEO & Chair of the Boards

The primary responsibility of the SRE Committee is to assist the CCO in fulfilling his responsibility to identify, monitor and review the management of climate-related risks and opportunities. The diagram below sets out the function of the SRE Committee and illustrates the interaction between the Boards of Directors, executive management and the SRE Committee. Common recurring activities of the SRE Committee include:

- Discussing climate considerations in the planning processes to further support its focus on reducing GHG emissions
- Considering if any new climate risks or opportunities should be included in the list of identified climate risks and opportunities
- Ensuring appropriate assignment of identified climate risks and opportunities to risk owners, who are responsible for their day-to-day evaluation and management
- Obtaining at least annual reporting from the risk owners on the monitoring and management of identified risks and opportunities and reviewing, scrutinizing and challenging management of climate-related risks and opportunities
- Tracking of energy efficiency spend and progress on the installation of Service Power Packages
- Monitoring progress against our 2030 Climate Action Goals
- Reviewing and approving the climate risk management framework
- Reviewing and approving the SRE Committee charter

The SRE Committee meets at least once a quarter and in 2023, five SRE Committee meetings were held. From these discussions, the SRE Committee has provided a quarterly update to the Boards of Directors on climate-related matters such as:

- Additional costs that will be included in the strategic, capital, itinerary and other long-term Plans
- Updates from risk owners on the monitoring and management of identified risks and opportunities for all of our monitored risks
- Updates on evolving regulations
- Results of our Scope 3 emissions quantification


Role
Climate-Related Function
Boards
Management
Boards of Directors
Ultimate oversight of climate-related risks and opportunities
Nominating & Governance
Compensation
Compliance
Audit
Health, Environmental, Safety & Security
Committees responsible for oversight of relevant aspects of risks and opportunities which may include climate related issues
CEO and CCO
Strategic Risk Evaluation Committee (SRE)
Assist in identifying, monitoring and reviewing climate-related risks and opportunities
Executive Management
Lead integration of climate into key business functions
Climate Risk Owners
Management
Support integration of climate-related oversight and management

Board Education Program

To enable the CCO and Boards of Directors to fulfil their responsibility to oversee climate-related risks and opportunities, a Board sustainability and TCFD education program was established in 2022, with core education components and optional self-study courses. This sustainability and TCFD education program was developed with support from external advisors and the Senior Independent Director. The core education components of the program were completed in November 2022. A refresher education program, including updates to sustainability and TCFD considerations was performed in February 2023.

Strategy

Risks and opportunities are reviewed and developed as part of our climate risk management framework described below. In 2022, we performed a qualitative and quantitative scenario analysis to assess our climate-related risks and opportunities over the short, medium and long-term. The qualitative and quantitative scenario analysis were reviewed by the SRE Committee in 2023 and no changes were identified.

Qualitative scenario analysis

In 2022, we qualitatively applied two (and quantitatively applied three) distinct plausible climate scenarios, global warming limited to below 1.5ºC above pre-industrial levels by 2100 "Steady Path to Sustainability" and global warming of 2.8ºC above pre-industrial levels by 2100 "Regional Rivalry." The scenarios were used to generate the climate-related risks and opportunities listed in the table below.

As part of our qualitative scenario analysis, a series of workshops with the SRE Committee and a cross-section of management was conducted to identify material climate-related risks and opportunities, based on likelihood and degree of potential financial impact, over the following time horizons:

- Present – 2025 (short-term) — consistent with our internal forecasting
- 2025 – 2035 (medium-term) — aligns with our existing sustainability goals
- 2035 – 2050 (long-term) — consistent with the useful life of our ships

Following the workshops, the SRE Committee selected certain risks and opportunities for further assessment and quantification. The process of selecting these risks and opportunities included an in-depth assessment by each participant of the proposed risks and opportunities. The process incorporated the use of a feasibility matrix and subsequent group discussion to arrive at consensus on which risks and opportunities were most appropriate for quantification. Feasibility was evaluated on the availability of internal and external climate-related data, the estimated number of assumptions required and the magnitude of impact and likelihood of occurrence.

Climate-related risks identified through qualitative scenario analysis

Our initial selected risks and opportunities for quantification are in **bold**:

TCFD risk categories	Risk summary	Impact time horizon
Markets and Products / Shifting Markets (1)	**Cruising no longer aligns to consumers' climate values**	Medium Term
	Reduced availability and access to fuel*	Medium Term
	Unable to meet climate-related requirements reduces access to capital / insurance	Medium Term
Policy and Legal (1)	**Increased costs driven by climate-related regulations***	Short-Medium Term
	Risk is that cruising (as a high-GHG emissions industry) is severely restricted or subject to bans	Medium Term
Reputation (1)	Failure to attract and retain talent due to climate credentials	Medium Term
	Increased demand for reducing GHG emission practices	Medium Term
Technology (1)	Lack of viable low GHG emission technology to replace fossil fuels	Medium Term
Physical	**Chronic climate change impacting supply chain availability and price**	Medium Term with expected increases in the Long Term
	Itineraries are not viable due to extreme weather and/or sea level rise	Medium Term with expected increases in the Long Term

(1) Transition Risks

*** Due to the similar nature of these risks, we have combined them for the quantitative analysis into a combined risk: "How does a transition to a low-GHG emissions future impact the price of the fuels needed to power our ship engines?"**

Climate-related opportunities identified through qualitative scenario analysis

TCFD opportunity categories	Opportunity summary	Realisation time horizon
Energy Source	Support the adaptation of sustainable technological advances for the cruise industry	Medium Term
Market Access	Access to new financing options available for organisations working on a low-GHG emission future	Short-Medium Term
	Access to private destinations or islands with infrastructure built by us	Short-Medium Term
	Attract and retain new customers and improve reputation through sustainable itineraries and activities for changing climate-induced preferences	Short-Medium Term
	Positioning as a sustainability leader	Short-Medium Term
Products & Services	Opportunities for the ship to be the destination	Long Term
Resilience	Engage with more sustainable and economically favourable alternative suppliers	Short Term
	Improve resilience to physical climate risk through adaptation of itinerary routes and investment in port infrastructure	Short Term
Resource Efficiency	Improved operational efficiencies arising from technological advancements	Medium Term
	Increased fuel efficiency through alternative itinerary planning and reduced energy use	Short-Medium Term
	Increased resource efficiency through reduced on-board energy demand and consumption	Medium Term

We presently consider transition risks to be the most significant in terms of likelihood and impact. The risks with the highest impact and likelihood of occurrence are associated with the transition to a low-GHG emission future, in a scenario where low GHG emission technology does not exist, or where we have not been able to access these technologies and where we have reduced availability and access to fuel.

The climate-related opportunities with the highest impact are a mix of mitigation and adaptation opportunities. These include the positive impacts of supporting the adaptation of sustainable technological advances for our business, improved operational efficiencies from technological advancements, and more energy efficient itineraries from investing in port and destination projects.

Quantitative Scenario Analysis

In 2022, we quantitatively applied three distinct plausible climate scenarios to determine the potential impacts of the risks and opportunities assessed. Using transition scenario assumptions from the International Energy Agency ("IEA") and climate and transition scenarios from the Intergovernmental Panel on Climate Change ("IPCC"), we utilised two interlocking types of pathways, the Representative Concentration Pathways ("RCPs") and Shared Socioeconomic Pathways ("SSPs") to create three sets of scenarios to understand the relative materiality and possible range of impacts to the business from the selected climate-related risks and opportunities under different potential futures.

Scenario 1: Steady Path to Sustainability (average temperature increase limited to 1.5°C above pre-industrial levels by 2100) SSP1 / RCP1.9

Under this scenario, the world takes the rapid and strong policy measures required to meet the ambition of the 2015 Paris Agreement (to keep the mean global annual temperature rise to well below 2°*C* warming above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°*C* above pre-industrial levels). Under this scenario, low GHG emission technology takes over from fossil-fuels, and reduced economic growth is also important for reaching net zero emissions by 2050.

We selected this scenario, as it provides us insight into a low-GHG emissions world that would benefit us and our Climate Action Goals. Under this scenario, transition risks identified are material and our resilience is dependent on our ability to effectively adopt low GHG emission technologies, refer to XX. Sustainability for further details on ways we are monitoring and piloting technology developments. A transition to low GHG emission technologies would help us adhere to increasing requirements to transition to a low-GHG emissions future, including existing and emerging regulations, consumer preferences, and talent market expectations. Our most impactful opportunity is the enhancement of our reputation and competitiveness, by supporting the adaptation of sustainable technological advances for the cruise industry. This would also further help us to mitigate our transition risks.

Scenario 2: Regional Rivalry (average temperature increase limited to below 2.8°C above pre-industrial levels by 2100) SSP3 / RCP7.0

This scenario explores a possible route in which the world is seeing an emergence of tribalism and nationalism. Low international priority for addressing environmental concerns leads to strong environmental degradation in some regions. The combination of impeded development and limited environmental concern results in poor progress toward climate sustainability. Growing resource intensity and fossil fuel dependency along with difficulty in achieving international cooperation and slow technological change imply high challenges to mitigation.

We selected this scenario, as it provides an indication of the world we would operate in if we do not achieve the Paris Agreement target. This scenario presents a higher emissions future where physical risks are material. Business resilience under this scenario is dependent on our ability to adapt to extreme weather events and chronic physical risks. Under this scenario we can remain resilient by taking advantage of the mobility of our cruise ships, which enables us to move our vessels between regions and adapt itineraries in cases of extreme weather events. Additionally, based on a study performed, we are well placed to respond to increased physical risks at our new port development projects, see Investment in Port and Destination Projects on page 38.

Scenario 3: Fossil-fueled growth (average temperature increase limited to below 4°C above pre-industrial levels by 2100) SSP5 / RCP8.5

The 4°C scenario explores a possible route in which as countries emerge from the coronavirus pandemic, governments around the world focus on restoring growth through direct support to fossil fuels and reverting to the tried and tested methods of the past.

This scenario presents the highest emissions future where physical risks have the potential to be most significant and would therefore allow us to model the impact of these extreme climate risks. Akin to Scenario 2, business resilience under Scenario 3 will be dependent on our ability to adapt to extreme weather events and chronic physical risks as well as the impacts to our supply chain across different geographical areas. Our experience with previous supply chain disruptions suggests that under this scenario, we would be resilient to supply chain risks given our ability to adapt to supply chain disruptions.

Key assumptions and limitations

The results of our quantitative scenario analysis have a high degree of uncertainty as there are assumptions made for all modelling inputs. This means that results should be taken as an indicative “order of risk”. Furthermore, the analysis assumes that the future conditions from climate change are shifted to today to contextualize impacts in relation to the current business size. The analysis does not include:

- Forward-looking forecasting of our business operations; or
- Potential mitigation or adaptation measures that could be taken either by us, or by other parties over the period considered (e.g., sustainable ship fuel development, governments building flood defenses).

Estimations and projections

In 2022, we completed several scenario analyses over three time horizons (2025, 2030, and 2050). Any assumption made about fuel prices acknowledges the 2022 energy crisis and assumes that by 2025, oil prices will stabilize in line with IEA price projections, at the time of analysis. We have also projected physical and transition risks at a global level due to the high mobility of our assets.

The degree of potential impact was determined on a linear scale range of “Low”, having no material impact or “High” having a material impact on Carnival Corporation & plc’s financial statements. Refer to Note 2 — “Significant Accounting Policies, Climate Change” on page 81 in our Group financial statements for our analysis of the impact of climate change on the Group financial statements.

Results of the Quantitative Scenario Analysis: Potential Impact on Operating Income

Key

Transition Risk (**TR**); Physical Risk (**PR**); Opportunity (**O**)

Risk Financial Impact: Low ↓ Medium → High ↑

Opportunity Financial Impact: Low ↓ Medium → High ↑

		2025	2030	2050
Scenario 1	(**TR**) How dose a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	→	↑	↑
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↑	↑	↑
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(O) What are the future savings associated with operational efficiency improvements?	→	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↑	↑	↑
Scenario 2	(**TR**) How dose a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	↑	↑	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	↓	↓
	(O) What are the future savings associated with operational efficiency improvements?	↑	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↓	↓	↓
Scenario 3	(**TR**) How dose a low-GHG emissions future impact the price of the fuels needed to power our ship engines?	↓	↓	↓
	(**TR**) How would changing consumer sentiment drive changes in demand for our offering?	↓	↓	↓
	(**PR**) How are our profits affected by an increase in food commodity prices?	↓	→	↑
	(O) What are the future savings associated with operational efficiency improvements?	→	↑	↑
	(O) How could providing a service geared towards changing consumer sentiment drive long-term growth for us?	↓	↓	↓

How does a low-GHG emissions future impact the price of the fuels needed to power our ship engines? There is an increased global regulatory focus on GHG and other emissions. Climate-change related regulatory activity and developments that require us to reduce our emissions, which includes both the EU regulations and the IMO Strategy, may require us to make capital investments in new equipment or technologies, pay for emissions, purchase allowances and/or carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Additionally, fossil fuels are currently the only viable option for our industry at present, we are closely monitoring technology developments and partnering with key organizations to help identify and scale new technologies not yet ready for the cruise industry. Refer to XIX. Governmental Regulations on page 16 and XX. Sustainability and Environmental Impact on pages 25 to 26.

How would changing consumer sentiments drive changes in demand for our offering?
To mitigate the impact of this risk, our short and medium-term GHG emissions goals focus on GHG intensity reduction, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. In addition, we are committed to our reduction of GHG emissions and pursuing net zero emissions by 2050, aligned with the IMO Strategy and are at the early stages of developing our transition plan. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. Refer to XX. Sustainability and Environmental Impact on pages 21 to 26.

How are our profits affected by an increase in food commodity prices?
Under Scenarios 1 and 2, the impacts on food prices are indistinguishable from the historical commodity market volatility. Under Scenario 3, we could face higher food costs which may impact our value chain and operating profit. Our existing supply chain management strategies have remained resilient through the more recent supply chain issues experienced globally, demonstrating our ability to mitigate global-scale disruptions. In addition, our Circular Economy 2030 Goals include achieving a 50% unit food waste reduction per person by 2030. Refer to XIII. Supply Chain on page 11 and XX. Sustainability and Environmental Impact on page 22.

What are the future savings associated with operational efficiency improvements?
Under each scenario, the estimated total price of the fuel is the same, but the amount of fuel demanded differs based on assumptions about operational efficiency improvements. To capture this potential upside, we are investing in projects that improve the energy efficiency of our fleet. A premium for lowering our GHG emissions, ranging between $75 and $100 per metric ton depending on the type of fuel, was added to the cost of fuel during the strategic, capital, itinerary and other long-term planning processes and is used to evaluate the payback period and return on investment for capital projects. We are also ensuring that our brands design more energy efficient itineraries through our Corporate Itinerary Reviews. For further details of our strategies in place to capture this opportunity, refer to XX. Sustainability and Environmental Impact on pages 25 to 26.

How could providing a service geared towards changing consumer sentiment drive long-term growth for us?
Under scenarios 2 and 3, an immaterial number of consumers would align to low-GHG emissions services. Under Scenario 1, from 2025 to 2050 across all countries, there is an increase in the expected price per Passenger Cruise Days that we will be able to charge. By continuing to reduce our GHG emissions through our strategies such as investing in energy efficiency projects, fleet changes, itinerary changes, and port developments, we can remain resilient under Scenario 1. For further details of our strategies in place to capture this opportunity, refer to XX. Sustainability and Environmental Impact on pages 25 to 26.

Investment in Port and Destination Projects
In addition, a climate study was undertaken in 2022 by a third party for two of our port development projects at Celebration Key and Half Moon Cay Pier Project (The Bahamas), to enhance climate resilience. Based on the results of this study, we are well placed to respond to the physical risks of climate change at the two planned port locations and will have a number of measures in place to address physical climate impacts. These results were reviewed by the SRE Committee and presented to the Boards of Directors in 2022 for an investment decision, which was approved. Furthermore, our investments in these ports and destinations support our efforts to design more energy efficient itineraries based on their strategic locations.

Risk Management

We utilize a process for managing our climate risks and opportunities which begins with climate risk and opportunity identification then follows with owner assignment, assessment, monitoring, management and reporting. This process is ongoing and iterative.

Climate Risk and Opportunity Identification, Owner Assignment and Assessment

The qualitative scenario analysis is the foundation of our climate risk and opportunities identification and assessment process and began with the evaluation of a long list of climate-related risks and opportunities we may face, to generate an initial list of possible risks and opportunities. As discussed above, we considered a high-GHG emissions and a low-GHG emissions scenario. Input from key stakeholders in the business was obtained through facilitated workshops to identify additional climate risks and opportunities and refine the list before prioritizing those identified. Assessment of these risks and opportunities was performed by the SRE Committee and a cross section of management, who qualitatively evaluated the impact and likelihood of these risks and opportunities. Certain financial, regulatory, reputational and physical risks and opportunities, as described on pages 32-34, were then selected for more detailed quantitative scenario analysis.

The SRE Committee reviews the selected risks and opportunities from our qualitative scenario analysis quarterly and considers if any risks or opportunities no longer need monitoring, and if any new climate risks or opportunities should be identified. Each climate risk has been assigned an owner who has responsibility for the day-to-day evaluation and management of the risk. Following the climate risk identification process, climate risks are assessed based on expected impact, likelihood, time horizon and speed of onset.


Higher impact
Impact
Lower impact
Lower likelihood
Likelihood
Higher likelihood
B
C
A
F
H
J
I
G
E
D
Risk summary (Ordered alphabetically)
A Lack of viable low carbon technology to replace fossil fuels
B Risk is that cruising (as a carbon-intensive industry) is severely restricted or subject to bans
C Costs driven by climate-induced regulations significantly increase
D Chronic climate change impacting supply chain availability and price
E Itineraries are not viable due to extreme weather and/or sea level rise
F Cruising no longer aligns to consumers climate values
G Unable to meet climate-related requirements reduces access to capital / insurance
H Reduced availability and access to fuel
I Increased demand for reducing carbon-intensive practices
J Failure to attract and retain talent due to climate credentials
Scenario key
S1 – Steady Path to Sustainability
S2 – Regional Rivalry
Key
Risks or opportunities that were selected for quantification


Higher impact
Impact
Lower impact
Easier
Ease of realisation
Harder
G
K
J
H
B
D
C
E
F
A
I
Opportunity summary (Ordered alphabetically)
A Positioning as a sustainability leader
B Opportunities for the ship to be the destination
C Improved operational efficiencies arising from technological advancements
D Increased fuel efficiency through alternative itinerary planning and reduced energy use
E Access to new financing options available for organisations working on decarbonisation
F Attract and retain new customers and improve reputation through sustainable itineraries and activities for changing climate-induced preferences
G Support the adaptation of sustainable technological advances for the cruise industry
H Increased resource efficiency through reduced on-board energy demand and consumption
I Engage with more sustainable and economically favourable alternative suppliers
J Improve resilience to physical climate risk through adaptation of itinerary routes and investment in port infrasrtucture
K Access to private destinations or islands with infrastructure built by us
Scenario key
S1 – Steady Path to Sustainability
S2 – Regional Rivalry
Key
Risks or opportunities that were selected for quantification

Climate Risk and Opportunity Monitoring, Management and Reporting

The primary method for review, scrutiny, and challenge of climate risks, involves the risk owners monitoring, assessing and reporting how each risk and opportunity is changing over time based on climate risk indicators and discussing options with the SRE Committee to reduce, accept, avoid or transfer risk.

Integration into our overall risk management

Overall, the Boards of Directors are responsible for determining the strategic direction of the company and the nature and extent of the risk assumed by it. The Boards of Directors carry out a risk assessment to ensure that principal and emerging risks, including those that would threaten our business model, future performance, solvency or liquidity are effectively managed and/or mitigated. Within our risk management framework, the Boards of Directors have ultimate oversight of climate-related risks, which have been identified as a principal risk. Refer to the Governance pillar for a description of how climate-related risks are overseen. In addition, refer to Item 3. Internal Control and Risk Assessment for a discussion on how we identify and manage our principal risks.

Metrics and Targets

Our most material quantified risks are the transition risks. To mitigate the impact of these risks, we have identified a four-part strategy, including fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels. Refer to XX. Sustainability and Environmental Impact on pages 25 to 26. The metrics and Climate Action Goals associated with these risks and opportunities, are outlined above within XX. Sustainability and Environmental Impact on page 22. To demonstrate our commitment to achieving our Climate Action Goals, our executive compensation targets are linked to our progress toward achieving certain of our 2030 Sustainability Goals. Refer to Carnival plc Directors' Remuneration Report on pages 57-58 and 62 of the Proxy Statement for further details.

Our direct (Scope 1), indirect (Scope 2) and indirect value chain (Scope 3) GHG emissions are quantified and reported. Additionally, limited assurance is provided on our GHG emissions by an independent third party. In 2022, we stated that our climate disclosures were consistent with 10 of the 11 TCFD recommendations. The one area where we were not consistent related to the disclosure of scope 3 emissions. In 2023, we performed an inventory of our Scope 3 GHG emissions using the U.S. EPA Supply chain GHG Emission Factors v1.2 and determined that our Scope 3 emissions were estimated to be approximately 40% of our total emissions. Our Scope 1, Scope 2 and Scope 3 emissions can be found in XX. Sustainability, and Environmental Impact on page 27.

We have made progress over the past 15 years reducing our GHG emissions intensity and achieved our 2020 goal (to reduce the intensity of CO2e by 25% relative to a 2005 baseline, measured in grams CO2e / ALB-km) three years early, in 2017. We have also made progress towards our 2030 GHG intensity reduction goal of 20% from our 2019 baseline, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. In 2023, we reduced our GHG emission intensity on a lower berth distance basis by 14.0% and on an ALBD basis by 14.1% relative to our 2019 baseline. Relative to 2008, our GHG emissions per ALBD have been reduced by 39.3% while our capacity has grown by 55%. Refer to XX. Sustainability and Environmental Impact on page 22.

D. <u>Website Access to Carnival Corporation & plc SEC Reports</u>

We use our websites as channels of distribution of company information. Our Form 10-K, Carnival plc Annual Report, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, joint Proxy Statement related to our annual shareholders meeting, Section 16 filings and all amendments to those reports are available free of charge at www.carnivalcorp.com and www.carnivalplc.com and on the SEC's website at www.sec.gov as soon as reasonably practicable after we have electronically filed or furnished these reports with the SEC. In addition, you may automatically receive email alerts and other information when you enroll your email address by visiting the Investor Services section of our websites. The content of any website referred to in this document is not incorporated by reference into this document.

E. Industry and Market Data

This document includes market share and industry data and forecasts that we obtained from industry publications, other third-party information and internal company surveys. Industry publications, including those from Cruise Industry News, and surveys and forecasts, generally state that the information contained therein has been obtained from sources believed to be reliable. Cruise Industry News is a for profit magazine company that covers all aspects of cruise operations. Their magazines and annual report cover all cruise lines and shipyards and report on all aspects of cruise operations including relevant issues, financial results, ship building, ship reviews, etc. All other references to third party information are publicly available at nominal or no cost. We use the most currently available industry and market data to support statements as to our market positions. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data. Similarly, while we believe our internal estimates with respect to our industry are reliable, they have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks within this Strategic Report.

F. Properties

As of November 30, 2023, the Carnival Corporation and Carnival plc headquarters and our larger shoreside locations are as follows:

Location	Square Footage *(in thousands)*	Own/Lease	Principal Operations
Miami, FL, U.S.A.	463/18	Own/Lease	Carnival Corporation & plc and Carnival Cruise Line
Almere, Netherlands	253	Own	Arison Maritime Center
Rostock, Germany	224	Own	AIDA
Genoa, Italy	204/46	Own/Lease	Costa
Seattle, WA, U.S.A.	175	Lease	Holland America Line and Seabourn
Southampton, England	150	Lease	Carnival plc, Cunard and P&O Cruises (UK)
Santa Clarita, CA, U.S.A.	113	Lease	Princess Cruises
Hamburg, Germany	70	Lease	AIDA
Fort Lauderdale, FL, U.S.A.	61	Lease	Princess Cruises
Sydney, NSW, Australia	26	Lease	P&O Cruises (Australia)

Information about our cruise ships, including the number each of our cruise brands operate, as well as information regarding our cruise ships under construction may be found under Part I, Item 1. Business. C. "Our Global Cruise Business." In addition, we own, lease or have controlling interests in port destinations, exclusive islands, hotels, and lodges.

G. Legal Proceedings

The legal proceedings described in Note 6 — "Contingencies" of our DLC Financial Statements, including those described under "COVID-19 Actions," are shown in our IFRS Financial Statements in Note 23 — "Contingencies" and are incorporated by reference into this Strategic Report.

On June 20, 2022, Princess Cruises notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid biodigester effluent) inadvertently released by *Coral Princess* inside the Great Barrier Reef Marine Park. On June 23, 2022, the UK P&I Club N.V. provided a letter of undertaking for approximately $1.9 million (being the estimated maximum combined penalty). On May 31, 2023, we received a summons from the Australia Federal Prosecution Service indicating that formal charges are being pursued against Princess Cruises and the Captain of the vessel. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

H. Executive Officers and Corporate Governance

Information About Our Executive Officers

The table below sets forth the name, age, years of service and title of each of our executive officers as of January 26, 2024. Titles listed relate to positions within Carnival Corporation and Carnival plc unless otherwise noted.

	Age	Years of Service (a)	Title
Micky Arison	74	52	Chair of the Boards of Directors
David Bernstein	66	25	Chief Financial Officer and Chief Accounting Officer
Vice Admiral William R. Burke (Ret.)	67	10	Chief Maritime Officer
Bettina Deynes	51	5	Global Chief Human Resources Officer
Enrique Miguez	59	26	General Counsel
Josh Weinstein	49	21	President, Chief Executive Officer and Chief Climate Officer

(a) Years of service with us or Carnival plc predecessor companies.

Business Experience of Executive Officers

Micky Arison has been Chair of the Boards of Directors since 1990 and a Director since 1987. He was Chief Executive Officer from 1979 to 2013.

David Bernstein has been Chief Financial Officer since 2007 and Chief Accounting Officer since 2016.

Bettina Deynes has been Global Chief Human Resources Officer since 2022 and she was Chief Human Resources Officer at Carnival Cruise Line from 2019 to 2022. She was Managing Director at The Surrogate CEO, a temporary executive placement and consulting company, where she served as a C-suite level consultant from 2018 to 2019, and Chief Human Resources Officer and Strategy Officer at the Society for Human Resource Management, a professional human resources membership association, where she led the human resources organization including talent management, strategy and development from 2014 to 2018.

William R. Burke, retired Vice Admiral, has been Chief Maritime Officer since 2013.

Enrique Miguez has been General Counsel since 2021. He was Vice President and Deputy General Counsel from 2003 to 2021.

Josh Weinstein has been President, Chief Executive Officer and Chief Climate Officer since 2022. He was Chief Operations Officer from 2020 to 2022, President of Carnival UK from 2017 to 2022 and Treasurer from 2007 to 2017.

Corporate Governance

Our Code of Business Conduct and Ethics applies to all our team members and our Boards of Directors and states our commitment to conduct business ethically, without the influence of bribes or acts of corruption. We are committed to complying with the laws prohibiting bribery and other corrupt practices that apply everywhere we operate. Additionally, we provide trainings on anti-corruption laws and regulations and how to identify bribery to our team members. This Code of Business Conduct and Ethics is posted on our website, which is located at www.carnivalcorp.com and www.carnivalplc.com. We intend to satisfy the disclosure requirements regarding any amendments to, or waivers from, provisions of this Code of Business Conduct and Ethics by posting such information on our website, at the addresses specified above. Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on page C-1.

I. Dividends

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next few years.

J. Repurchase Authorizations

I. Stock Swap Program

Our Stock Swap Program allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares. Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

II. Carnival plc Shareholder Approvals

Annual shareholder approval is required for Carnival plc to buy back its ordinary shares. The existing shareholder approval is limited to a maximum of 18.6 million ordinary shares of Carnival plc and expires at the conclusion of the Carnival plc 2024 Annual General Meeting or July 20, 2024, whichever is earlier. We also treat purchases of Carnival plc ordinary shares by Carnival Corporation or Carnival Investments Limited under the Stock Swap Program as if they were made by Carnival plc under the Carnival plc share buyback authority.

2. Business Review.

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006. Refer to Note 3 — "Segment Information", for a reconciliation of the Carnival Corporation & plc U.S. GAAP amounts to the corresponding Carnival plc Group IFRS amounts as of and for the years ended November 30, 2023 and 2022.

Known Trends and Uncertainties

- We believe the volatility in the cost of fuel and increases in other related costs are reasonably likely to continue to impact our profitability in both the short and long-term.
- We believe inflation and interest rates are reasonably likely to continue to impact our profitability.
- We believe a global minimum tax could affect us in 2026, with the potential for a one-year deferral. Prior to any mitigating actions, we believe the annual impact could be approximately $200 million. We continue to evaluate the impact of these rules and are currently evaluating a variety of mitigating actions to minimize the impact. The application of the rules continues to evolve, and its outcome may alter our tax obligations in certain countries in which we operate.
- We believe the increasing global focus on climate change, including the reduction of GHG emissions and new and evolving regulatory requirements, is reasonably likely to have a material negative impact on our future financial results. We became subject to the EU Emission Trading Scheme ("ETS") on January 1, 2024, which includes a three-year phase-in period. We estimate the impact in 2024 to be approximately $51 million based on a European Union Allowance cost of $75 per metric ton of emissions. Refer to XIX. Governmental Regulations.
- We believe that the instability in the Red Sea region currently impacting shipping could have an impact on our results of operations.

Results of Operations

We have historically earned substantially all of our cruise revenues from the following:

- Sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. We also collect fees, taxes and other charges from our guests. The cruise ticket price typically includes the following:
  - Accommodations
  - Most meals, including snacks at numerous venues
  - Access to amenities such as swimming pools, water slides, water parks, whirlpools, a health club and sun decks
  - Child care and supervised youth programs
  - Entertainment, such as theatrical and comedy shows, live music and nightclubs
  - Visits to multiple destinations

- Sales of onboard goods and services not included in the cruise ticket price. This generally includes the following:
  - Beverage sales
  - Casino gaming
  - Shore excursions
  - Retail sales
  - Photo sales
  - Internet and communication services
  - Full service spas
  - Specialty restaurants
  - Art sales
  - Laundry and dry cleaning services

These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee. Concession revenues do not have direct expenses because the costs and services incurred for concession revenues are borne by our concessionaires. In 2023, we earned 34% of our cruise revenues from onboard and other revenue goods and services.

We earn our tour and other revenues from our hotel and transportation operations and other revenues.

We incur cruise operating expenses for the following:

- The costs of passenger cruise bookings, which include travel agent commissions, cost of air and other transportation, port fees, taxes, and charges that directly vary with guest head counts and credit and debit card fees
- Onboard and other cruise costs, which include the costs of beverage sales, costs of shore excursions, costs of retail sales, internet and communication costs, credit and debit card fees, other onboard costs, costs of cruise vacation protection programs and pre- and post-cruise land packages
- Payroll and related costs, which include the costs of officers and crew in bridge, engineering and hotel operations. Substantially all costs associated with our shoreside personnel are included in selling and administrative expenses
- Fuel costs, which include fuel delivery costs
- Food costs, which include both our guest and crew food costs
- Other ship operating expenses, which include port costs that do not vary with guest head counts; repairs and maintenance, including minor improvements and dry-dock expenses; hotel costs; entertainment; gains and losses on ship sales; ship impairments; freight and logistics; insurance premiums and all other ship operating expenses

We incur tour and other costs and expenses for our hotel and transportation operations and other expenses.

Statistical Information

	Years Ended November 30,	
	2023	**2022**
Passenger Cruise Days ("PCDs") *(in millions)* (a)	91.4	54.6
Available Lower Berth Days ("ALBDs") *(in millions)* (b)	91.3	72.5
Occupancy percentage (c)	100%	75%
Passengers carried *(in millions)*	12.5	7.7
Fuel consumption in metric tons *(in millions)*	2.9	2.6
Fuel consumption in metric tons per thousand ALBDs	32.1	36.1
Fuel cost per metric ton consumed	$ 701	$ 830
Currencies (USD to 1)		
AUD	$ 0.66	$ 0.70
CAD	$ 0.74	$ 0.77
EUR	$ 1.08	$ 1.06
GBP	$ 1.24	$ 1.25

Notes to Statistical Information

(a) PCD represents the number of cruise passengers on a voyage multiplied by the number of revenue-producing ship operating days for that voyage.

(b) ALBD is a standard measure of passenger capacity for the period that we use to approximate rate and capacity variances, based on consistently applied formulas that we use to perform analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

(c) Occupancy, in accordance with cruise industry practice, is calculated using a numerator of PCDs and a denominator of ALBDs, which assumes two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2023 Compared to 2022

Carnival plc Group IFRS Key Measures

	Years Ended November 30,	
(in millions)	**2023**	**2022**
Revenue	$ 7,982	$ 3,941
Operating income (loss)	$ 753	$ (2,905)
Total assets	$ 14,689	$ 15,532

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Business Review is by reference to the DLC Financial Statements. Accordingly, the below presents the required Business Review for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

Consolidated

	Years Ended November 30,		
(in millions)	**2023**	**2022**	**Change**
Revenues			
Passenger ticket	$ 14,067	$ 7,022	$ 7,045
Onboard and other	7,526	5,147	2,380
	21,593	12,168	9,425
Operating Expenses			
Commissions, transportation and other	2,761	1,630	1,131
Onboard and other	2,375	1,528	847
Payroll and related	2,373	2,181	192
Fuel	2,047	2,157	(110)
Food	1,335	863	472
Ship and other impairments	—	440	(440)
Other operating	3,426	2,958	467
Cruise and tour operating expenses	14,317	11,757	2,560
Selling and administrative	2,950	2,515	435
Depreciation and amortization	2,370	2,275	95
	19,637	16,547	3,090
Operating Income (Loss)	1,956	(4,379)	6,335
Nonoperating Income (Expense)			
Interest income	233	74	159
Interest expense, net of capitalized interest	(2,066)	(1,609)	(457)
Gains (losses) on debt extinguishment, net	(111)	(1)	(110)
Other income (expense), net	(75)	(165)	90
	(2,018)	(1,701)	(317)
Income (Loss) Before Income Taxes	$ (62)	$ (6,080)	$ 6,018

NAA

(in millions)	Years Ended November 30, 2023	2022	Change
Revenues			
Passenger ticket	$ 9,122	$ 4,692	$ 4,430
Onboard and other	5,466	3,589	1,877
	14,588	8,281	6,307
Operating Expenses	9,587	7,526	2,061
Selling and administrative	1,753	1,517	236
Depreciation and amortization	1,495	1,408	88
	12,836	10,451	2,385
Operating Income (Loss)	$ 1,752	$ (2,170)	$ 3,922

Europe

(in millions)	Years Ended November 30, 2023	2022	Change
Revenues			
Passenger ticket	$ 5,004	$ 2,660	$ 2,344
Onboard and other	1,531	872	659
	6,535	3,531	3,003
Operating Expenses	4,398	3,925	474
Selling and administrative	876	745	131
Depreciation and amortization	668	692	(24)
	5,942	5,361	581
Operating Income (Loss)	$ 593	$ (1,830)	$ 2,423

During the pause in our guest cruise operations, we incurred substantial debt and require a significant amount of cash to service our debt. Our ability to generate cash will be affected by general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control. The full extent of these impacts is uncertain and may be amplified by our substantial debt balance.

Revenues

Consolidated

Cruise passenger ticket revenues made up 65% of our total revenues in 2023 while onboard and other revenues made up 35%. Revenues for the year ended November 30, 2023 increased by $9.4 billion to $21.6 billion from $12.2 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 91.3 million in 2023 as compared to 72.5 million in 2022. Occupancy for 2023 was 100%, compared to 75% in 2022.

NAA Segment

Cruise passenger ticket revenues made up 63% of our NAA segment's total revenues in 2023 while onboard and other cruise revenues made up 37%. NAA segment revenues for 2023 increased by $6.3 billion to $14.6 billion from $8.3 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 56.4 million in 2023 as compared to 44.3 million in 2022. Occupancy for 2023 was 103% compared to 82% in 2022.

Europe Segment

Cruise passenger ticket revenues made up 77% of our Europe segment's total revenues in 2023 while onboard and other cruise revenues made up 23%. Europe segment revenues for 2023 increased by $3.0 billion to $6.5 billion from $3.5 billion in 2022 due to the significant increase of ships in service and considerably higher occupancy levels in 2023 as compared to 2022. ALBDs increased to 34.9 million in 2023 as compared to 28.2 million in 2022. Occupancy for 2023 was 95% compared to 65% in 2022.

Operating Expenses

Consolidated

Operating expenses increased by $2.6 billion to $14.3 billion in 2023 from $11.8 billion in 2022. These increases were driven by our resumption of guest cruise operations, an increase of ships in service and considerably higher occupancy levels.

Fuel costs decreased by $0.1 billion to $2.0 billion in 2023 from $2.2 billion in 2022. $0.4 billion of this decrease was caused by lower fuel prices and changes in fuel mix of $129 per metric ton consumed in 2023 compared to 2022, partially offset by higher fuel consumption due to the resumption of guest cruise operations.

We did not recognize ship and other impairment charges in 2023 compared to $440 million recognized in 2022.

Selling and administrative expenses increased by $0.4 billion to $2.9 billion in 2023 from $2.5 billion in 2022. This increase was caused by increases in advertising costs and administrative expenses incurred as part of our resumption of guest cruise operations, which includes an increase in incentive compensation reflecting expected improvements in the company's current and long-term performance.

The drivers in changes in costs and expenses for our NAA and Europe segments are the same as those described for our consolidated results.

Nonoperating Income (Expense)

Interest expense, net of capitalized interest, increased by $0.5 billion to $2.1 billion in 2023 from $1.6 billion in 2022. The increase was caused by a higher average interest rate in 2023 compared to 2022, partially offset by a decrease in total debt.

Debt extinguishment and modification costs were $111 million in 2023 as a result of debt transactions during the year compared to $1 million in 2022.

Liquidity, Financial Condition and Capital Resources

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Liquidity, Financial Condition and Capital Resources is by reference to the DLC Financial Statement. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

As of November 30, 2023, we had $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility, which matures in August 2024. In February 2023, Carnival Holdings II entered into the $2.1 billion New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness. Refer to Note 5 — "Debt" of the DLC Financial Statements, Note 14 — "Debt and Interest Expense" within the plc Group Financial Statements and "Funding Sources" below for additional details.

We had a working capital deficit of $6.2 billion as of November 30, 2023 compared to a working capital deficit of $3.1 billion as of November 30, 2022. The increase in working capital deficit was caused by a decrease in cash and cash equivalents and restricted cash and an increase in customer deposits, partially offset by an increase in prepaid expenses and a decrease in short-term borrowings and the current portion of long-term debt. We operate with a substantial working capital deficit. This deficit is mainly attributable to the fact that, under our business model, substantially all of our passenger ticket receipts are collected in advance of the applicable sailing date. These advance passenger receipts generally remain a current liability on our balance sheet until the sailing date. The cash generated from these advance receipts is used interchangeably with cash on hand from other sources, such as our borrowings and other cash from operations. The cash received as advanced receipts can be used to fund operating expenses, pay down our debt, make long-term investments or any other use of cash. Included within our working capital are $6.1 billion and $4.9 billion of customer deposits as of November 30, 2023 and 2022, respectively. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. In addition, we have a relatively low level of accounts receivable and limited investment in inventories.

Sources and Uses of Cash

Operating Activities

Our business provided $4.3 billion of net cash flows from operating activities during 2023, an increase of $6.0 billion, compared to $1.7 billion used in 2022. This was caused by a decrease in the net loss compared to the same period in 2022 and other working capital changes.

Investing Activities

During 2023, net cash used in investing activities was $2.8 billion. This was driven by:

- Capital expenditures of $1.9 billion for our ongoing new shipbuilding program
- Capital expenditures of $1.4 billion for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $340 million

During 2022, net cash used in investing activities was $4.8 billion. This was driven by:

- Capital expenditures of $3.9 billion for our ongoing new shipbuilding program
- Capital expenditures of $1.1 billion for ship improvements and replacements, information technology and buildings and improvements
- Proceeds from sales of ships and other of $70 million
- Purchases of short-term investments of $315 million
- Proceeds from maturity of short-term investments of $515 million

Financing Activities

During 2023, net cash used in financing activities of $5.1 billion was driven by:

- Repayments of $200 million of short-term borrowings
- Repayments of $5.9 billion of long-term debt and refinancing of $1.8 billion of long-term debt to extend maturities
- Issuances of $3.0 billion of long-term debt
- Debt issuance costs of $131 million
- Debt extinguishment costs of $79 million
- Proceeds from issuance of $22 million of Carnival Corporation common stock and purchases of $20 million of Carnival plc ordinary shares under our Stock Swap Program

During 2022, net cash provided by financing activities of $3.6 billion was caused by:

- Net repayments of short-term borrowings of $2.6 billion
- Repayments of $2.1 billion of long-term debt
- Debt issuance costs of $153 million
- Issuances of $7.2 billion of long-term debt
- Net proceeds of $1.2 billion from the public offering of Carnival Corporation common stock
- Proceeds from issuance of $95 million of Carnival Corporation common stock and purchases of $87 million of Carnival plc ordinary shares under our Stock Swap Program

Material Cash Requirements

The Directors consider that within the DLC arrangement, the most appropriate presentation of Carnival plc's Group Material Cash Requirements, Funding Sources and Quantitative and Qualitative Disclosures About Market Risk is by reference to the DLC Financial Statements. Accordingly, the below presents the required disclosures for Carnival Corporation & plc in order to satisfy reporting requirements of the Companies Act 2006.

	Payments Due by					
(in millions)	**2024**	**2025**	**2026**	**2027**	**2028**	**Total**
Debt (a)	$ 3,883	$ 3,844	$ 4,628	$ 7,487	$ 9,755	$ 29,597
Newbuild capital expenditures (b)	2,437	958	—	—	—	3,395
Total	$ 6,320	$ 4,802	$ 4,628	$ 7,487	$ 9,755	$ 32,992

(a) Includes principal as well as estimated interest payments and does not include the impact of any future possible refinancings. Excludes undrawn export credits.

(b) As of November 30, 2023, we have committed undrawn export credit facilities of $3.0 billion which fund a portion of our newbuild contractual commitments.

Funding Sources

As of November 30, 2023, we had $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility, which matures in August 2024. In February 2023, Carnival Holdings II, a subsidiary of Carnival Corporation, entered into the $2.1 billion New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. Refer to Note 14 — "Debt and Interest Expense" of the consolidated financial statements for additional discussion. In addition, we had $3.0 billion of undrawn export credit facilities to fund ship deliveries planned through 2025. We plan to use existing liquidity and future cash flows from operations to fund our cash requirements including capital expenditures not funded by our export credit facilities. We seek to manage our credit risk exposures, including counterparty nonperformance associated with our cash and cash equivalents, and future financing facilities by conducting business with well-established financial institutions, and export credit agencies and diversifying our counterparties.

(in billions)	**2024**	**2025**
Future export credit facilities at November 30, 2023	$ 2.3	$ 0.7

Our export credit facilities contain various financial covenants as described in Note 5 — "Debt" within the DLC Financial Statements and Note 14 — "Debt and Interest Expense within the plc Group Financial Statements. At November 30, 2023, we were in compliance with the applicable covenants under our debt agreements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and the consolidated financial statements.

Fuel Price Risks

Substantially all our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships.

Foreign Currency Exchange Rate Risks

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates will affect our financial statements.

Investment Currency Risks

The foreign currency exchange rates were as follows:

	November 30,	
	2023	2022
USD to 1:		
AUD	$ 0.66	$ 0.66
CAD	$ 0.74	$ 0.74
EUR	$ 1.10	$ 1.03
GBP	$ 1.27	$ 1.20

If the November 30, 2022 currency exchange rates had been used to translate our November 30, 2023 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2023 U.S. dollar exchange rates), our total assets would have been lower by $1.0 billion and our total liabilities would have been lower by $0.5 billion.

As of November 30, 2023, we have a cross currency swap totaling $670 million which settles through 2024. This cross-currency swap is designated as a hedge of our net investments in foreign operations, which has a euro-denominated functional currency, thus partially offsetting the foreign currency exchange rate risk. Based on a 10% change in the U.S. dollar to euro exchange rate as of November 30, 2023, we estimate that the fair value of this cross-currency swap and offsetting change in U.S. dollar value of our net investments would change by $66 million.

Newbuild Currency Risks

At November 30, 2023, our remaining newbuild currency exchange rate risk primarily relates to euro-denominated newbuild contract payments, which represent a total unhedged commitment of $3.0 billion and relate to newbuilds scheduled to be delivered through 2025 to non-euro functional currency brands. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the unhedged payments are made under the shipbuilding contract. We may enter into additional foreign currency derivatives to mitigate some of this foreign currency exchange rate risk. Based on a 1% change in euro to U.S. dollar exchange rates as of November 30, 2023, the remaining unhedged cost of these ships would have a corresponding change of $30 million.

Interest Rate Risks

The composition of our debt, interest rate swaps and cross currency swaps was as follows:

	November 30, 2023
Fixed rate	62%
EUR fixed rate	18%
Floating rate	5%
EUR floating rate	15%

At November 30, 2023, we had interest rate swaps that have effectively changed $46 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. We also had interest rate swap agreements which effectively changed $2.5 billion at November 30, 2023 of SOFR-based floating rate USD debt to fixed rate USD debt. Based on a 100 basis point change in the market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $60 million.

3. **Internal Control and Risk Assessment**.


Boards of Directors Committees
Oversee strategy and risk management
AUDIT COMMITTEES
Oversee risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.
HESS COMMITTEES
Oversee risk management related to HESS and sustainability risks as well as monitoring changes to and compliance with related legal and regulatory requirements.
COMPLIANCE COMMITTEES
Oversee risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities, supporting a high level of ethics and integrity.
Management
EXECUTIVE MANAGEMENT
Responsible for managing the business, providing the Boards of Directors and Committees with appropriate information to enable them to carry out their responsibilities. Performs remediation actions resulting from investigations by RAAS as well as the Global Ethics and Compliance function.
GLOBAL ETHICS AND COMPLIANCE
Responsible for supporting a high level of ethics and integrity and helping management maintain compliance with applicable laws, regulations and standards.
RISK ADVISORY AND ASSURANCE SERVICES
Responsible for providing independent assurance that controls are well designed and operating effectively.

Note: The Boards of Directors Compensation and Nominating & Governance Committees are also responsible for some strategy and risk management activities.

Our Risk Management Framework

The Boards of Directors have overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards of Directors, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global Ethics and Compliance and executive management.

The diagram above, illustrates the interaction between the Boards of Directors, their Committees and our executive management to continuously assess, mitigate and manage risks. The Boards of Directors leverage their Committees, principally the Audit Committees, the HESS Committees and the Compliance Committees, to oversee our risk management activities. Each area of our business reports via executive management to these Committees. The Committees of the Boards of Directors and the executive management of each area of our business are supported by RAAS and Global Ethics and Compliance.

Refer to Annex C — Carnival plc Corporate Governance Report of the Proxy Statement on pages C-6 to C-9 for additional information on the Committees of the Boards.

How we identify and manage risk

Risk assessment processes are integrated within our business operations at every level. Risks are identified by individuals across all businesses and functions and at many layers of the organization by considering what could prevent us from achieving our strategic, operational or compliance objectives or impact the sustainability of our business model. In deciding which risks are principal and emerging risks, our executive management considers the potential impact and probability of the related events or circumstances, and the timescale over which they may occur. In addition, under the supervision of the Boards of Directors and their Committees, executive management is responsible for ensuring that we have active plans and adequate resources to manage and/or mitigate the principal and emerging risks, including HESS and compliance related risks, identified by the business. As new risks arise, executive management seeks to ensure they are properly reviewed and monitored.

Internal Control

Internal control and risk management is an ongoing process embedded in each of our operations. It is designed to identify, evaluate and manage the principal and emerging risks faced by the business units. A system of internal controls designed to be capable of responding quickly to evolving risks in the business has been established, comprising procedures for the prompt reporting of significant and material internal control deficiencies together with the appropriate remedial actions. Carnival Corporation & plc has adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") guidance for implementing its internal controls as part of its SOX compliance plan. COSO is considered to be the leading internal control framework and references the same internal control objectives and components as are used by the UK Corporate Governance Code in assessing the effectiveness of a company's risk and control processes.

Our system of internal control and risk management was in place throughout 2023 and has continued in place up to the date of approval of this Strategic Report. The Boards of Directors have performed their annual review of the effectiveness of the systems of internal control and risk management, including those related to financial reporting and confirm that it is in compliance with the UK Corporate Governance Code. The Boards of Directors review of the system of internal controls has not identified any significant failings or weaknesses, and therefore, no remedial actions are required.

Emerging Risks

We continuously evaluate potential emerging risks that could significantly impact or challenge our strategy and business model. Emerging risks identified are managed and monitored alongside our existing principal risks. An example of this in practice are the direct and indirect risks arising from climate change which continue to evolve. To further address the evolving and emerging risks associated with climate change, we created a Strategic Risk Evaluation ("SRE") Committee to assist in identifying, monitoring and reviewing the management of climate-related risks and opportunities. Refer to subsection "b." of section XX. Sustainability and Environmental Impact on page 29 and Operational Risk Factor "e." on page 56 for additional details on how we manage risks arising from climate change.

4. Risk Management and/or Mitigation of Principal and Emerging Risks.

You should carefully consider the following discussion of material factors, events and uncertainties that make an investment in the company's securities risky and provide important information for the understanding of the "forward-looking" statements discussed in this Annual Report and elsewhere. These risk factors should be read in conjunction with other information in this Annual Report.

The events and consequences discussed in these risk factors could have a material adverse effect on the company's business, financial condition, operating results and stock price. These risk factors do not identify all risks that the company faces; operations could also be affected by factors, events, or uncertainties that are not presently known to the company or that the company currently does not consider to present material risks to its operations. In addition to the risk factors below, additional or unforeseen effects from our substantial debt balance incurred during the pause of our guest cruise operations could give rise to or amplify many of the risks discussed below. Some of the statements in this item and elsewhere in this document are "forward-looking statements." For a discussion of those statements and of other factors to consider see the "Cautionary Note Concerning Factors That May Affect Future Results" section.

The ordering and lettering of the risk factors set forth below is not intended to reflect any company indication of priority or likelihood.

Operational Risk Factors

a. *Events and conditions around the world, including geopolitical uncertainty, war and other military actions, inflation, higher fuel prices, higher interest rates and other general concerns impacting the ability or desire of people to travel have led, and may in the future lead, to a decline in demand for cruises as well as negative impacts to our operating costs and profitability.*

We have been, and may continue to be, impacted by the public's concerns regarding the health, safety and security of travel, including government travel advisories and travel restrictions, political instability and civil unrest, terrorist attacks, war and military action and other general concerns. The resulting impacts of these events, including supply chain disruptions, increased fuel prices, impact on demand for cruises to neighboring regions and international sanctions and other measures that have been imposed, have adversely affected, and may continue to adversely affect, our business. These factors may also have the effect of heightening many other risks to our business, any of which could materially and adversely affect our business and results of operations. Additionally, we have been, and may continue to be, impacted by heightened regulations around customs and border control, travel bans to and from certain geographical areas, voluntary changes to our itineraries in light of geopolitical events, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may be impacted by adverse changes in the perceived or actual economic climate, such as inflation, global or regional recessions, higher unemployment and underemployment rates and declines in income levels.

Examples of how we manage and/or mitigate this risk:

- We coordinate with law enforcement and other government agencies around the globe and endeavor to identify security-related threats at sea and ashore
- We have communications programs to help mitigate the adverse impacts of publicity
- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times for supplies
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to increase demand and/or to reduce fuel consumption

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

b. *Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations.*

Pandemics have in the past and may in the future have a significant negative impact on our financial condition and operations. We could:

- be forced to re-implement a pause of our guest cruise operations
- be negatively impacted by travel advisories, restrictions, recommendations and regulations set by various governmental authorities, which could impact our occupancy levels
- be subject to enhanced health and hygiene requirements in attempts to counteract future outbreaks, and these requirements may be costly, take a significant amount of time to implement across our global cruise operations and may result in disruptions in guest cruise operations, incremental costs and loss of revenue
- be subject to negative publicity, along with the cruise industry, which could have a long-term impact on the appeal of our cruises
- be subject to lawsuits, other governmental investigations and other actions
- be required to reassess our ship deployment options and our fleet, which could lead to the removal of additional ships from our fleet and may result in incremental ship impairment charges and losses on ship sales
- be negatively impacted as a result of the adverse impact on our partners, counterparties and joint ventures
- be negatively impacted by the inability to attract and retain the loyalty of our guests and hire and retain our crew

Examples of how we manage and/or mitigate this risk:

- We have insurance coverage for certain liabilities, costs and expenses through our participation in Protection and Indemnity ("P&I") clubs
- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships
- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate

Key stakeholders considered:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

c. Incidents concerning our ships, guests or the cruise industry have in the past and may, in the future, negatively impact the satisfaction of our guests and crew and lead to reputational damage.

Our operations involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motorcoaches and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea, while in port or on land which may generate negative publicity or cause guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew is paramount to the success of our business, our ships have been involved in outbreaks, accidents and other incidents in the past and we may experience similar or other incidents in the future. Our ability to attract and retain the loyalty of our guests, our ability to hire and the amounts we must pay our crew depend, in part, upon the perception and reputation of our company and our brands and the public's concerns regarding the health and safety of travel generally, as well as the cruising industry and our ships specifically. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' and/or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Examples of how we manage and/or mitigate this risk:

- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We have developed robust health and safety protocols and mitigation strategies designed to prevent the spread of disease on our ships
- We report health, environmental, safety and security incidents and take appropriate action, including conducting investigations, to reduce the risk of recurrence
- We have appropriate policies that govern, encourage and reinforce the right behavior
- We have communications programs to help mitigate the adverse impacts of publicity
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

d. Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-money laundering, anti-corruption, economic sanctions, trade protection, labor and employment, and tax may be costly and have in the past and may, in the future, lead to litigation, enforcement actions, fines, penalties and reputational damage.

We are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, depending on the itineraries of our ships and the ports and countries visited. Implementing these and any subsequent requirements may be costly and take time to implement across our global cruise operations. In addition, the accelerating pace of regulatory changes may affect our ability to comply in the future. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be, and have previously been, fined, placed on probation or otherwise sanctioned by regulators. In addition, there is increased global focus on climate change, which may lead to additional regulatory requirements. Refer to Operational Risk Factor "e." below for additional discussion on climate change regulation risks.

We are subject to laws and requirements related to the treatment and protection of personal, sensitive and/or other regulated data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations and we expect to continue to incur costs to comply with these rules and regulations. In the course of doing business, we collect guest, team member, company and other third-party data, including personal and other sensitive data.

Our operations subject us to potential liability under anti-money laundering and anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax expense. For example, the OECD's multi-jurisdictional inclusive framework is intended to address the tax challenges arising from globalization, which includes the establishment of a minimum 15% tax rate for multinational enterprises. A number of countries, including the UK and EU member states, have agreed to adopt the OECD's minimum tax rules and several countries, including the UK, have already implemented these rules. The phased implementation of these rules is expected to begin for our fiscal year 2025, with limited impact for us before 2026. The application of these rules continues to evolve, and its outcome may alter our tax obligations in certain countries in which we operate. Other changes in domestic and international tax rules and regulations and their application could also alter our tax obligations.

Examples of how we manage and/or mitigate this risk:

- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance
- We have appropriate policies, standards and procedures that encourage and reinforce the right behavior
- We provide training to team members to ensure understanding of and compliance with our policies, standards and procedures
- We have a system of internal controls to prevent and/or detect risks and we perform audits and other evaluations of our control design and performance
- We conduct compliance risk assessments and monitor our own compliance and where incidents occur, take appropriate action, including conducting investigations, to prevent recurrence
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Communities we serve
- Investors and lenders

e. *Factors associated with climate change, including evolving and increasing regulations, increasing global concern about climate change and the shift in climate conscious consumerism and stakeholder scrutiny, and increasing frequency and/or severity of adverse weather conditions could adversely affect our business.*

Growing concerns regarding climate change have resulted in increased global regulatory focus on GHG and other emissions which may have material impacts on our business. Refer to XIX. Governmental Regulations for additional discussion of recent developments related to Maritime Regulations, Greenhouse Gas Emissions and EU Regulations. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU regulations and IMO Strategy (refer to XIX. Governmental Regulations), may individually or collectively have a material impact on our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate ships that do not meet certain standards, the acceleration of the removal of less fuel-efficient ships from our fleet and impact the resale value of our ships in the future. In addition, regulatory developments may restrict or limit our access to certain destinations and/or countries or impact our freedom to operate. Regulatory efforts, both internationally and in the U.S., are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted or their ultimate impact on our business.

Growing recognition among consumers globally of the negative effects of climate change and the impact of GHG and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental focused groups have and may continue to generate negative publicity regarding the environmental impact of the cruise industry and are advocating for more stringent oversight and regulation of our industry, including of ship emissions while the ship is docked and at sea. Environmental scrutiny of our operations and the industry from the investment community, other stakeholders, and the media have impacted and may continue to impact how we are perceived, which may have a material impact on our operations and financial results. Certain climate-related actions and investments we make today may not lead us to our intended future emissions related goals or may not be favorably perceived in future years based on continuing evolving regulations and perceptions around effective emissions mitigation strategies and technologies.

Our cruise ships, hotels, land tours, port and related commercial facilities and shore excursions have been and may continue to be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornadoes, tsunamis, typhoons and volcanic eruptions. Climate change is expected to increase the frequency and intensity of certain adverse weather patterns, possibly making certain destinations less desirable or impacting our business in other ways. We have been forced to, and in the future may be forced to, alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. The physical climate-related risks to our business include increased hurricane/ typhoon intensity and frequency, increases in global temperatures and rising sea levels which may adversely impact our shoreside facilities, our investments in ports or the availability or desirability of ports and destinations in which we operate. These effects may also disrupt the supply of critical goods and services to our facilities and ships. Any of these events could have a material impact on our business and profitability.

Examples of how we manage and/or mitigate this risk:

- We continue to assess alternative lower GHG emission fuel options and technology and invest strategically in energy efficiency improvements considering our financial modeling and analysis
- We monitor for changes in laws and regulations and changes in interpretation of these laws and regulations relating to our business. Where necessary, we obtain specialist advice to implement programs to help ensure compliance
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We monitor weather conditions and have the ability to change our ship itineraries to avoid adverse weather or regions impacted by adverse weather or in preparation of or response to significant climate change impacts to particular regions
- We partner with key organizations and stakeholders on research and development to support GHG emissions reduction efforts
- We have a CCO and CEO who is responsible for the oversight of climate-related matters and reports to the Boards of Directors

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

f. *Inability to meet or achieve our targets, goals, aspirations, initiatives, and our public statements and disclosures regarding them, including those that are related to sustainability matters, may expose us to risks that may adversely impact our business.*

We have developed and will continue to establish targets, goals, aspirations, and other objectives, including those related to sustainability matters ("sustainability objectives"). These statements reflect our current plans and do not constitute a guarantee that they will be achieved. With respect to our sustainability objectives, our efforts to research, establish, accomplish, and accurately report on these objectives expose us to numerous operational, reputational, financial, legal, and other risks, any of which could have a negative impact on our business. Our ability to achieve any of our stated sustainability objectives, particularly with respect to our environmental emissions aspirations, is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include the availability and costs of low- or non-GHG emission energy sources and technology, evolving regulatory requirements affecting sustainability standards or disclosures, the availability of future financing and the availability of suppliers that can meet our sustainability standards.

Our business may face increased scrutiny from our guests, our team members, the investment community, governments, regulators, destinations and other stakeholders that we serve related to our sustainability activities, including the sustainability objectives that we adopt, our methodologies and timelines for pursuing them and our ability to document and support the achievement of those objectives. If our sustainability practices do not meet, or are perceived to fall short of, the expectations of our guests, team members, investors or other stakeholders, demand for cruising, our reputation, our ability to attract or retain team members, and our attractiveness as an investment could be negatively impacted. In addition, governments may restrict or limit our access to ports and destinations for which there is high guest demand. Similarly, our failure or perceived failure to pursue, meet or fulfill our targets, goals, aspirations, and other objectives (including sustainability objectives) within the timelines we announce, or at all, could have the same negative impacts as well as expose us to government enforcement actions and private litigation.

Examples of how we manage and/or mitigate this risk:

- We continue to make investments in technology related to our sustainability initiatives
- We provide training to team members related to their job responsibilities to ensure understanding of and compliance with our policies and procedures
- We incentivize meeting our targets and goals (including our sustainability objectives) through compensation
- We have HESS policies in place that govern our approach to sustainability
- We partner with key organizations and stakeholders on research and development to support GHG emissions reduction efforts
- We develop financial forecasts and continuously monitor our financial performance in order to make timely strategic decisions
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

g. Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and may lead to reputational damage.

We have been and may continue to be impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and intent from motivated driven attacks to malicious attacks intended to disrupt or compromise our shoreside and shipboard operations by targeting our key operating systems. Breach or circumvention of our systems or the systems of third parties, including by ransomware or malware, through vulnerabilities in licensed software or hardware, or as a result of other attacks, has led to and may continue to lead to disruptions in our business operations; unauthorized access to (or the loss of company access to) competitively sensitive, confidential or other critical data (including sensitive financial, medical or other personal or business information) or systems; loss of customers; financial losses; regulatory investigations, enforcement actions and fines; litigation; reputational damage; and misuse or corruption of critical data and proprietary information, any of which could be material. Additionally, we may rely on third parties in helping us to implement and manage our cyber security risk management processes. Any measures that we take and such third parties take to avoid, detect, mitigate or recover from material cyber security threats or incidents can be expensive, and may be insufficient, circumvented, or may become ineffective.

Our offices, information technology operations, system networks and various remote work locations may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornadoes, tsunamis and typhoons) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs and serve our guests, depends on the reliability of our information technology operations and system networks, as well as our ability to refine and update to more advanced systems and technologies. In addition, we may be unable to obtain appropriate technology in a timely manner or at all or we may incur significant costs in doing so. A failure to adopt the appropriate technology, or a failure, disruption or obsolescence in the technology that we do adopt, could have adverse effects on our business.

Examples of how we manage and/or mitigate this risk:

- We have policies, standards and procedures that govern data security, data privacy and disaster recovery
- We provide training to team members to ensure understanding of and compliance with our policies, standards and procedures related to data security, data privacy and disaster recovery
- We incorporate security and privacy-by-design in the development of new systems and infrastructure
- We actively, and will continue to, invest in cybersecurity, talent, new technologies and third party service providers to enhance our data security and ensure our information technology is sufficient for the operation of our business
- We monitor and test our own ability to detect and respond to an incident which could cause a breach in data security, lapse in data privacy or natural disaster and where incidents occur, take appropriate remedial action
- We continue to align our technology planning, infrastructure, security, data privacy and applications to maximize the business value of our information technology investments

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

h. The loss of key team members, our inability to recruit or retain qualified shoreside and shipboard team members and increased labor costs could have an adverse effect on our business and results of operations.

Our success depends, in large part, on the skills and contributions of our team members, and on our ability to recruit, develop and retain high quality, diverse team members. We may not be successful in recruiting, developing or retaining key or other highly qualified team members. In addition, high-GHG emission industries may become a less attractive employment opportunity. At times we have and may in the future experience difficulty in hiring sufficient qualified team members, due to general macroeconomic factors and/or increasingly competitive labor markets.

In addition, we hire a significant number of qualified shipboard team members each year and, thus, our ability to adequately recruit, develop and retain these individuals is critical to our success. Incidents involving cruise ships, including disease outbreaks on our ships and increasing demand as a result of the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard team members.

Examples of how we manage and/or mitigate this risk:

- We have programs to attract, develop and retain top talent and use team member feedback tools to monitor team members' perspectives and take appropriate actions
- We provide training to continue the development of our team members related to their job responsibilities and to ensure understanding of and compliance with our policies and procedures
- We provide total compensation that allows us to be competitive in the labor markets in which we operate
- We continue to expand the number of countries from which we recruit our team members
- We promote a culture that encourages team members to speak up about concerns and opportunities which are addressed appropriately

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

i. *Increases in fuel prices, changes in the types of fuel consumed and availability of fuel supply may adversely impact our scheduled itineraries and costs.*

We have been and may continue to be impacted, by economic, market and political conditions around the world, regulatory requirements including climate-induced regulations, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. The supply and availability of different fuel types in various markets in which we operate have experienced increased volatility and have led to increased fuel prices and reduced profitability. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity prices. Increases in airfares, such as those resulting from increases in the price of fuel, would increase our guests' overall vacation costs and could reduce demand for cruises, as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark. Refer to Operational Risk Factor "e." for additional discussion on the impact of climate change and regulation changes on fuel costs.

Examples of how we manage and/or mitigate this risk:

- We manage fuel consumption through ship maintenance and operating practices
- We optimize itineraries through our itinerary planning reviews and have the ability to change itineraries to reduce fuel consumption
- We research and implement innovative technologies to reduce fuel consumption
- We are adding new, more fuel-efficient ships to our fleet and have removed smaller, less fuel-efficient ships
- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We are upgrading our fleet with more energy efficient technologies
- Our LNG ships are all dual fuel and can use MGO
- We have the ability to purchase fuel in different ports we visit

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

j. *We rely on supply chain vendors who are integral to the operations of our businesses. These vendors and service providers may be unable to deliver on their commitments, which could negatively impact our business.*

We rely on supply chain vendors to deliver key products to the operations of our businesses around the world. Any event impacting a vendor's ability to deliver quality goods at the location and time needed could negatively impact our ability to operate our business. Events impacting our supply chain could be caused by factors beyond the control of our suppliers or us, including labor actions, increased demand, problems in production or distribution and/or disruptions in third-party logistics, information technology or transportation systems. In addition, global events in recent years have resulted in widespread global supply chain disruptions to vendors including critical supply chain shortages, labor shortages, significant material cost inflation and extended lead times for items that are required for our operations. Any such interruptions to our supply chain could increase our costs and could limit the availability of products critical to our operations.

Examples of how we manage and/or mitigate this risk:

- We enter into supply agreements to help ensure availability and seek alternative sources if necessary
- We have extended our demand planning and are placing purchase orders earlier to compensate for current extended lead times
- We utilize substitute products where appropriate
- We leverage our enterprise scale through corporate-wide agreements and our supplier relationships
- We source locally to mitigate logistics costs and delays
- We utilize short-term or long-term contracts as needed

Key stakeholders considered:

- Team members
- Guests and travel agent partners
- Investors and lenders

k. Fluctuations in foreign currency exchange rates may adversely impact our financial results.

We earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are typically denominated in euros. Movements in foreign currency exchange rates, which have recently been more volatile, will affect our financial results.

Examples of how we manage and/or mitigate this risk:

- We net certain exposures to take advantage of natural offsets with our business and continuously evaluate the use of financial instruments
- We consider and may hedge certain of our ship commitments and net investments in foreign operations
- We sell/buy foreign currencies throughout the year to manage the economic impact of foreign currency exchange volatility
- We adjust our procurement activities

Key stakeholders considered:

- Investors and lenders

l. Overcapacity and competition in the cruise and land-based vacation industry may negatively impact our cruise sales, pricing and destination options.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent partner preferences and value. We also compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value. In addition, certain ports and destinations have faced a surge of both cruise and non-cruise tourism and in certain destinations, countermeasures to limit the number of tourists have been contemplated and/or put into effect, including proposed limits on cruise ships and cruise guests. Potential restrictions in ports and destinations could limit the itinerary and destination options we can offer our guests going forward.

Examples of how we manage and/or mitigate this risk:

- We have the ability to change our itineraries to alternative regions of the world
- We offer a wide variety of brands, itineraries, products and services to our guests
- We work alongside government and local regulators to ensure compliance with limitations placed on tourism

Key stakeholders considered:

- Communities we serve
- Guests and travel agent partners
- Investors and lenders

m. Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.

There are a limited number of shipyards with the capability and capacity to build, repair, maintain and/or upgrade our ships, which may limit our ability to meet our capacity growth objectives. In addition, we may be impacted by unforeseen events, such as work stoppages, supply chain issues, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. Additionally, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility which may increase our costs.

Examples of how we manage and/or mitigate this risk:

- Our newbuild contracts are fixed price and are not sensitive to cost fluctuations of materials, including steel
- We ensure access and priority for ship repairs as part owners and part of the governance teams of two shipyards
- We require shipyards to obtain insurance
- Shipbuilding contracts include a combination of refund and performance guarantees
- Pricing for ship repair yards, subcontractors and required materials are agreed in advance of scheduled dry-docks

Key stakeholders considered:

- Guests and travel agent partners
- Investors and lenders

<u>Financial Risk Factors</u>

a. We require a significant amount of cash to service our debt and sustain our operations. Our ability to generate cash depends on many factors, including those beyond our control, and we may not be able to generate cash required to service our debt and sustain our operations.

Our ability to meet our debt service obligations, refinance our debt or sustain our business needs and operations depends on our future operating and financial performance and our ability to generate cash. This will be affected by our ability to successfully continue to execute on our business strategy, which if unsuccessful, would negatively impact the occupancy levels and pricing of our cruises. Our future performance is also impacted by general macroeconomic, financial, geopolitical, competitive, regulatory and other factors beyond our control such as inflation, higher fuel prices, higher taxes and higher interest rates. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. We cannot make assurances that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt. Refer to Liquidity, Financial Condition and Capital Resources.

Examples of how we manage and/or mitigate this risk:

- We have put in place various strategies and initiatives, including increasing our marketing and advertising programs in efforts to drive incremental demand for cruising
- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate
- We have suspended the payment of dividends on, and the repurchase of, Carnival Corporation common stock and Carnival plc ordinary shares, except pursuant to the Stock Swap Program

Key stakeholders considered:

- Investors and lenders

b. Our substantial debt could adversely affect our financial health and operating flexibility.

We have a substantial amount of debt, significant debt service obligations and related covenant restrictions. Despite our leverage, we may incur more debt, subject to certain restrictions, in the future. Our substantial debt has had and could continue to have important negative consequences for us. Our substantial debt could, among other things:

- require us to dedicate a large portion of our cash flow from operations to service debt and fund repayments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- increase our vulnerability to adverse general economic or industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
- limit our ability to pay dividends or distributions on or redeem or repurchase capital stock and make other restricted payments;
- place us at a disadvantage compared to others that have less debt;
- make us more vulnerable to downturns in our business, the economy or the industry in which we operate;
- limit our ability to raise additional debt or equity capital in the future to satisfy our requirements relating to working capital, capital expenditures, development projects, strategic initiatives or other purposes;
- restrict us from introducing new technologies or exploiting business opportunities;
- make it difficult for us to satisfy our obligations with respect to our debt; and
- expose us to the risk of increased interest rates as certain of our borrowings are (and may be in the future) at a variable rate of interest.

Certain of our indebtedness accrues interest at variable rates, which subjects us to interest rate volatility with respect to such instruments and could cause our debt service obligations to increase significantly. If we breach the covenants or restrictions in our debt instruments, we could be in default under the terms of certain of our debt instruments and may be required to seek covenant amendments or the relevant creditors could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable (or cancel any unfunded commitments, if applicable) and proceed against the collateral, if any, securing that debt. Borrowings under our other debt instruments that contain cross-default provisions may also be accelerated or become payable on demand, and our assets may not be sufficient to repay such indebtedness in full.

Examples of how we manage and/or mitigate this risk:

- We manage our liquidity, including repaying and refinancing future debt maturities to extend maturity dates and reduce interest expense, managing our costs and can reduce our capital expenditures and operating expenses, as appropriate
- In the past, we have accessed capital through various equity offerings
- We actively manage our debt portfolio and use interest rate swap agreements to manage the risk of increasing interest rates
- We monitor our covenant compliance and would seek to obtain relevant financial covenant amendments or waivers, if needed

Key stakeholders considered:

- Investors and lenders

5. Going Concern Confirmation and Viability Statement.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's going concern and viability is by reference to the consolidated liquidity position of Carnival Corporation & plc. Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise. Accordingly, this going concern confirmation and viability statement presents Carnival Corporation & plc.

Going Concern Assessment

The Boards of Directors have assessed the prospects of Carnival Corporation & plc over an assessment period of at least the next twelve months from the date of approval of the financial statements as required by the UK Corporate Governance Code.

During 2023, management and the Directors remained focused on the business' return to profitability and the operating performance of its cruise brands. In addition, they continue to take appropriate actions to manage Carnival Corporation & plc's liquidity, including pursuing various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness.

In performing their going concern assessment, the Boards of Directors have considered the circumstances likely to impact Carnival Corporation & plc during the coming year, current and expected operating performance of its brands, current liquidity, projected compliance with financial covenants (refer to Note 14 — "Debt and Interest Expense" for additional details on covenant compliance) and estimates of future liquidity. The Directors have considered the following assumptions used to estimate Carnival Corporation & plc's future liquidity:

- Expected increases in revenue in 2024 as compared to 2023
- Expected continued prepayment of debt
- Fuel prices at or around November 2023 year-end prices
- Continued stabilization of inflationary pressures on costs compared to 2023

In addition, the Directors make certain assumptions about new ship deliveries, improvements and removals, and consider the future export credit financings that are associated with the new ship deliveries.

The Directors do not consider going concern to be a critical judgement for the year ended November 30, 2023. In determining that going concern is not a critical judgement, the Directors have considered:

- As of November 30, 2023, $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility, which matures in August 2024, and $2.1 billion under the New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace the existing Revolving Facility. Refer to Note 14 — "Debt and Interest Expense" for additional discussion.
- The return of approximately $800 million of credit card reserves during the first quarter of 2024, representing substantially all of the reserve funds as of November 30, 2023
- Continued positive trajectory of the business generating operating cash flows $4.3 billion in 2023 and expected continued growth in 2024
- $3.0 billion of undrawn export credit facilities to fund ship deliveries planned through 2025
- Known financial commitments including debt maturities of approximately $2.1 billion and other material cash requirements and obligations over the assessment period

Management has considered a severe but plausible scenario which assessed the effects of lower than expected revenues and adjusted EBITDA, as compared to the base case. In this downside case, management modeled a 5.5% decrease in cruise revenues (less its most variable costs and on a per unit basis) during the period under review as compared to the base case. Even in this scenario, the assessment still demonstrated Carnival Corporation & plc's ability to meet its obligations over the going concern period and remain in compliance with its financial covenants. As a result of this assessment, management along with the Boards of Directors have concluded that it remains appropriate to adopt the going concern basis of accounting in preparing the Carnival plc consolidated financial statements without any material uncertainty.

Going Concern Statement

In adopting the going concern basis for preparing these financial statements, the Directors have considered Carnival Corporation & plc's business activities, together with factors likely to affect its future development and performance. After reviewing the current liquidity position, the operating performance of the cruise brands, financial forecasts, and considering the results of various downside scenarios, the Boards of Directors have concluded that Carnival Corporation & plc has sufficient liquidity to satisfy its obligations and are forecasted to be in compliance with its debt covenants for at least the next twelve months from the approval of the financial statements. Accordingly, the Directors continue to adopt the going concern basis without any material uncertainty in preparing the Carnival plc consolidated IFRS financial statements.

Viability Assessment

Whilst the Boards of Directors have no reason to believe Carnival Corporation & plc will not be viable over a longer period, the period over which they considered viability is three years. The principal reasons why this period was selected are as follows:

- It aligns with management's typical strategic planning cycle
- Management typically plans its guest sourcing and ship itinerary strategies over a two-to-three-year horizon

In performing their viability assessment, the Boards of Directors have considered that Carnival Corporation & plc has a substantial debt balance incurred during the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. In addition, the Directors considered the circumstances impacting Carnival Corporation & plc during the year, current and expected operating performance of its brands, current liquidity and projected compliance with financial covenants. The Directors also considered Carnival Corporation & plc's access to capital markets (when or if needed), including its ability to refinance future debt maturities and expected ability to obtain financial covenant amendments or waivers (when or if needed).

In performing their assessments, the Boards of Directors highlighted forecast uncertainty during the viability period. Uncertainty exists over future forecasts caused by the continued effects of inflation, volatile fuel prices, higher environmental regulatory costs, higher taxes, higher interest rates, and fluctuations in foreign currency. These items may be further amplified by Carnival Corporation & plc's substantial debt balance. Given the significant collective impacts of these items on the business, management has prepared various planning scenarios using a range of potential outcomes and assumptions.

Management has identified the following critical assumptions and judgements as part of its viability assessment ("base case"):

- Ability to obtain additional financial covenant waivers or amendments, when or if needed. Refer to Note 14 — "Debt and Interest Expense" for additional details on covenant compliance
- Ability to access capital markets when or if needed including its ability to refinance future debt maturities
- Continued improvement in its financial results

The base case also includes the following other assumptions used to estimate future liquidity:

- Expected increases in revenue as compared to 2023
- Expected continued prepayment of debt
- The return of approximately $800 million of credit card reserves during the first quarter of 2024, representing substantially all of the reserve funds as of November 30, 2023
- Expected increases in fuel costs including the cost of EUAs (at the mid December price)
- Continued stabilization of inflationary pressures on costs compared to 2023
- Anticipated direct and indirect impacts of climate change including costs associated with related regulations
- Expected impact of the OECD's global minimum tax

In addition, the Directors make certain assumptions about new ship deliveries, improvements and removals and consider the future export credit financings that are associated with the new ship deliveries.

As part of their viability assessment, management along with the Boards of Directors, considered various scenarios and sensitivity analyses. As a severe but plausible scenario, they considered the effects of lower than expected revenues and adjusted EBITDA, as compared to the base case. In this downside case, management modeled a 5.5% decrease in cruise revenues (less its most variable costs and on a per unit basis) during the viability period as compared to the base case. Management also considered various other scenarios, which were consistent with the principal risks identified in Item 4. "Risk Management and/or Mitigation of Principal and Emerging Risks," and assessed the impact on its liquidity and covenant headroom. In addition to these scenarios, while making their final conclusion on viability, which is summarized below, the Boards of Directors considered its $5.4 billion of liquidity including $2.4 billion of cash and cash equivalents and $3.0 billion of borrowings available under our Revolving Facility at November 30, 2023, which matures in August 2024, and $2.1 billion under a New Revolving Facility, which may be utilized beginning in August 2024, at which date it will replace the existing Revolving Facility. The termination date of the New Revolving Facility is August 6, 2025, subject to two, mutual one-year extension options. Refer to Note 14 — "Debt and Interest Expense" for additional discussion.

Viability Statement

Having undertaken their robust assessment as described above, including a review of their principal risks, risk appetite and how these risks are managed or mitigated, the Boards of Directors have a reasonable expectation that Carnival Corporation & plc will be able to continue in operation and satisfy its obligations as they fall due over the three-year period of their assessment. In making this statement, the Boards of Directors highlight forecasting uncertainty concerning the impact of the continued effects of inflation, volatile fuel prices, higher environmental regulatory costs, higher taxes, higher interest rates, and fluctuations in foreign currency in the three-year plan. The full extent of the collective impact of these items is uncertain and may be amplified by Carnival Corporation & plc's substantial debt balance.

In addition, the Directors have identified the critical assumptions and judgements they have exercised in performing their assessment: ability to obtain additional financial covenant waivers or amendments, when or if needed, ability to access capital markets when or if needed including its ability to refinance future debt maturities as well as the continued improvement in its financial results.

The Boards of Directors believes they have made reasonable estimates, assumptions and judgements in determining its liquidity requirements and cannot make assurances that assumptions used may not change in future periods. Refer to Carnival Corporation & plc's Liquidity, Financial Condition and Capital Resources section for further discussion.

6. <u>Non-Financial and Sustainability Information Statement</u>.

Refer to the sections below for more information relating to non-financial and sustainability matters, as required by sections 414CA and 414CB of the Companies Act 2006.

Description of Business Model:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- C. Our Global Cruise Business on page 5

Environmental Matters:

- XX. Sustainability and Environmental Impact on page 21 which includes:
  - Sustainability goals progress
  - Summary of our environmental impact
  - Climate-related Financial Disclosures
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-8

Team members:

- XIV. Human Capital Management and Employees on page 11
- XX. Sustainability and Environmental Impact: 2030 Diversity, Equity and Inclusion goals on page 24
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on page C-15

Human Rights:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XV. Ethics and Compliance on page 12
- XX. Sustainability and Environmental Impact: 2030 Good Health and Well-Being Goals on page 23
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-8

Anti-corruption and Anti-bribery:

- XIX. Governmental Regulations on page 16
- H. Executive Officers and Corporate Governance on page 42
- Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Hotline for Reporting Concerns on page C-20

Social and Community Matters:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XX. Sustainability and Environmental Impact: 2030 Sustainable Tourism Goals on page 23
- XX. Sustainability and Environmental Impact: 2030 Biodiversity and Conservation Goals on page 24
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-8

Policy Embedding, Due Diligence and Outcomes:

- Item 3. Internal Control and Risk Assessment on page 51
- Item 5. Going Concern Confirmation and Viability Statement on page 64
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Committees of the Board on page C-6

Principal Risks and Impact of Business Activity:

- Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52

Non-Financial Key Performance Indicators:

- XX. Sustainability and Environmental Impact: Summary of our Environmental Impact on page 27
- Item 2. Business Review Statistical Information on page 44

7. Section 172(1) Statement.

This statement describes how the Directors have performed their duty in the way they consider, in good faith, would most likely promote the success of the company for the benefit of its members as a whole having regard to the stakeholders and matters set out in section 172(1)(a)-(f) of the Companies Act 2006. This statement sets out the Directors' approach to decision-making, stakeholder engagement and details the matters considered as part of the decision-making process of some of the key decisions made during 2023. To provide further insight, we have provided clear cross-referencing to where more detailed information can be found in this Annual Report.

Discussions between management and the Directors regarding decisions relating to our business strategy, including the potential impact of those decisions on our financial results, decisions relating to our capital structure and other business-related activities also include careful consideration of potential risks associated with those decisions. In addition, as part of our risk assessment framework, our key stakeholders are considered as part of the evaluation of our principal and emerging risks. Refer to Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks on page 52 for additional discussion of our risks and key stakeholder considerations.

During 2023, the Directors' oversight of stakeholder relationships and other matters was informed by regular briefings by management and its Committees on our liquidity, the operating performance of our brands, compliance with laws and regulations, our sustainability performance, principal and emerging risks including those related to climate change, cybersecurity and other critical matters.

Key Stakeholders

The Directors and their Committees recognize the strategic importance of building and maintaining strong relationships with our stakeholders. We have identified the following key stakeholders considering their impact on the success of our business model and strategy:

- Communities we serve
- Team members
- Guests and travel agent partners
- Investors and lenders

When making decisions, the Directors have regard to the interests of our key stakeholders and recognize that effective engagement with our stakeholders is essential to the long-term success of our business. The Directors consider many factors and balance competing interests in reaching strategic decisions. Refer to the discussion within Key Decision Made by the Directors During the Year below for an example of the Directors considerations.

While the Directors are able to engage directly with key stakeholders on some issues, the size and distribution of our stakeholder group means that stakeholder engagement often happens through management. The Directors regularly receive information and feedback from management to help understand how our operations and decisions affect our stakeholders' interests and in turn, how those interests should impact future decisions.

a) the likely consequences of any decision in the long-term

The Directors recognize that the decisions made today will have an effect on both our short- and long-term success. The Directors seek to balance meeting critical short-term objectives while also carefully ensuring we are on course to achieve our long-term strategic vision. During 2023, the Directors and executive management had particular regard to our long-term success and remained focused on our return to profitability, the operating performance of our cruise brands, accelerating our debt repayment and refinancing efforts and managing our interest expense, while at the same time demonstrating prudent stewardship of capital. The Directors believe that returning to strong profitability and strengthening our balance sheet will help preserve and grow value for each of our key stakeholders.

The Directors also believe that planning for succession is an important function that will impact our long-term success. We continually strive to foster the professional development of management and our team members. As a result, we have developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our CEO.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XIV. Human Capital Management and Employees on page 11
- XX. Sustainability and Environmental Impact on page 21
- Item 5. Going Concern Confirmation and Viability Statement on page 64

b) the interests of our team members

We celebrate our diverse team and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences and walks of life can succeed. We care deeply for our team members and must always cultivate an atmosphere of openness, respect and trust. We continue to focus on our Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture. We have pulse surveys, which we use to track company culture, measure change over time and obtain team member feedback. The results of the surveys are communicated to management and the Directors. Further, in 2023 with the full support of the Directors, we continued our initiatives designed to engage with and care for our workforce. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Directors consider and assess the implications of their decisions on our people.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XIV. Human Capital Management and Employees on page 11
- XV. Ethics and Compliance on page 12
- Workforce Engagement on page C-15 in Annex C — Carnival plc Corporate Governance Report of the Proxy Statement
- Key Decision Made by the Directors During the Year on page 71

c) the need to foster our business relationships with guests and travel agent partners, suppliers and others

Guests and Travel Agent Partners

Guest feedback and research supports the development of our overall strategies to exceed our guests' expectations and at the same time, drive demand for cruises and increase the number of first-time cruisers. We measure and evaluate guest satisfaction with our products and services through our net promoter scores ("NPS"), which provides valuable insight into our guests' cruise experiences and drivers of guest loyalty. Our NPS take into account a number of products and services our brands offer including; embarkation and disembarkation experiences, shipboard team member service, dining options, entertainment and onboard activities. NPS reflects the likelihood that our guests will recommend our brands' cruise products and services to friends and family, including those who have not cruised before. Evaluating our NPS results provides our management with invaluable information necessary to inform important strategic decisions regarding our product offerings. To reward loyal and repeat guests, substantially all of our cruise brands offer past recognition programs with various special incentives.

Strong relationships with our travel agent partners are also an integral part of our long-term cruise distribution network and are critical to our success. We utilize local sales teams to motivate travel agents to support our products and services with competitive pricing, promotional policies and joint marketing and advertising programs. All of our brands have internet booking engines to allow travel agents to book our cruises.

Suppliers

Our relationships with suppliers are key to our business in providing critical goods and services, which are paramount in our ability to deliver exceptional cruise experiences to our guests. Our suppliers provide a range of goods from materials to support the refurbishment and enhancements of our ships and to build new and innovative ships to the reliable and consistent supply of fuel as well as food and beverage globally. All while maintaining our quality standards. We aim to engage with suppliers to build mutually beneficial relationships and to create strategic partnerships across our global organization, utilizing preferred supplier agreements to underpin such relationships.

We strive to build strong relationships with our suppliers and business partners. Our Business Partner Code of Conduct and Ethics outlines our expectations and requirements for all our business partners. It also highlights our commitments related to human rights and forced labor, respectful treatment and equal opportunity, anti-corruption, environmental protection and sustainability.

Global supply markets and supply chains have been and may continue to be impacted by recent global events, resulting in shortages, extended lead times and increased inflation impacting our operations and profitability. While we are experiencing stabilization in a number of supply markets, we continue to apply a number of different strategies to mitigate the impact of these challenges on our operations, including extending our demand planning, placing purchase orders earlier to secure supply, leveraging our enterprise scale through corporate-wide agreements, utilizing short-term or long-term contracts as needed, developing alternative sources, utilizing substitute products and leveraging our supplier relationships.

Others

Our ships and operations are subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements, as well as voluntary agreements, which govern health, environmental, safety and security matters in relation to our guests, crew and ships. We are committed to complying with all relevant requirements.

We continue to work closely with governments and regulators, including those of the communities we serve, as we resume guest cruise operations. We maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XI. Marketing Activities on page 10
- XII. Sales Channels on page 10
- XIII. Supply Chain on page 11
- XIX. Government Regulations on page 16
- Key Decision Made by the Directors During the Year on page 71

(d) the impact of our operations on the community and the environment

Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business, is vital to our success.

In 2021, with the support of the Directors, we established goals which focused on advancing six critical sustainability areas — climate action; circular economy; sustainable tourism; good health and well-being; diversity, equity and inclusion; and biodiversity and conservation. We have made significant progress towards our 2030 GHG intensity reduction goals of 20% from a 2019 baseline, measured in both grams of CO_2e per ALB-km and kilograms of CO_2e per ALBD. During 2023, we introduced the SEA Change Program, a set of key performance targets designed to reflect the achievement of important strategic goals over a three-year period ending in 2026 which includes improving upon the company's industry leading fuel-efficiency and pulling forward its stated 2030 GHG intensity reduction by several years. Refer to Key Decision Made by the Directors During the Year below for additional discussion.

In addition to our 2030 sustainability goals, we are committed to continuing our reduction of GHG emissions. Our absolute GHG emissions peaked in 2011 and since that time we have decreased our emissions (on a tank-to-wake basis) by over 10%, despite capacity growth of 30% over the same period. Additionally, we are pursuing net zero emissions by 2050, aligned with the revised IMO Strategy. Achieving this goal will require energy sources and technologies that do not yet exist. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have partnered with companies, universities, research bodies, non-governmental organizations, and other key organizations to help identify and scale new technologies not yet ready for the cruise industry. For example, we are piloting maritime scale battery technology, working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully piloted the use of biofuel as a replacement for fossil fuel on three ships. The certified biofuels used in these pilots offer environmental benefits compared to using fossil fuels alone through their lifecycle GHG reductions. These biofuels can be used in existing ship engines without modifications to the engine or fuel infrastructure, including on ships already in service. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. The Directors continue to believe our scale will support our effort to lead the industry in climate action.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XX. Sustainability and Environmental Impact on page 21
- Key Decision Made by the Directors During the Year on page 71

(e) the desirability of maintaining a reputation for high standards of business conduct

The health, safety and well-being of our people and the planet are vital to the reputation of our business. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us. Achieving our purpose & mission depends on being good corporate citizens and stewards of the environment. Safeguarding the planet we call home, our guests, the communities we serve, and our Carnival family, and complying with the laws and regulations that govern our business is vital to our success. The Directors and executive management acknowledge their responsibility for setting and monitoring the culture, values and reputation of our business. We have a Code of Business Conduct and Ethics that applies to all of our team members, including our executive management and the Directors. We also have Culture Essentials, which are the key actions and behaviors we encourage and reinforce to further strengthen our culture and have initiatives where brand leaders and executive management meet with their direct reports to discuss these key behaviors.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- XV. Ethics and Compliance on page 12
- XX. Sustainability and Environmental Impact on page 21
- H. Executive Officers and Corporate Governance on page 42
- Annex A — Carnival plc Directors' Report of the Proxy Statement: Corporate and Social Responsibility on page A-8
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Workforce Engagement on page C-15

(f) the need to act fairly between our members

It is critical that both existing and potential investors understand our strategy. During 2023, the Directors and certain members of management held various meetings with investors. These meetings gave investors and lenders the opportunity to discuss views on setting our key performance targets, our environmental impact, including sustainability and climate change and other topics of importance to our business and our stakeholders. Our Investor Relations team maintains open communication with equity, credit and sustainability research analysts to understand investors' views of our business. Our Treasury team has regular interactions with credit analysts, global banks, debt investors and credit rating agencies. Additionally, presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere.

Refer to:

- II. Purpose & Mission, Vision, Values and Priorities on page 2
- Annex C — Carnival plc Corporate Governance Report of the Proxy Statement: Relations with Shareholders on page C-14

Key Decision Made by the Directors During the Year

Key Performance Target Setting — SEA Change Program

During 2023, the decision was made to establish and communicate a set of key performance targets designed to reflect the achievement of important strategic goals over a three-year period ending in 2026 for Sustainability, EBITDA and Return on Invested Capital (the "SEA Change Program").

Executive management believed establishing goals using key performance targets was paramount to employee engagement to align around clear and common goals. Consideration was also given to investor expectations in light of leisure industry peers having provided strategic targets. In addition, members of executive management evaluated feedback received from investors and lenders that the company should establish performance targets.

Executive management had discussions with the Directors to assess the benefits and considerations of establishing targets. As part of the evaluation process, consideration was given to investor expectations around transparency and developing clear indications of the goals and strategic focus of the company, which became increasingly important following the substantial changes required to successfully support the company's resumption of guest cruise operations. The goals were intended to create further clarity and accountability over a set time frame, galvanizing employee focus around successfully implementing its business strategy, leveraging the new leadership structure and strengthening its balance sheet.

As a result of these considerations, executive management determined it was beneficial to formally establish strategic targets to both align the company's focus and build investor confidence in the company's trajectory for future operating performance.

Based on executive management's recommendation, the SEA Change Program focuses on three critical strategic financial and sustainability related metrics. Throughout the process of developing and framing the targets, the Directors provided critical feedback and perspective to executive management. The Directors questioned the established targets with respect to peer comparisons and investor expectations. Further, the Directors challenged executive management on the achievability of the specific goals within the time frame and asked questions relating to employee perception and engagement. The Directors supported executive management's recommendation and were comfortable that the targets set were appropriate, sufficiently challenging while still achievable and aligned with the interests of the various stakeholders.

Section 172 considerations: Long-term success, Team members, Community and Environment
Key stakeholders considered: Team members and Investors and Lenders

This Strategic Report has been approved by the Board.

By order of the Board

Micky Arison
Chair of the Board of Directors
January 26, 2024

INTRODUCTORY NOTE TO THE CARNIVAL PLC IFRS FINANCIAL STATEMENTS FOR THE YEAR ENDED NOVEMBER 30, 2023

The Carnival plc consolidated Group IFRS Financial Statements on pages 74 to 112 and standalone parent company Financial Statements on pages 113 to 126 are required to satisfy reporting requirements of the Companies Act 2006 and incorporate the results of Carnival plc and its subsidiaries and, accordingly, do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

The Directors of Carnival plc consider that within the Carnival Corporation and Carnival plc dual listed company arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the Carnival Corporation & plc U.S. GAAP consolidated financial statements ("DLC Financial Statements"), which are included in the Annual Report, but do not form part of these Carnival plc financial statements.

CARNIVAL PLC
GROUP STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Notes	Years Ended November 30, 2023	2022
Revenues			
Passenger ticket		$ 5,782	$ 2,792
Onboard and related		2,200	1,149
	3	7,982	3,941
Operating Expenses			
Commissions, transportation and related		1,143	569
Onboard and related		478	277
Payroll and related		1,026	913
Fuel		873	825
Food		479	246
Property and equipment impairment (reversal)	10	(23)	1,161
(Gain) loss on sales of ships		(161)	(7)
Other operating		1,693	1,224
Cruise and tour operating expenses		5,508	5,208
Selling and administrative	3	1,000	857
Depreciation and amortisation	3	721	781
		7,229	6,846
Operating Income (Loss)		753	(2,905)
Nonoperating Income (Expense)			
Interest income		34	2
Income (loss) from investments in associates		(28)	(34)
Interest expense, net of capitalized interest		(318)	(140)
Other income (expense), net	4	(195)	280
		(507)	108
Income (Loss) Before Income Taxes		246	(2,797)
Income Tax Benefit (Expense), Net	5	2	(15)
Net Income (Loss)		$ 248	$ (2,813)
Earnings (Loss) Per Share			
Basic	6	$ 1.33	$ (15.14)
Diluted	6	$ 1.32	$ (15.14)

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,	
	2023	**2022**
Net Income (Loss)	$ 248	$ (2,813)
Other Comprehensive Income (Loss)		
Items that will not be reclassified through the Statements of Income (Loss)		
Remeasurements of post-employment benefit obligations	(16)	(19)
Items that may be reclassified through the Statements of Income (Loss)		
Changes in foreign currency translation adjustment	267	(538)
Net gains on hedges of net investments in foreign operations	—	64
Net (losses) gains on cash flow hedges	(1)	9
	267	(466)
Other Comprehensive Income (Loss)	250	(485)
Total Comprehensive Income (Loss)	$ 498	$ (3,298)

Carnival plc
Financial Statements

The accompanying notes are an integral part of these financial statements.

These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP BALANCE SHEETS
(in millions)

	Notes	November 30, 2023	November 30, 2022
ASSETS			
Current Assets			
Cash and cash equivalents	7	$ 1,363	$ 251
Trade and other receivables, net	8	303	202
Inventories	9	241	193
Prepaid expenses and related		269	215
Total current assets		2,176	862
Property and Equipment, Net	10	11,480	13,469
Right-of-Use Assets, Net	11	623	283
Investments in Associates	12	85	144
Other Assets	13	324	775
		$ 14,689	$ 15,532
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt	14	$ 1,040	$ 1,329
Current portion of lease liabilities	11	134	33
Accounts payable		487	471
Accrued liabilities and related	15	622	526
Customer deposits	16	2,237	1,589
Amount owed to the Carnival Corporation group	25	2,659	5,624
Total current liabilities		7,178	9,571
Long-Term Debt	14	6,043	6,361
Long-Term Lease Liabilities	11	518	256
Contingencies	23	101	84
Other Long-Term Liabilities	17	280	200
Shareholders' Equity			
Share capital	18	361	361
Share premium		1,143	143
Retained earnings		1,366	1,175
Other reserves		(2,300)	(2,619)
Total shareholders' equity (deficit)		569	(940)
		$ 14,689	$ 15,532

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

The Carnival plc Group financial statements (registered number 04039524) were authorised for issue by the Boards of Directors on January 26, 2024 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,	
	2023	2022 Restated*
OPERATING ACTIVITIES		
Income (Loss) before income taxes	$ 246	$ (2,797)
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities		
Depreciation and amortisation	721	781
Impairments (reversals)	(1)	1,191
Share-based compensation	8	17
Interest expense, net	300	156
(Income) loss from investments in associates	28	34
Unrealized foreign currency exchange (gain) loss	167	(329)
(Gain) loss on sales of ships	(161)	(7)
Other	35	45
	1,342	(909)
Changes in operating assets and liabilities		
Receivables	(106)	(105)
Inventories	(40)	(72)
Prepaid expenses and other assets	266	(337)
Accounts payable	—	109
Accrued liabilities, other and contingencies	54	125
Customer deposits	602	836
Cash provided by (used in) operations before interest, debt issuance costs and income taxes	2,118	(351)
Interest received	34	2
Interest paid	(238)	(131)
Debt issuance costs paid	(43)	(147)
Income tax benefit received (paid), net	(6)	12
Net cash provided by (used in) operating activities	1,866	(615)
INVESTING ACTIVITIES		
Purchases of property and equipment	(1,209)	(2,293)
Proceeds from sales of ships	117	45
Other	126	(140)
Net cash provided by (used in) investing activities	(966)	(2,388)
FINANCING ACTIVITIES		
Payments to the Carnival Corporation group, net	1,358	274
Principal repayments of long-term debt	(1,887)	(654)
Proceeds from issuance of long-term debt	830	3,146
Lease liabilities principal payments	(87)	(33)
Other	—	(1)
Net cash provided by (used in) financing activities	214	2,732
Effect of exchange rate changes on cash and cash equivalents	(3)	88
Net increase (decrease) in cash and cash equivalents	1,112	(183)
Cash and cash equivalents at beginning of year	251	434
Cash and cash equivalents at end of year	$ 1,363	$ 251

* The Group statement of cash flows for the year ended November 30, 2022 has been restated. Refer to Note 2 — "Summary of Significant Accounting Policies" for further details.

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC
GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Cash flow hedges	Treasury shares	Other reserves	Merger reserve	Total	Total shareholders' (deficit) equity
At November 30, 2021	$ 361	$ 143	$ 4,092	$ (2,049)	$ 11	$ (1,818)	$ 105	$ 1,503	$ (2,249)	$ 2,347
Comprehensive income (loss)										
Net income (loss)	—	—	(2,813)	—	—	—	—	—	—	(2,813)
Changes in foreign currency translation adjustment	—	—	—	(538)	—	—	—	—	(538)	(538)
Net gains on cash flow derivative hedges	—	—	—	—	9	—	—	—	9	9
Net gains on hedges of net investments in foreign operations	—	—	—	64	—	—	—	—	64	64
Remeasurements of post-employment benefit obligations	—	—	(19)	—	—	—	—	—	—	(19)
Total comprehensive income (loss)	—	—	(2,832)	(474)	9	—	—	—	(466)	(3,298)
Issuance of treasury shares for vested share-based awards	—	—	(85)	—	—	85	—	—	85	—
Other, net (a)	—	—	(1)	(3)	3	—	11	—	11	11
At November 30, 2022	361	143	1,175	(2,526)	22	(1,734)	116	1,503	(2,619)	(940)
Comprehensive income (loss)										
Net income (loss)	—	—	248	—	—	—	—	—	—	248
Changes in foreign currency translation adjustment	—	—	—	267	—	—	—	—	267	267
Net (losses) gains on cash flow derivative hedges	—	—	—	—	(1)	—	—	—	(1)	(1)
Remeasurements of post-employment benefit obligations	—	—	(16)	—	—	—	—	—	—	(16)
Total comprehensive income (loss)	—	—	232	267	(1)	—	—	—	267	498
Issuance of ordinary share capital	—	1,000	—	—	—	—	—	—	—	1,000
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—	—	41	—
Other, net (a)	—	—	—	—	—	(1)	11	—	11	11
At November 30, 2023	$ 361	$ 1,143	$ 1,366	$ (2,258)	$ 21	$ (1,694)	$ 128	$ 1,503	$ (2,300)	$ 569

(a) Includes equity settled share-based payments.

The accompanying notes are an integral part of these financial statements. These financial statements only present the Carnival plc consolidated Group IFRS Financial Statements and, accordingly, do not include the consolidated IFRS results of Carnival Corporation.

Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

CARNIVAL PLC

NOTES TO GROUP FINANCIAL STATEMENTS

NOTE 1 — General

Description of Business

Carnival plc and its subsidiaries and associates are referred to collectively in these financial statements as the "Group," "our," "us" and "we." Carnival Corporation and Carnival plc, together with their consolidated subsidiaries, are referred to collectively in these financial statements as "Carnival Corporation & plc."

Carnival Corporation & plc is the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company's shares are publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

The Boards of Directors consider that, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the U.S. generally accepted accounting principles ("U.S. GAAP") DLC Financial Statements because all significant financial and operating decisions affecting the DLC companies are made on a joint basis to optimize the consolidated performance as a single economic entity. Accordingly, the DLC Financial Statements are provided to shareholders as supplementary information, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

NOTE 2 — Significant Accounting Policies

Basis of Preparation

The Carnival plc Group financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on the historical cost basis, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

The financial statements of the Group have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The financial statements have been prepared on a going concern basis. The Board of Directors of the Group have a reasonable expectation that, on the basis of current financial projections, available borrowing facilities and based on our reassessment of principal and emerging risks, we are well positioned to meet our commitments and obligations, and will remain in operational existence for at least the next 12 months from the date of this report.

Basis of Consolidation

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. All significant intra-Group balances and transactions are eliminated in consolidation. These financial statements are required to satisfy reporting requirements of the Companies Act 2006 and do not include the IFRS consolidated results and financial position of Carnival Corporation and its subsidiaries.

2022 Cash Flow Restatement

The Group statement of cash flows for the period ended November 30, 2022 was restated to correct the presentation of:

- Non-cash settled ship sales between the Group and Carnival Corporation. The Group previously presented these non-cash transactions as investing and financing activities within the statement of cash flows.
- Unrealized foreign currency exchange gains as an adjustment to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities.
- Debt issuance costs, which are now presented within operating activities and were previously presented as financing activities.

	November 30, 2022				
(in millions)	**As previously stated**	**Non-cash ship sales**	**Unrealized foreign currency exchange (gain) loss**	**Debt issuance costs**	**Restated**
Operating Activities					
Unrealized foreign currency exchange (gain) loss	$ —	$ —	$ (329)	$ —	$ (329)
Receivables	$ (103)	$ —	$ (2)	$ —	$ (105)
Accounts payable	$ 106	$ —	$ 3	$ —	$ 109
Customer deposits	$ 855	$ —	$ (19)	$ —	$ 836
Debt issuance costs paid	$ —	$ —	$ —	$ (147)	$ (147)
Net cash provided by (used in) operating activities	$ (121)	$ —	$ (347)	$ (147)	$ (615)
Investing Activities					
Proceeds from sales of ships	$ 346	$ (301)	$ —	$ —	$ 45
Net cash provided by (used in) investing activities	$ (2,087)	$ (301)	$ —	$ —	$(2,388)
Financing Activities					
Payments to the Carnival Corporation Group, net	$ (368)	$ 301	$ 342	$ —	$ 274
Debt issuance costs	$ (147)	$ —	$ —	$ 147	$ —
Net cash provided by (used in) financing activities	$ 1,943	$ 301	$ 342	$ 147	$ 2,732
Effect of exchange rate changes on cash and cash equivalents	$ 83	$ —	$ 5	$ —	$ 88

Refer to Note 21 — "Related Party Transactions" for additional details on ship sales to Carnival Corporation group.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements in conformity with IFRS as adopted in the UK requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Climate change

In preparing these financial statements, management has considered the expected impacts of climate change and the steps necessary to achieve Carnival Corporation & plc's sustainability goals. Management has considered the expected impacts of climate change on a number of estimates within the financial statements, including:

- Estimates related to our future liquidity requirements and viability (refer to Item 5. Going Concern Confirmation and Viability Statement of the Strategic Report)
- Estimates of future cash flows used in the valuation of ships (refer to Note 10 — "Property and Equipment")
- Estimates related to the useful life and residual value of ships (refer to Note 10 — "Property and Equipment")

The following specific points were considered:

- Carnival Corporation & plc's ongoing newbuild program, which includes deliveries of larger-more efficient ships over the coming years, some of which may replace existing ships in its fleet, has been and will continue to be a factor in management's expected ability to achieve Carnival Corporation & plc's GHG intensity reduction goals
- Carnival Corporation & plc ongoing investment in energy efficiency projects for its existing fleet with expected future investments consistent with its historical annual level of investment
- The current status of recently enacted and various pending environmental regulations which will materially impact Carnival Corporation & plc's future cash flows beginning in 2025

Refer to XIX. Governmental Regulations on page 16 of the Strategic Report.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant accounting estimates are those with a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. The significant areas of key sources of estimation uncertainty for the year ended 2023 were as follows:

Area (a)	Significant Estimates	Reference (b)
Ship Useful Life and Residual Value	Determination of useful life and residual value	Note 10 — "Property and Equipment"

(a) There were no critical accounting judgements as defined under IAS 1 for 2023.

(b) Further details, together with sensitivities for key sources of estimation uncertainty, where appropriate and practicable, are included within the references in the table.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

We consider cash to be restricted when withdrawal or general use is legally restricted. Restricted cash is classified as current or non-current based on the expected timing of our ability to access or use the amounts. The current portion is included within prepaid expenses and related and the non-current portion is included within other assets.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realisable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3 – 30	0%
Buildings and improvements	10 – 40	0%
Computer hardware and software	2 – 12	0%
Transportation equipment and other	3 – 20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3 – 30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts by capitalising those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life.

The costs of repairs and maintenance, including minor improvement costs and expenses incurred during dry-docks, are charged to expense as incurred and included in other operating expenses. These minor dry-dock expenses primarily represent maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

Given the large size and complexity of our ships, ship accounting estimates require judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at the period end or whenever events or circumstances significantly change.

Occasionally we transfer ships from Carnival plc to Carnival Corporation. The group's accounting policy with regard to such transfers is that they take place at net book value or the fair value, if this is considered to be higher.

We evaluate ship asset impairments either at the individual ship level, when it is considered to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, for example when we have plans to dispose of a ship, or at the cash generating unit ("CGU") (or cruise brand) level, when the cash flows of a given ship are not considered to be largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. The recoverable amount is considered to be the higher of value in use or fair value less costs of disposal.

Where an assessment is performed at the individual ship level, the fair value is typically estimated based either on ship sales price negotiations and/or estimated sales prices from previous ship sales.

Where an assessment is performed at the CGU level, we compare the carrying amount of the net assets allocated to each CGU (inclusive of ships) with its recoverable amount. The estimated recoverable amount is the higher of the cruise brands' fair value less costs of disposal and its value in use. If the recoverable amount is greater than the cruise brand net asset carrying value, then the value of the assets is deemed recoverable. Judgement is required in estimating the recoverable amounts of our CGUs. Assessments are made at a CGU level as individual ships' cash flows are dependent both upon shore-based assets that support the operation of the ships and the itineraries each ship operates, which is determined based upon plans for ships in the CGU and for which we have the ability to change over time.

If estimated discounted future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated recoverable amount.

If, subsequent to impairment, there has been a change in the estimates used to determine our ships' recoverable amount, then the carrying amount of the ship may be increased by the reversal of the impairment. The reversal is limited to the carrying amount that would have been determined had no impairment loss been recognized for the ship in prior years. Determination of future cash flows and fair values of our cruise ships involves estimates and assumptions.

Leases

Substantially all of our leases for which we are the lessee are leases of ships, port facilities and real estate and are included within right-of-use assets, long-term lease liabilities and the current portion of lease liabilities in our Consolidated Balance Sheets.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize right-of-use assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgement in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

Certain of our agreements stipulate potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

We depreciate our right-of-use assets on a straight-line basis over the shorter of the asset's useful life and the lease term. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Contingencies

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgement to determine the appropriate amounts to record in our consolidated financial statements. We accrue a liability and establish a reserve when we believe a loss is probable and the amount of the loss can be reasonably estimated. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets where appropriate. Such accruals and reserves and the estimated timing of settlement are typically based on developments to date, historical claims experience, and actuarially determined estimates of liabilities. Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts different from any provisions or disclosures that we may have made. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. Refer to Note 23 — "Contingencies" for additional information.

Investments in Associates

Investments in Associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets and our proportionate interest in their results is included in income (loss) from investments in associates in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of other comprehensive income ("OCI") until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of OCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or non-current, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

The Carnival plc Group financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. The Group's most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. The Group translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Group's consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Group executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and related revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and related revenues and the related costs are included in onboard and related costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and related revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $75 million and $59 million as of November 30, 2023 and 2022.

Insurance

We maintain insurance under Carnival Corporation & plc's insurance programs to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers' compensation, directors' and officers' liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers for recorded losses at the time the recovery is virtually certain or upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expenses as incurred. Selling expenses totalled $377 million in 2023 and $309 million in 2022. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all, equity settled, share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period.

Post-Employment Benefits

The Group operates both defined benefit and defined contribution plans. The net deficit or surplus for each defined benefit pension plan is calculated based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The calculation is performed by a qualified external actuary using the projected unit credit method. The discount rate is the yield at the balance sheet date on AA credit rated bonds or local equivalents that have maturity dates approximating the terms of the pension plans' obligations.

Actuarial gains and losses that arise in calculating the defined benefit pension plans' obligations are recognized in the period in which they arise directly in the Group's comprehensive income (loss).

The operating and financing costs of defined benefit pension plans are recognized in the Statements of Income (Loss); current service costs are spread systematically over the expected average remaining service lives of employees and financing costs are recognized in the periods within which they arise. To the extent that the benefits vest immediately, the expense is recognized immediately.

Defined contribution plan expenses are recognized in the period to which they relate. We contribute to these plans based on employee contributions, salary levels and length of service. The assets of these plans are held separately from the Group in independently administered funds.

Income Taxes

Deferred income taxes are provided using the balance sheet liability method. Deferred income tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income taxes are measured at the average tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Current income taxes are the taxes payable on the taxable income for the year, applying current rates and any adjustments in respect of previous years.

Dividends

When applicable, dividend distributions are recognized in the period in which the dividends are declared because, under the DLC arrangement, the declaration of a dividend by the Boards of Directors of Carnival Corporation & plc establishes a liability for Carnival plc. If declared, Carnival plc dividends are declared in U.S. dollars and holders of Carnival plc American Depositary Shares receive a dividend payable in U.S. dollars.

Transactions with Carnival Corporation

We present the cash flow item "Payments to the Carnival Corporation group, net" on a net basis as this presentation is most appropriate to reflect the nature of these underlying cash flows between Carnival Corporation and Carnival plc and their respective subsidiaries, being large amounts, with a high volume of transactions, and which are unsecured and repayable on demand (of a short-term nature). These cash flows are currently presented within financing activities based on the liability position of the intercompany balance with Carnival Corporation group.

Accounting Pronouncements

The IASB has issued amendments to the standard, IAS 1, *Presentation of Financial Statements — Classification of Liabilities as Current or Non-current*, providing a more general approach to the classification of liabilities based on the contractual agreements in place at the reporting date. These amendments are required to be adopted by us for the financial year commencing on December 1, 2024 and must be applied retrospectively. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

The IASB issued narrow scope amendments to IFRS 16, *Leases — Lease Liability in a Sale and Leaseback*. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a sale and leaseback transaction in a way that does not result in recognition of a gain or loss that relates to the right of use that it retains, including situations where the lease payments are variable payments that do not depend on an index or rate. On December 1, 2022, we adopted this guidance to measure and recognize right-of-use assets and lease liabilities as a result of qualifying sale and leaseback transactions and the adoption of the standard had no impact on our consolidated financial statements.

The IASB has issued amendments to the standards, IAS 7, *Statement of Cash Flows* and IFRS 7 *Financial Instruments: Disclosures* titled *Supplier Finance Arrangements*. These amendments require that an entity disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity's liabilities and cash flows and the entity's exposure to liquidity risk. These amendments are required to be adopted by us for the financial year commencing on December 1, 2024. We are currently evaluating the impact of these amendments on the disclosures to our consolidated financial statements.

The IASB has issued amendments to the standard, IAS 12, *Income Taxes*. The amendments introduce a mandatory temporary exception from the recognition of deferred taxes arising from implementation of the OECD's (The Organization of Economic Co-operation and Development) Pillar Two Model Rules. The exception applies retrospectively and immediately upon issuance of the amendment. The adoption did not have a material impact on our consolidated financial statements.

NOTE 3 — Segment Information

As previously discussed, within the DLC arrangement, the most appropriate presentation of Carnival plc's results and financial position is by reference to the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements. The operating segments are reported on the same basis as the internally reported information that is provided to the chief operating decision maker ("CODM"), who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of the segments. Carnival Corporation & plc has four reportable segments comprised of (1) North America and Australia cruise operations ("NAA"), (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and Europe reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. The Cruise Support segment includes Carnival Corporation & plc's portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of its cruise brands. The Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

Selected information for the Carnival Corporation & plc segments and the reconciliation to the corresponding Carnival plc amounts as of and for the years ended November 30 was as follows:

(in millions)	Revenues	Operating expenses	Selling and administrative	Depreciation and amortisation	Operating income (loss)	Capital expenditures	Total assets
2023							
NAA	$ 14,588	$ 9,587	$ 1,753	$ 1,495	$ 1,752	$ 1,932	$ 28,547
Europe (a)	6,535	4,398	876	668	593	1,161	16,524
Cruise Support	206	127	294	184	(399)	179	3,667
Tour and Other	265	205	27	23	11	12	382
Carnival Corporation & plc – U.S. GAAP	21,593	14,317	2,950	2,370	1,956	3,284	49,120
Carnival Corporation – U.S. GAAP (b)	(13,612)	(8,667)	(1,939)	(1,674)	(1,332)	(2,075)	(33,348)
Carnival plc – U.S. GAAP vs IFRS differences (c)	—	(142)	(11)	24	129	—	(1,084)
Carnival plc – IFRS	$ 7,982	$ 5,508	$ 1,000	$ 721	$ 753	$ 1,209	$ 14,689
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
Europe (a)	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support	171	120	225	140	(315)	155	8,461
Tour and Other	185	187	27	36	(64)	4	512
Carnival Corporation & plc – U.S. GAAP	12,168	11,757	2,515	2,275	(4,379)	4,940	51,703
Carnival Corporation – U.S. GAAP (b)	(8,228)	(7,249)	(1,646)	(1,492)	2,159	(2,648)	(34,717)
Carnival plc – U.S. GAAP vs IFRS differences (c)	—	699	(12)	(2)	(686)	—	(1,454)
Carnival plc – IFRS	$ 3,941	$ 5,208	$ 857	$ 781	$ (2,905)	$ 2,293	$ 15,532

(a) Beginning in 2023, we renamed the Europe and Asia segment to Europe segment.

(b) Carnival Corporation consists primarily of cruise brands that do not form part of the Group; however, these brands are included in Carnival Corporation & plc and thus represent substantially all of the reconciling items.

(c) The U.S. GAAP vs IFRS accounting differences primarily relate to differences in the carrying value of ships, lease accounting, pension accounting and differences in depreciation expense due to differences in the carrying value of ships.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

(in millions)	Years Ended November 30, 2023	2022
Europe	$ 5,878	$ 3,357
North America	574	311
Australia	933	187
Other	597	86
	$ 7,982	$ 3,941

Substantially all of our long-lived assets consist of our ships and move between geographic areas. Segment information relating to liabilities is not reported to or used by the CODM in order to assess performance and allocate resources to a segment.

NOTE 4 — Other Income and Expense

(in millions)	Years Ended November 30, 2023	2022
Realized and unrealized foreign currency exchange (gain) loss, net	$ (164)	$ 311
Impairment in associates	—	(30)
Loss on exit of investment in associates (a)	(21)	—
Other	(10)	—
Other income (expense), net	$ (195)	$ 280

(a) Refer to Note 12 — "Investments in Associates."

In addition, fees payable to the Group's auditor for the audit of the financial statements in 2023 were $2 million ($2 million in 2022). Non-audit service fees paid to our auditors in 2023 and 2022 relating to audit-related assurance services were not material.

NOTE 5 — Taxation

(in millions)	Years Ended November 30, 2023	2022
Current taxes	$ (34)	$ (20)
Deferred taxes	36	5
Income tax benefit (expense), net	$ 2	$ (15)

Deferred income taxes are principally related to (1) differences between the book and tax methods of calculating depreciation expense in our Holland America Princess Alaska Tours business and other North America operations, (2) income tax benefit from releasing the valuation allowance against certain deferred income taxes for net operating losses at our Spanish port facility, and (3) income tax benefit from differences in the book and tax basis arising from the exit of our investment in Adora Cruises Limited, refer to Note 12 — "Investments in Associates."

The Group had gross deferred tax assets of $345 million at November 30, 2023 ($141 million at November 30, 2022) related to net operating losses and disallowed interest expense, which were not recognized. The majority of these deferred tax assets do not expire.

Total income tax benefit (expense) is reconciled to income taxes calculated at the UK standard tax rate as follows:

(in millions)	Years Ended November 30, 2023	2022
Income (loss) before income taxes	$ 246	$ (2,797)
Notional tax benefit (expense) at UK standard tax rate (23% in 2023 and 19% in 2022)	(57)	532
Effect of Italian and UK tonnage tax	61	(502)
Impact of different tax rates in foreign tax jurisdictions	(8)	2
Adjustments to deferred tax recognition	20	(37)
Other	(14)	(10)
	$ 2	$ (15)

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional 10-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2023 and 2022.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

U.S. Income Tax

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Other

Carnival Corporation & plc believes a global minimum tax could alter its tax obligations in certain countries in which it operates. We do not expect the application of these rules to have a material impact on the Carnival plc Group financial statements. Refer to additional discussion in the Strategic Report XVIII. Taxation: Global Minimum Tax on page 15.

We recognize income tax provisions for uncertain tax positions, based solely on their technical merits, and the most likely outcome to be sustained upon examination by the relevant tax authority. Based on all known facts and circumstances and current tax law, we have accrued appropriate amounts for our uncertain income tax position liabilities and related accrued interest within our consolidated balance sheets. All interest expense related to income tax liabilities is included in income tax expense.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes, fees and other charges are included in commissions, transportation and related costs and other operating expenses.

NOTE 6 — Earnings (Loss) Per Share

	Years Ended November 30,	
(in millions, except per share data)	**2023**	**2022**
Net income (loss) for basic and diluted earnings (loss) per share	$ 248	$ (2,813)
Weighted-average shares outstanding	187	186
Dilutive effect of equity awards	1	—
Diluted weighted-average shares outstanding	187	186
Basic earnings (loss) per share	$ 1.33	$ (15.14)
Diluted earnings (loss) per share	$ 1.32	$ (15.14)

Antidilutive shares excluded from 2022 diluted earnings (loss) per share computations were immaterial.

NOTE 7 — Cash and Cash Equivalents

	November 30,	
(in millions)	**2023**	**2022**
Cash	$ 987	$ 190
Cash equivalents (money market funds and time deposits) (a)	376	61
	$ 1,363	$ 251

(a) Money market funds are carried at their fair value, which approximates its carrying value.

Substantially all material cash balances are held with financial institutions that are investment grade rated.

NOTE 8 — Trade and Other Receivables

	November 30,	
(in millions)	**2023**	**2022**
Trade	$ 224	$ 163
VAT, income taxes and other	79	39
	$ 303	$ 202

The ageing of trade receivables was as follows:

(in millions)	November 30, 2023	November 30, 2022
Current	$ 187	$ 118
1 to 30 days	24	24
31 days and thereafter	27	42
	238	184
Allowance for expected credit losses	(14)	(21)
	$ 224	$ 163

NOTE 9 — Inventories

(in millions)	November 30, 2023	November 30, 2022
Food, beverages and hotel supplies, net	$ 133	$ 93
Fuel	74	76
Other	35	24
	$ 241	$ 193

NOTE 10 — Property and Equipment

(in millions)	Ships and ship improvements	Other property and equipment	Total
Cost			
At November 30, 2021	$ 20,388	$ 1,640	$ 22,028
Exchange movements	(2,021)	(72)	(2,093)
Additions	2,225	53	2,278
Disposals	(734)	(72)	(806)
At November 30, 2022	19,858	1,549	21,407
Exchange movements	1,071	45	1,116
Additions	1,130	77	1,207
Disposals	(4,666)	(61)	(4,727)
At November 30, 2023	17,392	1,611	19,003
Accumulated depreciation			
At November 30, 2021	$ (6,129)	$ (946)	$ (7,075)
Exchange movements	529	43	572
Depreciation	(640)	(101)	(741)
Disposals	398	69	467
(Impairment) / reversal	(1,149)	(12)	(1,161)
At November 30, 2022	(6,991)	(947)	(7,938)
Exchange movements	(376)	(28)	(404)
Depreciation	(536)	(82)	(619)
Disposals	1,356	59	1,415
(Impairment) / reversal	23	—	23
At November 30, 2023	$ (6,525)	$ (999)	$ (7,523)
Net book value			
At November 30, 2022	$ 12,867	$ 602	$ 13,469
At November 30, 2023	$ 10,868	$ 612	$ 11,480

At November 30, 2023, the cost of assets under construction, which are included in the above table, totalled $432 million ($621 million at November 30, 2022).

Capitalized interest amounted to $15 million in 2023 ($18 million in 2022). The interest capitalisation rate is based on the weighted-average interest rates applicable to borrowings within the DLC during each period. During 2023, the average capitalisation rate was 6.2% (4.7% in 2022).

We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. During 2023, as a result of our updated assessment of the pace of its recovery, we determined an impairment trigger had occurred for one of our Europe segment CGUs. Accordingly, we performed an impairment assessment for the ships of this CGU and determined there was no impairment.

During 2023, as a result of our updated expectations relating to one of our Europe segment ships, we recognized an impairment reversal of $23 million. In 2022, we recognized impairment charges of $1.1 billion.

Significant Estimate — Determination of ship useful lives and residual values

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness at period end or whenever events or circumstances significantly change. Since the pause of our guest cruise operations, we have disposed of ships for amounts significantly below their book values. Management has estimated that this trend will normalize in the coming years.

The IMO recently adopted its 2023 Strategy on Reduction of GHG Emissions from Ships that would require international shipping to reduce total GHG emissions on a well-to-wake basis to net zero by or around 2050. In addition, the framework introduces checkpoints in 2030 and 2040 that seek reductions in the total GHG emissions from international shipping by at least 20% and 70%, respectively, compared to 2008. The EU has also proposed several regulations that will likely impact the cost of fossil fuels and has recently adopted the inclusion of maritime shipping in the EU's Emission Trading System. We have established Climate Action Goals, which include a GHG intensity reduction goal of 20% by 2030 from the 2019 baseline and pursuing net zero emissions by 2050. Given a 30-year estimated useful life for our ships, our most recently delivered vessels' lives will extend beyond this 2050 date. Fossil fuels are currently the only viable option for our industry and it is not clear when alternative fuels or other technologies will be commercially viable. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached. We are closely monitoring technology developments and partnering with key organizations on research and development to support our sustainability goals and aspirations. Our fleet's engines are capable of being modified for use with certain alternative fuels and we have completed tests on the use of marine biofuel blends on certain ships in our fleet. In addition, and in support of our Climate Action Goals, we invest in technologies, including the use of LNG powered cruise ships, the installation of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur emissions, the use of shore power, enabling ships to use shoreside electric power where available while in port and various other efficiency related upgrades intended to reduce our emissions. It is uncertain how recently adopted, proposed and possible future regulatory changes related to the environment and climate change and our pursuit of net zero emissions by 2050, may impact our ships' useful lives and residual values and the impact is dependent on future regulatory actions and technological advances. As of November 30, 2023, the Directors concluded that there were no changes in our ship useful lives and residual value estimates.

The Directors considered, if materially different conditions existed, or if there was a material change in the assumption of ship useful lives, then depreciation expense, loss on retirement of ship components and net book value of ships would be materially different.

Our 2023 ship depreciation expense would have increased by approximately:

- $19 million assuming management reduced its estimated 30-year ship useful life estimate by one year at the time it took delivery or acquired each of its ships
- $93 million assuming management had estimated its ships to have no residual value

Ship Sales

During 2023, we completed the sales of three Europe segment ships which collectively represent a passenger-capacity reduction of 5,240 berths.

Refer to Note 21 — "Related Party Transactions" for additional details on ship sales to the Carnival Corporation group.

NOTE 11 — Leases

The balance sheet shows the following amounts:

(in millions)	November 30, 2023	November 30, 2022
Right-of-use assets		
Ships (a)	$ 337	$ —
Port facilities	164	155
Real estate	105	111
Other	17	16
	$ 623	$ 283
Lease liabilities		
Current	$ 134	$ 33
Non-current	518	256
	$ 652	$ 289

(a) During 2023, Carnival plc entered into sale and leaseback transactions for three ships with related parties. Refer to Note 21 — "Related Party Transactions" for additional details.

The Statements of Income (Loss) includes the following amounts:

(in millions)	Year Ended November 30, 2023	Year Ended November 30, 2022
Depreciation charge for right-of-use assets		
Ships	$ 62	$ —
Port facilities	22	21
Real estate	14	15
Other	2	2
	$ 100	$ 38
Interest expense	$ 45	$ 14

Variable and short-term costs related to leases were not material to our consolidated financial statements. The cash outflow for leases was materially consistent with lease expense recognized during 2023 and 2022. Refer to Note 25 — "Supplemental Cash Flow Information" for more details.

During 2023 and 2022, we obtained $424 million and $21 million of right-of-use assets in exchange for new lease liabilities.

Refer to Note 24 — "Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risk" for Maturities of Lease Liabilities.

NOTE 12 — Investments in Associates

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to Carnival Corporation & plc in 2023 and 2022. We recognized an impairment charge in our investment in White Pass in 2022 of $30 million in other income (expense), net. As of November 30, 2023, our investment in White Pass was $53 million, consisting of $21 million in equity and a loan of $32 million. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense). As of November 30, 2022, our investment in Adora Cruises was $70 million. We provided an immaterial amount of services to Adora Cruises during both 2023 and 2022.

In addition, the Group holds other immaterial investments in associates for a total carrying value of $32 million and $24 million as of November 30, 2023 and November 30, 2022 for a total investments in associates balance of $85 million and $144 million as of November 30, 2023 and November 30, 2022.

NOTE 13 — Other Assets

(in millions)	November 30, 2023	November 30, 2022
Credit card reserves	$ —	$ 296
Long-term deposits	108	229
VAT receivables	68	98
Debt issuance costs	35	38
Post-employment benefits	11	19
Other long-term assets and other receivables	103	95
	$ 324	$ 775

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

Debt issuance costs included in the table above are for undrawn facilities.

NOTE 14 — Debt and Interest Expense

(in millions)	Maturity	Rate (a) (b)	November 30, 2023	November 30, 2022
Unsecured Subsidiary Guaranteed				
Loans				
Floating rate	Feb 2023	LIBOR + 4.5%	$ —	$ 290
GBP floating rate	Feb 2025	SONIA + 0.9%	—	419
EUR floating rate (c)	Apr 2024 – Mar 2026	EURIBOR + 2.4 – 4.0%	678	827
Export Credit Facilities				
Floating rate	Dec 2026	LIBOR + 1.5%	—	46
Fixed rate	Dec 2032	2.7%	515	569
EUR floating rate	May 2024 – Nov 2034	EURIBOR + 0.2 – 0.7%	2,221	2,622
EUR fixed rate	Feb 2031 – Dec 2034	1.1 – 3.1%	3,323	2,592
Total Unsecured Subsidiary Guaranteed			6,737	7,365
Unsecured Notes (No Subsidiary Guarantee)				
EUR Notes	Oct 2029	1.0%	659	620
Total Unsecured Notes (No Subsidiary Guarantee)			659	620
Total Debt			7,396	7,985
Less: unamortized debt issuance costs and discounts			(322)	(310)
Plus: debt modification loss			8	15
Total Debt, net of unamortized debt issuance costs, discounts and debt modification loss			7,082	7,690
Less: current portion of long-term debt			(1,040)	(1,329)
Long-Term Debt, net of unamortized debt issuance costs, discounts and debt modification loss			$ 6,043	$ 6,361

(a) The reference rates, together with any applicable credit adjustment spread, for substantially all of our variable debt have 0.0% to 0.75% floors. During 2023, we amended certain of our variable debt instruments to change the reference rate from LIBOR to SOFR. These amendments did not modify the amounts and timing of interest payments, other than for the change in reference rates, and did not have a material impact on our consolidated financial statements.

(b) The above debt tables do not include the impact of our interest rate swaps. The interest rates on some of our debt, including Carnival Corporation & plc's Revolving Facility, fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.

(c) In March 2023, we entered into an amendment of a EUR floating rate loan to extend maturity through April 2024.

As of November 30, 2023, the scheduled maturities of our debt are as follows:

(in millions) **Year**	**Principal Payments**
2024	$ 1,035
2025	791
2026	688
2027	597
2028	597
Thereafter	3,688
Total	$ 7,396

Export Credit Facility Borrowings

During 2023, we borrowed $830 million under export credit facilities due in semi-annual installments through 2035. In addition we paid down $298 million of floating rate unsecured borrowings mostly with 2023 and 2024 maturities.

Revolving Credit Facilities

As of November 30, 2023, Carnival Corporation did not have short-term borrowings. As of November 30, 2022, Carnival Corporation's short-term borrowings consisted of $0.2 billion. Carnival plc had no short-term borrowings under Carnival Corporation & plc's Revolving Facility as of November 30, 2023 and November 30, 2022. Carnival Corporation & plc may continue to borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. As of November 30, 2023 and November 30, 2022, Carnival Corporation and Carnival plc had a total of $3.0 billion and $2.6 billion available for borrowing under the Revolving Facility. The Revolving Facility bears interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation and also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. Carnival Corporation & plc is required to pay a commitment fee on any unutilized portion of the Revolving Facility.

New Revolving Facility

In February 2023, Carnival Holdings (Bermuda) II Limited ("Carnival Holdings II"), a subsidiary of Carnival Corporation, entered into a $2.1 billion multi-currency revolving facility ("New Revolving Facility"). The New Revolving Facility may be utilized beginning on August 6, 2024, and will replace the existing Revolving Facility upon its maturity in August 2024. The termination date of the New Revolving Facility is August 6, 2025, subject to two, mutual one-year extension options. The new facility also contains an accordion feature, allowing for additional commitments not to exceed the aggregate commitments under our Revolving Facility.

In connection with the New Revolving Facility, Carnival plc contributed one unencumbered vessel to Carnival Holdings II. The vessel will continue to be operated under one of the Carnival plc brands. Carnival Holdings II does not guarantee our other outstanding debt.

Collateral Pool

The secured debt of Carnival Corporation & plc is secured on either a first or second-priority basis, depending on the instrument, by certain collateral of Carnival Corporation & plc, which includes vessels and certain assets related to those vessels and material intellectual property. The net book value of Carnival plc's vessels and certain assets related to those vessels which form part of the Carnival Corporation & plc collateral pool is $6.6 billion as of November 30, 2023.

Covenant Compliance

Carnival Corporation & plc's Revolving Facility, New Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the "Interest Coverage Covenant") as follows:
    - For certain unsecured loans and the New Revolving Facility, from the end of each fiscal quarter from August 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from August 31, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
    - For the export credit facilities, from the end of each fiscal quarter from May 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from May 31, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards
- For certain unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit its debt to capital (as defined in the agreements) percentage to a percentage not to exceed 70% for the November 30, 2023 testing date, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
- Maintain minimum liquidity as follows:
    - For the New Revolving Facility, minimum liquidity of $1.5 billion; provided, that if any commitments maturing on June 30, 2025 under the existing first-priority senior secured term loan facility are outstanding on the March 31, 2025 testing date, the minimum liquidity on such testing date cannot be less than the greater of (i) the aggregate outstanding amount of such first-lien term loan facility commitments and (ii) $1.5 billion
    - For other unsecured loans and export credit facilities that contain this covenant, $1.5 billion through November 30, 2026
- Adhere to certain restrictive covenants through August 2025
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2023, Carnival Corporation & plc was in compliance with the applicable covenants under its debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of its outstanding debt and derivative contract payables could become due, and its debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

As of November 30, 2023, Carnival Corporation & plc had $5.4 billion of liquidity including cash and cash equivalents and borrowings available under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency Revolving Facility. Additionally, Carnival Corporation & plc's $2.1 billion New Revolving Facility may be utilized beginning in August 2024, at which date it will replace the Revolving Facility. We believe that we have sufficient liquidity to fund our obligations and expect to remain in compliance with our financial covenants for at least the next twelve months from the issuance of these financial statements.

We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness and obtain relevant financial covenant amendments or waivers, if needed.

Modifications

During 2023 and 2022, we recognized a gain on modification of debt of $8 million and $23 million as part of interest expense, net of capitalized interest in the accompanying Group Statements of Income (Loss). Our interest expense, net of capitalized interest is primarily related to our debt balance.

NOTE 15 — Accrued Liabilities and related

	November 30,	
(in millions)	2023	2022
Compensation and benefits	$ 202	$ 192
Taxes	66	44
Interest	69	32
Port fees	55	50
Other	231	208
	$ 622	$ 526

NOTE 16 — Customer Deposits

We had total customer deposits of $2.4 billion and $1.7 billion as of November 30, 2023 and 2022. During 2023 and 2022, we recognized revenues of $1.5 billion and $0.6 billion related to our customer deposits as of November 30, 2022 and 2021. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 17 — Other Long-Term Liabilities

	November 30,	
(in millions)	2023	2022
Customer deposits	$ 119	$ 79
Income tax uncertainty reserve	74	59
Deferred income taxes	5	13
Post-employment benefits	31	21
Other long-term liabilities	51	29
	$ 280	$ 200

Refer to Note 5 — "Taxation" for additional details on Deferred income taxes.

NOTE 18 — Share Capital and Reserves

(in millions)	Number of Shares	Share Capital
At November 30, 2021	217.4	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2022	217.4	361
Ordinary shares issued and fully paid	—	—
At November 30, 2023	217.4	$ 361

There were 30.6 million shares held as treasury stock at November 30, 2023 (31.2 million shares were held as treasury stock at November 30, 2022).

At November 30, 2023 there were 12.4 million ordinary shares at $1.66 each of Carnival plc (13.3 million at November 30, 2022) authorized for future issuance under its employee benefit plans.

The Group merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

NOTE 19 — Post-Employment Benefits

Employee Benefit Plans

The Group is a contributing employer to three defined benefit pension plans: the P&O Princess Cruises (UK) Pension Scheme ("Company's UK Plan"), the multiemployer Merchant Navy Officers Pension Fund ("MNOPF") and the multiemployer Merchant Navy Ratings Pension Fund ("MNRPF"). The defined benefit plans are formally valued triennially by external qualified actuaries as required by the applicable UK regulations.

The Company's UK Plan's assets are managed on behalf of the trustee by independent fund managers. The Company's UK Plan is closed to new membership and to future benefit accrual and is undergoing its triennial valuation. Based on the most recent valuation of the Company's UK Plan at March 31, 2022, it was determined that this plan was 100% funded. The escrow account previously required due to underfunding, for risk mitigation is now in the process of being released.

The MNOPF is a funded defined benefit multiemployer plan in which British officers employed by companies within the Group have participated and continue to participate. The MNOPF is divided into two sections, the "Old Section" and the "New Section", each of which covers a different group of participants. Both the Old Section and New Section are closed to new membership and to future benefit accrual.

The Old Section covers predecessor employers' officers employed prior to 1978 and is fully funded. In December 2012, the fund's trustee completed a buy-in of the Old Section liabilities with a third-party insurer, whereby the insurer will pay the officers' pension liabilities as they become due. Therefore, we have no further obligation to fund this Section.

The New Section is accounted for as a defined benefit plan. Based on the most recent valuation of the New Section at March 31, 2021, it was determined that this plan was 102% funded.

The MNRPF is also a defined benefit multiemployer pension plan available to certain of P&O Cruises (UK)'s shipboard British personnel. This plan is closed to new membership and to future benefit accrual and based on the most recent valuation at March 31, 2020, it was determined that this plan was 93% funded and the deficits are to be recovered through funding contributions from participating employers. Following a review by the new trustee board at the end of 2021, additional liabilities have been identified due to benefit rectifications that may be required. In addition, a settlement agreement was reached in February 2022 for rectifications in relation to ill health early retirement benefits. The Group's share of the additional liabilities for these items has been estimated at $25 million for which the Group recognized at November 30, 2021. The March 2023 triannual valuation is currently underway, this will include a valuation of the additional liabilities.

The recorded long-term assets (liabilities) on the Balance Sheets for the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF and other post-employment benefit liabilities were as follows:

	November 30,	
(in millions)	**2023**	**2022**
Employee benefit plans' assets (deficits)	$ 3	$ 18
Other post-employment benefits	(23)	(21)
	$ (20)	$ (3)

The employee benefit plans' information provided below relates to the Company's UK Plan, the Group's share of the MNOPF New Section and the MNRPF.

The pension liabilities for accounting purposes were calculated by the Group's qualified external actuary. The principal assumptions used were as follows:

	Company's UK Plan (%)		MNOPF New Section (%)		MNRPF (%)	
	2023	2022	2023	2022	2023	2022
Discount rates	4.3	4.3	4.4	4.4	4.4	4.4
Expected rates of salary increases	2.9	2.9	n/a	n/a	n/a	n/a
Pension increases						
Deferment	2.9	2.9	2.9	2.9	2.9	2.9
Payment	2.8	2.8	3.1	3.1	3.1	3.1
Inflation	3.3	3.3	3.3	3.3	3.3	3.3

Carnival plc Financial Statements

Assumptions regarding future mortality experience are set based on the Self-Administered Pension Schemes tables for the "base" mortality tables. The weighted-average life expectancy in years of a 65-year old pensioner on the balance sheet dates was as follows:

	November 30,	
	2023	2022
Male	21.0	21.4
Female	23.6	23.9

The weighted-average life expectancy in years of a 45-year old future pensioner retiring at age 65 was as follows:

	November 30,	
	2023	2022
Male	22.3	22.7
Female	25.1	25.4

The amounts recognized in the Balance Sheets for these plans were determined as follows:

	November 30,	
(in millions)	2023	2022
Present value of obligations	$ (382)	$ (379)
Fair value of plans' assets	388	412
Net assets (liabilities) before restriction on assets	6	33
Restriction on assets	(3)	(15)
Net assets (liabilities) recognized in Balance Sheets	$ 3	$ 18

The amounts recognized in the Statements of Income (Loss) for these plans were as follows:

	November 30,	
(in millions)	2023	2022
Service cost	$ —	$ —
Interest cost on defined benefit obligation	17	9
Interest income on plans' assets	(18)	(10)
Net interest on defined benefit liability	(2)	(1)
Administrative expenses	2	4
Cost recognized in Statements of Income (Loss)	1	3

We do not expect to make contributions into the Company's UK Plan and the MNOPF Plan during 2024. We are expecting the outcome of the triannual valuation on the MNRPF Plan in Q1 2024.

The weighted average duration of the defined benefit obligation of all employee benefit plans is 12 years. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years for all employee benefit plans are as follows:

(in millions)	
2024	$ 22
2025	$ 23
2026	$ 23
2027	$ 23
2028	$ 24
2029 – 2033	$ 131

Analysis of the movements in the Balance Sheet assets (liabilities) for these plans was as follows:

	November 30,	
(in millions)	**2023**	**2022**
Net assets (liabilities) at December 1,	$ 18	$ 47
Expenses (see above)	(1)	(3)
Amounts recognized in the Group Statements of Comprehensive Income (Loss)	(16)	(22)
Employer contributions	1	2
Exchange movements	1	(5)
Net assets (liabilities) at November 30,	$ 3	$ 18

The cumulative losses recognized in the Group Statements of Changes in Shareholders' Equity at November 30, 2023 for these plans were $22 million ($6 million at November 30, 2022).

Changes in the present value of defined benefit obligations for these plans were as follows:

	November 30,	
(in millions)	**2023**	**2022**
Present value of obligations at December 1,	$ (379)	$ (623)
Past Service Costs	—	—
Interest cost	(17)	(9)
Benefits paid	22	36
Administrative expenses	(2)	(4)
Gain (loss) due to experience	(3)	(15)
Gain (loss) due to changes in financial assumptions	35	173
Gain (loss) due to changes in demographic assumptions	7	(3)
Gain (loss) due to changes in share	(23)	—
Exchange movements	(22)	66
Present value of obligations at November 30,	$ (382)	$ (379)

The defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk, inflation risk and market (investment) risk, including currency risk.

The sensitivity of the plans' liabilities to reasonable changes in certain key assumptions were as follows:

- 0.5% reduction in the discount rate results in an increase of $23 million
- 0.5% increase in inflation rate results in an increase of $11 million
- 1 year increase in life expectancy would result in an increase of $14 million

Changes in the fair value of these plans' assets were as follows:

(in millions)	November 30, 2023	2022
Fair value of plans' assets at December 1,	$ 412	$ 684
Interest income on plans' assets	18	10
Return (loss) on plans' assets greater than discount rate	(69)	(174)
Employer contributions	1	2
Benefits paid	(22)	(36)
Administrative expenses	—	—
Gain (loss) due to a change in share	24	—
Exchange movements	24	(74)
Fair value of plans' assets at November 30,	$ 388	$ 412

The actual gains (losses) on these plans' assets in 2023 were $(51) million ($164 million in 2022).

These plans' assets were comprised as follows:

(in millions, except percentages)	November 30, 2023		2022	
Equities	$ 36	9%	$ 44	11%
Corporate bonds	45	12%	44	11%
Liability matching investments	307	79%	324	79%
	$ 388	100%	$ 412	100%
Restriction on assets (a)	(3)		(15)	
	$ 385		$ 397	

(a) These assets are restricted in line with the trustee agreements of the two multiemployer schemes, with any gain not being a claimable benefit to participating employers.

Our net pension balance represents substantially all of our funded employee benefit plans.

Defined Contribution Plans

The Group has several defined contribution plans available to its employees. During 2023, the Group expensed $14 million ($13 million in 2022) for these plans.

NOTE 20 — Employees and Directors

The average number of our employees, which excludes shipboard employees who are on leave, was as follows:

	Years Ended November 30, 2023	2022
Shore employees	7,531	6,694
Shipboard employees	35,328	29,093
	42,859	35,787

The aggregate payroll and related expenses included in both cruise operating expenses and selling and administrative expenses were as follows:

	Years Ended November 30,	
(in millions)	2023	2022
Salaries, wages and benefits	$ 1,241	$ 1,074
Social security and payroll taxes	73	59
Post-employment benefits	21	20
Share-based compensation	8	17
	$ 1,342	$ 1,170

Carnival Corporation & Carnival plc operate as if they are a single economic enterprise with a single senior executive management team and identical Boards of Directors ("Key Management"). These individuals have the responsibility and authority for controlling, directing and planning Carnival Corporation and Carnival plc's activities. Except for some share-based compensation and some fees for UK-based services, the majority of Key Management's remuneration was borne by other companies within the DLC and is included in the consolidated financial statements of Carnival Corporation & plc. No recharge is made to the Group and given our structure, it is not possible to make an accurate apportionment in respect of the emoluments directly attributable to the Group. Details of the Group's Directors' remuneration and share-based compensation are disclosed in the Carnival plc Directors' Remuneration Report and any relevant transactions are given in the "Related Person Transactions" section. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement" and Note 21 — "Related Party Transactions." The aggregate compensation for our Key Management includes amounts paid by both Carnival Corporation and Carnival plc and was as follows:

	Years Ended November 30,	
(in millions)	2023	2022
Fees	$ 1	$ 1
Non-equity incentive plan compensation	9	9
Salaries and benefits	6	7
Total short-term employment benefits	17	17
Share-based compensation	18	13
	$ 35	$ 30

Equity Plans

We issue our share-based compensation awards, which at November 30, 2023 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (collectively "equity awards") under the Carnival plc stock plan. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plan is administered by a committee of independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 3.4 million shares available for future grant at November 30, 2023. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

The Group granted 1,630,913 equity awards at a weighted-average price of £7.10 in 2023 (699,010 equity awards at a weighted-average price of £13.03 in 2022).

NOTE 21 — Related Party Transactions

Transactions with Carnival Corporation and its Subsidiaries

During 2023, Carnival Corporation purchased one ordinary share of Carnival plc for $1 billion, which is non-voting while it is owned by Carnival Corporation. This is a non-cash transaction where the amount owed from Carnival Corporation was offset against the amount owed by Carnival plc to the Carnival Corporation group. All amounts owed to the Carnival Corporation group are unsecured, repayable on demand and considered short-term in nature.

During 2023, we sold three ships to subsidiaries of Carnival Corporation which were subsequently leased back to Carnival plc and one ship to Carnival Corporation, which represents a passenger-capacity reduction of 18,330 berths, and plan to sell another ship to Carnival Corporation in 2024 both in connection with Carnival Fun Italian Style™. The sales proceeds of $3.4 billion were used to reduce the payable owed by Carnival plc to the Carnival Corporation group (non-cash transaction). During 2022, we sold one ship to Carnival Corporation, which represented a passenger-capacity reduction of 2,260 berth, for $301 million which was a non-cash transaction whereby proceeds were used to reduce the payable owed by Carnival plc to the Carnival Corporation group.

During 2023, the Group had lease-related expenses of $104 million, in respect of the ships leased from Carnival Holdings (Bermuda) Limited and Carnival Holdings (Bermuda) II Limited.

During 2023 and 2022, Holland America Line and Princess Cruises purchased land tours from us totalling $134 million and $83 million. In addition, during 2023 and 2022 we sold pre- and post-cruise vacations, shore excursions and transportation services to the Carnival Corporation group.

During 2023, the Group had ship charter and management agreements with Princess Cruises and Carnival Cruise Line for ships operating in Australia and Asia. The total charter and management expenses, relating to these agreements were $312 million and $88 million in 2023 and 2022 and are included in other operating expenses.

During 2023, the Group continued to provide a guarantee to the Merchant Navy Officers Pension Fund for certain employees who have transferred from Carnival plc to a subsidiary of Carnival Corporation.

Carnival Corporation and its subsidiary, Carnival Investments Limited owned 42.9 million or 19.7% at November 30, 2023 and 40.6 million or 18.7% at November 30, 2022 of Carnival plc's ordinary shares, which are non-voting while they are owned by Carnival Corporation and its subsidiary.

Carnival Corporation & plc has a program that allows it to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program"). Under the Stock Swap Program, Carnival Corporation & plc may elect to offer and sell shares of Carnival Corporation common stock at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market.

Within the DLC arrangement, there are instances where the Group provides services to Carnival Corporation and also where Carnival Corporation provides services to the Group. Additional disclosures of related party transactions are discussed in Note 1 — "General, DLC Arrangement."

NOTE 22 — Commitments

(in millions)	November 30,		
November 30, 2023	**2024**	**2025**	**Total**
Newbuild capital expenditures	$ 668	$ —	$ 668

(in millions)	November 30,		
November 30, 2022	**2023**	**2024**	**Total**
Newbuild capital expenditures	$ 932	$ 561	$ 1,493

NOTE 23 — Contingencies

Provisions

The Group's contingencies include estimated liabilities for crew, guest and other third-party claims. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

The changes in our contingencies were as follows:

(in millions)	Claims Reserves
At November 30, 2022	$ 113
Additional provisions	61
Paid losses	(20)
Reversals	(21)
Exchange movements	5
Changes in the discounted amount	(1)
At November 30, 2023	$ 137

	November 30,	
(in millions)	2023	2022
Provisions		
Current	$ 36	$ 29
Non-current	101	84
	$ 137	$ 113

COVID-19 Actions

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2023 two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. Additionally, on December 6, 2023, the High Court of Australia ruled on appeal that United States and United Kingdom passengers were properly included in the class, regardless of the ticket contract terms applicable to those passengers. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified Carnival Corporation & plc of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. Carnival Corporation & plc is working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our financial statements.

On June 20, 2022, Princess Cruise Lines, Ltd, a subsidiary of Carnival Corporation, notified the Australian Maritime Safety Authorization ("AMSA") and the flag state, Bermuda, regarding approximately six cubic meters of comminuted food waste (liquid biodigester effluent) inadvertently discharged by *Coral Princess* inside the Great Barrier Reef Marine Park. On June 23, 2022, the UK P&I Club N.V. provided a letter of undertaking for approximately $1.9 million (being the estimated maximum combined penalty). On May 31, 2023, we received a summons from the Australia Federal Prosecution Service indicating that formal charges are being pursued against Princess Cruise Lines, Ltd and the Captain of the vessel. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

Refer to Note 2 — "Significant Accounting Policies" for additional information on contingencies and insurance.

NOTE 24 — Fair Value Measurements and Derivative Instruments, Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgement.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgement may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. The fair value of cross guarantees within the DLC arrangement were not significant at November 30, 2023 or 2022, and are not expected to result in any material loss.

Financial Instruments that are not Measured at Fair Value

(in millions)	November 30, 2023 Carrying Value	November 30, 2023 Fair Value	November 30, 2022 Carrying Value	November 30, 2022 Fair Value
Liabilities				
Fixed rate debt (a)	$ 4,497	$ 3,406	$ 3,781	$ 2,020
Floating rate debt (a)	2,899	2,541	4,204	3,087
Total	7,396	5,947	7,985	5,107
Less: unamortized debt issuance costs and discounts	(322)		(310)	
Plus: debt modification loss	8		15	
Total Debt	$ 7,082		$ 7,690	

(a) The debt amounts above do not include the impact of interest rate swaps. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

The Group has euro interest rate swaps whereby we receive EURIBOR-based floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $46 million at November 30, 2023 ($89 million at November 30, 2022) of EURIBOR-based floating rate euro debt to fixed rate euro debt. As of November 30, 2023, these EURIBOR-based interest rate swaps were not designated as cash flow hedges. As of November 30, 2022, one of these swaps was designated as a cash flow hedge. The fair values of these derivatives, as of November 30, 2023 and November 30, 2022 and the associated gains and losses recognized in other comprehensive income (loss) and in net income (loss) were not material. These derivatives are considered Level 2 instruments. There are no credit risk related contingent features in our derivative agreements.

Financial Risks

Carnival Corporation & plc manages its financial risks on a consolidated basis. The Group's activities expose it to a variety of financial risks such as fuel price risks, foreign currency exchange rate risk, interest rate risk, credit risk and liquidity risk.

The annual financial statements should be read in conjunction with the DLC Financial Statements, which are included in the Carnival plc Annual Report, but do not form part of these Carnival plc financial statements.

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We have euro-denominated debt which provides an economic offset for our operations with euro functional currency. In 2022, we partially mitigated the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt as hedges of these investments and recognized $64 million of gains on these net investment hedges in the cumulative translation adjustment section of other comprehensive income (loss). In 2023, we did not have any foreign currency debt designated as net investment hedges.

The exchange rates for each of our major currencies were as follows:

	November 30, 2023	2023 average exchange rate	November 30, 2022	2022 average exchange rate
USD to 1:				
AUD	$ 0.66	$ 0.66	$ 0.66	$ 0.70
CAD	$ 0.74	$ 0.74	$ 0.74	$ 0.77
EUR	$ 1.10	$ 1.08	$ 1.03	$ 1.06
GBP	$ 1.27	$ 1.24	$ 1.20	$ 1.25

If the November 30, 2022 currency exchange rates had been used to translate our November 30, 2023 non-U.S. dollar functional currency operations' assets and liabilities (instead of the November 30, 2023 U.S. dollar exchange rates), our total assets would have been lower by $792 million and our total liabilities would have been lower by $463 million.

In addition, based on a 10% change in the U.S. dollar to Euro, Sterling and the Australian dollar exchange rates at November 30, 2023, which are the functional currencies we translate into our U.S. dollar reporting currency, we estimate our 2023 cumulative translation adjustment would have changed by $401 million.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2023, our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $558 million for a newbuild scheduled to be delivered in 2024.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt. The composition of our debt, after the effect of interest rate swaps, was as follows:

	November 30,	
	2023	2022
Fixed rate	7%	7%
EUR fixed rate	54%	41%
Floating rate	—%	4%
EUR floating rate	39%	42%
GBP floating rate	—%	5%

The interest rate profiles and maturities of financial assets at November 30, 2023 solely relate to cash and cash equivalents of $1.4 billion in the year 2024. The interest rate profiles and maturities of financial assets at November 30, 2022 solely relate to cash and cash equivalents of $251 million in the year 2023.

Refer to Note 14 — "Debt and Interest Expense" for debt interest rate profiles and maturities at November 30, 2023 and November 30, 2022.

We have fixed and floating rate debt and use interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. Based upon a 100 basis point change in the market interest rates,our annual interest expense on floating rate debt, including the effect of our interest rate swaps, will change by approximately $29 million.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimise risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

Capital Management

Carnival Corporation and Carnival plc operate a DLC arrangement. The two companies operate as a single economic enterprise. Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Accordingly, capital is managed at the Carnival Corporation & plc level. Within the DLC arrangement the most appropriate presentation of Carnival plc's results and financial position is considered to be by reference to the DLC Financial Statements.

The net debt to capital percentage of the Carnival plc Group was calculated as follows:

(in millions)	November 30, 2023	November 30, 2022
Total debt	$ 7,082	$ 7,690
Cash and cash equivalents	(1,363)	(251)
Net debt (a)	5,719	7,439
Shareholders' equity (deficit)	569	(940)
Total capital	$ 6,288	$ 6,499
Net debt to capital percentage	91%	114%

(a) In arriving at net debt, total debt has been reduced by the value of cash and cash equivalents.

Liquidity Risks

Typically, Carnival Corporation & plc debt financing agreements allow for either Carnival Corporation or Carnival plc to draw under the facilities, with the non-borrowing entity as guarantor.

Carnival Corporation & plc had $5.4 billion of liquidity and has an additional $3.0 billion of undrawn export credit facilities to fund ship deliveries planned through 2025, of which $0.6 billion is for a Carnival plc planned ship delivery. Carnival Corporation & plc has a substantial debt balance incurred during the pause in guest cruise operations and requires a significant amount of liquidity or cash provided by operating activities to service its debt. Carnival Corporation & plc will continue to pursue various opportunities to repay and refinance future debt maturities to reduce interest expense associated with its existing indebtedness.

The unfunded export credit facilities are subject to the same covenants as disclosed in Note 14 — "Debt and Interest Expense."

The summary of the maturity profiles of the financial liabilities at November 30, 2023 and 2022 were as follows:

(in millions)	2024	2025	2026	2027	2028	There-after	Total
November 30, 2023							
Debt including future interest (a)	$ 1,242	$ 943	$ 805	$ 698	$ 686	$ 3,917	$ 8,291
Trade payables, accrued liabilities and other	1,109	—	—	—	—	—	1,109
Lease liabilities	176	163	120	119	76	142	795
Contingencies and other long-term liabilities	—	91	19	25	30	86	250
At November 30, 2023	$ 2,527	$1,196	$ 943	$ 842	$ 793	$ 4,145	$ 10,445

(in millions)	2023	2024	2025	2026	2027	There-after	Total
November 30, 2022							
Debt including future interest (a)	$ 1,498	$ 1,045	$ 1,205	$ 730	$ 598	$ 3,767	$ 8,843
Trade payables, accrued liabilities and other	997	—	—	—	—	—	997
Lease liabilities	44	43	40	37	33	165	363
Contingencies and other long-term liabilities	—	51	31	15	28	63	188
At November 30, 2022	$ 2,539	$ 1,139	$ 1,276	$ 782	$ 659	$ 3,995	$ 10,390

(a) Refer to Note 14 — "Debt and Interest Expense."

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary. Amounts owed between Carnival Corporation and Carnival plc do not have a stated maturity date, as the two companies operate as a single economic enterprise and are therefore not included in the above table. Substantially all financial liabilities are held at amortized cost. The fair values of our financial liabilities not included in the table above approximate their book values.

NOTE 25 — Supplemental Cash Flow Information

Reconciliation of Liabilities Arising from Financing Activities

(in millions)	November 30, 2022	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2023
Debt (a)	$ 7,985	(1,057) (b)	$ 468	$ —	$ 7,396
Amount owed to the Carnival Corporation group	$ 5,624	$ 1,358	$ 83	$ (4,406) (c)	$ 2,659
Lease Liabilities	$ 289	$ (87)	$ 30	$ 421 (d)	$ 652

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Includes non-cash settlements for ship sales and Carnival Corporation's purchase of one ordinary share of Carnival plc.

(d) Includes additions, terminations and remeasurements of lease liabilities.

(in millions)	November 30, 2021	Financing Cash Flows Receipts/ (Payments)	Exchange Movements	Other Movements	November 30, 2022
Debt (a)	$ 6,122	$ 2,492 (b)	$ (629)	$ —	$ 7,985
Amount owed to the Carnival Corporation group	$ 6,204	$ 274 (c)	$ (553) (c)	$ (301) (c)	$ 5,624
Lease Liabilities	$ 333	$ (33)	$ (28)	$ 18 (d)	$ 289

(a) Refer to Note 14 — "Debt and Interest Expense."

(b) Issuances and repayments of long-term debt.

(c) Refer to Note 2 — "Summary of Significant Accounting Policies" for additional details on 2022 cash flow restatement.

(d) Includes additions, terminations and remeasurements of lease liabilities.

CARNIVAL PLC
PARENT COMPANY BALANCE SHEETS
(in millions)

	Notes	November 30, 2023	November 30, 2022
ASSETS			
Current Assets			
Cash and cash equivalents	2	$ 1,188	$ 68
Trade and other receivables, net	3	81	75
Inventories		103	72
Prepaid expenses and related		165	116
Total current assets		1,538	332
Property and Equipment, Net	4	2,435	4,047
Right-of-Use Assets	5	555	218
Investments in Associates		53	50
Other Assets	6	202	635
Receivables from Subsidiaries		31	116
Loans Owed from Subsidiaries		1,231	2,795
Investments in Subsidiaries	7	7,217	7,013
		$ 13,262	$ 15,206
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Current portion of long-term debt		$ 852	$ 1,238
Current portion of lease liabilities	5	123	21
Accounts payable		197	169
Accrued liabilities and related	8	271	209
Customer deposits	9	1,325	1,012
Amount owed to the Carnival Corporation group		2,695	5,662
Total current liabilities		5,463	8,312
Long-Term Debt		5,767	5,925
Long-Term Lease Liabilities	5	468	208
Contingencies		60	40
Other Long-Term Liabilities	10	128	84
Shareholders' Equity			
Share capital	11	361	361
Share premium		1,143	143
Retained earnings		1,661	1,903
Other reserves		(1,788)	(1,769)
Total shareholders' equity		1,376	637
		$ 13,262	$ 15,206

Net income (loss) for the Carnival plc Parent Company was $(185) million in 2023 and $(2.6) billion in 2022.

The accompanying notes are an integral part of the Carnival plc Parent Company financial statements.

The Carnival plc Parent Company financial statements (registered number 04039524) were authorized for issue by the Boards of Directors on January 26, 2024 and signed on their behalf by

Micky Arison
Chair of the Boards of Directors

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer and Director

CARNIVAL PLC
PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in millions)

	Share capital	Share premium	Retained earnings	Reserves: Translation reserve	Reserves: Cash flow hedges	Reserves: Treasury shares	Reserves: Other reserves	Reserves: Merger reserve	Reserves: Total	Total shareholders' equity
At November 30, 2021	$ 361	$ 143	$ 4,559	$ (261)	$ 11	$ (1,818)	$ 107	$ 36	$ (1,926)	$ 3,136
Comprehensive income (loss)										
Net income (loss)	—	—	(2,552)	—	—	—	—	—	—	(2,552)
Changes in foreign currency translation adjustment	—	—	—	53	—	—	—	—	53	53
Net gains on cash flow derivative hedges	—	—	—	—	9	—	—	—	9	9
Remeasurements of post-employment benefit obligations	—	—	(19)	—	—	—	—	—	—	(19)
Total comprehensive income (loss)	—	—	(2,571)	53	9	—	—	—	62	(2,510)
Issuance of treasury shares for vested share-based awards	—	—	(85)	—	—	85	—	—	85	—
Other, net	—	—	—	(2)	2	—	10	—	10	11
At November 30, 2022	361	143	1,903	(211)	22	(1,734)	117	36	(1,769)	637
Comprehensive income (loss)										
Net income (loss)	—	—	(185)	—	—	—	—	—	—	(185)
Changes in foreign currency translation adjustment	—	—	—	(69)	—	—	—	—	(69)	(69)
Net (losses) on cash flow derivative hedges	—	—	—	—	(1)	—	—	—	(1)	(1)
Remeasurements of post-employment benefit obligations	—	—	(16)	—	—	—	—	—	—	(16)
Total comprehensive income (loss)	—	—	(201)	(69)	(1)	—	—	—	(70)	(271)
Issuance of ordinary share capital	—	1,000	—	—	—	—	—	—	—	1,000
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—	—	41	—
Other, net	—	—	—	—	—	(1)	11	—	10	10
At November 30, 2023	$ 361	$ 1,143	$ 1,661	$ (279)	$ 21	$ (1,694)	$ 128	$ 36	$ (1,788)	$ 1,376

The accompanying notes are an integral part of the Parent Company financial statements.

NOTE 1 — Significant Accounting Policies

Basis of Preparation

Carnival plc was incorporated in England and Wales in 2000 and is domiciled in the UK with its headquarters located at Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST, UK (registration number 04039524). The Parent Company is a public limited company which is listed on the London Stock Exchange. In addition, the Parent Company's shares are traded on the New York Stock Exchange in the form of American Depository Shares (ADSs). The Parent Company financial statements are presented in U.S. dollars unless otherwise noted. They are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities (including derivative instruments) that are stated at fair value.

These financial statements were prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework ("FRS 101"). In preparing these financial statements, the Parent Company applies the recognition, measurement and disclosure requirements of international accounting standards in conformity with the requirements of the Companies Act 2006 ("UK-adopted IFRSs"), but makes amendments where necessary in order to comply with Companies Act 2006 and has set out below where FRS 101 disclosure exemptions have been taken.

Under section 408 of the Companies Act 2006 the Parent Company is exempt from the requirement to present its own profit and loss account. The Parent Company is included in the consolidated Group financial statements of Carnival plc. In accordance with FRS 101, the following exemptions from the requirements of IFRS have been applied in the preparation of these financial statements:

- Cash Flow Statement and related notes
- Certain disclosures regarding leases
- Comparative period reconciliations for share capital, property and equipment and intangible assets
- Disclosures in respect of transactions with wholly owned subsidiaries
- Disclosures in respect of capital management
- The effects of new but not yet effective IFRSs
- Disclosures in respect of the compensation of Key Management Personnel

As the consolidated Group financial statements include the equivalent disclosures, the Parent Company has also taken the exemptions available under FRS 101 in respect of the following disclosures:

- IFRS 2 *Share Based Payments* in respect of group settled share-based payments
- Certain disclosures required by IFRS 13 *Fair Value Measurement*, and the disclosures required by IFRS 7 *Financial Instrument Disclosures*

Unless otherwise stated, the accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Significant Accounting Estimates, Assumptions and Judgements

The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported and disclosed amounts in these financial statements. These judgments, estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Significant Judgements and Estimates

Key judgements, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. There were no critical accounting judgements as defined under IAS 1 for 2023. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements for significant areas of key sources of estimation uncertainty for the year ended 2023.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition that are readily convertible to known amounts of cash, which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

We consider cash to be restricted when withdrawal or general use is legally restricted. Restricted cash is classified as current or non-current based on the expected timing of our ability to access or use the amounts. The current portion is included within prepaid expenses and related and the non-current portion is included within other assets.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Property and Equipment

The Parent Company's Property and Equipment accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Leases

The Parent Company's Lease accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Debt and Debt Issuance Costs

The Parent Company's Debt and debt issuance costs accounting policies are the same as Carnival plc Group's. Refer to Note 2 — "Significant Accounting Policies" in the Carnival plc Group financial statements.

Investments in Subsidiaries

Investments in subsidiaries are stated at cost, less any provision for impairment. Judgement is required in assessing whether the Parent Company's investment carrying values are impaired. We review our long-lived assets for impairment whenever events or circumstances indicate potential impairment. In determining the recoverable amount of investments in subsidiaries, we first consider if the investment balance exceeds the net asset value of the subsidiary and if it does, we determine the recoverable amount by assessing the higher of the fair value less cost to sell of the investment and its value in use. We perform a fair value assessment of the subsidiary using discounted cash flows and applying a terminal growth rate.

Investments in Associates

Investments in Associates are accounted for using the equity method of accounting and are initially recognized at cost. Interest in the net assets of such investments is included in investments in associates in the Consolidated Balance Sheets.

Foreign Currency Translation and Transactions

The Parent Company financial statements are presented in U.S. dollars. The Parent Company is comprised of a number of foreign entities which utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Each foreign entity determines its functional currency by reference to its primary economic environment. The Parent Company translates the assets and liabilities of its foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included in the translation reserve, which is a separate component of other reserves within shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in the Parent Company' financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

The Parent Company executes transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense. The unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and are not expected to be repaid in the foreseeable future are recorded in translation reserves.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and related and subsequently recognize these amounts as commissions, transportation and related at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $52 million and $42 million as of November 30, 2023 and 2022.

NOTE 2 — Cash and Cash Equivalents

	November 30,	
(in millions)	**2023**	**2022**
Cash	$ 860	$ 39
Cash equivalents (money market funds and time deposits)	328	29
	$ 1,188	$ 68

Substantially all material cash balances are held with financial institutions that are investment grade rated. Refer to Note 1 — "General" in the Carnival plc Group financial statements for additional information regarding the cross guarantees within the DLC arrangement.

NOTE 3 — Trade and Other Receivables

	November 30,	
(in millions)	**2023**	**2022**
Trade	$ 58	$ 53
VAT, income taxes and other	24	22
	$ 81	$ 75

NOTE 4 — Property and Equipment

(in millions)	Ships and ship improvements	Other property and equipment	Total
Cost			
At November 30, 2022	$ 6,154	$ 168	$ 6,322
Exchange movements	252	10	262
Additions	1,015	36	1,051
Disposals	(2,884)	(9)	(2,892)
At November 30, 2023	4,537	205	4,743
Accumulated depreciation			
At November 30, 2022	$ (2,174)	$ (101)	$ (2,275)
Exchange movements	(94)	(6)	(100)
Depreciation	(192)	(20)	(211)
Disposals	275	4	279
At November 30, 2023	(2,185)	(123)	(2,308)
Net book value			
At November 30, 2022	$ 3,980	$ 67	$ 4,047
At November 30, 2023	$ 2,353	$ 82	$ 2,435

Refer to Note 10 — "Property and Equipment" in the Carnival plc Group financial statements for ship sales during the year.

NOTE 5 — Leases

The balance sheet shows the following amounts:

	November 30,	
(in millions)	2023	2022
Right-of-use assets		
Ships (a)	$ 337	$ —
Port facilities	147	150
Real estate	61	59
Other	10	9
	$ 555	$ 218
Lease liabilities		
Current	$ 123	$ 21
Non-current	468	208
	$ 591	$ 230

(a) During 2023, Carnival plc entered into sale and leaseback transactions for three ships with related parties. Refer to Note 21 — "Related Party Transactions" in the Carnival plc Group financial statements for additional details.

During 2023 and 2022, we obtained $412 million and $15 million of right-of-use assets in exchange for new lease liabilities.

As of November 30, 2023, maturities of lease liabilities were as follows:

(in millions)		
2024	$	163
2025		151
2026		109
2027		108
2028		69
Thereafter		123
Total lease payments	$	723

As of November 30, 2022, maturities of lease liabilities were as follows:

(in millions)		
2023	$	31
2024		32
2025		32
2026		29
2027		28
Thereafter		140
Total lease payments	$	293

Carnival plc
Financial Statements

NOTE 6 — Other Assets

	November 30,	
(in millions)	2023	2022
Credit card reserves	$ —	$ 296
Long-term deposits	108	229
Debt issuance costs	35	38
Post-employment benefits (a)	11	19
Other long-term assets and other receivables	49	53
	$ 202	$ 635

(a) All assets and obligations of Carnival plc Group pension plans are held by the parent company. As a result, the balances for Group and Parent Company are the same. Refer to Note 19 — "Post-Employment Benefits" in the Carnival plc Group financial statements for additional information on the UK post-employment plans and the principal risks and assumptions applicable.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

NOTE 7 — Investments in Subsidiaries

	November 30,	
(in millions)	2023	2022
At December 1	$ 7,013	$ 7,141
Additions	224	2,061
Impairments	(20)	(2,189)
At November 30	$ 7,217	$ 7,013

At November 30, 2023 and 2022, the Parent Company's principal operating subsidiary was Costa Crociere S.p.A. ("Costa Crociere"), which owns and operates the Costa and AIDA cruise brands. In 2023, the Parent Company made contributions of $0.1 billion ($2.1 billion in 2022) to its subsidiary Costa Crociere. Additionally, during 2023, the Parent Company made contributions totaling $120 million to other subsidiaries.

During 2023, we recorded $20 million of impairment charges in our investments in subsidiaries compared to $2.1 billion of charges recorded during 2022.

The Parent Company's direct and indirect undertakings, whose ownership interest is through ordinary shares, including the UK subsidiaries exempt from the requirement to prepare individual audited accounts or individual accounts at November 30, 2023 were as follows:

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
United Kingdom			
Carnival (UK) Limited (b)	100%	03141044	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
Carnival Port Holdings Limited (b)	100%	11523367	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Carnival Technical Services (UK) Limited (b)	100%	10613960	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Costa Cruise Lines UK Limited (a) (c)	99.9%	02482631	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
P&O Princess American Holdings (b)	100%	01453164	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises International Limited (a)	100%	03902746	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
P&O Princess Cruises Pension Trustee Limited (a)	100%	04069014	3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT
SeaVacations Limited (a)	100%	03681272	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
SeaVacations UK Limited (b) (c)	100%	03633566	Carnival House, 100 Harbour Parade, Southampton, Hampshire, SO15 1ST
Argentina			
Costa Cruceros S.A. (c)	99.9%		Avenida Corrientes, 327, Piso 10º, Buenos Aires
Australia			
A. C. N. 098 290 834 Pty. Ltd.	100%		Level 5, 465 Victoria Avenue Chatswood NSW 2067

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Bermuda			
Fleet Maritime Services (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services Holdings (Bermuda) Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Fleet Maritime Services International Limited	100%		3rd Floor, Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton
Brazil			
Costa Cruzeiros Agencia Maritime e Turismo Ltda. (c)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Ibero Cruzeiros Ltda. (c)	99.9%		Av. Paulista, 460, 9º – 10º andar, Bela Vista, São Paulo, SP 01310.100
Canada			
Westmark Hotels of Canada, Ltd. (c)	100%		2900-550 Burrard Street, Vancouver, British Columbia, V6C0A3
China			
Carnival Corporation Hong Kong Limited	100%		Unit 1207, The Gateway Tower 1, Harbour City, Kowloon, Hong Kong
Costa Cruises Shipping Services (Shanghai) Company Limited (c)	99.9%		Room 276, No 58 Wu Hua Road, Hongkou District, Shanghai
Costa Cruises Travel Agency (Shanghai) Co., Ltd. (c)	99.9%		Room 712, Floor 7, No 712 Siping Road, Hongkou District, Shanghai
Global Shipping Service (Shanghai) Co., Ltd.	100%		Room 3601L, No. 9, Lane 360 Feihong Road, Hongkou District, Shanghai
World Leading Cruise Management (Shanghai) Co., Ltd. (c)	99.5%		Room 1501-36, No. 8, Lane 803, Shuang Cheng Road, Baoshan District, Shanghai
Curacao			
Cruise Ships Catering & Services International N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad, Curaçao
Milestone N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad, Curaçao
Prestige Cruises N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad, Curaçao
Spanish Cruise Services N.V. (c)	99.9%		Kaya Flamboyan 9, Willemstad, Curaçao
Dominican Republic			
Operadora Catalina S.r.L. (c)	99.9%		Muelle Turistico Buena Vista Sur S/n La Romana
Finland			
Carnival Technical Services Finland Limited (c)	100%		Vattuniemenranta 2, 00210 Helsinki, FI-00210

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
France			
Chantier Naval de Marseille SAS (c)	33.3%		Aire de Mourepiane Entrée Porte 4, 13344 Marseille Cedex 15
Marseille Provence Cruise Terminal SAS (c)	50.0%		Mole Léon Gourret Terminal Croisière, 13316 Marseille Cedex 15
French Polynesia			
F.P.M. SAS (c)	100%		C/O Mamao Bureaux, 121 Avenue Georges Clemenceau, BP 43503 Fare Tony, Papeete
Germany			
AIDA Kundencenter GmbH (c)	99.9%		Am Strande 4, 18055 Rostock
AIDAradio GmbH (c)	99.9%		Simon-von-Utrecht-Straße 1, 20359 Hamburg
Carnival Maritime GmbH (c)	99.9%		Großer Grasbrook 9, 20457 Hamburg
Carnival Technical Services GmbH (c)	100%		Am Strande 4, 18055 Rostock
HSE Hamburg School of Entertainment GmbH (c)	99.9%		Simon-von-Utrecht-Straße 1, 20359 Hamburg
India			
Carnival Support Services India Private Limited (c)	100%		Kohinoor City, Tower 2, Floor 5, Kirol Road, Off. LBS. Marg, Kurla West, Mumbai — 400070
Italy			
APVS S.r.L. (c)	12.2%		Via delle Industrie 19/D, 30175 Venezia
Costa Crociere S.p.A.	99.9%		Piazza Piccapietra 48, 16121 Genova
Costamed Ship Services S.r.L. (c)	50.0%		Calata delle Vele, Darsena Nuova, Palacrociere, 17100 Savona
Ecospray Technologies S.r.L. (c)	31.9%		Via Ricotti, 5, 27058, Voghera, Pavia
Finpax S.r.L. (c)	21.5%		Ses San Marco 2568, 30124 Venezia
Italy Cruise Investment S.r.L. (c)	100%		Piazza Piccapietra, 48 , 16121 Genova
Navitrans S.R.L.	100%		Via Alcide de Gaspari 45, 80311 Napoli
Piccapietra Finance S.r.l.	100%		Piazza Piccapietra, 48 , 16121 Genova
Roma Cruise Terminal S.r.L. (c)	33.3%		Via Darsena Romana, 11, 00053 Civitavecchia, Roma
Spezia & Carrara Terminal S.R.L. (c)	33.0%		Largo Michele Fiorillo 19124 La Spezia
Stazioni Maritime S.p.A. (c)	13.3%		Ponte Dei Mille 1, 16123 Genova
Terminal Napoli S.p.A. (c)	22.5%		Stazione Marittima Molo Angioino, 80133 Napoli

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Trieste Adriatic Maritime Initiatives S.r.L. (c)	43.4%		Punto Franco Vecchio Molo IV, 34135, Trieste
Venezia Investimenti S.r.L (c)	25.0%		Via Domenico Fiasella 16/5, 16121, Genova
Venezia Terminal Passeggeri S.p.A. (c)	11.2%		Marittima Fabbricato 248, 30135 Venezia
Welcome Travel Group S.p.A. (c)	50.0%		Via Ernesto Lugaro 15, 10126 Torino
West Sicily Gate S.r.L. (c)	50.0%		Molo Vittorio Veneto — Porto di Palermo
Japan			
Carnival Corporation Ports Group Japan KK (c)	99.9%		Sanno Park Tower 12F, 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
Carnival Japan, Inc.	100%		Daiwa Ginza Bldg., 6F., 6-2-1 Ginza Chuo-Ku, Tokyo 104-0061
Mexico			
Cozumel Cruise Terminal S.A. de C.V.	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
Cruise Terminal Services S.A. de C.V. (c)	100%		Carretera a Chankannab Km 4.5 Interior Puerta Maya Cozumel, Quintana Roo
International Cruise Services, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
International Maritime Recruitment Agency, S.A. de C.V.	100%		c/o RVA Abogados, S.C., Rio Duero 31, Col. Cuauhtemoc, Del. Cuauhtemoc, Mexico City 06500
Monaco			
Prestige Cruises Management S.A.M. (c)	96.0%		Siège de la liquidation: 42 Boulevard d'Italie Monte-Carlo
Netherlands			
Costa International B.V. (c)	99.9%		Telestone 8 — Teleport, Naritaweg 165, 1043 BW, Amsterdam
CSMART Real Estate B.V. (c)	99.9%		Zeeduinweg 9, 1361BG Almere
CSMART Real Estate C.V.	100%		Zeeduinweg 9, 1361BG Almere
Philippines			
Cruise Administration Services, Inc.	100%		26th Floor, The Podium West Tower, 12 ADB Avenue, Ortigas Center, Mandaluyong City 1550, Metro Manila
Portugal			
Grand Cruise Shipping Unipessoal LdA	100%		Rua Dr. Brito Câmara nº20, 1º — 9000-039 Funchal, Madeira
Singapore			
Costa Crociere PTE Ltd. (c)	99.9%		160 Robinson Road #26-04, Singapore 068914

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
South Korea			
Carnival Corporation Korea Ltd.	100%		6F (Mugyo-dong), 21 Mugyo-ro, Jung-gu, Seoul
Spain			
Barcelona Cruise Terminal SLU (c)	99.9%		Vial Moll Adossat, 122 Terminal D&E. Port de Barcelona 08039 Barcelona
Costa Cruises Customer Center SLU (c)	99.9%		Torre Mapfre, Carrer de la Marina, 16-18, Barcelona
Holding Division Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Iberocruceros SLU (c)	100%		Calle Pedro Teixeira, 8 Planta 5 28020 Madrid
Santa Cruz Terminal, S.L (c)	99.9%		Muelle de Ribera de la Dársena de Anaga del Puerto de Santa Cruz de Tenerife — 38001 Santa Cruz de Tenerife
Switzerland			
Air-Sea Holiday GmbH (c)	99.9%		Dornacherplatz 7, 4500 Solothurn
Costa Kreuzfahrten GmbH (c)	99.9%		Stampfenbachstrasse 61, 8006 Zurich
Turkey			
Costa Cruises Turkey Turizm Gelisim A.S. (c)	90.0%		Bestepe Mah, Mertebe Sok., Caycay Apt. No 13/3, Yenimahalle / Ankara
United Arab Emirates			
Shamal Venture Cruise Terminal LLC (c)	49.0%		303 Emaar Square Building Bur Dubai Burj Khalifa, Dubai
United States			
1972 Productions, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
A.J. Juneau Dock, LLC (c)	50.0%		1429 Tongass Avenue, Ketchikan, Alaska 99901
Alaska Hotel Properties LLC (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
CC U.S. Ventures, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Costa Cruise Lines Inc. (c)	99.9%		880 SW 145th Ave, Suite 102, Pembroke Pines, Florida 33027
Gibs, Inc. (c)	100%		160 Greentree Drive, Suite 101, Dover, Delaware 19904
Global Experience Innovators, Inc. (c)	100%		3655 N.W. 87th Avenue, Miami, Florida 33178
Global Fine Arts, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Holland America Line Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119

Companies (Countries of Incorporation)	Ownership Interest	UK Companies House Registration Number	Address of Companies' Registered Office
Holland America Line — USA Inc. (c)	100%		450 Third Avenue West, Seattle, Washington 98119
Ketchikan Dock Company, LLC (c)	30.0%		55 Schoenbar Ct, Suite 201, Ketchikan, Alaska 99901
Klondike Holdings, LLC	45.0%		251 Little Falls Drive, Wilmington, Delaware 19808
Odds On Gaming Corporation (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
P&O Properties (California), Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Princess Cruises and Tours, Inc. (c)	100%		1201 North Market Street, 18th Floor, Wilmington, Delaware 19081
Princess U.S. Holdings, Inc. (c)	100%		24305 Town Center Drive, Santa Clarita, California 91355
Royal Hyway Tours, Inc. (c)	100%		C/O CT Corporation System, 9630 Glacier Highway, Suite 202, Juneau, Alaska 99801
Skagway Port & Rail, Inc. (c)	45.0%		601 Union Street #3920, Seattle, Washington 98101
Tour Alaska, LLC (c)	100%		Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801
Westmark Hotels, Inc. (c)	100%		C/O CT Corporation System, 9630 Glacier Highway, Suite 202, Juneau, Alaska 99801
Vanuatu			
Carnival Vanuatu Limited	100%		Law Partners House, Kumul Highway, Port Vila, Vanuatu

(a) Exempt from preparing individual accounts by virtue of Section 394A of the Companies Act 2006 and from filing individual accounts by virtue of Section 448A of the Companies Act 2006.

(b) Exempt from audit of individual accounts by virtue of Section 479A of the Companies Act 2006.

(c) Not directly owned by Carnival plc.

In order to obtain the above exemptions, the Parent Company will guarantee the outstanding liabilities to which each of the above companies is subject at November 30, 2023.

NOTE 8 — Accrued Liabilities and related

	November 30,	
(in millions)	2023	2022
Compensation and benefits	$ 41	$ 50
Interest	64	29
Port fees	22	20
Other	145	109
	$ 271	$ 209

NOTE 9 — Customer Deposits

We had total customer deposits of $1.4 billion as of November 30, 2023 and $1.1 billion as of November 30, 2022. During 2023 and 2022, we recognized revenues of $0.9 billion and $0.3 billion related to our customer deposits as of November 30, 2022 and 2021. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

NOTE 10 — Other Long-Term Liabilities

	November 30,	
(in millions)	**2023**	**2022**
Customer deposits	$ 88	$ 65
Post-employment benefits	14	6
Other long-term liabilities	26	14
	$ 128	$ 84

NOTE 11 — Share Capital and Reserves

(in millions)	**Number of Shares**	**Share Capital**
At November 30, 2022	217.4	$ 361
Ordinary shares issued and fully paid	—	—
At November 30, 2023	217.4	$ 361

There were 30.6 million shares held as treasury stock at November 30, 2023 (31.2 million shares were held as treasury stock at November 30, 2022).

At November 30, 2023 there were 12.4 million ordinary shares at $1.66 each of Carnival plc (13.3 million at November 30, 2022) authorized for future issuance under its employee benefit plans.

The Parent Company has two allotted and issued subscriber shares of £1 each, that carry no voting rights and no right to receive any dividend or any amount paid on return of capital. The Parent Company has one special voting share of £1 issued to Carnival Corporation in connection with the DLC transaction to enable Carnival Corporation's shareholders to vote as a group on Parent Company shareholder matters. The Parent Company has one Equalization Share of £1 that carries no voting rights. At November 30, 2023, the Parent Company had 50,000 allotted and issued redeemable preference shares of £1 each held by Carnival Corporation (50,000 allotted but unissued redeemable preference shares at November 30, 2022). The preference shares, which carry no voting rights, rank behind other classes of shares in relation to the payment of capital on certain types of distributions from the Parent Company.

The Parent merger reserve arose from the difference between the book value and the fair value of certain businesses sold to Carnival Corporation during 2004 as part of the DLC corporate restructuring, which was accounted for as a group reconstruction.

Report on the audit of the financial statements

Opinion

In our opinion:

- Carnival plc's Group financial statements and Parent Company (the "Company") financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Company's affairs as at 30 November 2023 and of the Group's profit and the Group's cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report (the "Annual Report"), which comprise: the Group and Parent Company Balance Sheets as at 30 November 2023; the Group Statements of Income (Loss) and Group Statements of Comprehensive Income (Loss), the Group Statements of Cash Flows, and the Group and Parent Company Statements of Changes in Shareholders' Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Our opinion is consistent with our reporting to the Audit Committee.

The Carnival Corporation & plc consolidated financial statements for 2023, prepared under U.S. Generally Accepted Accounting Principles (referred to as either the "Carnival Corporation & plc U.S. GAAP consolidated financial statements" or the "DLC Financial Statements"), which are included as pages 136 to 180 of the Carnival plc Annual Report, as other information, do not form part of the Carnival plc IFRS Financial Statements. Accordingly, they are not within the scope of this opinion.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in the Corporate Governance Report, we have provided no non-audit services to the Company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

- There are eleven components in the Carnival plc consolidation.
- Three consolidation components were subject to an audit of their complete financial information due to their size, namely AIDA, Costa and Carnival UK.
- Specific audit procedures were performed by the Group team on certain balances and transactions in respect of four other components.
- Certain specific audit procedures were also performed at the Group's head office in Miami, Florida by the PwC US Carnival Corporation & plc audit engagement team across balances and transactions in a number of the consolidation components and over certain disclosures in the Annual Report.
- For all the component auditors for financially significant components and the members of the PwC US Carnival Corporation & plc team, we engaged in regular telephone and video calls. In addition, we conducted site visits to both the AIDA and Costa components, in conjunction with senior members of the PwC US Carnival Corporation & plc audit engagement team, and in person meetings with the Carnival UK component.

Key audit matters

- Impairment review of the carrying value of ships (Group and Company)
- Risks of fraud in relation to revenue recognition (Group)

Materiality

- Overall Group materiality: US$70 million (2022: US$70 million) based on approximately 0.88% of total revenues.
- Overall Company materiality: US$65 million (2022: US$65 million) based on 1% of total assets. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65 million on the basis that the Company should not have a higher materiality than the overall Group.
- Performance materiality: US$52.5 million (2022: US$52.5 million) (Group) and US$48.7 million (2022: US$49 million) (Company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Risks of fraud in relation to revenue recognition is a new key audit matter this year as the Group has returned to a more normal level of revenue following the pandemic, during which the incentive of management to overstate revenue was reduced as cruise operations were limited. Similarly the Impact of COVID-19 pandemic (Group and Company), which was a key audit matter last year, is no longer included because of the significantly reduced impact on the Group's and Company's operations and hence additional certainty one can have understanding prospects for 2024 and beyond. Otherwise, the key audit matters below are consistent with last year.

<table>
<tr><th>Key audit matter</th><th>How our audit addressed the key audit matter</th></tr>
<tr><td>Impairment review of the carrying value of ships (Group and Company)

(see note 2 to the financial statements for the disclosures of the related accounting policies and note 10 and note 4 in the Parent Company financial statements.)

The Group and Company hold significant amounts of property and equipment in the form of cruise ships, as detailed in note 10 to the financial statements and note 4 in the Parent Company financial statements. There is a risk the carrying value of these ships is overstated and should be impaired. Management performed a trigger assessment of the carrying values and it was determined a detailed impairment assessment was necessary for one of the CGUs in the Europe Segment.

The ship market participant valuation models, constructed at a CGU level, are dependent on a number of assumptions including net yields, fuel prices and cost of carbon, future new ships, and period of assessment.

The assessment concluded no impairment was considered necessary.</td><td>We assessed the design and implementation of related financial controls to the ship's valuation model.

As part of our work, we ensured they are mathematically accurate. We assessed management's ability to forecast by reviewing against historical accuracy.

We considered, and when needed challenged, each core assumption in order to assess those most significant to the conclusion reached. This included:
• forecast ship revenues and costs, by comparing them against expectations, historical results, as well as current revenue booking and cost trends;
• the discount rates applied by engaging our valuation experts to help assess their appropriateness;
• the long-term growth rates in the forecasts, by engaging our valuation experts to help assess the reasonableness of such assumptions; and
• the impact climate change is anticipated to have on future cash flows in respect of carbon prices and to assess the appropriateness of how management had considered these in the construction of the impairment assessments. This included considering the appropriateness of the value and timing of climate change related regulatory costs

We considered the reasonableness of the remaining assumptions, including challenging the period of time the assessment was based on and tying back to pre COVID-19 trends.

We have conducted a range of sensitivity analyses to ascertain what would lead to a materially different outcome and to challenge management regarding their assumptions.

We held a meeting with the component management team to corroborate that the assumptions made by Group management align with their views of their respective CGU.

We assessed the requirement for any disclosures to be included in the financial statements in relation to ship impairment, including with regard to the key accounting estimates relevant to the assessments made. We conclude with management that this is not required.

We considered whether any reversals of impairments previously recorded at a CGU level should be recognised and concurred with management's conclusion that there should not be. We agree with the reversal explained in note 10 to the financial statements associated with a specific ship.

We are satisfied that no impairments should be recorded in the year and associated disclosures are appropriate.</td></tr>
</table>

Risks of fraud in relation to revenue recognition (Group)	
(see note 2 to the financial statements for the disclosures of the related accounting policies) There is an inherent incentive to manipulate income through the fraudulent posting of journals to revenue during the year to meet financial targets and demonstrate growth. There is a focus on the timing of revenue recognition in the final parts of the year to ensure that revenue is recorded in the correct period particularly for cruises that straddle the year end, and to ensure the appropriateness of accounting for deposits that have been received in advance of the cruise departure, which are not recognised as revenue until the voyage has taken place. This significant period end adjustment carries the risk of being manipulated. The audit risk identified incorporates both of the above aspects. We determined that these impact the occurrence and cut-off of revenue.	We assessed the design and implementation of the ticket and onboard revenue processes and related financial controls. We tested the operating effectiveness of the internal controls over the recording of revenue against a specific voyage in the period. Where appropriate, we evaluated the integrity of the relevant computer systems, such as through performing user access and programme change control testing. We reperformed the Group's cut off straddle adjustment for voyages where the duration spanned the year end by comparing the Directors' estimate to data such as voyage departure dates, duration and voyage revenue and cost records. During the year, we performed a ship visit to undertake walkthroughs of some of the onboard revenue processes to gain an understanding of those processes, such as shop revenue, bar revenue, cash counts, casino revenue and shore excursion revenue, as well as passenger credit limits and onboard account set-up. The focus is mainly on obtaining/updating our understanding of procedures performed onboard. At year end, we tested the revenue received in advance of cruises taking place with reference to cruise voyage schedules and a sample of bookings to determine the appropriateness of related customer deposits, which have been deferred. We also tested journal entries posted to revenue accounts to identify any unusual or irregular items, and the reconciliations between the revenue systems used by the Group and their financial ledgers. In our testing we did not identify any material misstatements.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Company, the accounting processes and controls, and the industry in which they operate.

Carnival plc has eleven consolidation components. Three consolidation components, AIDA, Costa and Carnival UK (Cunard and P&O Cruises (UK)), which are considered financially significant and together contribute over 82% of total revenues to the Group results, were subject to an audit of their complete financial information, due to their size, by local component teams. We met with local management, and we performed file reviews of the component teams' work via telephone and video calls for AIDA, Costa components, and in person meetings with the Carnival UK component.

In addition, specific audit procedures over the following financial statement line items: onboard and other revenue, onboard and other costs and property plant and equipment in HAP Alaska as well as customer deposits in Princess Charters were performed by the Group engagement team.

We also used a US team, who are primarily responsible for the audit of Carnival Corporation & plc, to perform certain specified procedures across balances and transactions in a number of the consolidation components and over certain disclosures in the Annual Report from the Group's head office in Miami, Florida. Such procedures performed included contributing to our assessment of the going concern basis of preparation, intercompany balances and transactions, cash and debt balances, and equity and foreign exchange reserves. We met with the US team and Group management via regular telephone and video calls.

These, together with additional procedures performed at the Group level, including auditing the consolidation and financial statement disclosures, gave us the evidence we needed for our opinion on the financial statements as a whole.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the process management adopted to assess the extent of the potential impact of climate risk on the Group's and Company's financial statements and to support the disclosures made within note 2 to the financial statements. In addition to enquiries with management, we also read additional reporting made by the entity on climate, including its sustainability report, and its Carbon Disclosure Project public submission.

We challenged the completeness of management's climate risk assessment by assessing the consistency of management's climate impact assessment, including whether the time horizons management have used take account of relevant aspects of climate change such as transition risks. In addition, we read the communications for details of climate related impacts.

Management has stated aspirations of achieving net zero carbon emissions by 2050 and continues to work on how to achieve this. The IMO has also published a revised greenhouse gas reduction strategy for global shipping in 2023 with the same net zero target date and intermediate targets between now and then. Given the stage of development of the Group's work toward finalising a transition plan, and the medium to long term horizon it will play out in, the future financial impacts are uncertain. The estimated financial impacts of climate change will be reassessed prospectively and our expectation is that climate change disclosures will evolve as the understanding of the actual and potential impacts on the Group's future operations are established with greater certainty.

In planning and executing our audit, we considered the Group's climate change risk assessment process and this, together with involvement of our own sustainability specialists, provided us with an understanding of the potential impact of climate change on the financial statements. We assessed that the key financial statement line items and estimates which are more likely to be materially impacted by climate risks are those associated with future cash flows, given the more notable impacts of climate change on the business are expected to arise in the medium to long term. These include the carrying value of ships, as well as specific consideration of the impact of climate change on likely ship ownership periods, residual value estimates for ships, and the related impact on annual depreciation charges. Our key audit matter entitled 'Impairment review of the carrying value of ships' further explains how we evaluated the impact of climate change. We also considered the impact of climate change on the Group's ability to continue as a going concern and its future viability and have read the disclosures made within the 'Going Concern Confirmation and Viability Statement' section of the Strategic Report that describe the Board's considerations of this matter.

We also considered the consistency of the disclosures in relation to climate change (including the disclosures in the Task Force on Climate-related Financial Disclosures (TCFD) section) within the Annual Report with the financial statements and our knowledge obtained from our audit.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	**Financial statements – Company**
Overall materiality	US$70 million (2022: US$70 million).	US$65 million (2022: US$65 million).
How we determined it	Approximately 0.88% of total revenues.	1% total assets. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65 million on the basis that the Company should not have a higher materiality than the overall Group.
Rationale for benchmark applied	We believe revenue to be an appropriate benchmark in a year where (in particular during the early part of the year) profitability continued to be impacted by the effects of the Group returning to full operation post COVID-19.	We believe that total assets is an appropriate benchmark for the Company as this entity is principally an investment and financing holding Company with some operational activity. For the purposes of the audit of the Group financial statements, we determined a component materiality for the Company of US$65 million on the basis that the Company should not have a higher materiality than the overall Group.

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was between $30 million and $65 million.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2022: 75%) of overall materiality, amounting to US$52.5 million (2022: US$52.5 million) for the Group financial statements and US$48.7 million (2022: US$49million) for the Company financial statements.

In determining the performance materiality, we considered a number of factors — the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls — and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $7 million (Group audit) (2022: $7 million) and $7 million (Company audit) (2022: $7 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the Directors' assessment of the Group's and the Company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining the Directors assessment of Carnival Corporation & plc debt facilities, that contain certain covenants. If an event of default under any debt agreement occurs, then, pursuant to cross-default and/ or cross-acceleration clauses, substantially all the outstanding debt could become due, and the debt could be terminated. Management has taken actions to manage its debt by refinancing future debt maturities to reduce interest expense, extending maturity dates associated with existing indebtedness, and obtaining relevant financial covenant amendments or waivers. In relation to their assessment we have agreed the covenants attached to each facility to relevant debt agreements and any associated amendments secured, and confirmed the Group's and Company's forecast compliance at the measurement dates included in the going concern assessment period;
- Assessing management's base case and severe but plausible downside scenario models supporting the Board's going concern assessment, evaluating the process by which the assessments have been drawn up, ensuring that the calculations in the models were mathematically accurate and that the overall methodology used was appropriate;
- Evaluating management's base case by ensuring that the forecasts being used were aligned with the Board's most recent forecasts. In evaluating the inputs used in the base case scenario, we considered the key assumptions including, occupancy levels and forecast ticket prices, expected continued prepayment of debt, fuel prices and inflation;
- We considered the likelihood of the severe but plausible downside scenario modelled and whether other scenarios including a reduced level of occupancy could arise and the associated impact on liquidity and covenant headroom. We considered management's ability to forecast by assessing both historical performance, current levels of forward bookings and the impact of the global economic outlook on pricing;
- Evaluating the committed financing facilities currently available to the Carnival Corporation & plc Group and ensuring that the models appropriately included all contractual debt repayments and committed capital expenditures;
- Agreeing the cash on hand and available facilities included in the going concern assessment to our year end audit work; and
- Reading the Directors' basis of preparation note in note 1 and the disclosures provided in the Viability Statement and Going concern Statement and evaluating whether they appropriately describe the Board's consideration of this matter.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the Directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Company's ability to continue as a going concern.

In relation to the Directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the Directors' statement in the financial statements about whether the Directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the Directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The Directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 30 November 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement

The Listing Rules require us to review the Directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The Directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The Directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The Directors' explanation as to their assessment of the Group's and Company's prospects, the period this assessment covers and why the period is appropriate; and
- The Directors' statement as to whether they have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the Directors' statement regarding the longer-term viability of the Group and Company was substantially less in scope than an audit and only consisted of making inquiries and considering the Directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The Directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the Directors' statement relating to the Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the Directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities, the Directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing the Group's and the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the requirement of the Group to comply with the complexities of listing and employment law, as well as a series of environmental regulations and unethical and prohibited business practices, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the UK Companies Act 2006 and International and UK tax regulations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries to increase revenue or reduce expenditure, and management bias in accounting estimates. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

- Review of the financial statement disclosures to underlying supporting documentation;
- Discussions with management at multiple levels across the business and the Group's internal legal counsel throughout the year, as well as at year end. These discussions included consideration of known or suspected instances of non-compliance with laws and regulations and fraud;
- Making enquiries of external counsel in order to understand the nature of existing legal cases;
- Review of significant component auditors' work and review of internal audit reports in so far as they related to the financial statements;
- Substantive testing of significant accounting estimates, particularly in relation to the impairment assessments of ships and the going concern assessments (see related key audit matters above); and
- Identifying and testing journal entries, in particular any journal entries posted to revenue and expenditure accounts with unusual account combinations, to identify any unusual or irregular items.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of Directors' remuneration specified by law are not made; or
- the Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit Committee, we were appointed by the members on 23 June 2003 to audit the financial statements for the year ended 30 November 2003 and subsequent financial periods. The period of total uninterrupted engagement is 21 years, covering the years ended 30 November 2003 to 30 November 2023.

Other matter

As required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ('ESEF RTS'). This auditors' report provides no assurance over whether the annual financial report has been prepared using the single electronic format specified in the ESEF RTS.

Nicholas Smith (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
Southampton
26 January 2024

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in millions, except per share data)

	Years Ended November 30,		
	2023	2022	2021
Revenues			
Passenger ticket	$ 14,067	$ 7,022	$ 1,000
Onboard and other	7,526	5,147	908
	21,593	12,168	1,908
Operating Expenses			
Commissions, transportation and other	2,761	1,630	269
Onboard and other	2,375	1,528	272
Payroll and related	2,373	2,181	1,309
Fuel	2,047	2,157	680
Food	1,335	863	187
Ship and other impairments	—	440	591
Other operating	3,426	2,958	1,346
Cruise and tour operating expenses	14,317	11,757	4,655
Selling and administrative	2,950	2,515	1,885
Depreciation and amortization	2,370	2,275	2,233
Goodwill impairments	—	—	226
	19,637	16,547	8,997
Operating Income (Loss)	1,956	(4,379)	(7,089)
Nonoperating Income (Expense)			
Interest income	233	74	12
Interest expense, net of capitalized interest	(2,066)	(1,609)	(1,601)
Debt extinguishment and modification costs	(111)	(1)	(670)
Other income (expense), net	(75)	(165)	(173)
	(2,018)	(1,701)	(2,433)
Income (Loss) Before Income Taxes	(62)	(6,080)	(9,522)
Income Tax Benefit (Expense), Net	(13)	(14)	21
Net Income (Loss)	$ (74)	$ (6,093)	$ (9,501)
Earnings Per Share			
Basic	$ (0.06)	$ (5.16)	$ (8.46)
Diluted	$ (0.06)	$ (5.16)	$ (8.46)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended November 30,		
	2023	**2022**	**2021**
Net Income (Loss)	$ (74)	$ (6,093)	$ (9,501)
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	52	(503)	(118)
Other	(8)	22	53
Other Comprehensive Income (Loss)	44	(481)	(65)
Total Comprehensive Income (Loss)	$ (30)	$ (6,574)	$ (9,567)

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30, 2023	November 30, 2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,415	$ 4,029
Restricted cash	11	1,988
Trade and other receivables, net	556	395
Inventories	528	428
Prepaid expenses and other	1,757	652
Total current assets	5,266	7,492
Property and Equipment, Net	40,116	38,687
Operating Lease Right-of-Use Assets, Net	1,265	1,274
Goodwill	579	579
Other Intangibles	1,169	1,156
Other Assets	725	2,515
	$ 49,120	$ 51,703
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ —	$ 200
Current portion of long-term debt	2,089	2,393
Current portion of operating lease liabilities	149	146
Accounts payable	1,168	1,050
Accrued liabilities and other	2,003	1,942
Customer deposits	6,072	4,874
Total current liabilities	11,481	10,605
Long-Term Debt	28,483	31,953
Long-Term Operating Lease Liabilities	1,170	1,189
Other Long-Term Liabilities	1,105	891
Contingencies and Commitments		
Shareholders' Equity		
Carnival Corporation common stock, $0.01 par value; 1,960 shares authorized; 1,250 shares at 2023 and 1,244 shares at 2022 issued	12	12
Carnival plc ordinary shares, $1.66 par value; 217 shares at 2023 and 2022 issued	361	361
Additional paid-in capital	16,712	16,872
Retained earnings	185	269
Accumulated other comprehensive income (loss) ("AOCI")	(1,939)	(1,982)
Treasury stock, 130 shares at 2023 and 2022 of Carnival Corporation and 73 shares at 2023 and 72 shares at 2022 of Carnival plc, at cost	(8,449)	(8,468)
Total shareholders' equity	6,882	7,065
	$ 49,120	$ 51,703

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net income (loss)	$ (74)	$ (6,093)	$ (9,501)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	2,370	2,275	2,233
Impairments	21	470	834
(Gain) loss on debt extinguishment	98	1	668
(Income) loss from equity-method investments	13	38	129
Share-based compensation	53	101	121
Amortization of discounts and debt issue costs	161	171	172
Noncash lease expense	145	148	140
(Gain) loss on sales of ships	(88)	(7)	(11)
Other	56	65	149
	2,756	(2,832)	(5,067)
Changes in operating assets and liabilities			
Receivables	(180)	(171)	(7)
Inventories	(85)	(95)	(63)
Prepaid expenses and other assets	397	(874)	(1,070)
Accounts payable	77	283	206
Accrued liabilities and other	147	341	601
Customer deposits	1,169	1,679	1,291
Net cash provided by (used in) operating activities	4,281	(1,670)	(4,109)
INVESTING ACTIVITIES			
Purchases of property and equipment	(3,284)	(4,940)	(3,607)
Proceeds from sales of ships and other property and equipment	340	70	351
Purchase of minority interest	—	(1)	(90)
Purchase of short-term investments	—	(315)	(2,873)
Proceeds from maturity of short-term investments	—	515	2,673
Other	134	(96)	3
Net cash provided by (used in) investing activities	(2,810)	(4,767)	(3,543)
FINANCING ACTIVITIES			
Repayments of short-term borrowings	(200)	(2,590)	(293)
Principal repayments of long-term debt	(7,660)	(2,075)	(5,956)
Debt issuance costs	(131)	(153)	(319)
Debt extinguishment costs	(79)	(1)	(545)
Proceeds from issuance of long-term debt	2,961	7,209	13,042
Proceeds from issuance of common stock	5	1,180	1,009
Proceeds from issuance of common stock under the Stock Swap Program	22	95	206
Purchase of treasury stock under the Stock Swap Program	(20)	(87)	(188)
Other	13	(1)	(7)
Net cash provided by (used in) financing activities	(5,089)	3,577	6,949
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(79)	(13)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,601)	(2,940)	(715)
Cash, cash equivalents and restricted cash at beginning of year	6,037	8,976	9,692
Cash, cash equivalents and restricted cash at end of year	$ 2,436	$ 6,037	$ 8,976

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	AOCI	Treasury stock	Total shareholders' equity
At November 30, 2020	$ 11	$ 361	$ 13,948	$ 16,075	$ (1,436)	$ (8,404)	$ 20,555
Net income (loss)	—	—	—	(9,501)	—	—	(9,501)
Other comprehensive income (loss)	—	—	—	—	(65)	—	(65)
Issuances of common stock, net	—	—	1,009	—	—	—	1,009
Conversion of Convertible Notes	—	—	15	—	—	—	15
Purchases and issuances under the Stock Swap program, net	—	—	206	—	—	(188)	19
Issuance of treasury shares for vested share-based awards	—	—	—	(126)	—	126	—
Share-based compensation and other	—	—	113	—	—	—	113
At November 30, 2021	11	361	15,292	6,448	(1,501)	(8,466)	12,144
Net income (loss)	—	—	—	(6,093)	—	—	(6,093)
Other comprehensive income (loss)	—	—	—	—	(481)	—	(481)
Issuances of common stock, net	1	—	1,178	—	—	—	1,180
Issuance of Convertible Notes	—	—	229	—	—	—	229
Purchases and issuances under the Stock Swap program, net	—	—	95	—	—	(87)	8
Issuance of treasury shares for vested share-based awards	—	—	—	(85)	—	85	—
Share-based compensation and other	—	—	79	(1)	—	—	78
At November 30, 2022	12	361	16,872	269	(1,982)	(8,468)	7,065
Change in accounting principle (a)	—	—	(229)	(10)	—	—	(239)
Net income (loss)	—	—	—	(74)	—	—	(74)
Other comprehensive income (loss)	—	—	—	—	44	—	44
Issuances of common stock, net	—	—	5	—	—	—	5
Conversion of Convertible Notes	—	—	3	—	—	—	3
Purchases and issuances under the Stock Swap program, net	—	—	22	—	—	(20)	2
Issuance of treasury shares for vested share-based awards	—	—	(41)	—	—	41	—
Share-based compensation and other	—	—	79	—	—	(2)	78
At November 30, 2023	$ 12	$ 361	$ 16,712	$ 185	$ (1,939)	$ (8,449)	$ 6,882

The accompanying notes are an integral part of these consolidated financial statements.

(a) We adopted the provisions of *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity* on December 1, 2022.

NOTE 1 — General

Description of Business

Carnival Corporation was incorporated in Panama in 1974 and Carnival plc was incorporated in England and Wales in 2000. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2023 Annual Report as "Carnival Corporation & plc," "our," "us" and "we." The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries.

We are the largest global cruise company, and among the largest leisure travel companies, with a portfolio of world-class cruise lines — AIDA Cruises, Carnival Cruise Line, Costa Cruises, Cunard, Holland America Line, P&O Cruises (Australia), P&O Cruises (UK), Princess Cruises, and Seabourn.

DLC Arrangement

Carnival Corporation and Carnival plc operate a dual listed company ("DLC") arrangement, whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as a single economic enterprise with a single senior management team and identical Boards of Directors, but each has retained its separate legal identity. Each company's shares are publicly traded on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. The Carnival plc American Depositary Shares are traded on the NYSE.

The constitutional documents of each company provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. The Equalization and Governance Agreement between Carnival Corporation and Carnival plc provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one share of Carnival Corporation common stock and one Carnival plc ordinary share are generally entitled to the same distributions.

Under deeds of guarantee executed in connection with the DLC arrangement, as well as stand-alone guarantees executed since that time, each of Carnival Corporation and Carnival plc have effectively cross guaranteed all indebtedness and certain other monetary obligations of each other. Once the written demand is made, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor.

Under the terms of the DLC arrangement, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. In addition, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given the DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for Carnival Corporation and Carnival plc have not been presented.

NOTE 2 — Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity. We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are immaterial. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements. The full extent to which the effects of inflation, higher fuel prices, higher taxes, higher interest rates and fluctuations in foreign currency rates will directly or indirectly impact our business, operations, results of operations and financial condition, including our valuation of goodwill and trademarks, impairment of ships and collectability of trade and notes receivables, will depend on future developments that are uncertain. We have made reasonable estimates and judgments of such items within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from the estimates used in preparing our consolidated financial statements. All material intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition which are stated at cost and present insignificant risk of changes in value.

Restricted Cash

We consider cash to be restricted when withdrawal or general use is legally restricted. Restricted cash is classified as current or non-current based on the expected timing of our ability to access or use the amounts. The non-current portion is included within other assets.

Trade and Other Receivables

Although we generally require full payment from our customers prior to or concurrently with their cruise, we grant credit terms to a relatively small portion of our revenue source. We have receivables from credit card merchants and travel agents for cruise ticket purchases and onboard revenue. These receivables are included within trade and other receivables, net and are less allowances for expected credit losses. We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. These reserve funds are included in other assets.

Inventories

Inventories consist substantially of food, beverages, hotel supplies, fuel and retail merchandise, which are all carried at the lower of cost or net realizable value. Cost is determined using the weighted-average or first-in, first-out methods and applied consistently between major categories of inventory.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment charges. We capitalize interest as part of the cost of capital projects incurred during construction. Depreciation is computed using the straight-line method over our estimated useful lives of the assets to a residual value, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	3-30	0%
Buildings and improvements	10-40	0%
Computer hardware and software	2-12	0%
Transportation equipment and other	3-20	0%
Leasehold improvements, including port facilities	Shorter of the remaining lease term or related asset life (3-30)	0%

The cost of ships under construction includes progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Any liquidated damages received from shipyards are recorded as reductions to the cost basis of the ship.

We have a capital program for the improvement of our ships and for asset replacements to enhance the effectiveness and efficiency of our operations; to comply with, or exceed, all relevant legal and statutory requirements related to health, environment, safety, security and sustainability; and to gain strategic benefits or provide improved product innovations to our guests. We account for ship improvement costs, including replacements of certain significant components and parts, by capitalizing those costs we believe add value to our ships and have a useful life greater than one year and depreciating those improvements over their estimated remaining useful life. The costs of repairs and maintenance, including those incurred when a ship is taken out-of-service for scheduled maintenance, and minor improvement costs and expenses, are charged to expense as incurred.

In addition, specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is also included in other operating expenses.

We have estimated our ships' useful lives at 30 years and residual values at 15% of our original ship cost. Our ships' useful life and residual value estimates take into consideration the estimated weighted-average useful lives of the ships' major component systems, such as hull, superstructure, main electric, engines and cabins. We also take into consideration the impact of technological changes, historical useful lives of similarly-built ships, long-term cruise and vacation market conditions and regulatory changes, including those related to the environment and climate change. We determine the residual value of our ships based on our long-term estimates of their resale value at the end of their useful lives to us but before the end of their physical and economic lives to others, historical resale values of our and other cruise ships as well as our expectations of the long-term viability of the secondary cruise ship market. We review estimated useful lives and residual values for reasonableness whenever events or circumstances significantly change.

We evaluate ship asset impairments at the individual ship level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review our ships for impairment whenever events or circumstances indicate that the carrying value of a ship may not be recoverable. If estimated future cash flows are less than the carrying value of a ship, an impairment charge is recognized to the extent its carrying value exceeds its estimated fair value.

Leases

Substantially all of our leases for which we are the lessee are operating leases of port facilities and real estate and are included within operating lease right-of-use assets, long-term operating lease liabilities and current portion of operating lease liabilities in our Consolidated Balance Sheets.

We have port facilities and real estate lease agreements with lease and non-lease components, and in such cases, we account for the components as a single lease component.

We do not recognize lease assets and lease liabilities for any leases with an original term of less than one year. For some of our port facilities and real estate lease agreements, we have the option to extend our current lease term by 1 to 10 years. Generally, we do not include renewal options as a component of our present value calculation as we are not reasonably certain that we will exercise the options.

As most of our leases do not have a readily determinable implicit rate, we estimate the incremental borrowing rate ("IBR") to determine the present value of lease payments. We apply judgment in estimating the IBR including considering the term of the lease, the currency in which the lease is denominated, and the impact of collateral and our credit risk on the rate.

We amortize our lease assets on a straight-line basis over the lease term.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business acquisition. We review our goodwill for impairment as of July 31 every year, or more frequently if events or circumstances dictate. All of our goodwill has been allocated to our reporting units. The impairment review for goodwill allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a reporting unit's estimated fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, if the estimated fair value of the reporting unit exceeds its carrying value, no further analysis is required. However, if the estimated fair value of the reporting unit is less than the carrying value, goodwill is written down based on the difference between the reporting unit's carrying amount and its fair value, limited to the amount of goodwill allocated to the reporting unit. Judgment is required in estimating the fair value of our reporting unit.

Trademarks represent substantially all of our other intangibles. Trademarks are estimated to have an indefinite useful life and are not amortizable but are reviewed for impairment at least annually and as events or circumstances dictate. The impairment review for trademarks also allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value.

Equity Method Investments

Equity method investments are initially recognized at cost and are included in other assets in the Consolidated Balance Sheets. Our proportionate interest in their results is included in other income (expense), net in the Consolidated Statements of Income (Loss).

Debt and Debt Issuance Costs

Debt is recorded at initial fair value, which normally reflects the proceeds received by us, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt.

Derivatives and Other Financial Instruments

We have in the past and may in the future utilize derivative and non-derivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates. We use interest rate swaps primarily to manage our interest rate exposure to achieve a desired proportion of fixed and floating rate debt. Our policy is to not use financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. If a derivative is designated as a cash flow hedge, then the change in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a non-derivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the effective portion of the fair value of the financial instrument are recognized as a component of AOCI to offset the change in the translated value of the designated portion of net investment being hedged until the investment is sold or substantially liquidated, while the impact attributable to components excluded from the assessment of hedge effectiveness is recorded in interest expense, net of capitalized interest, on a systematic and rational basis. For derivatives that do not qualify for hedge accounting treatment, the change in fair value is recognized in earnings.

We classify the fair value of all our derivative contracts as either current or long-term, depending on the maturity date of the derivative contract. The cash flows from derivatives treated as cash flow hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged.

Derivative valuations are based on observable inputs such as interest rates and commodity price curves, forward currency exchange rates, credit spreads, maturity dates, volatilities, and cross currency basis spreads. We use the income approach to value derivatives for foreign currency options and forwards, interest rate swaps and cross currency swaps using observable market data for all significant inputs and standard valuation techniques to convert future amounts to a single present value amount, assuming that participants are motivated but not compelled to transact.

Foreign Currency Translation and Transactions

These financial statements are presented in U.S. dollars. Each foreign entity determines its functional currency by reference to its primary economic environment. Our most significant foreign entities utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. We translate the assets and liabilities of our foreign entities that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign entities are translated at the average rate for the period. Equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of AOCI, which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of the non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

We execute transactions in a number of different currencies. At the date that the transaction is recognized, each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity using the exchange rate in effect at that date. At each balance sheet date, recorded monetary balances denominated in a currency other than the functional currency are adjusted using the exchange rate at the balance sheet date, with gains or losses recorded in other income or other expense, unless such monetary balances have been designated as hedges of net investments in our foreign entities. The net gains or losses resulting from foreign currency transactions were not material in 2023, 2022 and 2021. In addition, the unrealized gains or losses on our long-term intercompany receivables and payables which are denominated in a non-functional currency and which are not expected to be repaid in the foreseeable future are recorded as foreign currency translation adjustments included as a component of AOCI.

Revenue and Expense Recognition

Guest cruise deposits and advance onboard purchases are initially included in customer deposits when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Certain of our product offerings are bundled and we allocate the value of the bundled services and goods between passenger ticket revenues and onboard and other revenues based upon the estimated standalone selling prices of those goods and services. Guest cancellation fees, when applicable, are recognized in passenger ticket revenues at the time of cancellation.

Our sales to guests of air and other transportation to and from airports near the home ports of our ships are included in passenger ticket revenues, and the related costs of purchasing these services are included in transportation costs. The proceeds that we collect from the sales of third-party shore excursions are included in onboard and other revenues and the related costs are included in onboard and other costs. The amounts collected on behalf of our onboard concessionaires, net of the amounts remitted to them, are included in onboard and other revenues as concession revenues. All of these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Passenger ticket revenues include fees, taxes and charges collected by us from our guests. The fees, taxes and charges that vary with guest head counts and are directly imposed on a revenue-producing arrangement are expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees, taxes and charges included in commissions, transportation and other costs were $730 million in 2023, $438 million in 2022 and $73 million in 2021. The remaining portion of fees, taxes and charges are expensed in other operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed.

Customer Deposits

Our payment terms generally require an initial deposit to confirm a reservation, with the balance due prior to the voyage. Cash received from guests in advance of the cruise is recorded in customer deposits and in other long-term liabilities on our Consolidated Balance Sheets. These amounts include refundable deposits. In certain situations, we have provided flexibility to guests by allowing guests to rebook at a future date, receive future cruise credits (“FCCs”) or elect to receive refunds in cash. We have at times issued enhanced FCCs. Enhanced FCCs provide the guest with an additional credit value above the original cash deposit received, and the enhanced value is recognized as a discount applied to the future cruise in the period used. We record a liability for FCCs to the extent we have received and not refunded cash from guests for cancelled bookings. We had total customer deposits of $6.4 billion and $5.1 billion as of November 30, 2023 and 2022, which includes approximately $134 million of unredeemed FCCs as of November 30, 2023, of which approximately $111 million are refundable. At November 30, 2022, we had approximately $210 million of unredeemed FCCs. During 2023 and 2022, we recognized revenues of $4.1 billion and $1.9 billion related to our customer deposits as of November 30, 2022 and 2021. Our customer deposits balance changes due to the seasonal nature of cash collections, which typically results from higher ticket prices and occupancy levels during the third quarter, the recognition of revenue, refunds of customer deposits and foreign currency changes.

Contract Costs

We recognize incremental travel agent commissions and credit and debit card fees incurred as a result of obtaining the ticket contract as assets when paid prior to the start of a voyage. We record these amounts within prepaid expenses and other and subsequently recognize these amounts as commissions, transportation and other at the time of revenue recognition or at the time of voyage cancellation. We had incremental costs of obtaining contracts with customers recognized as assets of $294 million and $218 million as of November 30, 2023 and 2022.

Insurance

We use a combination of insurance and self-insurance to cover a number of risks including illness and injury to crew, guest injuries, pollution, other third-party claims in connection with our cruise activities, damage to hull and machinery for each of our ships, war risks, workers’ compensation, directors’ and officers’ liability, property damage and general liability for shoreside third-party claims. We recognize insurance recoverables from third-party insurers up to the amount of recorded losses at the time the recovery is probable and upon settlement for amounts in excess of the recorded losses. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs, which are expensed upon the first airing of the advertisement. Selling expenses totaled $851 million in 2023, $744 million in 2022 and $340 million in 2021. Administrative expenses represent the costs of our shoreside support, reservations and other administrative functions, and include salaries and related benefits, professional fees and building occupancy costs, which are typically expensed as incurred.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. For time-based share awards, we recognize compensation cost ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if earlier than the vesting period. For performance-based share awards, we estimate compensation cost based on the probability of the performance condition being achieved and recognize expense ratably using the straight-line attribution method over the expected vesting period. If all or a portion of the performance condition is not expected to be met, the appropriate amount of previously recognized compensation expense is reversed and future compensation expense is adjusted accordingly. We account for forfeitures as they occur.

Earnings Per Share

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares and common stock equivalents outstanding during each period including the dilutive effect of our Convertible Notes using the if-converted method. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights.

Accounting Pronouncements

The FASB issued guidance, *Debt — Debt with Conversion and Other Options and Derivative and Hedging — Contracts in Entity's Own Equity*, which simplifies the accounting for convertible instruments. This guidance eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. On December 1, 2022, we adopted this guidance using the modified retrospective approach to recognize our convertible notes as single unit liability instruments, as they do not qualify as derivatives under ASC 815, *Derivatives and Hedging*, and were not issued at a substantial premium. Accordingly, upon adoption we recorded a $239 million increase to debt, primarily as a result of the reversal of the remaining non-cash convertible debt discount, as well as a reduction of $229 million to additional paid in capital. The cumulative effect of the adoption of this guidance resulted in a $10 million decrease to retained earnings.

In September 2022, the FASB issued guidance, *Liabilities-Supplier Finance Programs — Disclosure of Supplier Finance Program Obligations*. This guidance requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This guidance is expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity's working capital, liquidity, and cash flows. This guidance is required to be adopted by us in the first quarter of 2024, except for the amendment on roll forward information which is required to be adopted by us for the financial year commencing on December 1, 2024. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

In November 2023, the FASB issued guidance, *Improvements to Reportable Segment Disclosures*. This guidance requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker ("CODM") as well as interim disclosures for all reportable segment's profit or loss and assets. This guidance also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. This guidance is expected to improve financial reporting by providing additional information about a public company's significant segment expenses and more timely and detailed segment information reporting throughout the fiscal period. This guidance is required to be adopted by us in the first quarter of 2025. We are currently evaluating the impact of the new guidance on the disclosures to our consolidated financial statements.

NOTE 3 — Property and Equipment

	November 30,	
(in millions)	**2023**	**2022**
Ships and ship improvements	$ 55,026	$ 52,908
Ships under construction	1,284	785
Other property and equipment	4,213	3,970
Total property and equipment	60,523	57,663
Less accumulated depreciation	(20,407)	(18,976)
	$ 40,116	$ 38,687

Capitalized interest amounted to $64 million in 2023, $48 million in 2022 and $83 million in 2021.

Sales of Ships

During 2023, we completed the sale of three Europe segment ships and one NAA segment ship, which represents a passenger-capacity reduction of 5,240 berths for our Europe segment and 460 berths for our NAA segment. We will continue to operate the NAA segment ship under a bareboat charter agreement through September 2024.

Refer to Note 10 — "Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks, Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis, Impairment of Ships" for additional discussion.

NOTE 4 — Equity Method Investments

We have a 40% noncontrolling interest in Grand Bahama Shipyard Ltd. ("Grand Bahama"), a ship repair and maintenance facility. Grand Bahama provided an immaterial amount of services to us in 2023, 2022 and 2021. As of November 30, 2023, our investment in Grand Bahama was $43 million, consisting of $25 million in equity and a loan of $18 million. As of November 30, 2022, our investment in Grand Bahama was $43 million, consisting of $10 million in equity and a loan of $33 million.

In September 2023, we acquired a 50% noncontrolling interest in Floating Docks S. de RL. ("Floating Docks"), an entity that will purchase two floating drydocks and will then lease them to Grand Bahama. As of November 30, 2023, our investment in Floating Docks consisted of a loan of $21 million. Additionally, we have provided payment guarantees of $46 million on behalf of Floating Docks.

We have a 45% noncontrolling interest in the White Pass & Yukon Route ("White Pass") that includes port, railroad and retail operations in Skagway, Alaska. White Pass provided an immaterial amount of services to us in 2023, 2022 and 2021. As a result of the effects of the pause and subsequent resumption of our guest cruise operations on the 2022 and 2021 Alaska seasons, we evaluated whether our investment in White Pass was other than temporarily impaired and performed impairment assessments. As a result of our assessments, we recognized impairment charges for 2022 and 2021 of $30 million and $17 million in other income (expense), net. As of November 30, 2023, our investment in White Pass was $53 million, consisting of

$21 million in equity and a loan of $32 million. As of November 30, 2022, our investment in White Pass was $50 million, consisting of $18 million in equity and a loan of $32 million.

During 2023, we completed the exit of our noncontrolling interest in Adora Cruises Limited, formerly CSSC Carnival Cruise Shipping Limited, a China-based cruise company ("Adora Cruises"), and recognized losses on exit of $21 million within other income (expense). As of November 30, 2022, our investment in Adora Cruises was $70 million. We provided an immaterial amount of services to Adora Cruises during 2023, 2022 and 2021 and we paid Adora Cruises a total of $55 million for the lease of ships during 2021. During 2021 we made capital contributions to Adora Cruises in the amount of $90 million.

NOTE 5 — Debt

(in millions)	Maturity	Rate (a) (b)	November 30, 2023	November 30, 2022
Secured Subsidiary Guaranteed				
Notes				
Notes	Feb 2026	10.5%	$ —	$ 775
EUR Notes	Feb 2026	10.1%	—	439
Notes	Jun 2027	7.9%	192	192
Notes	Aug 2027	9.9%	623	900
Notes	Aug 2028	4.0%	2,406	2,406
Notes	Aug 2029	7.0%	500	—
Loans				
EUR floating rate	Jun 2025	EURIBOR + 3.8%	851	808
Floating rate	Jun 2025 – Oct 2028	SOFR + 3.0 – 3.3%	3,567	4,101
Total Secured Subsidiary Guaranteed			8,138	9,621
Senior Priority Subsidiary Guaranteed				
Notes	May 2028	10.4%	2,030	2,030
Unsecured Subsidiary Guaranteed				
Revolver				
Facility	(c)	(c)	—	200
Notes				
Convertible Notes	Apr 2023	5.8%	—	96
Convertible Notes	Oct 2024	5.8%	426	426
Notes	Mar 2026	7.6%	1,351	1,450
EUR Notes	Mar 2026	7.6%	550	517
Notes	Mar 2027	5.8%	3,100	3,500
Convertible Notes	Dec 2027	5.8%	1,131	1,131
Notes	May 2029	6.0%	2,000	2,000
Notes	Jun 2030	10.5%	1,000	1,000
Loans				
Floating rate	Jul 2024 – Sep 2024	LIBOR + 3.8%	—	590
GBP floating rate	Feb 2025	SONIA + 0.9%	—	419
EUR floating rate (d)	Apr 2024 – Mar 2026	EURIBOR + 2.4 – 4.0%	678	827
Export Credit Facilities				
Floating rate	Dec 2031	SOFR + 0.8% (e)	583	1,246
Fixed rate	Aug 2027 – Dec 2032	2.4 – 3.4%	2,756	3,143
EUR floating rate	May 2024 – Nov 2034	EURIBOR + 0.2 – 0.8%	3,086	3,882
EUR fixed rate	Feb 2031 – Jul 2037	1.1 – 3.4%	3,652	2,592
Total Unsecured Subsidiary Guaranteed			20,312	23,019
Unsecured Notes (No Subsidiary Guarantee)				
Notes	Oct 2023	7.2%	—	125
Notes	Jan 2028	6.7%	200	200
EUR Notes	Oct 2029	1.0%	659	620
Total Unsecured Notes (No Subsidiary Guarantee)			859	945
Total Debt			31,339	35,615
Less: unamortized debt issuance costs and discounts			(768)	(1,069)
Total Debt, net of unamortized debt issuance costs and discounts			30,572	34,546
Less: short-term borrowings			—	(200)
Less: current portion of long-term debt			(2,089)	(2,393)
Long-Term Debt			$ 28,483	$ 31,953

(a) The reference rates, together with any applicable credit adjustment spread, for substantially all of our variable debt have 0.0% to 0.75% floors. During 2023, we amended certain of our variable debt instruments to change the reference rate from LIBOR to SOFR. These amendments did not modify the amounts and timing of interest payments, other than for the change in reference rates, and did not have a material impact on our consolidated financial statements.
(b) The above debt table excludes the impact of any outstanding derivative contracts. The interest rates on some of our debt fluctuate based on the applicable rating of senior unsecured long-term securities of Carnival Corporation or Carnival plc.
(c) See "Short-Term Borrowings" below.
(d) In March 2023, we entered into an amendment of a EUR floating rate loan to extend maturity through April 2024.
(e) The interest rate for the unsecured floating rate export credit facility for the current interest period is referenced to LIBOR.

Carnival Corporation and/or Carnival plc is the primary obligor of all our outstanding debt excluding the following:

- $2.0 billion of senior priority notes (the "2028 Senior Priority Notes"), issued by Carnival Holdings (Bermuda) Limited ("Carnival Holdings"), a subsidiary of Carnival Corporation
- $0.5 billion under a term loan facility of Costa Crociere S.p.A. ("Costa"), a subsidiary of Carnival plc
- $0.2 billion under an export credit facility of Sun Princess Limited, a subsidiary of Carnival Corporation
- $0.1 billion under an export credit facility of Sun Princess II Limited, a subsidiary of Carnival Corporation

In addition, Carnival Holdings (Bermuda) II Limited ("Carnival Holdings II") will be the primary obligor under a $2.1 billion multi-currency revolving facility ("New Revolving Facility") when the New Revolving Facility replaces our Revolving Facility upon its maturity in August 2024. See "New Revolving Facility."

All of our outstanding debt is issued or guaranteed by substantially the same entities with the exception of the following:

- Up to $250 million of the Costa term loan facility, which is guaranteed by certain subsidiaries of Carnival plc and Costa, which do not guarantee our other outstanding debt
- Our 2028 Senior Priority Notes, issued by Carnival Holdings, which does not guarantee our other outstanding debt
- The export credit facilities of Sun Princess Limited and Sun Princess II Limited, which do not guarantee our other outstanding debt

As of November 30, 2023, the scheduled maturities of our debt are as follows:

(in millions)

Year	Principal Payments
2024	$ 2,089
2025	2,229
2026	3,197
2027 (a)	6,288
2028	8,979
Thereafter	8,557
Total	$ 31,339

(a) Subsequent to November 30, 2023, we retired $52 million of the outstanding principal amount of our 9.9% second-priority secured notes due 2027. In addition, on January 22, 2024, we issued a notice of redemption for the entire outstanding principal amount of $571 million to be redeemed on February 1,

2024 at a price equal to 104.938% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Short-Term Borrowings

As of November 30, 2023, we did not have short-term borrowings. As of November 30, 2022, our short-term borrowings consisted of $200 million under our Revolving Facility. We may continue to borrow or otherwise utilize available amounts under the Revolving Facility through August 2024, subject to satisfaction of the conditions in the facility. We had $3.0 billion available for borrowing under our Revolving Facility as of November 30, 2023. The Revolving Facility bears interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation and also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. We are required to pay a commitment fee on any unutilized portion of the Revolving Facility.

New Revolving Facility

In February 2023, Carnival Holdings II entered into the $2.1 billion New Revolving Facility which may be utilized beginning on August 6, 2024, replacing our Revolving Facility upon its maturity in August 2024. The termination date of the New Revolving Facility is August 6, 2025, subject to two, mutual one-year extension options. The new facility also contains an accordion feature, allowing for additional commitments not to exceed the aggregate commitments under our Revolving Facility.

Borrowings under the New Revolving Facility will bear interest at a rate of term SOFR, in relation to any loan in U.S. dollars, EURIBOR, in relation to any loan in euros or daily compounding SONIA, in relation to any loan in sterling, plus a margin based on the long-term credit ratings of Carnival Corporation. The New Revolving Facility also includes an emissions linked margin adjustment whereby, after the initial applicable margin is set per the margin pricing grid, the margin may be adjusted based on performance in achieving certain agreed annual GHG emissions goals. In addition, we are required to pay certain fees on the aggregate unused commitments under the New Revolving Facility and the Revolving Facility.

In connection with the New Revolving Facility, Carnival Corporation, Carnival plc and its subsidiaries contributed three unencumbered vessels with a net book value of $2.9 billion on the date of contribution (the “New Revolving Facility Subject Vessels”) to Carnival Holdings II with each of the vessels continuing to be operated under one of the Carnival Corporation & plc brands. Carnival Holdings II does not guarantee our other outstanding debt.

Term Loan Refinancing

In August 2023, we issued $500 million aggregate principal amount of 7.0% first-priority senior secured notes due on August 15, 2029 (the “2029 Senior Secured Notes”) and borrowed an aggregate principal amount of $1.3 billion under a new senior secured first lien term loan B facility, which bears interest at a rate per annum equal to SOFR (with a 0.75% floor) plus 3.0% and matures on August 8, 2027 (the “New Secured Term Loan Facility”). We used the proceeds from these borrowings to prepay borrowings outstanding under our existing first-priority senior secured term loan facility maturing in 2025. The 2029 Senior Secured Notes and borrowings under the New Secured Term Loan Facility are fully and unconditionally guaranteed, jointly and severally, on a first-priority senior secured basis by Carnival plc and certain of our subsidiaries that also guarantee our existing first- and second-priority secured indebtedness, certain of our unsecured notes and our convertible notes. The 2029 Senior Secured Notes and borrowings under the New Secured Term Loan Facility are included within the total Secured Subsidiary Guaranteed balance in the debt table above.

Redemptions and Retirements

During 2023, we redeemed and retired an aggregate principal amount of $2.8 billion of our outstanding long-term debt with original maturities ranging from 2024 through 2027.

Export Credit Facility Borrowings

During 2023, we borrowed $1.2 billion under export credit facilities due in semi-annual installments through 2037. In addition, we paid down $1.0 billion of floating rate unsecured borrowings mostly with 2023 and 2024 maturities. As of November 30, 2023, the net book value of the vessels subject to negative pledges was $15.6 billion.

Convertible Notes

In 2020, we issued $2.0 billion aggregate principal amount of 5.8% convertible senior notes due 2023 (the "2023 Convertible Notes"). Since April 2020, we repurchased, exchanged and converted a portion of the 2023 Convertible Notes and repaid the remaining principal balance at maturity in April 2023.

In August 2022, we issued $339 million aggregate principal amount of 5.8% convertible senior notes due 2024 (the "2024 Convertible Notes") pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes. The 2024 Convertible Notes mature on October 1, 2024, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

In November 2022, we issued $1.1 billion aggregate principal amount of 5.8% convertible senior notes due 2027 (the "2027 Convertible Notes" and, together with the 2024 Convertible Notes, the "Convertible Notes"). The 2027 Convertible Notes mature on December 1, 2027, unless earlier repurchased or redeemed by us or earlier converted in accordance with their terms prior to the maturity date.

The Convertible Notes are convertible by holders, subject to the conditions described within the respective indentures that govern the Convertible Notes, into cash, shares of Carnival Corporation common stock, or a combination thereof, at our election. The 2024 Convertible Notes have an initial conversion rate of 100 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of $10 per share of common stock. The 2027 Convertible Notes have an initial conversion rate of approximately 75 shares of Carnival Corporation common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $13.39 per share of common stock. The initial conversion price of the Convertible Notes is subject to certain anti-dilutive adjustments and may also increase if such Convertible Notes are converted in connection with a tax redemption or certain corporate events as described within the respective indentures that govern the Convertible Notes. The 2024 Convertible Notes were convertible from the date of issuance of the 2024 Convertible Notes until August 31, 2022, and thereafter may become convertible if certain conditions are met. As of November 30, 2023, there were no conditions satisfied which would allow the holders of the 2024 Convertible Notes or the 2027 Convertible Notes to convert and therefore the Convertible Notes were not convertible as of such date. Refer to Note 15 — "Supplemental Cash Flow Information" for additional detail on transactions related to the Convertible Notes.

We may redeem the 2024 Convertible Notes, in whole but not in part, at any time on or prior to June 30, 2024 at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2024 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof. We may redeem the 2027 Convertible Notes, in whole but not in part, at any time on or prior to the 40th scheduled trading day immediately before the maturity date at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, if we or any guarantor would have to pay any additional amounts on the 2027 Convertible Notes due to a change in tax laws, regulations or rulings or a change in the official application, administration or interpretation thereof.

On or after December 5, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, we may redeem for cash all or part of the 2027 Convertible Notes, at our option, if the last reported sale price of Carnival Corporation's common stock exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during the 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption. The redemption price will equal 100% of the principal amount of the 2027 Convertible Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The net carrying value of the Convertible Notes was as follows:

	November 30,	
(in millions)	**2023**	**2022**
Principal	$ 1,557	$ 1,653
Less: Unamortized debt discount and debt issue costs	(27)	(275)
	$ 1,530	$ 1,378

The interest expense recognized related to the Convertible Notes was as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Contractual interest expense	$ 91	$ 32	$ 31
Amortization of debt discount and debt issue costs	9	29	29
	$ 100	$ 61	$ 60

As of November 30, 2023, the if-converted value above par was $356 million on 127.1 million available shares for the Convertible Notes.

Collateral and Priority Pool

As of November 30, 2023, the net book value of our ships and ship improvements, excluding ships under construction, is $37.1 billion. Our secured debt is secured on either a first or second-priority basis, depending on the instrument, by certain collateral, which includes vessels and certain assets related to those vessels and material intellectual property (combined net book value of approximately $23.2 billion, including $21.5 billion related to vessels and certain assets related to those vessels) as of November 30, 2023 and certain other assets.

As of November 30, 2023, $8.1 billion in net book value of our ships and ship improvements relate to the priority pool vessels included in the priority pool of 12 unencumbered vessels (the "Senior Priority Notes Subject Vessels") for our 2028 Senior Priority Notes. As of November 30, 2023, there was no change in the identity of the Senior Priority Notes Subject Vessels.

Covenant Compliance

Our Revolving Facility, New Revolving Facility, unsecured loans and export credit facilities contain certain covenants listed below:

- Maintain minimum interest coverage (adjusted EBITDA to consolidated net interest charges, as defined in the agreements) (the "Interest Coverage Covenant") as follows:
  - For certain of our unsecured loans and our New Revolving Facility, from the end of each fiscal quarter from August 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from August 31, 2024 until May 31, 2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards and as applicable through their respective maturity dates
  - For our export credit facilities, from the end of each fiscal quarter from May 31, 2024, at a ratio of not less than 2.0 to 1.0 for each testing date occurring from May 31, 2024 until May 31,

2025, at a ratio of not less than 2.5 to 1.0 for the August 31, 2025 and November 30, 2025 testing dates, and at a ratio of not less than 3.0 to 1.0 for the February 28, 2026 testing date onwards

- For certain of our unsecured loans and export credit facilities, maintain minimum issued capital and consolidated reserves (as defined in the agreements) of $5.0 billion
- Limit our debt to capital (as defined in the agreements) percentage to a percentage not to exceed 70% for the November 30, 2023 testing date, following which it will be tested at levels which decline ratably to 65% from the May 31, 2024 testing date onwards
- Maintain minimum liquidity as follows:
  - For our New Revolving Facility, minimum liquidity of $1.5 billion; provided, that if any commitments maturing on June 30, 2025 under our existing first-priority senior secured term loan facility are outstanding on the March 31, 2025 testing date, our minimum liquidity on such testing date cannot be less than the greater of (i) the aggregate outstanding amount of such first-lien term loan facility commitments and (ii) $1.5 billion
  - For our other unsecured loans and export credit facilities that contain this covenant, $1.5 billion through November 30, 2026
- Adhere to certain restrictive covenants through August 2025
- Limit the amounts of our secured assets as well as secured and other indebtedness

At November 30, 2023, we were in compliance with the applicable covenants under our debt agreements. Generally, if an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses therein, substantially all of our outstanding debt and derivative contract payables could become due, and our debt and derivative contracts could be terminated. Any financial covenant amendment may lead to increased costs, increased interest rates, additional restrictive covenants and other available lender protections that would be applicable.

As of November 30, 2023, we had $5.4 billion of liquidity including cash and cash equivalents and borrowings available under our $1.7 billion, €1.0 billion and £0.2 billion multi-currency Revolving Facility. Additionally, our $2.1 billion New Revolving Facility may be utilized beginning in August 2024, at which date it will replace our Revolving Facility. We believe that we have sufficient liquidity to fund our obligations and expect to remain in compliance with our financial covenants for at least the next twelve months from the issuance of these financial statements.

We will continue to pursue various opportunities to refinance future debt maturities to extend maturity dates and reduce interest expense by repaying some of our existing indebtedness and obtain relevant financial covenant amendments or waivers, if needed.

NOTE 6 — Contingencies

Litigation

We are routinely involved in legal proceedings, claims, disputes, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below. Additionally, as a result of the impact of COVID-19, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury and loss of life, have been and may, in the future, be asserted against us. We expect many of these claims and actions, or any settlement of these claims and actions, to be covered by insurance and historically the maximum amount of our liability, net of any insurance recoverables, has been limited to our self-insurance retention levels.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations, financial position or liquidity.

As previously disclosed, on May 2, 2019, the Havana Docks Corporation filed a lawsuit against Carnival Corporation in the U.S. District Court for the Southern District of Florida under Title III of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Act, alleging that Carnival Corporation "trafficked" in confiscated Cuban property when certain ships docked at certain ports in Cuba, and that this alleged "trafficking" entitles the plaintiffs to treble damages. The hearings on motions for summary judgment were concluded on January 18, 2022. On March 21, 2022, the court granted summary judgment in favor of Havana Docks Corporation as to liability. On August 31, 2022, the court determined that the trebling provision of the Helms-Burton statute applies to damages and interest and accordingly, we adjusted our estimated liability for this matter. On December 30, 2022, the court entered judgment against Carnival in the amount of $110 million plus $4 million in fees and costs. We have filed an appeal and as of November 20, 2023, the matter was fully briefed.

As previously disclosed, on April 8, 2020, DeCurtis LLC ("DeCurtis"), a former vendor, filed an action against Carnival Corporation in the U.S. District Court for the Middle District of Florida seeking declaratory relief that DeCurtis is not infringing on several of Carnival Corporation's patents in relation to its OCEAN Medallion systems and technology. On April 10, 2020, Carnival Corporation filed an action against DeCurtis in the U.S. District Court for the Southern District of Florida for breach of contract, trade secrets violations and patent infringement. These two cases were consolidated in the Southern District of Florida. On March 10, 2023, the jury returned a verdict finding that DeCurtis had breached its contract with Carnival Corporation and infringed on the Carnival Corporation patent. The jury awarded Carnival Corporation a total of $21 million in damages. On April 30, 2023, DeCurtis filed for bankruptcy protection in the United States Bankruptcy Court for the District of Delaware. Carnival Corporation is defending its interests in the bankruptcy matter.

COVID-19 Actions

We have been named in a number of individual actions related to COVID-19. These actions include tort claims based on a variety of theories, including negligence and failure to warn. The plaintiffs in these actions allege a variety of injuries: some plaintiffs confined their claim to emotional distress, while others allege injuries arising from testing positive for COVID-19. A smaller number of actions include wrongful death claims. Substantially all of these individual actions have now been dismissed or settled for immaterial amounts.

As of November 30, 2023, two purported class actions brought against us by former guests in the Federal Court in Australia and in Italy remain pending. These actions include claims based on a variety of theories, including negligence, gross negligence and failure to warn, physical injuries and severe emotional distress associated with being exposed to and/or contracting COVID-19 onboard our ships. On October 24, 2023, the court in the Australian matter held that we were liable for negligence and for breach of consumer protection warranties as it relates to the lead plaintiff. The court ruled that the lead plaintiff was not entitled to any pain and suffering or emotional distress damages on the negligence claim and awarded medical costs. In relation to the consumer protection warranties claim, the court found that distress and disappointment damages amounted to no more than the refund already provided to guests and therefore made no further award. Further proceedings will determine the applicability of this ruling to the remaining class participants. Additionally, on December 6, 2023, the High Court of Australia ruled on appeal that United States and United Kingdom passengers were properly included in the class, regardless of the ticket contract terms applicable to those passengers. We believe the ultimate outcome of these matters will not have a material impact on our consolidated financial statements.

All COVID-19 matters seek monetary damages and most seek additional punitive damages in unspecified amounts.

We continue to take actions to defend against the above claims.

Regulatory or Governmental Inquiries and Investigations

We have been, and may continue to be, impacted by breaches in data security and lapses in data privacy, which occur from time to time. These can vary in scope and range from inadvertent events to malicious motivated attacks.

We have incurred legal and other costs in connection with cyber incidents that have impacted us. The penalties and settlements paid in connection with cyber incidents over the last three years were not material. While these incidents did not have a material adverse effect on our business, results of operations, financial position or liquidity, no assurances can be given about the future and we may be subject to future litigation, attacks or incidents that could have such a material adverse effect.

On March 14, 2022, the U.S. Department of Justice and the U.S. Environmental Protection Agency notified us of potential civil penalties and injunctive relief for alleged Clean Water Act violations by owned and operated vessels covered by the 2013 Vessel General Permit. We are working with these agencies to reach a resolution of this matter. We believe the ultimate outcome will not have a material impact on our consolidated financial statements.

Other Contingent Obligations

Some of the debt contracts we enter into include indemnification provisions obligating us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes or changes in laws which increase the lender's costs. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses.

We have agreements with a number of credit card processors that transact customer deposits related to our cruise vacations. Certain of these agreements allow the credit card processors to request, under certain circumstances, that we provide a reserve fund in cash. Although the agreements vary, these requirements may generally be satisfied either through a withheld percentage of customer payments or providing cash funds directly to the credit card processor.

As of November 30, 2023 and November 30, 2022, we had $844 million and $1.7 billion in reserve funds. Additionally, as of November 30, 2023 and November 30, 2022, we had $108 million and $229 million in compensating deposits we are required to maintain and $50 million of cash collateral in escrow. Of these balances, $819 million is included within prepaid expenses and other and $183 million is included within other assets as of November 30, 2023. In November 2023, we amended our agreement with one of our credit card processors, following which substantially all of the remaining credit card reserves were returned during the first quarter of 2024.

NOTE 7 — Commitments

As of November 30, 2023, we expect the timing of our new ship growth capital commitments to be as follows:

(in millions)

Year	
2024	$ 2,437
2025	958
Thereafter	—
	$ 3,395

NOTE 8 — Taxation

A summary of our principal taxes and exemptions in the jurisdictions where our significant operations are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on its itinerary, any particular ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profit taxes.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to federal and state income taxation in the U.S.

We do not believe we were a passive foreign investment company ("PFIC"), within the meaning of Section 1297 of the Internal Revenue Code, for the 2023 taxable year and do not currently expect to be a PFIC in the 2024 taxable year.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. in respect of each category of shipping income for which an exemption is being claimed under Section 883 (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded corporation stock ownership test (the "publicly-traded test"). Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and that Carnival Corporation currently satisfies the publicly-traded test under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profit taxes.

Regulations under Section 883 list certain activities that the Internal Revenue Service ("IRS") does not consider to be incidental to the international operation of ships and, therefore, the income attributable to such activities, to the extent such income is U.S. source, does not qualify for the Section 883 exemption. Among the activities identified as not incidental are income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its subsidiaries currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Carnival Corporation, Carnival plc and certain subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter UK tonnage tax regime under a rolling ten-year term and, accordingly, reapply every year. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the cruise segment of the Australian vacation region are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian and German Income Tax

In 2015, Costa and AIDA re-elected to enter the Italian tonnage tax regime through 2024 and can reapply for an additional 10-year period beginning in early 2025. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings that are not eligible for taxation under the Italian tonnage tax regime will be taxed at an effective tax rate of 4.8% in 2023 and 2022.

Substantially all of AIDA's earnings are exempt from German income taxes by virtue of the Germany/Italy income tax treaty.

Other

In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes, fees and other charges based on guest counts, ship tonnage, passenger capacity or some other measure.

NOTE 9 — Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Boards of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2023 and 2022, no Carnival Corporation preferred stock or Carnival plc preference shares had been issued.

Stock Swap Program

We have a program that allows us to realize a net cash benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program").

During 2023, 2022 and 2021 under the Stock Swap Program, we sold 2.3 million, 6.0 million and 8.9 million shares of Carnival Corporation common stock and repurchased the same amount of Carnival plc ordinary shares resulting in net proceeds of $2 million, $8 million and $19 million, which were used for general corporate purposes.

(in millions, except per share data)	Total Number of Shares of Carnival plc Ordinary Shares Purchased (a)	Average Price Paid per Share of Carnival plc Ordinary Share	Maximum Number of Carnival plc Ordinary Shares That May Yet Be Purchased Under the Carnival Corporation Stock Swap Program
2023	2.3	$ 8.70	1.4
2022	6.0	$ 14.52	3.6
2021	8.9	$ 20.99	9.5

(a) No ordinary shares of Carnival plc were purchased outside of publicly announced plans or programs.

Public Equity Offerings

In February 2021, we completed a public offering of 40.5 million shares of Carnival Corporation common stock at a price per share of $25.10, resulting in net proceeds of $996 million.

In August 2022, we completed a public offering of 117.5 million shares of Carnival Corporation common stock at a price per share of $9.95, resulting in net proceeds of $1.2 billion.

Other

In addition, in 2023, 2022 and 2021 we sold 0.5 million, 1.6 million and 0.6 million shares of Carnival Corporation common stock at an average price per share of $9.83, $19.27 and $21.32, resulting in net proceeds of $5 million, $30 million and $13 million.

Accumulated Other Comprehensive Income (Loss)

	AOCI		
	November 30,		
(in millions)	2023	2022	2021
Cumulative foreign currency translation adjustments, net	$ (1,952)	$ (2,004)	$ (1,501)
Unrecognized pension expenses	(34)	(31)	(45)
Net gains on cash flow derivative hedges and other	48	53	44
	$ (1,939)	$ (1,982)	$ (1,501)

During 2023, 2022 and 2021, we had an immaterial amount of unrecognized pension expenses that were reclassified out of accumulated other comprehensive loss and were included within payroll and related expenses and selling and administrative expenses.

NOTE 10 — Fair Value Measurements, Derivative Instruments and Hedging Activities and Financial Risks

Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

	November 30, 2023				November 30, 2022			
		Fair Value				Fair Value		
(in millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Liabilities								
Fixed rate debt (a)	$22,575	$ —	$21,503	$ —	$23,542	$ —	$18,620	$ —
Floating rate debt (a)	8,764	—	8,225	—	12,074	—	10,036	—
Total	$31,339	$ —	$29,728	$ —	$35,615	$ —	$28,656	$ —

(a) The debt amounts above do not include the impact of interest rate swaps or debt issuance costs and discounts. The fair values of our publicly-traded notes were based on their unadjusted quoted market prices in markets that are not sufficiently active to be Level 1 and, accordingly, are considered Level 2. The fair values of our other debt were estimated based on current market interest rates being applied to this debt.

Financial Instruments that are Measured at Fair Value on a Recurring Basis

(in millions)	November 30, 2023 Level 1	November 30, 2023 Level 2	November 30, 2023 Level 3	November 30, 2022 Level 1	November 30, 2022 Level 2	November 30, 2022 Level 3
Assets						
Cash equivalents (a)	$ 1,021	$ —	$ —	$ 2,589	$ —	$ —
Restricted cash (b)	21	—	—	1,988	—	—
Derivative financial instruments	—	22	—	—	1	—
Total	$ 1,042	$ 22	$ —	$ 4,576	$ 1	$ —
Liabilities						
Derivative financial instruments	$ —	$ 28	$ —	$ —	$ —	$ —
Total	$ —	$ 28	$ —	$ —	$ —	$ —

(a) Consists of money market funds and cash investments with original maturities of less than 90 days.

(b) This amount includes $10 million, which is included in other assets on our Consolidated Balance Sheets at November 30, 2023.

Nonfinancial Instruments that are Measured at Fair Value on a Nonrecurring Basis

Valuation of Goodwill and Trademarks

As of July 31, 2023, we performed our annual goodwill and trademark impairment reviews and determined there was no impairment for goodwill or trademarks.

During 2021, as a result of the ongoing impacts of COVID-19 and its effect on our expected future operating cash flows, including changes in estimates related to the timing of our full return to guest cruise operations and improved profitability, we performed interim discounted cash flow analyses for our Europe segment reporting units and determined their estimated fair values no longer exceeded their carrying values. As a result, we recognized goodwill impairment charges of $226 million and accordingly have no remaining goodwill for those reporting units.

The determination of the fair value of our reporting units' goodwill and trademarks includes numerous estimates and underlying assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments.

The assumptions, all of which are considered Level 3 inputs, used in our 2021 cash flow analyses and which resulted in goodwill impairments for all but one reporting unit consisted of:

- The timing and pace of our full return to guest cruise operations
- Weighted-average cost of capital of market participants, adjusted for the risk attributable to the geographic regions in which these cruise brands operate ("WACC")

The estimated fair value of the reporting unit with remaining goodwill and of our trademarks significantly exceeded their carrying value as of the date of the most recent impairment test.

As of November 30, 2023 and November 30, 2022, goodwill for our North America and Australia ("NAA") segment was $579 million.

(in millions)	Trademarks NAA Segment	Trademarks Europe Segment	Trademarks Total
At November 30, 2021	$ 927	$ 248	$ 1,175
Exchange movements	—	(24)	(24)
At November 30, 2022	927	224	1,151
Exchange movements	—	14	14
At November 30, 2023	$ 927	$ 237	$ 1,164

Impairment of Ships

In 2022, as a result of the continued effects of COVID-19 on our business and certain Asia markets which remained closed to cruising (particularly China), and our updated expectations for our deployment, we determined that two ships had net carrying values that exceeded their respective estimated undiscounted future cash flows. We then estimated the fair value of these ships, based on their estimated selling values, and recognized ship impairment charges as summarized in the table below. The principal assumption used in determining the fair value of these ships were the estimated sales proceeds, which are considered a Level 3 input.

In 2021, we performed undiscounted cash flow analyses on certain ships throughout the year and determined that certain ships had net carrying values that exceeded their estimated undiscounted future cash flows and fair values, and, as a result, we recognized ship impairment charges during 2021 as summarized in the table below. The principal assumptions used in determining the fair value of these ships were the timing of the sale of ships and estimated proceeds, which are considered Level 3 inputs.

We believe we have made reasonable estimates and judgments as part of our assessments. A change in the principal judgments or estimates may result in a need to perform additional impairment reviews.

The impairment charges summarized in the table below are included in ship and other impairments in our Consolidated Statements of Income (Loss).

	November 30,		
(in millions)	**2023**	**2022**	**2021**
NAA Segment	$ —	$ 8	$ 273
Europe Segment	—	421	318
Total ship impairments	$ —	$ 428	$ 591

Refer to Note 2 — “Summary of Significant Accounting Policies, Preparation of Financial Statements” for additional discussion.

Derivative Instruments and Hedging Activities

		November 30,	
(in millions)	**Balance Sheet Location**	**2023**	**2022**
Derivative assets			
Derivatives designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	$ —	$ 1
	Other assets	22	1
Derivatives not designated as hedging instruments			
Interest rate swaps (a)	Prepaid expenses and other	1	—
Total derivative assets		$ 22	$ 1
Derivative liabilities			
Derivatives designated as hedging instruments			
Cross currency swaps (b)	Other long-term liabilities	$ 12	$ —
Interest rate swaps (a)	Other long-term liabilities	16	—
Total derivative liabilities		$ 28	$ —

(a) We have interest rate swaps whereby we receive EURIBOR-based floating interest rate payments in exchange for making fixed interest rate payments. These interest rate swap agreements effectively changed $46 million at November 30, 2023 and $89 million at November 30, 2022 of EURIBOR-based floating rate euro debt to fixed rate euro debt. As of November 30, 2023, these EURIBOR-based interest rate swaps were not designated as cash flow hedges. As of November 30, 2022, one of these swaps was designated as a cash flow hedge. During 2023, we entered into interest rate swap agreements which effectively changed $2.5 billion at November 30, 2023 of variable rate debt to fixed rate debt. At November 30, 2023, these interest rate swaps settle through 2027 and are designated as cash flow hedges.

(b) At November 30, 2023, we had a cross currency swap totaling $670 million that is designated as a hedge of our net investment in foreign operations with euro-denominated functional currencies. At November 30, 2023, this cross currency swap settles through 2024. At November 30, 2022, we had no cross-currency swaps.

Our derivative contracts include rights of offset with our counterparties. As of November 30, 2023 and 2022, there was no netting for our derivative assets and liabilities. The amounts that were not offset in the balance sheet were not material.

The effect of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) and in net income (loss) was as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Gains (losses) recognized in AOCI:			
Cross currency swaps – net investment hedges – included component	$ (4)	$ 72	$ (1)
Cross currency swaps – net investment hedges – excluded component	$ (4)	$ (26)	$ (6)
Interest rate swaps – cash flow hedges	$ 32	$ 11	$ 5
(Gains) losses reclassified from AOCI – cash flow hedges:			
Interest rate swaps – Interest expense, net of capitalized interest	$ (34)	$ 2	$ 5
Foreign currency zero cost collars – Depreciation and amortization	$ (2)	$ (2)	$ (2)
Gains (losses) recognized on derivative instruments (amount excluded from effectiveness testing – net investment hedges)			
Cross currency swaps – Interest expense, net of capitalized interest	$ 11	$ 5	$ —

The amount of gains and losses on derivatives not designated as hedging instruments recognized in earnings during the year ended November 30, 2023 and estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months are not material.

Financial Risks

Fuel Price Risks

We manage our exposure to fuel price risk by managing our consumption of fuel. Substantially all of our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We manage fuel consumption through fleet optimization, energy efficiency, itinerary efficiency, and new technologies and alternative fuels.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and non-derivative financial instruments. Our primary focus is to monitor our exposure to, and manage, the economic foreign currency exchange risks faced by our operations and realized if we exchange one currency for another. We consider hedging certain of our ship commitments and net investments in foreign operations. The financial impacts of our hedging instruments generally offset the changes in the underlying exposures being hedged.

Operational Currency Risks

Our operations primarily utilize the U.S. dollar, Euro, Sterling or the Australian dollar as their functional currencies. Our operations also have revenue and expenses denominated in non-functional currencies. Movements in foreign currency exchange rates affect our financial statements.

Investment Currency Risks

We consider our investments in foreign operations to be denominated in stable currencies and of a long-term nature. We partially mitigate the currency exposure of our investments in foreign operations by designating a portion of our foreign currency debt and derivatives as hedges of these investments. During 2023, we had sterling-denominated debt designated as a non-derivative hedge of our net investment in foreign operations. The debt was repaid in July 2023. During 2023, 2022 and 2021, we recognized $(33) million, $48 million and $(21) million of gains (losses) on this net investment hedge in the cumulative translation adjustment section of other comprehensive income (loss). As of November 30, 2023, we had a cross currency swap with a notional amount of $670 million, which is designated as a hedge of our net investments in foreign operations. We also have euro-denominated debt which provides an economic offset for our operations with euro functional currency.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decision to hedge a non-functional currency ship commitment for our cruise brands is made on a case-by-case basis, considering the amount and duration of the exposure, market volatility, economic trends, our overall expected net cash flows by currency and other offsetting risks.

At November 30, 2023, our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild contract payments for non-euro functional currency brands, which represent a total unhedged commitment of $3.0 billion for newbuilds scheduled to be delivered through 2025.

The cost of shipbuilding orders that we may place in the future that are denominated in a different currency than our cruise brands' functional currency will be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our decision to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our debt portfolio management and investment strategies. We evaluate our debt portfolio to determine whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We seek to manage these credit risk exposures, including counterparty nonperformance primarily associated with our cash and cash equivalents, investments, notes receivables, reserve funds related to customer deposits, future financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by:

- Conducting business with well-established financial institutions, insurance companies and export credit agencies
- Diversifying our counterparties
- Having guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk
- Generally requiring collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards

We also monitor the creditworthiness of travel agencies and tour operators in Australia and Europe and credit and debit card providers to which we extend credit in the normal course of our business. Our credit exposure also includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in Australia and most of Europe where we are obligated to honor our guests' cruise payments made by them to their travel agents and tour operators regardless of whether we have received these payments.

Concentrations of credit risk associated with trade receivables and other receivables, charter-hire agreements and contingent obligations are not considered to be material, principally due to the large number of unrelated accounts, the nature of these contingent obligations and their short maturities. Normally, we have not required collateral or other security to support normal credit sales and have not experienced significant credit losses.

NOTE 11 — Leases

The components of expense were as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Operating lease expense	$ 213	$ 192	$ 203
Variable lease expense (a) (b)	$ 116	$ (39)	$ (100)

(a) Variable lease expense represents increases or reductions to costs associated with our multi-year preferential berthing agreements which vary based on the number of passengers. These costs are recorded within Commissions, transportation and other in our Consolidated Statements of Income (Loss). Variable and short-term lease costs related to operating leases, other than the port facilities, were not material to our consolidated financial statements.

(b) Several of our preferential berthing agreements have force majeure provisions which were in effect during the pause in guest cruise operations due to COVID-19.

The cash outflow for leases was materially consistent with the lease expense recognized during 2023.

During 2023, we obtained $108 million of right-of-use assets in exchange for new operating lease liabilities.

Weighted average of the remaining lease terms and weighted average discount rates are as follows:

	November 30, 2023	**November 30, 2022**
Weighted average remaining lease term – operating leases (in years)	12	13
Weighted average discount rate – operating leases	5.9%	5.2%

As of November 30, 2023, maturities of operating lease liabilities were as follows:

(in millions)	
<u>Year</u>	
2024	$ 206
2025	200
2026	188
2027	173
2028	152
Thereafter	967
Total lease payments	1,885
Less: Present value discount	(566)
Present value of lease liabilities	$ 1,319

For time charter arrangements where we are the lessor and for transactions with cruise guests related to the use of cabins, we do not separate lease and non-lease components. As the non-lease components are the predominant components in the agreements, we account for these transactions under the Revenue Recognition guidance.

NOTE 12 — Segment Information

Our operating segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker, who is the President, Chief Executive Officer and Chief Climate Officer of Carnival Corporation and Carnival plc. The CODM assesses performance and makes decisions to allocate resources for Carnival Corporation & plc based upon review of the results across all of our segments. Our four reportable segments are comprised of (1) NAA cruise operations, (2) Europe cruise operations ("Europe"), (3) Cruise Support and (4) Tour and Other.

The operating segments within each of our NAA and Europe reportable segments have been aggregated based on the similarity of their economic and other characteristics, including geographic guest sourcing. Our Cruise Support segment includes our portfolio of leading port destinations and exclusive islands as well as other services, all of which are operated for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and other operations.

	As of and for the years ended November 30,						
(in millions)	**Revenues**	**Operating expenses**	**Selling and administrative**	**Depreciation and amortization**	**Operating income (loss)**	**Capital expenditures**	**Total assets**
2023							
NAA	$ 14,588	$ 9,587	$ 1,753	$ 1,495	$ 1,752	$ 1,932	$ 28,547
Europe (a)	6,535	4,398	876	668	593	1,161	16,524
Cruise Support	206	127	294	184	(399)	179	3,667
Tour and Other	265	205	27	23	11	12	382
	$ 21,593	$ 14,317	$ 2,950	$ 2,370	$ 1,956	$ 3,284	$ 49,120
2022							
NAA	$ 8,281	$ 7,526	$ 1,517	$ 1,408	$ (2,170)	$ 2,568	$ 27,413
Europe (a)	3,531	3,925	745	692	(1,830)	2,213	15,317
Cruise Support	171	120	225	140	(315)	155	8,461
Tour and Other	185	187	27	36	(64)	4	512
	$ 12,168	$ 11,757	$ 2,515	$ 2,275	$ (4,379)	$ 4,940	$ 51,703
2021							
NAA	$ 1,108	$ 2,730	$ 953	$ 1,352	$ (3,928)	$ 2,397	$ 25,606
Europe (a)	712	1,807	568	728	(2,617) (b)	515	16,088
Cruise Support	42	55	335	129	(477)	660	11,014
Tour and Other	46	63	27	23	(67)	35	637
	$ 1,908	$ 4,655	$ 1,885	$ 2,233	$ (7,089)	$ 3,607	$ 53,344

(a) Beginning in the first quarter of 2023, we renamed the Europe and Asia segment to Europe segment.

(b) Includes $226 million of goodwill impairment charges.

Revenue by geographic areas, which are based on where our guests are sourced, were as follows:

	Years Ended November 30,		
(in millions)	2023	2022	2021
North America	$ 13,112	$ 7,866	$ 1,066
Europe	6,565	3,918	811
Australia	1,181	252	—
Other	735	132	31
	$ 21,593	$ 12,168	$ 1,908

Substantially all of our long-lived assets consist of our ships and move between geographic areas.

NOTE 13 — Compensation Plans and Post-Employment Benefits

Equity Plans

We issue our share-based compensation awards, which at November 30, 2023 included time-based share awards (restricted stock awards and restricted stock units) and performance-based share awards (collectively "equity awards"), under the Carnival Corporation and Carnival plc stock plans. Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by the Compensation Committees which are made up of independent directors who determine which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. We had an aggregate of 31.7 million shares available for future grant at November 30, 2023. We fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Our equity awards generally vest over a three-year period, subject to earlier vesting under certain conditions.

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2022	6,380,515	$ 22.67
Granted	7,846,092	$ 9.64
Vested	(3,195,202)	$ 26.22
Forfeited	(741,777)	$ 25.22
Outstanding at November 30, 2023	10,289,628	$ 11.45

As of November 30, 2023, there was $59 million of total unrecognized compensation cost related to equity awards, which is expected to be recognized over a weighted-average period of 1.6 years.

Single-employer Defined Benefit Pension Plans

We maintain several single-employer defined benefit pension plans, which cover certain shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. The remaining defined benefit plans are primarily unfunded. These plans provide pension benefits primarily based on employee compensation and years of service.

(in millions)	UK Plan (a) 2023	UK Plan (a) 2022	All Other Plans 2023	All Other Plans 2022
Change in projected benefit obligation:				
Projected benefit obligation as of December 1	$ 198	$ 298	$ 223	$ 263
Past service cost	1	—	18	18
Interest cost	8	5	11	5
Benefits paid	(6)	(12)	(20)	(15)
Actuarial (gain) loss on plans' liabilities	(19)	(88)	(4)	(49)
Plan curtailments, settlements and other	—	(6)	(1)	1
Administrative expenses	(1)	—	—	—
Projected benefit obligation as of November 30	181	198	226	223
Change in plan assets:				
Fair value of plan assets as of December 1	222	355	10	12
Return (loss) on plans' assets	(20)	(116)	—	(1)
Employer contributions	1	2	20	12
Benefits paid	(6)	(12)	(20)	(12)
Plan settlements	—	(5)	(1)	(1)
Administrative expenses	(1)	(2)	—	—
Fair value of plan assets as of November 30	196	222	9	10
Funded status as of November 30	$ 15	$ 24	$ (218)	$ (213)

(a) The P&O Princess Cruises (UK) Pension Scheme ("UK Plan")

The amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	UK Plan		All Other Plans	
	November 30,		November 30,	
(in millions)	2023	2022	2023	2022
Other assets	$ 15	$ 24	$ —	$ —
Accrued liabilities and other	$ —	$ —	$ 29	$ 25
Other long-term liabilities	$ —	$ —	$ 188	$ 188

The accumulated benefit obligation for all defined benefit pension plans was $220 million and $386 million at November 30, 2023 and 2022, respectively.

Amounts for pension plans with accumulated benefit obligations in excess of fair value of plan assets are as follows:

	November 30,	
(in millions)	2023	2022
Projected benefit obligation	$ 226	$ 223
Accumulated benefit obligation	$ 220	$ 218
Fair value of plan assets	$ 9	$ 10

The net benefit cost recognized in the Consolidated Statements of Income (Loss) were as follows:

	UK Plan			All Other Plans		
	November 30,			November 30,		
(in millions)	2023	2022	2021	2023	2022	2021
Service cost	$ 1	$ —	$ —	$ 18	$ 18	$ 10
Interest cost	8	5	4	11	5	4
Expected return on plan assets	(8)	(6)	(6)	—	—	—
Amortization of prior service cost	—	—	—	—	—	—
Amortization of net loss (gain)	—	—	—	—	3	4
Settlement loss recognized	—	—	—	1	1	5
Net periodic benefit cost	$ 1	$ (1)	$ (1)	$ 30	$ 26	$ 22

The components of net periodic benefit cost other than the service cost component are included in other income (expense), net in the Consolidated Statements of Income (Loss).

Weighted average assumptions used to determine the projected benefit obligation are as follows:

	UK Plan		All Other Plans	
	2023	2022	2023	2022
Discount rate	5.2%	4.3%	5.7%	5.4%
Rate of compensation increase	2.9%	2.9%	3.0%	3.0%

Weighted average assumptions used to determine net pension income are as follows:

	UK Plan			All Other Plans		
	2023	2022	2021	2023	2022	2021
Discount rate	4.3%	1.6%	1.6%	5.4%	3.2%	2.3%
Expected return on assets	4.3%	—%	1.9%	3.5%	2.3%	2.3%
Rate of compensation increase	2.9%	2.7%	2.3%	3.0%	3.0%	3.0%

The discount rate used to determine the UK Plan's projected benefit obligation was determined as the single equivalent rate based on applying a yield curve determined from AA credit rated bonds at the balance sheet date to the cash flows making up the pension plan's obligations. The discount rate used to determine the UK Plan's future net periodic benefit cost was determined as the equivalent rate based on applying each individual spot rate from a yield curve determined from AA credit rated bonds at the balance sheet date for each year's cash flow. The UK Plan's expected long-term return on plan assets is consistent with the long-term investment return target provided to the UK Plan's fiduciary manager (U.K. government fixed interest bonds (gilts) plus 1.0% and was 5.6% per annum as of November 30, 2023.

Amounts recognized in AOCI are as follows:

	UK Plan		All Other Plans	
	November 30,		November 30,	
	2023	2022	2023	2022
Actuarial losses (gains) recognized in the current year	$ 9	$ 35	$ (4)	$ (48)
Amortization and settlements included in net periodic benefit cost	$ (1)	$ —	$ (1)	$ (1)

DLC Financial Statements and Other Information

We anticipate making contributions of $29 million to the plans during 2024. Estimated future benefit payments to be made during each of the next five fiscal years and in the aggregate during the succeeding five fiscal years are as follows:

(in millions)	UK Plan	All Other Plans
2024	$ 7	$ 30
2025	7	29
2026	7	28
2027	7	27
2028	8	28
2029 – 2033	47	138
	$ 83	$ 280

Our investment strategy for our pension plan assets is to maintain a diversified portfolio of asset classes to produce a sufficient level of diversification and investment return over the long term. The investment policy for each plan specifies the type of investment vehicles appropriate for the plan, asset allocation guidelines, criteria for selection of investment managers and procedures to monitor overall investment performance, as well as investment manager performance. As of November 30, 2023 and 2022, respectively, the All Other Plans were unfunded.

The fair values of the plan assets of the UK Plan by investment class are as follows:

	November 30,	
	2023	2022
Equities	$ 47	$ 53
U.K. government fixed interest bonds (gilts)	$ 149	$ 169

Multiemployer Defined Benefit Pension Plans

We participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), which is divided into two sections, the "New Section" and the "Old Section," and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"). Collectively, we refer to these as "the multiemployer plans." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. The risks of participating in these multiemployer plans are different from single-employer plans, including:

- Contributions made by employers, including us, may be used to provide benefits to employees of other participating employers
- If any of the participating employers were to withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers.

We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership and future benefit accrual.

The MNOPF Old Section is fully funded and covered by a third party insurer, with no further Carnival funding obligations. We expense our portion of the MNOPF New Section deficit as amounts are invoiced by, and become due and payable to, the trustees. We accrue and expense our portion of the MNRPF deficit based on our estimated probable obligation from the most recent actuarial review. Total expense for the multiemployer plans was $1 million in 2023, $2 million in 2022 and $28 million in 2021.

Based on the most recent triennial valuation at March 31, 2021 of the MNOPF New Section, it was determined that this plan was 102% funded. In 2023, 2022 and 2021, our contributions to the MNOPF New Section did not exceed 5% of total contributions to the fund. Based on the most recent triennial valuation at March 31, 2020 of the MNRPF, it was determined that this plan was 93% funded. In 2023, 2022 and 2021, our contributions to the MNRPF did not exceed 5% of total contributions to the fund. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future; however, such amounts are not expected to be material to our consolidated financial statements.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $48 million in 2023, $40 million in 2022 and $35 million in 2021.

NOTE 14 — Earnings Per Share

	Years Ended November 30,		
(in millions, except per share data)	**2023**	**2022**	**2021**
Net income (loss) for basic and diluted earnings per share	$ (74)	$ (6,093)	$ (9,501)
Weighted-average shares outstanding	1,262	1,180	1,123
Diluted weighted-average shares outstanding	1,262	1,180	1,123
Basic earnings per share	$ (0.06)	$ (5.16)	$ (8.46)
Diluted earnings per share	$ (0.06)	$ (5.16)	$ (8.46)

Antidilutive shares excluded from diluted earnings per share computations were as follows:

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Equity awards	4	1	3
Convertible Notes	130	55	53
Total antidilutive securities	134	56	56

NOTE 15 — Supplemental Cash Flow Information

	November 30,		
(in millions)	**2023**	**2022**	**2021**
Cash and cash equivalents (Consolidated Balance Sheets)	$ 2,415	$ 4,029	$ 8,939
Restricted cash (Consolidated Balance Sheets)	11	1,988	14
Restricted cash (included in other assets)	10	20	24
Total cash, cash equivalents and restricted cash (Consolidated Statements of Cash Flows)	$ 2,436	$ 6,037	$ 8,976

Cash paid for interest, net of capitalized interest, was $2.0 billion in 2023, $1.4 billion in 2022 and $1.3 billion in 2021. Cash benefit received (paid) for income taxes, net was not material in 2023, 2022 and 2021. In addition, non-cash purchases of property and equipment included in accrued liabilities and other was $307 million in 2023, $100 million in 2022 and $127 million in 2021.

Substantially all restricted cash as of November 30, 2022 related to the net proceeds from the issuance of our 2028 Senior Priority Notes. The contractual restrictions on these proceeds were satisfied in December 2022 at which time these amounts became unrestricted.

In August 2022, we issued $339 million aggregate principal amount of 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of 2024 Convertible Notes. In November 2022, we issued an additional $87 million aggregate principal amount of the 2024 Convertible Notes pursuant to privately-negotiated non-cash exchange agreements with certain holders of the 2023 Convertible Notes, pursuant to which such holders agreed to exchange their 2023 Convertible Notes for an equal amount of additional 2024 Convertible Notes.

Refer to Note 5 — "Debt" for additional detail relating to our 2028 Senior Priority Notes and the 2024 Convertible Notes.

For the years ended November 30, 2023, 2022 and 2021, we did not have borrowings or repayments of commercial paper with original maturities greater than three months.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Our management, with the participation of our President, Chief Executive Officer and Chief Climate Officer and our Chief Financial Officer and Chief Accounting Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 Internal Control — Integrated Framework (the "COSO Framework"). Based on this evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2023.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2023 as stated in their report, which is included in this 2023 Annual Report.

Josh Weinstein
President and Chief Executive Officer and
Chief Climate Officer
January 26, 2024

David Bernstein
Chief Financial Officer and
Chief Accounting Officer
January 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") as of November 30, 2023 and 2022, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholders' equity and of cash flows for each of the three years in the period ended November 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control — Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2023.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Debt

As described in Notes 2 and 5 to the consolidated financial statements, the Company has current and long-term debt of $2.1 billion and $28.5 billion, respectively, as of November 30, 2023. Debt is recorded by management at initial fair value, which normally reflects the proceeds received, net of debt issuance costs. Debt is subsequently stated at amortized cost. Debt issuance costs, discounts and premiums are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. The Company's Revolving Facility, New Revolving Facility, unsecured loans and export credit facilities contain certain covenants. If an event of default under any debt agreement occurs, then, pursuant to cross-default and/or cross-acceleration clauses, substantially all of the Company's outstanding debt could become due, and the debt could be terminated. Management has taken actions to manage its debt by refinancing future debt maturities to extend maturity dates, reduce interest expense by repaying some existing indebtedness and obtaining relevant financial covenant amendments or waivers. As of November 30, 2023, the Company was in compliance with the applicable covenants under the debt agreements.

The principal consideration for our determination that performing procedures relating to debt is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's accounting, measurement and presentation of debt.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to debt, including issuances, repayments, amortization, covenant compliance, and disclosures. These procedures also included, among others, (i) reading the debt agreements and amendments; (ii) confirming all debt balances as of November 30, 2023; (iii) testing of debt proceeds by obtaining and inspecting source documents, such as debt agreements and cash received; (iv) testing a sample of additions to debt issuance costs by obtaining and inspecting invoices; (v) testing a sample of debt repayments by obtaining and inspecting cash payments; (vi) recalculating a sample of amortization of debt issuance costs, discounts and premiums; (vii) developing an independent estimate of interest expense for certain debt instruments and comparing the independent estimate to management's interest expense;

(viii) recalculating a sample of interest expense; (ix) testing debt modifications and extinguishments by evaluating the accounting treatment and obtaining and inspecting source documents, such as debt agreements and amendments, lender statements, and cash payments; (x) evaluating the financial covenant calculations for consistency and compliance with the debt agreements; (xi) testing the completeness and accuracy of underlying data used in the debt covenant calculations; and (xii) evaluating the sufficiency of the disclosures in the consolidated financial statements.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2024

We have served as the Company's auditor since 2003. Prior to that, we served as Carnival Corporation's auditor since at least 1986. We have not been able to determine the specific year we began serving as auditor of Carnival Corporation.

COMMON STOCK AND ORDINARY SHARES

Carnival Corporation common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc American Depositary Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depositary for the ADSs is JPMorgan Chase Bank, N.A.

As of January 11, 2024, there were 2,699 holders of record of Carnival Corporation common stock and 28,977 holders of record of Carnival plc ordinary shares and 414 holders of record of Carnival plc ADSs.

We do not expect to pay dividends on Carnival Corporation common stock and Carnival plc ordinary shares for at least the next few years.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Recreational Services Index (the "Dow Jones Recreational Index"), the FTSE 100 Index and the S&P 500 Index. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested, multiplied by the market price of the shares.


5-Year Cumulative Total Returns
$250
$200
$150
$100
$50
$0
DOLLARS
2018
2019
2020
2021
2022
2023
Carnival Corporation Common Stock
Dow Jones Recreational Index
FTSE 100 Index
S&P 500 Index

Assumes $100 Invested on November 30, 2018
Assumes Dividends Reinvested
Years Ended November 30,

	2018	2019	2020	2021	2022	2023
Carnival Corporation Common Stock	$ 100	$ 78	$ 35	$ 31	$ 17	$ 26
Dow Jones Recreational Index	$ 100	$ 98	$ 62	$ 64	$ 50	$ 64
FTSE 100 Index	$ 100	$ 112	$ 98	$ 115	$ 128	$ 131
S&P 500 Index	$ 100	$ 116	$ 136	$ 174	$ 158	$ 180

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.



5-Year Cumulative Total Returns
$250
$200
$150
$100
$50
$0
DOLLARS
2018
2019
2020
2021
2022
2023
Carnival plc ADS
FTSE 100 Index
Dow Jones Recreational Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2018 Assumes Dividends Reinvested Years Ended November 30,					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Carnival plc ADS	$ 100	$ 75	$ 31	$ 29	$ 16	$ 24
Dow Jones Recreational Index	$ 100	$ 98	$ 62	$ 64	$ 50	$ 64
FTSE 100 Index	$ 100	$ 112	$ 98	$ 115	$ 128	$ 131
S&P 500 Index	$ 100	$ 116	$ 136	$ 174	$ 158	$ 180

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chair of the Boards of Directors

David Bernstein
Chief Financial Officer and Chief Accounting Officer

Vice Admiral William R. Burke (Ret.)
Chief Maritime Officer

Bettina Deynes
Global Chief Human Resources Officer

Enrique Miguez
General Counsel

Josh Weinstein
President, Chief Executive Officer and Chief Climate Officer

BOARDS OF DIRECTORS

Micky Arison
Chair of the Boards,
Carnival Corporation & plc

Sir Jonathon Band
Former First Sea Lord and
Chief of Naval Staff,
British Navy

Jason Glen Cahilly
Founder and Chief Executive Officer,
Dragon Group LLC

Helen Deeble
Former Chief Executive Officer,
P&O Ferries Division Holdings Ltd.

Jeffrey J. Gearhart
Former Executive Vice President, Global Governance and Corporate Secretary,
Walmart, Inc.

Katie Lahey
Former Chair,
Korn Ferry Australasia

Sara Mathew
Former Chair, President and Chief Executive Officer,
Dun & Bradstreet Corporation

Stuart Subotnick
President and Chief Executive Officer,
Metromedia Company

Laura Weil
Founder and Managing Partner,
Village Lane Advisory LLC

Josh Weinstein
President and Chief Executive Officer and Chief Climate Officer,
Carnival Corporation & plc

Randy Weisenburger
Managing Member,
Mile26 Capital LLC

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chair Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman (1931-2019)
Chair Emeritus
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

The Lord Sterling of Plaistow GCVO, CBE
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation & plc
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office in the UK
Carnival plc
Carnival House
100 Harbour Parade
Southampton S015 1ST UK
44 (0) 23 8065 5000

Registrars and Stock Transfer Agents
Carnival Corporation
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006 U.S.A.
800-568-3476 (U.S.A, U.S.A Territories and Canada)
781-575-2879 (Outside U.S.A, U.S.A Territories and Canada)

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
www.shareview.co.uk
44 (0) 371 384 2665 (UK)
If calling from outside of the UK, please ensure the country code is used

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual and Half-Yearly Reports and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.


CARNIVAL
CORPORATION&PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 100 Harbour Parade Southampton S015 1ST UK www.carnivalplc.com


CARNIVAL
CORPORATION & PLC
2024
NOTICE OF ANNUAL MEETINGS
OF SHAREHOLDERS
AND PROXY STATEMENT


CARNIVAL
CORPORATION & PLC.



OUR COMPANY

Carnival Corporation & plc (NYSE: CCL and CUK; LSE: CCL) is the largest global cruise company and among the largest leisure travel companies with a portfolio of world-class cruise lines.

Cruising offers a broad range of products and services to suit vacationing guests of many ages, backgrounds and interests. Each brand in our portfolio meets the needs of a unique set of consumer psychographics and vacation needs which allows us to penetrate large addressable customer segments.

With our global corporate headquarters in Miami and several regional headquarters around the world, we are the only company in the world to be included in both the S&P 500 index in the U.S. and the FTSE 250 index in the UK.



OUR VISION

As the global leader in the cruise industry, we will lead the way in innovative and sustainable cruising to deliver memorable vacations and build borderless connections.



OUR PURPOSE & MISSION

To deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch.


AIDA


Carnival


Costa


CUNARD


Holland America Line


P&O CRUISES


P&O
BRINGS US
ALL TOGETHER


PRINCESS


SEABOURN



Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom



Letter to Shareholders from our Chief Executive Officer



JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

Dear Fellow Shareholders,

2023 was a turning point for our company. We consistently set records and achieved other significant milestones during the year, including:

- Full year revenues hit an all-time high of $21.6 billion.
- For the first time since the resumption of guest cruise operations, net income was positive during the third quarter, generating $1.07 billion.
- We entered 2024 with our best booked position on record, for both price and occupancy.
- Total customer deposits for each quarter throughout 2023 consistently surpassed the previous quarterly records.
- We reduced our debt balance by $4.6 billion from its peak in the first quarter of 2023 and ended the year with $5.4 billion of liquidity.

The strengthening demand environment across all our brands contributed to our revenue growth as we drove improvements in ticket prices while closing the double-digit occupancy gap from the start of the year and reaching historical occupancy levels for the second half of 2023.

We believe our advertising investments and other demand generation efforts during the past 18 months have successfully elevated awareness and consideration for our brands, leading to record booking levels and revenue results. In addition, these efforts enabled us to attract more new-to-cruise and more new-to-brand guests compared to 2019. We are building momentum in closing the value gap to land-based alternatives, capturing over 3.5 million new-to-cruise guests in 2023 and remain well-positioned to take share from land-based alternatives.

We continue to take actions to further stimulate demand and maintain our momentum through 2024 and beyond. We are focused on ongoing improvements across the commercial space as we further roll out advancements to our yield management tools and lead generation techniques, continue to invest in sales and sales support, and build on already strong relationships with our trade partners. This is complemented by our strategy to pull forward the sale of onboard items through bundled product offerings and pre-cruise sales.

We are also not losing sight of our expense base, as we have worked to mitigate the impacts of a high inflation environment by leveraging our scale through cost optimization initiatives. We have made investments that we expect to increase our cost efficiencies in the future, including successfully installing SpaceX's Starlink next generation internet across our fleet, which is expected to drive more than a 20% reduction in cost per megabit in 2024. In addition, we expect it will increase our bandwidth pipeline, resulting in both improved guest experience and higher onboard revenues. We also launched Maritime Asset Strategy Transformation (“MAST”), a centralized system developed to optimize equipment and machinery management across our brands and our fleet.

During 2023, we continued to work aggressively to reduce our environmental footprint and fuel consumption. Our deep commitment resulted in industry-leading fuel efficiency and a more than 10% reduction in absolute greenhouse gas (“GHG”) emissions compared to our peak year of 2011, despite capacity growth of 30% over the same period. We also exceeded our shore power capability goal and our fleet now has twice as many ships ready to plug into shore power as there are ports currently able to provide it.

As a result of our fleet optimization efforts, our fleet is now one year younger than prior to pausing our guest cruise operations four years ago. During 2023 alone we benefited from the introduction of three fantastic new ships including *Carnival Celebration* and *Arvia*, leveraging the scale of our popular and exceptionally efficient series of excel-class ships, and *Seabourn Pursuit*, our second luxury expedition ship. In addition, Carnival Cruise Line welcomed *Carnival Venezia*, which was transferred from Costa, becoming the first ship as part of Carnival’s Fun Italian Style™ platform. We will continue to optimize our brand portfolio by transferring Costa Firenze to Carnival Cruise Line in 2024.

We also made meaningful progress in other strategic asset projects. We began construction on Celebration Key in Grand Bahama, which will be the largest and closest exclusive destination in our portfolio. While not expected to open until summer 2025, we have begun generating consumer awareness and excitement around this fantastic upcoming destination. We also started the process for a significant upsize in guest traffic at Half Moon Cay, our exclusive and beautiful pristine island destination in The Bahamas, with the creation of a pier-side berth that can accommodate our largest vessels. In addition, we commenced work with our Grand Bahama Shipyard partners on the construction of two floating docks, one of which will have the largest lifting capacity in the world. Together, these strategic investments are expected to significantly benefit us by helping to reduce travel time, further reducing our fuel consumption and preserving ship revenue days.

Our significantly improved 2023 cash from operations enabled us to notably reduce the substantial debt balance incurred during the pause of guest cruise operations. In 2023, we made sizeable debt prepayments and ended the year with over $5 billion of liquidity. Looking forward, we expect to continue to strategically refinance and prepay debt, leveraging our improving operating cash flow and the return of substantially all of the remaining credit card reserves during the first quarter of 2024.

In addition, with nearly two-thirds of 2024 on the books already, we are well positioned to achieve another year of record revenues. This, combined with excess liquidity, is expected to enable us to continue actively managing down debt and reducing interest expense, leaving us on our path back to achieving investment grade credit ratings and higher return on invested capital.

This has been a truly remarkable year, and we have come a long way in an incredibly short amount of time. We delivered unforgettable happiness to over 12 million guests this year and look forward to continuing to provide our guests with extraordinary cruise vacations in 2024, while honoring the integrity of every ocean we sail, place we visit and life we touch.

Sincerely,

JOSH WEINSTEIN
President, Chief Executive Officer and Chief Climate Officer

February 23, 2024

Table of Contents

i INFORMATION ABOUT ATTENDING THE ANNUAL MEETINGS

iii VOTING INFORMATION

iv NOTICE OF 2024 ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS

vii NOTICE OF 2024 ANNUAL GENERAL MEETING OF CARNIVAL PLC SHAREHOLDERS

1 PROXY SUMMARY

10 GOVERNANCE AND BOARD MATTERS
- 10 **Proposals 1-12—Election or Re-Election of Directors**
- 10 Governance
- 11 Nominations of Directors
- 14 2023 Nominees for Election or Re-Election to the Boards
- 28 Board and Committee Governance
- 38 Non-Executive Director Compensation
- 41 Related Person Transactions

43 SHARE OWNERSHIP
- 43 Share Ownership of Certain Beneficial Owners and Management

47 COMPENSATION
- 47 **Proposal 13—Advisory (Non-Binding) Vote to Approve Executive Compensation**
- 48 **Proposal 14—Advisory (Non-Binding) Vote to Approve the Carnival plc Directors' Remuneration Report**
- 49 Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report (Part I)
- 70 Report of the Compensation Committees
- 70 Compensation Committee Interlocks and Insider Participation
- 71 Compensation Tables
- 78 Potential Payments Upon Termination or Change of Control
- 82 U.S. CEO Pay Ratio
- 82 Pay versus Performance

87 AUDIT MATTERS
- 87 **Proposal 15—Appointment of the Independent Auditor of Carnival plc and Ratification of the Selection of Independent Registered Public Accounting Firm of Carnival Corporation**
- 87 **Proposal 16—Authorization to Determine the Remuneration of the Independent Auditor of Carnival plc**
- 88 Report of the Audit Committees
- 90 Independent Registered Public Accounting Firm

91 OTHER PROPOSALS
- 91 **Proposal 17—Receipt of Accounts and Reports of Carnival plc**
- 92 **Proposal 18—Approval of the Grant of Authority to Allot New Carnival plc Shares**
- 92 **Proposal 19—Approval of the Disapplication of Pre-Emption Rights Applicable to the Allotment of New Carnival plc Shares and Sale of Treasury Shares**
- 95 **Proposal 20—Approval of a General Authority to Buy Back Carnival plc Ordinary Shares**
- 97 **Proposal 21—Approval of the Carnival plc 2024 Employee Share Plan**

105 QUESTIONS AND ANSWERS
- 105 Questions Applicable to All Shareholders
- 112 Questions Specific to Shareholders of Carnival Corporation
- 116 Questions Specific to Shareholders of Carnival plc

A-1 ANNEX A—CARNIVAL PLC DIRECTORS' REPORT

B-1 ANNEX B—CARNIVAL PLC DIRECTORS' REMUNERATION REPORT (PART II)

C-1 ANNEX C—CARNIVAL PLC CORPORATE GOVERNANCE REPORT

D-1 ANNEX D—APPROVAL OF THE CARNIVAL PLC 2024 EMPLOYEE SHARE PLAN



Information about Attending the Annual Meetings

You are cordially invited to attend our Annual Meetings of Shareholders:



DATE

Friday, April 5, 2024



TIME

8:30 a.m. (EDT)

The Carnival plc Annual General Meeting will begin first, followed by the Carnival Corporation Annual Meeting.

Shareholders of each may attend both meetings.



LOCATION

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



LIVE VIDEO BROADCAST

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, “in attendance” at the Annual Meetings.

Details regarding the matters to be voted on are contained in the attached Notices of Annual Meetings of Shareholders and Proxy Statement. Because of the dual listed company arrangement, all voting will take place on a poll (or ballot).

Please read the section “Safety and Security Measures” below for further details on how we plan to conduct the meetings to prioritize the safety and security of our employees, shareholders and other stakeholders.

Your vote is important. We encourage you to vote as soon as possible to ensure your vote is recorded promptly, even if you plan to attend the Annual Meetings of Shareholders.



The Boards of Directors recommend that you vote in favor of Proposals 1 through 21.

The Boards of Directors consider the approval of Proposals 1 through 21 to be in the best interests of Carnival Corporation and Carnival plc and their shareholders.

We are furnishing the proxy materials to shareholders on or about February 23, 2024



DIRECTIONS

For directions to the 2024 Annual Meetings of Shareholders, you may contact Investor Relations at:



Carnival Corporation & plc
Attention: Investor Relations
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States



ir@carnival.com



MEETING ADMISSION REQUIREMENTS

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport.

Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 5, 2024).



SAFETY AND SECURITY MEASURES

In accordance with the health protocols in place, you should not attend our live video broadcast of the Annual Meetings of Shareholders in Southampton if you are experiencing any COVID-19 symptoms, are waiting on a COVID-19 test result, have tested positive within 10 days preceding the date of the Annual Meetings of Shareholders or are living with someone who suspects they have COVID-19, is waiting for a COVID-19 test result, or has tested positive for COVID-19 within the 10 days preceding the date of the Annual Meetings of Shareholders.

Due to security measures, all bags will be subject to search, and all persons who attend the meeting will be subject to a metal detector and/or a hand wand search. We will be unable to admit anyone who does not comply with these safety and security procedures.



Voting Information

YOUR VOTE IS IMPORTANT.

We encourage you to vote as soon as possible, even if you plan to attend the Annual Meetings of Shareholders.



ELIGIBILITY TO VOTE

All eligible shareholders may vote in person at the 2024 Annual Meetings of Shareholders. Please refer to details about how to vote in person in the "Question and Answers" section.

Carnival Corporation Shareholders	Carnival plc Shareholders
You are eligible to vote if you were a shareholder as of **the close of business (EDT) on February 5, 2024.**	You are eligible to vote if you are a shareholder as of **6:30 p.m. (BST) on April 3, 2024.**



HOW TO VOTE

REGISTERED HOLDERS

To make sure your vote is counted, please cast your vote as soon as possible by one of the following methods:

Voting Method	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	www.proxyvote.com, 24/7	www.sharevote.co.uk, 24/7
Telephone	1-800-690-6903 (toll-free)	N/A
CREST	N/A	Using CREST electronic proxy appointment service (if you hold your shares through CREST)
Mobile Device	Scan the QR code	Scan the QR code 
Mail	Complete and mail your signed form	Complete and mail your signed proxy form
At the Meeting	Attend the annual meeting and cast your ballot	Attend the annual meeting and cast your ballot

BENEFICIAL OWNERS (HOLDERS IN STREET NAME): your bank or broker will provide you with instructions on how to vote.





ENROLL FOR ELECTRONIC DELIVERY

We encourage shareholders to sign up to receive future proxy materials electronically. If you have not already enrolled, please consider doing so as it:

- is simple and convenient
- saves time and money
- is environmentally friendly

	Carnival Corporation Shareholders	Carnival plc Shareholders
Internet	www.investordelivery.com	www.shareview.co.uk
Mobile Device	Scan the QR code 	Scan the QR code 





Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States



Notice of 2024 Annual Meeting of Carnival Corporation Shareholders

We are pleased to invite you to attend Carnival Corporation's 2024 Annual Meeting of Carnival Corporation Shareholders.



WHEN

Friday, April 5, 2024
8:30 a.m. (EDT)



WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



ELIGIBILITY TO VOTE AND RECORD DATE

The Board of Directors set February 5, 2024 as the record date for the Annual Meeting of Carnival Corporation Shareholders. This means that our shareholders as of the close of business on that date are entitled to receive this notice of the meeting and vote their shares.

Items of Business		Board Recommendation	Page Reference
1-12	To elect or re-elect 12 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	FOR each Director nominee	10
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	17
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	17
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	18
4	To elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	19
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	20
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	21
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	22
8	To re-elect Sara Mathew as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	23
9	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	24
10	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	25
11	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	26
12	To re-elect Randy Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	27

	Items of Business	Board Recommendation	Page Reference
13	To hold a (non-binding) advisory vote to approve executive compensation.	FOR	47
14	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (in accordance with legal requirements applicable to UK companies).	FOR	48
15	To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	FOR	87
16	To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc (in accordance with legal requirements applicable to UK companies).	FOR	87
17	To receive the accounts and reports of the Directors and auditor of Carnival plc for the year ended November 30, 2023 (in accordance with legal requirements applicable to UK companies).	FOR	91
18	To approve the giving of authority for the allotment of new shares by Carnival plc (in accordance with customary practice for UK companies).	FOR	92
19	To approve, subject to Proposal 18 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc (in accordance with customary practice for UK companies).	FOR	92
20	To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market (in accordance with legal requirements applicable to UK companies desiring to implement share buyback programs).	FOR	95
21	To approve the Carnival plc 2024 Employee Share Plan as summarized in section "Approval of the Carnival plc 2024 Employee Share Plan" of this 2024 Proxy Statement.	FOR	97
22	To transact such other business as may properly come before the meeting.		

How to Vote

Your vote is important. Please review the proxy materials for the 2024 Annual Meeting of Carnival Corporation Shareholders and follow the instructions.

	INTERNET	TELEPHONE	MOBILE DEVICE	MAIL	AT THE MEETING
Registered Holders	www.proxyvote.com 24/7	Call 1-800-690-6903 (toll-free)	Scan the QR code	Complete and mail your signed form in the postage-paid envelope	Attend the annual meeting and cast your ballot
Beneficial Owners (Holders in Street Name)	Follow the instructions provided by your broker, bank or other nominee			Return a properly executed voting instruction form by mail, depending upon the methods your broker, bank or other nominee makes available	To attend the annual meeting, you will need proof of ownership and a legal proxy from your broker, bank or other nominee
Deadline	11:59 p.m. Eastern Time on April 4, 2024, if you are a registered holder			If you are a beneficial owner, please refer to the information provided by your broker, bank or other nominee	

Meeting Admission Requirements

Attendance at the Annual Meeting of Carnival Corporation Shareholders is limited to shareholders and their duly appointed proxies or corporate representatives. Each attendee will be asked to present valid government-issued picture identification, such as a driver's license or passport. Shareholders holding shares in brokerage accounts ("under a street name") will need to bring a copy of a brokerage statement reflecting share ownership as of the record date (February 5, 2024). Additional requirements are included in the "Safety and Security Measures" section above.

Notice of Internet Availability

Carnival Corporation is continuing to take advantage of U.S. Securities and Exchange Commission ("SEC") rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials instead of a full set of proxy materials, unless they previously requested to receive printed copies.

If you receive this one-page notice, you will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.

All Carnival Corporation shareholders are urged to follow the instructions in the notice and submit their votes using one of the voting methods described in the proxy materials. If you receive a printed copy of the proxy materials, the accompanying envelope for return of the proxy card requires no postage.

Any shareholder attending the Annual Meeting of Carnival Corporation Shareholders in Miami, Florida may personally vote on all matters that are considered, in which event any previously submitted proxy will be revoked.



On Behalf of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 26, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETINGS TO BE HELD ON APRIL 5, 2024	The Notice of Annual Meetings of Shareholders, Proxy Statement and the Annual Report are available our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.


CARNIVAL PLC

(incorporated and registered in England and Wales under number 4039524)

Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom



Notice of 2024 Annual General Meeting of Carnival plc Shareholders

THIS NOTICE OF ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the UK Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Carnival plc, please send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of Carnival plc will be held:



WHEN

Friday, April 5, 2024
8:30 a.m. (EDT)



WHERE

Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178
United States



ELIGIBILITY TO VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 3, 2024 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 3, 2024 shall be disregarded in determining the rights of any person to attend or vote at the meeting.



LIVE VIDEO BROADCAST

Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom, 1:30 p.m. (BST)

Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, “in attendance” at the Annual Meetings.

The meeting will be held for the purpose of considering and, if thought fit, passing the resolutions described below:

Proposals	Vote Required
• Proposals 1 through 18 and Proposal 21 will be proposed as **ordinary resolutions.**	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 19 and 20 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

Proposals		Board Recommendation	Page Reference
1-12	**ELECTION OR RE-ELECTION OF 12 DIRECTORS NAMED IN THIS PROXY STATEMENT** To elect or re-elect 12 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc	FOR each Director nominee	10
1	To re-elect Micky Arison as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	17
2	To re-elect Sir Jonathon Band as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	17
3	To re-elect Jason Glen Cahilly as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	18
4	To elect Nelda J. Connors as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	19
5	To re-elect Helen Deeble as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	20
6	To re-elect Jeffrey J. Gearhart as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	21
7	To re-elect Katie Lahey as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	22
8	To re-elect Sara Mathew as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	23
9	To re-elect Stuart Subotnick as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	24
10	To re-elect Laura Weil as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	25
11	To re-elect Josh Weinstein as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	26
12	To re-elect Randy Weisenburger as a Director of Carnival Corporation and as a Director of Carnival plc.	FOR	27
13	**EXECUTIVE COMPENSATION**	FOR	47
13	To hold a (non-binding) advisory vote to approve executive compensation (in accordance with legal requirements applicable to U.S. companies).	FOR	47
14	**DIRECTORS' REMUNERATION REPORT**	FOR	48
14	To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report (as set out in the annual report for the year ended November 30, 2023).	FOR	48

Proposals		Board Recommendation	Page Reference
15-16	**APPOINTMENT AND REMUNERATION OF CARNIVAL PLC AUDITOR AND RATIFICATION OF CARNIVAL CORPORATION AUDITOR**	FOR	87
	15 To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.	FOR	87
	16 To authorize the Audit Committee of the Board of Directors of Carnival plc to determine the remuneration of the independent auditor of Carnival plc.	FOR	87
17	**ACCOUNTS AND REPORTS** To receive the accounts and the reports of the Directors and auditor of Carnival plc for the year ended November 30, 2023.	FOR	91
18	**ALLOTMENT OF SHARES** THAT the Directors of Carnival plc be and they are hereby authorized to allot shares in Carnival plc and to grant rights to subscribe for or convert any security into shares in Carnival plc: (a) up to an aggregate nominal amount of $103,378,991 (such amount to be reduced by the nominal amount allotted or granted under paragraph (b) below in excess of such sum); and (b) up to an aggregate nominal amount of $206,757,983 (such amount to be reduced by any allotments or grants made under paragraph (a) above) in connection with a pre-emptive offer or invitation (including an offer by way of a rights issue or an open offer): • to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment; and • to holders of other equity securities as required by the rights of those securities or as the Directors of Carnival plc otherwise consider necessary, and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year's Carnival plc Annual General Meeting (or, if earlier, until the close of business on July 4, 2025) but, in each case, during this period Carnival plc may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority expires and the Directors of Carnival plc may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.	FOR	92
19	**DISAPPLICATION OF PRE-EMPTION RIGHTS** THAT, subject to Proposal 18 passing, the Directors of Carnival plc be given power to allot equity securities (as defined in the UK Companies Act 2006 (the "Companies Act")) for cash under the authority given by that resolution and/or to sell ordinary shares held by Carnival plc as treasury shares for cash as if Section 561 of the Companies Act did not apply to any such allotment or sale, such power to be limited: (a) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph (b) of Proposal 18, by way of a pre-emptive offer or invitation (including a rights issue or open offer):	FOR	92

Proposals		Board Recommendation	Page Reference
	• to ordinary shareholders in proportion (as nearly as may be practicable) to their holdings of ordinary shares on the record date for such allotment or sale; and • to holders of other equity securities, as required by the rights of those securities, or as the Directors of Carnival plc otherwise consider necessary, and so that the Directors of Carnival plc may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; (b) in the case of the authority granted under paragraph (a) of Proposal 18 and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (a) above or paragraph (c) below) of equity securities or sale of treasury shares up to a nominal amount of $31,013,697; and (c) in the case of the authority granted under paragraph (a) of Proposal 18 and/or in the case of any sale of treasury shares for cash, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraphs (a) or (b) above) up to a nominal amount equal to 20 percent of any allotment of equity securities or sale of treasury shares from time to time under paragraph (b) above, such authority to be used only for the purposes of making a follow-on offer which the Directors of Carnival plc determine to be of a kind contemplated by paragraph 3 of Section 2B of the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of this notice, such power to apply until the end of next year's Annual General Meeting (or, if earlier, until the close of business on July 4, 2025) but, in each case, during this period Carnival plc may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and/or treasury shares to be sold) after the power expires and the Directors of Carnival plc may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired.		
20	**GENERAL AUTHORITY TO BUY BACK CARNIVAL PLC ORDINARY SHARES** THAT Carnival plc be and is generally and unconditionally authorized to make market purchases (within the meaning of Section 693(4) of the Companies Act) of ordinary shares of $1.66 each in the capital of Carnival plc on such terms and in such manner as the Directors of Carnival plc may determine, and where such shares are held as treasury shares, Carnival plc may use them for the purposes of its employee share schemes, subject to the following conditions: (a) the maximum number of ordinary shares authorized to be acquired is 18,682,950; (b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is $1.66; (c) the maximum price which may be paid for an ordinary share is an amount (exclusive of expenses) equal to the higher of: • 105% of the average middle market quotation for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and • the higher of the last independent trade and the highest current independent bid for an ordinary share on the trading service venue where the purchase is carried out; and	FOR	95

Proposals		Board Recommendation	Page Reference
	(d) unless previously revoked or renewed, this authority shall expire at the end of next year's Annual General Meeting (or, if earlier, at close of business on July 4, 2025), but during this period Carnival plc may make contracts to purchase ordinary shares that would or might be executed wholly or partly after the authority expires and Carnival plc may make purchase of ordinary shares under any such contract as if the authority had not expired.		
21	**CARNIVAL PLC 2024 EMPLOYEE SHARE PLAN** To approve the Carnival plc 2024 Employee Share Plan as summarized in section "Approval of the Carnival plc 2024 Employee Share Plan" of this 2024 Proxy Statement.	FOR	97



There are 21 Proposals that require shareholder approval at the Annual General Meeting this year. The Directors unanimously recommend that you vote in favor of Proposals 1 through 21.

The Directors encourage you to submit your vote using one of the voting methods described herein. Submitting your voting instructions by any of these methods will not affect your right to attend the meeting in person should you so choose.

Voting Arrangements for Carnival plc Shareholders

Your vote is important. Carnival plc shareholders can vote in any of the following three ways:

1. by attending the Annual General Meeting and voting in person or, in the case of corporate shareholders, by corporate representatives;
2. by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of Annual General Meeting; or
3. by voting electronically as described below.

VOTING IN PERSON

If you come to the Annual General Meeting, please bring the attendance card (attached to the enclosed proxy form) with you. This will mean you can register more quickly.

In order to attend and vote at the Annual General Meeting, a corporate shareholder may appoint one or more individuals to act as its representative. The appointment must comply with the requirements of Section 323 of the Companies Act. Each representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting. If you are a corporation and are considering appointing a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting, you are strongly encouraged to pre-register your corporate representative to make registration on the day of the meeting more efficient. In order to pre-register, please email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.

Please note that shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be treated as, or considered to be, "in attendance" at the Annual Meetings and therefore will not be able to vote in person from Southampton.

VOTING BY PROXY

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote in his or her stead. A proxy need not be a shareholder of Carnival plc. A shareholder may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To appoint more than one proxy, please follow the notes contained in the proxy form. A person who is nominated to enjoy information rights in accordance with Section 146 of the Companies Act, but who is not a shareholder, is not entitled to appoint a proxy. Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton.

If you are a person nominated to enjoy information rights in accordance with Section 146 of the Companies Act you may have a right under an agreement between you and the member by whom you were nominated to be appointed, or to have someone else appointed, as a proxy for the meeting. If you have no such right, or you have such a right but do not wish to exercise it, you may have a right under such an agreement to give instructions to the member as to the exercise of voting rights.

To be effective, a duly completed proxy form and the authority (if any) under which it is signed, or a notarially certified copy of such authority, must be deposited (whether delivered personally or by post) at the offices of Carnival plc's registrars as soon as possible and in any event by no later than 1:30 p.m. (BST) on April 3, 2024.



Equiniti Limited
Aspect House
Spencer Road
Lancing BN99 6DA
United Kingdom

Alternatively, a proxy vote may be submitted via the Internet in accordance with the instructions set out on the proxy form.

In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which names stand on the register of shareholders of Carnival plc in respect of the relevant joint holding.

If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual, which can be viewed at **www.euroclear.com**. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Carnival plc may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by Carnival plc and approved by the Registrar. For further information regarding Proxymity, please go to **www.proxymity.io**. Your proxy must be lodged by 1:30 p.m. (BST) on April 3, 2024 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

VOTING ELECTRONICALLY

Shareholders are entitled to vote online at **www.sharevote.co.uk.** Shareholders voting electronically should vote as soon as possible, and in any event by no later than 1:30 p.m. (BST) on April 3, 2024.

SHAREHOLDERS WHO ARE ENTITLED TO ATTEND OR VOTE

Carnival plc, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 3, 2024 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6:30 p.m. (BST) on April 3, 2024 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Asking Questions at the Meeting

Any shareholder attending the meeting has the right to ask questions. Carnival plc must cause to be answered any such question relating to the business being dealt with at the meeting, but no such answer need be given if:

- to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
- the answer has already been given on a website in the form of an answer to a question; or
- it is undesirable in the interests of Carnival plc or the good order of the meeting that the question be answered.

Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, "in attendance" at the Annual General Meeting.

Documents Available for Inspection

Copies of all service agreements (including letters of appointment) between each Director and Carnival plc will be available for inspection during normal business hours on any weekday (public holidays excluded) at the registered office of Carnival plc from the date of this notice until and including the date of the meeting and at the place of the meeting for at least 15 minutes prior to and during the meeting.

Website Materials

This Proxy Statement and other information required by Section 311A of the Companies Act have been posted on our websites at **www.carnivalcorp.com** and **www.carnivalplc.com**.

You may not use any electronic address (within the meaning of Section 333 of the Companies Act) provided in this Proxy Statement (or in any related documents including the proxy form) to communicate with Carnival plc for any purposes other than those expressly stated.

Under Section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that Section have the right to require Carnival plc to publish on a website a statement setting out any matter relating to:

- the audit of Carnival plc's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or
- any circumstance connected with an auditor of Carnival plc ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act.

Carnival plc may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act. Where Carnival plc is required to place a statement on a website under Section 527 of the Companies Act, it must forward the statement to Carnival plc's auditor not later than the time when it makes the statement available on the website.
The business which may be dealt with at the Annual General Meeting includes any statement that Carnival plc has been required under Section 527 of the Companies Act to publish on a website.



By Order of the Board of Directors,

DOREEN S. FURNARI
Company Secretary

January 26, 2024

REGISTERED OFFICE
Carnival House | 100 Harbour Parade | Southampton SO15 1ST | United Kingdom

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

2023 Business Highlights

>12 Million **guests carried**	**>5 Million** **guests visited our private destinations**	**Benefitted from 3** **fantastic new ships**
		
$21.6 Billion **total revenue**	**13%** **debt reduction since our 1Q 2023 peak (~$5 billion)**	**>10%** **reduction in absolute GHG emissions as compared to our peak year of 2011**
		

Corporate Governance Highlights

Corporate Governance Best Practices

- ✔ 10 of our 12 Director Nominees are independent, including all members of the Audit, Compensation, Compliance, Health, Environmental, Safety and Security (“HESS”) and Nominating & Governance (“N&G”) Committees
- ✔ Presiding Director and Senior Independent Director, with defined responsibilities
- ✔ 5 of our 12 Director Nominees are female and two are ethnically diverse
- ✔ Balance of new and experienced Directors
- ✔ Majority voting for Directors in uncontested elections
- ✔ Stock ownership policy for Directors and executives
- ✔ Director overboarding policy (included in our Corporate Governance Guidelines)
- ✔ Regular shareholder engagement, including participation of independent Directors
- ✔ Annual Director evaluation and Committee assessment to ensure Board effectiveness
- ✔ All Directors attended over 75% of fiscal 2023 meetings
- ✔ Regular executive sessions of independent Directors
- ✔ Robust risk oversight
- ✔ Board review of our financial performance, strategy and succession planning
- ✔ Code of Business Conduct and Ethics
- ✔ Commitment to corporate social responsibility and sustainability

Our governance documents, including the Corporate Governance Guidelines, the Committee Charters and the Code of Business Conduct and Ethics, are available at **carnivalcorp.com/governance** and **carnivalplc.com/governance**.

Director Nominees at a Glance


Independence
83%
independent


Gender Diversity
Women
42%
diverse


Ethnic Diversity
Ethnically Diverse
17%
diverse


Age
40-59
70+
Median
65.5
years
60-69

Average: 65 years


Tenure
>10 years
0-5 years
Median
6.5
years
6-10 years

Average: 11.4 years

Name and Occupation	Age	Independent	Carnival Corporation and Carnival plc Director Since	Committee Memberships
Micky Arison Chair of the Board of Directors, Carnival Corporation & plc	74		Carnival Corporation: 1987 Carnival plc: 2003	
Sir Jonathon Band Former First Sea Lord and Chief of Naval Staff, the British Navy	74	✓	2010	HESS (Chair), Compliance, N&G
Jason Glen Cahilly Chief Executive Officer, Dragon Group LLC	53	✓	2017	Audit, Compensation
Nelda J. Connors Chairwoman and Chief Executive Officer, Pine Grove Holdings, LLC	58	✓	Nominee	N/A
Helen Deeble Former Chief Executive Officer, P&O Ferries Division Holdings Ltd	62	✓	2016	Compensation, HESS
Jeffrey J. Gearhart Former Executive Vice President, Global Governance and Corporate Secretary, Walmart, Inc.	59	✓	2020	Compliance (Chair), HESS
Katie Lahey Former Chair, Korn Ferry Australasia	73	✓	2019	HESS, N&G
Sara Mathew Former Chair, President and Chief Executive Officer, Dun & Bradstreet Corporation	68	✓	2022	Audit
Stuart Subotnick President and Chief Executive Officer, Metromedia Company	82	✓	Carnival Corporation: 1987 Carnival plc: 2003	N&G (Chair), Audit, Compliance
Laura Weil Founder and Managing Partner, Village Lane Advisory LLC	67	✓	2007	Audit (Chair), Compensation, Compliance
Josh Weinstein President, Chief Executive Officer and Chief Climate Officer, Carnival Corporation & plc	49		2022	
Randy Weisenburger Ⓟ Managing Member, Mile 26 Capital LLC	65	✓	2009	Compensation (Chair), Compliance, HESS, N&G

Executive Compensation Highlights

COMPENSATION POLICIES AND PRACTICES

What We Do

- ✔ Independent Compensation Committees that review and approve all compensation for our Named Executive Officers
- ✔ Independent compensation consultant
- ✔ Annual Say-on-Pay vote
- ✔ Stock ownership policy for Directors and executive officers
- ✔ Compensation Committees assess compensation practices to deter excessive risk-taking
- ✔ Pay-for-performance philosophy
- ✔ Mix of compensation which includes short-term cash and long-term equity-based compensation
- ✔ Robust clawback policy that complies with SEC and corresponding NYSE Listed Company Manual 303A.14 (“NYSE 303A.14”) requirements

What We Don’t Do

- ✕ No guaranteed or unlimited incentive payouts in our annual bonus plan
- ✕ No evergreen provisions in our equity plan
- ✕ No short sales, short-term hedging or margin sales of our securities
- ✕ No stock option repricing
- ✕ No liberal share recycling of stock options or stock appreciation rights
- ✕ No pension plans or supplemental deferred compensation or retirement plans for our Named Executive Officers
- ✕ No single-trigger change in control equity vesting
- ✕ No Section 280G gross-up payments in the event of change of control

PRINCIPAL COMPENSATION OBJECTIVES

We believe that our executive compensation program should be appropriately tailored to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term and supporting a strong focus on retention. Our executive compensation program is designed to:


1

Reward results and effective strategic leadership through the use of both short-term and long-term incentives, taking into account each executive’s performance, experience and responsibilities.


2

Align executive interests with those of our shareholders by making a substantial portion of compensation at risk and performance-based.


3

Remain competitive in the marketplace in order to attract, motivate and retain our talent that we believe is necessary to achieve our financial and strategic goals.

TOTAL TARGET COMPENSATION MIX[(1)]


CEO
Base Salary
14%
86%
At-risk
Annual
Incentive
Bonus
29%
Long-Term
Equity
Incentives
57%
Other NEOs
Base Salary
29%
71%
At-risk
Long-Term
Equity
Incentives
44%
Annual
Incentive Bonus
27%

(1) At-risk compensation includes the Annual Incentive Bonus that is subject to performance criteria and the Long-Term Equity Incentives that are subject to change in value based on share price movements during the vesting period.

SHAREHOLDER ENGAGEMENT

Carnival Corporation & plc has a long-standing shareholder outreach program and we believe constructive dialogue with our shareholders is a fundamental pillar of effective corporate governance. We engage routinely throughout the year with our shareholders on a variety of topics relevant to the long-term success of our business.

Our engagement program is primarily led by our investor relations team and members of senior management. In certain situations, meetings might include Chairs of Board Committees or our Presiding Director and Senior Independent Director (who is also the Chair of our Compensation Committees). Directors participate in select engagements to share their perspective and receive feedback directly from our shareholders. We believe this multifaceted shareholder engagement process allows for shareholder feedback and concerns to be appropriately considered and addressed by management and the Boards.

Throughout fiscal 2023, we engaged with a significant number of our shareholders. Our Chair of the Boards, Senior Independent Director and Presiding Director (who is also the Chair of our Compensation Committees) as well as our Chief Executive Officer (the “CEO”) and certain other members of senior management, participated in select meetings with shareholders during the year. Our dialogues covered several topics of significance to us and our shareholders, including:

- Updates on our strategic, financial and operating priorities and recent performance;
- Enhancements made to our executive compensation program and related disclosures for 2023;
- Recent Board refreshment, Board composition and diversity; and
- Progress on our environmental, health, safety and sustainability initiatives, including our emission reduction strategy.

We also engage with our retail shareholders throughout the year. Retail shareholders as well as all other shareholders are given the opportunity to attend our annual meetings of shareholders as well as ask questions and share their feedback with our Boards and management. In addition, our investor relations team responds to a significant number of questions and comments from retail shareholders every year and shares them with other departments and the Boards, as appropriate.

The feedback we receive in our meetings is shared with our senior management, full Boards and relevant Committees, who use it to inform decision-making regarding our practices, policies, and disclosures. For example, as described in our 2023 Proxy Statement, shareholder feedback has been an important input to our Compensation Committees’ decision-making process regarding our 2022 and 2023 compensation program structure and related disclosure enhancements. Shareholder input also informed our inclusion of a detailed skills matrix in this Proxy Statement, as shown below under “2024 Nominees for Election or Re-Election to the Boards” and enhancements to our fiscal 2023 Sustainability Report.

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY



PROTECTING THE ENVIRONMENT

In 2021, we established goals for 2030 which incorporate six key focus areas listed below that align with elements of the United Nation's Sustainable Development Goals and build on the momentum of our successful achievement of our 2020 sustainability goals: climate action; circular economy; good health and well-being; sustainable tourism; biodiversity and conservation; and diversity, equity and inclusion.

A key focus of our sustainability efforts is climate action, which includes our commitment to reduce emissions. Our absolute GHG emissions peaked in 2011 and since that time we have decreased our emissions (on a tank-to-wake basis) by over 10%, despite capacity growth of 30% over the same period. In 2023 we continued to improve our industry-leading fuel-efficiency and pulled forward our GHG intensity reduction goal to 2026. Our revised reduction goal is to achieve 20% carbon intensity reduction by 2026 relative to our 2019 baseline measured in both grams of CO_2e per available lower berth kilometer and kilograms of CO_2e per available lower berth day ("ALBD").

We have a four-part strategy to help us achieve our GHG intensity reduction goals:

- Fleet optimization: delivering larger, more efficient ships as part of our ongoing newbuild program, some of which may replace existing ships in our fleet
- Energy efficiency: continuing to improve our existing fleet's energy efficiency through investment in projects such as service power packages, air lubrication systems and expanding shore power capabilities
- Itinerary efficiency: designing more energy-efficient itineraries and focusing on operational execution and investing in strategically located port and destination projects
- New technologies and alternative fuels: investing in a first-of-its-kind lithium-ion battery storage system and exploring carbon capture and storage. We are also supporting the adaptation of alternative fuels, including biofuels such as methanol, which we are assessing as a future low GHG emission fuel option for our ships

In addition to our 2030 sustainability goals, we are also pursuing net zero emissions from ship operations by 2050, aligned with the International Maritime Organization's revised strategy. Achieving this goal will require energy sources and technologies that do not yet exist. While fossil fuels are currently the only scalable and commercially viable option for our industry, we are closely monitoring technology developments and pioneering important sustainability initiatives in the cruise industry. We have partnered with companies, universities, research bodies, non-governmental organizations, and other key organizations to help identify and scale new technologies not yet ready for the cruise industry.

We are piloting maritime scale battery technology, working with classification societies and other stakeholders to assess lower GHG emission fuel options for cruise ships and assessing carbon capture and storage technologies. We have successfully piloted the use of biofuel as a replacement for fossil fuel on three ships. To provide a path to net zero emissions, alternative low GHG emission fuels will be necessary for the maritime industry; however, there are significant supply challenges that must be resolved before viability is reached.

We continue to make progress on the implementation of Service Power Packages, a comprehensive set of technology upgrades, including updates to ship hotel HVAC systems, technical systems upgrades, state-of-the-art LED lighting systems and remote monitoring and optimization of energy usage and performance, which will be implemented over the next several years across a portion of our fleet. The Service Power Package upgrades are part of our ongoing energy efficiency investment program and are expected to further improve energy savings and reduce fuel consumption. Upon completion, these upgrades are expected to deliver an average of 5-10% fuel savings per ship.

We also have nine Air Lubrication Systems ("ALS") currently operating in our fleet and have additional installations in progress and planned for the future. ALS cushion the flat bottom of a ship's hull with air bubbles, which reduces the ship's frictional resistance and the propulsive power required to drive the ship through the water, which generate approximately 5% savings in fuel consumption for propulsion and reductions in GHG emissions on ALS-equipped ships when operating in the appropriate speed range.

We have eight LNG powered cruise ships in operation as of November 30, 2023 and three that are expected to join the fleet through 2025. In total, these 11 ships are expected to represent over 20% of our total future capacity by summer 2025. While LNG is a fossil fuel and generates GHG emissions, its direct CO2 emissions are lower than those of conventional fuels and it emits effectively zero sulfur oxides (only the sulfur in the pilot fuel is present), reducing nitrogen oxides by 85% and particulate matter by 95%-100%. Both on a tank-to-wake and well-to-wake basis when measured using the scientifically accepted 100-year global warming potential, LNG has lower overall GHG emissions than conventional fuels. In the absence of market-ready zero-emission fuels, LNG is currently the best readily available fuel to help reduce ship GHG emissions now. The types of engines that we use are subject to small amounts of methane slip (the passage of un-combusted methane through the engine). We are working closely with our engine manufacturers and other technology providers to further mitigate methane slip and we are part of the Methane Abatement in Maritime Innovation Initiative. We are also evaluating options to remove unburnt methane from exhaust streams.

We pioneered the use of Advanced Air Quality Systems on board our ships to aid in the reduction of sulfur and are promoting the use of shore power.

We have also made significant strides in reducing waste and single use plastics as part of our efforts to meet our 2030 circular economy goals:

- Achieved a 38% unit food waste reduction compared to 2019
- Continued to remove single-use plastic items from the fleet, having removed hundreds of millions of items since 2018

To incentivize performance on our sustainability priorities, our executive compensation program in 2023 also includes quantitative environmental and sustainability metrics in the Management Incentive Plan bonus and the performance-based equity grants.



PROMOTING DIVERSITY AND INCLUSION

We believe that creating an environment where diversity is welcomed and inclusion and belonging is fostered are not only important topics in corporations and boardrooms world-wide, but they are actions which are critically important to sustaining the success of our business. We strive to achieve greater performance through capturing the power of employee diversity across all elements such as race, ethnicity, age, gender and sexual orientation and identification.

Accordingly, Josh Weinstein, our President, CEO and Chief Climate Officer, has committed to Catalyst's "Catalyst CEO Champions for Change" initiative to support the advancement of women's leadership and diversity in the workplace.

We are also a global partner of the International LGBTQ+ Travel Association (IGLTA), the world's leading network of LGBTQ+ welcoming tourism businesses. Through our partnership, we will help promote equality and safety for LGBTQ+ tourism worldwide.

Our efforts to promote diversity and inclusion have been recognized in 2023 with several top employer awards for advancing inclusion and supporting diversity in the workplace.



INVESTING IN OUR COMMUNITIES

Sustainable tourism is one of our ongoing priorities. Every year we find new ways to foster shared value, mutual growth, and goodwill with our destination partners—and 2023 was no exception. We also seek out meaningful ways to help address pressing needs in destination communities. For example, in 2023 we began exploring collaborative waste management solutions with several Caribbean nations whereby we collect and transport recyclable materials to offshore recycling centers to help relieve local landfill volumes. We also extended a helping hand to fund recovery efforts in disaster-stricken areas in Hawaii and Acapulco.

As part of our commitment to reduce food waste and help our destination communities, Costa Cruises, one of our brands, donates food to port communities served by Costa Cruises in partnership with local organizations.

We also continued construction on a new cruise port destination, Celebration Key, which is expected to open in 2025 and will provide business opportunities for the residents of Grand Bahama with an estimated 1,000 local jobs.

Through Carnival Foundation, which oversees many of our philanthropic endeavors, we are also dedicated to creating positive change through empowering youth, enhancing education and strengthening families in the communities where we live and work. Carnival Foundation and the brands of Carnival Corporation & plc support a broad spectrum of organizations that positively impact thousands of youth and families each year through charitable giving, in-kind donations and volunteerism. Whether it is providing job training to the homeless, preserving and protecting the environment, furthering medical research or investing in our future through education and mentoring, the reach of Carnival Foundation is all-encompassing.

During times of crisis, Carnival Foundation works closely with national and international relief organizations, coordinating corporate and employee donations for emergencies, such as hurricanes in the U.S. and in the Caribbean.

Carnival Foundation’s contributions are spread to communities where the brands operate, but focus on organizations in South Florida, where Carnival Corporation & plc is headquartered.

Governance and Board Matters



PROPOSALS 1-12

Election or Re-Election of Directors

1	Micky Arison	**5**	Helen Deeble	**9**	Stuart Subotnick
2	Sir Jonathon Band	**6**	Jeffrey J. Gearhart	**10**	Laura Weil
3	Jason Glen Cahilly	**7**	Katie Lahey	**11**	Josh Weinstein
4	Nelda J. Connors	**8**	Sara Mathew	**12**	Randy Weisenburger

Governance

GOVERNANCE PHILOSOPHY

We are committed to governance policies and practices so that shareholder and other stakeholder interests are represented in a thoughtful and independent manner. Sound principles of corporate governance are critical to obtaining and retaining the trust of investors. They are also vital in securing respect from other key stakeholders and interested parties, including our workforce, guests and suppliers, the communities in which we conduct business, government officials and the public-at-large. We believe that our governance framework contributes to the delivery of our corporate strategy in a number of ways. The Boards and our Board Committees support our senior management in the development, refinement and execution of our corporate strategy by providing independent oversight and valuable input based on their wealth of knowledge and experience in their areas of expertise. The Boards also oversee our risk review and assessment processes, while our Board Committees provide oversight over risks within their area of remit, all of which are incorporated into our strategic planning.

DUAL-LISTED ARRANGEMENT CONSIDERATIONS

Carnival Corporation and Carnival plc operate under a dual listed company ("DLC") arrangement with primary stock listings in the United States ("U.S.") and the United Kingdom ("UK"). Accordingly, we implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. While there are customs or practices that differ between the two countries, we believe our corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Our corporate governance principles are set forth in our Corporate Governance Guidelines and the charters of our Board Committees. The actions described in these documents, which the Boards have reviewed and approved, implement applicable requirements, including the New York Stock Exchange listing requirements and, to the extent practicable, the UK Corporate Governance Code published by the UK Financial Reporting Council in July 2018 (the "UK Corporate Governance Code"), as well our own vision of good governance.

We will continue to monitor governance developments in the U.S. and the UK to ensure a vigorous and effective corporate governance framework of the highest international standards.

Our Corporate Governance Guidelines, copies of the charters of our Board Committees and our organizational documents are available under the

"Governance" section of our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards are elected by the shareholders to exercise business judgment to act in what they reasonably believe to be in the best interests of Carnival Corporation & plc and its shareholders. The Boards select and oversee the members of senior management, who are charged by the Boards with conducting the business of Carnival Corporation & plc.

Nominations of Directors

NOMINATION PRINCIPLES AND PROCESS

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Nominating & Governance Committee. As the DLC arrangement requires that there be identical Boards of Directors, the Nominating & Governance Committees make one set of determinations in relation to both companies.

The Nominating & Governance Committees, which are made up of independent Directors, actively seek individuals qualified to become Board members and recommend to the Boards the nominees to stand for election as Directors at the Annual Meetings of Shareholders or, if applicable, at a Special Meeting of Shareholders.

All nominations and appointments to the Boards are based on merit and objective criteria. When nominating candidates for the Boards of Directors, including incumbent Directors eligible for re-nomination, regardless of the source of the nomination, the Nominating & Governance Committees will consider, in accordance with their charter and the Board Diversity Policy, such factors as they deem appropriate, including, but not limited to:

- the candidate's judgment;
- the candidate's skill;
- contributions to the Boards of Directors (with respect to incumbent Directors);
- diversity considerations, including with respect to diversity of experience, professions, skills, geographic representations, knowledge and abilities, as well as race or ethnicity, age and gender;
- the candidate's experience with business and other organizations of comparable size;
- the interplay of the candidate's experience with the experience of other members of the Boards; and
- the extent to which the candidate would be a desirable addition to the Boards and any Committees of the Boards.

TIME COMMITMENTS AND OVERBOARDING

All candidates for nomination or re-nomination, including incumbent Directors, have to disclose their other significant commitments and provide confirmation to the Nominating & Governance Committees that they have sufficient time available to fulfill the obligations of the office. The Nominating & Governance Committees provides such disclosure and confirmation to the Boards for their consideration prior to the nomination or re-nomination of a candidate. All candidates for nomination or re-nomination must also comply with our overboarding policy which is included in our Corporate Governance Guidelines. The overboarding policy limits Directors to a maximum of four public company boards, with chief executive officers and executive officers of public companies limited to a maximum of two public company boards. The Chair of our Boards is also not permitted to serve as a chair of any other public company board. The overboarding policy is reviewed annually as part of the Boards' review of the Corporate Governance Guidelines. All Directors currently serving are compliant with the overboarding policy and all nominees for election or re-election are required to be compliant as of the 2024 Annual Meetings of Shareholders. Ms. Connors, who has been nominated for election for the first time, will not be in compliance with the overboarding policy as of the 2024 Annual Meetings of Shareholders. However, since she will not be seeking re-election to Boston Scientific's board of directors in 2024 which will bring Ms. Connors in compliance with our policy, the N&G Committees have agreed to temporarily waive the overboarding policy with respect to Ms. Connors until Boston Scientific's 2024 annual meeting (expected in May).

Board Evaluation Process

The Boards maintain a comprehensive annual evaluation process that guides our Director nomination and refreshment process. This includes both a rigorous regular process as well as a different tri-annual process in lieu of the regular process conducted in partnership with an external third-party governance expert, to support a holistic and thorough evaluation.

REGULAR PROCESS:	PROCESS EVERY THIRD YEAR:
Assessment	
• Questionnaires to assess performance completed by all Board members	• Independent assessment of the Boards by third party governance expert
Initial Review	
• N&G Committees review questionnaires and individual Director performance • Each Committee reviews its performance	• Senior Independent Director reviews results of the independent assessment with the third party governance expert
Final Review	
• N&G Committees and all other Committees present results to the Boards • Boards review results and confirm whether each Director and Committee performed effectively	• Third party governance expert presents results and recommendations to the Boards • Boards review results and confirm whether each Director and Committee performed effectively
Feedback	
• Boards and their Committees review strengths and areas of improvement • Boards and their Committees identify follow up matters from evaluation	

The N&G Committees and the Boards conduct annual performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors. As part of this process in 2023, each Director was required to complete a questionnaire about the performance of the Boards and their Committees. All questionnaires were reviewed and assessed by the N&G Committees. In addition, the N&G Committees reviewed the individual performance of each member of the Boards of Directors focusing on his or her contribution to Carnival Corporation and Carnival plc and also discussed and reviewed with Non-Executive Directors any significant time commitments they have with other companies or organizations. The N&G Committees reported the results of their review to the Boards. The Boards determined that each nominee was an effective and committed member of the Boards and the Board Committees on which each serves.

During fiscal 2023, all Committees of the Boards also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the N&G Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Committees continued to function effectively and continued to meet the requirements of their respective charters.

In 2022, the N&G Committees engaged a third-party governance expert to perform an assessment of the effectiveness of the Boards. The third-party governance expert interviewed each Director and members of senior management who interact substantially with the Boards, reviewed the results of the assessment with the Senior Independent Director, and then presented the results of the assessment as well as recommendations to the full

Boards, including our Chair, in late 2022. Refer to "Board Performance Evaluations" in the Carnival plc Corporate Governance Report for additional information regarding the third-party governance expert's assessment.

Board Refreshment

We have added four new Directors to our Boards since 2019, including two women, and nominated a fifth Director who is female.


2019
1 new Director joined
• Katie Lahey
2020
1 new Director joined
• Jeffrey J. Gearhart
2022
2 new Directors joined
• Josh Weinstein
• Sara Mathew
2024
1 new Director nominated
• Nelda J. Connors

Assuming the election or re-election of all nominees to the Boards, following the Annual Meetings of Shareholders, 42% of the members of the Boards will be women (being five of 12 members) and two Directors will be ethnically diverse.

The N&G Committees also use their best efforts to ensure that the composition of the Boards adheres to the independence requirements applicable to companies listed for trading on the New York Stock Exchange and the London Stock Exchange. The N&G Committees and the Boards utilize the same criteria for evaluating candidates regardless of the source of the referral. Other than the foregoing, there are no stated minimum criteria for Director nominees.

The N&G Committees identify nominees by first evaluating the current members of the Boards willing to continue in service. As part of Director succession planning, current members of the Boards with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Boards with that of obtaining a new perspective. If any member of the Boards does not wish to continue in service or if the N&G Committees or the Boards decide not to re-nominate a member for re-election, the N&G Committees identify the desired skills and experience of a new nominee in light of the criteria above. Current members of the N&G Committees and the Boards are polled for suggestions as to individuals meeting the criteria of the N&G Committees. The N&G Committees may consider candidates proposed by management but are not required to do so. The N&G Committees generally use third-party search firms to identify and attract potential nominees.

Board Orientation and Education

As part of our new Director orientation program, new Directors meet with the Company Secretary, senior management and Board leadership, as appropriate, and are also provided with a variety of orientation materials to familiarize them with Carnival Corporation & plc's business, strategy, structure of the Boards and the committees, as their duties and responsibilities under U.S. and UK laws and regulations, and other relevant topics.

All existing Directors are encouraged to continue to develop their skills and knowledge. We provide a number of different presentations and educational programs for Directors by senior management and outside experts on topics such as industry trends, corporate governance and sustainability developments, cybersecurity, and other topics related to areas of Board oversight. Directors are also encouraged to attend additional continuing educational programs. They also receive materials and updates from management on a regular basis regarding new developments, changes or trends.

2024 Nominees for Election or Re-Election to the Boards

The DLC arrangement requires the Boards of Carnival Corporation and Carnival plc to be identical. Shareholders are required to approve the election or re-election of Directors to each Board. There are 12 nominees for election or re-election to each Board of Directors. Each nominee currently serves as a Director of both companies, and each nominee is standing for re-election, except for Nelda J. Connors, who was recommended as a nominee by the N&G Committees and nominated by the Boards for election at the 2024 Annual Meetings of Shareholders after an extensive selection process involving a third-party search firm. All Board nominees are to be elected or re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

All of the nominees have indicated that they will be willing and able to serve as Directors.

With respect to each Board nominee set forth below, the information presented includes such person's age, the year in which such person first became a Director, any other position held with Carnival Corporation and Carnival plc, such person's principal occupations during at least the past five years, any directorships held by such nominee in public or certain other companies over the past five years, the nominee's qualifications, including particular areas of expertise, to serve as a Director and the reasons why their contributions are, and continue to be, important to our long-term sustainable success.



Accordingly, the Boards of Directors unanimously recommend a vote FOR the election or re-election of each of the Director nominees.

DIRECTOR SKILLS AND QUALIFICATIONS

The N&G Committees endeavor to ensure that our Boards are composed of Directors who collectively bring a wide variety of business backgrounds, experiences, skills and perspectives that provide relevant strategic and operating insight and contribute to the Boards' ability to effectively oversee our business strategy. The following table describes certain experiences, qualifications and skills that the Boards have identified as important to carrying out our business strategy and allowing the Boards to effectively fulfill their responsibilities. The attribution of skills to Director nominees reflects careful consideration of each nominee's professional history and experience in the context of relevance to the Boards' defined set of priority skills and qualifications.

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Travel, Leisure & Hospitality	Experience in relevant industries such as travel, tourism, leisure and hospitality provides a deep understanding of our business strategy, operations and key markets	6/12
Maritime & HSE	Experience in the maritime industry and relevant health, safety and environment matters, provides a critical understanding of our strategic, operating, health and safety, and environmental sustainability priorities	6/12
CEO / Senior Leadership	Experience serving as a public company CEO or other senior leadership role can hone skills in core management areas — such as strategic planning, financial reporting, compliance, risk management and leadership development — providing valuable practical understanding of complex organizations	12/12
International Perspective	Leadership experience in organizations that operate across diverse and evolving political systems, economic conditions, and cultures provides valuable perspectives for oversight of the risks and opportunities within Carnival's extensive international business operations	12/12
Finance & Accounting	Expertise in finance, capital markets and financial reporting processes enables our Directors to effectively monitor and assess our operating and strategic performance and capital allocation approach, and ensure accurate financial reporting and robust controls	10/12
Corporate Governance	Public company board experience provides insight into new and alternative practices which informs our commitment to excellence in corporate governance and helps ensure that the Boards are functioning as an effective and cohesive oversight body with independent perspectives	11/12
Strategy, Operations & Risk Management	Experience identifying, managing and mitigating key strategic and operational risks — such as competition, regulatory compliance, brand integrity, cybersecurity, human capital and sustainability — promotes effective oversight of our material risks and opportunities and contributes to effective oversight of strategy in a variety of operating environments	12/12
Media, Marketing & Retail	Experience developing and overseeing media, marketing and retail strategies provides the Boards with valuable insight into how to most impactfully reach consumers and other stakeholders	8/12

Experiences, Competencies & Skills	Director Qualifications for Possessing the Skill	Director Nominees with this Skill
Technology & Cybersecurity	Experience understanding and managing information technology and cybersecurity matters is increasingly important to mitigate risks to our business, and helps our team address innovation and competitiveness in a rapidly evolving technological age	6/12
Government, Legal & Regulatory	Experience in government or legal services allows the Boards to develop their long-term strategies by incorporating current and potential changes in public policy and regulation relevant to Carnival's business and operations	9/12

Experiences, Qualifications & Skills	Arison	Weinstein	Band	Cahilly	Connors	Deeble	Gearhart	Lahey	Mathew	Subotnick	Weil	Weisenburger
Travel, Leisure & Hospitality	●	●		●		●		●		●		
Maritime & HSE	●	●	●		●	●		●				
CEO / Senior Leadership	●	●	●	●	●	●	●	●	●	●	●	●
International Perspective	●	●	●	●	●	●	●	●	●	●	●	●
Finance & Accounting	●	●		●	●	●	●		●	●	●	●
Corporate Governance	●		●	●	●	●	●	●	●	●	●	●
Strategy, Operations & Risk Management	●	●	●	●	●	●	●	●	●	●	●	●
Media, Marketing & Retail	●	●		●				●	●	●	●	●
Technology & Cybersecurity		●	●	●	●				●		●	
Government, Legal & Regulatory		●	●	●	●	●	●	●	●			●

MICKY ARISON



AGE 74

Carnival Corporation Director since 1987

Chair of the Board of Carnival Corporation since 1990

Carnival plc Director since 2003

Chair of the Board of Carnival plc since 2003

COMMITTEES

- None

KEY EXPERIENCE AND QUALIFICATIONS

- **Developed a comprehensive understanding of all aspects of our global business strategy, operations, key markets, regulatory landscape, and the maritime and travel and leisure industries through decades of executive and Board experience, including as our former Chief Executive Officer**
- **Significant leadership experience has given Mr. Arison unique insight into important functions such as our financing, shipbuilding, risk management, human capital management, marketing strategies, and health, safety and environment that are important to enabling successful execution of our strategic priorities and ongoing operations**
- **Played a critical role in the development and evolution of our corporate governance practices to support the most effective oversight of our strategy through tenure as Chair of our Boards**

CAREER HIGHLIGHTS

- Carnival Corporation & plc
  - Chair of the Board of Directors, Carnival Corporation (1990 to present)
  - Chair of the Board of Directors, Carnival plc (2003 to present)
  - CEO, Carnival Corporation (formerly known as Carnival Cruise Lines) (1979 to 2013)
  - CEO, Carnival plc (2003 to 2013)

OTHER PUBLIC COMPANY BOARDS

- None

SIR JONATHON BAND



AGE 74

INDEPENDENT Carnival Corporation Director since 2010

INDEPENDENT Carnival plc Director since 2010

COMMITTEES

- Compliance
- HESS (C)
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- **Gained substantial experience in maritime and security matters through 42 years of service with the British Navy, contributing to expansive understanding of our global operations, physical and technological security considerations, human capital matters, risk management and regulatory landscape.**
- **Direct experience in the maritime industry and in-depth knowledge of our operations position Sir Jonathon to effectively chair the HESS Committees and provide oversight of sustainability, health and safety risks and compliance with related legal and regulatory requirements**
- **Current and previous experience serving on boards of public companies with international operations provides Sir Jonathon with deep corporate governance experience in a global context**

CAREER HIGHLIGHTS

- The British Navy
  - First Sea Lord and Chief of Naval Staff, the most senior officer position in the British Navy (2006 to 2009, when he retired)
  - Admiral and Commander-in-Chief Fleet (2002 to 2006)
  - Served as a naval officer in increasing positions of authority (1967 to 2002)

OTHER PUBLIC COMPANY BOARDS

- Harland & Wolff Group Holdings plc (2021 to present)

PRIOR COMPANY BOARDS

- Survitec Group (2015 to 2019)
- Lockheed Martin UK Limited (2010 to 2015)

JASON GLEN CAHILLY



AGE 53

INDEPENDENT Carnival Corporation Director since 2017

INDEPENDENT Carnival plc Director since 2017

COMMITTEES

- Audit
- Compensation

KEY EXPERIENCE AND QUALIFICATIONS

- **Brings over 25 years of experience in senior leadership and public and private company board roles, including as Chief Strategic and Financial Officer of the National Basketball Association (the "NBA") and as Goldman Sachs' Global Co-Head of Media and Telecommunications**
- **Direct experience in global media, technology, communications, entertainment, sports, leisure, and finance sectors**
- **Deepens our Boards' understanding and oversight of global strategy, financial and risk management, technology, legal, regulatory, human capital management and corporate governance matters**

CAREER HIGHLIGHTS

- **Dragon Group LLC and its affiliates**, a private firm that provides capital and business management consulting and advisory services worldwide
  - Chief Executive Officer (2017 to present)
- **The NBA**, a North American professional basketball league
  - Chief Strategic & Financial Officer (2013 to 2017)
- **Goldman Sachs & Co.**, a global investment banking, securities and investment management firm
  - Partner; Global Co-Head of Media and Telecommunications; Head of Principal Investing for Technology, Media & Telecommunications (TMT); Co-Head of TMT Americas Financing Group; and other roles of increasing responsibility (2000 to 2012)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)

PRIOR COMPANY BOARDS

- NBA China (2013 to 2017)

NELDA J. CONNORS



AGE 58

New INDEPENDENT Carnival Corporation Director Nominee

New INDEPENDENT Carnival plc Director Nominee

COMMITTEES

- N/A

KEY EXPERIENCE AND QUALIFICATIONS

- **Over 25 years of senior executive experience in diverse and heavily regulated industries provides Ms. Connors comprehensive understanding of strategy, risk management, regulatory matters, health and safety, and complex operations across different markets**
- **Strong financial acumen and financial reporting skills developed through leadership of an independent investment firm and public company executive roles contribute to our Boards' oversight of financial matters**
- **Extensive experience overseeing corporate governance, strategy and risk, human capital management, and regulatory considerations in a public company context gained through service on public company boards, including in key committee leadership roles**

CAREER HIGHLIGHTS

- **Pine Grove Holdings, LLC,** a privately held investment company.
  - Chairwoman and Chief Executive Officer (2011 to present)
- **Atkore International Inc.** (formerly the Electrical and Metal Products division of Tyco International)
  - President and Chief Executive Officer (2008 to 2010)
- **Eaton Corporation**, a global electrical and automotive supplier
  - Vice President (2002 to 2008)

OTHER PUBLIC COMPANY BOARDS

- Otis Worldwide Corporation (2022 to present)
- Zebra Technologies Corporation (2022 to present)
- Baker Hughes Company (2020 to present)
- Boston Scientific Corporation (2009 to present)*

PRIOR COMPANY BOARDS

- BorgWarner Inc. (2020 to 2022)
- Enersys (2017 to 2021)
- Delphi Technologies PLC (2017 to 2020)
- CNH Industrial N.V. (2020)
- Echo Global Logistics, Inc. (2013 to 2020)

* On November 22, 2023, Boston Scientific Corporation has announced that Ms. Connors will not stand for re-election at Boston Scientific Corporation's 2024 annual meeting of stockholders (expected in May).

HELEN DEEBLE



AGE 62

INDEPENDENT Carnival Corporation Director since 2016

INDEPENDENT Carnival plc Director since 2016

COMMITTEES

- Compensation
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- **Over 30 years of strategic, financial and operational leadership experience in the global maritime and travel industries provide Ms. Deeble deep insight into our key markets, risk management, financing activities, and human capital management in a maritime environment**
- **Contributes to the Boards' oversight of financial and accounting matters and regulatory compliance as a certified UK Chartered Accountant and former senior executive**
- **Service on public company and advisory boards provides Ms. Deeble with additional expertise in corporate governance, the maritime industry, sustainability, supply chain and regulatory matters**

CAREER HIGHLIGHTS

- **P&O Ferries Division Holdings Ltd.**, a pan-European shipping and logistics business
  - Chief Executive Officer (2006 to 2017)
  - Chief Operating Officer (2004 to 2006)
  - Chief Financial Officer (1998 to 2003)
- **UK Chamber of Shipping**, the UK shipping industry trade association
  - VP and President (2011 to 2013)
- **Awarded Commander of the Order of the British Empire** for services to shipping (2013)
- **Stena Line UK**, a European passenger and freight operator
  - Senior finance roles including Chief Financial Officer (1993 to 1998)

OTHER PUBLIC COMPANY BOARDS

- Non-Executive Director, CMO Group PLC (2021 to present)

PRIOR COMPANY BOARDS OR ENGAGEMENTS

- Member of the Supervisory Board, the UK Chamber of Shipping (2011 to July 2023)
- Non-Executive Director, the Port of London Authority (2014 to 2020)
- Board member of Standard P&I Club, an insurance mutual representing ship owners globally to manage insurance costs over the long term (2014 to 2018)
- Board member and member of the regulatory committee of Interferry, a trade organization for ferry operators globally

JEFFREY J. GEARHART



AGE 59

INDEPENDENT Carnival Corporation Director since 2020

INDEPENDENT Carnival plc Director since 2020

COMMITTEES

- Compliance (C)
- HESS

KEY EXPERIENCE AND QUALIFICATIONS

- **Contributes deep understanding of global legal, regulatory and compliance matters gained from roles leading the governance and legal organizations at Walmart and as a national law firm partner, which also supports effective oversight of compliance with all laws, regulations and policies applicable to us**
- **Substantial experience managing financial, strategic, compliance and regulatory risks in a global organization contributes to our Boards' understanding and oversight of key risks and their impact on our strategy**
- **Brings strong corporate governance expertise developed in the Corporate Secretary and senior leadership roles at Walmart and through service as a public company Board member**

CAREER HIGHLIGHTS

- **Walmart, Inc.**, a global retailer
  - Executive Vice President, Global Governance and Corporate Secretary, responsible for oversight of Walmart Inc.'s global legal, compliance, ethics and security and investigation functions, among others (2012 to 2018)
  - Executive Vice President, General Counsel and Corporate Secretary (2010 to 2012)
  - Executive Vice President, General Counsel (2009 to 2010)
  - Senior Vice President and Deputy General Counsel (2007 to 2009)
  - Vice President and General Counsel, Corporate Division (2003 to 2007)
- **Kutak Rock LLP**, a national law firm
  - Partner, Corporate Securities and Mergers and Acquisitions (1998 to 2003)

OTHER PUBLIC COMPANY BOARDS

- Bank OZK (2018 to present)

KATIE LAHEY



AGE 73

INDEPENDENT Carnival Corporation Director since 2019

INDEPENDENT Carnival plc Director since 2019

COMMITTEES

- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- **Extensive experience in the maritime, travel, tourism, leisure, and hospitality industries in corporate, industry association and government roles bolsters our Boards' collective industry expertise and ability to navigate strategic opportunities and challenges**
- **Brings meaningful insights into human capital management, succession planning and global talent acquisition and development through experience leading a leadership and talent firm**
- **Developed a rich understanding of media and marketing, including the particular concerns of the tourism and transportation sectors, through her leadership of the Business Council of Australia and other roles, which supports the Boards' oversight of our business and marketing strategies**

CAREER HIGHLIGHTS

- **Korn Ferry Australasia**, a leadership and talent firm
  - Non-Executive Chair (2019)
  - Executive Chair (2011 to 2019)
- **The Tourism and Transport Forum Australia**, a tourism and transportation industry group
  - Chair (2015 to 2018)
- **Carnival Australia**, a division of Carnival plc
  - Executive Chair (2006 to 2013)
- **Business Council of Australia**, an association of chief executives of leading companies
  - Chief Executive (2001 to 2011)
- Additional roles as Chief Executive of the **State Chamber of Commerce** (1995 to 2001); Chief Executive of the **Sydney City Council** (1992 to 1995); and Chairman & Chief Executive Officer of the **Victorian Tourism Commission** (1989 to 2022)

INDUSTRY RECOGNITION

- Member of the Order of Australia, for her significant services to business and commerce and the arts (2013)
- Awarded a Centenary Medal, for her contributions to Australian society in the area of business leadership (2003)

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- Non-Executive Director, The Star Entertainment Group Limited (2012 to 2022)

SARA MATHEW



AGE 68

INDEPENDENT Carnival Corporation Director since 2022

INDEPENDENT Carnival plc Director since 2022

COMMITTEES

- Audit

KEY EXPERIENCE AND QUALIFICATIONS

- **Possesses critical strategic, operational, marketing and human capital expertise to drive transformative growth at large international companies developed through extensive leadership experience**
- **Expertise in finance and accounting strengthens our Boards' ability to assess our operating and strategic performance and oversee financial reporting and controls**
- **Technology, data analytics and risk management experience gained through executive and board roles supports our Boards in overseeing technology, cybersecurity and regulatory risks**

CAREER HIGHLIGHTS

- **Dun & Bradstreet Corporation**, a commercial data analytics company
  - Chair, President and Chief Executive Officer (2010 to 2013)
  - President and Chief Operating Officer (2007 to 2010)
  - Chief Financial Officer (2001 to 2007)
- **The Procter & Gamble Company**, a consumer goods company
  - Division Chief Financial Officer — Baby Care; Regional Vice President — Finance, ASEAN; Comptroller; Assistant Treasurer; and other roles of increasing responsibility (1983 to 2001)

OTHER PUBLIC COMPANY BOARDS

- Dropbox Inc. (2021 to present)
- State Street Corporation (2018 to present)

PRIOR PUBLIC COMPANY BOARDS

- Federal Home Loan Mortgage Corporation (Freddie Mac) (2013 to December 2023)
- XOS Inc. (and predecessor NextGen Acquisition Corporation) (2020 to 2022)
- Reckitt Beckiser Group plc (2019 to 2022)
- Shire plc (2015 to 2019)
- Campbell Soup Co. (2005 to 2019)

STUART SUBOTNICK



AGE 82

INDEPENDENT Carnival Corporation Director since 1987

INDEPENDENT Carnival plc Director since 2003

COMMITTEES

- Audit
- Compliance
- N&G (C)

KEY EXPERIENCE AND QUALIFICATIONS

- **Deep industry insights gained from decades of executive leadership at a global media and marketing conglomerate comprising communications, hospitality and entertainment businesses contribute to our Boards' oversight of our business and marketing strategies**
- **Expertise in financing, investing and corporate transactions strengthens our Boards' ability to effectively oversee our financial, capital allocation and associated risks**
- **Experience establishing and growing multiple public and private companies in diverse U.S. and international markets also included significant experience in corporate governance, talent development and succession planning insights**

CAREER HIGHLIGHTS

- **Metromedia Company**, a privately held diversified Delaware general partnership
  - President and Chief Executive Officer (2010 to present)
  - General Partner and Executive Vice President (1986 to 2010)
- Helped establish, acquire, take public, and operate several companies with national and international presence including Metromedia International Group, Orion Pictures, AboveNet, and Big City Radio

OTHER PUBLIC COMPANY BOARDS

- None

PRIOR PUBLIC COMPANY BOARDS

- AboveNet, Inc. (1997 to 2012)

LAURA WEIL



AGE 67

INDEPENDENT Carnival Corporation Director since 2007

INDEPENDENT Carnival plc Director since 2007

COMMITTEES

- Audit (C)
- Compensation
- Compliance

KEY EXPERIENCE AND QUALIFICATIONS

- **Over 25 years of executive and operational experience with an emphasis on digital transformation and e-commerce strategies at multi-national businesses strengthens our Boards' oversight of our business and go-to market strategies**
- **Gained valuable experience leading transformational technology initiatives in several prior roles, including management of cybersecurity matters, which bolsters our Boards' ability to understand and address risks and opportunities related to technology and cybersecurity**
- **Developed financial acumen during her tenure as an investment banker and senior executive that helps our Boards effectively oversee financial reporting and controls**

CAREER HIGHLIGHTS

- **Village Lane Advisory LLC**, which specializes in providing executive and strategic consulting services to retailers as well as private equity firms
  - Founder and Managing Partner (2015 to present)
- **New York & Company, Inc.**, a women's apparel and accessories retailer
  - Executive Vice President and Chief Operating Officer (2012 to 2014)
- **Ashley Stewart LLC**, a privately held retailer
  - Chief Executive Officer (2010 to 2011)
- **Urban Brands, Inc.**, a privately held apparel retailer
  - Chief Executive Officer (2009 to 2010)
- **AnnTaylor Stores Corporation**, a women's apparel company
  - Chief Operating Officer and Senior Executive Vice President (2005 to 2006)
- **American Eagle Outfitters, Inc.**, a global apparel retailer
  - Chief Financial Officer and Executive Vice President (1995 to 2005)

OTHER PUBLIC COMPANY BOARDS

- Global Fashion Group, S.A. (2019 to present)
- Pearl Holdings Acquisition Corp. (2021 to present)

PRIOR PUBLIC COMPANY BOARDS

- Christopher & Banks Corporation (2016 to 2019)

JOSH WEINSTEIN



AGE 49

Carnival Corporation Director since 2022

Carnival plc Director since 2022

COMMITTEES

- None

KEY EXPERIENCE AND QUALIFICATIONS

- **Deep understanding of our business, strategic priorities, material risks and the cruise industry from 20-year track record in critical and senior roles with us**
- **Direct experience managing major operational functions and leading one of our operating units enable Mr. Weinstein to effectively lead our day-to-day operations and inform our Boards of important developments**
- **Developed expertise in global operations, finance, marketing, legal, human capital management and developing business strategy through current and prior roles with us**

CAREER HIGHLIGHTS

- **Carnival Corporation & plc**
  - President, CEO and Chief Climate Officer (2022 to present)
  - Chief Operations Officer (2020 to 2022)
  - President, Carnival UK (2017 to 2020)
  - Treasurer (2007 to 2017)
  - Assistant General Counsel (2003 to 2007)
  - Associate General Counsel (2002 to 2003)

OTHER PUBLIC COMPANY BOARDS

- None

RANDY WEISENBURGER



AGE 65

INDEPENDENT Carnival Corporation Director since 2009

INDEPENDENT Carnival plc Director since 2009

Presiding Director and Senior Independent Director

COMMITTEES

- Compensation Ⓒ
- Compliance
- HESS
- N&G

KEY EXPERIENCE AND QUALIFICATIONS

- **Brings substantial executive leadership and global operational skills and a relevant understanding of advertising and marketing to our Boards through his experience at Omnicom and as an executive of several Wasserstein Perella portfolio companies**
- **Financial and investing skills and expertise developed at Mile 26 Capital and Omnicom enhance our Boards' ability to evaluate our operating and strategic performance and oversee financial matters**
- **Extensive experience with global regulatory and compliance matters, as well as compensation, talent development and succession planning, gained from leadership of Omnicom which operates numerous individual agencies around the world**

CAREER HIGHLIGHTS

- **Mile 26 Capital LLC**, a private investment firm
  - Managing Member (2014 to present)
- **Omnicom Group Inc.**, a Fortune 250 global advertising, marketing and corporate communications company
  - Executive Vice President and Chief Financial Officer (1998 to 2014)
- **Wasserstein Perella**, a boutique investment bank
  - Founding member; President and Chief Executive Officer of the firm's merchant banking subsidiary, Wasserstein & Co. (1988 to 1998)

OTHER PUBLIC COMPANY BOARDS

- Corsair Gaming, Inc. (2020 to present)
- MP Materials Corp (2020 to present)
- Valero Energy Corporation (2011 to present)

Board and Committee Governance

BOARD MEETINGS

During the year ended November 30, 2023, the Board of Directors of each of Carnival Corporation and Carnival plc held a total of 7 meetings. Each Carnival Corporation Director and each Carnival plc Director attended either telephonically or in person at least 75% of all Carnival Corporation & plc Boards of Directors meetings and applicable Board Committee meetings held during the period that he or she served in fiscal 2023. All Directors then serving attended the 2023 Annual Meetings of Shareholders. As set forth in our Corporate Governance Guidelines, the Boards of Directors expect that all Directors will attend the Annual Meetings of Shareholders.

BOARD LEADERSHIP STRUCTURE



MICKY ARISON

Executive Chair of the Boards



JOSH WEINSTEIN

President, CEO and Chief Climate Officer



RANDY WEISENBURGER

Presiding Director and Senior Independent Director

Our Boards of Directors are led by our executive Chair, Mr. Arison. The CEO position is currently separate from the Chair. The Boards maintain the flexibility to determine whether the roles of Chair and CEO should be combined or separated, based on what they believe is in the best interests of Carnival Corporation & plc at a given point in time. We believe that the separation of the Chair and CEO positions is an appropriate corporate governance practice for us at this time, and that having Mr. Arison as our executive Chair enables Carnival Corporation & plc and the Boards to continue to benefit from Mr. Arison's skills and expertise, including his extensive knowledge of our business.

Our Non-Executive Directors, all of whom are independent, meet privately in executive session at least quarterly. The Presiding Director leads those meetings and also acts as the Senior Independent Director under the UK Corporate Governance Code. In addition, the Presiding Director serves as the principal liaison to the Non-Executive Directors, reviews and approves meeting agendas for the Boards and reviews meeting schedules. Our Non-Executive Directors, acting in executive session, elected Randy Weisenburger as the Presiding Director and Senior Independent Director. Mr. Weisenburger brought to those roles significant board leadership experience, including as the Chair of our Compensation Committees, familiarity with our Board processes and company structures as a seasoned member of several of our Board committees, and extensive skills and experience gained as a senior executive of a large multi-national corporation and a director (current and former) of other public and private companies.

The structure of our Boards facilitates the continued strong communication and coordination between management and the Boards and enables the Boards to fulfill their risk oversight responsibilities, as further described below.

BOARD COMMITTEES

The Boards delegate various responsibilities and authority to different Board Committees. The Board Committees regularly report on their activities and actions to the full Boards. The Board of Directors of each of Carnival Corporation and Carnival plc has established standing Board Committees, which are each comprised of the same Directors for each company, as follows:


Audit
HESS
Compensation
Nominating &
Governance ("N&G")
Compliance

Each Board Committee periodically reviews its charter in light of new developments in applicable regulations and may make additional recommendations to the Boards to reflect evolving best practices.

Committee charters are available at: **www.carnivalcorp.com/governance/committee-charters** and **www.carnivalplc.com/governance/committee-charters.**

Each Board Committee can engage outside experts, advisors and counsel to assist the Board Committee in its work.

As of January 26, 2024, the Board Committee members are as follows:

		Carnival Corporation & plc Board Committees				
Name	**Independent**	**Audit**	**Compensation**	**Compliance**	**HESS**	**N&G**
Micky Arison ☆						
Sir Jonathon Band	✓			Member	C	Member
Jason Glen Cahilly	✓	Member, Financial expert	Member			
Helen Deeble	✓		Member		Member	
Jeffrey J. Gearhart	✓			C	Member	
Katie Lahey	✓				Member	Member
Sara Mathew	✓	Member, Financial expert				
Stuart Subotnick	✓	Member, Financial expert		Member		C
Laura Weil	✓	C, Financial expert	Member	Member		
Josh Weinstein						
Randy Weisenburger Ⓟ	✓		C	Member	Member	Member

C Committee Chair | Committee Member | ☆ Executive Chair | Ⓟ Presiding Director and Senior Independent Director | Audit Committee financial expert



AUDIT COMMITTEES

MEMBERS



- **Laura Weil, Chair**
- Jason Glen Cahilly
- Sara Mathew
- Stuart Subotnick

QUALIFICATIONS

- The Board of Directors of Carnival Corporation has determined that each member of the Audit Committees is both “independent” and an “audit committee financial expert,” as defined by SEC rules.
- In addition, the Board of Directors of Carnival plc has determined that each member of the Audit Committees is “independent” and had “recent and relevant financial experience” for the purposes of the UK Corporate Governance Code.
- The Boards determined that each member of the Audit Committees has sufficient knowledge in reading and understanding our financial statements to serve on the Audit Committees.

FY2023 MEETINGS: 8

KEY RESPONSIBILITIES

The Audit Committees assist the Boards in their general oversight of:

- integrity of our financial statements;
- performance of our internal audit functions, including fraud investigations, internal controls and process efficiencies;
- independent auditors’ qualifications, independence and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

The Audit Committees are also responsible for the appointment, retention, compensation and oversight of the work of our independent auditor and our independent registered public accounting firm.

FOR ADDITIONAL INFORMATION

The responsibilities and activities of the Audit Committees are described in greater detail in “Report of the Audit Committees” and the Audit Committees’ charter.

COMPENSATION COMMITTEES

MEMBERS



- **Randy Weisenburger, Chair**
- Jason Glen Cahilly
- Helen Deeble
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compensation Committees is independent.

FY2023 MEETINGS: 6

KEY RESPONSIBILITIES

The Compensation Committees have authority for:

- reviewing and determining salaries, incentive compensation and other matters related to the compensation of our executive officers and executive Directors; and
- overseeing the administration of our equity incentive plans, including reviewing and granting equity-based grants to our executive officers and other employees, and our employee stock purchase plans.

The Compensation Committees also review and determine various other compensation policies and matters, including:

- making recommendations to the Boards with respect to the compensation of the Non-Executive (non-employee) Directors, incentive compensation and equity-based plans generally; and
- oversee assessment of whether there are material risks associated with our employee compensation structure, policies and programs.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compensation Committees, including the Committees’ processes for determining executive compensation, see “Compensation Discussion and Analysis” and “Executive Compensation” sections and the Compensation Committees’ charter.



COMPLIANCE COMMITTEES

MEMBERS



- **Jeffrey J. Gearhart, Chair**
- Randy Weisenburger
- Sir Jonathon Band
- Stuart Subotnick
- Laura Weil

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Compliance Committees is independent.

FY2023 MEETINGS: 4

KEY RESPONSIBILITIES

The Compliance Committees assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with all laws, regulations and policies applicable to us.

They receive regular reports from, and provide direction to, the Chief Risk and Compliance Officer with respect to the activities of our Global Ethics and Compliance Department ("Global E&C").

The Compliance Committees also:

- oversee risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities supporting a high level of ethics and integrity;
- provide functional oversight of our Incident Analysis Group ("IAG") and review the results of any internal or external audits and investigations relating to ethics and compliance matters;
- review assessment of risks related to data privacy and controls implemented to mitigate such risks;
- establish and monitor policies and procedures for confidential submission, receipt, retention and treatment of complaints and concerns other than those related to accounting, internal accounting controls and auditing matters; and
- promote accountability of senior management with respect to ethics and compliance matters.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the Compliance Committees, see the Compliance Committees' charter.



HESS COMMITTEES

FY2023 MEETINGS: 4

MEMBERS



- **Sir Jonathon Band, Chair**
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Randy Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the HESS Committees is independent.

KEY RESPONSIBILITIES

The HESS Committees supervise and monitor HESS and sustainability policies, programs, initiatives at sea and onshore, and compliance with HESS and sustainability-related legal and regulatory requirements.

The HESS Committees also:

- review and recommend HESS and sustainability policies, procedures, practices and training, and oversee compliance with such policies, procedures and practices;
- review and recommend appropriate policies, procedures, practices and training relative to sustainability reporting; and
- oversee risk management related to significant HESS and sustainability risks or exposures as well as monitoring changes to and compliance with related legal and regulatory requirements.

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the HESS Committees, see the HESS Committees' charter.



N&G (NOMINATING & GOVERNANCE) COMMITTEES

FY2023 MEETINGS: 4

MEMBERS



- **Stuart Subotnick, Chair**
- Sir Jonathon Band
- Katie Lahey
- Randy Weisenburger

QUALIFICATIONS

- The Boards of Directors have determined that each member of the Nominating & Governance Committees is independent.

KEY RESPONSIBILITIES

The N&G Committees:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards;
- recommend to the Boards Director nominees for each committee;
- make recommendations to the Boards regarding the size and composition of the Boards and their Committees;
- review and assess the effectiveness of our Corporate Governance Guidelines, including compliance with our overboarding policy;
- exercise oversight of the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- engage in succession planning for the Boards and Chief Executive Officer;

FOR ADDITIONAL INFORMATION

For more information on the responsibilities and activities of the N&G Committees, see "Nominations of Directors" and "Procedures Regarding Director Candidates Recommended by Shareholders" sections and the N&G Committees' charter.

Additional information with respect to Carnival plc's corporate governance practices during fiscal 2023 is included in the Carnival plc Corporate Governance Report attached as Annex C to this Proxy Statement.

BOARD AND COMMITTEE INDEPENDENCE

Under New York Stock Exchange and UK Corporate Governance Code standards of independence for Directors, the Boards must determine that a Director does not have any material relationship with Carnival Corporation & plc or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Carnival Corporation & plc) and meets certain bright-line tests. Following an assessment of the Directors' independence, including a review of their independence questionnaires, the Boards of Directors have determined that each of the following is an "independent" Director in accordance with the New York Stock Exchange and the UK Corporate Governance Code standards of independence for Directors and that all members of the Audit Committees and Compensation Committees meet the heightened independence criteria applicable to Directors serving on those Committees under SEC rules and New York Stock Exchange listing standards and the UK Corporate Governance Code:


2
10
83%
of the Director Nominees are Independent

- Sir Jonathan Band
- Jason Glen Cahilly
- Nelda J. Connors
- Helen Deeble
- Jeffrey J. Gearhart
- Katie Lahey
- Sara Mathew
- Stuart Subotnick
- Laura Weil
- Randy Weisenburger

In addition, the Boards previously determined that Richard J. Glasier and Sir John Parker were independent while they served on the Boards during fiscal year 2023. Accordingly, a majority of the Directors of each company, all of our Non-Executive Directors and all of the members of the Audit, Compensation, Compliance, HESS and N&G Committees of each company are independent (as defined by the New York Stock Exchange listing standards, SEC rules and the UK Corporate Governance Code).

RISK OVERSIGHT

Our Boards have the overall responsibility for determining the strategic direction of our business and have established a framework to manage risk and determine the nature and extent of the principal and emerging risks acceptable to our business. Our framework is designed to identify and manage, rather than eliminate, risk to the achievement of our strategic objectives. The Boards, through their Committees and executive management, have carried out a robust assessment of our principal and emerging risks, including to ensure that they are effectively managed and/or mitigated.

Risk management is embedded in all areas of our business and is reflected across our policies and procedures. Our risk management framework includes an organization wide, multi-layered approach and consists of the Boards of Directors, their Committees, Risk Advisory and Assurance Services ("RAAS"), Global E&C and executive management.

Our Boards leverage their Committees to oversee our risk management activities as described in more detail below. Each area of our business reports via executive management to these Committees.

AUDIT COMMITTEES

- Monitor the adequacy of our internal controls, including financial, operational and compliance controls and information systems controls and security.
- Oversee management's risk assessment processes to identify principal and emerging risks, including financial, IT, cybersecurity and non-HESS operational risks as well as monitor changes to and compliance with related legal and regulatory requirements.
- Review and make recommendations arising from management reports on the effectiveness of internal controls and risk management systems.
- Review audit coverage and, the audit plan for the upcoming year, the results of the RAAS audits and testing carried out by the independent auditors.
- Review the risk factors included in our external reporting.
- Review the independence and performance of the independent auditors.
- Oversee hotline concerns relating to audit or accounting matters.

COMPENSATION COMMITTEES

- Oversee risk associated with our executive officer, non-executive Director and employee compensation structure, policies and programs.
- Review and approve corporate goals and objectives relevant to CEO compensation.
- Oversee compliance with the Clawback Policy, clawback provisions and the stock ownership policy applicable to Executive Officers and Directors.



COMPLIANCE COMMITTEES

- Oversee risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities supporting a high level of ethics and integrity.
- Oversee risk management activities of Global E&C and provide functional oversight of IAG.
- Oversee compliance with our Code of Business Conduct and Ethics and the Business Partner Code of Conduct and Ethics and review with the Chief Risk & Compliance Officer the results of Global E&C compliance risk assessments.
- Chairs of Audit and HESS Committees are members of Compliance Committees to promote alignment and coordination across these Committees.
- Review with the Chief Risk & Compliance Officer the results of Global E&C's assessment of risks related to general compliance, including anti-bribery or anti-corruption, data privacy and third-party risk management, as well as controls implemented to monitor and mitigate such risks.
- Review results of business ethics disclosures, mitigation and related monitoring as well as all significant allegations of misconduct involving senior executives or board members.
- Oversee the hotline for reporting concerns.



HESS COMMITTEES

- Oversee management's processes to identify principal and emerging HESS and sustainability-related risks, including those related to ship operations and cybersecurity, RAAS HESS audits, IAG and external investigations into significant ship incidents, and HESS related hotline complaints, and assess the steps management has taken to minimize such risks.
- Review compliance with laws and regulations regarding HESS and sustainability and material legal or other proceedings relating to HESS.
- Review and recommend policies, procedures, practices and training relative to HESS and sustainability and oversee monitoring and enforcement of HESS policies and procedures.



N&G COMMITTEES

Oversees risks associated with Board processes and corporate governance, including:

- Board structure,
- Board and committee appointments and nominations,
- Board effectiveness and performance evaluations,
- succession planning, and
- continuing education for Directors.

COMPENSATION RISK ASSESSMENT

Carnival Corporation & plc's management, in conjunction with the Compensation Committees' independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conducted a thorough review of our compensation programs, including those programs in which our Named Executive Officers participate, to determine if aspects of those programs contribute to excessive risk-taking. Based on the findings from this review and the annual reassessment, the Compensation Committees concluded that our compensation policies and practices do not encourage excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on Carnival Corporation & plc.

To reach this conclusion, key elements of our compensation programs were assessed to determine if they exhibited excessive risk. These elements included:

- pay mix (cash vs. equity) and pay structure (short vs. long-term focus);
- performance metrics;
- performance goals and ranges;
- the degree of leverage;
- incentive maximums;
- payment timing;
- incentive adjustments;
- use of discretion; and
- stock ownership requirements.

Our assessment reinforced the Compensation Committees' belief that our compensation programs are not contributing to excessive risk-taking, but instead contain many features and elements that help to mitigate risk.

For example:

✔ **PAY STRUCTURE.** Our compensation programs for our Named Executive Officers emphasize both short- and long-term performance through our annual bonus program (delivered in cash) and through the delivery of long-term incentives (equity), which reflects a balanced approach (approximately 48% through base salary and bonus and 52% in long-term equity grants). The mix of our pay program is intended to motivate management to consider the impact of decisions on shareholders and other stakeholders in the short, intermediate and long-term.

✔ **INCENTIVE LIMITS.** Bonuses cannot exceed 200% of target levels.

✔ **LONG-TERM SHARE INCENTIVE GRANTS.** The annual long-term share incentive programs for fiscal 2023 were approved in the form of restricted stock units and performance restricted stock units to strengthen alignment with shareholder interests, to align with business strategy and promote retention and leadership stability.

✔ **PERFORMANCE MEASUREMENT.** For Named Executive Officers, the performance measurement used when determining their annual bonus is based on the performance of Carnival Corporation & plc with reference to quantitative metrics, focused on Adjusted Operating Income and environmental, safety, security and sustainability initiatives.

✔ **STOCK OWNERSHIP POLICY.** All senior executives who are designated as reporting officers under Section 16 of the Exchange Act are subject to a stock ownership policy which specifies target ownership levels of Carnival Corporation and Carnival plc shares in terms of the value of the equity holdings as a multiple of each officer's base salary.

✔ **CLAWBACK POLICY.** We have an NYSE 303A.14-compliant clawback policy which provides that we will reasonably promptly recover the amount of erroneously granted or paid incentive-based compensation from the covered executives in the event Carnival Corporation & plc is required to restate its financials due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws. In addition, the Carnival Corporation 2020 Stock Plan (which was approved by shareholders in 2020), the Carnival plc 2024 Share Plan (which is being proposed for approval at the 2024 Annual Meetings of Shareholders) and the Management Incentive Plan used to determine annual bonuses contain clawback provisions, which authorize us to recover incentive-based compensation granted to Executive Officers as well as non-executives under those plans in the event Carnival Corporation & plc is required to restate their financial statements due to fraud or misconduct.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines address various governance issues and principles, including:

- Director qualifications and responsibilities;
- access to management personnel;
- Director compensation;
- Director orientation and continuing education;
- overboarding policy; and
- annual performance evaluations of the Boards, their Committees and individual Directors.

Our Corporate Governance Guidelines are posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com.**

CEO AND EXECUTIVE MANAGEMENT SUCCESSION PLANNING

Our Boards believe that planning for the succession of our CEO and other executive management positions is an important function. In line with our strategy, our global, multi-brand structure enhances our succession planning process and enables us to develop a diverse pipeline of highly capable leaders across brands. At the corporate level, a highly-skilled management team oversees a collection of cruise brands. We continually strive to foster the professional development of executive management and team members. As a result, Carnival Corporation & plc has developed a very experienced and strong group of leaders, with their performance subject to ongoing monitoring and evaluation, as potential successors to our senior management, including our CEO.

The Boards and the N&G Committees are responsible for effective succession planning, including emergency succession planning, and overseeing a diverse pipeline for succession. The independent Non-Executive Directors meet with our Chair and our CEO (both together and individually) at least annually to plan for the long-term succession of our CEO, including plans in the event of an emergency. During those sessions, each of our Chair and our CEO discusses his recommendations of potential successors, along with an evaluation and review of any development plans for such individuals. As provided in our Corporate Governance Guidelines, the N&G Committees will, when appropriate, make recommendations to the Boards with respect to potential successors to our CEO. All members of the Boards will work with the N&G Committees to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the internal candidates. When assessing the qualifications of potential successors to our CEO, the Boards and the N&G Committees will take into account our business strategy as well as any other criteria they believe are relevant.

The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to the executive officers and other members of senior management as they determine from time to time. Our Boards discuss plans for the succession to executive management positions in executive sessions, with appropriate input from our executive management.

PROCEDURES REGARDING DIRECTOR CANDIDATES RECOMMENDED BY SHAREHOLDERS

The N&G Committees will consider shareholder recommendations of qualified Director nominees when such recommendations are submitted in accordance with the procedures below. In order to recommend a candidate for consideration by the N&G Committees for election at the 2025 Annual Meetings of Shareholders, a shareholder must provide the same information as is required for shareholders to submit Director nominations under the advance notice provision set forth in Carnival Corporation's By-laws. Specifically, any such recommendation must include, in addition to any other informational requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on Boards of Directors of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the qualification requirements set forth above; and
- the candidate's signed consent to serve as a Director if elected and to be named in the Proxy Statement.

Once we receive the recommendation, we may deliver to the candidate a questionnaire that requests additional information about the candidate's independence, qualifications and other matters that would assist the N&G Committees in evaluating the candidate, as well as certain information that must be disclosed about the candidate in our Proxy Statement or other regulatory filings, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the N&G Committees at the Annual Meetings of Shareholders. For our 2025 Annual Meetings of Shareholders, the N&G Committees will consider recommendations received by our Company Secretary at our headquarters no later than September 1, 2024.

COMMUNICATIONS BETWEEN SHAREHOLDERS OR INTERESTED PARTIES AND THE BOARDS

Shareholders or interested parties who wish to communicate with the Boards, the Presiding Director, the Non-Executive Directors as a group or any individual Director should address their communications to:



Carnival Corporation & plc
Attention: Company Secretary
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

The Company Secretary will maintain a log of all such communications, promptly forward to the Presiding Director those which the Company Secretary believes require immediate attention, and also periodically provide the Presiding Director with a summary of all such communications and any responsive actions taken. The Presiding Director will notify the Boards or our Chairs of the relevant Board Committees as to those matters that he believes are appropriate for further action or discussion.

CODE OF BUSINESS CONDUCT AND ETHICS

Carnival Corporation and Carnival plc's Code of Business Conduct and Ethics applies to all employees and members of the Boards of Carnival Corporation and Carnival plc and provides guiding principles on areas such as identifying and resolving conflicts of interest. Our Code of Business Conduct and Ethics is posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

Non-Executive Director Compensation

Annual Compensation

Cash Retainer
$110,000

Equity Retainer
$175,000

Additional Annual Cash Retainers ($)

Presiding Director	25,000
Chair of a Board Committee	30,000

During fiscal 2023, our Non-Executive Directors were entitled to receive an annual cash retainer of $110,000 per year, equity incentive compensation, as further described below, and reimbursement for travel, meals and accommodation expenses attendant to their Board membership. We do not provide retirement or other benefits to our Non-Executive Directors. We reimburse Directors for travel expenses incurred for spouses or partners when we request that they attend a special event. Any amount reimbursed for spousal or partner travel is reported below in the "Director Compensation for Fiscal 2023" table. For fiscal 2023, the Presiding Director received an additional retainer of $25,000 per annum. In addition, each Non-Executive Director who served as Chair of a Board Committee received an additional $30,000 as compensation for such service on each Board Committee.

Board members who are employed by us do not receive additional compensation for their services as a member of the Boards of Directors.

The Boards of Directors are committed to attracting and retaining a highly diverse, experienced and capable group of Non-Executive Directors. To that end, the Compensation Committees review non-executive director pay levels and compensation practices of certain other publicly-listed companies on an annual basis with the assistance of their Compensation consultant to ensure our Non-Executive Director compensation program is competitive. Non-Executive Directors receive payment of their earned retainer in quarterly installments. Annual retainers are prorated so that adjustments can be made during the year. Unearned portions of cash retainers are forfeited upon termination of service.

Non-Executive Directors receive annual restricted share grants under the Carnival Corporation 2020 Stock Plan. In April 2023, each Non-Executive Director received a restricted share grant with a grant date fair value equal to approximately $175,000. As a result, a grant of 18,656 Carnival Corporation restricted shares was made to each Non-Executive Director elected or re-elected on April 21, 2023 based on the closing price of a Carnival Corporation share on that date of $9.38.

The 2023 annual restricted share grants under the Carnival Corporation 2020 Stock Plan are released from restriction in April 2026 (and are not forfeitable provided the Director has served at least a full year). Restricted shares granted have the same rights with respect to dividends and other distributions as all other outstanding shares of Carnival Corporation common stock. Generally, Non-Executive Directors will receive their annual grants initially upon their appointment or election to the Boards and subsequently at the time of their election or annual re-election to the Boards.

During fiscal 2023, the Compensation Committees undertook a review of Non-Executive Director pay that included benchmarking against the peer group companies. Following this review, the Compensation Committees recommended certain appropriate changes to more closely align our Non-Executive Director compensation with competitive market data and trends. In October 2023, the Boards of Directors approved the following changes to Non-Executive Director pay structure with effect from April 2024, with all Non-Executive Directors abstaining from the vote:

Director Pay Element	2023 – 24 ($)	Effective April 2024 ($)
Annual Cash Retainer	110,000	110,000
Committees Member Retainer	N/A	10,000
Committees Chair Retainer	30,000	30,000
Presiding Director & Senior Independent Director Retainer	25,000	50,000
Annual Equity Retainer	175,000	195,000

DIRECTOR COMPENSATION FOR FISCAL 2023

The following table details the total compensation earned by our Directors in fiscal 2023, other than Mr. Weinstein, who is a Named Executive Officer. Mr. Weinstein's compensation is reflected in the "Summary Compensation Table," which follows the "Compensation Discussion and Analysis" section. Board members who are employed by us do not receive additional compensation for their services as members of the Boards of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Grants[(1)(2)] ($)	All Other Compensation[(3)] ($)	Total ($)
Micky Arison[(4)]	—	—	106,567	106,567
Sir Jonathon Band	140,000	174,993	—	314,993
Jason Glen Cahilly	110,000	174,993	—	284,993
Helen Deeble	110,000	174,993	—	284,993
Jeffrey J. Gearhart	132,500	174,993	—	307,493
Richard J. Glasier[(5)]	62,500	0	—	62,500
Katie Lahey	110,000	174,993	—	284,993
Sara Mathew	110,000	174,993	—	284,993
Sir John Parker[(5)]	55,000	0	—	55,000
Stuart Subotnick	140,000	174,993	—	314,993
Laura Weil	132,500	174,993	—	307,493
Randy Weisenburger	172,500	174,993	—	347,493

(1) Represents the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation restricted shares made in fiscal 2023, calculated in accordance with Accounting Standards Codification Topic 718, "Stock Compensation" ("ASC 718"). In April 2023, each of the Non-Executive Directors (other than Messrs. Glasier and Parker who retired from the Boards in April 2023) received a grant of 18,656 restricted shares based on the closing price of a share on April 21, 2023, the day they were re-elected, of $9.38. The restrictions on the shares granted in 2023 lapse on April 21, 2026. The restrictions on the shares granted to Non-Executive Directors also lapse upon the death or disability of the Director and are not forfeited if a Director ceases to be a Director for any other reason after having served as a Director for at least one year. All of the Non-Executive Directors who received grants served for all of fiscal 2023.

(2) None of the Directors hold stock options. The aggregate number of Carnival Corporation and Carnival plc restricted shares held at November 30, 2023 were as follows:

Name	Unvested Restricted Shares (#)
Micky Arison	0
Sir Jonathon Band	35,001
Jason Glen Cahilly	35,001
Helen Deeble	35,001
Jeffrey J. Gearhart	35,001
Richard J. Glasier(5)	16,345
Katie Lahey	35,001
Sara Mathew	25,802
Sir John Parker(5)	16,345
Stuart Subotnick	35,001
Laura Weil	35,001
Randy Weisenburger	35,001

(3) Benefits provided to Mr. Arison include private medical health insurance costs ($40,608), driver and security ($29,113), automobile lease or allowance ($19,476), automobile repair and expenses ($11,741), payments to cover premiums on certain benefits and associated tax gross up ($3,644) and the following other benefits ($1,985): accidental death or dismemberment, disability and life insurance premiums. The total value of benefits was less than $10,000 for each non-Executive Director.

(4) Represents compensation for Mr. Arison's service as executive Chair.

(5) Messrs. Glasier and Parker retired from the Boards in April 2023.

NON-EXECUTIVE DIRECTOR POLICIES

The following policies also apply to our Non-Executive Directors:

- **STOCK OWNERSHIP POLICY.** The stock ownership policy for Non-Executive Directors provides that all Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, restricted stock units ("RSUs") and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to five times the cash retainer. New Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policy for Non-Executive Directors provides that a Non-Executive Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Non-Executive Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Non-Executive Directors who served in fiscal 2023 was in compliance with this Board-mandated requirement.
- **PRODUCT FAMILIARIZATION.** All Non-Executive Directors are encouraged to take cruises for purposes of product familiarization. Non-Executive Directors pay a fare of $70 per person per day for the first 14 days per year of any such cruises (or $150 per day in the case of Seabourn), and pay a fare of $200 per person per day for the next 30 days per year of any such cruises, plus taxes, fees and port expenses in each case. Beyond the first 44 days per year, Non-Executive Directors are eligible for smaller discounts. All other charges associated with a cruise (e.g., air, ground transfers, gratuities, tours and fuel supplements, if any) are the responsibility of the Non-Executive Director.

CARNIVAL PLC NON-EXECUTIVE DIRECTOR COMPENSATION

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2023 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

Related Person Transactions

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Consistent with our written policies and procedures, it is our practice to review all relationships and transactions in which Carnival Corporation or Carnival plc is a participant and in which our Directors, nominees and executive officers and their immediate family members and any five percent beneficial holders have an interest in order to determine whether such related persons have a direct or indirect material interest. Our Legal and Global Accounting and Reporting Services Departments are primarily responsible for the development and implementation of processes and controls to obtain information from the Directors, nominees and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions exceeding $120,000 in which Carnival Corporation & plc was or is to be a participant and a related person had or will have a direct or indirect material interest are disclosed in this Proxy Statement. The Directors are also mindful of their obligations under the Companies Act, the Listing Rules and Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (the "FCA") with respect to related parties transactions.

In addition, in accordance with our Schedule of Matters Reserved to the Boards and their Committees for their Decision, the Boards review and approve or ratify any related person transaction with an aggregate value in excess of $100,000 in which a Director, an executive officer, or any of their immediate family members, has a direct or indirect material interest.

In the course of their review and approval or ratification of a related person transaction, the Boards may consider factors as follows:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to Carnival Corporation & plc;
- whether the transaction would impair the judgment of a Director or executive officer to act in our best interest; and
- any other matters the Boards deem appropriate.

Any member of the Boards who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such Director may be counted in determining the presence of a quorum at a meeting of the Board that considers the transaction.

TRANSACTIONS WITH RELATED PERSONS

TRANSACTIONS WITH MICKY ARISON

Micky Arison, our Chair, is also the Chair, President and the indirect majority shareholder of FBA II, Inc., the general partner of Miami Heat Limited Partnership ("MHLP"), the owner of the Miami Heat, a professional basketball team. He is also the indirect shareholder of Basketball Properties, Inc., the general partner of Basketball Properties, Ltd. ("BPL"), which is the manager and operator of the Kaseya Center. In

July 2021, Carnival Cruise Line entered into an amendment of the advertising and promotion agreement between Carnival Cruise Line, MHLP and BPL which extended the terms of the agreement through 2025. In October 2023, Carnival Cruise Line, MHLP and BPL executed an amendment to the advertising and promotion agreement which granted Carnival Cruise Line the right to feature a logo patch on Miami Heat player jerseys for one year for an additional $2 million. Pursuant to this agreement, as amended, Carnival Cruise Line paid $2,127,000 during fiscal 2023.

In August 2015, Carnival Corporation entered into a nonexclusive Aircraft Lease Agreement with an owner trustee under a trust agreement with Ad Astra I, LLC (the "Lease Agreement"); and in August 2020, Carnival Corporation entered into a Services Agreement with Nickel Cayman Management, LLC (the "Services Agreement" and together with the Lease Agreement, the "Aircraft Agreements"). In March 2021, the Lease Agreement and the Services Agreement were amended to adjust the rental rate and aircraft management fee to account for substantially all flight department overhead being borne by Nickel Cayman Management, LLC following Carnival Corporation's disposal of its own aircraft in December 2020.

Under the terms of the amended Lease Agreement, Carnival Corporation leases an aircraft beneficially owned by Ad Astra I, LLC from time-to-time in exchange for an hourly rent of $7,920 plus applicable taxes, which is based on market charter rates for similar aircraft as adjusted for costs of operations borne by Carnival Corporation (i.e., fuel and line maintenance during its operation of the aircraft) and hourly service plan expenses.

Under the terms of the amended Services Agreement, Carnival Corporation provides aircraft management services to Nickel Cayman Management, LLC with respect to the aircraft, including overseeing its operation, maintenance and staffing, and is paid an annual fee of $162,000 (which is based on market rates for similar arrangements) (the "Service Fee"). In addition, Carnival Corporation is reimbursed for operating, maintenance and personnel costs and related third party costs incurred in connection with the services ("Service Costs"). The terms of the Aircraft Agreements are for one year and they renew automatically for one-year periods, unless terminated sooner by either party upon 30 days' written notice.

During fiscal 2023, Carnival Corporation was billed by Ad Astra I, LLC for $480,000 under the Lease Agreement (which was paid in December 2023), and Nickel Cayman Management, LLC paid Carnival Corporation $162,000 as the Service Fee and reimbursed Carnival Corporation $3,295,000 for the Service Costs.

Each of Ad Astra I, LLC and Nickel Cayman Management, LLC are companies directly or indirectly controlled by a trust of which Mr. Arison is a beneficiary. As one of the beneficiaries of the trust, Mr. Arison benefits from payments to Ad Astra I, LLC under the Lease Agreement in whole or in part. Mr. Arison is also an officer of Nickel Cayman Management, LLC.

The Boards have reviewed and approved or ratified these transactions.

Share Ownership

Share Ownership of Certain Beneficial Owners and Management

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information concerning the share ownership as of January 11, 2024 of:

- each of our Directors and Director nominees;
- each individual named in the "Summary Compensation Table" which appears elsewhere in this Proxy Statement; and
- all Directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, Director, Director nominee or executive officer is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual would have the right to acquire as of March 11, 2024 (being 60 days after January 11, 2024) through the vesting of RSUs.

Name and Address of Beneficial Owners or Identity of Group[1]	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
Micky Arison	121,136,034[2][3]	10.8	0	—	9.6
Sir Jonathon Band	71,148	***	0	—	***
David Bernstein	188,015[4]	***	0	—	***
William Burke	65,785[4]	***	0	—	***
Jason Glen Cahilly	57,247	***	0	—	***
Nelda J. Connors	0	—	0	—	***
Helen Deeble	59,956	***	0	—	***
Bettina Deynes	20,908[4]	***	0	—	***
Jeffrey J. Gearhart	49,510	***	0	—	***
Katie Lahey	54,498	***	0	—	***
Sara Mathew	25,802	***	0	—	***
Enrique Miguez	65,804[4]	***	0	—	***
Stuart Subotnick	102,067	***	0	—	***
Michael Thamm	0	—	149,602	***	***
Laura Weil	101,264	***	0	—	***
Josh Weinstein	227,413[4]	***	0	—	***
Randy Weisenburger	1,339,606[5]	***	0	—	***
All Directors and executive officers as a group (15 persons)	123,565,058	11.0	149,602	***	9.8

* As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Trust shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation

distributed such trust shares by way of a dividend to holders of shares of Carnival Corporation common stock. Under a pairing agreement, the trust shares of beneficial interest in the Trust are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. The Carnival Corporation common stock and the trust shares (including the beneficial interest in the Carnival plc special voting share) are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

** As a result of the DLC arrangement, on most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. Combined voting is accomplished through the special voting shares that have been issued by each company.

*** Less than one percent.

(1) The address of each individual is 3655 N.W. 87 Avenue, Miami, Florida 33178.

(2) Mr. Arison is a member of the Arison Group (defined below), which has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group. For information on the share ownership of other members of the Arison Group, see "Principal Owners" table below.

(3) Includes (i) 4,934,166 shares of common stock held by the various Arison family trusts, (ii) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P. and (iii) 35,465,423 shares of common stock held by the Artsfare 2023-05 Trust No. 2 by virtue of the authority granted to Mr. Arison under the last will of Ted Arison. Mr. Arison does not have an economic interest in the shares of common stock held by Artsfare 2023-05 Trust No. 2.

(4) Includes time-based restricted stock units ("TBS") granted in 2021 and 2023 and fiscal 2022 Management Incentive Plan-tied restricted stock units ("MTE") and performance-based restricted stock units ("PBS") granted in February 2023, scheduled to be released on January 19, 2024 (2021 TBS) and February 15, 2024 (for all other grants vesting in 2024).

(5) Includes 961,238 shares held by Mile 26 Capital LLC.

PRINCIPAL OWNERS

Set forth below is information concerning the share ownership of as of January 11, 2024:

- all persons known by us to be the beneficial owners of more than 5% of the 1,119,564,457 shares of Carnival Corporation common stock and trust shares of beneficial interest in the P&O Princess Special Voting Trust outstanding; and
- all persons known by us to be the beneficial owners of more than 5% of the 217,396,246 ordinary shares issued by Carnival plc, less 42,876,272 ordinary shares which are directly or indirectly owned by Carnival Corporation and 30,566,742 ordinary shares held in treasury, both of which have no voting rights.

Micky Arison, Chair of the Board of each of Carnival Corporation and Carnival plc, certain other members of the Arison family and trusts for their benefit (collectively, the "Arison Group"), beneficially own shares representing approximately 10.8% of the voting power of Carnival Corporation and approximately 9.6% of the combined voting power of Carnival Corporation & plc and have informed us that they intend to cause all such shares to be voted in favor of Proposals 1 through 21. The table below begins with the ownership of the Arison Group.

Name and Address of Beneficial Owners or Identity of Group	Amount and Nature of Beneficial Ownership of Carnival Corporation Common Stock*	Percentage of Carnival Corporation Common Stock (%)	Amount and Nature of Beneficial Ownership of Carnival plc Ordinary Shares	Percentage of Carnival plc Ordinary Shares (%)	Percentage of Combined Voting Power** (%)
MA 1994 B Shares, L.P. 1201 North Market Street Wilmington, DE 19899	80,736,445(1)(2)	7.2	0	—	6.4
MA 1994 B Shares, Inc. 1201 North Market Street Wilmington, DE 19899	80,736,445(1)(2)	7.2	0	—	6.4
Artsfare 2023-05 Trust No. 2 c/o Bessemer Trust Company of Delaware, N.A. 20 Montchanin Road Suite 1500, Wilmington, Delaware 19807	35,465,423(1)(3)	3.2	0	—	2.8
Verus Protector, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	35,465,423(1)(3)	3.2	0	—	2.8
Richard L. Kohan Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	121,138,034(1)(4)	10.8	0	—	9.6
KLR, LLC Two Alhambra Plaza Suite 1040 Coral Gables, FL 33134	82,419,457(1)(5)	7.4	0	—	6.5
Nickel 2015-94 B Trust 1313 North Market Street Suite 5300 Wilmington, DE 19801	80,736,445(1)(2)	7.2	0	—	6.4
Bessemer Trust Company of Delaware, N.A. 20 Montchanin Road Suite 1500, Wilmington, Delaware 19807	35,465,423(1)(6)	3.2	0	—	2.8
Aristeia Capital, L.L.C. One Greenwich Plaza Greenwich, CT 06830	0	—	11,275,692(7)	7.8	***
Barclays PLC 1 Churchill Place London, E14 5HP United Kingdom	0	—	8,115,706(8)	5.6	***
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	62,376,247(9)	5.6	9,078,955(10)	6.3	5.7
Norges Bank Bankplassen 2 PO Box 1179 Sentrum NO 0107 Oslo, Norway	0	—	11,203,591(11)	7.8	***
Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	111,933,967(12)	10.0	0	—	8.9

*, ** and *** have the same meanings as indicated in the table above.

(1) The Arison Group has filed a joint statement on Schedule 13D with respect to the shares of Carnival Corporation common stock held by such persons. Each member of the Arison Group may be deemed to own the shares of common stock held by all other members of the Arison Group.

(2) MA 1994 B Shares, L.P. ("MA 1994, L.P.") owns 80,736,445 shares of common stock. The general partner of MA 1994, L.P. is MA 1994 B Shares, Inc. ("MA 1994, Inc."), which is wholly-owned by the Nickel 2015-94 B Trust, a trust established for the benefit of Mr. Arison and members of his family (the "B Trust"). The sole limited partner of MA 1994, L.P. is the B Trust. Under the terms of the instrument governing the B Trust, Mr. Arison has the sole right to vote and direct the sale of the common stock indirectly held by the B Trust. By virtue of the limited partnership agreement of MA 1994, L.P., MA 1994, Inc. may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of the B Trust being the sole stockholder of MA 1994, Inc., the B Trust may be deemed to beneficially own all such 80,736,445 shares of common stock. By virtue of Mr. Arison's interest in the B Trust and the B Trust's interest in MA 1994, L.P., Mr. Arison may be deemed to beneficially own all such 80,736,445 shares of common stock. The administrative trustee of the B Trust is the Northern Trust Company of Delaware.

(3) Verus Protector, LLC is the protector of Artsfare 2023-05 Trust No. 2. Verus Protector, LLC has shared voting and dispositive power with respect to the shares of common stock held by Artsfare 2023-05 Trust No. 2.

(4) By virtue of being the sole member of Verus Protector, LLC, the sole member of KLR, LLC and a trustee of various Arison family trusts, Mr. Kohan may be deemed to own the aggregate of 121,136,034 shares of common stock beneficially owned by such entities, as to which he disclaims beneficial ownership. Mr. Kohan also owns 1,000 shares of common stock directly and owns 1,000 shares of common stock indirectly by virtue of such shares owned by Mr. Kohan's wife.

(5) KLR, LLC is a Delaware limited liability company wholly owned by Mr. Kohan. KLR, LLC acts as a distribution advisor for various Arison family trusts and has shared dispositive power over the shares of common stock held by certain of such trusts.

(6) Bessemer Trust Company of Delaware, N.A. acts as trustee for the Artsfare 2023-05 Trust No. 2.

(7) As reflected in a Schedule 13G/A filed on February 14, 2023 with the SEC, Aristeia Capital, L.L.C. and its affiliates reported sole voting and sole dispositive power over 11,275,692 ordinary shares.

(8) As reflected in a TR-1 notification received by Carnival plc on November 29, 2023, Barclays PLC reported indirect voting rights over 3,852,177 ordinary shares, voting rights over 3,791,236 Carnival plc American Depositary Receipts, voting rights over 54,488 ordinary shares through right of recall and voting rights over 417,805 ordinary shares through portfolio swaps.

(9) As reflected in a Schedule 13G/A filed on February 9, 2023 with the SEC, BlackRock, Inc. reported sole voting power over 56,655,374 shares of common stock and sole dispositive power over 62,376,247shares of common stock.

(10) As reflected in a Schedule 13G filed on January 2, 2023 with the SEC, BlackRock, Inc. reported sole voting power over 8,344,639 ordinary shares and sole dispositive power over 9,078,955 ordinary shares.

(11) As reflected in a TR-1 notification received by Carnival plc on July 26, 2023, Norges Bank reported direct voting rights over 10,450,438 ordinary shares and voting rights over 753,153 ordinary shares on loan.

(12) As reflected in a Schedule 13G/A filed on January 10, 2023 with the SEC, Vanguard Group reported shared voting power over 1,364,262 shares of common stock, sole dispositive power over 107,886,486 shares of common stock, and shared dispositive power over 4,047,481 shares of common stock.



PROPOSAL 13

Advisory (Non-Binding) Vote to Approve Executive Compensation

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and pursuant to Section 14A of the Exchange Act, our shareholders are being provided with the opportunity to cast an advisory (non-binding) vote to approve our executive compensation. We refer to this vote as the "say-on-pay" vote. Although this vote is advisory and is not binding on the Boards, the Compensation Committees will take into account the outcome of the vote when considering future executive compensation decisions.

The "say-on-pay" vote is required to be offered to our shareholders at least once every three years. In 2023, our Boards recommended that we provide shareholders with the opportunity to cast their "say-on-pay" vote each year and our shareholders agreed. If we maintain our current frequency, the next "say-on-pay" vote is expected to occur at the 2025 Annual Meetings of Shareholders.

The Boards are committed to corporate governance best practices and recognize the significant interest of shareholders in executive compensation matters. The Compensation Committees seek to balance short-term and long-term compensation opportunities to enable Carnival Corporation and Carnival plc to meet short-term objectives while continuing to produce value for their shareholders over the long-term. They also promote a compensation program designed to attract, motivate and retain key executives. As discussed in the Compensation Discussion and Analysis, the Compensation Committees believe that our current executive compensation program directly links executive compensation to our performance and aligns the interests of our Named Executive Officers with those of our shareholders. For example:

- ✔ Our compensation philosophy places more emphasis on variable elements of compensation (such as annual bonuses and equity-based compensation) than fixed remuneration.
- ✔ In accordance with the Compensation Committees' focus on long-term shareholder returns, the Compensation Committees approved performance-based share grants and incentive programs for our Named Executive Officers which vest based upon the extent to which certain pre-grant performance criteria are attained.
- ✔ To further promote long-term shareholder alignment, we require our Named Executive Officers to meet and maintain stock ownership requirements.
- ✔ The Compensation Committees review the position of each element of total direct compensation relative to the competitive market and use the range of total direct compensation levels in the competitive market to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by the competitive market to their named executive officers.
- ✔ Carnival Corporation and Carnival plc does not offer U.S. executives excise tax gross-up protections.

We encourage you to read our Compensation Discussion and Analysis contained within this Proxy Statement for a more detailed discussion of our compensation policies and procedures.

Our shareholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

"RESOLVED, that the shareholders approve the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement)."



The Boards of Directors unanimously recommend a vote FOR the approval of the compensation of our Named Executive Officers as disclosed pursuant to the compensation disclosure rules of the SEC (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement).



PROPOSAL 14

Advisory (Non-Binding) Vote to Approve the Carnival plc Directors' Remuneration Report

In accordance with Section 439 of the Companies Act and Schedule 8 of the Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the "LMCG Regulations"), shareholders are voting to approve the Carnival plc Directors' Remuneration Report. The Carnival plc Directors' Remuneration Report is in two parts. Part I also constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC, and includes information that Carnival plc is required to disclose in accordance with the LMCG Regulations. Part II of the Carnival plc Directors' Remuneration Report is set forth as Annex B to this Proxy Statement and includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information which has been audited for the purposes of the Carnival plc Annual Report.

UK law only requires an advisory vote on the substance and content of the Carnival plc Directors' Remuneration Report. Accordingly, disapproval of this Proposal 14 will not require us to amend the Carnival plc Directors' Remuneration Report or require any Director to repay any amount. No entitlement of a Director is conditional on the approval of this Proposal 14. However, the Boards and Compensation Committees are expected to take into account both the voting result and the views of our shareholders in their application, development and implementation of compensation policies and plans.



The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc Directors' Remuneration Report.

Compensation Discussion and Analysis and Carnival plc Directors' Remuneration Report (Part I)

CONTENTS

49	**CD&A AND CARNIVAL PLC DIRECTORS' REMUNERATION REPORT (PART I)**
49	Letter from the Chair of our Compensation Committees
51	How We Address UK And U.S. Compensation Disclosure Requirements
52	Executive Summary
52	*Our Compensation Philosophy*
52	*2023 Business and Performance Highlights*
53	*2023 Compensation Overview*
55	*Role of Shareholder Engagement in our Executive Compensation Program*
55	Named Executive Officer Compensation Design, Elements and Pay Mix
55	2023 Compensation Recommendations and Rationale
55	*Risk Considerations*
56	*Base Salaries*
56	*Annual Bonuses*
59	*Equity-Based Compensation and Other Long-Term Incentives*
63	*Perquisites and Other Compensation*
63	Post-Employment Compensation Obligations
64	Pensions and Deferred Compensation Plans
65	Process for Making Compensation Determinations
66	*Additional Context for 2023 Decisions*
66	*Impact of Regulatory Requirements on Compensation*
66	*Independent Compensation Consultants*
67	Peer Group Characteristics
67	*Peer Group Companies*
67	*Changes to Peer Group for Assessing Fiscal 2024 Compensation*
68	*Competitive Market (Peer Group) Comparison*
68	Stock Ownership Policy
69	Hedging Policy
69	Clawback Policy

LETTER FROM THE CHAIR OF OUR COMPENSATION COMMITTEES

Fellow Shareholders,

Each year, the Compensation Committees conduct the important task of evaluating the design of our executive compensation programs to ensure they continually drive performance against important business priorities and align with the interests of our shareholders. The Compensation Committees are deeply focused on ensuring our compensation programs reflect our pay-for-performance philosophy.

Our 2023 executive compensation program reflects the return to a predominantly at-risk, quantitative performance-based structure that we initiated in 2022, with several enhancements made in consideration of shareholder feedback, including the simplification of our long-term incentive structure and the introduction of a time-based equity element to support our retention goals. For our performance-based programs, our Compensation Committees established challenging performance goals to drive financial and operational success for the year. In setting these performance goals, the Compensation Committees evaluated the information available at the beginning of the year on our growing operating environment stability and positive indicators of the cruise industry's continued recovery, while also recognizing that the degree and speed of industry recovery was still uncertain.

We were pleased to see the Executive Officers rise to and significantly exceed the challenges set for them by delivering impressive results across our financial and sustainability priorities for 2023, which reflects our focus on driving top line growth and returning to strong profitability while creating value for our shareholders.

On behalf of the Compensation Committees, we appreciate the input our shareholders have provided and look forward to our continued dialogue over the coming year. Thank you for your investment in Carnival Corporation & plc.

Sincerely,



RANDY WEISENBURGER
Chair of the Compensation Committees

January 26, 2024

HOW WE ADDRESS UK AND U.S. COMPENSATION DISCLOSURE REQUIREMENTS

Carnival Corporation and Carnival plc are separate legal entities (together referred to in this Report as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as is required by the agreements governing the DLC arrangement, the Boards of Directors and members of the Committees of the Boards, including the Compensation Committees, are identical and there is a single senior management team.

Carnival Corporation and Carnival plc are subject to disclosure regimes in the U.S. and UK. While some of the disclosure requirements are the same or similar, some are very different. As a result, the Carnival plc Directors' Remuneration Report is in two parts. The information contained in this Part I constitutes the Compensation Discussion and Analysis as required by regulations promulgated by the SEC and includes information that Carnival plc is required to disclose in accordance with Schedule 8 of the LMCG Regulations.

Part II of the Carnival plc Directors' Remuneration Report, set forth as Annex B to this Proxy Statement, includes the additional information that Carnival plc is required to disclose in accordance with the LMCG Regulations, including certain information that has been audited for the purposes of the Carnival plc Annual Report.

Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with the LMCG Regulations, the UK Corporate Governance Code, the Companies Act and the Listing Rules of the FCA. Both Parts I and II form part of the Carnival plc Annual Report for the year ended November 30, 2023.

Pursuant to rules promulgated by the SEC and the LMCG Regulations, this Compensation Discussion and Analysis reviews the compensation of the following Named Executive Officers of Carnival Corporation & plc:


JOSH WEINSTEIN
President, CEO and Chief Climate Officer
DAVID BERNSTEIN
Chief Financial Officer and Chief Accounting Officer
WILLIAM BURKE
Chief Maritime Officer
BETTINA DEYNES
Global Chief Human Resources Officer
ENRIQUE MIGUEZ
General Counsel
MICHAEL THAMM
Former Group Chief Executive Officer of Costa Group and Carnival Asia[(1)]

(1) Mr. Thamm served as an executive officer until April 2023. He is included as a Named Executive Officer for 2023 because disclosure would have been required pursuant to Item 402 of Regulation S-K but for the fact that he was not serving as an executive officer at the end of 2023.

EXECUTIVE SUMMARY

OUR COMPENSATION PHILOSOPHY

Aligning Compensation with Our Purpose & Mission and Values

Our executive compensation program is designed to reward financial results, successful delivery of our long-term strategy and effective strategic leadership, all in a manner consistent with our mission, vision and values, through use of both short-term rewards and long-term incentives and to promote alignment of the financial interests of our executive officers with our shareholders. We endeavor to align our compensation program and underlying performance measures with the interests of our shareholders and senior executives by linking actual pay to operating performance, environment, safety and security, sustainability initiatives and shareholder interests. We also seek to provide a total direct compensation package (salary, bonus and equity grants) that allows us to be competitive in the labor markets where we compete for executive talent, adjusted as necessary to take into consideration factors including the relevant senior executive's performance, experience and responsibilities.

Considering U.S. and UK Market Approaches

All of the Named Executive Officers who are currently employed by us are located in the U.S. As a global entity, we strive to implement a consistent set of compensation principles across geographic and operating company units that satisfy the requirements of all jurisdictions and local market demands while also accounting for local market norms and practices. Since our current executive officers are based in the U.S., our compensation policies primarily reflect U.S. market practices. However, the Compensation Committees seek to incorporate UK compensation principles, including those contained in the UK Corporate Governance Code, to the degree practicable.

Emphasizing At-Risk Pay

Our compensation philosophy emphasizes at-risk incentive pay to drive a pay-for-performance culture. This compensation philosophy extends beyond our Named Executive Officers to include other key executives, reflecting the Compensation Committees' commitment to aligning compensation with the success of Carnival Corporation & plc.

As disclosed in greater detail in the sections that follow, our 2023 programs returned to a predominantly quantitative performance-based approach, following temporary modifications made in light of the COVID-19 pandemic, aligning with our compensation philosophy and responsive to feedback we received from our investors. The Compensation Committees did not exercise discretion in certifying 2023 results.

2023 BUSINESS AND PERFORMANCE HIGHLIGHTS

Our focus on driving top line growth and return to strong profitability yielded positive results for 2023.

Return to Profitability

Our business ended the year on a high note, having consistently outperformed in all four quarters of the year, buoyed by a strengthening demand environment across all our brands. During 2023, we:

- achieved all-time high full-year revenues of $21.6 billion;
- generated cash from operations of $4.3 billion, making a significant contribution toward rebuilding our financial strength;
- made debt payments of $6 billion, reducing our debt balance by $4.6 billion from its first quarter peak and ended the year with $5.4 billion of liquidity, including cash and borrowings available under the revolving credit facility. We will continue to evaluate refinancing opportunities and opportunistically prepay additional debt; and
- amended an agreement with one of our credit card processors and now expect an additional $800 million to be returned during the first quarter of 2024, representing substantially all the credit card reserves balance as of November 30, 2023.

Introduction of SEA Change Program

We introduced the SEA Change Program, a set of key performance targets designed to reflect the achievement of important strategic goals over a three-year period ending in 2026, setting our course back to investment grade leverage metrics. This program includes three components:

- Sustainability—More than 20% reduction in GHG intensity compared to 2019, improving upon our industry leading fuel-efficiency and pulling forward our stated 2030 GHG intensity reduction goal by several years;
- Adjusted EBITDA—50% increase in adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") per ALBD compared to 2023 June guidance, representing the highest level in almost two decades; and
- Adjusted ROIC—12% adjusted Return on Invested Capital ("ROIC"), more than doubling adjusted ROIC from 2023 to 2026, and representing the highest level in almost two decades. Adjusted ROIC excludes goodwill and intangibles to compare against historical performance.

SEA Change targets are designed to optimize capital allocation through measured capacity growth. To achieve these three-year targets, we will continue focusing across the portfolio on a range of initiatives to drive net yield growth while managing our cost base and fuel efficiency to continue to improve margins, which we believe will enable further debt reduction.

Sustainability

We continue to work aggressively towards our GHG emission reduction goals and ambitions through innovative projects aligned with our four-part emission reduction strategy: fleet optimization; energy efficiency; itinerary efficiency; and new technologies & alternative fuels. In 2023, we:

- Reduced absolute GHG emissions by over 10 percent as compared to the peak year of 2011, despite capacity growth of 30 percent over the same period;
- Achieved a 15.5 percent reduction in fuel consumption per ALBD compared to 2019; and
- Surpassed our 2030 goal to achieve shore power capability for 60 percent of our fleet, seven years ahead of schedule; now, 64 percent of our fleet has the capability to connect to shore power.

2023 COMPENSATION OVERVIEW

Summary of Fiscal 2023 Named Executive Officer Compensation

Our fiscal 2023 executive compensation program for our Named Executive Officers reflects the continuation of the predominantly quantitative program we implemented in 2022, following a temporary modification for 2021 in light of the impact of the pause in guest cruise operations due to the COVID-19 pandemic. Consistent with our pre-pause program and our compensation philosophy and in response to investor feedback, our 2023 program is significantly weighted towards quantitative performance-based elements, with the Management Incentive Plan ("MIP") annual cash bonus and the long-term PBS grant being fully at-risk and based on pre-established quantitative measures. The Compensation Committees strongly believe that this compensation and incentive structure creates the proper level of alignment with our performance and our long-term interests, and those of our shareholders and other stakeholders while balancing the need to drive measured, well-informed, and long-term focused decision-making by senior leadership.

Key updates to our 2023 compensation program, as previously disclosed in our 2023 Proxy Statement, include:

- **Modification of the performance metrics for our 2023 annual cash bonus** delivered through our MIP to focus on **Adjusted Operating Income** (80%) as the primary performance measure with the remainder focused on **critical environmental and safety initiatives** (20%). The specific goals and metrics for the MIP annual cash bonus were established and approved by the Compensation Committees at the beginning of this measurement period, as described in more detail below.
- **Simplification of structure of our 2023 equity-based compensation program**:

New 2023 Equity Compensation Approach	Discontinued Select 2022 Elements
PBS (performance-based) grants, weighted at 70%, designed to support our return to profitable growth by measuring adjusted EBITDA, adjusted ROIC and carbon intensity reductions for fiscal years 2023, 2024 and 2025.	Earnings Recovery Award ("ERA") which was a performance incentive in place exclusively for fiscal 2022 was discontinued for fiscal 2023. This program was established as a broad-based, one-time incentive to focus on business recovery and to promote retention.
TBS (time-based) grants, weighted at 30%, to support our retention objectives by providing for annual vesting over a three-year period subject to continued employment.	Based on a review of competitive market practices and shareholder feedback, the Compensation Committee discontinued the MTE (Management Incentive Plan-tied) grants for fiscal 2023. This change was in response to shareholder feedback expressing a preference for a return to a multi-year performance measurement and to decouple the performance criteria between our MIP annual cash bonus and the equity-based incentive program.

Fiscal 2023 Named Executive Officer Compensation Overview

Pay Element	Form of Payment	Performance Period	Description of Pay Element	Commentary
Base Salary	Cash	One year	Provides compensation based on level of responsibility, performance, or other market factors	• Reviewed annually
MIP Annual Cash Bonus	Cash	One year	**Performance Metrics and Weighting:** • Adjusted Operating Income (80%) • HESS (20%) • Safe & Compliant ships • Safe and Healthy Passengers & Crew • Protecting the Environment **Additional Detail:** • Payout will range from 0 to 200% of target • Focuses performance on our critical priority areas	• Established a new mix of metrics for 2023 based on our primary financial performance measurement and critical sustainability initiatives
Long-Term Incentive	***PBS (Performance-Based Share Grants)*** 70%	Three years	**Performance Metrics and Weighting:** • Adjusted EBITDA (65%) • Adjusted ROIC (25%) • Carbon Intensity Reduction (10%) **Additional Detail:** • Subject to a three-year measurement period • Cliff vests based on attainment of performance goals following the end of the 3-year performance period with a payout range of 0 to 200% of target	• **Reintroduced for 2023**: In response to shareholder feedback, returned to a structure based on multiple pre-established quantifiable metrics measured over a multi-year period that is designed to align with shareholder interests and our long-term success
	TBS (Time-Based Share Grants) 30%	Three years	• Vest annually on a pro-rata basis over a three-year period subject to continued employment • Balances the need to retain our executive team and motivate them to responsibly drive profitable growth	• **New for 2023:** Implemented to further encourage retention and address shareholder feedback

ROLE OF SHAREHOLDER ENGAGEMENT IN OUR EXECUTIVE COMPENSATION PROGRAM

Shareholder engagement is an important source of feedback for our Compensation Committees on our executive compensation program. As described in our 2023 Proxy Statement, our fiscal 2022 engagement efforts placed emphasis on gathering feedback on our compensation program following a challenging "say-on-pay" vote at our 2022 Annual Meetings of Shareholders; this feedback, along with feedback gathered leading up to our 2023 Meetings, contributed to the Compensation Committees' decision to implement both programmatic changes and disclosure enhancements for 2022 and 2023. At our 2023 Annual Meeting, we saw meaningful improvement in shareholder support for our "say-on-pay" proposal, with 85.6% of the votes cast in favor.

During fiscal 2023, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. We engaged with a significant number of our shareholders throughout the year. Our Senior Independent Director and Presiding Director (who is also the Chair of our Compensation Committees) participated in select meetings to discuss our compensation program.

The feedback we received throughout fiscal 2023 indicated to us that shareholders were pleased with the 2023 program structure as described in our 2023 Proxy Statement. As such, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2023, as previously disclosed, and did not make any changes to the executive compensation program as a result of the 2023 "say-on-pay" vote. The Compensation Committees have and will continue to consider shareholder input as well as results from the annual shareholder advisory votes, including the next vote in April 2024, when reviewing executive compensation programs and policies.

NAMED EXECUTIVE OFFICER COMPENSATION DESIGN, ELEMENTS AND PAY MIX

The compensation elements for our Named Executive Officers consist of:

- base salary;
- annual cash bonus;
- equity-based incentive compensation; and
- limited perquisites.

In determining the amount of any particular compensation element, the Compensation Committees consider the impact of such element on total compensation (and thus, each element affects the amount paid in respect of other elements of compensation). For example, the Compensation Committees consider the amount of the base salary and annual bonus that may be earned by a Named Executive Officer when making an equity grant.

2023 COMPENSATION RECOMMENDATIONS AND RATIONALE

RISK CONSIDERATIONS

The Compensation Committees evaluate the compensation program for potential risks. The Compensation Committees have concluded that the incentive structure for senior management does not encourage behaviors that would create material adverse risk for Carnival Corporation & plc, and that risks arising from Carnival Corporation & plc's compensation policies and practices for their workforce are not reasonably likely to have a material adverse effect on Carnival Corporation & plc. Please refer to the "Compensation Risk Assessment" section for additional information.

BASE SALARIES

Base salaries are intended to provide a level of fixed compensation that is reflective of each Named Executive Officer's level of responsibility. Base salaries of our Named Executive Officers for fiscal 2023 are reported in the "Summary Compensation Table." The Compensation Committees annually review each Named Executive Officer's performance and may increase the base salary of a Named Executive Officer at their discretion if merited by performance, responsibilities, or other market factors necessary to attract and retain our executives.

For fiscal 2023, the Compensation Committees approved an increase to the base salary for Enrique Miguez from $500,000 to $600,000, in connection with his expanded scope of responsibilities as General Counsel, including supporting the Global Ethics & Compliance function, and alignment with broader market benchmarking. Mr. Miguez's base salary is nearer to, but still lower than, market median following this increase (based on the review of our peer group and compensation survey data).

No other increases to base salaries for Named Executive Officers were approved.

ANNUAL BONUSES

Annual cash bonuses for our Named Executive Officers are determined in accordance with the Carnival Corporation & plc MIP. The MIP is designed to focus the attention of our executives on achieving strong performance results against key business priorities and is a core component of our compensation program that supports our pay for performance philosophy.

For fiscal 2023, the Compensation Committees approved an increase to the bonus target for Enrique Miguez from $350,000 to $450,000 in connection with his expanded scope of responsibilities and alignment with broader market benchmarking. Mr. Miguez's target bonus is nearer to, but still lower than, market median following this increase (based on the review of our peer group and compensation survey data). No other increases to target bonuses for Named Executive Officers were approved.

The target opportunities for fiscal 2023 for our Named Executive Officers are shown below. Actual payouts may range from 0% to 200% of the target bonus opportunity based on actual performance.

Name	Base Salary	Target Bonus
Josh Weinstein	$1,250,000	$2,500,000
David Bernstein	$ 850,000	$1,200,000
William Burke	$ 700,000	$ 500,000
Bettina Deynes	$ 425,000	$ 300,000
Enrique Miguez	$ 600,000	$ 450,000
Michael Thamm	€ 860,250	€1,116,000

MIP Annual Cash Bonus Evolution and 2023 Actions

Following the temporary modifications to our compensation programs for fiscal 2021 in response to the challenging operating environment created by the COVID-19 pandemic, in 2022 we worked towards completing our resumption of guest cruise operations. The Compensation Committees approved a return to quantifiable, preset annual performance metrics based on financial, operating, environmental sustainability, and ethics and compliance goals tied to profitability and sustainable growth. For 2023, as we completed our resumption of guest cruise operations and turned our strategic focus to returning to profitability, the Compensation Committees approved a return to the primary MIP performance metric of Adjusted Operating Income, with the balance of performance metrics focused on performance of environmental and safety initiatives, as described in more detail below. Additionally, as part of their personal annual appraisal, all executive officers are evaluated on performance against our stated core values, or "Culture Essentials." For additional information on our Culture Essentials, please refer to the Carnival plc Corporate Governance Report (attached as Annex C) under "Workforce Engagement."

Summary of MIP Annual Cash Bonus Design Evolution for 2023

2022 MIP Design

The Compensation Committees adopted performance metrics based entirely on preset targets emphasizing return to profitability and sustainable growth:

Metric	Weight
Adjusted EBITDA	50%
Average Passenger Occupancy	10%
Greenhouse Gas Intensity Reduction	10%
Food Waste Reduction	5%
Executive Accountabilities	25%

2023 MIP Design

In response to shareholder feedback, the Compensation Committees adopted performance metrics based entirely on preset targets that emphasize profitability and continued focus on key strategic environmental and safety objectives:

Metric	Weight
Adjusted Operating Income	80%
HESS	20%
• Safe and Compliant Ships	
• Safe and Healthy Passengers and Crew	
• Protecting the Environment	

2023 MIP Performance Metrics and Targets (Audited)

Our 2023 MIP annual cash bonus design includes quantitative performance metrics addressing our key business priorities of profitability, health, environmental performance, compliance and safety.

The following table is a summary of the performance goals used to determine the level of achievement associated with the adjusted Operating Income performance measure, as well as the actual results and payout. The adjusted Operating Income performance goals required meaningful growth over fiscal 2022 adjusted Operating Income of $(4,379) million to achieve the target payout while the growth goal required to achieve maximum payout was even more ambitious, with a steeper slope between required performance for target and maximum payouts.

Adjusted Operating Income (80%)	Threshold	Target Low	Target Mid	Target High	Maximum	2023 Actual
Adjusted Operating Income ($ in millions)	750	1,150	1,300	1,450	1,850	1,914
Payout (%) of Target	50	90	100	110	200	200

The HESS (Health, Environmental, Safety and Security) component of the MIP annual cash bonus, described in more detail below, measures our performance against established goals in each of our three identified HESS focus areas: safe and compliant ships, safe and healthy passengers and crew, and protecting the environment. The HESS MIP component comprised 20% of the 2023 MIP annual bonus.

HESS is critical to the well-being of our passengers and crew, safe and effective operation of our ships, and stewardship of the environment. As a result, we designed the HESS component of the MIP to specifically emphasize the importance of HESS to management. The HESS MIP program was developed by our Chief Maritime Officer ("CMO") using metrics based on international regulations and our HESS policies. The CMO developed the specific metrics that were reviewed and approved by the CEO, the HESS Committees and then by the Compensation Committees in establishing the 2023 MIP. The HESS component of the MIP reflects our HESS results and our proactive efforts to improve our HESS performance and that of the individual brands.

The overall corporate performance is a weighted average of individual brand performance which is determined using a series of quantitative performance metrics across the three focus areas. The metrics are measurable and objective. More specifically, some metrics are based on performance achievement while others are based on completion of efforts designed to improve performance. This latter group of metrics supports a "prepare for future progress" philosophy. The quantitative performance metrics associated with our three focus areas are described in more detail below. For competitive reasons, we do not disclose the specific metrics and targets.

Each focus area is allocated a specific point potential, which, when added together, total 100 points. Payout for the HESS MIP component is based on the total points achieved for all three focus areas, with each total points score between threshold and maximum levels representing a payout percentage on the payout curve.

The table below describes the points achieved in each focus area, the number of points required to achieve threshold, target and maximum payout percentage, and the actual results (total points and payout).

HESS (20%)	Threshold	Target	Maximum	2023 Actual
Focus areas: • **Safe and Compliant Ships** *(35-point potential)* (31.9 points achieved) • **Safe and Healthy Passengers and Crew** *(30-point potential)* (18.2 points achieved) • **Protecting the Environment** *(35-point potential)* (27.3 points achieved)	50 points	70 points	85 points or above	77.4 points
Payout (%) of Target	50%	100%	200%	150%

The total points achieved for 2023 are associated with a payout of 150% as indicated above. Following an evaluation of the performance results, judgment was used to determine the final HESS payout. Significant individual HESS operational incidents were considered. For each brand, the CMO and CEO made a subjective evaluation of significant HESS incidents, focusing on those which could have been prevented. Considerations included number and severity of incidents. Based on this review, the CMO and CEO recommended to the Compensation Committees that the formulaic payout percentage associated with the "2023 Actual" points achieved shown above be approved at 130%.

Safe and Compliant Ships (35-point potential): consists of two performance metrics and two proactive metrics. The performance metrics are shipboard compliance audit results performed by our internal audit team and a series of safety metrics related to fire prevention, detection and suppression, and life-saving appliances. The proactive metrics are designed to improve future performance by measuring the deck, engineering, and environmental officer attendance at our training center (CSMART) and always achieving full crewing of deck, engineering, and environmental officers on all ships because these crew members are key to our HESS performance.

Safe and Healthy Passengers and Crew (30-point potential): consists of several performance and trend metrics including guest and passenger injury rates, objective security measures, and internal and independent government public health inspection results.

Protected Environment (35-point potential): consists of three environmental metrics that measure compliance with emission and discharge regulations. Carbon intensity reduction relative to assigned targets and use of lower emissions fuels completes the performance measures in this category.

2023 Process for Setting Rigorous MIP Annual Cash Bonus Targets

Our operating environment in late 2022 when the Compensation Committees were setting 2023 MIP bonus targets remained highly uncertain, including predictions of a possible recession, uneven pace of recovery from the pandemic, and impacts from the war in Ukraine. These uncertainties also underpinned our decision to not provide full year guidance in the fourth quarter of 2022 for 2023. In light of these circumstances, the Compensation Committees, as part of their deliberative process, considered 2023 MIP annual bonus targets based on the initial internal financial projections and delayed final approval of the targets to ensure that the goals were sufficiently rigorous if the indications of a general cruise industry recovery grew more decisive. Once we gained additional visibility into expected bookings and market trends in early 2023, the Compensation Committees approved more rigorous targets, including a significantly higher target for achieving maximum Adjusted Operating Income performance. The Compensation Committees believed the rigorous targets would incentivize strong performance, and that a wider performance band around target achievement was appropriate to reflect the remaining uncertainties driven by factors outside of our direct control.

2023 MIP Annual Cash Bonus Performance Results

The formula-based MIP annual cash bonus results for fiscal 2023 reflected our strong performance driven by the extraordinary efforts of our executive officers and global teams around the world. Throughout fiscal 2023, we significantly increased occupancy on growing capacity, while driving revenue per passenger cruise day significantly higher than fiscal 2019's record levels. At the same time, we repaid over $6 billion of outstanding debt, while investing to build future demand. And, most importantly, we delivered unforgettable happiness to over 12 million guests by providing them with exceptional cruise vacations. Despite the hectic pace of change, we maintained our ongoing commitment to excellence in compliance, environmental protection, and looking after the safety, health and wellbeing of every life we touch. These achievements contributed to a very strong performance level against the key measures of financial and operational success that we use in our executive compensation program.

Overall performance against the goals for our formula-based MIP annual cash bonus for the Named Executive Officers is 186.0%, as shown below. These goals are important indicators of our financial and operational success and recognize that Named Executive Officer performance far exceeded defined targets and expectations set at the beginning of 2023. The following table summarizes the results for each MIP performance goal, the overall MIP formula-based performance, and the final bonus amounts earned:

	Adjusted Operating Income			HESS			2023 MIP Results	2023 MIP Bonus Earned
Name	2023 Actual ($ in millions)	% of Target	Weighting	2023 Actual	% of Target	Weighting	% of Target	($)
Josh Weinstein	1,914	200	80%	77.4 points	130	20%	186	4,650,000
David Bernstein								2,232,000
William Burke								930,000
Bettina Deynes								557,000
Enrique Miguez								837,000
Michael Thamm								0[1]

(1) Mr. Thamm was not eligible to receive an MIP bonus payment due to his mid-year separation from employment.

EQUITY-BASED COMPENSATION AND OTHER LONG-TERM INCENTIVES

Overview

The Compensation Committees grant equity-based compensation to our Named Executive Officers to provide long-term incentives and align management and shareholder interests. The Compensation Committees believe that a substantial portion of compensation should be equity-based. The equity-based compensation program is designed to:

1. recognize scope of responsibilities
2. reward demonstrated performance and leadership
3. motivate future superior performance
4. align the interests of the executive with our shareholders

Our equity-based compensation grants are made pursuant to the Carnival Corporation 2020 Stock Plan or the Carnival plc 2014 Employee Share Plan and are consistent with the Carnival plc Directors' Remuneration Policy, which have been approved by Carnival Corporation & plc shareholders.
Mr. Weinstein, Mr. Bernstein, Mr. Burke, Ms. Deynes, and Mr. Miguez received equity grants under the Carnival Corporation 2020 Stock Plan. Mr. Thamm received equity grants under the Carnival plc 2014 Employee Share Plan.

2023 Equity-Based Compensation Program Evolution

Prior to fiscal 2021 and the onset of the COVID-19 pandemic, our long-term equity-based compensation program was 100% performance-based for our Named Executive Officers and other key executives within Carnival Corporation & plc. In consideration of the changing business conditions caused by the pandemic, including the initial severe negative impacts of the pandemic on our industry and subsequent improvements as the pandemic subsided over time, the Compensation Committees have taken thoughtful actions to evolve our long-term equity-based compensation structure to respond to the changing needs of the business during this period. The Compensation Committees also considered shareholder feedback in its decisions to return to a performance-based long-term incentive program. For 2023, the equity-based program remained majority performance-based with a focus on key profitability and carbon reduction measures, with time-based restricted stock units introduced to support our retention objectives.

Return to Majority Performance-Based, Multi-Year Equity Program


Equity Mix
TBS
PBS
MTE
ERA
Fiscal 2023
30%
70%
Fiscal 2022
18%
13%
69%
Fiscal 2021
100%

Compensation Committees' Actions and Rationale

- Continued improvements in operating environment support maintenance of majority performance-based compensation, with time-based compensation intended to support retention objectives
- PBS performance criteria de-coupled from the MIP, in line with shareholder feedback, and measured against multi-year performance on Adjusted EBITDA (65%), Adjusted ROIC (25%) and Carbon Intensity Reduction (10%)
- Improving operating conditions supported return to a performance-based program design, but challenges remained in setting meaningful long-term goals
- PBS and MTE grants linked to the MIP annual bonus performance criteria to drive performance on key strategic goals
- ERA performance cash incentive implemented to incentivize retention, recognize extraordinary management performance and reflect key business initiatives necessary in fiscal 2022
- 100% time-based equity program considering inability to set meaningful or realistic long-term financial goals in the then-highly uncertain business environment which was significantly impacted by the COVID-19 pandemic

2023 Equity Compensation Targets

For fiscal 2023, the Compensation Committees approved increases to equity targets for David Bernstein and Enrique Miguez in connection with a review of their roles and responsibilities and market data for comparable roles. Equity targets for Messrs. Bernstein and Miguez are nearer to, but still lower than, market median following these increases (based on the review of our peer group and compensation survey data).

2023 equity compensation targets for each Named Executive Officer are as follows:

Named Executive Officer	PBS (70%) ($)	TBS (30%) ($)	Total Target Value ($)
Josh Weinstein	3,500,000	1,500,000	5,000,000
David Bernstein	1,837,500	787,500	2,625,000
William Burke	280,000	120,000	400,000
Bettina Deynes	262,500	112,500	375,000
Enrique Miguez	350,000	150,000	500,000
Michael Thamm(1)	N/A	N/A	N/A

(1) No equity grants were made to Mr. Thamm for fiscal 2023 service because he was not eligible to receive equity grants for fiscal 2023 due to his separation from employment.

Disclosure and the Timing of Equity-Based Compensation

SEC disclosure rules and the structure of our compensation programs require that we report the value of equity grants in the year in which they were granted, even in instances where a grant was made in the current year in connection with the prior fiscal year's equity program and based on prior year performance. Since the recommended values for our fiscal 2022 MTE and PBS grants were finalized in January 2023 and the grants were approved in February 2023, as described on page 74 of our Proxy Statement for fiscal 2022, the value of the 2022 equity grants was not included in the 2022 Summary Compensation Table. Instead, our 2023 Summary Compensation Table included under "Compensation Tables" displays the aggregate value of both the 2022 and 2023 equity grants. The 2023 Summary Compensation Table therefore does not provide an accurate representation of compensation decisions with respect to our 2023 equity grants and does not allow for a meaningful comparison of year-over-year changes in our executive compensation program. The Compensation Committees believe that it is important to evaluate 2023 compensation decisions in this context to understand overall Named Executive Officer compensation for 2023. An alternative Summary Compensation Table is provided below to illustrate our 2023 compensation without the equity grants tied to performance during fiscal 2022. This alternative disclosure is not intended to be a substitute for our required Summary Compensation Table included below under "Compensation Tables." Additional detail is also provided below regarding our 2022 and 2023 equity grants.

Alternative Summary Compensation Table for 2023

Name	Fiscal Year	Salary ($)	Stock Grants ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Josh Weinstein	2023	1,250,000	4,999,990	4,650,000	447,792	11,347,782
David Bernstein	2023	850,000	2,624,993	2,232,000	348,907	6,055,900
William Burke	2023	700,000	399,991	930,000	95,731	2,125,722
Bettina Deynes	2023	425,000	374,994	558,000	77,876	1,435,870
Enrique Miguez	2023	600,000	499,992	837,000	194,336	2,131,328
Michael Thamm	2023	929,070	0	0	106,757	1,035,827

2022 MTE and PBS Annual Performance Incentives

As reported in last year's Proxy Statement, in January 2022, the Compensation Committees approved MTE and PBS target values for each of our Named Executive Officers and certain other executives. The fiscal 2022 MTE and PBS programs are based on pre-grant performance requirements to determine a grant recommendation value for approval in the following year.

The fiscal 2022 MTE and PBS performance results were approved in January 2023 once the 2022 MIP annual bonus performance result upon which grant recommendation values were determined was assessed and verified. As described in more detail in our 2023 Proxy Statement on page 58, upon Mr. Weinstein's request, the Compensation Committees reviewed and determined that the final 2022 MIP annual bonus payout as well as the MTE and PBS grant recommendation values be reduced to 110% for all Named Executive Officers.

In February 2023, the MTE and PBS grants were approved based on the values certified in January and converted into a number of MTE and PBS based on the grant date closing price of our shares. They will vest pro-rata in February of 2024 and 2025. These MTE and PBS do not receive dividends or have voting rights. Each MTE and PBS is credited with dividend equivalents equal to the value of any cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares during the vesting period. The dividend equivalents, if any, will be distributed upon the vesting of the MTE and PBS. The final number of 2022 MTE and PBS is listed in the "Grants of Plan-Based Awards" table. The MTE incentives were discontinued for fiscal 2023, in line with shareholder feedback and, as described in more detail below, the 2023 PBS grants returned to multi-year performance criteria consistent with past practice prior to the COVID-related pause in guest cruise operations.

2023 Long-Term PBS and TBS Incentives

PBS grants represent 70% of our Named Executive Officers' target equity incentive in our 2023 compensation program. The Compensation Committees approved Adjusted EBITDA at constant currency and fuel (65%), Adjusted ROIC (25%), and Carbon Intensity Reduction (10%) as the performance metrics. These grants are subject to a three-year measurement period of fiscal 2023-2025, and cliff vest in 2026 based on attainment of performance goals following the end of the three-year performance period with a payout range of 0 to 200% of target. The specific performance targets will be disclosed after the end of the performance period in the 2026 Proxy Statement, as the Boards consider them strategic and commercially sensitive to disclose at this time.

In January 2023, the Compensation Committees approved a PBS target value for each of our Named Executive Officers and certain other executives. Each target value was determined after consideration of recommendations received from our CEO (other than in respect of his own grant which was recommended by our Chair of the Compensation Committees), as well as reviewing the scope of each Named Executive Officer's responsibilities, performance and long-term retention considerations.

In April 2023, PBS grants were made based on the values approved in January 2023 and were converted into a target number of PBS based on the grant date closing price of our shares. They will vest in February 2026, subject to certification of performance results. The PBS grants do not receive dividends or have voting rights. Each PBS is credited with dividend equivalents equal to the value of any cash and stock dividends paid on Carnival Corporation common stock or Carnival plc ordinary shares during the vesting period. The dividend equivalents, if any, will be distributed upon the vesting of the PBS.

For 2023, the Compensation Committees also determined to provide 30% of the target equity incentive in TBS grants to incentivize retention and in consideration of shareholder feedback. These grants vest annually on a pro-rata basis over a three-year period. The final number of 2023 PBS and TBS is listed in the "Grants of Plan-Based Awards" table.

PERQUISITES AND OTHER COMPENSATION

Our Named Executive Officers are provided various perquisites that the Compensation Committees believe are representative of common practices for executives in their respective countries. Mr. Thamm's perquisites and other benefits were provided pursuant to terms of his employment agreement. The Compensation Committees, with the assistance of FW Cook, review perquisites provided to our Named Executive Officers on a periodic basis and take into account each Named Executive Officer's particular circumstances and overall level of compensation and believe that perquisites provided by Carnival Corporation & plc continue to be an appropriate element of the overall compensation package used to attract and retain such officers.

The Compensation Committees have approved a policy to establish procedures and controls as to the authorized use of aircraft owned, operated, or chartered by Carnival Corporation & plc (the "Aircraft"). According to the policy, the Aircraft can only be used for business purposes. Guests may accompany these executives when traveling. Due to security considerations, the Compensation Committees have also agreed to allow our CEO to use the Aircraft for personal use so long as the incremental cost of such use to Carnival Corporation & plc does not exceed $200,000 per year. Once that threshold is reached, the CEO will reimburse us for any additional incremental costs (subject to applicable regulatory limitations). The Compensation Committees determined that the Aircraft usage policy and levels of usage and costs were consistent with those offered by large multinational companies like Carnival Corporation & plc.

In lieu of participation in the Carnival Corporation Nonqualified Savings Plan which was discontinued in accordance with Section 457A of the U.S. Internal Revenue Code, the Compensation Committees approved a program that provides for payment of additional annual compensation directly to these employees in an amount equal to what would have been deposited on behalf of those employees into that plan, less, as described below, any amount Carnival Corporation contributes to the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan (the "401(k) Plan"). These payments are taxable as ordinary income.

Beginning with the 2010 calendar year, the 401(k) Plan was amended and currently allows Mr. Weinstein, Mr. Bernstein, Mr. Burke, Ms. Deynes, and Mr. Miguez (as well as all other highly compensated employees) to defer a limited amount of compensation into the 401(k) Plan subject to nondiscrimination testing. In fiscal 2023, Carnival Corporation made matching contributions to the 401(k) Plan under the plan's formula, subject to nondiscrimination testing.

The perquisites received by each Named Executive Officer in fiscal 2023, as well as their incremental cost to Carnival Corporation & plc, are reported in the "Summary Compensation Table" and its accompanying footnotes.

POST-EMPLOYMENT COMPENSATION OBLIGATIONS

Carnival Corporation & plc does not have any change of control agreements that provide cash severance to our Named Executive Officers upon a change of control of Carnival Corporation & plc. Carnival Corporation & plc does not have employment agreements with any of our Named Executive Officers that provide cash severance benefits in connection with the termination of the executive's employment, with the exception of the employment agreement with Mr. Thamm.

Mr. Thamm was provided notice of separation and ceased providing services to us in April 2023. His employment agreement includes a 12-month notice period that will end in April 2024. During this notice period, he is subject to a non-compete provision. Under the terms of the settlement agreement between Carnival plc and Mr. Thamm, which outlines the terms of his separation, Mr. Thamm continues to receive his base salary as provided in his employment agreement in monthly installments of €71,687.50 until April 30, 2024, and he will also receive an additional lump sum payment of €1,139,750 in February 2024 to settle all claims relating to variable (bonus) compensation. Mr. Thamm's outstanding equity grants will also continue to vest in accordance with the retirement provisions of the 2014 Employee Share Plan and the grant agreements. Mr. Thamm is also eligible to continue to receive certain benefits he received prior to his separation through April 2024.

Mr. Burke and Ms. Deynes entered into Confidentiality Agreements and Restrictive Covenants providing that they are entitled to six months base salary as compensation for their confidentiality and further agreement not to engage in competition with us for a period of six months following their termination of employment. The Compensation Committees believe that the consideration provided to Mr. Burke and Ms. Deynes under these agreements is reasonable.

Upon termination of employment for certain circumstances or upon a change of control, our Named Executive Officers, excluding Mr. Thamm, may be entitled to retain or receive accelerated vesting of equity grants. Under the terms of the Carnival Corporation 2020 Stock Plan, however, the default provision upon a change in control would provide only for a "double trigger" acceleration of equity grants (such that no acceleration would occur unless the participant's employment were subsequently terminated by Carnival Corporation & plc (or its successor) without cause). These benefits are provided under the terms of the Carnival Corporation 2020 Stock Plan and the grant agreements. However, none of our Named Executive Officers are entitled to receive any tax gross-up payments in respect of their severance benefits or accelerated equity grants.

The benefits that our Named Executive Officers may be eligible to receive in connection with the termination of their employment or upon a change of control are described in detail in the "Potential Payments Upon Termination or Change of Control" section.

The Compensation Committees believe that these arrangements are reasonable and encourage executives to comply with post-termination non-compete and other restrictive covenants and to cooperate with us both before and after their employment is terminated.

PENSIONS AND DEFERRED COMPENSATION PLANS

Carnival Corporation & plc do not operate any defined benefit pension or deferred compensation programs for the Named Executive Officers.

PROCESS FOR MAKING COMPENSATION DETERMINATIONS

Early Fiscal Year

Compensation Approach

- The Compensation Committees determine the compensation policy and approach for the fiscal year
- Our CEO and the Chair of the Boards of Directors recommend key initiatives and goals for Carnival Corporation & plc to the Compensation Committees

Mid-Fiscal Year

Evaluate Program

- The Compensation Committees consult with the leadership team and independent consultants on matters such as compensation planning, staffing levels and retention incentives with the goals of supporting employees and attracting necessary personnel
- The Compensation Committees meet and discuss with our CEO, Chair of the Boards of Directors and the Chief Human Resources Officer

Post-Fiscal Year

Final Board Deliberations

- Our CEO, Chair of the Boards, and the Compensation Committees review the results of progress towards goals and other material items relating to overall Carnival Corporation & plc performance
- Our CEO reviews: (1) annual competitive market analysis provided by the independent consultant (2) individual Named Executive Officer performance (3) performance results of the group of brands or company-wide results and then provides the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own
- The Compensation Committees determine CEO and Named Executive Officer compensation by evaluating their individual performance against set performance objectives in addition to the overall performance of Carnival Corporation & plc

ADDITIONAL CONTEXT FOR 2023 DECISIONS

In fiscal 2023, the Compensation Committees continued to consult with their independent consultants and executive management on matters such as compensation planning, staffing levels, and retention incentives with the goals of supporting employees, attracting necessary personnel, and recognizing the extraordinary efforts of management and the workforce in navigating the pause and resumption of guest cruise operations. The Compensation Committees took into consideration business needs and the impact of decisions on employees and shareholders. The Compensation Committees exercised independent judgment when consulting with or receiving advice from management, executive Directors, or compensation consultants.

After the fiscal year was completed, our CEO and our Chair of the Boards of Directors reviewed with the Compensation Committees the results of those initiatives, progress towards goals, and other material items relating to overall Carnival Corporation & plc performance. Our CEO reviewed the annual competitive market analysis provided by the independent consultant, as well as individual performance of each Named Executive Officer and the results of the group of brands or company-wide results, as appropriate, and provided the Compensation Committees with recommended total target compensation levels for each Named Executive Officer, except for his own. The compensation for our Named Executive Officers was then determined by the Compensation Committees using their discretion to evaluate the individual performance of our Named Executive Officers and the overall performance of Carnival Corporation & plc.

IMPACT OF REGULATORY REQUIREMENTS ON COMPENSATION

In making determinations regarding executive compensation, the Compensation Committees consider relevant issues relating to accounting treatment, tax treatment (both company and individual), and regulatory requirements. The global nature of Carnival Corporation & plc's operations necessarily means that monitoring these technical issues and considering their potential impact on the appropriate design and operation of executive remuneration programs is an increasingly complex exercise. Technical issues are evaluated in light of Carnival Corporation & plc's philosophy and objectives for executive compensation and their corporate governance principles, as described earlier in this Compensation Discussion and Analysis.

INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committees have engaged Frederic W. Cook & Co., Inc. ("FW Cook") (together with its UK affiliated firm, FIT Remuneration Consultants LLP ("FIT")) to assist in their annual review of our executive and Director compensation programs. The Compensation Committees believe that FW Cook and FIT provided objective advice to the Compensation Committees. FW Cook and FIT provide no other services to Carnival Corporation & plc and have no other connections with Carnival Corporation & plc or individual Directors.

During fiscal 2023, a consultant from FW Cook attended meetings of the Compensation Committees and provided FW Cook's views on proposed actions by the Compensation Committees.

In accordance with the New York Stock Exchange rules relating to compensation consultant independence, the Compensation Committees have determined that FW Cook and FIT and their consultants are independent after taking into consideration the factors set forth in the New York Stock Exchange rules. Pursuant to the foregoing factors, the Compensation Committees have determined that FW Cook's and FIT's work raised no conflicts of interest.

PEER GROUP CHARACTERISTICS

The Compensation Committees perform an annual review of the compensation practices of certain other publicly-listed companies with the assistance of their consultant. This annual market assessment consists of an analysis of executive pay at a group of publicly-listed peer companies.

In April 2019, based on the recommendations of FW Cook, the Compensation Committees approved a peer group listed below (the "Peer Group"), which was used when assessing the fiscal 2023 compensation for our Named Executive Officers. The Peer Group consists of 19 publicly-listed companies from diverse industries that exhibit similar pre-COVID-19 pandemic size and business characteristics with Carnival Corporation & plc, noting also that not all members of the Peer Group were impacted by the COVID-19 pandemic in the same way. At the time the Peer Group was approved, our revenue ranked at the 45th percentile and market capitalization ranked at the 59th percentile of the Peer Group. We operate in a niche industry with a limited number of other publicly traded cruise operators. The Peer Group reflects the market in which we may compete for business, investor capital, and/or executive talent and was considered to be more closely aligned to our business complexity, breadth, scope, median reviews, and market capitalization. The Peer Group used in assessing fiscal 2023 compensation reflects a balanced group of companies in the consumer discretionary sector, including travel and hospitality, media, retailing, services, and transportation companies. For these reasons, the Compensation Committees continued to believe that this set of companies was an appropriate reference group in assessing executive compensation for fiscal 2023.

PEER GROUP COMPANIES

- American Airlines Group Inc.
- Darden Restaurants, Inc.
- Delta Air Lines, Inc.
- FedEx Corporation
- General Mills, Inc.
- Hilton Worldwide Holdings Inc.
- International Consolidated Airlines Group, S.A.
- Kimberly-Clark Corporation
- Las Vegas Sands Corp.
- Live Nation Entertainment, Inc.
- Marriott International, Inc.
- McDonald's Corporation
- MGM Resorts International
- Mondelēz International, Inc.
- Norwegian Cruise Line Holdings Ltd.
- Royal Caribbean Cruises Ltd.
- Starbucks Corporation
- United Continental Holdings, Inc.
- United Parcel Service, Inc.

CHANGES TO PEER GROUP FOR ASSESSING FISCAL 2024 COMPENSATION

In July 2023, our Compensation Committees approved a new compensation peer group for use in evaluating fiscal 2024 compensation. This was the first update to our peer group since 2019. This revised peer group will better reflect where Carnival Corporation & plc is currently positioned following the impacts that the pandemic and subsequent return to full guest cruise operations had on key metrics such as revenue, enterprise value, and certain financial metrics that the Committees consider in approving our peer group.

New additions to the peer group include Expedia Group Inc., Caesars Entertainment Inc., Southwest Airlines Co., and Booking Holdings Inc.

The updated peer group no longer includes FedEx Corporation, General Mills Inc., Kimberly-Clark Corporation, Mondelēz International Inc., or United Parcel Service Inc.

These changes were enacted to rebalance our compensation peer group, applying our established philosophy of balancing peers' market capitalization, revenue, sector, business complexity, breadth, scope, and potential candidate pool overlap.

COMPETITIVE MARKET (PEER GROUP) COMPARISON

Annually, the Compensation Committees' independent consultant, FW Cook, conducts a competitive market review to assist the Compensation Committees in their assessment of our Named Executive Officers' competitive positioning of total compensation relative to the markets in which Carnival Corporation & plc competes for executive talent. FW Cook conducted a competitive market assessment on behalf of the Compensation Committees for fiscal 2023. The Compensation Committees reviewed our aggregate Named Executive Officer total compensation in comparison to the competitive market, which consists of the Peer Group as well as third-party surveys that reflect a broad database of hundreds of companies.

The Compensation Committees were not provided with the identities of the companies in the surveys generally (or of the subsets of companies which had data for relevant comparable positions). As applicable, any utilized survey data was combined with the data for the Peer Group to produce a consolidated aggregated competitive market range for total direct compensation.

These analyses suggest that, in the aggregate, total direct compensation levels for our Named Executive Officers are generally below competitive market levels, which is being addressed. The Compensation Committees, as advised by FW Cook, consider total direct compensation to be generally competitive when within a range of 15% above or below the market median. Actual pay positioning can vary based on factors including job responsibilities, experience, impact of role, and individual performance.

Consistent with the approach that the Compensation Committees take in reviewing each element of total direct compensation, the Compensation Committees utilize these analyses to assess the extent to which the compensation provided to our Named Executive Officers is generally consistent with that offered by companies with whom Carnival Corporation & plc competes for executive-level talent. The Compensation Committees do not use these analyses to peg any particular element of compensation (or total compensation) to any specific targeted Peer Group level.

STOCK OWNERSHIP POLICY

Our Boards of Directors and Compensation Committees believe it is important for Directors and executive officers to build and maintain a long-term ownership position in Carnival Corporation or Carnival plc shares to align their financial interests with those of our shareholders and to encourage the creation of long-term value. Our compensation structure provides for a significant percentage of compensation to be equity-based, which places a substantial portion of compensation at risk over a long-term period. Accordingly, our executive officers, including our Named Executive Officers who are currently executive officers, are subject to a stock ownership policy. The policy specifies target ownership levels of Carnival Corporation or Carnival plc shares for each executive expressed in terms of the value of the equity holdings (excluding unvested performance grants) as a multiple of each executive officer's base salary. The target ownership levels are as follows:

Officers	Ownership Target—Multiple of Base Salary		Compliance Period
Chair and/or CEO	● ● ● ● ● ●	6x salary	5 years from appointment or promotion
Vice Chair	● ● ● ●	4x salary	
Other Executive Officers	● ● ●	3x salary	

Individuals who are newly designated as executive officers are expected to be in compliance with the stock ownership policy within five years of the date of becoming an executive officer. The stock ownership policy provides that an executive officer will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the executive officer falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. All of our executive officers are in compliance with this Board-mandated requirement through share ownership or by virtue of being in the initial five-year period. Mr. Bernstein has achieved the stock ownership requirement and Mr. Miguez, Mr. Burke, Mr. Weinstein and Ms. Deynes, who were appointed within the last five years and have additional time to meet the requirements of the stock ownership policy.

Carnival Corporation & plc does not make any commitment to any persons covered by the stock ownership policy that they will receive any particular level of equity-based grants. The stock ownership policy provides that executive officers be required to retain at least 50% of the shares received upon release after deducting withholding taxes, until their target ownership is achieved.

HEDGING POLICY

Because we believe it is improper and inappropriate for any Board member or employee to engage in short-term or speculative transactions involving Carnival Corporation & plc securities, our Securities Trading Policy provides that they may not engage in any of the following activities with respect to Carnival Corporation & plc securities at any time:

- purchasing of shares of either Carnival Corporation or Carnival plc on margin;
- short sales; or
- buying or selling puts, calls or other derivatives in respect of Carnival Corporation & plc securities.

Board members and employees may pledge shares, including as part of a margin account, but they are warned that sales of such shares could have securities law implications, including under Section 16 of the U.S. Securities Act, as well as market disclosure and other obligations under the UK Market Abuse Regulation ("MAR").

Although we discourage speculative hedging transactions, employees (other than executive officers) are permitted to engage in long-term hedging transactions that are designed to protect their investment in Carnival Corporation and Carnival plc shares (i.e., the hedge must be for at least one year and relate to shares or options held by the individual). Any such transactions must be pre-cleared by the Global Legal Services Department. Because these activities raise issues under the U.S. federal securities laws as well as MAR, any person intending to engage in permitted hedging transactions is strongly urged to consult his or her own legal counsel.

Our Securities Trading Policy provides additional restrictions for Directors and executive officers. They are prohibited from purchasing, selling or writing any exchange-traded call and put options that have Carnival Corporation or Carnival plc shares as the underlying security. In addition, Directors and executive officers may not engage in any hedging transaction on Carnival Corporation or Carnival plc shares that they beneficially own, including, but not limited to, "forward contracts," "collars," "equity swaps" or "straddles."

CLAWBACK POLICY

In June 2023, the SEC approved the NYSE's proposed listing standards to implement the SEC's clawback rule adopted pursuant to the requirements of Section 954 of the Dodd-Frank Act. The listing standards require all NYSE-listed companies to adopt a clawback policy for current and former Section 16 officers ("Covered Executives") by December 1, 2023. In October 2023, the Compensation Committees approved the Carnival Corporation & plc Clawback Policy (the "Clawback Policy"). The Clawback Policy requires the Compensation Committees, subject to certain narrow exceptions permitted by the NYSE listing standards, to recover from Covered Executives erroneously awarded compensation in the event of a restatement of our financial statements due to material noncompliance with federal securities laws. Incentive-based compensation that was "received" during the three fiscal years preceding the restatement, beginning with performance periods ending after October 3, 2023, is subject to recoupment.

The Clawback Policy is supplemental to the clawback provisions in the Carnival plc 2020 Stock Plan, the equity grant agreements and the MIP bonus plan, which incorporate the Clawback Policy by reference. The pre-existing provisions give the Compensation Committees authority to recover equity grants and annual bonus incentives from executive officers and non-executives in the event Carnival Corporation & plc is required to restate their financial statements due to fraud or in the event of other misconduct. A copy of the Clawback Policy was filed as an exhibit to our Annual Report on Form 10-K for fiscal 2023.

Report of the Compensation Committees

The Compensation Committees have reviewed the Compensation Discussion and Analysis and discussed it with the management of Carnival Corporation & plc. Based on their review and discussions with management, the Compensation Committees recommended to our Boards of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Carnival Corporation & plc 2023 joint Annual Report on Form 10-K and included in the Carnival Corporation & plc 2024 Proxy Statement. This Report is provided by the following independent Directors, who comprise the Compensation Committees:

THE COMPENSATION COMMITTEE OF CARNIVAL CORPORATION
THE COMPENSATION COMMITTEE OF CARNIVAL PLC



RANDY WEISENBURGER
Chair



HELEN DEEBLE



JASON GLEN CAHILLY



LAURA WEIL

Compensation Committee Interlocks and Insider Participation

During fiscal 2023, the Compensation Committees were comprised of the four independent Directors listed above. No member of the Compensation Committees is a current, or during fiscal 2023 was a former, officer or employee of Carnival Corporation, Carnival plc, or any of their subsidiaries. During fiscal 2023, no member of the Compensation Committees had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In fiscal 2023, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee of Carnival Corporation or Carnival plc.

Compensation Tables

SUMMARY COMPENSATION TABLE

Although Carnival Corporation and Carnival plc are two separate entities, our business is run by a single senior management team. The following tables, narrative, and footnotes discuss the compensation of our CEO, our Chief Financial Officer, our three other most highly compensated executive officers for the year ended November 30, 2023, and one former executive officer for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that he was not serving as an executive officer at the end of fiscal 2023, who are referred to as the Named Executive Officers.

Mr. Thamm's cash compensation was payable in euro. These euro amounts have been converted into U.S. dollars at the average U.S. dollar to euro exchange rate for fiscal 2023 of $1.08:€1. The value for Carnival plc ordinary shares has been converted from sterling into U.S. dollars based on the exchange rate on the date of grant, being $1.20:£1 on February 21, 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Grants[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Josh Weinstein President, CEO and Chief Climate Officer	2023	1,250,000	7,460,811	4,650,000	447,792	13,808,603
	2022	983,333	4,695,000	2,044,644	291,176	8,014,153
David Bernstein Chief Financial Officer and Chief Accounting Officer	2023	850,000	5,429,987	2,232,000	348,907	8,860,894
	2022	850,000	0	1,320,000	418,671	2,588,671
	2021	750,000	2,129,909	2,000,000	77,298	4,957,207
William Burke Chief Maritime Officer	2023	700,000	839,983	930,000	95,731	2,565,714
	2022	641,333	0	550,000	93,550	1,284,883
Bettina Deynes Chief Human Resources Officer[3]	2023	425,000	402,485	558,000	77,876	1,463,361
Enrique Miguez General Counsel	2023	600,000	884,978	837,000	194,336	2,516,314
	2022	500,000	0	385,000	216,484	1,101,484
	2021	437,500	219,991	600,000	106,292	1,363,783
Michael Thamm Group CEO of Costa Group & Carnival Asia[4]	2023	929,070	1,857,342	0	106,757	2,893,169
	2022	911,865	0	1,301,256	109,045	2,322,166
	2021	1,023,698	2,981,753	2,656,080	190,238	6,851,769

(1) The amounts included in the "Summary Compensation Table" reflect the grant date fair value, assuming no risk of forfeiture, of the grants of Carnival Corporation RSUs and Carnival plc RSUs made to our Named Executive Officers in fiscal 2023, calculated in accordance with ASC 718. The valuation of share-based grants is discussed in Notes 2 and 13 to the financial statements in the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2023. The amounts reflect the grant date fair value of the fiscal 2022 MTE and PBS grants made in February 2023, and fiscal 2023 TBS and PBS grants made in April 2023, calculated in accordance with ASC 718. The grant date fair value of the MTE, TBS, and PBS grants assuming combined maximum performance (200% of target for the 2023 PBS) is $10,960,808 for Mr. Weinstein, $7,267,482 for Mr. Bernstein, $1,119,976 for Mr. Burke, $664,984 for Ms. Deynes, and $1,234,974 for Mr. Miguez. Mr. Thamm did not receive a 2023 PBS grant and the grant date fair value of his MTE, 2022 PBS and TBS grants assuming combined maximum performance is as noted in the table above. For the proceeds received by the Named Executive Officers upon the vesting of RSUs, see the "Stock Vested for Fiscal 2023" table.

(2) See the "All Other Compensation" table for additional information.

(3) Ms. Deynes is a Named Executive Officer for the first time in fiscal 2023.

(4) Mr. Thamm ended service as an executive officer effective April 5, 2023.

VALUE OF FISCAL 2022 PERFORMANCE EQUITY FOR OUR NAMED EXECUTIVE OFFICERS GRANTED IN 2023

The amounts set forth in the column entitled "Stock Grants" in the "Summary Compensation Table" do not represent the equity-based compensation granted as compensation for fiscal 2023. As required by SEC rules and as described in Note 1 to the "Summary Compensation Table," the amounts reported in this column reflect the grants made during fiscal 2023. The amounts reported in this column include the values associated with the fiscal 2022 MTE and PBS grants made in fiscal 2023 that are described in the "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation" section of the Compensation Discussion and Analysis. Fiscal 2023 equity-based compensation excluding the grants made in fiscal 2023 for fiscal 2022 is as follows:

Name	Fiscal 2023 Equity-based Compensation Value Excluding 2022 MTE and PBS[1] ($)
Josh Weinstein	4,999,990
David Bernstein	2,624,993
William Burke	399,991
Bettina Deynes	374,994
Enrique Miguez	499,992
Michael Thamm	0

(1) The amounts reflect total fiscal 2023 stock grants, excluding fiscal 2022 MTE and PBS grant values. See also the "Disclosure and the Timing of Equity-Based Compensation" portion of the Compensation Discussion and Analysis for the "Alternative Summary Compensation Table" excluding the 2022 MTE and PBS grant values.

ALL OTHER COMPENSATION

Each component of the "All Other Compensation" column in the "Summary Compensation Table" for fiscal 2023 is as follows:

Name	Compensation in lieu of Savings Plan Profit Sharing Contribution ($)	Employer Contributions to Defined Contribution Plan (401(K)) ($)	Accidental Death or Dismemberment Insurance ($)	Private Medical/ Health Insurance Costs and Premiums[1] ($)	Automobile Lease or Allowance ($)	Tax Advisor Fees and Associated Gross-up ($)	Other[2] ($)	Total ($)
Josh Weinstein	329,464	10,815	139	71,366	24,000	555	11,453	447,792
David Bernstein	261,000	11,550	94	55,821	11,400	—	9,042	348,907
William Burke	23,917	11,550	90	46,751	11,400	—	2,023	95,731
Bettina Deynes	5,823	11,439	120	57,314	—	—	3,180	77,876
Enrique Miguez	106,200	8,225	139	59,771	10,800	—	9,201	194,336
Michael Thamm	—	—	11,647	12,564	19,815	40,183	22,548	106,757

(1) Certain of our Named Executive Officers are eligible to participate in an executive health insurance program, which includes a fully insured plan and a secondary insured plan. Amounts reported represent the cost of the premiums paid on a Named Executive Officer's behalf under these plans plus the additional costs of medical services rendered during the fiscal year. Named Executive Officers participating in this plan generally have until March 31, 2023 to submit their 2022 claims for reimbursement and, as a result, these amounts may increase. The maximum amount that may be reimbursed in any year under the secondary plan is $20,000.

(2) Includes the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of "All Other Compensation" for the designated Named Executive Officer. These other benefits include driver and security, life and disability insurance premiums, tax planning and return preparation fees, personal transportation and spousal meals.

Additional information with respect to Carnival plc's compensation and reimbursement practices during fiscal 2022 for Non-Executive Directors is included in Part II of the Carnival plc Directors' Remuneration Report, which is attached as Annex B to this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2023

Equity grants and non-equity grants made to the Named Executive Officers during fiscal 2023 are as follows:

Name	Grant Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Grants[(1)] ($)			Estimated Possible Payouts Under Equity Incentive Plan Grants[(2)] (#)			All Other Stock Grants: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Grants[(3)] ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Josh Weinstein	Annual Bonus		1,250,000	2,500,000	5,000,000					
	2022 MTE	2/21/2023							112,194	1,248,719
	2022 PBS	2/21/2023							108,904	1,212,102
	2023 TBS	4/21/2023							159,914	1,499,993
	2023 PBS	4/21/2023				186,567	373,134	746,268		3,499,997
David Bernstein	Annual Bonus		600,000	1,200,000	2,400,000					
	2022 MTE	2/21/2023							84,007	934,998
	2022 PBS	2/21/2023							168,014	1,869,996
	2023 TBS	4/21/2023							83,955	787,498
	2023 PBS	4/21/2023				97,948	195,895	391,790		1,837,495
William Burke	Annual Bonus		250,000	500,000	1,000,000					
	2022 MTE	2/21/2023							17,295	192,493
	2022 PBS	2/21/2023							22,237	247,498
	2023 TBS	4/21/2023							12,793	119,998
	2023 PBS	4/21/2023				14,925	29,850	59,700		279,993
Bettina Deynes	Annual Bonus		150,000	300,000	600,000					
	2022 PBS	2/21/2023							2,470	27,491
	2023 TBS	4/21/2023							11,993	112,494
	2023 PBS	4/21/2023				13,993	27,985	55,970		262,499
Enrique Miguez	Annual Bonus		225,000	450,000	900,000					
	2022 MTE	2/21/2023							24,707	274,989
	2022 PBS	2/21/2023							9,883	109,998
	2023 TBS	4/21/2023							15,991	149,996
	2023 PBS	4/21/2023				18,657	37,313	74,626		349,996
Michael Thamm	Annual Bonus		0	0	0					
	2022 MTE	2/19/2023							55,246	546,272
	2022 PBS	2/19/2023							132,592	1,311,070

(1) Represents the potential value of the payout of the annual bonuses under the MIP for fiscal 2023 performance. The actual amount of a Named Executive Officer's annual bonus paid in fiscal 2024 for fiscal 2023 performance is shown in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column. For a more detailed description of the potential annual bonus payout, see the description in the "2023 Annual Bonuses" section of the Compensation Discussion and Analysis.

(2) Represents the potential number of shares earnable under the annual 2023 PBS grant. For a more detailed description of the potential payout under the annual 2023 PBS grant, see the description in the "2023 Long-Term PBS and TBS Incentives" section of the Compensation Discussion and Analysis.

(3) Represents the full grant date fair values of the equity grants made in fiscal 2023, which were determined based on the assumptions set forth in Notes 2 and 13 to the Carnival Corporation & plc consolidated financial statements included in our Annual Report on Form 10-K for the year ended November 30, 2023 (disregarding estimated forfeitures). The full grant date fair value for a grant is the amount that Carnival Corporation & plc will expense in their financial statements over the grant's vesting schedule or until the retirement eligibility date, if such date is earlier than the vesting date, when vesting is not contingent upon future performance. The full grant date fair value may not correspond to the actual value that will be realized. The maximum number of 2023 PBS each Named Executive Officer may receive is two times the target number.

NARRATIVE DISCLOSURE TO THE "SUMMARY COMPENSATION TABLE" AND THE "GRANTS OF PLAN-BASED AWARDS IN FISCAL 2023" TABLE

EMPLOYMENT AGREEMENTS

Only one of our Named Executive Officers, Mr. Thamm, had an employment agreement in fiscal 2023. Mr. Thamm was provided notice of separation and ceased providing services to us in April 2023. His employment agreement includes a 12-month notice period that will end in April 2024.

For more detailed information regarding Mr. Thamm's employment agreement as well as his separation, please refer to the Compensation Discussion and Analysis section and the exhibit index to the Carnival Corporation & plc 2023 joint Annual Report on Form 10-K.

ANNUAL BONUS PLANS

Annual bonuses for our Named Executive Officers are determined based on the MIP. For more detailed information regarding this plan, please refer to the Compensation Discussion and Analysis and the exhibit index to the Carnival Corporation & plc 2023 joint Annual Report on Form 10-K.

EQUITY-BASED COMPENSATION

The Compensation Committees made fiscal 2022 MTE and PBS grants and 2023 TBS and PBS grants to our Named Executive Officers in fiscal 2023.

None of these grants receive dividends or have voting rights. Each grant is credited with dividend equivalents equal to the value of cash and stock dividends, if any, paid on Carnival Corporation common stock or Carnival plc ordinary shares. The dividend equivalents, if any, are settled only when these RSUs are released from restriction.

Please refer to the Compensation Discussion and Analysis for additional detail on these grants. For further information regarding forfeiture and treatment upon termination or change of control, refer to the "Potential Payments Upon Termination or Change of Control" section.

OUTSTANDING EQUITY GRANTS AT FISCAL 2023 YEAR-END

Our Named Executive Officers do not hold options over either Carnival Corporation or Carnival plc shares. Information with respect to outstanding Carnival Corporation restricted shares and RSUs granted by Carnival Corporation & plc to and held by our Named Executive Officers as of November 30, 2023, except for Mr. Thamm whose RSUs are related to Carnival plc ordinary shares, is as follows:

		Stock Grants			
Name		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Grants: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Grants: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Josh Weinstein		19,477[2]	293,324	373,134	5,619,398[3]
		112,194[4]	1,689,642	500,000	7,530,000[5]
		108,904[4]	1,640,094		
		159,914[6]	2,408,305		
	TOTAL	400,489	6,031,364	873,134	13,149,398
David Bernstein		34,020[2]	512,341	195,895	2,950,179[3]
		84,007[4]	1,265,145		
		168,014[4]	2,530,291		
		83,955[6]	1,264,362		
	TOTAL	369,996	5,572,140	195,895	2,950,179
William Burke		9,351[2]	140,826	29,850	449,541[3]
		17,295[4]	260,463		
		22,237[4]	334,889		
		12,793[6]	192,663		
	TOTAL	61,676	928,841	29,850	449,541
Bettina Deynes		1,597[2]	24,051	27,985	421,454[3]
		2,505[4]	37,725		
		2,470[4]	37,198		
		11,993[6]	180,615		
	TOTAL	18,565	279,589	27,985	421,454
Enrique Miguez		3,515[2]	52,936	37,313	561,934[3]
		24,707[4]	372,087		
		9,883[4]	148,838		
		15,991[6]	240,824		
	TOTAL	54,096	814,686	37,313	561,934
Michael Thamm		55,683[2]	736,129	0	0
		55,246[4]	730,352		
		132,592[4]	1,752,866		
	TOTAL	243,521	3,219,348	0	0

(1) Market value of the stock grants is based on the closing price of Carnival Corporation common stock on November 30, 2023 of $15.06, except for the Carnival plc RSUs granted to Mr. Thamm under the Carnival plc 2014 Employee Share Plan, which are based on closing price of Carnival plc ordinary shares on November 30, 2023 of £10.41, which has been converted into $13.22 based on the November 30, 2023 exchange rate of $1.27:£1.

(2) Restrictions ordinarily lapse on January 19, 2024.

(3) Market value is based on target performance assuming 100% payout on the April 2023 PBS grant at November 30, 2023. This grant vests zero to 200% of target based upon the extent to which annual Adjusted EBITDA, as normalized for fuel price changes and currency exchange rate impacts for each of the three fiscal years in the 2023-2025 performance cycle, ROIC for 2025, and carbon intensity reduction metrics, exceed specified performance goals. Additional shares will be provided to take into account dividend reinvestment during the performance period, if any. Restrictions lapse on February 12, 2026.

(4) Restrictions lapse on February 15, 2024 and February 18, 2025.

(5) Market value is based on target performance assuming 100% payout on the August 2022 long-term PBS grant to Mr. Weinstein

as at November 30, 2023. This grant vests zero to 200% of target based upon the extent to which the long-term PBS performance measure exceeds specified performance goals.

(6) Restrictions lapse on February 15, 2024, February 18, 2025, and February 12, 2026.

STOCK VESTED FOR FISCAL 2023

None of our Named Executive Officers held options during fiscal 2023. The following table provides information for our Named Executive Officers on the number of shares acquired upon the vesting of RSUs and the value realized, before the payment of any applicable withholding tax and broker commissions.

	Stock Grants	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[1] ($)**
Josh Weinstein	64,517	756,462
David Bernstein	113,592	1,275,907
William Burke	31,024	348,374
Bettina Deynes	4,034	44,181
Enrique Miguez	7,987	83,614
Michael Thamm	168,452	1,682,332

(1) The fair market value of Carnival Corporation common stock realized on vesting has been determined using the average of the highest and lowest sale prices reported as having occurred on the New York Stock Exchange on the date of vesting. The fair market value of Carnival plc ordinary shares realized on vesting has been determined using the average of the highest and lowest sale prices reported as having occurred on the London Stock Exchange on the date of vesting. The value for Carnival plc ordinary shares has been converted from sterling into U.S. dollars based on the exchange rate on the date of vesting.

PENSION BENEFIT IN FISCAL 2023

None of the Named Executive Officers participate in any defined benefit pension plans sponsored by Carnival Corporation or Carnival plc.

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2023

None of the Named Executive Officers participate in any nonqualified deferred compensation plans sponsored by Carnival Corporation or Carnival plc.

Mr. Weinstein, Mr. Bernstein, Mr. Burke, Ms. Deynes, and Mr. Miguez and other Carnival Corporation employees who are deemed highly compensated employees under IRS regulations (the “HCEs”) are paid a profit-sharing contribution as additional cash compensation under the Carnival Corporation Fun Ship Non-Qualified Savings Plan, a non-tax qualified plan which does not currently have any deferred compensation features. The profit-sharing contributions are based on years of service and are paid as a percentage of eligible pay. Employees hired after January 1, 2020 are not eligible to participate in profit-sharing and no additional years of service are counted after December 31, 2021.

Effective January 2024, the profit-sharing contributions will be discontinued for the Named Executive Officers and other HCEs of Carnival Corporation, subject to payment of the 2023 profit share, with the profit-share percentages fixed in 2021 being rolled into the individuals’ salary and target bonus. The following tables shows the eligible profit-sharing contribution percentages and years of service of the Named Executive Officers that will be rolled into their fiscal 2024 salary and bonus target:

Name	Years of Service at December 31, 2021	Award (% of Eligible Pay)
Josh Weinstein	20	9%
David Bernstein	24	12%
William Burke	8	2%
Bettina Deynes	2	1%
Enrique Miguez	25	12%

Mr. Weinstein, Mr. Bernstein, Mr. Burke, Ms. Deynes, and Mr. Miguez are also eligible to receive matching contributions under the 401(K) Plan which is contributed to the 401(k) Plan by Carnival Corporation on behalf of these individuals. From January 1, 2021, Carnival Corporation matched 100% of employee deferrals up to 1% of eligible pay plus 50% of employee deferrals that exceed 1% of eligible pay but do not exceed 6% of eligible pay.

“Eligible pay” includes regular pay (before any pre-tax contributions from pay and taxes) and bonus. For matching and profit-sharing contributions, eligible pay does not include amounts in excess of the maximum compensation rate under Internal Revenue Code Section 401(a)(17).

Potential Payments upon Termination or Change of Control

Each of our Named Executive Officers may be eligible to receive certain payments and benefits in connection with termination of employment under various circumstances. The potential benefits payable to our Named Executive Officers in the event of termination of employment under various scenarios on November 30, 2023 are described below. Since Mr. Thamm was provided notice of separation and ceased providing services to us in April 2023, the below describes actual payments and benefits to be provided in connection with his separation.

In addition to benefits described below, our Named Executive Officers will be eligible to receive any benefits accrued under Carnival Corporation & plc broad-based employee benefit plans, such as distributions under life insurance, disability benefits and accrued vacation pay, in accordance with those plans and policies. These benefits are generally available to all employees.

CASH SEVERANCE BENEFITS

It is the policy of the Compensation Committees for executive officers to have notice periods of not more than 12 months in duration. The Compensation Committees may make an exception to this practice where they believe doing so would be in the best interests of Carnival Corporation and Carnival plc and their shareholders. The Compensation Committees will continue to consider the individual circumstances of each case taking account of best practice in the UK and the U.S. and the expected cost to Carnival Corporation & plc of any termination of an executive's employment arrangements.

Accordingly, Mr. Weinstein, Mr. Bernstein, and Mr. Miguez have no employment agreements and no entitlement to severance except for possible retention of unvested restricted share grants depending on the circumstances of their separation of employment discussed below.

Mr. Thamm was provided notice of separation without cause and ceased providing services to us in April 2023. His employment agreement includes a 12-month notice period that will end in April 2024. In connection with his separation and under the terms of his agreement, he will receive the amount noted below under "Estimated Cash and Benefits Payments upon Termination of Employment."

In addition, Mr. Burke is eligible to receive six months' base salary upon separation from employment for any reason other than for cause and Ms. Deynes is eligible to receive six months' base salary upon separation from employment in case of termination without cause or change or control, as consideration for their non-competition and non-solicitation obligations pursuant to Confidentiality Agreements and Restrictive Covenants.

ESTIMATED CASH AND BENEFITS PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table quantifies the cash compensation or value of benefits that Mr. Burke and Ms. Deynes would receive upon termination of employment, and the cash compensation and value of benefits that Mr. Thamm is entitled to receive in connection with his separation. None of the other Named Executive Officers are eligible to receive cash compensation or benefits upon termination of employment, other than broad-based benefits described above. The amounts shown assume the event that triggered the treatment occurred on November 30, 2023, other than with respect to Mr. Thamm, as noted below. The table does not include amounts they would be entitled to without regard to the circumstances of termination, such as earned or accrued compensation.

Name	Benefit	Termination without Cause ($)	Voluntary Termination ($)	Death or Disability ($)	Change of Control ($)
William Burke	Non-Competition Compensation	350,000	350,000	350,000	350,000
Bettina Deynes	Non-Competition Compensation	212,500	0	0	212,500
TOTAL		562,500	350,000	350,000	562,500
Michael Thamm	Separation Compensation	1,636,619[(1)]	N/A	N/A	N/A
TOTAL		1,636,619	N/A	N/A	N/A

(1) This amount represents estimated compensation payable to Mr. Thamm from November 30, 2023 through April 30, 2024. Mr. Thamm was provided notice of separation and ceased to provide services to us in April 2023. Under the terms of his separation as well as the settlement agreement, Mr. Thamm continues to receive his base salary as provided in his employment agreement in monthly installments of €71,687.50 until April 30, 2024, and he will also receive an additional lump sum payment of €1,139,750 in February 2024 to settle all claims relating to variable (bonus) compensation. Mr. Thamm also continues to be eligible for certain benefits through April 2024, including automobile lease or allowance ($7,884 estimated from November 30, 2023 to April 30, 2024) and health, accidental, life and permanent disability insurance ($10,692 estimated from November 30, 2023 to April 30, 2024). Mr. Thamm's separation compensation is payable in euro and has been converted into U.S. dollars using the average U.S. dollar to euro exchange rate for fiscal 2023 of $1.08:€1.

EQUITY-BASED COMPENSATION

Vesting of RSUs upon termination of a Named Executive Officer's employment is dependent upon the reasons his or her employment is terminated, the terms of the respective equity plan and the associated equity grant agreement. Equity grants made to our Named Executive Officers are subject to the same terms as all other participants generally.

CARNIVAL CORPORATION 2020 STOCK PLAN

All our Named Executive Officers, except Mr. Thamm, have received annual equity grants under the Carnival Corporation 2020 Stock Plan ("CC 2020"). Mr. Thamm has received grants under the Carnival plc 2014 Employee Share Plan ("Plc 2014"). The following table summarizes the types of equity grants held by our Named Executive Officers under each of CC 2020 and Plc 2014 as of November 30, 2023:

Name	Long-Term PBS	MTE	PBS	TBS
Josh Weinstein	CC 2020	CC 2020	CC 2020	CC 2020
David Bernstein, William Burke, Bettina Deynes, and Enrique Miguez		CC 2020	CC 2020	CC 2020
Michael Thamm		Plc 2014	Plc 2014	Plc 2014

The terms of the Carnival Corporation 2020 Stock Plan and the equity grant agreements applicable to participants generally provide that upon termination for death or disability, all unvested equity grants will immediately vest.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires.

Change of control means the occurrence of any of the following:

- the acquisition by any individual, entity or group of beneficial ownership of 50% or more of either:
  - (A) the then-outstanding shares of common stock of Carnival Corporation; or
  - (B) the combined voting power of the then-outstanding voting securities of Carnival Corporation and Carnival plc entitled to vote generally in the election of Directors, except that this provision does not apply to affiliated companies or the Arison family;
- the incumbent Directors cease to constitute at least a majority of the Boards of Directors;
- the dissolution or liquidation of Carnival Corporation;
- the sale, transfer, or other disposition of all or substantially all of the business or assets of Carnival Corporation; or
- the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving Carnival Corporation that requires the approval of the shareholders, whether for such transaction or the issuance of securities in the transaction.

Upon involuntary termination within 12 months after a change of control, the restricted period on all RSUs immediately expires. All of the equity grants made to participants, including our Named Executive Officers, contain clawback and forfeiture provisions in the event of a violation of confidentiality or non-compete provisions (which restrict them from competing with Carnival Corporation & plc for the remainder of the grant's vesting period) or fraud or conduct contributing to any financial restatements or irregularities.

CARNIVAL PLC 2014 EMPLOYEE SHARE PLAN

Mr. Thamm is the only Named Executive Officer who received grants under the Carnival plc 2014 Employee Share Plan. He received MTE, PBS, and TBS grants under the Carnival plc 2014 Employee Share Plan. Mr. Thamm receives the same treatment under the plans as other participants generally. Mr. Thamm was provided notice of separation and ceased providing services to us in April 2023. His outstanding grants will continue to vest in accordance with the retirement provisions of the 2014 Employee Share Plan and the grant agreements.

POTENTIAL VALUE OF EQUITY GRANTS UPON TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

The following table details the value of all outstanding RSU grants that would have become vested, or that could have continued to vest, subject to any non-compete and confidentiality requirement, for termination of employment or upon a change of control as of November 30, 2023, other than with respect to Mr. Thamm, as described below. The true value of these equity grants for future vesting periods is subject to market fluctuations occurring over time.

ESTIMATED POTENTIAL VALUE OF EQUITY GRANTS[1][2]

Name	Termination without Cause ($)	Death or Disability ($)	Retirement ($)	Change of Control[3] ($)
Josh Weinstein	1,298,597	19,180,762	0	19,180,762
David Bernstein	1,480,220	8,522,318	5,059,799	8,522,318
William Burke	232,187	1,378,382	788,015	1,378,382
Bettina Deynes	14,507	701,043	0	701,043
Enrique Miguez	203,161	1,376,620	0	1,376,620
Michael Thamm[4]	3,219,518	N/A	N/A	N/A
TOTAL	6,448,191	31,159,125	5,847,813	31,159,125

(1) The value for RSUs is based on the closing price of Carnival Corporation common stock on November 30, 2023 of $15.06, except for the Carnival plc RSUs held by Mr. Thamm, which is based on the closing price of Carnival plc ordinary shares on November 30, 2023 of £10.41, which has been converted into $13.22 based on the November 30, 2023 exchange rate of $1.27:£1.

(2) The value of the RSUs are reflected using the target number of RSUs granted.

(3) Termination of employment is required to trigger acceleration upon a change of control.

(4) Mr. Thamm was provided notice of separation and ceased providing services to us in April 2023. His MTE, PBS, and TBS grants will continue to vest in accordance with the retirement provisions of the 2014 Employee Share Plan and the grant agreements.

U.S. CEO Pay Ratio

In accordance with SEC rules, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. The 2023 annual total compensation of our CEO as set forth in the Summary Compensation Table is $13,808,603, the 2023 annual total compensation of our median compensated employee is $16,789, and the ratio of these amounts is 822 to 1. Our median compensated employee population consists primarily of ship-based employees who work fewer than twelve months of the year.

Employee	2023 Annual Total Compensation ($)	Pay Ratio
CEO	13,808,603	822:1
Median employee, other than our CEO	16,789	

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our global human resources and payroll systems of record and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

To identify our median employee, we used total cash compensation for our estimated employee population of 104,970 as of September 30, 2023. Our workforce includes a large number of ship-based employees who typically work six to eleven months of the year and, as permitted by SEC rules, we did not annualize the pay for our employees when identifying our median employee.

We then applied a valid statistical sampling methodology to identify employees who were paid within a 1% range of the median. From these employees, we then identified a representative median employee from this group and calculated that employee's annual total compensation in fiscal 2023 consistent with Item 402(c) of Regulation S-K. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our ship-based employees without charge.

Pay versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, following is information about the relationship between executive "compensation actually paid" and our financial performance. This disclosure does not reflect the value actually received or realized by our Named Executive Officers or how our Compensation Committees evaluate compensation decisions. Please refer to the "Compensation Discussion and Analysis" section for a discussion of our executive compensation program objectives and program design to align executive compensation with our performance.

TABULAR DISCLOSURE OF COMPENSATION ACTUALLY PAID VERSUS PERFORMANCE

The following table discloses information on "compensation actually paid" ("CAP") to our principal executive officers (the "PEOs") and the average CAP to our other Named Executive Officers (the "non-PEO NEOs") during the specified years alongside total shareholder return ("TSR") and net income metrics, as well as a company-selected measure of Adjusted Operating Income. We selected this measure as the most important in linking compensation actually paid to our Named Executive Officers for 2023 to our performance, as Adjusted Operating Income was the predominant metric used in evaluating company-wide performance under our annual bonus plan and is described in more detail in the "Compensation Discussion and Analysis" section above.

Year	Summary Compensation Table Total for PEO(1) ($)	Compensation Actually Paid to PEO(2) ($)	Summary Compensation Table Total for Former PEO(3) ($)	Compensation Actually Paid to Former PEO(2) ($)	Average Summary Compensation Table Total for Non-PEO NEOs(4) ($)	Average Compensation Actually Paid to Non-PEO NEOs(2) ($)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return(5) ($)	Net Income (In millions)(6) ($)	Adjusted Operating Income(7) ($)
2023	13,808,603	23,274,493	—	—	3,659,890	5,224,395	75.38	103.18	(74)	1,887
2022	8,014,153	7,895,313	11,144,435	5,815,515	1,824,301	1,330,122	49.70	80.09	(6,093)	(3,914)
2021	—	—	15,063,788	11,157,235	3,304,831	2,721,255	88.19	102.56	(9,501)	(1,684)

(1) Reflects total compensation of our current CEO, Josh Weinstein, as calculated in the Summary Compensation Table (the "SCT").

(2) The dollar amounts shown in these columns reflect "compensation actually paid" to the Named Executive Officers calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each Named Executive Officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Weinstein, information is only included beginning with 2022, the first year in which he served as CEO.

(3) Reflects the total compensation for our former CEO, Arnold Donald, who served as PEO until August 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are calculated in the SCT for each of the years shown.

(4) Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2023: David Bernstein, William Burke, Bettina Deynes, Enrique Miguez, and Michael Thamm; for 2022: David Bernstein, William Burke, Enrique Miguez, and Michael Thamm; and for 2021: Peter Anderson, David Bernstein, Enrique Miguez, Arnaldo Perez, and Michael Thamm.

(5) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on November 30, 2020. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the Dow Jones U.S. Recreational Services Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate Peer Group used by the Compensation Committees for purposes of determining compensation paid to our executive officers is described in the Compensation Discussion & Analysis section under "Peer Group Characteristics."

(6) Reflects after-tax net income (loss) prepared in accordance with GAAP for each of the years shown.

(7) Adjusted Operating Income is a non-GAAP financial measure that represents operating income adjusted for gains and losses on ship sales, restructuring costs and certain other gains and losses that are not part of our core operating business.

	2023		2022			2021	
	Weinstein ($)	Non-PEO NEOs ($)	Donald ($)	Weinstein ($)	Non-PEO NEOs ($)	Donald ($)	Non-PEO NEOs ($)
Total Reported in 2023 SCT	13,808,603	3,659,890	11,144,435	8,014,153	1,824,301	15,063,788	3,304,831
Less, Value of Stock Grants Reported in SCT	7,460,811	1,882,955	5,999,996	4,695,000	0	7,449,735	1,327,423
Plus, Year End Fair Value of Equity Awards Granted in the Year	14,167,138	3,246,175	2,984,968	4,965,000	0	6,289,618	1,205,892
Plus, Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	2,664,917	109,444	(2,695,390)	(443,809)	(578,848)	(2,925,955)	(507,063)
Plus, Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	0	0	0	0	0	0	0
Plus, Change in Fair Value from Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	94,646	91,840	381,498	54,969	84,669	179,519	45,018
Less, Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	0	0	0	0	0	0	0
Plus, Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	0	0	0	0	0	0	0
Total Adjustments	16,926,701	3,447,459	671,076	4,576,160	(494,179)	3,543,182	743,846
Compensation Actually Paid for Fiscal Year	23,274,493	5,224,395	5,815,515	7,895,313	1,330,122	11,157,235	2,721,255

TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES LINKING COMPENSATION ACTUALLY PAID DURING 2023 TO COMPANY PERFORMANCE

Below are the most important measures (unranked) used by us to link compensation actually paid to our Named Executive Officers for 2023 to our performance. For further information regarding these performance metrics and their function in our executive compensation program, please see “Compensation Discussion and Analysis” section above.

Adjusted Operating Income
Adjusted Earnings Before Interest and Taxes
Return on Invested Capital
GHG Reduction

DISCLOSURE OF THE RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

As described in more detail in the “Compensation Discussion and Analysis” section, our executive compensation program reflects a pay-for-performance philosophy. The below graphical illustrations demonstrate the relationship between compensation actually paid to the Named Executive Officers over the last three fiscal years as compared to TSR, Net Income, and Adjusted Operating Income over the last three fiscal years. Generally, compensation actually paid (for both the PEO(s) and non-PEO NEOs) since fiscal 2021 has increased or decreased as each of TSR, Net Income, and Adjusted Operating Income has increased or decreased, respectively. In accordance with

Item 402(v) of Regulation S-K, we are providing the following descriptions (shown graphically) of the relationships between information presented in the Pay versus Performance table.


CAP vs. Net Income
-$74.0M
$23.2M
$11.2M
-$6093.0M
$7.9M
$5.8M
-$9501.0M
$5.2M
$2.7M
$0.0M
$1.3M
$0.0M
2021
2022
2023
Compensation Actually Paid (First PEO)
Compensation Actually Paid (Second PEO)
Avg. Compensation Actually Paid (Non-CEO NEO)
Net Income (millions)


CAP vs. TSR
$102.56
$103.18
$23.2M
$80.09
$75.38
$88.19
$11.2M
$49.70
$7.9M
$5.8M
$5.2M
$2.7M
$1.3M
$0.0M
$0.0M
2021
2022
2023
Compensation Actually Paid (First PEO)
Compensation Actually Paid (Second PEO)
Avg. Compensation Actually Paid (Non-CEO NEO)
Company TSR
Peer Group TSR


CAP vs. Adjusted Operating Income
$11.2M
-$6275.0M
$2.7M
$0.00
-$3914.0M
$7.9M
$5.8M
$1.3M
$23.2M
$1887.0M
$5.2M
$0.0M
2021
2022
2023
Compensation Actually Paid (First PEO)
Compensation Actually Paid (Second PEO)
Avg. Compensation Actually Paid (Non-CEO NEO)
Company Selected Metric - Adjusted Operating Income (base non-GAAP)



PROPOSAL 15

Appointment of Auditor of Carnival plc and Ratification of Selection of Independent Registered Public Accounting Firm of Carnival Corporation



PROPOSAL 16

Authorization to Determine the Remuneration of Independent Auditor of Carnival plc

The Audit Committee of the Board of Directors of Carnival plc has selected Deloitte LLP as Carnival plc's independent auditor for the year ending November 30, 2024. The Audit Committee of the Board of Directors of Carnival Corporation has selected the Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm for the year ending November 30, 2024. Deloitte LLP and Deloitte & Touche LLP are the respective UK and U.S. member firms of the Deloitte Touche Tohmatsu Limited. In doing so, the Audit Committees confirm that the selection is free from third party influence and no restrictive contractual clauses have been imposed on them.

In accordance with the UK auditor rotation requirements, PricewaterhouseCoopers LLP was not eligible to continue as our auditor after the conclusion of their fiscal 2023 audit. As a result, during fiscal 2022, the Audit Committees oversaw a competitive tender process to select a new audit firm for the fiscal 2024 audit. Following a rigorous selection process, the Boards of Directors selected Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation and Deloitte LLP as the independent auditors of Carnival plc for the fiscal 2024 audit, subject to shareholder approval and ratification at the 2024 Annual Meetings of Shareholders. Refer to the Carnival plc Corporate Governance Report (attached as Annex C to this Proxy Statement) for additional information on the audit tender, selection, and auditor transition for the 2024 audit.

At this time, we are unable to anticipate if representatives of both the U.S. and UK firms of PricewaterhouseCoopers LLP as the auditors for fiscal 2023 will be present at the Annual Meetings of Shareholders. If they attend, they will have an opportunity to make a statement if they desire to do so and would be expected to be available to respond to appropriate questions from shareholders. Representatives of both Deloitte LLP and Deloitte & Touche LLP as the auditors for the fiscal 2024 audit are expected to be present at the Annual Meetings of Shareholders, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

Proposal 15 would appoint Deloitte LLP as the independent auditor of Carnival plc for the fiscal 2024 audit. It is a requirement of Section 489(2) of the Companies Act that Carnival plc appoint its independent auditor before the end of a general meeting at which its annual accounts and reports are laid (which, in the case of Carnival plc, occurs this year at its Annual General Meeting). Proposal 15 would also ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation.

Although ratification by our shareholders of the appointment of an independent public accounting firm of Carnival Corporation is not legally required, our Boards of Directors believe that such action is desirable as a matter of good corporate governance. If our shareholders do not approve Proposal 15, the Audit Committees will re-evaluate the appointment and consider the selection of another accounting firm.

Under Proposal 16, you are being asked to authorize the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP as the independent auditor of Carnival plc.



The Boards of Directors unanimously recommend a vote FOR the appointment of Deloitte LLP as Carnival plc's independent auditor, the ratification of the selection of Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm and the authorization of the Audit Committee of Carnival plc to determine the remuneration of Deloitte LLP.

Report of the Audit Committees

Carnival Corporation and Carnival plc are two separate legal entities and, therefore, each has a separate Board of Directors, each of which in turn has its own Audit Committee. In accordance with their charter, each Audit Committee assists the relevant Board of Directors in carrying out its oversight of:

- integrity of our financial statements;
- performance of our internal audit functions, including fraud investigations, internal controls and process efficiencies;
- independent auditors' qualifications, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

Both Audit Committees are subject to the audit committee independence requirements under the corporate governance standards of the New York Stock Exchange and relevant SEC rules, and the Audit Committee of Carnival plc is also subject to the requirements of the UK Corporate Governance Code and the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The two Audit Committees have identical members and each currently consists of four independent (as defined by the listing standards of the New York Stock Exchange, SEC rules, and the UK Corporate Governance Code) Non-Executive Directors. The Carnival Corporation Board of Directors has determined that each member of the Audit Committees is both "independent" and an "audit committee financial expert," as defined by SEC rules and New York Stock Exchange listing standards. In addition, the Carnival plc Board of Directors has determined that each member of the Audit Committees has "recent and relevant financial experience" for purposes of the UK Corporate Governance Code and that the Audit Committees as a whole have competence relevant to the sector in which Carnival Corporation & plc operate.

Management has primary responsibility for our financial reporting process, including the system of internal control and risk management, and for the preparation of consolidated financial statements. The independent auditors are responsible for performing an independent audit of our financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles, UK-adopted international accounting standards or United Kingdom Generally Accepted Accounting Practice, as applicable. The Audit Committees are responsible for (a) monitoring and overseeing the financial reporting process and the preparation of consolidated financial statements, (b) supervising the relationship between Carnival Corporation and Carnival plc and their independent auditors, (c) overseeing any competitive tender process with respect to audit firms, and (d) reviewing the group's systems of internal controls and compliance with the group Code of Business Conduct and Ethics. The Audit Committees have met and held discussions with management of Carnival Corporation & plc and the independent auditors. In this context, management represented to the Audit Committees that Carnival Corporation & plc's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles and that Carnival plc's group financial statements were prepared in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework," and applicable law). Where necessary, amendments are made in the Carnival plc financial statements to take advantage of the exemptions available under FRS 101 Reduced Disclosure Framework.

The Audit Committees:

- reviewed and discussed Carnival Corporation & plc's audited consolidated financial statements for the year ended November 30, 2023 with Carnival Corporation & plc's management and with Carnival Corporation's independent auditor;
- reviewed and discussed Carnival plc's audited consolidated financial statements for the year ended November 30, 2023 with Carnival plc's management and with Carnival plc's independent auditor;
- discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, the SEC, and the UK Financial Reporting Council ("FRC"); and
- received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board and the FRC regarding the independent auditors' communications with the Audit Committees concerning independence and discussed with the independent auditors their independence.

The Audit Committees also considered whether the provision to the relevant entity by the independent auditors of non-audit services was compatible with maintaining the independence of the independent auditors under the independence rules in the U.S. and the UK. Based on the reviews and discussions described above, the Audit Committees recommended to the Boards of Directors that the audited consolidated financial statements of Carnival Corporation & plc be included in Carnival Corporation & plc's Annual Report on Form 10-K for the year ended November 30, 2023 for filing with the SEC. In addition, the Audit Committees recommended that the audited Carnival plc financial statements be included in the Carnival plc Annual Report for the year ended November 30, 2023.

THE AUDIT COMMITTEE OF CARNIVAL CORPORATION
THE AUDIT COMMITTEE OF CARNIVAL PLC



LAURA WEIL
Chair



JASON GLEN CAHILLY



SARA MATHEW



STUART SUBOTNICK

Independent Registered Public Accounting Firm

AUDIT AND NON-AUDIT FEES

PricewaterhouseCoopers LLP were the auditors of Carnival Corporation and Carnival plc during fiscal 2023, fiscal 2022 and fiscal 2021. Aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered to Carnival Corporation and Carnival plc for the years ended November 30, 2023, 2022 and 2021 were as follows (in millions):

	Fiscal Year Ended		
Type of Fee	**2023 ($ in millions)**	**2022 ($ in millions)**	**2021 ($ in millions)**
Audit fees	6.6	6.3	6.0
Audit-related fees	0[(1)]	0.1	0.3
Tax fees	0	0	0
All other fees	0[(1)]	0[(1)]	0[(1)]
Total	6.6	6.4	6.3

(1) Less than $50,000.

- **AUDIT FEES** for 2023, 2022 and 2021 were for professional services rendered for the integrated audits of the Carnival Corporation & plc consolidated financial statements and systems of internal control over financial reporting, quarterly reviews of our joint Quarterly Reports on Form 10-Q, the audits of the Carnival plc financial statements, consents, registration statements, statutory audits of various international subsidiaries and the issuance of comfort letters.
- **AUDIT-RELATED FEES** for 2023 were principally for agreed upon procedures related to customs and border protection data. Audit-related fees for 2022 were principally for services rendered for the audit of one of our sustainability reports. Audit-related fees for 2021 were principally for audit work related to government grants received.
- **ALL OTHER FEES** for 2023 were principally for services rendered for UK regulatory reporting. All other fees for 2022 were principally for services rendered for UK regulatory reporting. All other fees for 2021 were principally for agreed upon procedures related to customs and border protection data.

All of the services described above were approved by the Audit Committees (including pre-approval of services relating to registration statements and issuance of comfort letters up to a cap), and in doing so, the Audit Committees did not rely on the *de minimis* exception set forth in Rule 2-01(c)(7)(i)(C) under Regulation S-X.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committees have adopted Key Policies and Procedures which address, among other matters, pre-approval of audit and permissible non-audit services provided by the independent registered public accounting firm. The Key Policies and Procedures require that all services to be provided by the independent registered public accounting firm must be approved by the Audit Committees prior to the performance of such services. The Audit Committees consider whether the services requested are consistent with the rules of the SEC and UK Financial Reporting Council on auditor independence.

Other Proposals



PROPOSAL 17

Receipt of Accounts and Reports of Carnival plc

The Directors of Carnival plc are required by the Companies Act to present Carnival plc's financial statements, the UK statutory Directors' Report, the UK statutory Strategic Report and the auditor's report relating to those accounts to the Carnival plc shareholders. Accordingly, the Directors of Carnival plc lay before the Annual Meetings of Shareholders the Carnival plc accounts and the reports of the Directors and auditor for the year ended November 30, 2023, which have been approved by and signed on behalf of Carnival plc's Board of Directors and will be delivered to the Registrar of Companies in the UK following the Annual Meetings of Shareholders. Shareholders are voting to approve receipt of these documents, as UK law does not require shareholder approval of the substance and content of these documents. The UK statutory Directors' Report is attached as Annex A to this Proxy Statement and the UK statutory Strategic Report accompanies the Carnival plc financial statements. The full accounts and reports of Carnival plc will be available for inspection prior to and during the Annual Meetings of Shareholders.



The Boards of Directors unanimously recommend a vote FOR the receipt of the accounts and reports of Carnival plc for the year ended November 30, 2023.



PROPOSAL 18

Approval of the Grant of Authority to Allot New Carnival plc Shares



PROPOSAL 19

Approval of the Disapplication of Pre-Emption Rights Applicable to Carnival plc

Summary

Proposal 18 authorizes the Directors of Carnival plc to allot, until the end of the next Annual General Meeting of Carnival plc (or, if earlier, until the close of business on July 4, 2025), a maximum number of Carnival plc ordinary shares (or to grant rights to subscribe for or convert any securities into ordinary shares up to a maximum aggregate amount) without further shareholder approval. Proposal 19 empowers the Directors of Carnival plc to allot (or sell any ordinary shares which Carnival plc elects to hold in treasury) a maximum number of Carnival plc ordinary shares for cash without first offering them to existing shareholders in accordance with the pre-emption rights that would otherwise be applicable. If given, this power will expire at the end of the next Annual General Meeting of Carnival plc (or, if earlier, the close of business on July 4, 2025). The authorizations given at the last Annual General Meeting of Carnival plc are due to expire at the end of this year's Annual General Meeting of Carnival plc. As is the case with many UK companies, these resolutions are proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted without further shareholder approval and for shares to be allotted for cash without making a pre-emptive offer. The Carnival plc Directors have no current commitments or plans to allot additional shares of Carnival plc using these authorities.

Discussion

Under Article 30 of the Articles of Association of Carnival plc, the Directors have, for a "prescribed period," unconditional authority to allot ordinary shares in Carnival plc up to an aggregate nominal amount known as the "allotment amount."

The power to implement the authority provided by Article 30 is sought each year by the proposal of an ordinary resolution to establish the prescribed period and the allotment amount. By passing this ordinary resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, a maximum number of shares having an aggregate nominal value equal to the allotment amount, without further shareholder approval. In the absence of such approval, the issuance of any additional shares would require shareholder approval.

Under Article 31 of the Articles of Association of Carnival plc, the Directors have, for the same "prescribed period" referred to above, power to allot a small number of ordinary shares for cash without making a pre-emptive offer to existing shareholders, up to an aggregate nominal amount known as the "disapplication amount."

The power to implement the authority provided by Article 31 is sought each year by the proposal of a special resolution to establish the disapplication amount. By passing this special resolution, shareholders are authorizing the Board of Carnival plc to issue, during the prescribed period, an amount of shares having an aggregate nominal value equal to the disapplication amount, for cash without first offering them to existing shareholders of Carnival plc.

The Third Amended and Restated Articles of Incorporation of Carnival Corporation do not contain equivalent provisions and holders of Carnival Corporation common stock do not have pre-emption rights. Accordingly, no action is required in respect of the ability of Carnival Corporation to allot shares or to disapply pre-emption rights.

In common with many UK companies, resolutions to renew the prescribed period and re-establish the allotment amount and the disapplication amount are normally proposed each year as the Directors believe occasions may arise from time to time when it would be beneficial for shares to be allotted and for shares to be allotted for cash without making a pre-emptive offer. This is the purpose of Proposal 18 (an ordinary resolution) and Proposal 19 (a special resolution). As usual, the prescribed period is the period from the passing of the resolutions until the end of the next Annual General Meeting (or, if earlier, until the close of business on July 4, 2025).

Guidelines issued by the Investment Association, whose members are some of the largest institutional investors in UK listed companies, require the allotment amount to be limited to one-third of the issued ordinary share capital (except in the case of a fully pre-emptive offer). By reference to Carnival plc's issued ordinary share capital on January 11, 2024, the maximum allotment amount in paragraph (a) of Proposal 18 is $103,378,991, which is equal to 62,276,500 new Carnival plc ordinary shares, being one-third of the amount of the issued ordinary share capital (excluding treasury shares).

In line with guidance issued by the Investment Association, paragraph (b) of Proposal 18 would give the Directors of Carnival plc authority to allot ordinary shares or grant rights to subscribe for or convert any securities into ordinary shares in connection with a rights issue in favor of ordinary shareholders up to an aggregate nominal amount equal to $206,757,983 (representing 124,553,001 ordinary shares), as reduced by the nominal amount of any shares issued under paragraph (a) of Proposal 18. This amount (before any reduction) represents approximately two-thirds of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 11, 2024. However, if they do exercise the authorities given to them if Proposals 18 and 19 are passed, the Directors intend to follow the Investment Association's recommendations concerning their use (including as regards the Directors standing for election or re-election in certain cases).

The Pre-Emption Group, a group comprising representatives of UK listed companies, investment institutions and corporate finance practitioners and formed under the support of the London Stock Exchange, issued a revised Statement of Principles on Disapplying Pre-Emption Rights in November 2022 (the "Statement of Principles") to align with the recommendations made in the UK Secondary Capital Raising Review. The revised Statement of Principles recommends that a resolution to disapply the statutory pre-emption rights provided by UK company law should be limited to an amount of equity securities not exceeding 10% of the nominal value of a company's issued ordinary share capital (with a further authority of no more than 2% to be used only for the purposes of making a follow-on offer to retail investors and existing shareholders).

The powers requested under Proposal 19 reflect the revised Statement of Principles. Proposal 19, if approved, will give the Directors of Carnival plc authority to allot Carnival plc shares and to sell treasury shares for cash otherwise than to existing shareholders in proportion to their holdings (i) up to a maximum nominal value of $31,013,697, representing 10% of Carnival plc's issued ordinary share capital (excluding treasury shares) on January 11,

2024 and (ii) up to an additional maximum nominal amount equal to 20% of any allotments or sales made under (i) (in other words, up to a further 2% of Carnival plc's issued ordinary share capital (excluding treasury shares)) to be used for follow-on offers of a kind contemplated by paragraph 3 of Section 2B of the revised Statement of Principles. This is equal to 22,419,540 new Carnival plc ordinary shares. The Directors of Carnival plc confirm their intention to follow the shareholder protections in paragraph 1 of Part 2B of the Statement of Principles in the exercise of the power to disapply the statutory pre-emption rights and, in relation to any follow-on offer, the expected features of a follow-on offer as set out in paragraph 3 of Part 2B of the Statement of Principles.

In summary, if Proposals 18 and 19 were passed, the extent of the authority of the Directors to allot new Carnival plc ordinary shares for cash (other than pursuant to an employee share scheme) on terms which would be dilutive to the existing shareholdings of Carnival plc shareholders, without shareholder approval, would be limited to 22,419,540 new Carnival plc ordinary shares. The Directors have no current commitments or plans to allot additional shares of Carnival plc under these authorities. Furthermore, the adoption of Proposals 18 and 19 would have no material effect on the ability of Carnival plc to undertake or defend against a takeover attempt.

We have a program that allows us to obtain an economic benefit when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program"). In the event Carnival Corporation common stock trades at a premium to Carnival plc ordinary shares, we may elect to sell shares of Carnival Corporation common stock, at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market. In the future, we may also re-introduce a program that allows us to obtain an economic benefit when Carnival plc ordinary shares are trading at a premium to Carnival Corporation common shares.

Any realized economic benefit under the Stock Swap Program is used for general corporate purposes.

In June 2021 the Boards of Directors have authorized us to sell up to $500 million of Carnival Corporation common stock in the U.S. market and repurchase up to $500 million of Carnival plc ordinary shares in the UK market as part of the Stock Swap Program.

As of January 11, 2024, 30,566,742 Carnival plc ordinary shares are held by Carnival plc in treasury, representing 16.4% of the issued ordinary share capital (excluding treasury shares) of Carnival plc as at January 11, 2024.



The Boards of Directors unanimously recommend a vote FOR the approval of limits on the authority to allot Carnival plc shares and the disapplication of pre-emption rights for Carnival plc.



PROPOSAL 20

Approval of a General Authority to Buy Back Carnival plc Ordinary Shares

Shareholder approval is not required for us to buy back shares of Carnival Corporation, but is required under the Companies Act for us to buy back shares of Carnival plc. Accordingly, last year Carnival Corporation and Carnival plc sought and obtained shareholder approval to effect market purchases of up to 18,613,610 ordinary shares of Carnival plc (being approximately 10% of Carnival plc's ordinary shares in issue (excluding treasury shares)). That approval expires on the earlier of:

(i) the conclusion of Carnival plc's 2024 Annual General Meeting; or

(ii) July 20, 2024.

Shareholder approval to effect market purchases (within the meaning of Section 693(4) of the Companies Act), once the current authorization expires, of up to 18,682,950 ordinary shares of Carnival plc (being 10% of Carnival plc's ordinary shares in issue as of January 11, 2024 (excluding treasury shares)) is being sought at this year's Annual Meetings of Shareholders. Since last year's Annual Meetings of Shareholders and through January 11, 2024, no Carnival plc ordinary shares have been purchased by Carnival plc under that authority and 1,142,117 Carnival plc ordinary shares were purchased by Carnival Corporation under the Stock Swap Program. Carnival Corporation & plc will treat any such purchases made by Carnival Corporation or Carnival Investments Limited under the Stock Swap Programs as if they were made by Carnival plc under the Carnival plc share buyback authority.

The Boards of Directors confirm that the authority to purchase Carnival plc's shares under the Stock Swap Program will only be exercised after careful consideration of prevailing market conditions and the position of Carnival plc. In particular, the program will only proceed if we believe that it is in the best interests of Carnival Corporation, Carnival plc and their shareholders generally. The Boards of Directors are making no recommendation as to whether shareholders should sell any shares in Carnival plc and/or Carnival Corporation.

If the Boards of Directors exercise the authority conferred by Proposal 20, we would have the option of holding the shares in treasury, or cancelling them. Shares held in treasury can be re-sold for cash, used for employee share plans or later cancelled. The Boards of Directors think it prudent to maintain discretion as to dealing with the purchased shares. The Boards of Directors will assess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so. As of January 11, 2024, 30,566,742 Carnival plc ordinary shares are held by Carnival plc in treasury.

The Boards of Directors consider that any buyback of Carnival plc ordinary shares may include the purchase of its American Depositary Shares ("ADSs"), each representing one Carnival plc ordinary share, with a subsequent cancellation of the underlying ADSs. If the underlying ADSs are so cancelled, Carnival plc will either cancel or hold in treasury the ordinary share represented by such ADSs. The Boards of Directors will assess at the time of any and each actual cancellation whether to hold the ordinary shares represented by such cancelled ADSs in treasury or cancel them, provided it is permitted to do so.

The minimum price (exclusive of expenses) which may be paid for each Carnival plc ordinary share is $1.66, and the maximum price which may be paid is an amount (exclusive of expenses) equal to the higher of:

- 105% of the average middle market quotations for an ordinary share of Carnival plc, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

- the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange at the time the purchase is carried out.

As of January 11, 2024, there are no options outstanding to subscribe for Carnival plc ordinary shares and Carnival plc has issued 1,962,013 RSUs, which represent in the aggregate 1.1% of Carnival plc's issued share capital (excluding treasury shares). If the existing authority and the authority sought under Proposal 20 were exercised in full and those ordinary shares of Carnival plc were purchased by Carnival plc and cancelled, these RSUs would represent in the aggregate 1.2% of Carnival plc's issued share capital (excluding treasury shares).

The authority to purchase Carnival plc ordinary shares will expire at the conclusion of the Carnival plc Annual General Meeting in 2025 or on July 4, 2025, whichever is earlier (except in relation to any purchases of shares the contract for which was entered before the expiry of such authority).



The Boards of Directors unanimously recommend a vote FOR the approval of a general authority to buy back Carnival plc ordinary shares.



PROPOSAL 21

Approval of the Carnival plc 2024 Employee Share Plan

The 2014 Carnival plc Employee Share Plan (the "2014 Plan") is due to expire in April 2024. To continue making grants with respect to Carnival plc ordinary shares to employees of Carnival plc and its subsidiaries, the Boards adopted the Carnival plc 2024 Employee Share Plan (the "2024 Plan"), subject to shareholder approval. If approved by shareholders, the 2024 Plan will replace the 2014 Plan, and no further grants will be made under the 2014 Plan. The 2024 Plan is based on the Carnival Corporation 2020 Stock Plan, which was approved by shareholders in April 2020. The 2024 Plan is designed for maximum flexibility as to the types of options and other share grants that may be made to employees and Executive Directors.

The 2024 Plan is attached as Annex D to this Proxy Statement. The principal provisions of the 2024 Plan are summarized below. This summary is not complete and is qualified in its entirety by the terms of the 2024 Plan. Carnival Corporation and Carnival plc operate a DLC arrangement. Carnival Corporation's and Carnival plc's shares are publicly traded on the New York Stock Exchange and the London Stock Exchange, respectively. In April 2020, shareholders approved the Carnival Corporation Stock Plan which was amended in 2021 and 2023. Adoption of the Carnival plc 2024 Employee Share Plan will have no impact on the Carnival Corporation 2020 Stock Plan.

Why You Should Vote in Favor of the Approval of the 2024 Plan

Attracts and retains talent. Talented executives and employees are essential to executing our business strategies. The purpose of the 2024 Plan is to promote the success of Carnival Corporation & plc by giving us a competitive edge in attracting, retaining and motivating key personnel and providing participants with a plan that provides incentives directly related to increases in the value of Carnival Corporation & plc.

Aligns Director, employee and shareholder interests. We currently provide long-term incentives primarily by (i) making equity grants to participants, including time-based equity grants and performance-based equity grants which are linked to the value of Carnival Corporation & plc's equity; (ii) rewarding such participants for the achievement of performance targets with respect to a specified performance period; and (iii) motivating such participants by giving them opportunities to receive grants directly related to such performance. If the 2024 Plan is approved, we will be able to maintain our means of aligning the interests of key personnel with the interests of our shareholders.

The Boards of Directors and Compensation Committees believe the 2024 Plan contains several features that are consistent with the interests of our shareholders and sound corporate governance practices, including the following:

Will not be excessively dilutive to our shareholders. Based on the number of Carnival plc shares outstanding as of January 11, 2024, the maximum number of shares of Carnival plc ordinary shares authorized for issuance under the 2024 Plan is 3,440,236 shares. Grants may not be made over new shares under the 2024 Plan if as a consequence more than 10% of Carnival plc's ordinary share capital would be issued under the 2024 Plan and other Carnival plc employee share plans in a 10-year period or if more than 5% of the ordinary share capital of

Carnival plc would be issued in a ten year period under the 2024 Plan or any other discretionary share plans. If the 2024 Plan is approved by shareholders, no new grants will be made under the Carnival plc 2014 Employee Share Plan and any shares of Carnival plc ordinary shares available for issuance under that plan that are not subject to outstanding grants will no longer be available for issuance.

Stock option exercise prices and SAR grant prices will not be lower than the fair market value on the grant date. The 2024 Plan prohibits granting stock options with exercise prices and stock appreciation rights ("SARs") with grant prices lower than the fair market value of a Carnival plc ordinary share on the grant date, except in connection with the issuance or assumption of grants in connection with certain mergers, consolidations, acquisitions of property or stock or reorganizations.

No repricing or exchange without shareholder approval. The 2024 Plan prohibits the repricing of outstanding stock options or SARs without shareholder approval, except in connection with certain corporate transactions involving Carnival plc.

"Clawback" provisions. The 2024 Plan contains "clawback" provisions. The Compensation Committees may require the participant to surrender and return to Carnival plc any shares received, and/or to repay any profits or any other economic value made or realized by the participant if such participant is determined by the Compensation Committees to have violated a noncompete, nonsolicitation, nondisclosure or other agreement or taken action that would constitute a "detrimental activity," as that term is defined in the 2024 Plan, that is in conflict with or adverse to the interest of Carnival Corporation & plc and its affiliates, including fraud or conduct contributing to any financial restatements or irregularities, or if the participant receives any amount in excess of what he or she should have received under the terms of the grant for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error).

HIGHLIGHTS

What is the 2024 Plan?	• If approved, the 2024 Plan will be the primary vehicle used to issue equity-based grants with respect to Carnival plc ordinary shares to eligible employees of Carnival plc and its subsidiaries. • The 2024 Plan is separate and apart from the Amended Carnival Corporation 2020 Stock Plan. No changes to the 2020 Carnival Corporation Employee Stock Plan are being requested. Most of the 2024 Plan participants are non-U.S. based employees.
Who participates in the 2024 Plan?	• The 2024 Plan is not limited to executives. It is a broad-based, discretionary plan with over 1,600 eligible employees, located primarily in the U.K., Europe and Australia. • Incentive compensation delivered through the 2024 Plan is an essential tool used by the Compensation Committees to drive our pay-for-performance philosophy. • These incentives influence our ability to attract, retain, reward and motivate our employees. They also drive the alignment between our employees' interests and those of our shareholders.
What are the key features of the 2024 Plan?	• The 2024 Plan will continue to retain key governance features and market best practices that serve to protect shareholder interests, such as: ◦ No Evergreen Provision. Number of shares available for grant is set by formula tied to issued shares. ◦ No Stock Option Repricing. The 2024 Plan prohibits stock option repricing, and the cash buyout of underwater stock options, in the absence of shareholder approval, except in connection with certain corporate transactions involving Carnival Corporation &plc. ◦ No liberal share recycling of stock options or stock appreciation rights. ◦ No Excise Tax Gross-Up. The 2024 Plan does not provide for any tax gross-ups. ◦ No Single-Trigger Equity Vesting. The 2024 Plan does not provide for the automatic vesting of equity grants upon a change in control. ◦ Clawback. The 2024 Plan provides that participants may be required to surrender shares received, and/or repay any profits or any economic value made or realized by the participant if the participant violates certain agreements or engages in detrimental activity as defined under the 2024 Plan.
What happens if shareholders do not approve the 2024 Plan?	• If shareholders do not approve the 2024 Plan, we may not be able to make equity-based grants to employees of Carnival plc and its subsidiaries. • We may be required to consider using alternative forms of compensation such as cash. The use of cash in place of compensation that would typically be delivered in the form of equity-based grants could have an adverse impact on our recruitment and retention efforts and would be less effective in aligning the interests of shareholders and employees.

Securities Authorized for Issuance under Equity Compensation Plans

Set forth below is a table that summarizes compensation plans (including individual compensation arrangements) under which Carnival plc equity securities are authorized for issuance as of November 30, 2023.

Plan Category	Number of securities to be issued upon exercise of warrants and rights (in millions)	Weighted-average exercise price of outstanding warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (1)) (in millions)
	(1)		
Equity compensation plans approved by security holders	2.0[(a)]	—	3.4
Equity compensation plans not approved by security holders	—	—	—
	2.0	—	3.4

(a) Represents 2.0 million restricted share units outstanding under the Carnival plc 2014 Employee Share Plan.

Summary and Description of the 2024 Plan

Purpose. The purpose of the 2024 Plan is to create, attract, retain and motivate key personnel and to provide participants with a plan that offers incentives directly related to increases in the value of Carnival plc ordinary shares (“Shares”), through ownership of Shares or the opportunity to be paid incentive compensation, measured by reference to the value of Shares.

Types of Grants. The 2024 Plan allows the following types of grants to be made: options to purchase Carnival plc ordinary shares; restricted shares in Carnival plc; restricted share units; stock appreciation rights (“SARs”); and/or other share-based grants. These may be made separately to any eligible employee or in any combination that the Compensation Committee may decide. Grants may be made under the 2024 Plan in assumption of, or in substitution for, outstanding grants previously made by an entity acquired by Carnival Corporation & plc or with which Carnival Corporation & plc combines (“Substitute Grants”). The Compensation Committee will determine the value of any grant to be made to an individual.

Administration. The 2024 Plan will be administered by the Carnival plc Compensation Committee, and acts of the majority are deemed to be acts of the Compensation Committee. Subject to the limitations described below, the Compensation Committee has discretion to determine the type of grant made and has authority to interpret the 2024 Plan and to make all determinations deemed necessary and advisable for its administration.

Grants Made and Limitations. Grants under the 2024 Plan are subject to limitations on the number of shares and monetary amount available to a participant. No more than 3,000,000 shares can be granted to an individual participant in the form of options or SARs during a 36-month period, and no more than 1,000,000 shares or $10,000,000 in cash can be delivered in respect of a grant subject to performance conditions to an individual participant in respect of a single performance year. No grant may be made where the number of shares that could be issued pursuant to the grant and any other grants made at the same time, when aggregated with the number of shares that: (i) could be issued under any subsisting share options or grants made during the preceding ten years under any Carnival plc employee share plan; and (ii) have been issued on the exercise or vesting of any share options or grants made during the preceding ten years under any such employee share plan, would exceed 10% of the ordinary share capital of Carnival plc from time to time. No more than 5% of the ordinary share capital of Carnival plc is available in any ten-year period for grants under the 2024 Plan or any other discretionary share plan.

Timing of Grants. Grants may be made with 42 days following shareholder approval of the 2024 Plan, the first business day following release or announcement of results, any day on which the Compensation Committees determine exceptional circumstances exist and the day following the end of a dealing restriction period.

Eligibility. The 2024 Plan provides that all employees of Carnival plc and its subsidiaries (the "plc Group"), including executive Directors, are eligible to participate in the 2024 Plan at the discretion of the Compensation Committee, being approximately 43,700 employees as of November 30, 2023. However, it is anticipated that awards will be granted primarily to key personnel. Non-Executive Directors and our current Executive Officers will not participate in the 2024 Plan.

Options. Options to acquire Carnival plc ordinary shares may be granted at an exercise price determined by the Compensation Committee, which may not be less than the fair market value of a Carnival plc ordinary share at the time the option is granted. The Compensation Committee has sole discretion to decide whether any performance goals shall apply to the vesting of an option, and if so, the Compensation Committee shall set out these goals in the grant agreement. Options may be granted over American Depositary Shares ("ADSs"), each representing one ordinary share of Carnival plc, where appropriate for U.S.-based executives. In the UK, we intend that options may be granted as HMRC sanctioned options to qualify for income tax relief on exercise, or non-qualified options. In the US, we intend that all options granted under the 2024 Plan to US participants shall be nonqualified stock options unless it is expressly stated that the option is intended to be an incentive stock option (and only where the US participant is an employee of a member of the plc Group). The Compensation Committee has discretion to decide the appropriate vesting schedule to be applied to an option which will determine when the option may be exercised.

Restricted Shares. A grant of restricted shares is a grant of Carnival plc ordinary shares on terms and conditions determined by the Compensation Committee. The Compensation Committee has discretion to determine the vesting schedule for restricted shares as it does for share options. Restricted shares may be forfeited in certain circumstances (see "Leaving Employment" below). Holders of a restricted share grant will have all the rights of a shareholder of Carnival plc with regard to the restricted shares during the vesting period, including the right to vote the restricted shares. However, the Compensation Committee has discretion to determine whether cash or share dividends with respect to the restricted shares will be paid to the participant as they arise or whether they will be withheld and credited to the participant's account, together with interest at a rate determined by the Compensation Committee, to be paid to the participant when and if the restricted shares vest. If cash or share dividends are withheld by the Compensation Committee, they will be forfeited if the restricted shares to which they are attributable are forfeited.

Restricted Share Units. A restricted share unit grant is a grant of a hypothetical investment in Carnival plc ordinary shares on terms and conditions (including vesting) determined by the Compensation Committee, with each restricted share unit representing a hypothetical investment in one Carnival plc ordinary share. A holder of restricted share units will receive one Carnival plc ordinary share, or the cash equivalent of one share (as determined by the Compensation Committee) in respect of each restricted share unit upon the satisfaction of the applicable vesting conditions. The Compensation Committee has discretion to determine the vesting schedule for restricted share units as it does for share options and restricted shares as well as whether the grant will be settled in cash or by ordinary shares. During the vesting period, restricted share units may be forfeited in certain circumstances. Holders of a restricted share unit grant will not have any of the rights of a shareholder of Carnival plc with respect to the restricted share units. The Compensation Committee has discretion to determine whether dividend equivalents with respect to the restricted share units (being equal to the cash and share dividends on the shares represented by the restricted share units) will be paid to the participant as they arise or withheld and credited for the participant's account, and interest may be credited on such dividend equivalents at a rate determined by the Compensation Committee. If dividend equivalents are withheld by the Compensation Committee, they will be forfeited if the restricted share to which they are attributable is forfeited.

SARs. The Compensation Committee may grant a SAR in tandem or independently of an option under the 2024 Plan. SARs will be subject to the terms and conditions established by the Compensation Committees. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. Except as otherwise provided by the Compensation Committees (in the case of Substitute Grants or SARs granted in tandem with previously granted options), the strike price per share for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs are at the sole discretion of the Compensation Committee and are then reflected in the grant agreement.

Other Share-Based Grants. The Compensation Committee has sole discretion to issue unrestricted shares, rights to receive equity grants at a future date, grants of securities convertible into shares, other grants denominated in shares (including, without limitation, performance shares, or performance units), or valued with reference to shares, under the 2024 Plan to employees, alone or in tandem with other grants, in such amounts as the Compensation Committee shall from time to time in its sole discretion determine. Such other share-based grants shall be evidenced by a grant agreement. Each such grant made under the 2024 Plan is subject to the conditions set out within the 2024 Plan, including the payment by the participant of the fair market value of the shares on the date of grant.

Performance Conditions. The Compensation Committee has discretion to determine whether the receipt or vesting of an equity grant is subject to performance conditions. The Compensation Committee has sole discretion to select the length of a performance period, the type of performance-based compensation to be granted and the performance criteria that establish the performance goals.

Annual Grants. Grants will usually be made to eligible employees on an annual basis. However, the Compensation Committee has discretion to make additional grants to eligible employees at any time during the year when it deems advisable. Grants may not be made when dealings in Carnival plc ordinary shares would not be permitted under the UK Financial Conduct Authority's Model Code on restrictions in dealing in securities. Benefits under the 2024 Plan will not be pensionable.

Leaving Employment. A grant will expire earlier than the end of the grant period in a number of circumstances. Unvested options will not normally be exercisable, and unvested restricted share and restricted share unit grants will normally be forfeited, if a participant leaves the employment of the plc Group. There may be exceptions if a participant leaves employment in special circumstances, such as by reason of death or disability, retirement at retirement age as defined in the 2024 Plan or if the company or business in which the participant works is sold outside the plc Group or for any other reason in the Compensation Committee's discretion. A participant who ceases to be employed by the plc Group for the purpose of accepting employment with Carnival Corporation or any of its subsidiaries will not be treated as ceasing employment with the plc Group.

In the event of death or disability, an option grant shall only remain exercisable to the extent the grant was exercisable at the point of death or termination. In the case of death of the participant, the option grant shall be exercisable by the participant's beneficiary.

In the event the participant's employment is terminated for cause, the grant shall expire immediately. Where employment ceases due to retirement, the option grant shall expire at the end of the grant period and continue to vest as normal without the need for the participant to be an employee.

Change of Control. Where a participant's employment is terminated without cause (other than disability or death) on or within 12 months following a change of control, all options and SARs, and shares subject to such options and SARs become immediately exercisable, and the restricted period on restricted shares, restricted share grants and other grants will expire immediately. Where the grant would otherwise be subject to performance conditions, the portion of the grant that becomes immediately exercisable will be based on the actual performance up to the date of termination, or the assumed achievement of target performance where the Compensation Committee cannot reasonably measure actual performance.

The Compensation Committee may on the change of control, with 10 days' notice to affected participants, cancel outstanding grants and pay in cash, shares or a combination of both, the value of the grants. The value shall be based on the price per share received (or to be received) by the other shareholders of Carnival plc. These obligations are binding on any corporation or organization resulting from the change of control, and Carnival plc will make appropriate provisions to preserve participants' rights in any agreement into which it may enter.

The intended HMRC sanctioned part of the 2024 Plan enables options to be rolled over in the event of a change of control. Options granted under the tax-advantaged part which have not lapsed ("old options") may be exchanged for a new option of the equivalent value to the old option, but in an acquiring company or its parent. The new option is construed as if it had been granted under the 2024 Plan at the same time as the old option, and references to the performance goals refer to those relating to the new grantor (if any). All references to Carnival plc and shares in the 2024 Plan are construed as references to the new grantor, and shares in the new grantor.

Variations of Share Capital. In the event of a variation of share capital such as a rights or bonus issue, a share subdivision or the implementation by Carnival plc of a demerger or a special dividend or other corporate transaction which in the Compensation Committee's opinion would materially affect the current or future value of grants, the number of Carnival plc ordinary shares which may be acquired pursuant to a grant (and in the case of an option, the exercise price) shall be adjusted in such manner as the Compensation Committee determines is appropriate.

Transferability. Grants made under the 2024 Plan may not be transferred during a participant's lifetime.

Amendment and Termination. The Compensation Committee may amend the 2024 Plan. However, the provisions governing eligibility requirements, equity dilution and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of Carnival plc's shareholders (except for minor amendments to benefit the administration of the 2024 Plan, to take account of a change in legislation or developments in the law affecting the 2024 Plan, or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants in the 2024 Plan or any member of the plc Group). In addition, no alteration may be made that would materially affect any subsisting rights of any participants without the consent of a majority of participants who were informed of the proposed amendments and who expressed their view on it. The Compensation Committee may amend or cancel any grant agreement, provided that this action does not precipitate anything which would be considered re-pricing of the option or grant. The Compensation Committee intends to adopt a sub-plan to the 2024 Plan under which HMRC sanctioned options capable of attracting preferential tax treatment may be granted to UK employees. The Compensation Committee may adopt further sub-plans to the 2024 Plan without shareholder approval to take account of tax, exchange control or securities laws which apply to employees in countries outside the UK. Shares made available under any sub-plan will count towards equity dilution limits. The 2024 Plan will terminate ten years from the date of approval by the shareholders of Carnival plc, except that the rights of existing participants will not be affected by any termination.

Operation of the Plan. Carnival plc ordinary shares used to satisfy grants may be purchased in the market or issued by Carnival plc. Ordinary shares held in treasury by Carnival plc may also be used to satisfy grants. The 2024 Plan may be operated in conjunction with an employee trust. The trust may acquire and hold Carnival plc ordinary shares required to satisfy grants. Outstanding ordinary shares may be acquired by the trustee of the trust in the market or new ordinary shares may be issued by Carnival plc to the trustee. The Compensation Committee may, in its absolute discretion, make substitute grants for outstanding grants previously made by an entity which is then acquired by or combines with Carnival plc.

Tax Effects of Plan Participation

The following summary generally describes the principal U.S. federal (and not foreign, state and local) income tax consequences of grants made under the 2024 Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular participant or to us. The provisions of the Code and Treasury Regulations are complicated and their impact in any one case may depend upon the circumstances. Each holder of a grant under the 2024 Plan should consult his or her own accountant, legal counsel or other financial advisor regarding the tax consequences of participation in the 2024 Plan. This discussion is based on the Code as currently in effect.

Options. If an option is granted to an employee in accordance with the terms of the 2024 Plan, no income will be recognized by such employee at the time the option is granted. Generally, on exercise of a nonqualified option, the amount by which the fair market value of the shares on the date of exercise exceeds the purchase price of such shares will be taxable to the employee as ordinary income. The disposition of shares acquired upon exercise of a nonqualified option under the 2024 Plan will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the nonqualified option.

Generally, on exercise of an incentive option, an employee will not recognize any income and neither Carnival plc nor any of its subsidiaries will be entitled to a deduction for tax purposes. However, the difference between the purchase price and the fair market value of the shares received on the date of exercise will be treated as a positive adjustment in determining alternative minimum taxable income and the employee may be subject to the alternative minimum tax. The disposition of shares acquired upon exercise of an incentive option under the 2024 Plan will ordinarily result in long-term or short-term capital gain or loss (depending on the applicable holding period). Generally, however, if the employee disposes of shares of Carnival plc acquired upon exercise of an incentive option within two years after the date of grant or within one year after the date of exercise (as “disqualifying disposition”), the employee will recognize ordinary income in the amount of the excess of the fair market value of the shares on the date of exercise over the purchase price (or, in certain circumstances, the gain on sale, if less). Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the incentive option will ordinarily constitute capital gain.

Restricted Shares. An employee will not be subject to tax upon receipt of a grant of restricted shares unless the employee otherwise elects to be taxed pursuant to Section 83(b) of the Code. On the date a grant of restricted shares becomes transferable or is no longer subject to a substantial risk of forfeiture, the employee will have taxable compensation equal to the excess of the fair market value of the shares on that date over the amount the employee paid for such shares, unless the employee made an election under Section 83(b) of the Code to be taxed at the time of grant. The employee will have a tax basis in the shares equal to the amount the employee paid for such shares (generally, zero) plus the amount taxable as compensation to the employee. Upon the sale of the shares, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period.

Restricted Share Units. An employee will not be subject to tax upon the grant of a restricted share unit. An employee who receives a cash payment pursuant to a restricted share unit will have taxable compensation equal to the full amount of such payment. If an employee receives shares pursuant to a restricted share unit grant, the employee will have taxable compensation equal to the fair market value of the shares on the date of receipt and the employee will have a tax basis in the shares equal the amount taxable as compensation to the employee. Upon the sale of the shares, any gain or loss is generally long-term or short-term capital gain or loss, depending on the holding period.



The Boards of Directors unanimously recommend a vote FOR the approval of the Carnival plc 2024 Employee Share Plan.

Questions and Answers

Questions Applicable to All Shareholders



WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meetings of Shareholders, the voting process, the compensation of Directors and certain executive officers and certain other information required by rules promulgated by the SEC and the New York Stock Exchange applicable to both companies. We have attached as Annexes A, B and C to this Proxy Statement information that Carnival plc is required to provide to its shareholders under applicable UK rules. The Carnival plc 2024 Employee Share Plan is attached as Annex D.



WHAT PROPOSALS WILL BE VOTED ON AT EACH OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

✔ PROPOSALS 1-12

To elect or re-elect 12 Directors, each to serve as a Director of Carnival Corporation and as a Director of Carnival plc

✔ PROPOSAL 13

To hold a (non-binding) advisory vote to approve executive compensation

✔ PROPOSAL 14

To hold a (non-binding) advisory vote to approve the Carnival plc Directors' Remuneration Report

✔ PROPOSAL 15

To appoint Deloitte LLP as independent auditor of Carnival plc and to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation

✔ PROPOSAL 16

To authorize the Audit Committee of Carnival plc to determine the remuneration of the independent auditor of Carnival plc

✔ PROPOSAL 17

To receive the accounts and reports of the Directors and auditor of Carnival plc for the fiscal year ending November 30, 2023

✔ PROPOSAL 18

To approve the giving of authority for the allotment of new shares by Carnival plc

✔ PROPOSAL 19

To approve, subject to Proposal 18 passing, the disapplication of pre-emption rights in relation to the allotment of new shares and sale of treasury shares by Carnival plc

✔ PROPOSAL 20

To approve a general authority for Carnival plc to buy back Carnival plc ordinary shares in the open market

✔ PROPOSAL 21

To approve the Carnival plc 2024 Employee Share Plan



WHAT IS THE VOTING RECOMMENDATION OF THE BOARDS OF DIRECTORS?



Your Boards of Directors recommend that you vote your shares **FOR** Proposals 1 through 21.



HOW DOES THE DLC ARRANGEMENT AFFECT MY VOTING RIGHTS?

On most matters that affect all of the shareholders of Carnival Corporation and Carnival plc, the shareholders of both companies effectively vote together as a single decision-making body. These matters are called "joint electorate actions." Combined voting is accomplished through the special voting shares that have been issued by each company. Certain matters specified in the organizational documents of Carnival Corporation and Carnival plc where the interests of the two shareholder bodies may diverge are called "class rights actions." The class rights actions are voted on separately by the shareholders of each company. If either group of shareholders does not approve a class rights action, that action generally cannot be taken by either company. All of the proposals to be voted on at the Annual Meetings of Shareholders are joint electorate actions, and there are no class rights actions.



GENERALLY, WHAT ACTIONS ARE JOINT ELECTORATE ACTIONS?

Any resolution to approve an action other than a class rights action or a procedural resolution (described below) is designated as a joint electorate action. The actions designated as joint electorate actions include:

- the appointment, removal, election or re-election of any Director of either or both companies;
- if required by law, the receipt or adoption of the annual accounts of both companies;
- the appointment or removal of the independent auditor of either company;
- a change of name by either or both companies; and
- the implementation of a mandatory exchange of Carnival plc ordinary shares for Carnival Corporation common stock based on a change in tax laws, rules or regulations.

The relative voting rights of Carnival plc ordinary shares and Carnival Corporation common stock are equalized based on a ratio which we refer to as the "equalization ratio." Based on the current equalization ratio of 1:1, each share of Carnival Corporation common stock has the same voting rights as one Carnival plc ordinary share on joint electorate actions.



HOW ARE JOINT ELECTORATE ACTIONS VOTED ON?

Joint electorate actions are voted on as follows:

- Carnival plc shareholders vote at the Annual General Meeting of Carnival plc (whether in person or by proxy). Voting is on a poll (or ballot), which remains open for sufficient time to allow the vote at the Carnival Corporation Annual Meeting of Shareholders to be held and reflected in the Carnival plc Annual General Meeting through the mechanism of the special voting share. An equivalent vote is cast at the subsequent Carnival Corporation Annual Meeting of Shareholders on each of the corresponding resolutions through a special voting share issued by Carnival Corporation; and
- Carnival Corporation shareholders vote at the Carnival Corporation Annual Meeting of Shareholders (whether in person or by proxy). Voting is by ballot (or on a poll), which remains open for sufficient time to allow the vote at the Annual General Meeting of Carnival plc Shareholders to be reflected in the Annual Meeting of Carnival

Corporation Shareholders through the mechanism of the special voting share. An equivalent vote is cast on the corresponding resolutions at the Carnival plc Annual General Meeting through a special voting share issued by Carnival plc.

A joint electorate action is approved if it is approved by:

- a simple majority of the votes cast in the case of an ordinary resolution (or not less than 75% of the votes cast in the case of a special resolution, if required by applicable law and regulations or Carnival plc's Articles of Association) by the holders of Carnival plc's ordinary shares and the holder of the Carnival plc special voting share voting as a single class at a meeting at which a quorum was present and acting;
- a simple majority of the votes cast (or other majority if required by applicable law and regulations or the Carnival Corporation Articles of Incorporation and By-laws) by the holders of Carnival Corporation common stock and the holder of the Carnival Corporation special voting share, voting as a single class at a meeting which a quorum was present and acting; and
- a minimum of one-third of the total votes available to be voted by the combined shareholders must be cast on each resolution for it to be effective. Formal abstentions (or votes withheld) by a shareholder on a resolution will be counted as having been "cast" for this purpose.



HOW ARE THE DIRECTORS OF EACH COMPANY ELECTED OR RE-ELECTED?

Resolutions relating to the election or re-election of Directors are considered as joint electorate actions. No person may be a member of the Board of Directors of Carnival Corporation or Carnival plc without also being a member of the Board of Directors of the other company. There are 12 nominees for election or re-election to the Board of Directors of each company this year. Each nominee currently serves as a Director of Carnival Corporation and Carnival plc, except for Nelda J. Connors, who was recommended as a nominee by the N&G Committees and nominated by the Boards for election at the 2024 Annual Meetings of Shareholders. All nominees for Director are to be elected or re-elected to serve until the next Annual Meetings of Shareholders or until their successors are elected.

Carnival plc's Articles of Association currently require Directors to submit themselves for election by shareholders at the first Annual General Meeting following their initial appointment to the Board of Directors and for re-election thereafter at subsequent Annual General Meetings at intervals of no more than three years. The Boards of Directors have decided, in accordance with the UK Corporate Governance Code, to submit all Directors for re-election on an annual basis.



WHAT VOTES ARE REQUIRED TO APPROVE THE PROPOSALS?

Proposals	Vote Required
• Proposals 1 through 18 and Proposal 21 will be proposed as **ordinary resolutions**.	For ordinary resolutions, the **required majority is more than 50% of the combined votes cast** at this meeting and the Annual Meeting of Carnival Corporation Shareholders.
• Proposals 19 and 20 will be proposed as **special resolutions**.	For special resolutions, the **required majority is not less than 75% of the combined votes cast** at this meeting and the Annual Meeting Carnival Corporation Shareholders.

Proposals 19 and 20 are required to be approved by not less than 75% of the combined votes cast at both Annual Meetings of Shareholders. Each of the other proposals, including the election and re-election of Directors, requires the approval of a majority of the combined votes cast at both Annual Meetings of Shareholders. Abstentions and broker non-votes are not deemed votes cast for purposes of calculating the vote. Abstentions and broker non-votes do count for the purpose of determining whether a quorum is present.

If you are a beneficial owner of Carnival Corporation common stock and do not provide the shareholder of record with voting instructions, your shares may constitute broker non-votes. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because:

- the broker has not received voting instructions from the beneficial owner; and
- the broker lacks discretionary voting power to vote such shares.

Accordingly, if you are a beneficial owner of shares held through intermediaries such as brokers, banks and other nominees, such intermediaries are not permitted to vote without specific instructions from you unless the matter to be voted on is considered "routine." The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate stockholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.



GENERALLY, WHAT ARE PROCEDURAL RESOLUTIONS?

Procedural resolutions are resolutions of a procedural or technical nature that do not adversely affect the shareholders of the other company in any material respect and are put to the shareholders at a meeting.

The special voting shares do not represent any votes on "procedural resolutions." Our Chair of each of the meetings will determine whether a resolution is a procedural resolution.

To the extent that such matters require the approval of the shareholders of either company, any of the following will be procedural resolutions:

- that certain people be allowed to attend or be excluded from attending the meeting;
- that discussion be closed and the question put to the vote (provided no amendments have been raised);
- that the question under discussion not be put to the vote (where a shareholder feels the original motion should not be put to the meeting at all, if such original motion was brought during the course of that meeting);
- to proceed with matters in an order other than that set out in the notice of the meeting;
- to adjourn the debate (for example, to a subsequent meeting); and
- to adjourn the meeting.



WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETINGS OF SHAREHOLDERS?

The voting results will be announced to the media and the relevant stock exchanges and posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**, after both Annual Meetings of Shareholders have closed. The results will also be published in a joint current report on Form 8-K within four business days after the date the Annual Meetings of Shareholders have closed.



WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

The quorum requirement for holding the Annual Meetings of Shareholders and transacting business as joint electorate actions at the meetings is one-third of the total votes entitled to be cast by all shareholders of both companies. Shareholders may be present in person or represented by proxy or corporate representative at the meetings.



HOW IS THE QUORUM DETERMINED?

For the purposes of determining a quorum with respect to joint electorate actions, the special voting shares have the maximum number of votes attached to them as were cast on such joint electorate actions, either for, against or abstained, at the parallel shareholder meeting of the other company, and such maximum number of votes (including abstentions) constitutes shares entitled to vote and present for the purposes of determining whether a quorum exists at such a meeting.

In order for a quorum to be validly constituted with respect to meetings of shareholders convened to consider a joint electorate action or class rights action, the special voting entities must be present.

Abstentions (including votes withheld) and broker non-votes are counted as present for the purpose of determining the presence of a quorum.



IS MY VOTE CONFIDENTIAL?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed to third parties except:

- as necessary to meet applicable legal requirements;
- to allow for the tabulation of votes and certification of the vote; or
- to facilitate a successful proxy solicitation by our Boards of Directors.

Occasionally, shareholders provide written comments on their proxy card which are then forwarded to management.



WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETINGS OF SHAREHOLDERS?

We are providing these proxy materials in connection with the solicitation by the Boards of Directors of proxies to be voted at the Annual Meetings of Shareholders. We will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes for the Annual Meetings of Shareholders. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders.



CAN I VIEW THE PROXY MATERIALS ELECTRONICALLY?

Yes. This Proxy Statement and any other proxy materials have been posted on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**. Carnival Corporation shareholders can also access proxy-related materials at **www.proxyvote.com** as described under "Questions Specific to Shareholders of Carnival Corporation."



WHAT REPORTS ARE FILED BY CARNIVAL CORPORATION AND CARNIVAL PLC WITH THE SEC AND THE FCA AND HOW CAN I OBTAIN COPIES?

We file this Proxy Statement, joint Annual Reports on Form 10-K, joint Quarterly Reports on Form 10-Q and joint Current Reports on Form 8-K with the SEC.

Copies of this Proxy Statement, the Carnival Corporation & plc joint Annual Report on Form 10-K for the year ended November 30, 2023, as well as any joint Quarterly Reports on Form 10-Q or joint Current Reports on Form 8-K, as filed with the SEC, can be viewed or obtained without charge through the SEC's website at **www.sec.gov** (under Carnival Corporation or Carnival plc) or at **www.carnivalcorp.com** and **www.carnivalplc.com**.

We also file the Carnival plc Annual Report as well as the Carnival plc Group Half-Yearly Financial Report on the National Storage Mechanism maintained by the FCA in the UK. They can also be viewed or obtained without charge on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

COPIES WILL ALSO BE PROVIDED TO SHAREHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO INVESTOR RELATIONS:



Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States

or



Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom

We encourage you to take advantage of the convenience of accessing these materials through the internet as it:

- is simple and fast to use
- saves time and money
- is environmentally friendly



MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR'S ANNUAL MEETINGS OF SHAREHOLDERS?

Carnival Corporation shareholders and Carnival plc shareholders (to the extent permitted under Carnival Corporation's and Carnival plc's governing documents and U.S. and UK law, as applicable) may submit proposals for consideration at future shareholder meetings.

In order for shareholder proposals to be considered for inclusion in our Proxy Statement in accordance with SEC Rule 14a-8 for next year's Annual Meetings of Shareholders, the written proposals must be received by our Company Secretary no later than the close of business October 26, 2024. Such proposals will need to comply with applicable SEC regulations regarding the inclusion of shareholder proposals in proxy materials. Carnival Corporation's By-laws establish advance notice procedures with regard to shareholder proposals that are not submitted for inclusion in the Proxy Statement, but that shareholders instead wish to present directly at an Annual Meeting of Shareholders. To be properly brought before the Annual Meetings of Shareholders, a notice of the proposal must be submitted to our Company Secretary at our headquarters no later than six clear weeks prior to the Annual Meetings of Shareholders or, if later, the time at which the notice of such meeting is publicly disclosed. For shareholders of Carnival plc, the same requirements apply under UK law requirements to submit a notice of a proposal.



MAY I NOMINATE INDIVIDUALS TO SERVE AS DIRECTORS?

In order to submit a nominee for election at the Annual Meetings of Shareholders you must provide the information required for Director nominations set forth in Carnival Corporation's and Carnival plc's governing documents in a timely manner. Specifically, under the governing documents, you must submit your notice of nomination in writing to the attention of our Company Secretary at our headquarters not later than seven days nor earlier than 42 days prior to the 2024 Annual Meetings of Shareholders.

Any such notice must include, in addition to any other requirements specifically set forth in Carnival Corporation's and Carnival plc's governing documents:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation and service on boards of any public company or registered investment company for at least the last five years;
- a statement of the particular experience, qualifications, attributes or skills of the candidate, taking into account the factors referred to in the "Nominations of Directors" section; and
- the candidate's signed consent to serve as a Director if elected, and to be named in our Proxy Statement.

In addition to satisfying the deadlines in the advance notice provisions of our governing documents, a shareholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 to the Company Secretary no later than February 4, 2025.

Shareholders may also recommend candidates for consideration by our Boards' N&G Committees in accordance with the procedures set forth in the "Procedures Regarding Director Candidates Recommended by Shareholders" section.

Questions Specific to Shareholders of Carnival Corporation



WHAT CARNIVAL CORPORATION SHARES OWNED BY ME CAN BE VOTED?

All Carnival Corporation shares owned by you as of February 5, 2024, the record date, may be voted by you. These shares include those:

- held directly in your name as the shareholder of record, including shares purchased through Carnival Corporation's Dividend Reinvestment Plan and its Employee Stock Purchase Plan; and
- held for you as the beneficial owner through a stockbroker, bank or other nominee.



WILL I BE ASKED TO VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

No. Your vote at the Annual Meeting of Carnival Corporation Shareholders, for the purposes of determining the outcome of combined voting, is automatically reflected as appropriate at the parallel Annual General Meeting of Carnival plc Shareholders through the mechanism of the special voting share issued by Carnival plc.



WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Carnival Corporation is taking advantage of SEC rules that allow it to deliver proxy materials over the Internet. Under these rules, Carnival Corporation is sending its shareholders a one-page notice regarding the Internet availability of proxy materials (the "Notice of Internet Availability of Proxy Materials") instead of a full set of proxy materials, unless they previously requested to receive printed copies. You will not receive printed copies of the proxy materials unless you specifically request them. Instead, this notice tells you how to access and review on the Internet all the important information contained in the proxy materials. This notice also tells you how to submit your proxy card on the Internet and how to request to receive a printed copy of the proxy materials.



WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

Most of the shareholders of Carnival Corporation hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.



SHAREHOLDER OF RECORD

- If your shares are registered directly in your name with Carnival Corporation's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the shareholder of record, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being sent directly to you by us.
- As the shareholder of record, you have the right to grant your voting proxy directly to the persons named in the proxy or to vote in person at the Annual Meeting of Carnival Corporation Shareholders.
- If you request a paper copy of the proxy materials as indicated in the notice, Carnival Corporation will provide a proxy card for you to use.



BENEFICIAL OWNER

- If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held under street name, and the Notice of Internet Availability of Proxy Materials or set of printed proxy materials, as applicable, is being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record.
- As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the Annual Meeting of Carnival Corporation Shareholders.
- However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.
- If you request a paper copy of the proxy materials as indicated in the notice, your broker or nominee will provide a voting instruction card for you to use.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES IN PERSON AT THE MEETING?

Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting of Carnival Corporation Shareholders in the U.S. If you choose to do so, please bring your proxy card and proof of identification.

Even if you plan to attend the Annual Meeting of Carnival Corporation Shareholders, we recommend that you also submit your proxy as described below so that your vote will be counted if you later decide not to attend the meeting. Shares held under street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Please refer to the voting instructions provided by your broker or nominee.

Please also refer to the sections entitled "Meeting Admission Requirements" and "Safety and Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Notice of Annual Meeting for additional information.



HOW CAN I VOTE MY CARNIVAL CORPORATION SHARES WITHOUT ATTENDING THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Whether you hold shares directly as the shareholder of record or beneficially under street name, you may direct your vote without attending the Annual Meeting of Carnival Corporation Shareholders. You may vote by granting a proxy or, for shares held under street name, by submitting voting instructions to your broker or nominee. For shareholders of record, you may do this by voting on the Internet or by telephone by following the instructions in the notice you received in the mail. Where your shares are held under street name, in most instances you will be able to do this over the Internet or by telephone by following the instructions in the notice you received in the mail, or if you received a full printed set of proxy materials in the mail, by mail. Please refer to the voting instruction card included by your broker or nominee.

If you received a full printed set of proxy materials in the mail, you can also vote by signing your proxy card and mailing it in the enclosed envelope. If you provided specific voting instructions, your shares will be voted as you instruct.

If you are a record holder and submit a proxy but do not provide instructions, your shares will be voted as described below in "*How are votes counted?*"



CAN I CHANGE MY VOTE?

Yes. You may change your proxy instruction at any time prior to the vote at the Annual Meeting of Carnival Corporation Shareholders. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting of Carnival Corporation Shareholders and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares owned beneficially by you, you may accomplish this by submitting new voting instructions to your broker or nominee.



WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS OR SET OF PRINTED PROXY MATERIALS, AS APPLICABLE?

It means your shares are registered differently or are in more than one account. Please follow the instructions in each notice to ensure all of your shares are voted.



HOW DO I REQUEST ADDITIONAL COPIES OF THE PROXY MATERIALS?

You may have received only one Notice of Internet Availability of Proxy Materials or set of printed proxy materials, even though there are two or more shareholders at the same address.

Broadridge Financial Solutions, Inc., the entity we retained to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's registered owners and the entity retained by the brokerage community to mail the Notice of Internet Availability of Proxy Materials or printed proxy materials to Carnival Corporation's beneficial owners, have been instructed to deliver only one notice or set of printed proxy materials to multiple security holders sharing an address unless we have received contrary instructions from you or one of the other shareholders. We will promptly deliver a separate copy of the notice or set of printed proxy materials for this year's Annual Meeting of Carnival Corporation Shareholders or for any future meetings to any shareholder upon written or oral request. To make such request, please contact Broadridge Financial Solutions at:



866-540-7095



Broadridge Financial Solutions
Attention: Householding Department
51 Mercedes Way
Edgewood, New York 11717

Similarly, you may contact us through any of these methods if you receive multiple notices or sets of printed proxy materials and would prefer to receive a single copy in the future.



WHO CAN ATTEND THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

All Carnival Corporation shareholders of record as of February 5, 2024, or their duly appointed proxies, may attend and vote at the Annual Meeting of Carnival Corporation Shareholders. Please note that each shareholder or their duly appointed proxies will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" included in the "Information about Attending the Annual Meetings" section preceding the Carnival Corporation Notice of Annual Meeting. Each shareholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

In addition, if you hold your shares through a stockbroker or other nominee, you will need to provide proof of ownership by bringing either a copy of the voting instruction card provided by your broker or a copy of a brokerage statement showing your share ownership as of February 5, 2024, together with proof of identification. Cameras, audio and video recording devices and other electronic devices will not be permitted at the meeting.



WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Carnival Corporation has only one class of common stock outstanding. Each share of Carnival Corporation common stock outstanding as of the close of business on February 5, 2024, the record date, is entitled to one vote at the Annual Meeting of Shareholders. As of January 11, 2024 Carnival Corporation had 1,119,564,457 shares of common stock issued and outstanding. The trust shares of beneficial interest in the P&O Princess Special Voting Trust that are paired with your shares of common stock do not give you separate voting rights.



HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the proposals. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions. If you submit a proxy with no further instructions, your shares will be voted in accordance with the recommendations of the Boards of Directors.



WHAT HAPPENS IF ADDITIONAL PROPOSALS ARE PRESENTED AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

Other than the proposals described in this Proxy Statement, Carnival Corporation does not expect any matters to be presented for a vote at the 2024 Annual Meeting of Carnival Corporation Shareholders. If you grant a proxy, the persons named as proxy holders, our Chair and Secretary of the 2024 Annual Meeting of Carnival Corporation Shareholders, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is unable to accept nomination or election (which is not anticipated), the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Boards of Directors.



WHO WILL COUNT THE VOTE?

Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of elections.

Questions Specific to Shareholders of Carnival plc



WHO IS ENTITLED TO ATTEND AND VOTE AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

If you are a Carnival plc shareholder registered in the register of members of Carnival plc at 6:30 p.m. (BST) on April 3, 2024, you will be entitled to attend in person and vote at the Annual General Meeting in respect of the number of Carnival plc ordinary shares registered in your name at that time.

You may also appoint a proxy to attend, speak and vote instead of you. If you are a corporation you may appoint a corporate representative to represent you and vote your shareholding in Carnival plc at the Annual General Meeting. For further details regarding appointing a proxy or corporate representative, please see below.

Please note that each shareholder or their duly appointed proxies and corporate representatives will be required to comply with the "Meeting Admission Requirements" and "Safety and Security Measures" in the "Information about Attending the Annual Meetings" section preceding the Carnival plc Notice of Annual General Meeting.



WILL I BE ASKED TO VOTE AT THE ANNUAL MEETING OF CARNIVAL CORPORATION SHAREHOLDERS?

No. Your vote at the Annual General Meeting of Carnival plc Shareholders, for the purposes of determining the outcome of combined voting, will automatically be reflected as appropriate at the parallel Annual Meeting of Carnival Corporation Shareholders through the mechanism of a special voting share issued by Carnival Corporation.



HOW DO I VOTE MY CARNIVAL PLC SHARES WITHOUT ATTENDING THE ANNUAL GENERAL MEETING OF CARNIVAL PLC SHAREHOLDERS?

You may vote your Carnival plc shares at the Annual General Meeting of Carnival plc Shareholders by completing and signing the enclosed form of proxy in accordance with the instructions set out on the form and returning it as soon as possible, but in any event so as to be received by Carnival plc's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA, by not later than 1:30 p.m. (BST) on April 3, 2024. Alternatively, a proxy vote may be submitted via the internet in accordance with the instructions set out in the proxy form. If you are a member of CREST, it is also possible to appoint a proxy via the CREST system (please see the Carnival plc Notice of Annual General Meeting for further details). If you are an institutional investor, you may also be able to appoint a proxy electronically via the Proxymity platform. Please see the Carnival plc Notice of Annual General Meeting for further details. Voting by proxy does not preclude you from attending the Annual General Meeting and voting in person should you wish to do so. If you are a corporation, you can vote your Carnival plc shares at the Annual General Meeting by appointing one or more corporate representatives. You are strongly encouraged to pre-register your corporate representative to make registration on the day of the Annual General Meeting more efficient. In order to pre-register you would need to email your Letter of Representation to Carnival plc's registrars, Equiniti Limited, at proxyvotes@equiniti.com.

Corporate representatives themselves are urged to arrive at least two hours before commencement of the Annual General Meeting to assist Carnival plc's registrars with the appropriate registration formalities. Whether or not you intend to appoint a corporate representative, you are strongly encouraged to return the enclosed form of proxy to Carnival plc's registrars.



CAN I CHANGE MY VOTE GIVEN BY PROXY OR BY MY CORPORATE REPRESENTATIVE?

Yes. You may change your proxy vote by either:

- completing, signing and dating a new form of proxy in accordance with its instructions and returning it to Carnival plc's registrars by no later than 1:30 p.m. (BST) on April 3, 2024; or
- attending and voting in person at the Annual General Meeting.

If you do not attend and vote in person at the Annual General Meeting and wish to revoke the appointment of your proxy or corporate representative, you must do so by delivering a notice of such revocation to Carnival plc's registrars at least three hours before the start of the Annual General Meeting.



WHAT CLASS OF SHARES ARE ENTITLED TO BE VOTED AT THE CARNIVAL PLC ANNUAL GENERAL MEETING?

Carnival plc has only one class of ordinary shares in issue. Each Carnival plc ordinary share in issue as of the close of business on April 3, 2024, is entitled to one vote at the Annual General Meeting. As of January 11, 2024, Carnival plc had 217,396,246 ordinary shares in issue. However, the 42,876,272 Carnival plc ordinary shares directly or indirectly held by Carnival Corporation have no voting rights (in accordance with the Articles of Association of Carnival plc). As of January 11, 2024, 30,566,742 Carnival plc ordinary shares are held in treasury. As a result, as of January 11, 2024, the total voting rights in Carnival plc were 143,953,232 ordinary shares.



HOW ARE VOTES COUNTED?

You may vote "FOR," "AGAINST" or "ABSTAIN" for each of the resolutions. If you "ABSTAIN," it has no effect on the outcome of the votes, although abstentions will be counted for the purposes of determining if a quorum is present for joint electorate actions.



Annex A—Carnival plc Directors' Report

Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Committees of the Board. However, as is required by the agreements governing the dual listed company ("DLC") arrangement, there is a single executive management team and the Boards of Directors and members of the Committees of the Boards are identical. This Directors' Report has been prepared and presented in accordance with and in reliance upon UK company law and, accordingly, the liabilities of the Directors in connection with this Directors' Report shall be subject to the limitations and restrictions provided by such law.

In accordance with Section 414C(11) of the UK Companies Act 2006 ("Companies Act"), we elected to include certain information that would otherwise be disclosed in this Directors' Report in the Carnival plc Strategic Report (the "Strategic Report") or the Carnival plc financial statements that accompany the Strategic Report, as detailed below:

Disclosure	Cross-Reference
Financial instruments	Note 24 to the Carnival plc group financial statements
Likely future developments	Carnival plc Strategic Report: 1.A.II Purpose & Mission, Vision, Values and Priorities and 1.C. Our Global Cruise Business
Engagement with suppliers, customers and others	Carnival plc Strategic Report: 1.A.II. Purpose & Mission, Vision, Values and Priorities; 1.C.II. Ships Under Contract for Construction; 1.C.VII. Cruise Pricing and Payment Terms; 1.C.IX. Onboard and Other Revenues; 1.C.X. Port Destinations and Exclusive Islands; 1.C.XII. Sales Channels; 1.C.XIII. Supply Chain; 1.C.XIV. Human Capital Management and Employees; 1.C.XIX. Governmental Regulations; and 7. Section 172(1) Statement
Greenhouse Gas Emissions, Energy Consumption and Energy Efficiency	Carnival plc Strategic Report: 1.C.XX. Sustainability and Environmental Impact

This Directors' Report and the Strategic Report constitute Carnival plc's Management Report for the year ended 30 November 2023, in accordance with the Disclosure Guidance and Transparency Rule 4.1.8R.

In accordance with the UK Financial Conduct Authority's Listing Rules, the information required to be disclosed under Listing Rule ("LR") 9.8.4R, to the extent applicable to Carnival plc, can be found at the references set out in the following table:

Required Information	Cross-Reference
Interest capitalized by the Carnival plc group	Note 10 to Carnival plc group financial statements
Details of long-term incentive schedules	Carnival plc Directors' Remuneration Report under "Long-Term Incentive Compensation."
LR 9.2.18 disclosure	"Profit Forecasts"

Other disclosure requirements in LR 9.8.4R are not applicable to Carnival Corporation & plc.

Dividends

No dividends have been paid in fiscal 2022 or 2023 or are proposed in respect of fiscal 2024.

Share Capital and Control

Changes in the share capital of Carnival plc during fiscal 2023 are given in Note 18 to the Carnival plc group financial statements.

The share capital of Carnival plc at January 11, 2024 is constituted by two allotted and issued subscriber shares of £1 each, 50,000 allotted and issued redeemable preference shares of £1 each, one allotted and issued special voting share of £1, one equalization share of £1 and 217,396,246 allotted and issued ordinary shares of $1.66 each. The subscriber shares carry no voting rights and no right to receive any dividend or any amount paid on a return of capital.

The equalization share carries no voting rights. The redeemable preference shares carry no voting rights, but are entitled to payment of a cumulative preferential fixed dividend of eight per cent per annum on the amount paid up on each such share that is in issue. On a return of capital on a winding up or otherwise, the redeemable preference shares rank behind the ordinary shares but ahead of any other class of shares, and are entitled to receive payment of the amount paid up or credited as paid up on each such share. Redeemable preference shares which are fully paid may be redeemed at any time at the election of the holder or of Carnival plc, in which case the amount payable on redemption is the amount credited as paid up on each share which is redeemed, together with all arrears and accruals of the preferential dividend.

Details of restricted stock units granted to employees are given in Note 20 to the Carnival plc group financial statements.

The Articles of Association of Carnival plc contain provisions which, in certain circumstances, would have the effect of preventing a shareholder (or a group of shareholders acting in concert) from holding or exercising the voting rights attributable to shares in Carnival plc which are acquired by them. These provisions would have effect if a shareholder (or a group of shareholders acting in concert) were to acquire ordinary shares in Carnival plc with the result that the total voting rights exercisable by that shareholder or group of shareholders on matters put to a vote as joint electorate actions under the DLC arrangement would exceed 30 percent of the total voting rights exercisable in respect of any joint electorate action. They would also have effect if a shareholder (or group of shareholders acting in concert) already holding between 30 percent and 50 percent of the total voting rights exercisable in respect of any joint electorate action were to acquire shares in Carnival plc and thereby increase the percentage of voting rights so held. In each such case, the percentage of voting rights held is determined after taking into account voting rights attributable to shares of Carnival Corporation common stock held by such shareholder (or group of shareholders) and also taking into account the effect of the equalization ratio which gives effect to common voting by the shareholders of Carnival plc and Carnival Corporation on joint electorate actions under the DLC arrangement.

Under the relevant provisions of the Articles of Association of Carnival plc (articles 277 to 287) shares which are acquired by a person and which trigger the thresholds referred to in the foregoing paragraph may be sold at the direction of the Board, and the proceeds remitted to the acquiring shareholder, net of any costs incurred by Carnival plc. Pending such sale any dividends paid in respect of such shares would be paid to a charitable trust, and the trustee of such trust would be entitled to exercise the voting rights attaching to the shares. The restrictions summarized in the preceding paragraphs would not apply in the case of an acquisition of shares that is made in conjunction with a takeover offer for Carnival plc, which is announced in accordance with the City Code on Takeovers and Mergers, for so long as that offer has not lapsed or been withdrawn. However, if such a takeover offer is not made, or lapses or is withdrawn, the restrictions will apply in respect of any acquired shares.

The foregoing is a summary only of the relevant provisions of the Articles of Association of Carnival plc, and for a complete understanding of their effect, shareholders are recommended to refer to the Articles of Association themselves. A copy of the Articles of Association of Carnival plc is available at Carnival plc's website at **www.carnivalplc.com** or upon request from the Company Secretary, 3655 N.W. 87th Avenue, Miami, Florida 33178, United States.

There are 14 significant agreements to which Carnival plc is a party, which may be altered or terminated in the event of a change of control as follows:

- Under the **Facilities Agreement originally dated May 18, 2011**, as most recently amended and restated on May 25, 2023, and as may be further amended and extended from time to time, by and among Carnival Corporation, Carnival plc, J.P. Morgan SE (as facilities agent), and a syndicate of financial institutions, which provides for approximately $1.7 billion, €1.0 billion and £150 million in revolving credit facilities, the revolving credit facilities may, under certain circumstances, be cancelled upon a change of control of Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them).
- Under the **Facilities Agreement dated February 28, 2023**, by and among Carnival Holdings (Bermuda) II Limited, a direct subsidiary of Carnival Corporation, Carnival Corporation, Carnival plc, and J.P. Morgan SE (as facilities agent) and a syndicate of financial institutions, which provides for approximately $1.3 billion, €615 million and £104 million in revolving credit facilities, the revolving credit facilities may, under certain circumstances, be cancelled upon a change of control of (i) Carnival Holdings (Bermuda) II Limited (other than a change which results in control being vested in Carnival plc) or (ii) Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them).
- Under:
  - (i) the **Term Loan Agreement dated as of June 30, 2020**, as most recently amended on June 16, 2023, among Carnival Corporation, as lead borrower, Carnival Finance, LLC, as co-borrower, Carnival plc, as a guarantor, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time (the "Term Loan Agreement"), relating to two tranches of term loans in the initial aggregate principal amounts of $1.86 billion (which has since been repaid) and €0.8 billion, respectively, as well as an incremental tranche of $2.3 billion; and
  - (ii) the **Term Loan Agreement dated as of August 8, 2023**, among Carnival Corporation, as lead borrower, Carnival Finance, LLC, as co-borrower, Carnival plc, as a guarantor, the subsidiary guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto from time to time (the "New Term Loan", and together with the Term Loan, the "Term Loans"), relating to one tranche of term loan in the initial aggregate principal amount of $1.31 billion,

  under certain circumstances, a change of control of Carnival plc (other than a change which results in control of Carnival plc being vested in Carnival Corporation or in certain members of the Arison family or trusts related to them) could constitute an event of default under the Terms Loans, which would permit the lenders thereunder to accelerate the term loans.
- Under:
  - (i) the **Indenture dated as of August 18, 2020** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, security agent, principal paying agent, transfer agent and registrar, as supplemented by the First Supplemental Indenture, dated as of November 18, 2020, relating to the 9.875% Second-Priority Senior Secured Notes due 2027 in an aggregate principal amount of $900 million;
  - (ii) the **Indenture dated as of November 25, 2020** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the U.S. dollar-denominated 7.625% Senior Unsecured Notes

due 2026 in an aggregate principal amount of $1.45 billion and the Euro-denominated 7.625% Senior Unsecured Notes due 2026 in an aggregate principal amount of €500 million;

(iii) the **Indenture dated as of February 16, 2021** among Carnival Corporation as issuer, Carnival plc, the other Guarantors party thereto and U.S. Bank, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 5.750% Senior Unsecured Notes due 2027 in an aggregate principal amount of $3.5 billion;

(iv) the **Indenture dated as of July 26, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 4.000% First-Priority Senior Secured Notes due 2028 in the aggregate principal amount of $2.4 billion;

(v) the **Indenture dated as of November 2, 2021**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 6.000% Senior Unsecured Notes due 2029 in an aggregate principal amount of $2 billion;

(vi) the **Indenture dated as of May 25, 2022**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 10.500% Senior Unsecured Notes due 2030 in an aggregate principal amount of $1 billion; and

(vii) the **Indenture dated as of August 8, 2023**, among Carnival Corporation, as issuer, Carnival plc, the other Guarantors party hereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent, registrar and security agent, relating to the 7.000% First-Priority Senior Secured Notes due 2029 in an aggregate principal amount of $500 million,

Carnival Corporation may be required to make an offer to repurchase the notes issued under the relevant indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the relevant indenture.

- Under the **Indenture dated as of October 25, 2022** among Carnival Holdings (Bermuda) Limited, as issuer, Carnival Corporation, Carnival plc, the other Guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, principal paying agent, transfer agent and registrar, relating to the 10.375% Senior Unsecured Notes due 2028 in an aggregate principal amount of $2.03 billion, Carnival Holdings (Bermuda) Limited may be required to make an offer to repurchase the notes issued under the Indenture at a redemption price of 101% of the principal amount of the notes upon the occurrence of certain change of control triggering events that are accompanied by a specified ratings downgrade with respect to the notes issued under the Indenture.
- Under:

(i) the **Indenture dated as of August 22, 2022** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of November 1, 2022, relating to the 5.750% Convertible Senior Notes due 2024 in an aggregate principal amount of $426 million, and

(ii) the **Indenture dated as of November 18, 2022** among Carnival Corporation, Carnival plc, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, relating to the 5.750% Convertible Senior Notes due 2027 in an aggregate principal amount of $1.13 billion, if Carnival Corporation undergoes certain corporate events (each, a "fundamental change"), subject to certain conditions, holders may require Carnival Corporation to repurchase for cash all or any portion of their convertible notes at par.

Subject to certain exceptions, a fundamental change would occur upon, among others:

(1) a merger transaction pursuant to which Carnival Corporation's common stock is converted into other securities or assets;

(2) the sale of all or substantially all of the assets of Carnival Corporation to a third party; or

(3) a person or group (other than certain members of the Arison family or trusts related to them) becoming the beneficial owners of more than 50% of the rights to vote to elect the members of the Boards of Directors of Carnival Corporation and Carnival plc.

Articles of Association

The Articles of Association of Carnival plc may be amended by the passing of a special resolution of the shareholders. In common with many other corporate actions that might be undertaken by Carnival plc, such a resolution would be proposed as a joint electorate action on which the shareholders of Carnival plc and of Carnival Corporation effectively vote as a single unified body, as contemplated by the DLC arrangement.

Purchase of Own Shares

In June 2021, the Boards of Directors authorized us to sell up to $500 million of Carnival Corporation common stock in the U.S. market and repurchase up when Carnival Corporation common stock is trading at a premium to the price of Carnival plc ordinary shares (the "Stock Swap Program"). Under the Stock Swap Program, we may elect to offer and sell shares of Carnival Corporation common stock, at prevailing market prices in ordinary brokers' transactions and repurchase an equivalent number of Carnival plc ordinary shares in the UK market, to the extent possible. During fiscal 2023, Carnival Corporation repurchased 2,321,073 Carnival plc ordinary shares with a nominal value of $3,852,981, representing 1.6% of the called-up share capital of Carnival plc (which does not include the disenfranchised shares held by Carnival Corporation) as of November 30, 2023, for aggregate consideration of $20,103,696 under the Stock Swap Program. The Stock Swap program does not have an expiration date and may be discontinued by us at any time or upon achieving the authorized repurchase amount. On January 31, 2023, Carnival Corporation purchased (subscribed for) one new ordinary share of Carnival plc for $1 billion, which is non-voting while it is owned by Carnival Corporation (the "Intragroup Transaction"). This is a non-cash transaction where the amount owed from Carnival Corporation was offset against an equivalent amount owed by Carnival plc to the Carnival Corporation group. In addition, on September 6, 2023, Carnival Corporation purchased 50,000 previously allotted and issued redeemable preferences shares of £1.00 each, in consideration of the assumption of a £19,665 payment obligation to Carnival plc (the "Preference Share Transaction").

Other than pursuant to the Stock Swap Program, the Intragroup Transaction or Preference Share Transaction, there were no purchases of Carnival plc shares by Carnival Corporation or Carnival plc during fiscal 2023. As of January 11, 2024, the latest practicable date prior to the publication of this document, and taking into account purchases by Carnival Corporation of Carnival plc's shares in prior years, Carnival Corporation holds, directly or indirectly, 42,876,272 Carnival plc ordinary shares with a nominal value of $71,174,612, representing 29.8% of issued share capital of Carnival plc (which does not include the disenfranchised shares held by Carnival Corporation or any shares held in treasury). Carnival plc shares held by Carnival Corporation, including those repurchased under the Stock Swap Program, do not have any voting rights (in accordance with the Articles of Association of Carnival plc).

Shareholder approval is not required to buy back shares of Carnival Corporation, but is required under the Companies Act to buy back shares of Carnival plc. At the Annual General Meeting held on April 21, 2023, the authority for Carnival plc to buy back its own shares was approved. This authority permitted Carnival plc to buy back up to 18,613,610 ordinary shares of Carnival plc (being approximately 10 percent of Carnival plc's ordinary shares in issue). Under that authority, 1,142,117 Carnival plc ordinary shares have been purchased since last year's Annual Meetings of Shareholders and through January 11, 2024. That approval expires on the earlier of:

- the conclusion of Carnival plc's 2024 Annual General Meeting; or
- July 20, 2024.

Carnival Corporation & plc treats any such purchases made by Carnival Corporation under the Stock Swap Program as if they were made by Carnival plc under the Carnival plc buyback authority.

Profit Forecasts

In our recent Business Updates and Earnings Releases, we included the following guidance which represented a profit forecast for purposes of LR 9.2.18R.

In the first quarter of 2023 ("1Q 2023 Update"), we reported that we expected adjusted EBITDA of $3.9 to $4.1 billion and an adjusted net loss of $350 to $550 million for the full year 2023.

In the second quarter of 2023 ("2Q 2023 Update"), we reported that we expected adjusted EBITDA of $2.05 to $2.15 billion and adjusted net income of $950 to $1,050 million for the third quarter of 2023. We also reported that we expected adjusted EBITDA of $4.10 to $4.25 billion and an adjusted net loss of $100 to $250 million for the full year 2023.

In the third quarter of 2023 ("3Q 2023 Update"), we reported that we expected adjusted EBITDA of $800 to $900 million and adjusted net loss of $125 to $225 million for the fourth quarter of 2023. We also reported that we expected adjusted EBITDA of $4.1 to $4.2 billion and an adjusted net loss of $50 to $150 million for the full year 2023.

Our actual results were in line with the guidance above, with the exception of the following:

- The adjusted net income for the third quarter of 2023 ($1.2 billion) exceeded the guidance range provided in our 2Q 2023 Update due to higher ticket prices, favorability in net interest expense and fuel consumption, depreciation and income taxes.
- The adjusted net loss for the fourth quarter of 2023 ($90 million) was above the better end of the guidance range provided in our 3Q 2023 Update due to continued strength in demand and favorability in revenue from higher ticket prices.
- The adjusted net income for the full year 2023 ($1 million) exceeded the better end of the guidance range provided in our 1Q 2023 Update, 2Q 2023 Update, and 3Q 2023 Update due to improvements in ticket prices, higher onboard spending, and higher occupancy levels.

Directors

The names of all persons who served as Directors of Carnival Corporation and Carnival plc during fiscal 2023 are as follows: Micky Arison; Sir Jonathon Band; Jason Glen Cahilly; Helen Deeble; Jeffrey J. Gearhart; Richard J. Glasier (retired from the Boards in April 2023); Katie Lahey; Sara Mathew; Sir John Parker (retired from the Boards in April 2023); Stuart Subotnick; Laura Weil; Josh Weinstein; and Randy Weisenburger. Biographical notes about each of the Directors nominated for election or re-election are contained in the Proxy Statement.

Details of the Directors' membership on Board Committees are set out in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Upon becoming a member of the Board of Directors of Carnival plc, each new Director participates in an induction process, which includes:

- a meeting with all of the current Directors;
- provision of an induction pack;
- site visits (some of which were delayed given the impact of the COVID-19 pandemic); and
- meetings with senior and operational management teams.

The Directors update their skills, knowledge and familiarity with Carnival plc by meeting with senior management, visiting regional and divisional operating offices and receiving updates and training coordinated by management. The appointment and replacement of Directors of Carnival plc is governed by the provisions of the Articles of Association of Carnival plc and also by the provisions of the Equalization and Governance Agreement entered into on April 17, 2003 on the establishment of the DLC arrangement. The Articles of Association and the Equalization and Governance Agreement require that the Boards of

Directors of Carnival plc and Carnival Corporation be comprised of exactly the same individuals. Please refer to "Nominations of Directors" and "How are Directors of Each Company Elected or Re-Elected?" sections of the Proxy Statement and the "Board Composition" section of the Carnival plc Corporate Governance Report for additional information on our rules regarding Director appointment and replacement.

The business of Carnival plc is managed by the Board of Directors, which may exercise all the powers of Carnival plc, including, without limitation, the power to:

- dispose of all or any part of our assets;
- borrow money;
- mortgage or pledge any of its assets;
- purchase Carnival plc's shares; and
- issue debentures, shares or other securities.

Details of the Directors' remuneration and their interests in the shares of Carnival Corporation and Carnival plc are set out in Part II of the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement.

Substantial Shareholdings

As of November 30, 2023, Carnival plc has been notified of material interests of three percent or more in Carnival plc's total voting rights as follows:

Shareholder	Number of Voting Rights (#)	Percentage of Voting Rights as of January 11, 2024 (%)
Aristeia Capital, L.L.C.[1]	11,275,692	7.8
Barclays Plc	8,115,706	5.6
BlackRock, Inc.	9,078,955	6.3
Norges Bank (The Central Bank of Norway)	11,203,591	7.8

(1) Affiliates of Aristeia Capital, L.L.C. have an interest in these shares.

Carnival plc has not been notified of any changes in the number of voting rights held between December 1, 2023 and January 11, 2024, the latest practicable date.

Carnival Corporation and Carnival Investments Limited are the holders of an aggregate of 42,876,272 Carnival plc ordinary shares as of January 11, 2024. These shares carry no voting rights or rights on liquidation unless Carnival Corporation owns over 90 percent of all the Carnival plc ordinary shares. Accordingly, the details of voting rights given in the preceding table take account of the absence of voting rights carried by these shares.

Except for the above, no person has disclosed relevant information to Carnival plc pursuant to Chapter 5 of the Disclosure Guidance and Transparency Rules.

Corporate Governance and Directors' Remuneration

A report on corporate governance and compliance with the UK Corporate Governance Code is contained in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. Part I of the Carnival plc Directors' Remuneration Report is included in the Proxy Statement and Part II of the Carnival plc Directors' Remuneration Report is attached as Annex B to the Proxy Statement.

Corporate and Social Responsibility

HEALTH, ENVIRONMENTAL, SAFETY, SECURITY AND SUSTAINABILITY CORPORATE POLICY

At Carnival Corporation & plc, our mission and purpose is to deliver unforgettable happiness to our guests by providing extraordinary cruise vacations, while honoring the integrity of every ocean we sail, place we visit and life we touch. We strive to be a company that people want to work for and to be an exemplary global corporate citizen.

Our commitment and actions to keep our guests and crew members safe and comfortable, protect the environment, develop and provide opportunities for our workforce, strengthen stakeholder relations and enhance both the communities where we work as well as the port communities that our ships visit, are reflective of our brands' core values and vital to our success as a business enterprise.

The Boards of Directors of Carnival Corporation & plc established Board-level Health, Environmental, Safety & Security ("HESS") Committees comprised of five independent Directors. The principal function of the HESS Committees is described in our Corporate Governance Report under "Committees of the Boards."

In addition, Carnival Corporation & plc's Health, Environmental, Safety, Security and Sustainability Corporate Policy describes our commitments to:

- Complying with or exceeding all legal and statutory requirements related to HESS and sustainability throughout our business activities;
- Protecting the environment, including the marine ecosystems in which our vessels sail and the communities in which we operate, striving to prevent adverse consequences and using resources sustainably;
- Protecting the health, safety and security of our guests, employees and all others working on our behalf, thereby promoting an organization that promotes well-being and always strives to be free of injuries, illness, and loss;
- Reducing our greenhouse gas and other airborne emissions with an aspiration to achieve net carbon-neutral ship operations;
- Supporting sustainable tourism practices by respecting the culture, history, natural resources, and people of the communities we visit;
- Supporting a circular economy by engaging employees and working with our supply chain to source responsibly, reduce packaging, reuse materials, increase recycling and reduce waste; and
- Recruiting, growing, and maintaining a diverse and inclusive workforce that promotes equity.

The Health, Environmental, Safety, Security and Sustainability Corporate Policy is published on the Carnival Corporation & plc website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Boards recognize that Carnival Corporation & plc needs to ensure that there is a consistent standard of operation throughout their fleet in keeping with their leading position in the cruise industry. In this regard, the Carnival Corporation & plc Maritime Operations Department is headed by a Chief Maritime Officer, with a full-time professional and administrative staff, and is responsible for providing a common, integrated approach to management of HESS matters and for reporting to the HESS Committees on such matters. The Chief Maritime Officer reports to our CEO and to our Chair of the HESS Committees.

The Boards of Directors of Carnival Corporation & plc have also established Board-level Compliance Committees comprised of five independent Directors. The principal function of the Compliance Committees is to assist with the Boards' oversight of our ethics and compliance activities, as further described in our Corporate Governance Report under "Committees of the Boards."

Carnival Corporation & plc recognizes our responsibility to provide industry leadership and to conduct our business as a responsible global citizen.

Our corporate leadership is manifested in our Code of Business Conduct and Ethics, which requires that every employee and member of the Boards use sound judgment, maintain high ethical standards and demonstrate honesty in all business dealings. As a responsible global citizen, Carnival Corporation & plc is committed to achieving and maintaining the highest standards of professional and ethical conduct.

Risk Advisory & Assurance Services ("RAAS") is Carnival Corporation & plc's internal audit department and is headed by the Chief Audit Officer, who reports directly to our Chair of the Audit Committees. Our Chief Audit Officer also has a "dotted" reporting line to the Chief Risk and Compliance Officer. RAAS conducts annual HESS audits of each brand's head office and of each ship in our fleet. These audits are in addition to the audits performed by third-party certification and regulatory auditors.

Each RAAS HESS audit is organized and planned to:

- verify compliance with applicable rules, corporate standards, brand policies and procedures, regulations, codes and guidance directly involved in the safe conduct of ship operations;
- verify the effectiveness and efficiency of the shipboard and shore-side HESS management systems; and
- identify opportunities for continuous improvement.

Further details of matters related to health, environmental, safety, security and sustainability reporting and community relations at Carnival Corporation & plc are available in our Strategic Report and in the "Sustainability" section of the Carnival Corporation & plc website at www.carnivalcorp.com and www.carnivalplc.com and our sustainability website at www.carnivalsustainability.com.

EMPLOYEES

Carnival Corporation & plc own and operate a portfolio of brands in North America, Europe and Australia comprised of nine cruise lines:


AIDA

AIDA CRUISES


CUNARD

CUNARD

P&O CRUISES (AUSTRALIA)


Carnival

CARNIVAL CRUISE LINE


Holland America Line

HOLLAND AMERICA LINE

P&O CRUISES (UK)


Costa

COSTA CRUISES


PRINCESS

PRINCESS CRUISES


SEABOURN

SEABOURN

Our corporate office and individual brands employ a variety of methods, such as intranet sites, management briefings, newsletters and reward programs to encourage employee involvement and to keep employees informed of the performance, development and progress of Carnival Corporation & plc.

DIVERSITY AND INCLUSION

We believe that creating an environment where diversity is welcomed and inclusion and belonging is fostered are not only important topics in corporations and boardrooms world-wide, but they are also actions which are critically important to sustaining and increasing the success of our business. We recognize that maintaining a diverse and inclusive workforce promotes an open, tolerant and positive work environment where everyone's different talents and strengths can be utilized. We work to attract, motivate, develop and retain the best talent from the diversity the world offers. We believe that our ability to be competitive and to thrive globally depends on it. We strive to achieve greater performance through capturing the power of employee diversity across all elements such as race, ethnicity, age, gender and sexual orientation and identification.

Accordingly, Josh Weinstein, our President, CEO and Chief Climate Officer, has committed to Catalyst's "Catalyst CEO Champions for Change" initiative to support the advancement of women's leadership and diversity in the workplace.

We are also a global partner of the International LGBTQ+ Travel Association (IGLTA), the world's leading network of LGBTQ+ welcoming tourism businesses. Through our partnership, we will help promote equality and safety for LGBTQ+ tourism worldwide.

Our efforts to promote diversity and inclusion have been recognized in 2023 with several top employer awards for advancing inclusion and supporting diversity in the workplace.

Senior employees within Carnival Corporation & plc are eligible to participate in either the Carnival plc 2024 Employee Share Plan, subject to shareholder approval of the Carnival plc 2024 Employee Share Plan, or the Carnival Corporation 2020 Stock Plan, further details of which are provided in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement. These plans reinforce the philosophy of encouraging senior employees to contribute directly to the achievement of Carnival Corporation & plc's goals and of rewarding individual and collective success.

It is the policy of Carnival Corporation & plc that disabled persons should receive full and fair consideration for all job vacancies and promotions for which they are qualified applicants. It is the policy of Carnival Corporation & plc to seek to retain employees who become disabled while in their service whenever possible and to provide appropriate training and accommodations for disabled persons. Training and career development are provided and encouraged for all employees, including disabled persons.

Information on the gender diversity of senior management and their direct reports is included in the Strategic Report in section 1.C.XIV. Human Capital Management and Employees.

Political Contributions

Carnival plc did not make any political contributions to any political organization during the year ended November 30, 2023 (2022—nil). Carnival plc's subsidiaries did not make any political contributions during the year ended November 30, 2023 (2022—$0.1 million made to organizations outside the UK and the European Union).

Corporate Governance Statement

The corporate governance statement, prepared in accordance with rule 7.2 of the FCA's Disclosure Guidance and Transparency Rules, can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement. The Carnival plc Corporate Governance Report forms part of this Carnival plc Directors' Report and is incorporated into it by this reference.

Independent Auditors

In accordance with the UK auditor rotation requirements, PricewaterhouseCoopers LLP was not eligible to continue as our auditor after the conclusion of their fiscal 2023 audit. As a result, during fiscal 2022, the Audit Committees oversaw a competitive tender process to select a new audit firm for the fiscal 2024 audit. Following a rigorous selection process, the Boards of Directors selected Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation and Deloitte LLP as the independent auditor of Carnival plc for the fiscal 2024 audit, subject to shareholder approval and ratification. A resolution that Deloitte LLP be appointed as the independent auditor of Carnival plc for the fiscal 2024 audit will be proposed at the 2024 Annual General Meeting.

Statement of Directors' Responsibilities

The Directors are responsible for preparing the Carnival plc Annual Report in accordance with applicable law and regulations for each financial year.

Under company law, the Directors have prepared the group financial statements in accordance with UK-adopted international accounting standards and the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising the FRS 101 "Reduced Disclosure Framework" and applicable law).

Company law requires the directors to prepare financial statements for each financial year. Under that law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Carnival plc and the Carnival plc group and of the profit or loss of the Carnival plc group for that period.

In preparing the financial statements the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK-adopted international accounting standards have been followed for the group financial statements and United Kingdom Accounting Standards, comprising FRS 101 and applicable law have been followed for the parent company financial statements, subject to any material departures disclosed and explained in the financial statements; and
- prepare the group and parent company financial statements on the going concern basis unless it is inappropriate to presume that the group and company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain Carnival plc's and Carnival plc group's transactions and disclose with reasonable accuracy at any time the financial position of Carnival plc and the Carnival plc group and to enable them to ensure that the Carnival plc Annual Report complies with the Companies Act.

The Directors are also responsible for safeguarding the assets of Carnival plc and the Carnival plc group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on its website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed in the Proxy Statement, confirms that, to the best of his or her knowledge:

(a) the Carnival plc group financial statements, which have been prepared in accordance with UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Carnival plc group;

(b) the Carnival plc parent company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 and applicable law, give a true and fair view of the assets, liabilities, financial position and profit or loss of Carnival plc;

(c) the Directors' Report attached as Annex A to the Proxy Statement and the Strategic Report include a fair review of the development and performance of the business and the position of the Carnival plc group and Carnival plc, together with a description of the principal risks and uncertainties that they face; and

(d) the Carnival plc Annual Report taken as a whole, is fair, balanced and understandable and provide the information necessary for the shareholders of Carnival plc to assess the position and performance, business model and strategy of the Carnival plc group and Carnival plc.

As part of the process to reach the conclusion in (d) above as well as the overall annual report review process, the Audit Committees received and reviewed drafts of the components of the annual report and provided feedback at a meeting with management to discuss the disclosures in advance of our fiscal year end. Feedback received was appropriately addressed ahead of the January meeting of the Audit Committees where the updated draft Annual Report was reviewed and the January meeting of the Boards where the final Annual Report was reviewed and approved.

In the case of each Director in office at the date the Directors' Report is approved:

- so far as the Director is aware, there is no relevant audit information of which the Carnival plc group's and Carnival plc's auditors are unaware; and
- they have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that Carnival plc group's and Carnival plc's auditors are aware of that information.

This Directors' Report was approved by the Board of Directors and is signed by order of the Board of Directors by



DOREEN S. FURNARI
Company Secretary

January 26, 2024

Carnival plc
Incorporated and registered in England and Wales under number 4039524

Annex B—Carnival plc Directors' Remuneration Report (Part II)

Certain information required to be included in the Carnival plc Directors' Remuneration Report is set forth in Part I (which is also known as the Compensation Discussion and Analysis) and in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the 2024 Notice of Annual Meetings and Proxy Statement to which this Report is annexed (the "Proxy Statement"). The Compensation Discussion and Analysis and the relevant parts of the Proxy Statement should be read in conjunction with this Part II.

Parts I and II of the Carnival plc Directors' Remuneration Report form part of the Carnival plc Annual Report for the year ended November 30, 2023. Carnival plc and Carnival Corporation are separate legal entities (together referred to as "Carnival Corporation & plc") and each company has its own Board of Directors and Compensation Committee. However, as required by the agreements governing the dual listed company ("DLC") arrangement, there is a single management team and the Boards of Directors and members of the Committees of the Boards are identical. Accordingly, consistent with prior years, we have included remuneration paid by Carnival Corporation and Carnival plc in the Carnival plc Directors' Remuneration Report. The Directors are primarily paid by Carnival Corporation as part of the DLC arrangement.

Both Parts I and II of the Carnival plc Directors' Remuneration Report are in compliance with Schedule 8 of the LMCG Regulations and the UK Corporate Governance Code, the UK Companies Act 2006 ("Companies Act") and the Listing Rules of the FCA. In particular, our executive compensation program takes into account the principles outlined in Provision 40 of the UK Corporate Governance Code, as set forth in Parts I and Part II of the Carnival plc Directors' Remuneration Report.

The Carnival plc Directors' Remuneration Report is subject to an advisory (non-binding) vote at the 2024 Annual General Meeting. Section 2 of this Part II is the Implementation Section, which contains the disclosures in respect of the actual pay outcomes for fiscal 2023 and the anticipated outcomes for fiscal 2024 when implementing the Directors' Remuneration Policy approved in April 2023.

1. Statement by Randy Weisenburger, Chair of the Compensation Committees

The major decisions on Directors' remuneration and the changes to Directors' remuneration during the year (and the context for these decisions and changes) are summarized in the "Executive Summary" section in Part I of the Carnival plc Directors' Remuneration Report as well as my other letter as Chair of the Compensation Committees set out in Part I of the Carnival plc Directors' Remuneration Report.

Our pay practices are consistent with best and established market practice provisions in the U.S. where, for example it is not common to defer the release of long-term incentive grants following their vesting or to require executives to maintain a shareholding following their departure from the group. The Compensation Committees have considered the potential implications of adopting such developments in UK practice since the last policy review and concluded that it would both unnecessarily place Carnival Corporation & plc at a competitive disadvantage to other large U.S. headquartered companies and that the corresponding increase in the overall quantum of pay required to offset the diminution in the packages arising from such provisions would not be in the interests of shareholders. The Compensation Committees will keep such matters and whether they become more prevalent in the U.S. under review.

The performance results for fiscal 2023 short and long-term incentives are detailed in Part I. The Compensation Committees considered the outcome under the terms of the various variable pay arrangements and approved the results without application of discretion as described in "2023 MIP Annual Cash Bonus Performance Results".

A new Directors' Remuneration Policy was approved by our shareholders at the 2023 Annual Meetings of Shareholders, as required. The Directors' Remuneration Policy sets the framework under which the Compensation Committees make pay decisions affecting our Executive and Non-Executive Directors.

The Carnival plc 2024 Employee Share Plan, a new discretionary equity plan, is being submitted to shareholders for approval at the 2024 Annual Meetings of Shareholders to replace the expiring Carnival plc 2014 Employee Share Plan. The new plan will allow us to continue to use share grants to incentivize performance and promote retention of key employees.

The Compensation Committees continue to consider the Directors' Remuneration Policy to be appropriate, including the overall pay levels, having regard to the Executive Directors' positioning relative to the Peer Group set out in Part I.

2. Implementation Section

2.1 IMPLEMENTATION OF APPROVED POLICY

The Directors' Remuneration Policy that is currently in effect (the "2023 Policy") was approved by the Carnival Corporation and Carnival plc shareholders at the Annual General Meeting held on April 21, 2023 with over 98% shareholder support. The 2023 Policy will be operated by Carnival Corporation & plc until a new Directors' Remuneration Policy is approved, which is expected to be proposed no later than the 2026 Annual General Meeting. The 2023 Policy is included within Annex B of the 2023 Notice of Annual Meetings of Shareholders and Proxy Statement, which is available on our website at **www.carnivalcorp.com** and **www.carnivalplc.com**.

The Compensation Committees have regard to the UK Corporate Governance Code and are satisfied that the 2023 Policy supports the long-term success of Carnival Corporation & plc and includes due regard to corporate and social responsibility issues and to managing risk within the group.

During the year, the following actions were taken for 2023 or anticipated for fiscal 2024 when implementing the 2023 Policy:

EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
BASE SALARY	**Annual Salaries (not audited)** Annual salary levels as at December 1, 2023 were: • Mr. Weinstein — $1,250,000 • Mr. Arison — $1,000,000, however, effective April 1, 2020, at Mr. Arison's request, to preserve cash, the Compensation Committees authorized the suspension of his salary which remains effective through fiscal 2024. Mr. Weinstein's salary was increased to $1,250,000 in August 2022 upon assuming the role of President, Chief Executive Officer ("CEO") and Chief Climate Officer. No further change in salary was made for fiscal 2023. At Mr. Arison's request, to preserve cash, the Compensation Committees authorized the continued suspension of Mr. Arison's salary for fiscal 2023. The Compensation Committees undertook a review of CEO and other Named Executive Officers' pay as part of a broader review of our pay philosophy for executives and employees generally. After a review of the Peer Group and CEO compensation survey data, 2023 CEO total target pay was found to be 32% below market median. For 2024, our pay philosophy remains focused on pay for performance, but aims to set target compensation at a more competitive level and closer to the median CEO compensation levels. The Compensation Committees also approved a new peer group for use in evaluating 2024 compensation as described in more detail in the "Changes to Peer Group for Assessing Fiscal 2024 Compensation" section of the Proxy Statement. U.S. employees of Carnival Corporation that are considered Highly Compensated Employees (the "HCEs") under the U.S. Internal Revenue Code, including Mr. Weinstein, participate in the Carnival Corporation Fun Ship Non-Qualified Savings Plan (the "Plan"), a non-tax qualified plan through which formulaic profit-sharing cash payments are made based on years of service. The profit-sharing payments are more fully described in the "Nonqualified Deferred Compensation in Fiscal 2023" section of the Proxy Statement. The Compensation Committees approved termination of the Plan effective January 1, 2024 and are redistributing the profit share value into the HCEs' base salary and bonus target. For Mr. Weinstein, the portion of the increase in base salary attributable to market adjustment is $37,500 and the portion attributable to profit share redistribution is $112,500. Following the application of these two adjustments, Mr. Weinstein's 2024 base salary will be $1,400.000. When combined with the changes to annual bonus target and annual long-term incentives described below, Mr. Weinstein's annual target compensation is 3% below market median (based on our review of the Peer Group and CEO compensation survey data). Details of the companies considered as comparators for the market competitive reviews described above are set out in the "Process for Making Compensation Determinations" section in Part I.

Compensation Element	Actions Taken
ANNUAL BONUS	**Fiscal 2023 Annual Bonus (audited)** The annual bonus program is referred to as the Management Incentive Plan, or MIP. The quantitative performance measures for Mr. Weinstein's annual bonus in respect of fiscal 2023 included adjusted Operating Income and environmental, safety, security and sustainability results. Additional details regarding the performance measures and targets for Mr. Weinstein's annual bonus are included in the "Annual Bonuses" section in Part I under "2023 MIP Performance Metrics and Targets" and "2023 MIP Annual Cash Bonus Performance Results." Mr. Arison does not participate in our performance-based annual bonus program. Annual bonus for Executive Directors who served in fiscal 2023 were as follows: • Mr. Weinstein 4,650,000 • Mr. Arison Nil **Fiscal 2024 Annual Bonus—Performance measures and targets (not audited)** We will continue using a quantitative performance-based incentive program in 2024, with pre-defined metrics and goal levels consistent with the process set out in the "Annual Bonuses" section in Part I. For fiscal 2024, the quantitative performance measures are expected to be adjusted Operating Income and environmental, safety, security, and sustainability results. The specific performance targets for fiscal 2024 will be disclosed at the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2024, as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. For fiscal 2024, Mr. Weinstein's target bonus will be increased from $2,500,000 to $2,800,000 applying both adjustments described above under "Base Salary" reflecting the termination of the profit-sharing payments and the Plan (with the maximum possible bonus being 200% of this level). The portion of the increase in the target bonus attributable to market adjustment is $75,000 and the portion attributable to profit share redistribution is $225,000. When combined with the changes to base salary described above and annual long-term incentives described below, Mr. Weinstein's annual target compensation is 3% below market median (based on our review of the Peer Group and CEO compensation survey data). Mr. Arison does not participate in our performance-based annual bonus program. As reported in the "Annual Bonuses" section in Part I, the annual bonus program includes clawback features that will require participants to reimburse us for all or a portion of payments received under the program in the case of a participant's wrongdoing that results in a material restatement of our financial statements.

Compensation Element	Actions Taken
LONG-TERM INCENTIVE COMPENSATION	**Long-Term Incentive Compensation in Fiscal 2023 (audited)** Descriptions of the share grants made to Mr. Weinstein during fiscal 2023 and their vesting conditions are set out in the "Disclosure and the Timing of Long-Term Incentive and Equity-Based Compensation" section in Part I. No long-term incentive compensation was made to Mr. Arison in fiscal 2023.
	Long-Term Incentive Compensation in Fiscal 2024 (not audited) The long-term incentive compensation for fiscal 2024 for Mr. Weinstein will include a performance-based restricted stock unit ("PBS") grant with a target value of $6.3 million and a time-based restricted stock unit ("TBS") grant with a value of $2.7 million after application of an increase related to market pay review. These values also reflect a larger portion of total target compensation being allocated to equity incentives as compared to fiscal 2023 total target compensation. Termination of the Plan as described in "Base Salary" above does not apply to long-term incentive compensation. The monetary amount referred to for the PBS grant are subject to quantitative performance conditions that will be applied to the target number of PBS at the end of the three-year performance period. The performance measures for the PBS grant may include financial or other performance measures. The specific performance targets will be disclosed after the end of the performance period in the Carnival plc Directors' Remuneration Report for fiscal 2026 as the Boards of Directors consider them strategic and commercially sensitive to disclose at this time. The monetary amount referred to for the TBS has three-year annual pro-rata vesting and is subject to continued employment. As explained in the "Equity-Based Compensation" section in Part I, grants are calculated by reference to the value of shares to facilitate external comparisons and also comparison to other forms of compensation. No long-term incentive compensation will be made to Mr. Arison in fiscal 2024.
BENEFITS	**Benefits in Fiscal 2023 (audited)** The detailed benefits provided to Mr. Arison are described in the footnotes to the "Single Figure Table" below. The detail of benefits provided to Mr. Weinstein is set out in the "All Other Compensation" table in the "Executive Compensation" section of the Proxy Statement.
	Benefits in Fiscal 2024 (not audited) Benefits provided to Mr. Arison and Mr. Weinstein in fiscal 2024 are expected to be similar to those provided in fiscal 2023, except that values previously provided under the Plan will be allocated to Base Salary and target Bonus as described above. No further benefits will be provided under the Plan, except for the final payment related to fiscal 2023 that is to be made in early 2024.
PENSIONS	**Pensions in Fiscal 2023 (audited)** Details of the pension plan that Mr. Arison participated in in fiscal 2023 are set out in "Total Pension Entitlements" section. Mr. Arison does not have any accrued benefits under his pension plan as of November 30, 2023. Mr. Weinstein does not have any pension entitlements other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.
	Pensions in Fiscal 2024 (not audited) No material changes to the arrangements are anticipated for 2024.

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Executive Directors is set out in the "Stock Ownership Policy" section in Part I. New Executive Directors are expected to be in compliance with the stock ownership policy within five years of the date of becoming an executive officer. Messrs. Arison and Weinstein were in compliance with the stock ownership policy as of November 30, 2023. Mr. Weinstein is in compliance by virtue of being in the initial five-year period.

NON-EXECUTIVE DIRECTORS

Compensation Element	Actions Taken
FEES	**Fees in Fiscal 2023 (not audited)** As described in last year's Carnival plc Directors' Remuneration Report, during fiscal 2023, Non-Executive Directors received a $110,000 annual retainer. For fiscal 2023, the Senior Independent Director received an additional retainer of $25,000 per annum. In addition, Non-Executive Directors received an additional $30,000 compensation for serving as Chair of a Board Committee.
	Restricted Share Grants in Fiscal 2023 (audited) Each Non-Executive Director elected or re-elected in April 2023 received share grants worth approximately $175,000 on April 21, 2023. Each of these grants was based on the closing price of a share on that date of $9.38. The restricted shares vest on April 21, 2026 and are not forfeited if a Director ceases to be a Director after having served as a Director for at least one year.
	Fees in Fiscal 2024 (not audited) The Compensation Committees undertook a review of Non-Executive Director pay during fiscal 2023. The last changes to Non-Executive Director fees were made in fiscal year 2018. Following the review, the Compensation Committees recommended certain appropriate changes to more closely align with competitive market data and trends. In October 2023, the Boards of Directors approved the following Non-Executive Director pay structure April 2024, with the non-Executive Directors abstaining from the decision:

Director Pay Element	2023 – 24 ($)	Effective April 2024 ($)
Annual Cash Retainer	110,000	110,000
Committees Member Retainer	0	10,000
Committees Chair Retainer	30,000	30,000
Presiding Director & Senior Independent Director Retainer	25,000	50,000
Annual Equity Retainer	175,000	195,000

Compensation Policy	Actions Taken
STOCK OWNERSHIP POLICY	**Stock Ownership Policy (audited)** A description of the stock ownership policy applicable to Non-Executive Directors is set out in Section 2.11 Directors' Shareholding and Share Interests below. New Non-Executive Directors must achieve this requirement no later than five years from the date of their initial election to the Boards of Directors by the shareholders. Each of the Non-Executive Directors serving in fiscal 2023 is in compliance with this Board-mandated requirement. having met the required ownership target, except Ms. Mathew who is in compliance by virtue of being in the initial five-year period.

2.2 SERVICE CONTRACTS (NOT AUDITED)

Because Directors do not have formal agreements, it is not feasible to include a table with the unexpired terms.

Non-Executive Directors are appointed under terms set out in a letter of appointment. They do not have service contracts and their appointments can be terminated (by the Boards of Directors) without any compensation on termination. However, they may retain their share grants (if they have already served for at least one year) and may receive a departing gift of up to $25,000 in value.

2.3 COMPENSATION COMMITTEES (NOT AUDITED)

The membership of the Compensation Committees during the year consisted of four members who are deemed independent by the Boards of Directors:

- Randy Weisenburger (Chair);
- Jason Cahilly;
- Helen Deeble; and
- Laura Weil.

The members of the Compensation Committees are appointed by the Boards of Directors based on the recommendations of the Nominating & Governance Committees. Further details regarding the Compensation Committees (including the number of meetings of the Compensation Committees held in fiscal 2023 and the attendance of the members at such meetings) can be found in the Carnival plc Corporate Governance Report attached as Annex C to the Proxy Statement.

Details of the Compensation Committees' process for making compensation determinations, including the advice provided by internal colleagues and external advisors are set out in the "Process for Making Compensation Determinations" section in Part I. As stated in Part I, Frederic W. Cook & Co., Inc. (together with its UK affiliated firm, FIT Remuneration Consultants LLP, which is a member of the Remuneration Consultants Group, the UK professional body, and complies with its code of conduct) were appointed by the Compensation Committees as their external advisors. The advisors were appointed following a tender process and are subject to an ongoing periodic review by the Compensation Committees of their independence and quality. They provide no other services to Carnival Corporation & plc and, accordingly, are considered independent by the Compensation Committees and to provide objective advice.

Frederic W. Cook & Co., Inc. and FIT Remuneration Consultants LLP have each provided their written consent to the form and content of their references in the Carnival plc Directors' Remuneration Report and the Proxy Statement.

Fees paid to the Compensation Committees' external advisors in fiscal 2023 were $280,703 to Frederic W. Cook & Co., Inc. and $15,798 to FIT Remuneration Consultants LLP, such fees being charged as an annual retainer for specified services and an hourly rate for any additional requested services and advice provided.

2.4 SHAREHOLDER VOTING ON REMUNERATION MATTERS (NOT AUDITED)

The Annual Meetings of Shareholders of Carnival Corporation and Carnival plc were held on April 21, 2023. The results of the shareholder vote on remuneration matters were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	**Number of Votes**	**%**	**Number of Votes**	**%**	**Number of Votes**	**Number of Votes**
To hold a (non-binding) advisory vote to approve the fiscal 2022 compensation of the Named Executive Officers of Carnival Corporation & plc	444,957,517	85.6	74,964,294	14.4	18,916,245	235,161,369
To hold a (non-binding) advisory vote to approve the Directors’ Remuneration Report (other than the part containing the Carnival plc Directors’ Remuneration Policy set out in Section B of Part ll of the Carnival plc Directors’ Remuneration Report) (as set out in the annual report for the year ended November 30, 2022)	452,690,134	84.4	83,431,480	15.6	2,716,442	235,161,369

The last shareholder vote on the Carnival plc Directors’ Remuneration Policy was held during the April 21, 2023 Annual Meetings of Shareholders of Carnival Corporation and Carnival plc, and the results of that vote were as follows:

	FOR		AGAINST		ABSTAIN	BROKER NON-VOTES
Proposal	**Number of Votes**	**%**	**Number of Votes**	**%**	**Number of Votes**	**Number of Votes**
To approve the Carnival plc Directors’ Remuneration Policy set out in Section B of Part II of the Directors’ Remuneration Report as set out in the annual report for the year ended November 30, 2022	510,280,823	98.2	9,221,491	1.8	19,335,742	235,161,369

Carnival Corporation & plc has a long-standing shareholder outreach program and routinely interacts with shareholders on a number of matters, including executive compensation. The Compensation Committees consider all constructive feedback received about executive compensation.

As described in our 2023 Proxy Statement, our fiscal 2022 engagement efforts placed emphasis on gathering feedback on our compensation program following a challenging “say-on-pay” and the Directors’ Remuneration Report vote at our 2022 Annual Meetings of Shareholders; this feedback, along with feedback gathered leading up to our 2022 Annual Meetings, contributed to the Compensation Committees’ decision to implement both programmatic changes and disclosure enhancements for 2022 and 2023. At our 2023 Annual Meeting, we saw meaningful improvement in shareholder support for our “say-on-pay” and Remuneration Report proposals, with 85.6% and 84.4% of the votes cast in favor, respectively.

During fiscal 2023, we have continued to engage with shareholders to seek feedback on our compensation program, and to incorporate that feedback in our compensation discussions. The feedback we received throughout fiscal 2023 indicated that shareholders were pleased with the 2023 program structure as described in our 2023 Proxy Statement. As such, the Compensation Committees maintained the quantitative and performance-based structure of our executive compensation program for fiscal 2023, as previously disclosed.

The Compensation Committees have and will continue to consider results from the annual shareholder advisory votes, including the next vote in April 2024, as well as other shareholder input, when evaluating executive compensation programs and policies.

2.5 PERFORMANCE GRAPH AND TABLE (NOT AUDITED)

The graphs below show a comparison to the S&P 500 index of which Carnival Corporation is a constituent (as a broad index) for a period from December 1, 2013 to November 30, 2023 and have been calculated on a U.S. dollar basis.


Comparison of 10 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2023
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Carnival Corporation
S&P 500 Index


Comparison of 10 Year Cumulative Total Return
Assumes Initial Investment of $100
November 2023
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Carnival plc
S&P 500 Index

The following table sets out, for our CEO, the total remuneration as seen in the Single Figure Table, the bonus paid as a percentage of the maximum opportunity and the number of shares that have vested against the maximum number of shares that could have been received over a 10-year period.

Year	Name	Single Figure of Total Remuneration ($000)	Annual Bonus as a % of Maximum	PBS Vesting as a % of Maximum	SEA Vesting as a % of Maximum
2023	Mr. Weinstein	10,309	93	N/A[(1)]	N/A
2022	Mr. Weinstein[(2)(3)]	1,899	55	38 / 90[(4)]	0
2022	Mr. Donald[(2)]	5,842	55	38 / 90[(4)]	0
2021	Mr. Donald	15,266	100	8	0
2020	Mr. Donald	4,587	0	16	0
2019	Mr. Donald	8,713	38	56	0
2018	Mr. Donald	12,704	78	72	N/A
2017	Mr. Donald	11,711	73	81	N/A
2016	Mr. Donald	32,132	76	94	N/A
2015	Mr. Donald	10,621	87	80	N/A
2014	Mr. Donald	7,241	74	N/A	N/A

(1) No PBS performance period ended in fiscal 2023. The next PBS grant performance period, for the grant made in April 2023, will end November 30, 2025.

(2) The fiscal 2022 figures have been prorated for each individual to reflect the period in office as a CEO.

(3) The single figure has been updated to reflect the actual share price on the vesting date of the 2019 PBS grant.

(4) Reflects PBS percentages for 2022 consisting of the annual 2020 PBS vesting at 76.11% out of a possible 200% (or 38% as a percentage of maximum) and the 2020 sustainability PBS vesting at 135.56% out of a possible 150% (or 90% as a percentage of maximum), respectively. The 2020 sustainability PBS grants were made to Mr. Weinstein and Mr. Donald in 2020 and the program ended following the end of the performance period in 2022.

2.6 PERCENTAGE CHANGE IN PAY OF EACH DIRECTOR—FISCAL 2020 TO FISCAL 2023 (NOT AUDITED)

The prescribed pay elements are salaries, retainers, taxable benefits and annual bonus outcomes. Information in respect of global employees of Carnival plc is used for the purposes of this comparison, as required by the LMCG Regulations. The percentages have been calculated using a full-time equivalent weighted-average number of global employees of Carnival plc. The disclosure will build up over time to cover a rolling five-year period.

	Year-on-year percentage change in pay of each Director compared to employee average											
	2023			2022			2021			2020		
Name	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)	Salary/ Retainer (%)	Benefits (%)	Bonus (%)
Micky Arison	0	13.8	N/A	0	(22.3)	N/A	(100)	28.7	N/A	(69.1)	(7.8)	N/A
Sir Jonathon Band	0	0	N/A	0	0	N/A	59.1	0	N/A	(37.1)	(100.0)	N/A
Jason Glen Cahilly	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Helen Deeble	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Jeffrey J. Gearhart	20.9	0	N/A	0	0	N/A	168.3	0	N/A	N/A	N/A	N/A
Richard J. Glasier[(1)]	(55.0)	0	N/A	0	0	N/A	59,1	0	N/A	(37.1)	(100.0)	N/A
Katie Lahey	0	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	(100.0)	N/A
Sara Mathew[(2)]	2042.2	0	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Sir John Parker[(1)]	(50.0)	0	N/A	0	0	N/A	59.4	0	N/A	(37.1)	(100.0)	N/A
Stuart Subotnick	0	0	N/A	0	0	N/A	59.1	0	N/A	(33.8)	(100.0)	N/A
Laura Weil	20.9	0	N/A	0	0	N/A	59.4	0	N/A	(37.3)	0	N/A
Josh Weinstein[(3)]	200.0	1600.1	405.9	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Randy Weisenburger	(11.3)	0	N/A	0	0	N/A	59.8	0	N/A	(29.5)	0	N/A
Employee Average	0.02	(25.1)	(16.1)	4.9	28.1	(53.1)	10.6	13.0	232.9	(2.0)	54.3	(11.1)

(1) Messrs. Glasier and Parker retired from the Boards of Directors in April 2023.

(2) Ms. Mathew was appointed to the Boards of Directors effective November 14, 2022.

(3) Mr. Weinstein was appointed to the Boards of Directors effective August 1, 2022. Year-on-year change figures were calculated using the pro-rated pay for the time he was CEO in fiscal 2022 and full year pay for fiscal 2023.

2.7 UK CEO PAY RATIO (NOT AUDITED)

In line with UK reporting requirements to which Carnival plc became subject in fiscal 2020, set out below are ratios which compare the total remuneration of the person(s) who served as our CEO(s), as included in Section 2.9 Single Figure Table, to the remuneration of the 25th, 50th and 75th percentile of UK employees of Carnival plc and its subsidiaries. The disclosure will build up over time to cover a rolling 10-year period.

		PAY RATIO		
Year	Method	25th Percentile	50th Percentile (median)	75th Percentile
Fiscal 2023	Option A	960:1	607:1	301:1
Fiscal 2022	Option A	753:1	440:1	202:1
Fiscal 2021	Option A	2,083:1	1,359:1	424:1
Fiscal 2020	Option A	184:1	106:1	58:1

The pay ratios have been calculated using Option A as we consider this the most straight-forward approach from the options available in the LMCG Regulations and is consistent with the information and methodology used in determining the U.S. CEO Pay Ratio disclosed in the Proxy Statement. Option A requires the calculation and ranking, from lowest to highest, of the pay and benefits of UK employees for the relevant fiscal year, to identify those at the 25th, 50th and 75th percentiles. The total CEO pay for fiscal 2023 is $10,308,606.

The base salary and total remuneration received during the fiscal 2023 year by the indicative employees as of September 30, 2023 on a full-time equivalent basis used in the above analysis are set out below:

	25th Percentile ($)	50th Percentile (median) ($)	75th Percentile ($)
Base Salary	10,742	16,972	33,256
Total Remuneration	10,742	16,972	33,256

The figures above include gratuities directly billed to our guests, if applicable, but excludes any cash gratuities that may be paid directly to an employee by guests. It also excludes room and meals, transportation to and from the ship, and medical care, which are provided to our crew members without charge.

Factors influencing this year's result include the hire of shore and fleet employees, and the 2023 pay outcome for the CEO.

The UK CEO Pay Ratio is likely to vary, potentially significantly, over time since it will be driven largely by variable pay outcomes for our CEO and changes in our employee population over time. As a result, and depending on our performance and employee population, the UK CEO Pay Ratio could increase or decrease significantly in future fiscal years. For the reasons described above, the median ratio may not be representative of our pay and progression policies.

2.8 RELATIVE IMPORTANCE OF SPEND ON PAY (NOT AUDITED)


Relative importance of spend on pay
2022
2023
$'millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
% change: 0%
$0
$0
% change: 16.4%
$2,679
$3,118
Profit distributed by way of dividend and share buybacks(1)
Overall expenditure on pay(2)

(1) No profits were distributed by way of dividend or by way of share buyback during fiscal 2023 and fiscal 2022. The Stock Swap Program is not treated as constituting a share buyback for the purposes of this graph.

(2) Overall expenditure on pay has been calculated on a broadly consistent approach to the standard UK approach to calculating this amount and includes all global staff using normal accounting conventions for benefits and includes expected value assumptions in respect of share grants and so is not consistent with methodologies used elsewhere in this Part II.

2.9 SINGLE FIGURE TABLE (AUDITED)

EXECUTIVE DIRECTORS

The compensation of the Executive Directors of Carnival Corporation and Carnival plc for fiscal 2023 and 2022 is as follows:

		Executive Director			
		Josh Weinstein[1]		Micky Arison	
$000		**2023**	**2022**	**2023**	**2022**
Salary		1,250	417	0[2]	0
Benefits[3]		437	26	107	94
Pension[4]		11	3	0	0
Total – Fixed		1,698	446	107	94
Annual Bonus[5]		4,650	919	—	—
Equity Grants	Multi-Year Incentives (performance-based)[6]	0	405[7]	—	—
	Other Equity Grants[8] (time-based)	3,961	0	—	—
Total – Variable		8,611	1,324	0	0
Total		10,309	1,770	107	94

(1) Mr. Weinstein became an Executive Director on August 1, 2022. Values for 2022 reflect prorated compensation for the period from August 1, 2022 through November 30, 2022, except for equity grants that are included at full estimated value.

(2) Effective April 1, 2020, at Mr. Arison's request to preserve cash, Carnival Corporation suspended his salary. The suspension remained in effect through November 30, 2023.

(3) Details of the matters for Mr. Weinstein provided within "Benefits" are disclosed in (and taken from) the "All Other Compensation" table in the "Compensation Tables" section of the Proxy Statement (other than employer contributions to Mr. Weinstein under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan which are included in "Pension"). Benefits provided to Mr. Weinstein include ($000): compensation in lieu of Savings Plan profit-sharing contributions ($329), private medical health insurance costs ($71), automobile lease or allowance ($24), and the following other benefits: tax planning and return preparation fees ($8) accidental death or dismemberment and disability and life insurance premiums ($2), personal travel ($1.5), spousal meals ($0.05) and gross ups for taxes on certain benefits ($0.6). Benefits provided to Mr. Arison include ($000): private medical health insurance costs ($41), driver and security ($29), automobile lease or allowance ($19), automobile repair and expenses ($12) and the following other benefits: accidental death or dismemberment and disability and life insurance premiums ($2) and payments to cover premiums on certain benefits and associated tax gross up ($4). Consistent with past practice, benefits reflect the position under U.S. rules as no UK tax is payable.

(4) Represents employer contributions under the Carnival Corporation Fun Ship Savings Plan, a 401(k) plan.

(5) Details of the performance measures and targets applicable to the annual bonus for fiscal 2023 are set out in "Implementation of Approved Policy" section above and in the "Annual Bonuses" section in Part I of the Carnival plc Directors' Remuneration Report. No element of the annual bonus is subject to deferral.

(6) No multi-year incentive programs concluded in fiscal 2023.

(7) The 2022 amount includes $25,969 and $378,962 the estimated values of the 2020 Annual PBS and 2020 Special PBS grants for which the performance period ended on November 30, 2022, including estimated additional shares to be provided to the 2020 PBS grant to take into account any dividends paid during the period. These grants were made to Mr. Weinstein prior to his promotion to the CEO role and vested in February 2023. The estimated annual and special PBS values were calculated using the $8.99 average share price (rounded to the nearest cent) over the last three months of the fiscal year. There was no share price appreciation with respect to either PBS grant. Please refer to "Disclosure of Prior Years' Grant Results" in Part I for details of the performance conditions met and the number of shares vesting. The estimated value of dividend equivalents to be delivered in additional shares at vesting is $1,369.

(8) The 2023 amount includes the value of 2022 Management Incentive Plan-tied restricted stock unit ("MTE") and 2022 PBS grants made in February 2023, and 2023 TBS grants all of which are subject to time vesting and continued employment. The MTE and PBS incentives were subject to pre-grant performance conditions tied to the MIP applicable to target values set in 2022. At the end of fiscal 2022 the final MIP result of 110% was applied to the target values to determine the MTE and PBS grant recommendation value for grants to be submitted for approval by the Compensation Committees in fiscal 2023. The Compensation Committees approved the MTE and PBS grants in February 2023 using the share price at the date of grant.

Although 2022 MTE grants are described as relating to performance in fiscal 2022, they are recognized in the single total figure in the year of grant, fiscal 2023, there being no certainty of receipt until a determination was made by the Compensation Committees in February 2023. The one-year 2022 PBS grant was structured to operate identically to the 2022 MTE and is reported in the single figure table for fiscal 2023 on the same basis.

NON-EXECUTIVE DIRECTORS

Compensation of our Non-Executive Directors is set by the Boards, upon recommendation of the Compensation Committees following the Compensation Committees' annual review of Director compensation. No non-Executive Director is involved in approving their own compensation.

The compensation of the Non-Executive Directors of Carnival Corporation and Carnival plc for fiscal 2023 is as follows. The format is different from the preceding table for Executive Directors as certain aspects (such as bonus and pension) do not apply to Non-Executive Directors.

	Fees		Restricted Stock[1]		Total	
	2023	2022	2023	2022	2023	2022
Non-Executive Director			**$(000)**			
Sir Jonathon Band	140	140	175	175	315	315
Jason Glen Cahilly	110	110	175	175	285	285
Helen Deeble	110	110	175	175	285	285
Jeffrey J. Gearhart	133	110	175	175	307	285
Richard J. Glasier[2]	63	140	0	175	63	315
Katie Lahey	110	110	175	175	285	285
Sara Mathew	110	5	175	76	285	81
Sir John Parker[2]	55	110	0	175	55	285
Stuart Subotnick	140	140	175	175	315	315
Laura Weil	133	110	175	175	307	285
Randy Weisenburger	173	195	175	175	347	370

(1) Restricted stock grants are structured as restricted stock (with dividends paid as they arise) at the election of the Director. The reported figures are the value of the grants made during the year using April 21, 2023 closing price of Carnival Corporation shares.

(2) Messrs. Glasier and Parker retired from the Boards in April 2023.

The Non-Executive Directors did not receive any benefits in fiscal 2023 and 2022, other than Mr. Cahilly and Ms. Lahey who received a benefit in 2023 representing payment of expenses associated with spousal or partner travel ($105 each) and Mr. Glasier and Sir John Parker who received retirement gifts ($257 each). The aggregate emoluments (being salary, bonuses, fees and benefits, and excluding long-term incentives and pensions) of all Directors during fiscal 2023 were approximately $7.7 million.

2.10 SCHEME INTERESTS MADE TO DIRECTORS IN FISCAL 2023 (AUDITED)

The LMCG Regulations require disclosure of grants made in the year plus a table of aggregate outstanding grants, separately detailing grants that vest in the year. The latter information is included in Section 2.11 Directors' Shareholding and Share Interests below.

Director	Grant Date	Plan[(1)]	Number of Shares	Face Value[(2)] ($)	Threshold Vesting Level[(3)] (%)	Vesting Level at Maximum Performance[(3)] (%)	Anticipated Vesting Date
Micky Arison	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Josh Weinstein	2/21/2023	MTE	112,194	1,248,719	N/A	100	2/15/2024 – 2025
	2/21/2023	PBS	108,904	1,212,102	N/A	100	2/15/2024 – 2025
	4/21/2023	TBS[(4)]	159,914	1,499,993	N/A	100	2/15/2024 – 2026
	4/21/2023	PBS[(4)(5)]	373,134	3,499,997	50	200	2/15/2026
Sir Jonathon Band	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Jason Glen Cahilly	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Helen Deeble	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Jeffrey J. Gearhart	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Katie Lahey	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Sara Mathew	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Stuart Subotnick	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Laura Weil	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026
Randy Weisenburger	4/21/2023	Restricted Stock	18,656	174,993	N/A	100	4/21/2026

(1) The terms of MTE, PBS and TBS incentive programs to Mr. Weinstein and the terms of restricted stock grants to Non-Executive Directors and the basis on which these grants are made are summarized in the table above are described in the "Non-Executive Director Compensation" and "Compensation Tables" sections of the Proxy Statement. Although subject to a future vesting date, a Non-Executive Director restricted stock grant becomes non-forfeitable one year after their first election to the Boards.

(2) Face values for all grants are calculated using the closing share prices at the relevant grant dates, being $11.13 at February 21, 2023, $9.38 at April 21, 2023 for Mr. Weinstein and $9.38 at April 21, 2023 for all other Non-Executive Directors.

(3) The restricted stock grants to Non-Executive Directors do not include performance conditions.

(4) A decision to shift our annual equity grant cycle from February to April was taken in early 2023. As a transition step, vesting dates for the April 2023 PBS and TBS grants were set for February. Annual grants for 2024 will have vesting dates in April of the associated vesting years.

(5) The face value of this grant reflects the target value. The performance period is fiscal 2023 to 2025. If the performance conditions are fully met, vesting may be at up to 200% of the percentage indicated of the target number of shares where indicated.

2.11 DIRECTORS' SHAREHOLDING AND SHARE INTERESTS (AUDITED)

The stock ownership policies for Executive and Non-Executive Directors provide that all Executive and Non-Executive Directors are required to own shares (inclusive of unvested restricted shares, RSU and shares in a trust beneficially owned by a Director) of either Carnival Corporation common stock or Carnival plc ordinary shares with a value equal to six times base salary for the CEO Executive Director and five times the cash retainer for Non-Executive Directors while they are employed or serving. All new Directors must achieve this requirement no later than five years from the date of their initial appointment or election to the Boards by the shareholders. The stock ownership policies for Executive and Non-Executive Directors provide that a Director will be deemed to be in compliance with the ownership requirements if the decline in the Carnival Corporation or Carnival plc share price results in the Director falling below the applicable ownership level, provided that they were in compliance prior to the share price movement and do not sell or transfer ownership of any such shares until after the ownership target has again been achieved, unless otherwise approved by the Boards of Directors. Each of the Directors serving in fiscal 2023 is in compliance with this Board-mandated requirement. having met the required ownership target, except Ms. Mathew who is in compliance by virtue of being in the initial five-year period.

The following table shows the total outstanding shares as at November 30, 2023 under any incentive plans, as well as shares that vested during fiscal 2023:

	Shares (including Restricted Shares and RSUs)		
Director	Grants Without Performance Conditions That Have Not Vested[(1)]	Grants With Performance Conditions That Have Not Vested	Number of Shares Acquired on Vesting
EXECUTIVE DIRECTOR			
Micky Arison	—	—	—
Josh Weinstein	400,489	873,134	64,517
NON-EXECUTIVE DIRECTOR			
Sir Jonathon Band	35,001	N/A	14,090
Jason Glen Cahilly	35,001	N/A	14,090
Helen Deeble	35,001	N/A	14,090
Jeffrey J. Gearhart	35,001	N/A	12,763
Richard Glasier	16,345	N/A	14,090
Katie Lahey	35,001	N/A	14,090
Sara Mathew	25,802	N/A	—
Sir John Parker	16,345	N/A	14,090
Stuart Subotnick	35,001	N/A	14,090
Laura Weil	35,001	N/A	14,090
Randy Weisenburger	35,001	N/A	14,090

(1) Restricted shares granted to the Non-Executive Directors are subject to service conditions prior to the anniversary of their first election to the Boards and are forfeitable until that time.

All Directors receive Carnival Corporation common stock, which are denominated in U.S. dollars.

Details of the Directors' interests and their connected persons are as follows*:

	Carnival plc		Carnival Corporation	
Director	**November 30, 2022**	**November 30, 2023**	**November 30, 2022****	**November 30, 2023****
Micky Arison	—	—	121,136,034	121,136,034(1)
Sir Jonathon Band	—	—	52,492	71,148
Jason Glen Cahilly	—	—	38,591	57,247
Helen Deeble	—	—	41,300	59,956
Jeffrey J. Gearhart	—	—	30,854	49,510
Katie Lahey	—	—	35,842	54,498
Sara Mathew	—	—	7,146	25,802
Stuart Subotnick	—	—	83,411	102,067
Laura Weil	—	—	82,608	101,263
Josh Weinstein	—	—	4,955	44,083(3)
Randy Weisenburger(2)	—	—	870,950	1,339,606

* For consistency with the "Share Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement, the above table includes restricted stock (but not RSUs) held. For RSUs held by Josh Weinstein, the only Director who holds RSUs, see the first and second columns in the prior table.

** As part of the establishment of the DLC arrangement, Carnival plc issued a special voting share to Carnival Corporation, which transferred such share to the trustee of the P&O Princess Special Voting Trust (the "Trust"), a trust established under the laws of the Cayman Islands. Shares of beneficial interest in the Trust were transferred to Carnival Corporation. The trust shares represent a beneficial interest in the Carnival plc special voting share. Immediately following the transfer, Carnival Corporation distributed such trust shares by way of a dividend to holders of shares of common stock of Carnival Corporation. Under a pairing agreement, the trust shares are paired with, and evidenced by, certificates representing shares of Carnival Corporation common stock on a one-for-one basis. In addition, under the pairing agreement, when a share of Carnival Corporation common stock is issued to a person after the implementation of the DLC arrangement, a paired trust share will be issued at the same time to such person. Each share of Carnival Corporation common stock and the paired trust share may not be transferred separately. Each share of Carnival Corporation common stock and the paired plc special voting share are listed and trade together on the New York Stock Exchange under the ticker symbol "CCL." Accordingly, each holder of Carnival Corporation common stock is also deemed to be the beneficial owner of an equivalent number of trust shares.

(1) Includes (i) 1,329,289 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 1, (ii) 1,473,206 shares of common stock held by the Nickel KA 2022 Annuity Trust No. 2, (iii) 448,659 shares of common stock held by the Nickel KA 2023 Annuity Trust No. 1, (iv) 80,736,445 shares of common stock held by MA 1994 B Shares, L.P., (iv) 35,465,423 shares of common stock held by the Artsfare 2023-05 Trust No. 2 by virtue of the authority granted to Mr. Arison under the last will of Ted Arison, (v) 841,506 shares of common stock held by the NA 2017-08 Trust and (vi) 841,506 shares held by the KA 2017-08 Trust.

(2) Includes 961,238 shares held by Mile 26 Capital LLC.

(3) Holdings are net of shares sold or withheld to cover tax.

There were no changes in the above share interests between December 1, 2023 and January 11, 2024, the latest practicable date.

2.12 TOTAL PENSION ENTITLEMENTS (AUDITED)

Mr. Arison continues to be eligible for a benefit under the Carnival Corporation Nonqualified Retirement Plan for Highly Compensated Employees (the "Retirement Plan"). Mr. Arison's benefits under the Retirement Plan were calculated based on age, length of service with Carnival Corporation and the average of his five highest consecutive years of compensation out of the last 10 years of service. The benefit formula provides an annual benefit accrual equal to 1% of his earnings for the year up to "covered compensation" plus 1.6% of earnings for the year in excess of covered compensation then multiplied by his years of service up to a maximum of 30 years of credited service. The elements of compensation to determine his benefits were his base salary and annual bonus up to the U.S. statutory limitations under Section 401(a)(17) of the U.S. Internal Revenue Code. Mr. Arison's accrued benefit was fully paid out in March 2020. It is not expected that Mr. Arison will accrue any additional benefits under the Retirement Plan under the terms of the program. Mr. Weinstein is not eligible to participate in the Retirement Plan.

Details of the retirement benefits of current Executive Directors arising from their participation in defined benefit pension arrangements are as follows:

Executive Director	Accrued Benefit[1] at Nov. 30, 2023 ($000)	Increase in Accrued Benefits including Inflation ($000)	Value of Increase in Accrued Benefits Net of Inflation and Directors' Contributions ($000)
Micky Arison	0	0	0
Josh Weinstein	—	—	—

(1) The accrued benefit is that pension which would be paid annually on retirement at the normal retirement age of 65 under the Retirement Plan based on service to November 30, 2023. Current Directors are not entitled to any early retirement benefits.

2.13 PAYMENTS FOR LOSS OF OFFICE (AUDITED)

No payments for loss of office (as that term is defined in the LMCG Regulations) were made during the year.

2.14 PAYMENTS TO PAST DIRECTORS (AUDITED)

Upon completion of the DLC transaction, Lord Sterling was appointed as Life President of P&O Cruises and Special Adviser to Micky Arison, Chair of Carnival Corporation & plc. As Special Adviser, Lord Sterling is entitled to receive fees for his services at the rate of £25,000 per year payable in quarterly installments in arrears.

2.15 PROVISION 40 DISCLOSURES

The Compensation Committees believe that Executive Director remuneration policy and practices address all of the factors listed in Provision 40 of the UK Corporate Governance Code, as outlined below:

Clarity	Our compensation structure for Executive Directors is clearly and transparently explained and disclosed. We provide detailed disclosures on the performance measurements and vesting schedules used in annual and long-term incentives. We also conduct shareholder outreach to ensure shareholders understand our executive compensation program.
Simplicity	Our compensation program for our Executive Directors includes elements that are disclosed and explained in detail and that links compensation for our CEO, the only Executive Director that received salary, annual incentive and long-term incentives in fiscal 2023, to our long-term success and interests of our shareholders.
Predictability	Target values, performance metric ranges and formulas for all performance-based compensation elements and payout ranges for bonuses are disclosed and explained. Use of discretion if any, is also disclosed and explained.
Proportionality	The annual and long-term incentives for our CEO in fiscal 2023 are linked to the fulfilment of quantitative performance measures and align the CEO's compensation with our long-term performance and long-term value creation for our shareholders. The Compensation Committees retain discretion to ensure that rewards under the incentives reflect performance.
Risk	Our Compensation Committees conduct an annual assessment, with support from management and the Compensation Committees' independent consultants, to ensure our executive compensation program does not encourage excessive risk taking. Our executive compensation program is based on a pay-for-performance philosophy and provides a mix of long-term and short-term cash and equity incentives that is intended to motivate management to drive performance in short and long term and align interests with our shareholders. Bonus payout is limited to 200% and performance ranges for all long-term incentives are disclosed and limited. Our policy limits the risk of unfair or excessive remuneration through the following measures: • Clearly defined limits on the maximum opportunities of incentives • Powers of discretion for our Compensation Committees to adjust formulaic outcomes of incentives to ensure payouts are aligned to performance • Malus and clawback provisions on all incentives
Alignment with Culture	Our CEO's compensation in fiscal 2023 is designed to drive behavior aligned with our culture, values and strategy, for example by tying annual and long-term incentives to achievement of health, environment, safety and security, and sustainability measures and our Culture Essentials, in addition to operating performance metrics. We also have a stock ownership policy which sets minimum shareholding requirements for our executive officers and all Directors.

On Behalf of the Boards,

RANDY WEISENBURGER
Chair of the Compensation Committees

January 26, 2024

Annex C—Carnival plc Corporate Governance Report

Carnival Corporation and Carnival plc (together referred to as "Carnival Corporation & plc") operate under a dual listed company ("DLC") arrangement with primary listings in the U.S. and the UK. Accordingly, Carnival Corporation & plc has implemented a single corporate governance framework consistent, to the extent possible, with the governance practices and requirements of both countries. Where there are customs or practices that differ between the two countries, Carnival Corporation & plc has nonetheless sought to be compliant with UK best practices whenever possible. Carnival Corporation & plc believes that their resulting corporate governance framework effectively addresses the corporate governance requirements of both the U.S. and the UK.

Corporate Governance Guidelines

Carnival Corporation & plc has adopted corporate governance guidelines (the "Guidelines") that set forth the general governance principles approved by the Boards of Directors (the "Boards"). The Guidelines are available on Carnival Corporation & plc's website and are summarized as follows:

- A majority of the members of each of the Boards must be independent in accordance with the corporate governance rules applicable to companies listed on the New York Stock Exchange and the London Stock Exchange.
- The Boards will each have at all times the following: Audit Committee, Compensation Committee, Compliance Committee, Health, Environmental, Safety & Security ("HESS") Committee and Nominating & Governance Committee (collectively, the "Committees"). All the members of our Committees will be independent Directors under the criteria applicable to companies listed on the New York Stock Exchange, the London Stock Exchange and any other applicable regulatory requirements. Each of these Committees has its own written charter, which principally sets forth the purposes, goals and responsibilities of the Committees.
- The Nominating & Governance Committees will review with the Boards, on an annual basis, the requisite skills and characteristics of new and incumbent Board members, as well as the composition of the Boards as a whole. The Nominating & Governance Committees will assess and recommend Board candidates for appointment as Directors.
- The responsibilities of the Directors are laid out in the Guidelines and cover matters such as the Directors' duties to Carnival Corporation & plc and its shareholders, attendance at meetings and the annual review of Carnival Corporation & plc's long-term strategic plans and the principal issues that Carnival Corporation & plc may face in the future.
- The Non-Executive Directors shall appoint a Senior Independent Director to preside at meetings of the Non-Executive Directors and at Board meetings in the absence of our Chair, and to serve as the principal liaison for Non-Executive Directors.
- Directors have free and full access to officers and employees of Carnival Corporation & plc, to the advice and services of our Company Secretary to the Boards and to independent professional advice at the expense of Carnival Corporation & plc.
- The Compensation Committees will recommend the form and amount of Director and senior executive compensation in accordance with the policies and principles set forth in their charter and conduct an annual review thereof. In particular, the Compensation Committees will annually review the compensation of our CEO and his performance to enable our CEO to provide strong leadership for Carnival Corporation & plc in the short and long-term.
- The Boards and the Nominating & Governance Committees are responsible for CEO and board succession planning. The Boards, in conjunction with our Chair of the Boards and our CEO, oversee succession planning with respect to executive officers and senior management.

- The Nominating & Governance Committees will maintain orientation programs for new Directors and continuing education programs for all Directors.
- The Boards will conduct an annual performance evaluation to determine whether they, their Committees and individual Directors are functioning effectively.
- The Non-Executive Directors will meet at least annually under the direction of the Senior Independent Director to conduct an appraisal of our Chair's performance.
- The Boards will determine the appointment and removal of the Company Secretary.
- All shareholders may communicate with the Boards by addressing all communications to the Company Secretary, who must forward any item requiring immediate attention to the Senior Independent Director, who must in turn notify the Boards of any matters for discussion or action as appropriate.

Carnival Corporation & plc monitors governance developments in the U.S. and the UK to support a vigorous and effective corporate governance framework.

Board Composition

Each of the Boards is currently comprised of 11 members, of which two are Executive Directors and nine are Non-Executive Directors. Other than Ms. Connors, each nominee for re-election to the Boards has served for the full year. All Directors are required to submit themselves for annual re-election. The biographical details of the members of the Boards standing for election or re-election and their qualifications to serve as Board and Committee members are contained in the Proxy Statement. For a description of our procedures for selecting and appointing nominees, please refer to "Nominations of Directors" in the Proxy Statement. All Directors elected in 2023 have been subject to a formal performance evaluation during the year, as described below.

In fiscal 2023 the Nominating & Governance Committees engaged an independent search firm, Ridgeway Partners, to identify a Board candidate with significant executive experience. Ridgeway Partners has no other connection with Carnival plc or any individual Director. Following a rigorous selection process, the Nominating & Governance Committees recommended Ms. Connors as a nominee to the Boards and the Boards nominated Ms. Connors as a candidate for election to the Boards at the 2024 Annual Meetings of Shareholders.

In compliance with the UK Corporate Governance Code and the Disclosure Guidance and Transparency Rules, our Boards have adopted the Board Diversity Policy (the "Policy") which applies to the Boards and each of their Committees. The Policy substantively provides that the backgrounds and qualifications of the Directors, considered as a group, should reflect a wide variety of attributes, characteristics and perspectives, including, but not limited to, diversity of experience, professions, skills, geographic representations, knowledge and abilities, as well as race or ethnicity, age and gender, with the aim of achieving an appropriate balance so as to allow the Boards and their Committees to fulfill their responsibilities effectively. While all appointments to the Boards and their Committees are based on merit and objective criteria, the Nominating & Governance Committees consider diversity in the Director identification and nomination process, together with experience, skills and other relevant criteria in the context of the needs of the Boards and their Committees and in accordance with applicable laws. The Nominating & Governance Committees review and assess the effectiveness of the Policy from time to time and report to the Boards, as appropriate.

As of November 30, 2023, being the last day of our fiscal year and the reference date selected by the Boards for the purposes of LR 9.8.6R(9)(a), 36% of the members of the Boards were women (being four of 11 members) and one Director was from a minority ethnic background. While the Boards appointed a female chair of the Audit Committees during fiscal 2023, we did not have at least one woman occupying a senior Board position (which we define as the Chair, CEO or Senior Independent Director) as of November 30, 2023. As a result, we met one of the three criteria set out in LR 9.8.6R(9)(a) as of November 30, 2023. However, assuming the election or re-election of all nominees to the Boards, as of the date following the 2024 Annual Meetings of Shareholders, 42% of the members of the Boards will be women (being five of 12 members) and two Directors will be from a minority ethnic background. The Boards are committed to overseeing a diverse pipeline for succession and have made strides in increasing the representation of women on the Boards. At the same time, since all appointments to the Boards and Committees are based on merit and objective criteria and in light of the limited number of senior Board positions available, the Boards cannot anticipate when the criterion set out in LR 9.8.6R(9)(a)(ii) (relating to senior Board positions held by women) may be met.

The Boards currently meet the Parker Review recommendation of having at least one Director from a minority ethnic background.

The data for purposes of this disclosure was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Board Balance and Independence

We believe it is important to have a balanced board with a majority of Directors being independent such that no individual or group dominates the Boards' decision making. The Boards believe that the balance between Non-Executive Directors and Executive Directors is appropriate.

We have a number of measures in place to assess and safeguard independence of our independent Directors. As part of the Boards' annual independence assessment, each Director as well as each new nominee, if any, is required to complete an independence questionnaire. All questionnaires are reviewed and assessed by the full Board. Following this review for fiscal 2023, the Boards determined that all of the twelve nominees for election or re-election as Non-Executive Directors are considered independent in accordance with the corporate governance rules of the New York Stock Exchange and the UK Corporate Governance Code. Sir Jonathon Band, Stuart Subotnick, Laura Weil and Randy Weisenburger have been Non-Executive Directors for more than nine years from the date of their first election to the Boards. However, notwithstanding this fact, the Boards have determined that each of those Directors is independent for the reasons set forth below.

Consistent with U.S. practice, the Boards believe that length of tenure should be only one of the factors considered with respect to the independence of Directors and, accordingly, that tenure alone should not result in the loss of independence. The Boards believe that automatic loss of independence status for Directors due to tenure would effectively operate as a term limit for independent Directors and result in the loss of the valuable contributions of Directors who have been able to develop, over time, increasing insight into Carnival Corporation & plc and its operations. The Boards prefer to rely on rigorous annual evaluations of individual Directors, as well as external evaluations by an independent third-party governance expert every three years, to review their objectivity and independence, as well as their overall effectiveness as Directors. Based on the results of the 2023 annual Board evaluation as well as the external evaluation conducted in 2022, the Boards were satisfied that all Non-Executive Directors were objective, independent and effective contributors to the Boards. All Directors are also subject to annual re-election by shareholders following individual evaluations and recommendations by the Nominating & Governance Committees. Mr. Arison has been Chair of the Board of Directors of Carnival plc since 2003 and previously served as the CEO of Carnival plc from 2003 to 2013. His unique experience and in-depth knowledge of our business, our history and the cruise industry continue to be invaluable. Mr. Arison has made and continues to make substantial contributions to our success and to demonstrate objective judgement throughout his tenure. As a result, the Boards have concluded that his continued service as our Chair is in our best interests and that of our shareholders. Mr. Arison's performance is subject to annual evaluation by the Non-Executive Directors. We also have separate CEO and Chair roles, as well as a Senior Independent Director role.

As further discussed under "Board Procedures and Responsibilities," we also require Non-Executive Directors to obtain our consent before they can serve on additional boards.

The Boards, with support from the Global Legal Services Department and Global E&C, have procedures to identify and manage any conflicts of interest that may arise in relation to any Director (including those resulting from significant shareholdings), and assess Directors' independence, including by reviewing on an annual basis questionnaires completed by Directors which are designed to identify potential conflicts of interest and also by requiring Directors to report any potential conflicts of interest.

Directors' Indemnities

Carnival Corporation has provided an indemnity for the Directors of Carnival Corporation and Carnival plc. This was in place at all times during fiscal 2023 and up to the date of the approval of the financial statements. To the extent Carnival Corporation is unable to indemnify the Directors, we also maintain Directors' and Officers' liability insurance which covers Directors for legal actions brought against them in their capacity as Directors, subject to certain limitations.

Board Procedures and Responsibilities

Meetings of the Boards are held on a regular basis to enable the Boards to properly discharge their responsibilities. During the year ended November 30, 2023, the Board of Directors of Carnival plc held a total of seven meetings. All Board meetings during the year were attended by all Directors then serving except for Sir Jonathon Band, Katie Lahey and Sara Mathew who each attended six of seven meetings due to a medical appointment, illness and another Board commitment, respectively. In addition, the Non-Executive Directors meet periodically during the year with our Chair of the Boards with no other Executive Directors present. The agenda for each Board meeting and meeting schedules are prepared by our Chair and reviewed and approved by the Senior Independent Director, to enable the flow of relevant information to the Boards. Each Board member is entitled to suggest the inclusion of items on the agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting.

Non-Executive Directors are required to allocate sufficient time to meet the expectations of their role. The consent of our Chair and Senior Independent Director must be sought before accepting additional directorships that might affect the time a Non-Executive Director of Carnival Corporation & plc is able to devote to that role. No additional directorships or significant commitments were undertaken by Non-Executive Directors during fiscal 2023.

The Boards have an overboarding policy which provides that (i) Directors may not serve on the boards of more than four public companies, inclusive of our Boards (treated as one board); (ii) Directors who are either chief executive officers or executive officers of public companies (including Carnival Corporation & plc), may not serve on the boards of more than two public companies, inclusive of our Boards (treated as one board); and (iii) the Chair of our Boards may not serve as chair of the board of any other public company. The overboarding policy is reviewed annually as part of the Boards' review of the Corporate Governance Guidelines. All Directors are compliant with the overboarding policy and all nominees for election or re-election are required to be compliant as of the 2024 Annual Meetings of Shareholders. Ms. Connors will not be in compliance with the overboarding policy as of the 2024 Annual Meetings of Shareholders, but since she will not be seeking re-election to Boston Scientific's board of directors in 2024 which will bring Ms. Connors in compliance, the Nominating & Governance Committees agreed to temporarily waive the overboarding policy with respect to Ms. Connors until Boston Scientific's 2024 annual meeting (expected in May).

All Directors are expected to act with integrity, lead by example, promote the desired culture, provide constructive challenge, strategic guidance and specialist advice and hold management accountable.

Board Structures and Delegation to Management

The basic responsibility of the Directors is to exercise their business judgment in the way they consider, in good faith, would be most likely to promote the long-term sustainable success of Carnival Corporation & plc, for the benefit of the shareholders as a whole and also contributing to the wider society. Further details of the responsibilities of the Directors are set out in the Guidelines. The Boards and their Committees have a formal schedule of matters specifically reserved to the Boards or their Committees for decision, which includes, but is not limited to, the approval of the following matters:

- quarterly, half-yearly and annual reports, notices of annual meetings and Proxy Statements;
- dividends, issuance of shares or share buybacks;
- changes to structure, size, membership and composition of the Boards and their Committees;
- significant changes to our corporate structure;
- material changes in accounting policies;
- selection, appointment or removal of auditors, auditor independence, approval of all audit and non-audit services and remuneration of auditors;
- risk management framework;
- investment policy;
- material agreements, transactions or borrowings;
- material transactions in which a Director or an executive officer, or any of their immediate family members, has a direct or indirect material interest;
- appointment and removal of executive officers and Company Secretary, executive officer compensation as well as agreements with executive officers; and
- adoption of, or any changes to, equity incentive plans as well as equity grants and other share-related benefits.

Details of the Committees of the Boards are set out in the section below.

The strategic management and direction of, and significant commercial decisions in relation to, global operations of Carnival Corporation & plc, except to the extent reserved to the full Boards under their schedule of reserved matters, is delegated by the Boards to the boards of directors of subsidiary companies within the group and to management, which in turn delegate to local management as appropriate.

Our Chair of the Boards leads the Boards and is responsible for its overall effectiveness. He promotes a culture of openness and dialogue at the board level, including by encouraging effective contribution and participation of all Directors and supporting management and the Company Secretary in ensuring that Directors receive accurate, timely and clear information.

The Boards of Directors, with support from their Committees and management, have in place a framework of prudent and effective controls which enable risks to be assessed and managed. The Boards of Directors, through executive management and the Committees, have carried out a robust assessment of Carnival Corporation & plc's principal and emerging risks, including those that would threaten its business model, future performance, solvency or liquidity, to ensure that these risks are effectively managed and/or mitigated to help ensure Carnival Corporation & plc is viable. As a result of this assessment, the Boards of Directors have identified principal and emerging risks and their management and/or mitigation which are listed in Item 3. Internal Control and Risk Assessment and Item 4. Risk Management and/or Mitigation of Principal and Emerging Risks in the Carnival plc Strategic Report that accompanies the Carnival plc financial statements (the "Strategic Report").

Committees of the Boards

The following Committees have operated throughout the year. Each Committee has a written charter, copies of which can be found on Carnival Corporation & plc's website at **www.carnivalcorp.com** and **www.carnivalplc.com**. The Board Committees regularly report on their activities and actions to the full Boards.

AUDIT COMMITTEES

The Audit Committees are comprised of the following four independent Non-Executive Directors:

- Laura Weil (Chair);
- Jason Glen Cahilly;
- Sara Mathew; and
- Stuart Subotnick.

The Board of Carnival plc has determined that each member of the Audit Committees has "recent and relevant financial experience" for the purposes of the UK Corporate Governance Code and that the Audit Committees as a whole have competence relevant to the sector in which Carnival Corporation & plc operate. The qualifications of each member of the Audit Committees are contained in the Proxy Statement.

During the year, eight meetings of the Carnival plc Audit Committee were held, which were attended by all members then serving, except for Ms. Mathew and Mr. Subotnick who each attended seven of eight meetings due to another Board and business commitment, respectively. The Chief Financial Officer and Chief Accounting Officer, the Chief Audit Officer, who is responsible for the internal audit function and risk advisory and assurance services within Carnival Corporation & plc, representatives from the external auditors, the General Counsel, Chief Information Officer, Chief Privacy Officer and Chief Risk and Compliance Officer attend meetings at the invitation of the Audit Committees.

The main role and responsibilities of the Audit Committees are to review:

- the integrity of our financial statements;
- performance of our internal audit functions, including fraud investigations, internal controls and process efficiencies;
- independent auditors' qualifications, independence, and performance; and
- relevant elements of our risk management programs, including risk management related to financial, information technology, cybersecurity and non-HESS related operational risks, as well as monitoring changes to and compliance with related legal and regulatory requirements.

In addition, our Audit Committees:

- appoint, oversee and approve the compensation for our independent auditors;
- assist the Boards, if so requested, in ensuring that the annual report and accounts of Carnival plc, taken as a whole, is fair and balanced and understandable and provides the information necessary for shareholders of Carnival plc to assess Carnival plc's position and performance, business model and strategy;
- review compliance with the Carnival Corporation & plc Code of Business Conduct and Ethics; and
- establish and monitor policies and procedures for confidential submission, receipt and treatment of complaints relating to accounting, internal accounting controls and auditing matters.

In fulfilling their responsibilities during the year, the Audit Committees have, among other things:

- reviewed the quarterly and annual financial results of Carnival Corporation & plc, including accounting matters and key factors affecting financial results and future forecasts;
- reviewed financial statements and related disclosures, and other proposed filings with the U.S. Securities and Exchange Commission and the applicable UK authorities and draft earnings press releases of Carnival Corporation & plc;
- reviewed the form and content of the annual reports and accounts, including the Strategic Report (including the going concern confirmation, the viability statement, the assessment of internal

controls and principal risks, and the annual risk management and/or mitigation of principal risks), financial statements and Directors' Report, to be presented to shareholders of Carnival plc at the year-end;

- reviewed the form and content of the half year reports (including the going concern confirmation);
- approved, together with the Boards of Directors, the viability and going concern statements, which are included in the Strategic Report;
- reviewed reporting from management on impairment analyses;
- reviewed the 2022 cash flow restatement (refer to Note 2—Summary of Significant Accounting Policies to the Carnival plc group financial statements for additional details);
- confirmed receipt of certification letters, disclosure controls and procedure checklists and loss contingency memos from all reporting units;
- received briefings on Carnival Corporation & plc's Sarbanes-Oxley 404 compliance program;
- reviewed reporting from the independent auditors concerning the audit work performed, identified internal control deficiencies and accounting issues, and all relationships between the independent auditors and Carnival Corporation & plc;
- reviewed and approved fees for audit and non-audit related services provided by Carnival Corporation & plc's independent auditors;
- received and reviewed various reports from the independent auditors regarding the planning, status, execution and conclusions of their work;
- received reporting, as well as quarterly briefings, from the Carnival Corporation & plc internal audit department called Risk Advisory & Assurance Services ("RAAS") concerning results from their internal audit work, including significant findings, any identified internal control deficiencies and management plans for remedial action;
- reviewed reports of RAAS regarding the results of its independent internal investigations of alleged or actual impropriety as assigned by the General Counsel and in coordination with the Chief Risk and Compliance Officer on the status and results of those investigations;
- reviewed RAAS's historical audit coverage and assessment of risk for the purpose of developing an audit plan for the upcoming year;
- reviewed reports of RAAS concerning progress against their audit plan, department staffing and professional qualifications, and the status of management action plans for previously identified action steps;
- reviewed reports regarding information technology security, including cybersecurity, and responses to and investigations of breaches; and
- reviewed the status of complaints received through Carnival Corporation & plc's third-party administered hotline and other channels.

COMPENSATION COMMITTEES

The Compensation Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Randy Weisenburger (Chair);
- Jason Glen Cahilly;
- Helen Deeble; and
- Laura Weil.

During the year, six meetings of the Carnival plc Compensation Committees were held which were attended by all members then serving, except for Mr. Cahilly who attended four of five meetings held since his appointment to the Compensation Committees on February 1, 2023. Executive Directors are invited to attend for appropriate items, but are excluded when their own performance and remuneration are being discussed and determined.

The Compensation Committees are responsible for the:

- evaluation and approval of the Director and Executive Officer compensation plans, policies and programs;
- annual review and approval of the corporate goals and objectives relevant to our CEO's compensation;
- determination and approval of the compensation of our CEO, the other Executive Directors and other senior officers;
- overseeing the administration of our stock equity incentive plans, and our employee stock purchase plans; and

- recommendations to the Boards with respect to the compensation of the Non-Executive Directors.

When selecting or appointing candidates to the position of our Chair of the Compensation Committees, the Nominating & Governance Committees and the Boards shall give particular consideration to candidates who have previously served on a compensation committee for at least 12 months.

The Compensation Committees are empowered to retain compensation consultants of their choice to be used to assist in the evaluation of compensation issues.

COMPLIANCE COMMITTEES

The Compliance Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Jeffrey J. Gearhart (Chair);
- Sir Jonathon Band;
- Stuart Subotnick;
- Laura Weil; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc Compliance Committees were held, which were attended by all members then serving.

The principal function of the Compliance Committees is to assist the Boards with oversight of activities that are designed to promote (a) ethical conduct, (b) a high level of integrity, and (c) compliance with all laws, regulations and policies applicable to us, including by:

- Providing functional oversight of Global E&C including receiving regular reports from, and providing direction to the Chief Risk and Compliance Officer ("CRCO") with respect to the activities of Global E&C, including trends and insights coming from our complaint channels, Global E&C's compliance monitoring activities, management's mitigation plans to address compliance risk management opportunities, changes in laws and regulations that could have a significant impact on us, the adequacy of staffing and resources and any difficulties encountered by Global E&C;
- overseeing risk management related to compliance with applicable laws and regulations, including our compliance monitoring activities supporting a high level of ethics and integrity;
- reviewing the results of compliance with our Code of Business Conduct and Ethics and our Business Partner Code of Conduct and Ethics and conflicts of interest disclosures;
- providing functional oversight of our Incident Analysis Group ("IAG") and Global E&C with respect to its review of the effectiveness of IAG recommendations;
- reviewing the results of business ethics disclosures, mitigation and related monitoring;
- reviewing with the Chief Risk & Compliance Officer the assessment of risks related to general compliance, including anti-bribery or anti-corruption, data privacy and third-party risk management, as well as controls implemented to mitigate such risks;
- establishing and monitoring policies and procedures for confidential submission, receipt, retention and treatment of complaints or concerns, other than those related to accounting, internal accounting controls and auditing matters; and
- overseeing and reviewing all significant allegations of misconduct by the Board, CEO, Global Leadership Team or Section 16 Executive Officers.

HESS COMMITTEES

The HESS Committees of the Boards are comprised of the following five independent Non-Executive Directors:

- Sir Jonathon Band (Chair);
- Helen Deeble;
- Jeffrey J. Gearhart;
- Katie Lahey; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc HESS Committee were held, which were attended by all members then serving. Our CEO and the presidents of our cruise brands also attend meetings of the HESS Committees.

The principal function of the HESS Committees is to assist the Boards in fulfilling their responsibility to:

- supervise and monitor HESS and sustainability policies, procedures, practices programs and initiatives at sea and ashore;
- review and recommend appropriate policies, procedures, practices and training relative to HESS, sustainability and sustainability reporting, and oversee compliance with such policies, procedures and practices;
- oversee risk management related to significant HESS and sustainability risks and exposures as well as monitor changes to and compliance with related legal and regulatory requirements;
- Reviewing insights derived from the independent HESS investigations performed by the Incident Analysis Group;
- review and discuss with management pending or threatened administrative, regulatory, or judicial proceedings relating to HESS that are material to us and management's response; and
- review and recommend our objectives and plans (including means for measuring performance) for implementing the Companies' policies, procedures, practices, training, compliance measures and risk management programs regarding HESS and sustainability.

NOMINATING & GOVERNANCE COMMITTEES

The Nominating & Governance Committees of the Boards are comprised of the following four independent Non-Executive Directors:

- Stuart Subotnick (Chair);
- Sir Jonathon Band;
- Katie Lahey; and
- Randy Weisenburger.

During the year, four meetings of the Carnival plc Nominating & Governance Committee were held, which were attended by all members.

The principal function of the Nominating & Governance Committees is to:

- assist the Boards by identifying individuals qualified to become Board members and recommend nominees for appointment and/or election to the Boards;
- recommend to the Boards Director nominees for each committee;
- make recommendations to the Boards regarding the size and composition of the Boards and their Committees;
- engage in succession planning for the Boards and Chief Executive Officer;
- exercise oversight of the evaluation of the Boards, their Committees and individual Directors;
- maintain orientation programs for new Directors and continuing education programs for all Directors; and
- review and assess the effectiveness of our Corporate Governance Guidelines.

Further information on Board succession planning process and the Boards' Diversity Policy is contained in the "Nominations of Directors" section of the Proxy Statement, and further information on our diversity and inclusion efforts in general are contained in the "Employees" section of the Carnival plc Directors' Report. Such information is incorporated by reference into this Carnival plc Corporate Governance Report.

Carnival plc Supplement to the Report of the Audit Committees

Certain information required to be included in the Carnival plc Report of the Audit Committee is set forth in the Report of the Audit Committees included in the Proxy Statement, and which is incorporated by reference into this Carnival plc Corporate Governance Report. The principal purpose of this Carnival plc

Supplement to the Report of the Audit Committees is to comply with the UK Corporate Governance Code requirements, which are only applicable to Carnival plc.

In fiscal 2023 the Carnival plc Audit Committee developed an understanding of the significant accounting matters which were comprised of the accounting judgments and significant estimates by reviewing, discussing with management and, where appropriate, challenging the approach and key assumptions adopted by management. Following a review with management and the Carnival plc external auditors, PricewaterhouseCoopers LLP ("PwC") of the significant estimate included in Note 2 and Note 10, being our only significant accounting matter in 2023, the Carnival plc Audit Committee was satisfied with the assessments considered and conclusions reached with respect to the significant accounting matters, as further described in the Carnival plc group financial statements for fiscal 2023 in Note 2—Significant Accounting Policies under "Significant Judgements and Estimates" and in Note 10—Property and Equipment.

In addition, risks of fraud in relation to revenue recognition was an area of focus for the Carnival plc Audit Committee and discussed with PwC in 2023. The Audit Committee considered the presumed risks of fraud as defined by auditing standards and was satisfied that there were no significant issues.

EXTERNAL AUDITORS AND AUDIT TENDERING

The Audit Committees have the responsibility for making a recommendation on the appointment, reappointment and removal of the external auditors. PwC was recommended by the Audit Committees for reappointment as auditor of Carnival plc at the Annual General Meeting held in April 2023, and reappointment was approved by the shareholders. The Audit Committees also reappointed PwC as Carnival Corporation's independent registered public accounting firm, as ratified by the shareholders at the April 2023 Annual General Meeting.

In addition, the policy of the Audit Committees is to undertake a formal assessment of the auditor's objectivity and independence each year, which includes:

- a review of non-audit services provided and related fees;
- discussion with the auditors pertaining to a written report detailing all relationships with Carnival Corporation & plc and any other party that could affect the independence or the objectivity of the auditors; and
- evaluation with the Boards and management of the effectiveness of the external audit process.

PwC has served as Carnival Corporation's independent auditor from at least 1986 to 2002. In 2003, following formation of the DLC arrangement between Carnival Corporation and Carnival plc, the independent audits for the consolidated entity, Carnival Corporation & plc, and Carnival plc were tendered. Upon completion of this tender process, the Audit Committees decided to recommend to the shareholders that PwC be appointed as the Carnival Corporation and Carnival plc independent auditors for fiscal 2003. The Audit Committees annually evaluate PwC's performance and have each year recommended that the shareholders vote for the reappointment of PwC as Carnival plc's independent auditor. PwC's lead audit engagement partner for Carnival plc in fiscal 2023 was Nicholas Smith.

The Audit Committees met with the independent auditors 8 times during fiscal 2023, and additional meetings were available upon request. The Audit Committees assess the effectiveness of the independent auditors on an ongoing basis during the year, covering qualification, expertise and resources, objectivity and independence, and the quality and effectiveness of the audit process. This assessment considers the Audit Committees' interactions with, and observations of, the independent auditors and considers a range of factors, including:

- experience and expertise;
- level of professional skepticism;
- approach to handling significant audit and accounting judgements;
- effectiveness and efficiency in completing the agreed external audit plan, content, quality;

- robustness of the external auditors' reports; and
- relevant reviews and reports issued by external regulatory bodies such as the UK Financial Reporting Counsel ("FRC") and the US Public Company Accounting Oversight Board ("PCAOB").

The Audit Committees assessment is also formed by gathering feedback from senior management to obtain their perspectives on the effectiveness and quality of the external auditors. No material issues were identified during the external auditor effectiveness review, and the Audit Committees believe that the external auditors were effective in the current year.

The Audit Committees continue to be confident that the independence of the external auditors was not impaired in any way and PwC remained independent during fiscal 2023, having taken into account that:

- immaterial permitted non-audit services were provided by PwC during fiscal 2023;
- PwC has complied with the requirements regarding rotation of the audit partner and senior audit team members;
- no relationships were identified between PwC and Carnival Corporation or Carnival plc or any other parties that could affect PwC's independence or objectivity;
- PwC confirmed compliance with their independence standards in their report to the Audit Committees; and
- no members of the PwC audit team were employed by us during fiscal 2023.

The policy on Audit Committee pre-approval and permissible non-audit work of the independent auditors, are set out in the "Independent Registered Public Accounting Firm" section of the Proxy Statement, which is incorporated by reference into this Carnival plc Corporate Governance Report. Refer to Note 4—Other Income and Expense to the Carnival plc group financial statements for information on the fees payable to PwC for audit and non-audit services in fiscal 2023.

Carnival plc is subject to UK regulations regarding external auditor appointment and rotation. The relevant UK legislation (the Statutory Auditors and Third Country Auditors Regulations 2016) requires statutory auditors to rotate after a period of 20 years and include a mandatory competitive tender of audit firms at the 10-year midpoint. The Competition and Market Authority's ("CMA") Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 (the "CMA Order") also set out transitional rules that determine the latest date for the initial auditor rotation or tender process. The CMA Order applies to FTSE 350 companies. Carnival plc confirms that it complied with the provisions of the CMA Order in fiscal 2023.

PwC has been Carnival plc's auditor since fiscal 2003, so the transitional rules state that they may not be reappointed more than nine years after June 2014, effectively meaning that the audit firm must be changed for the fiscal 2024 audit. As a result, during fiscal 2022, the Audit Committees oversaw a competitive tender process to select an audit firm to replace PwC for the fiscal 2024 audit of the consolidated entity, Carnival Corporation & plc, and Carnival plc, in accordance with statutory and regulatory requirements set out by the CMA, the Financial Conduct Authority ("FCA") and the FRC.

We invited three qualified public accounting firms to participate in the tender process during the first half of 2022 to ensure an orderly transition and the independence of the selected firm by fiscal 2023 and well ahead of the start of the fiscal 2024 audit. PwC was not invited to participate in the process based on the rotation requirements described above.

Under the supervision of the Audit Committees, a selection committee, comprised of senior members of management (the "Selection Committee"), was established to manage the audit tender process. A set of selection criteria was developed by the Selection Committee to enable its members to evaluate each firm, taking into account meetings with each firm and their review of each firm's written proposal. The key selection criteria included audit quality and inspection results, public reports and comments from regulators, audit approach, relevant industry experience, a strong global network with significant experience in managing large multi-national audits in the U.S. and the UK, a presence in the key jurisdictions in which the business operates, quality of the proposed engagement team and the use of technology and innovation.

Following a detailed review of the performance of each firm during the audit tender process and an evaluation against all criteria, the Audit Committees, with input from the Selection Committee, recommended Deloitte & Touche LLP as the proposed auditor of Carnival Corporation and Deloitte LLP as the proposed auditor of Carnival plc to the Boards of Directors. The factors contributing to the selection of Deloitte as the preferred candidate included a high-quality and experienced proposed audit team, a record of delivering quality audits in both the U.S. and the UK, solid inspection results as well as its technology and innovation capabilities.

On June 23, 2022, the Audit Committees of the Boards of Directors selected Deloitte & Touche LLP as the independent registered public accounting firm of Carnival Corporation and Deloitte LLP as the independent auditors of Carnival plc for fiscal 2024, subject to shareholder approval and ratification at the 2024 Annual Meetings of Shareholders.

The Audit Committees will recommend to our shareholders for approval the appointment of Deloitte LLP as auditors of Carnival plc for fiscal 2024 at our Annual Meetings Shareholders in April 2024. The Audit Committees also appointed Deloitte & Touche LLP as Carnival Corporation's independent registered public accounting firm for fiscal 2024, subject to ratification by the shareholders.

PwC continued as the independent registered public accounting firm of Carnival Corporation and the independent auditor of Carnival plc throughout fiscal 2023. Deloitte began their transition process in February 2023, following the confirmation of their independence. Their transition process included shadowing PwC and meetings with management to obtain detailed understanding of Carnival Corporation and Carnival plc.

On Behalf of the Audit Committee,

LAURA WEIL
Chair of the Audit Committees

January 26, 2024

Information and Professional Development

The Company Secretary is required to provide members of the Boards with appropriate information in advance of each meeting and Directors are required to devote adequate preparation time reviewing this information in advance of each meeting. Our Company Secretary is also responsible for advising the Boards through our Chair on all corporate governance matters.

All Directors have access to the advice and services of our Company Secretary and are permitted to obtain independent professional advice, at Carnival Corporation & plc's expense, as he or she may deem necessary to discharge his or her responsibilities as a Director. A Director is required to inform the Senior Independent Director of his or her intention to do so.

All Directors are offered the opportunity to attend training programs of their choice. The subject matter and content of such programs are reviewed periodically during the year. In addition, the Directors participated in multiple compliance and culture training sessions from experts in the field.

Board Performance Evaluations

The Nominating & Governance Committees and the Boards conduct performance evaluations of the Boards, the Boards' Committees and the members of our Boards of Directors on an annual basis. As part of this process in 2023, each Director was required to complete a questionnaire about the performance of the Boards. The questionnaires were reviewed and assessed by the Nominating & Governance Committees.

In addition, the Nominating & Governance Committees reviewed the individual performance of each Director focusing on his or her contribution to Carnival Corporation & plc, and specifically focusing on areas of potential improvement. In making their assessment, the Nominating & Governance Committees reviewed the Board composition, considerations of age, diversity, experience and skills in the context of the needs of the Boards, and with the aim of achieving an appropriate balance on the Boards, and how effectively the Board members work together to achieve the Boards' objectives. The performance review of Micky Arison, in his role as Chair, was conducted separately by the Non-Executive Directors, led by the Senior Independent Director, Randy Weisenburger, taking into account the view of the other Executive Director.

The Nominating & Governance Committees also discuss and review with Non-Executive Directors any significant time commitments they have with other companies or organizations. In fiscal 2023, no significant commitments were identified during the Nominating & Governance Committees' review. In addition, the number of directorships held by Non-Executive Directors is taken into account, in line with Carnival Corporation & plc's overboarding policy.

In October 2023, the Nominating & Governance Committees reported the results of the performance evaluations to the Boards. The Boards concluded that each Director was an effective member of the Boards and had sufficient time to carry out properly their respective commitments to the Boards, their Committees and all other such duties as were required of them. It is the view of the Nominating & Governance Committees and the Boards that the Boards continued to operate effectively during fiscal 2023.

During fiscal 2023, the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees also reviewed their own performance against their respective charters by completing questionnaires that were provided to the Chair of the Nominating & Governance Committees. The results of such reviews were discussed among the members and reported to the Boards. The Boards concluded that the Audit Committees, the Compensation Committees, the Compliance Committees, the HESS Committees and the Nominating & Governance Committees continued to function effectively and continued to meet the requirements of their respective charters.

The UK Corporate Governance Code requires that an externally facilitated evaluation of the Boards' effectiveness be undertaken at least once every third year. During fiscal 2022, the Nominating & Governance Committees engaged The Governance Solutions Group, an independent third-party governance expert which has no other connection to Carnival Corporation & plc or any individual Director, to perform an assessment of the effectiveness of the Boards.

The third-party governance expert interviewed each Director elected in 2021 and members of senior management who interact substantially with the Boards. Some of the main focus areas for the assessment were boards dynamics and rapport, board interaction and relationship with management, meeting structure and format, board balance and refreshment, board meeting logistics, meeting discussion topics and committee division of responsibilities.

Following the completion of the assessment, the third-party governance expert reviewed the results of the assessment with the incumbent Senior Independent Director and then presented the results as well as recommendations to the full Boards, including our Chair, for discussion in late 2022. The overall conclusion of the assessment was that the Boards effectively carry out their responsibilities. The assessment praised the high commitment and engagement level of the Directors, the strong working relationship between the Boards and management and depth of knowledge and skills of Directors. It also noted that while virtual Board meetings have been necessary, in-person meetings can better promote camaraderie as well as facilitate less structured conversations and, as a result, adding a second in-person meeting was recommended. Given that the Compliance Committees was created much later than the other Board Committees, the assessment also noted some overlap between Audit, HESS and Compliance Committees' areas of responsibility. Based on the feedback from the third-party governance expert-led evaluation process, the Boards of Directors instituted a second in-person Board meeting in fiscal 2023. In addition, as part of the annual review of the Committee Charters, the Audit, Compliance and HESS Committees made several revisions to their Charters to clarify their areas of responsibility.

Directors' Remuneration

The Carnival plc Directors' Remuneration Report is presented in two parts, with Part I forming part of the Proxy Statement and Part II being attached as Annex B to the Proxy Statement. A resolution to approve the Carnival plc Directors' Remuneration Report will be proposed at the 2024 Annual General Meeting.

Relations with Shareholders

The formal channels of communication by which the Boards communicate to shareholders the overall performance of Carnival Corporation & plc are the Annual Reports, Carnival plc half yearly financial report, joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Proxy Statement and press releases.

Senior management, Executive Directors, including the Chair of the Boards, and Non-Executive Directors of Carnival Corporation & plc meet periodically with representatives of institutional shareholders to discuss their views and to enable the strategies and objectives of Carnival Corporation & plc to be well understood. Issues discussed with institutional shareholders include executive compensation, performance, business strategies and corporate governance.

Presentations are made to representatives of the investment community periodically in the U.S., the UK and elsewhere. Results of each fiscal quarter are reviewed with the investment community and others following each quarter on conference calls that are broadcast live over the Internet.

The Boards receive periodic briefings from management regarding feedback and information obtained from Carnival Corporation & plc's shareholders and brokers. During fiscal 2023, Carnival Corporation & plc's management presented to the Boards regarding shareholder matters.

Shareholders will have the opportunity at the 2024 Annual General Meeting, notice of which is contained in the Proxy Statement, to ask questions of a representative of the Board and senior management.

The Boards have implemented procedures to facilitate communications between shareholders or interested parties and the Boards. Shareholders or interested parties who wish to communicate with the Boards or the Senior Independent Director should address their communications to the attention of the Company Secretary of Carnival Corporation & plc at 3655 N.W. 87th Avenue, Miami, Florida 33178-2428, United States. The Company Secretary promptly forwards to the Senior Independent Director those communications which the Company Secretary believes require immediate attention. The Senior Independent Director notifies the Boards or the Chair of the relevant Committees of the Boards of those matters that he believes are appropriate for further action or discussion.

Annual Meetings of Shareholders

This year the Annual Meetings of Shareholders will be held at Carnival Place, 3655 NW 87th Avenue, Miami, Florida, United States on Friday, April 5, 2024. The meetings will commence at 8:30 a.m. (EDT), and although technically two separate meetings (the Carnival plc meeting will begin first), shareholders of Carnival Corporation may attend the Carnival plc meeting and vice-versa.

We are also pleased to host a live video broadcast of the Annual Meetings of Shareholders at our Carnival plc headquarters located at Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom at 1:30 p.m. (BST). Shareholders planning to attend the live video broadcast in Southampton must submit a proxy in order to vote as they will not be able to vote in person from Southampton. Shareholders attending the live video broadcast in Southampton will be able to submit questions live to the Directors in Florida, but will not be treated as, or considered to be, “in attendance” at the Annual Meetings.

Workforce Engagement

In line with the UK Corporate Governance Code, Randy Weisenburger was appointed in 2020 as the designated Non-Executive Director for workforce engagement. We leverage the designated Non-Executive Director role as a leader in this area while incorporating all Non-Executive Directors in workforce engagement activities throughout the global organization. Mr. Weisenburger has experience with human resource management responsibilities in large and global organizations which enables him to assist our Boards in overseeing strategy, succession planning, talent development and our executive compensation program and positions him to lead our employee engagement efforts. As our Senior Independent Director and Chair of the Compensation Committees, Mr. Weisenburger also has extensive Board leadership experience which facilitates effective coordination of efforts with other Board members.

The main responsibilities of this role are the governance and oversight of the following matters:

- to directly engage with the workforce (which we also refer to as team members) in order to ensure their feedback and concerns are appropriately relayed to the Boards, and that strategic direction and priorities of the Boards are communicated throughout the workforce;
- to coordinate direct engagement between other Non-Executive Directors, management and the workforce, as appropriate;
- to support the Boards’ discussion of employee engagement efforts and structure the contents of such discussions;
- to monitor and evaluate policies and practices relating to workforce engagement to ensure that the efforts on workforce engagement are effective, consistent with our values and support our long-term sustainable success and that employee feedback is shared and collected in a balanced and transparent way; and

- to report on the results of workforce engagement efforts, including any feedback and concerns from the workforce to the Boards periodically, and make any recommendations arising from those reports to the Boards.

We believe that having a designated Non-Executive Director who is supported in the workforce engagement efforts by senior management, the global human resources department, the subsidiary management teams and other Board members, as appropriate, allows for a wide variety of perspectives to be heard, provides for more focused oversight and clear division of responsibility, and is and continues to be an appropriate and effective workforce engagement method. In this role, Mr. Weisenburger is also supported by senior management who are responsible for the day-to-day implementation of the efforts on workforce engagement.

Our Non-Executive Directors are teamed up with our global brands to facilitate focused ship and shore site visits over the course of the year. Each Non-Executive Director engages directly with employees and local management through organized sessions, such as townhalls or less formal conversations during site visits. These partnerships are rotated periodically so each Non-Executive Director has an opportunity to engage with employees and management throughout the entire organization.

The Non-Executive Directors share their experiences with each other and incorporate these experiences in their broader service on the Boards.

Given the global nature of our business with various operating companies, most workforce engagement activity is conducted at the subsidiary level under the leadership of the respective operating company management. During fiscal 2023, our workforce engagement program involved a continuation of a number of initiatives, led by various leaders throughout our organization, such as live virtual townhall meetings as well as a variety of virtual and live ship visits. Mr. Weisenburger and the other Non-Executive Directors continued in-person events and visits. Through these visits, employees had the opportunity to meet and speak with members of the Boards. The Boards received regular reports from management regarding health and safety protocols and other critical matters as they relate to the workforce. The Boards continued to work closely with management to balance the needs of the business with that of its workforce, shareholders and other stakeholders.

During fiscal 2023, with the full support of the Boards, we continued our initiatives designed to engage with and care for our workforce as protocol updates were implemented. Key areas of focus include Outreach & Wellness, Culture and Staffing. The Boards and their Committees received periodic reports from senior management on key issues and developments. Mr. Weisenburger reported to the full Boards on the workforce engagement efforts.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance, as described in the “Staffing” section below.

For addition information on how the interests of employees have been considered by the Boards in their discussions and decision-making, refer to the following section of the Strategic Report: 1.A.II. Purpose & Mission, Vision, Values and Priorities, 1.C.XIV. Human Capital Management and Employees, 1.C.XV. Ethics and Compliance and 7. Section 172(1) Statement. A statement describing how the Directors have performed their duty to act in the way they consider, in good faith, would most likely promote the success of Carnival Corporation & plc for the benefit of its members as a whole having regard to the stakeholders and matters set out in Section 172(1) (a) to (f) of the Companies Act, is included in the Strategic Report.

OUTREACH AND WELLNESS

We have a program in place that assigns one or several Non-Executive Directors to a certain brand or group of brands for a one-year period so that they may develop a better understanding of that brand or brands’ operations and culture as well as the priorities and concerns of employees. The program aims to rotate the assignments periodically so that each Non-Executive Director may, over time, engage with all our brands or groups of brands. As part of this program, the Non-Executive Directors conducted shoreside and shipboard visits to meet with management and to engage with employees and crew.

We also remained dedicated to maintaining and improving our ongoing communication with and from employees. Our brands primarily focused on communications channels, including regular town halls, newsletters, email updates and video messages. Management, with support of the Boards of Directors, focused on initiatives in response to feedback received through these channels. Employee interaction with leaders and colleagues is encouraged in advance of the town hall meetings, and also during the meetings. Town halls, in addition to other existing communication channels, such as the hotline referred to in the "Hotline for Reporting Concerns" section below, also allowed our workforce to provide comments and ask questions.

The feedback obtained from the townhall meetings, surveys and other channels resulted in various initiatives at our brands. With the support of the Boards, management actioned the feedback received through an assortment of communication, health and wellness and enrichment and recognition efforts. The initiatives to address the feedback received vary by brand. Examples of these initiatives include:

- creation of professional development and networking opportunities through workshops, one-on-one lunches for employees at different levels and different departments;
- leadership training on topics such as supporting wellbeing and communicating;
- establishment of employee groups to meet with senior leadership to identify solutions or request change;
- use of townhalls to address questions raised anonymously or arising at the event;
- updating technology hardware; and
- examination of IT systems to identify opportunities to improve function and connectivity.

In 2023, we established and implemented global well-being standards for shipboard employees, including preventative health offers, such as vaccination protection and the prevention and detection of mental illnesses among other benefits.

We also invited all global employees to participate in the Operation Oceans Alive Challenge for 2023. The challenge was to offer ideas on how we may better safeguard oceans & promote positive climate action. Those submitting the top ideas were recognized at Corporate and brand townhall meetings.

CULTURE

During fiscal 2023, we've updated our Vision, Purpose & Mission statements to better align them with our strategy and culture, and also updated our priorities to establish our goals for the future.

Our updated priorities are as follows:

1. Ensure each of our world-class brands owns its space in the vacation market by delivering extraordinary experiences tailored to its guests.

2. Become travel and leisure's employer of choice.

3. Maintain our commitment to seek excellence in compliance, environmental protection and in looking after the safety, health and well-being of every life we touch.

4. Set the pace with the industry's smartest solutions that deliver on our sustainability roadmap to 2030.

5. Strengthen our balance sheet and deliver long-term shareholder value.

We also continued to implement and monitor our Culture Essentials (Core Values), which are the key beliefs and behaviors that define who we are, what we stand for, and how we operate. In fiscal 2023, we refined the definitions and descriptions tied to each Culture Essential to further connect us to each other and the organization and serve as guiding principles to help us make decisions, build relationships, solve problems and achieve success.

Our Culture Essentials following the updates to their definitions and descriptions are as follows:

- **Speak Up**—Our voice is our strength. Every one of us, regardless of level or role, speaks up when we have questions, comments, concerns, or new ideas. If we see something wrong or that doesn't seem right, we say something and trust our voices will be heard without fear of retaliation.

- **Respect & Protect**—The health, safety and well-being of our people and the planet are vital. We choose to take decisive actions to respect and protect every life we touch, the places we sail and the laws that govern us.
- **Empower**—We and our team members have the time, tools and support we need to do our best work. We're empowered to take personal ownership and accountability to succeed, and we take pride in our work.
- **Improve**—Our business is built on forward motion. We have the courage to dream big, driving innovation and continuous improvement in guest and team member experiences, operations, compliance, sustainability and beyond.
- **Listen & Learn**—We listen actively and seek to understand before responding, because the more perspectives we have, the better decisions we make. We value and respect the words and ideas of others, keeping an open mind, and learning from our successes and failures.
- **Communicate**—We openly share our knowledge, skills and information across brands, functions and the entire company to further our collective success. Together we champion our purpose & mission, vision, values and company priorities.

We also continued our Cross Brand Culture Survey program featuring a common survey focused on our Culture Essentials across ship and shore operations for all of our employees. This comprehensive semi-annual survey is now a key management tool for tracking our cultural health and putting in place initiatives, setting targets and action plans to improve our culture where appropriate. In connection with this, our operating companies developed and implemented specific initiatives, such as the ones described above, and will continue these efforts based on feedback received from the surveys. These initiatives are expected to include a series of extensive and consistent communications about the Culture Essentials to increase awareness; and new and innovative training sessions to promote further understanding. More specifically, through these steps, each brand would drive and incentivize the key behaviors that will strengthen our corporate culture.

To further elevate the importance of strengthening our corporate culture, management, under the supervision of the Boards, also developed a new culture governance process in which our senior management team is responsible and accountable for developing the strategy and targets for culture improvements. Given the relative expertise of our human resource professionals, the human resource leaders within each operating company are responsible for implementing the strategy throughout the brands, as well as providing periodic reports that summarize such efforts and activities. We are focused on supporting a 'Culture of Compliance' through various compliance monitoring, communication, and continuous improvement processes. The Boards, together with their Committees, also play an important role in monitoring and assessing our culture to ensure that it is aligned with our strategy, values, mission and vision. As part of that role, in 2023 the Boards received and reviewed reports on the progress of our Culture Essentials. The Boards also monitor alignment between our policies, practices and behaviors and our culture, mission, vision, values and strategy and review management's actions to improve this alignment.

Our goals also continue to be fostering a positive and just culture that involves supporting recruiting, developing and retaining the finest workforce. A highly motivated and engaged workforce is key to providing extraordinary cruise vacations. We believe in building trust-based relationships and listening to and acting upon our workforces' perspectives and ideas and use feedback tools to monitor and improve our progress in this area. We remain focused on becoming the travel & leisure's employer of choice. We celebrate our diverse team of over 160,000 team members representing approximately 150 countries and are committed to providing a welcoming and inclusive environment where people from different backgrounds, experiences, and walks of life can succeed. We care deeply for our team members and work hard to always cultivate an atmosphere of openness, respect, and trust. We know our team members are at the heart of inspiring unforgettable happiness, so we strive to be the world's number-one choice for hospitality, travel and leisure careers.

STAFFING

In 2023, we completed a monumental 18-month journey marking our full return to guest cruise operations. As part of this endeavor, over the past 30 months we have returned over 100,000 crew members to our ships and employees to our shore side ranks. We continued our commitment to job creation by hiring additional employees in support of employee health and well-being through right sizing staffing levels.

In 2023, our new employees attended a multi-day orientation program that included, among other things, an introduction to our Culture Essentials, a new training curriculum to encourage commitment to our Vision Statement, shared values and Culture Essentials.

Our pay practices are established to attract and retain talented individuals at all levels of the organization and to reward performance. Engagement with the workforce on common pay programs with the support of the Boards were coordinated across the organization and shared locally via townhalls, communications from senior leadership and from their team leaders. Through these channels the workforce is made aware of the ways in which both they and executives participate in our pay for performance culture. Use of local engagement channels allowed each brand to tailor conversations to their specific programs. Our common programs for 2023 included merit increases, common forms of annual equity incentives for eligible employees, announcement of planned inflation and merit pay increases for 2024 all of which apply to executives and key personnel. These programs, established with the support of the Boards of Directors, reinforce our focus on retaining, rewarding and investing in our workforce as well as the alignment of our pay for performance philosophy for executives and the workforce.

Gender and Ethnic Background Representation

In accordance with LR 9.8.6R(10), we are disclosing in the prescribed table format the gender or sex and ethnicity data for our Boards and executive management as of the reference date, November 30, 2023, being the last day of our fiscal year and the reference date selected by the Boards. This data was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

REPORTING ON GENDER IDENTITY OR SEX

	Number of Board members	Percentage of the Boards	Number of senior positions on the Boards (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
Men	6	55%	3	9	64%
Women	4	36%	—	5	36%
Not specified / prefer not to say	1	9%	—	—	—

There were no changes to the data reported above from November 30, 2023 to January 26, 2024, the date of approval of our Corporate Governance Report, except that the Boards nominated a candidate for election to the Boards at the 2024 Annual Meetings of Shareholders and, assuming the election or re-election of all nominees, the number of female Directors will be 5 (representing 41.6%) following the 2024 Annual Meetings of Shareholders.

REPORTING ON ETHNIC BACKGROUND

	Number of board members	Percentage of the board	Number of senior positions on the board (CEO, SID and Chair)	Number in executive management*	Percentage of executive management*
White British or other White (including minority-white groups)	9	82%	3	11	79%
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/Asian British	1	9%	—	—	—
Black/African/Caribbean/Black British	—	—	—	—	—
Other ethnic group, including Arab	—	—	—	3	21%
Not specified / prefer not to say	1	9%	—	—	—

* In accordance with the Listing Rules, "executive management" comprises the Chief Executive Officer and the most senior level of managers reporting to the Chief Executive Officer, including the Company Secretary.

There were no changes to the data reported above from November 30, 2023 to January 26, 2024, the date of approval of our Corporate Governance Report, except that the Boards nominated a candidate for election to the Boards at the 2024 Annual Meetings of Shareholders and, assuming the election or re-election of all nominees, the number of ethnic minority Directors will be two (representing 16.6%) following the 2024 Annual Meetings of Shareholders.

APPROACH TO DATA COLLECTION

The data above was collected via questionnaires on a confidential and voluntary basis. The individuals were asked to self-report their gender and ethnicity information by choosing one or more options from a list or by providing their own response.

Hotline for Reporting Concerns

We have policies and procedures in place for employees and other stakeholders to report any concerns or complaints regarding actual or suspected violations of our Code of Business Conduct and Ethics, our other policies, or the laws, and for appropriate investigations into and treatment of any such reports. We also provide an independent, third-party-hosted hotline where reports can be made in a secure, confidential and, where desired and permitted by applicable laws, anonymous manner. Our Compliance Committees are responsible for monitoring policies and procedures relating to submission, retention and treatment of reports described above. The Compliance Committees review and discuss on a quarterly basis reports regarding the status of hotline activity, trends and the results of any significant investigations (other than those relating to audit and accounting matters which are reviewed by the Audit Committees). The reports are also shared with the full Boards. The Compliance Committees also review on a regular basis the policies and procedures relating to hotline complaints to ensure that they remain appropriate and effective.

Internal Control and Risk Management

A description of the Carnival Corporation & plc internal controls and risk management systems in relation to the financial reporting process can be found in the Strategic Report under Section 3. "Internal Control and Risk Assessment" and in the Proxy Statement under "Risk Oversight."

Directors' Responsibility for Financial Statements

The Statement of Directors' Responsibilities in relation to the Carnival plc financial statements is included in the Carnival plc Directors' Report attached as Annex A to the Proxy Statement.

Statement of Compliance with the UK Corporate Governance Code

The UK Corporate Governance Code 2018 applied to Carnival plc during the course of the financial year. Set out below is a chart that illustrates how Carnival Corporation & plc has applied the principles of the UK Corporate Governance Code during the year ended November 30, 2023. A copy of the UK Corporate Governance Code is available on the website of the UK Financial Reporting Council ("FRC") at **www.frc.org.uk.**

1. Board leadership and company purpose	
A. Effective Board	Proxy Statement: "Governance and Board Matters." Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
B. Purpose, values and culture	Carnival plc Corporate Governance Report: "Workforce engagement"—"Culture"; "Board Performance Evaluations."
C. Governance framework and Board resources	Carnival plc Corporate Governance Report: "Board Performance Evaluations"; "Board Structures and Delegation to Management."
D. Stakeholder engagement	Carnival plc Corporate Governance Report: "Workforce Engagement." Proxy Statement: "Shareholder Engagement" Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Shareholder Engagement." Carnival plc Strategic Report: "1.A.II. Purpose & Mission, Vision, Values and Priorities"; "1.C.II. Ships Under Contract for Construction"; "1.C.VII. Cruise Pricing and Payment Terms"; "1.C.IX. Onboard and Other Revenues"; "1.C.XII. Sales Channels"; "1.C.XIII. Supply Chain"; "1.C.XIX. Governmental Regulations"; and "7. Section 172(1) Statement."
E. Workforce policies and practices	Carnival plc Corporate Governance Report: "Workforce engagement"; "Hotline for Reporting Concerns." Carnival plc Directors' Report: "Corporate and Social Responsibility"—"Employees." Carnival plc Corporate Governance Report: "Workforce Engagement."
2. Division of responsibilities	
F. Board roles	Carnival plc Corporate Governance Report: "Board Balance and Independence"; "Board Procedures and Responsibilities"; "Board Structures and Delegation to Management."
G. Independence	Carnival plc Corporate Governance Report: "Board Balance and Independence."
H. Time commitment and external appointments	Carnival plc Corporate Governance Report: "Board Procedures and Responsibilities"; "Board Performance Evaluations."
I. Resources, information and Company Secretary	Proxy Statement: "Board Orientation and Education." Carnival plc Corporate Governance Report: "Information and Professional Development."

3. Composition, succession and evaluation	
J. Appointments to the Board	Carnival plc Corporate Governance Report: "Board Composition." Proxy Statement: "Nominations of Directors."
K. Boards skills, experience and knowledge	Carnival plc Corporate Governance Report: "Board Refreshment"; "Board Composition"; "Corporate Governance Guidelines." Proxy Statement: "2024 Nominees for Election or Re-Election to the Boards."
L. Annual Board evaluation	Carnival plc Corporate Governance Report: "Board Performance Evaluation."
4. Audit, risk and internal control	
M. External and internal audit, integrity of financial statements	Proxy Statement: "Report of the Audit Committees." Carnival plc Corporate Governance Report: "Carnival plc Supplement to the Report of the Audit Committees"; "Corporate and Social Responsibility."
N. Assessment of company's position and prospects	Carnival plc Corporate Governance Report: "Statement of Directors' Responsibilities"; "Board Structures and Delegation to Management."
O. Internal financial controls and risk management	Carnival plc Corporate Governance Report: "Internal Control and Risk Management." Proxy Statement: "Risk Oversight." Carnival plc Strategic Report: "3. Internal Control and Risk Assessment"
5. Remuneration	
P. Linking remuneration with purpose and strategy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"—"Our Compensation Philosophy"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design, Elements and Pay Mix."
Q. Procedure for developing remuneration policy	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix." Carnival plc Directors' Remuneration Report (Part II): "2. Implementation Section"—"2.1 Implementation of Approved Policy," "2.9 Non-Executive Directors."
R. Remuneration outcomes	Carnival plc Directors' Remuneration Report (Part I): "Executive Summary"; "Process for Making Compensation Determinations"; "Named Executive Officer Compensation Design"; "Elements and Pay Mix."

Carnival Corporation & plc has applied all principles of the UK Corporate Governance Code and complied with its provisions throughout the year ended November 30, 2023, with the following exceptions:

- Provision 3 provides that the Chair should seek regular engagement with major shareholders. While our Chair participates in select shareholder engagement meetings, as an Executive Director and a significant shareholder, he does not lead our

Board's regular shareholder engagement program. In order to facilitate effective shareholder engagement and achieve what we believe to be a better corporate governance outcome, our Senior Independent Director, together with other Non-Executive Directors and/or Committee chairs, as appropriate, participate in our regular shareholder engagement efforts, as explained in this Corporate Governance Report under "Shareholder Engagement";

- Provision 19 provides that the Chair should not remain in post beyond nine years from the date of their first appointment to the Board. In addition, Provision 9 provides that the Chair should be independent on appointment. Our Chair of the Board of Directors of Carnival plc has been in his post for longer than nine years and was not considered independent on appointment. The Boards believe that due to Mr. Arison's unique experience and skills, his continued service as Chair is in the best interests of the Companies and their shareholders, as explained in this Corporate Governance Report under "Board Balance and Independence;"
- Provision 36 provides that share grants granted to Executive Directors should be subject to a total vesting and holding period of five years or more and that a formal policy for post-employment shareholding requirements should be developed. Our share grants to our U.S.-based President, CEO and Chief Climate Officer are subject to vesting periods that are less than five years, consistent with standard U.S. compensation practices, as explained in Part I of the Carnival plc Directors' Remuneration Report (included in our Proxy Statement) under "Equity-based Compensation." In addition, we do not have a formal policy for a Director's post-employment shareholding, consistent with standard U.S. compensation practices, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Statement by Randy Weisenburger, Chair of the Compensation Committees"; and
- Provision 38 provides that only basic salary should be pensionable. The annual bonuses of our U.S. Executive Directors, consistent with U.S. pay practices, form part of their pensionable salary, as explained in the Carnival plc Directors' Remuneration Report attached as Annex B to the Proxy Statement under "Total Pension Entitlements."

This Corporate Governance Report was approved by the Board of Directors and is signed by order of the Board of Directors by:

DOREEN S. FURNARI
Company Secretary

January 26, 2024


Annex D—Approval of the Carnival plc 2024 Employee Share Plan

Rules of the Carnival plc 2024 Employee Share Plan

Table of Contents

1.	Meaning of Words Used	D-2
2.	Granting Awards	D-4
3.	Participant Limits	D-7
4.	Share Dilution Limits	D-7
5.	Vesting and Exercise of Awards	D-8
6.	Lapsing	D-9
7.	Settlement of Awards	D-9
8.	Investigations	D-10
9.	Dealing Restrictions	D-11
10.	Leaving	D-11
11.	Mobile Participants	D-12
12.	Takeovers and Other Corporate Events	D-12
13.	Variations in Share Capital	D-14
14.	Tax	D-14
15.	Terms of Employment	D-14
16.	General	D-15
17.	Administration	D-17
18.	Changing the Plan and Termination	D-18
19.	Governing Law and Jurisdiction	D-20
Schedule 1	Awards Granted to US Taxpayers	D-21
Schedule 2	Approved Options	D-29

Carnival plc—2024 Employee Share Plan

1. Meaning of Words Used

1.1 GENERAL

In these rules:

"Approved Option" has the meaning set out in Schedule 2**;**

"Affiliates" means the Carnival Corporation and any company that is a subsidiary of the Carnival Corporation;

"Award Date" means the date specified under rule 2.4 (Terms of Awards);

"Award" means a Restricted Stock Unit, an Option, a Phantom Award, Restricted Stock, a Stock Appreciation Right or an Other Award;

"**Board**" means the board of directors of the Company;

"Business Day" means a day on which the London Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares are traded) is open for the transaction of business;

"Cause" means a situation in which a Participant is summarily dismissed or Leaves in circumstances where the Participant's employer would have been entitled to summarily dismiss the Participant (in the opinion of the Committee);

"Clawback Policy" means the Carnival Corporation & plc Clawback Policy (as amended from time to time), and other clauses that may be included in Award agreements addressing clawback and/or detrimental activity, and "Clawback" will be understood accordingly;

"Committee" means the compensation committee of the Board or a sub-committee duly authorised by it, and if no such compensation committee or sub-committee exists, the Board. For the purposes of rule 12 (Takeovers and other corporate events), it means those persons who were members of the Committee immediately before the relevant event;

"Company" means Carnival plc, registered in England and Wales with company number 04039524;

"Control" means the power of a person to secure by means of the holding of shares or the possession of voting power or by virtue of any powers conferred by any articles of association (or other document), that the affairs of a body corporate are conducted in accordance with the wishes of that person;

"Dealing Restrictions" means any internal or external restrictions on dealings or transactions in securities;

"Disability" means becoming a Leaver as a result of disability or due to a diagnosis of a terminal illness expected to result in death within 12 months (each evidenced to the satisfaction of the Committee);

"Dividend Equivalent" means a right to receive an additional amount, as set out in rule 7.3 (Dividend Equivalents);

"Employee" means any employee (including an employed Executive Director) of any Member of the Group and, for the purposes of rule 15 (Terms of employment), it includes a former employee;

"**Executive Director**" means an executive director of the Company;

"Exercise Period" means the period during which an Option may be exercised, starting when the Option Vests and ending on the date specified by the Committee under rule 2.4.5;

"**Expected Vesting Date**" means the date the Committee decides under rule 2.4 (Terms of Award);

"**Group**" means the Company and any company that is a subsidiary of the Company (within the meaning of section 1159 of the Companies Act 2006) and, for the purposes of rule 10 (Leaving), it includes Affiliates nominated for this purpose by the Committee, and "**Member of the Group**" will be understood accordingly;

"**Incentive Stock Option**" has the meaning set out in Schedule 1;

"**Leaves**" means ceasing to be an employee (and ceasing to be a director) of all Members of the Group and "**Leaving**" and "**Leaver**" will be understood accordingly;

"Market Value" on any day means:

(i) when Shares are listed on the London Stock Exchange (or, if the Committee **decides**, any other stock exchange on which the Shares are traded):

  (a) the price shown in the Stock Exchange Daily Official List (or the relevant foreign exchange list that performs a similar function) for the previous Business Day as the closing price for the Shares on that day (or if two closing prices are shown, the lower price plus one-half of the difference between those two figures); or

  (b) if the Committee decides, the average of the price determined under (a) above over up to 5 consecutive Business Days as decided by the Committee ending on the previous Business Day;

(ii) otherwise, the market value of a Share as determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992; or

(iii) in either case, such value as the Committee may decide;

"Option" means a right in the form of an option to acquire Shares granted under, and exercisable in accordance with, the Plan. Options will be granted as either Unapproved Options, Approved Options or Incentive Stock Options;

"Other Award" means an Award granted in accordance with rule 2.12 (Other Awards);

"**Other Conditions**" means any conditions imposed under rule 2.4.11;

"Participant" means a person holding or who has held an Award or, after death, that person's personal representatives;

"Performance Period" means the period in respect of which any Performance Conditions are to be satisfied;

"Performance Conditions" means any performance conditions imposed under rule 2.4.10;

"**Phantom Award**" means a conditional right granted under the Plan to receive a cash sum linked to the value of a number of notional Shares;

"Plan" means the plan constituted by these rules and its schedules known as the Carnival plc 2024 Employee Share Plan, as amended from time to time;

"**Remuneration Policy**" means the Company's Directors' Remuneration Policy as last approved by shareholders;

"Restricted Stock Unit" means a conditional right to acquire Shares granted under the Plan;

"**Restricted Stock**" means a grant of Shares under the Plan subject to a risk of forfeiture;

"**Retirement**" means retirement as determined by the Committee;

"**Share"** means a fully paid ordinary share in the capital of the Company;

"**Stock Appreciation Right**" means a conditional right granted under the Plan to acquire Shares and/or cash by reference to the increase in the Market Value of a Share;

"**Tax**" means any tax and social security charges (and/or any similar charges), wherever arising, in respect of a Participant's Award or otherwise arising in connection with that Participant's participation in the Plan;

"Unapproved Option" means an Option which is not granted as either an Incentive Stock Option or an Approved Option; and

"Vesting" means:

(i) in relation to a Restricted Stock Unit, a Participant becoming entitled to the Shares;

(ii) in relation to an Option, the Option becoming exercisable;

(iii) in relation to a Phantom Award, a Participant becoming entitled to the cash sum;

(iv) in relation to Restricted Stock, the cessation of the risk of forfeiture;

(v) in relation to a Stock Appreciation Right, a Participant becoming entitled to the Shares and/or the cash sum; and

(vi) in relation to an Other Award, the definition of Vesting specified by the Committee on the grant of such Award,

and **"Vest"**, **"Vested" and "Unvested"** will be understood accordingly.

1.2 INTERPRETATION

In this Plan, the singular includes the plural and the plural includes the singular. References to any enactment or statutory requirement will be understood as references to that enactment or requirement as amended or re-enacted and they include any subordinate legislation made under it.

1.3 AWARD TRANCHES

Where an Award is made up of different tranches with different Expected Vesting Dates, each tranche will be considered a separate Award for the purposes of interpreting and administering this Plan.

2. Granting Awards

2.1 ELIGIBILITY

The Committee may only grant an Award to someone who is an Employee on the Award Date, and may include any Employee who is on notice to terminate their employment within the Group.

2.2 TIMING OF GRANT

Awards may only be granted within 42 days starting on any of the following:

2.2.1 the day on which the Company's shareholders approve the Plan;

2.2.2 the Business Day following the day on which the Company's results are announced or, where not announced, are published for any period;

2.2.3 any day on which the Committee resolves that exceptional circumstances exist which justify the grant of Awards; and

2.2.4 the day Dealing Restrictions, which prevented the granting of Awards during the periods specified above, are lifted.

No Awards may be granted after the termination of the Plan.

2.3 GRANTING AN AWARD

Awards will be granted by deed or in any other way which ensures the Awards are contractually enforceable.

Participants will be notified of the terms of their Awards as soon as practicable.

The Committee may require Participants to accept Awards or specific terms and may provide for Awards to lapse if they are not accepted within the time specified.

The Committee may allow Participants to disclaim all or part of an Award within a specified period. If an Award is disclaimed, it will be deemed never to have been granted.

2.4 TERMS OF AWARDS

Awards are subject to the rules of the Plan.

The Committee will approve the terms of an Award, including:

2.4.1 the Award Date;

2.4.2 the Award type;

2.4.3 the number of Shares subject to the Award or the basis for calculating the number of Shares;

2.4.4 the Expected Vesting Date;

2.4.5 in the case of an Option, the Exercise Period and any amount payable to exercise the Option, which will normally be equal to the Market Value of a Share on the Award Date;

2.4.6 in the case of a Stock Appreciation Right, the strike price, which will normally be equal to the Market Value of a Share on the Award Date;

2.4.7 in the case of Restricted Stock, the risk of forfeiture provisions, any other restrictions applicable to the Shares and the consequences of breaching them, and whether dividends will not apply;

2.4.8 in the case of Restricted Stock Units, whether Dividend Equivalents will apply;

2.4.9 in the case of an Other Award, the full terms applying to such Award; and

2.4.10 if the Award is subject to any Performance Conditions, details of those Performance Conditions and the applicable Performance Period;

2.4.11 details of any Other Conditions; and

2.4.12 whether the Participant may be required to enter into any election for a particular tax and/or social security treatment in respect of an Award and/or any Shares and any consequences of failing to make the election.

2.5 DELIVERY OF RESTRICTED STOCK

In relation to Restricted Stock, the Company:

2.5.1 will arrange for the beneficial interest in the Shares subject to an Award to be transferred to the Participant as soon as practicable following acceptance of the Award by the Participant;

2.5.2 may arrange for the legal title to the Shares subject to an Award to be transferred to a nominee as soon as reasonably practicable following acceptance of the Award by the Participant;

2.5.3 may require a Participant to provide proof of continued ownership of the Shares at any time until Vesting; and

2.5.4 will bear any administrative costs and other associated costs incurred in relation to delivery of the Shares.

2.6 PERFORMANCE CONDITIONS

The Committee may (and, for Executive Directors, will) make Vesting conditional on the satisfaction of one or more Performance Conditions.

The Committee may change or waive a Performance Condition in accordance with its terms or if anything happens that causes the Committee to reasonably consider it appropriate to do so. A changed Performance Condition will not be materially less or more difficult to satisfy than the original condition was intended to be at the Award Date.

The Committee will notify any relevant Participant as soon as practicable after any change or waiver.

2.7 OTHER CONDITIONS

The Committee may impose other conditions on Vesting. The Committee may change or waive those other conditions in accordance with their terms or if anything happens which causes the Committee to reasonably consider it appropriate to do so.

The Committee will notify any relevant Participant as soon as practicable after any change or waiver.

2.8 CLAWBACK

Awards may be subject to the Clawback Policy.

If there is any discrepancy between the Clawback Policy and the Plan, the Clawback Policy will prevail.

2.9 NO PAYMENT

A Participant is not required to pay for the grant of an Award.

2.10 ADMINISTRATIVE ERRORS

If the Committee grants an Award:

2.10.1 in error, it will be deemed never to have been granted and/or will immediately lapse; and/or

2.10.2 which is inconsistent with any provisions in this Plan, it will take effect only to the extent permissible under the Plan and will otherwise be deemed never to have been granted and/or will immediately lapse.

2.11 PHANTOM AWARDS

A Phantom Award will not confer any right to receive Shares or any interest in Shares. The Plan will be interpreted and applied to reflect the fact that Phantom Awards are granted in respect of notional Shares only and are settled in cash rather than Shares.

2.12 OTHER AWARDS

The Committee may decide to grant an Other Award, subject to such terms and conditions as the Committee will specify when granting the Award. Such an Award may be structured and organised as the Committee sees fit. The Award may be granted in relation to any securities, instruments, cash or other property.

3. Participant Limits

3.1 LIMITS

Awards to Executive Directors may only be granted in accordance with the limits set out in the Remuneration Policy.

Awards granted to any individual Participant may not exceed:

3.1.1 in the case of Options and/or Stock Appreciation Rights, 3,000,000 Shares during any period of 36 consecutive months;

3.1.2 in the case of Awards subject to Performance Conditions, 1,000,000 Shares per financial year (but where a Performance Period includes more than 1 financial year, each financial year will count separately for the purposes of this limit); and

3.1.3 in the case of Awards subject to Performance Conditions and denominated in cash, USD10,000,000 per financial year (but where a Performance Period includes more than 1 financial year, each financial year will count separately for the purposes of this limit).

In the case of Awards settled other than in Shares, the limits in rules 3.1.1 and 3.1.2 apply on the basis of the Market Value of a Share on the date of settlement.

4. Share Dilution Limits

4.1 SHARE LIMITS

An Award may not be granted that would cause:

4.1.1 the total number of Shares that have been Allocated in the previous 10 years (or could still be Allocated by virtue of rights granted) under the Plan and under any other employee share plans operated by the Company to exceed 10% of the ordinary share capital of the Company in issue; or

4.1.2 the total number of Shares that have been Allocated in the previous 10 years (or could still be Allocated by virtue of rights granted) under the Plan and under any other discretionary employee share plans operated by the Company to exceed 5% of the ordinary share capital of the Company in issue.

4.2 CALCULATING THE NUMBER OF SHARES

For the purposes of this rule 4 (Share dilution limits):

4.2.1 Shares are considered to be "**Allocated**" when allotted and issued as new shares, or transferred from treasury. However, if relevant institutional investor guidelines cease to require treasury shares to be taken into account for these purposes, then treasury Shares will not count towards these Share limits;

4.2.2 where there has been a variation in the share capital of the Company as described in rule 13 (Variations in share capital), the number of Shares taken into account for the purposes of the Share limits will be adjusted as the Committee considers appropriate to take account of the variation.

5. Vesting and Exercise of Awards

5.1 TIMING OF VESTING

An Award will Vest on the latest of:

5.1.1 the Expected Vesting Date;

5.1.2 the date it is decided that any Performance Conditions are satisfied; and

5.1.3 the date it is decided that any Other Conditions are satisfied.

5.2 EXTENT OF VESTING

An Award will Vest to the extent that the Committee decides that any Performance Conditions and/or Other Conditions are satisfied.

5.3 FRACTIONS

Where an Award would otherwise Vest over a fraction of a Share, the number of Shares that will Vest will be rounded down to the nearest whole Share.

5.4 OVERRIDING DISCRETION

The Committee may reduce (including to zero) the extent to which an Award will Vest if it considers the extent of Vesting would otherwise not be appropriate, including when considering:

5.4.1 the wider performance of any Member of the Group, any business unit/area or team;

5.4.2 the conduct, capability or performance of the Participant;

5.4.3 the experience of stakeholders;

5.4.4 any windfall gains; or

5.4.5 the total value that would otherwise be received by the Participant compared to the maximum value that the Award was intended to deliver.

5.5 PROCESS FOR EXERCISE OF OPTIONS OR STOCK APPRECIATION RIGHTS

A Participant may exercise an Option or Stock Appreciation Right by giving notice at any time during the Exercise Period in the manner decided by the Committee.

The exercise of an Option or Stock Appreciation Right is effective on the date of receipt of the notice (and the exercise price, if required).

An Option or Stock Appreciation Right may be exercised in full or in part and on more than one occasion.

6. Lapsing

6.1 LAPSE

An Award will lapse to the extent any part of it is no longer capable of Vesting (or of being exercised).

To the extent an Award lapses, it cannot Vest or be exercised under any other provision of the Plan. This means that, to the extent the Award lapses, the Participant has no right to receive the Shares (or retain them, in the case of Restricted Stock) or cash comprised in the Award.

Following the lapse of Restricted Stock, to the extent that the Award lapses:

6.1.1 the beneficial title to the Shares will immediately transfer to the Company or such other person as the Committee specifies;

6.1.2 the legal title to the Shares will be transferred to the Company, or such other person as the Committee specifies, as soon as practicable, and the Participant will enter into such documents and take all actions that the Company requires to effect or facilitate the transfer; and

6.1.3 the Committee may require the Participant to appoint a person to act as their agent and/or attorney to effect any transfers or take any actions required in respect of the Shares.

7. Settlement of Awards

7.1 DELIVERY OF SHARES OR CASH

If an Award (other than Restricted Stock) Vests, the Committee will arrange for the delivery of Shares or cash to the Participant as soon as practicable after Vesting or, in the case of an Option or a Stock Appreciation Right, exercise.

A Stock Appreciation Right will be settled by the delivery of Shares (or cash) which has a Market Value of the difference between the strike price and the Market Value of a Share on the date of settlement multiplied by the number of Shares over which the Stock Appreciation Right is exercised.

If Restricted Stock Vests, the Committee will arrange for the legal interest in the Shares to be delivered to the Participant (if not already transferred) and all restrictions over the Shares will be released.

7.2 PHANTOM AWARD PAYMENT

In the case of a Phantom Award, the cash sum will be equal to the aggregate Market Value of the notional Shares which have Vested.

7.3 DIVIDEND EQUIVALENTS

Where a Restricted Stock Unit includes Dividend Equivalents, the Participant will receive an amount equal to the dividend, the record date for which falls between the Award Date and Vesting, multiplied by the number of Shares in respect of which the Award Vests. Dividend Equivalents will be calculated on such basis as the Committee decides. Special dividends will not be included, unless the Committees decides otherwise.

Any Dividend Equivalents may be paid in cash or in such whole number of Shares (rounded down) that have an aggregate Market Value at Vesting which is closest to that amount. Dividend Equivalents will be paid on the same date and the same terms as the related Award.

7.4 NOMINEE

Shares may be delivered to and held by a nominee on behalf of the Participant.

7.5 SHAREHOLDER RIGHTS

Shares issued in connection with this Plan will rank equally in all respects with the Shares in issue on that date.

Participants will only be entitled to rights attaching to Shares from the date of the allotment or transfer to them.

7.6 CASH ALTERNATIVE

The Committee may choose to settle any Award partly or fully in cash. The Participant will have no right to acquire the Shares in respect of which an Award has been settled in cash.

7.7 SHARE TRANSFER TAX

The Committee will arrange payment of any share transfer taxes on settlement.

8. Investigations

8.1 RELEVANT INVESTIGATION

This rule applies where an investigation is ongoing that might lead to Clawback being triggered in relation to a Participant's Award.

8.2 IMPACT OF INVESTIGATION

If an investigation is ongoing then, unless the Committee decides otherwise:

8.2.1 the Participant's Award will not Vest;

8.2.2 if it is Restricted Stock, the restriction on transfer will not lift and the risk of forfeiture will not end;

8.2.3 if it is an Option or Stock Appreciation Right, exercise will be suspended; and

8.2.4 where relevant, the Participant's Award will not be settled,

until the investigation is concluded and then any Award will only Vest, be exercisable, be released, or be settled as determined by the Committee. If the Exercise Period of an Option or Stock Appreciation Right would otherwise have ended, the Committee can decide to extend the period and "Exercise Period" will be understood accordingly.

9. Dealing Restrictions

9.1 APPLICATION OF RULE

This rule applies if Dealing Restrictions would prohibit the exercise of an Option or a Stock Appreciation Right, delivering or arranging delivery of Shares or cash to settle and Award, and/or the Participant from selling Shares, if required to discharge Tax.

9.2 IMPACT OF DEALING RESTRICTIONS

If Dealing Restrictions apply, then:

9.2.1 an Unvested Award will not Vest until the Dealing Restrictions cease to apply;

9.2.2 any exercise will take effect on the Business Day after the Dealing Restrictions cease to apply;

9.2.3 if an Exercise Period would otherwise end before the Dealing Restrictions cease to apply, it will be extended to end 30 days after the Dealing Restrictions cease to apply and "Exercise Period" will be understood accordingly; and

9.2.4 the delivery of Shares or cash to settle an Award will not occur until the Dealing Restrictions cease to apply,

unless the Committee decides otherwise.

10. Leaving

10.1 LEAVING—BEFORE VESTING

Where a Participant Leaves before Vesting, the Award will lapse on the date the Participant Leaves, unless other provisions of this rule 10 (Leaving) apply.

If a Participant Leaves due to Retirement before Vesting, an Option and/or Stock Appreciation Right will:

10.1.1 continue until the normal date of Vesting, unless the Committee decides to accelerate Vesting; and

10.1.2 Vest and become exercisable in accordance with the Plan and the terms of the Award.

Where an Option and/or Stock Appreciation Right consists of tranches, rules 10.1.1 and 10.1.2 will be interpreted to apply only to the tranche of the Option and/or Stock Appreciation Right that would otherwise have Vested next (save for the Participant Leaving).

10.2 LEAVING—AFTER VESTING

If a Participant Leaves after Vesting, the Award will:

10.2.1 continue in accordance with the Plan;

10.2.2 in the case of an Option and/or Stock Appreciation Right, be exercisable for a period until the earlier of:

(i) the end of the normal Exercise Period; and

(ii) 3 months (12 months in the case of the Participant's death) from the date the Participant Leaves (or such longer period as the Committee decides),

and will then lapse;

10.2.3 Notwithstanding rule 10.2.2, if a Participant Leaves due to Retirement after Vesting, an Option and/or Stock Appreciation Right will:

(i) continue until the normal date of Vesting, unless the Committee decides to accelerate Vesting; and

(ii) Vest and become exercisable in accordance with the Plan and the terms of the Award.

If a Participants leaves after the Vesting of their Award as a result of Disability at a time when they were entitled to Retire, the Participant's Award will be subject to the more favourable of rule 10.2.2 (as if the Participant had died) and rule 10.2.3.

10.3 CAUSE

If, at any time, a Participant Leaves for Cause, then that Participant's Awards will immediately lapse.

11. Mobile Participants

11.1 APPLICATION OF RULE

If a Participant moves from one jurisdiction to another or becomes tax resident in a different jurisdiction and, as a result, there may be adverse legal, regulatory or tax consequences for the Participant and/or a Member of the Group in connection with an Award then the Committee may adjust that Participant's Award so that the Award is on such terms, subject to such conditions and over such shares (or other type of securities or cash) as the Committee may consider appropriate.

11.2 CANCELLATION

If the Committee decides that the adjustment of an Award under rule 11.1 (Application of rule) is not practicable or appropriate, the Committee may decide that the Award will lapse.

11.3 NOTIFYING PARTICIPANTS

The Committee will notify affected Participants of any adjustment or decision made under this rule 11 (Mobile Participants) as soon as practicable.

12. Takeovers and Other Corporate Events

12.1 TAKEOVERS

For the purposes of this rule 12 (Takeovers and other corporate events), a takeover occurs when:

12.1.1 a general offer to acquire Shares made by a person (or a group of persons acting in concert) becomes wholly unconditional;

12.1.2 under Section 895 of the Companies Act 2006, a court sanctions a compromise or arrangement in connection with the acquisition of Shares; or

12.1.3 a person (or a group of persons acting in concert) obtains Control of the Company in any other way.

12.2 OTHER CORPORATE EVENTS

If the Company is or may be affected by:

12.2.1 any demerger, delisting, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Committee, might affect the current or future value of any Award; or

12.2.2 any reverse takeover (not within rule 12.2.1 above), merger by way of a dual listed company or other significant corporate event, as determined by the Committee,

the Committee may decide that, for the purposes of this this rule 12 (Takeovers and other corporate events), such event should be treated as if it were a takeover event within rule 12.1 (Takeovers).

12.3 TIME OF VESTING

Where one of the events set out in rule 12.1 (Takeovers) occurs or the Committee decides pursuant to rule 12.2 (Other corporate events) that an event should be treated in the same way as a takeover, the Committee may decide that Awards will Vest to the extent provided in rule 12.5 (Extent of Vesting) on the date of such event. Where an Award consists of tranches, the Committee may decide which Unvested tranches of the Award will Vest under this rule 12.3 (Time of Vesting).

12.4 TERMINATION OF EMPLOYMENT

Where this rule 12 (Takeovers and other corporate events) applies, and a Participant's employment with all members of the Group is terminated within the period of 12 months following the relevant event (other than for Cause), the Participant's Awards will immediately Vest to the extent provided in rule 12.5 (Extent of Vesting).

12.5 EXTENT OF VESTING

If this rule 12.5 (Extent of Vesting) applies, an Award will Vest:

12.5.1 to the extent that the Committee decides any applicable Performance Conditions have been satisfied as measured over the Performance Period, or if the Performance Period has not yet ended, to the extent the Committee estimates any Performance Conditions would be satisfied over the Performance Period (or such other period as the Committee decides is appropriate); and

12.5.2 to the extent that the Committee decides any Other Conditions have been satisfied, unless the Committee decides otherwise,

and, to the extent the Participant's Award does not Vest, it will then lapse.

12.6 EXERCISE

Where an Option or Stock Appreciation Right Vests pursuant to this rule 12 (Takeovers and other corporate events) or was already Vested, it will be exercisable for a period of 1 month or such other period as the Committee decides from the date of the relevant event and will then lapse.

This will not extend any Exercise Period that would otherwise apply to an Award.

13. Variations in Share Capital

13.1 ADJUSTMENT OF AN AWARD

If there is:

13.1.1 a variation in the share capital of the Company, including a capitalisation or rights issue, open offer, sub-division, consolidation or reduction of share capital;

13.1.2 a demerger (in whatever form);

13.1.3 a special dividend or distribution; or

13.1.4 any other transaction which the Committee decides will materially affect the value of the Shares,

and where the Committee has not decided pursuant to rule 12.2 (Other corporate events) that such event will be treated as a takeover, the Committee may adjust the number or class of the Shares to which an Award relates in such manner as the Committee considers appropriate.

The Committee will notify affected Participants of any adjustment made under this rule 13.1 (Adjustment of an Award) as soon as practicable.

Where the Committee decides that the adjustment of an Award under this rule 13.1 (Adjustment of an Award) is not practical or appropriate, the Committee may decide that the Award will Vest on the date of the variation in share capital to the extent provided in rule 12.5 (Extent of Vesting).

14. Tax

14.1 WITHHOLDING

Any Member of the Group, any employing company, the trustee of any relevant employee benefit trust or any third-party provider nominated by the Committee may make withholding arrangements as set out in this rule 14.1 (Withholding).

A withholding entity may make such withholding arrangements as it considers necessary or desirable, including making deductions from any cash payment owed to the Participant.

Withholding arrangements may include the sale on behalf of the Participant of some or all of the Shares to which the Participant is entitled under the Plan or deduction from cash payments.

An entity may withhold to meet any liability for Tax, to collect any outstanding exercise price and to meet any applicable dealing and/or currency exchange costs and other associated costs.

14.2 PARTICIPANT INDEMNITY

A Participant will, if requested, indemnify the Group for the Participant’s liability for Tax.

15. Terms of Employment

15.1 APPLICATION

This rule 15 (Terms of employment) applies during an Employee’s employment and after the termination of an Employee’s employment, whether or not the termination is lawful.

15.2 NOT PART OF EMPLOYMENT CONTRACT

Nothing in the rules of the Plan or the operation of the Plan forms part of an Employee's contract of employment or alters it. The rights and obligations arising from the employment or former employment relationship between the Employee and the relevant Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, employment (continued or otherwise).

15.3 NO FUTURE EXPECTATION

No Employee has a right to participate in the Plan. Participation in the Plan or the grant of an Award on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of an Award on the same, or any other, basis (or at all) in the future.

15.4 DECISIONS AND DISCRETION

The terms of the Plan do not entitle the Employee to the exercise of any discretion in the Employee's favour. The Employee will have no claim or right of action in respect of any decision, omission or discretion which may operate to the disadvantage of the Employee.

15.5 NO COMPENSATION

No Employee has any right to compensation or damages for any loss (actual or potential) in relation to the Plan, including any loss in relation to:

15.5.1 any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

15.5.2 any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure or delay to exercise a discretion or take a decision; and

15.5.3 the operation, suspension, termination or amendment of the Plan.

15.6 WAIVER

By participating in the Plan, an Employee agrees to waive all rights which might otherwise arise under the Plan, other than the right to acquire Shares or cash (as appropriate) subject to and in accordance with the explicit rules of the Plan, in consideration for and as a condition of the grant of an Award.

16. General

16.1 DATA PROTECTION

Participation in the Plan will be subject to:

16.1.1 any data protection policies applicable to any relevant Member of the Group;

16.1.2 any applicable privacy notices; and

16.1.3 where required, any applicable consents.

16.2 CONSENTS AND FILINGS

All allotments, issues and transfers of Shares or cash payments will be subject to the Company's articles of association and any necessary consents or filings required in any relevant jurisdiction. The Participant will be responsible for complying with any requirements needed in order to obtain, or to avoid the necessity for, any such consents or filings.

16.3 SOURCE OF SHARES

Awards may be settled using newly issued Shares, Shares transferred from treasury and Shares purchased in the market.

16.4 LISTING

If, and for as long as the Shares are listed on the London Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares are traded), the Company will apply as soon as practicable for the listing and admission to trading on such exchange of any Shares issued in connection with the Plan.

16.5 NOTICES

Any notice or other communication required under this Plan will be given in writing, which may include electronic means.

Any notice or other communication to be given to an Employee or Participant may be delivered by electronic means (including by email, through the Group's intranet or a share plan portal), personally delivered or sent by ordinary post to such address as the Committee reasonably considers appropriate.

Any notice or other communication to be given to the Company or its agents may be delivered or sent to its registered office or such other place and by such means as the Committee or the Company's agents may specify and notify to Employees and/or Participants, as relevant.

Notices or other communications:

16.5.1 sent electronically will be deemed to have been received immediately (if sent during usual business hours) or at the opening of business on the next Business Day (if sent outside usual business hours);

16.5.2 that are personally delivered will be deemed to have been received when left at the relevant address (if left during usual business hours) or at the opening of business on the next Business Day (if left outside usual business hours); and

16.5.3 sent by post will be deemed to have been received 24 hours after posting to a UK address or 3 days after posting to an address outside the UK,

unless there is evidence to the contrary.

All notices or communications to be given to Employees or Participants are given and sent at the risk of the addressee. No Member of the Group has any liability in respect of any notice or communication given or sent, nor need they be concerned to see that the addressee actually receives it.

16.6 THIRD PARTY RIGHTS

Except as otherwise expressly stated to the contrary, nothing in the Plan confers any benefit, right or expectation on any person other than an Employee, Participant or Member of the Group. No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 (or any similar legislation in an overseas jurisdiction) to enforce any rule of this Plan.

16.7 BANKRUPTCY

A Participant's Award will lapse if the Participant becomes bankrupt or enters into a compromise (or any overseas equivalent) with the Participant's creditors generally, other than where the compromise (or overseas equivalent) is entered into by the Participant voluntarily and at the Participant's complete discretion.

16.8 NOT PENSIONABLE

None of the benefits that may be received under the Plan are pensionable.

16.9 NOT TRANSFERABLE

A Participant's Award will lapse if the Participant transfers, assigns, charges or otherwise disposes of the Award or any of the rights in respect of it, whether voluntarily or involuntarily (other than to that Participant's personal representatives on death).

16.10 CURRENCY CONVERSIONS

Any conversion of money into different currencies (whether notional or actual) will be done at a time and rate of exchange that the Committee decides.

No Member of the Group will be liable for any loss due to movements in currency exchange rates or conversion or money transfer charges.

16.11 NO LIABILITY FOR DELAY

No Member of the Group will be liable for any loss arising from any delay in giving effect to any notice or communication received from an Employee or Participant or in procuring a sale, allotment or transfer of any Shares.

17. Administration

17.1 ADMINISTRATION OF THE PLAN

The Plan will be administered by the Committee, which has authority to take such action in relation to, or make such rules and regulations for, the administration of the Plan as it considers necessary or desirable, or where appropriate to amend or waive any such rules or regulations.

In administering the Plan, the Committee has authority to take or approve actions including (without limitation) correcting a defect or omission or reconciling any inconsistency so that the Plan or any Award complies with applicable law, regulation or listing requirements and so as to avoid unanticipated consequences or address unanticipated events (including the temporary closure of the stock exchange on which Shares are listed, disruption of communications or natural catastrophe) which the Committee considers are inconsistent with the purposes of the Plan or any Award provided that no amendments may be made which would contravene the provisions of rule 18 (Changing the Plan and termination).

The Committee may delegate any and all of its rights and powers under the Plan.

17.2 COMMITTEE DECISIONS

All decisions of the Committee in connection with the Plan and its interpretation and the terms of any Awards (including in any dispute) will be final and conclusive.

The Committee will decide whether and how to exercise any discretion in the Plan.

17.3 SEVERANCE OF RULES

If any provision of the Plan is held to be invalid, illegal or unenforceable for any reason by any court with jurisdiction then, for the purposes of that jurisdiction only:

17.3.1 such provision will be deleted; and

17.3.2 the remaining provisions will continue in full force and effect,

unless the Committee decides otherwise.

17.4 LANGUAGE

Where there is any conflict between the terms of the English version of the Plan, the Awards and/or any ancillary documents and a version in any other language, the English language version will prevail.

17.5 DEALING RESTRICTIONS

Each person will have regard to Dealing Restrictions when operating, interpreting, administering, participating in and/or taking any other action in relation to the Plan.

18. Changing the Plan and Termination

18.1 GENERAL POWER

The Committee may change the Plan in any way and at any time.

18.2 SHAREHOLDER APPROVAL

The Committee will obtain prior approval of shareholders by ordinary resolution for any change to the Plan which is to the advantage of present or future Participants and which relates to any of the following:

18.2.1 the persons who may receive Shares or cash under the Plan;

18.2.2 the total number or amount of Shares or cash which may be delivered or paid under the Plan;

18.2.3 the maximum entitlement for any Participant;

18.2.4 the basis for determining a Participant's entitlement to, and the terms of, Shares or cash provided under the Plan and the rights of a Participant in the event of a variation made under rule 13.1.1; and

18.2.5 this rule 18.2 (Shareholder approval).

18.3 SHAREHOLDER APPROVAL—MINOR CHANGES EXCEPTION

The Committee need not obtain shareholder approval for any minor changes to the Plan which are to:

18.3.1 benefit the administration of the Plan;

18.3.2 comply with or take account of a change in legislation; and/or

18.3.3 obtain or maintain favourable tax, exchange control or regulatory treatment of any Member of the Group or any present or future Participant.

18.4 PARTICIPANT CONSENT

If a proposed change would be to the material disadvantage of one or more Participants in respect of existing rights under the Plan, then the Committee must obtain the written consent of the affected Participant(s).

18.5 PARTICIPANT CONSENT—MINOR CHANGES EXCEPTION

The Committee need not obtain Participant consent for any minor changes which are to:

18.5.1 benefit the administration of the Plan;

18.5.2 comply with or take account of a change in legislation; and/or

18.5.3 obtain or maintain favourable tax, exchange control or regulatory treatment of any Member of the Group or any present or future Participant.

18.6 PARTICIPANT CONSENT—MAJORITY CONSENT EXCEPTION

The Committee need not obtain the consent of a Participant if:

18.6.1 the Committee invites each disadvantaged Participant to indicate whether or not they approve the change; and

18.6.2 the majority of the Participants (by 1) who were invited and who make an indication approve the change.

18.7 NOTICE OF CHANGE

The Committee will give written notice of changes to Participants whose Awards are materially affected.

18.8 INTERNATIONAL VARIATIONS

The Committee may establish plans or schedules based on the Plan, but modified to take account of any local tax, exchange control or securities laws in other jurisdictions, provided that any Awards made under such plans or schedules are subject to the limits set out in rule 3 (Participant limits) and 4 (Share dilution limits).

18.9 TERMINATION OF THE PLAN

The Plan will terminate on the date of the Company's annual general meeting in 2033 (or on such earlier date as the Committee decides). Termination will not affect existing rights under the Plan.

19. Governing Law and Jurisdiction

The laws of England and Wales govern the Plan and all Awards. The courts of England and Wales have exclusive jurisdiction in respect of any disputes arising in connection with the Plan or any Award.

Schedule 1
Awards granted to US Taxpayers

The purpose of this Schedule is to make certain variations to the terms of the Plan in the case of its operation for Employees and Participants who are US Taxpayers. In the event that a Participant becomes a US Taxpayer after the Award Date, then the Participant's Awards will immediately be modified in a manner consistent with the provisions of this Schedule.

1. Meaning of Words Used

In this Schedule:

"**Award Date**" for an Incentive Stock Option means the date of grant on which the Incentive Stock Option is granted, as determined under Section 1.421-1(c) of the Treasury Regulations, and for an Unapproved Option granted pursuant to Paragraph 2.2 of this Schedule or a Stock Appreciation Right granted pursuant to Paragraph 4 of this Schedule, means the date of grant as determined under Section 1.409A-1(b)(5)(vi)(B)(1) of the Treasury Regulations;

"Code" means the US Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated and other official guidance issued under it, collectively, and "**Treasury Regulations**" will be understood accordingly;

"**Greater Than 10% Shareholder**" means an Employee then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any "subsidiary corporation" (as defined in Section 424(f) of the Code) with respect to the Company or "parent corporation" (as defined in Section 424(e) of the Code) with respect to the Company;

"**Incentive Stock Option**" means an Option granted to a US Taxpayer under the Plan which is designated by the Committee as an Incentive Stock Option and which satisfied the requirements of Section 422 of the Code;

"Market Value" on any day means:

(i) for an Incentive Stock Option granted pursuant to Paragraph 3.1 of this Schedule, an Unapproved Option granted pursuant to Paragraph 2.2 of this Schedule or a Stock Appreciation Right granted pursuant to Paragraph 4 of this Schedule, when Shares are listed on the London Stock Exchange (or, if the Committee decides, any other stock exchange on which the Shares are traded),the price shown in the Stock Exchange Daily Official List (or the relevant foreign exchange list that performs a similar function) for the previous Business Day as the closing price for the Shares on that day (or if two closing prices are shown, the lower price plus one-half of the difference between those two figures); or

(ii) otherwise, for an Incentive Stock Option granted pursuant to Paragraph 3.1 of this Schedule, the fair market value of a Share as determined in a manner consistent with Section 1.422-2 of the Treasury Regulations, and for an Unapproved Option granted pursuant to Paragraph 2.2 of this Schedule or a Stock Appreciation Right granted pursuant to Paragraph 4 of this Schedule the fair market value of a Share as determined in a manner consistent with Section 1.409A-1(b)(5)(iv) of the Treasury Regulations;

"**Section 409A Payment Period**" means the period commencing on the date that is 30 days before the applicable Section 409A Permissible Payment Event and ending on 31 December following the Section 409A Permissible Payment Event, or if later, the 15th day of the third month following the applicable Section 409A Permissible Payment Event;

"**Section 409A Permissible Payment Event**" means one of the following:

(i) a specified date;

(ii) the "separation from service" of the Participant (within the meaning given such term by Section 1.409A-3(a)(1) of the Treasury Regulations);

(iii) the death of the Participant;

(iv) the "disability" of the Participant (within the meaning given such term by Section 1.409A-3(i)(4) of the Treasury Regulations); or

(v) a "change in the ownership" of the Company, a "change in effective control of the Company", or a "change in the ownership of a substantial portion of the assets" of the Company (each within the meaning given such term by Section 1.409A-3(i)(5) of the Treasury Regulations);

"**Short-Term Deferral Exemption**" means the exemption to Section 409A of the Code provided by Section 1.409A-1(b)(4) of the Treasury Regulations;

"**Short-Term Deferral Period**" means the period commencing on the date that an Award first is no longer subject to a "substantial risk of forfeiture" for the purposes of Section 409A of the Code and ending upon the 15th day of the third month following the end of the Taxable Year in which such Award first is no longer subject to the substantial risk of forfeiture. The application of rule 8 (Investigations) to an Award granted to a US Taxpayer will not impose an additional, or extend the existing, substantial risk of forfeiture applicable to the Award for the purposes of Section 409A of the Code;

"**Stock Rights Exemption**" means the exemption to Section 409A of the Code provided by Section 1.409A-1(b)(5) of the Treasury Regulations;

"**Taxable Year**" means the calendar year or, if later, the end of the taxable year of the Member of the Group that employs the US Taxpayer;

"**Termination of Employment**" for an Incentive Stock Option means, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship that interrupts employment for the purposes of Section 422(a)(2) of the Code; and

"**US Taxpayer**" means an Employee or Participant who is subject to US federal income taxation on the Award Date, or who is expected to become subject to US federal income taxation following the Award Date, or who becomes subject to US federal income taxation following the Award Date but prior to the date upon which any part of the Award Vests.

2. Unapproved Options

2.1 GRANT OF UNAPPROVED OPTIONS

Unapproved Options granted under the Plan to US Taxpayers shall be made pursuant to:

2.1.1 Paragraph 2.2 of this Schedule to qualify for the Stock Rights Exemption;

2.1.2 Paragraph 2.3 of this Schedule to qualify for the Short-Term Deferral Exemption; or

2.1.3 Paragraph 2.4 of this Schedule to comply with the requirements of Section 409A of the Code.

Any Unapproved Option granted to a US Taxpayer who is on notice to terminate their employment within the Group (save where the Participant will continue to be employed by another Member of the Group) will be granted either pursuant to Paragraph 2.2 of this Schedule to qualify for the Stock Rights Exemption or pursuant to Paragraph 2.4 of this Schedule to comply with the requirements of Section 409A of the Code.

2.2 STOCK RIGHTS EXEMPTION

Notwithstanding any of the rules of the Plan, Unapproved Options granted pursuant to this Paragraph 2.2 will have an exercise price no less than the Market Value of a Share on the Award Date, must be taxable upon exercise and may not include any feature for the deferral of compensation beyond the exercise of the Option.

2.3 SHORT-TERM DEFERRAL EXEMPTION

Notwithstanding any of the rules of the Plan, Unapproved Options granted pursuant to this Paragraph 2.3 must be exercised no later than the end of the Short-Term Deferral Period. In the event that the Option cannot be exercised by the end of the Short-Term Deferral Period because the exercise of the Option would have violated applicable law, then to the extent permissible under Section 1.409A-1(b)(4)(ii) of the proposed Treasury Regulations, such exercise may be delayed so long as the Option is then exercised at the earliest date at which it is reasonably anticipated that such law no longer prevents such exercise.

If a US Taxpayer Leaves for a Good Leaver Reason other than death or an investigation is ongoing pursuant to rule 8 (Investigations) of the Plan, and in accordance with the foregoing paragraph, the Option is exercised before the Expected Vesting Date or the investigation is concluded, respectively, the Shares or cash (as the case may be) acquired by the US Taxpayer may not be transferred, assigned or otherwise disposed of by or on behalf of the US Taxpayer before the Expected Vesting Date or of the date that the investigation is concluded, respectively, other than:

2.3.1 to the US Taxpayer's personal representatives in the event of the US Taxpayer's subsequent death;

2.3.2 to a nominee on behalf of the US Taxpayer;

2.3.3 in accordance with rule 14.1 (Withholding) of the Plan to fund any liability for Tax (as well as any outstanding exercise price and any applicable dealing and/or currency exchange costs and other associated costs);

2.3.4 due to any Clawback being triggered; or

2.3.5 if the Committee decides otherwise.

2.4 SECTION 409A COMPLIANT

Notwithstanding any of the rules of the Plan, Unapproved Options granted pursuant to this Paragraph 2.4 will only be exercisable during the Section 409A Payment Period following the first to occur of one or more specified Section 409A Permissible Payment Events set forth in the terms of the Option. In the event that the Option cannot be exercised by the end of the Section 409A Payment Period because the exercise of the Option would have violated applicable law, then to the extent permissible under Section 1.409A-2(b)(7)(ii) of the Treasury Regulations, such exercise may be delayed so long as the Option is then exercised at the earliest date at which it is reasonably anticipated that such law no longer prevents such exercise.

3. Incentive Stock Options

3.1 GRANT OF INCENTIVE STOCK OPTIONS

Notwithstanding any of the rules of the Plan, Incentive Stock Options granted under the Plan to US Taxpayers shall comply with the requirements of this Paragraph 3. Each Option that is intended to be an Incentive Stock Option shall indicate that the Option is intended to be an Incentive Stock Option.

3.2 ELIGIBLE EMPLOYEES

Only US Taxpayers who are employees of the Company or of a Member of the Group that is a "parent corporation" or a "subsidiary corporation" within the meaning of Section 424(e) and Section 424(f) of the Code, respectively, on the Award Date are eligible to receive Incentive Stock Options.

3.3 AWARD DATE

For an Option to qualify as an Incentive Stock Option, the Option must be granted within 10 years from the earlier of the adoption and stockholder approval of the Plan.

3.4 EXERCISE PRICE AND EXPIRATION DATE

3.4.1 Except as otherwise provided by the Paragraph 3.4.2 of this Schedule, the exercise price for a Share subject to an Incentive Stock Option may not be less than the Market Value of a Share on the Award Date and the Exercise Period of the Incentive Stock Option may not exceed 10 years from the Award Date; and

3.4.2 For a US Taxpayer who is a Greater Than 10% Shareholder, the exercise price for a Share subject to an Incentive Stock Option may not be less than 110% of the Market Value of a Share on the Award Date and the Exercise Period of the Incentive Stock Option may not exceed five years from the Award Date.

3.5 MAXIMUM NUMBER OF STOCK GRANTED AS INCENTIVE STOCK OPTIONS

The maximum number of Shares with respect to Incentive Stock Options that may be issued under the Plan and this Schedule is 10,000,000.

3.6 INDIVIDUAL LIMIT

The aggregate "fair market value" for purposes of Section 422 of the Code, determined at the Award Date, of the number of Shares with respect to which Incentive Stock Options first become exercisable by a US Taxpayer in any calendar year under the Plan (and any incentive stock options under any other plan required to be taken into account under Section 422(d) of the Code) shall not exceed USD100,000. To the extent that this USD100,000 limit is exceeded, the Option will be treated as an Unapproved Option granted pursuant to Paragraph 2.2 of this Schedule and as a nonqualified stock option for US tax purposes. The rule set forth in the immediately preceding sentence shall be applied by taking Incentive Stock Options and other incentive stock options into account in the order in which they were granted.

3.7 TRANSFERS

During the lifetime of the US Taxpayer, the Incentive Stock Option may only be exercised by the US Taxpayer.

3.8 CONTINUOUS EMPLOYMENT

To qualify for incentive stock option tax treatment under Section 421(a) of the Code, a US Taxpayer must exercise the Option while in continuous employment with the Company (or a "parent corporation" or "subsidiary corporation" within the meaning of Section 424(e) and Section 424(f) of the Code, respectively) since the Award Date or within three months following Termination of Employment (one year in the event of Termination of

Employment due to a "permanent and total disability" (as defined by Section 22(e) of the Code) or until the end of the Exercise Period in the event of Termination of Employment due to death).

3.9 DISQUALIFYING DISPOSITION

Incentive stock option tax treatment under Section 421(a) of the Code will not apply to Shares acquired upon exercise of an Incentive Stock Option if such Shares are disposed of in a disqualifying disposition on or before the later of (i) two years from the Award Date of such Incentive Stock Option, and (ii) one year from the date of exercise of such Incentive Stock Option.

If a disqualifying disposition occurs, the US Taxpayer shall give the Company prompt written or electronic notice of the disposition. Such notice shall specify the date of such disqualifying disposition and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the US Taxpayer in such disqualifying disposition.

3.10 SHAREHOLDER APPROVAL

The Committee will obtain prior approval of shareholders by ordinary resolution for any change to this Schedule which relates to the maximum number of Shares that may be issued as Incentive Stock Options in Paragraph 3.5 or the employees (or class or classes of employees) eligible to receive Incentive Stock Options in Paragraph 3.2.

4. Stock Appreciation Rights

Notwithstanding any of the rules of the Plan, Stock Appreciation Rights granted under the Plan to US Taxpayers will have a strike price no less than the Market Value of a Share on the Award Date, must be taxable upon exercise and may not include any feature for the deferral of compensation beyond the exercise of the Stock Appreciation Rights.

5. Restricted Stock Units, Phantom Awards and Other Awards

5.1 GRANT OF RESTRICTED STOCK UNITS, PHANTOM AWARDS AND OTHER AWARDS

Restricted Stock Units, Phantom Awards and Other Awards (and any Dividend Equivalents in respect of such Awards) granted under the Plan to US Taxpayers shall be made pursuant to:

5.1.1 Paragraph 5.2 of this Schedule to qualify for the Short-Term Deferral Exemption; or

5.1.2 Paragraph 5.3 of this Schedule to comply with the requirements of Section 409A of the Code.

Any Restricted Stock Units, Phantom Awards and Other Awards granted to a US Taxpayer who is on notice to terminate their employment within the Group (save where the Participant will continue to be employed by another Member of the Group) will be granted pursuant to Paragraph 5.3 of this Schedule to comply with the requirements of Section 409A of the Code.

5.2 SHORT-TERM DEFERRAL EXEMPTION

Notwithstanding any of the rules of the Plan, Restricted Stock Units, Phantom Awards and Other Awards (and any Dividend Equivalents in respect of such Awards) granted pursuant to this Paragraph 5.2 must be settled under rule 7 (Settlement of Awards) of the Plan no later than the end of the Short-Term Deferral Period. In the event that such an Award (or any Dividend Equivalents in respect of such Awards) cannot be settled by the end of the Short-Term Deferral Period because settlement would have violated applicable law, then to the extent permissible under Section 1.409A-1(b)(4)(ii) of the proposed Treasury Regulations, such settlement may be delayed so long as the Award (or any Dividend Equivalents in respect of such Awards) is then settled at the earliest date at which it is reasonably anticipated that such law no longer prevents such settlement.

If a US Taxpayer Leaves for a Good Leaver Reason other than death or an investigation is ongoing pursuant to rule 8 (Investigations) of the Plan, and in accordance with the foregoing paragraph, the Award (and any Dividend Equivalents in respect of such Awards) is settled before the Expected Vesting Date or the investigation is concluded, respectively, the Shares or cash (as the case may be) acquired by the US Taxpayer may not be transferred, assigned or otherwise disposed of by or on behalf of the US Taxpayer before the Expected Vesting Date or of the date that the investigation is concluded, respectively, other than:

5.2.1 to the US Taxpayer's personal representatives in the event of the US Taxpayer's subsequent death;

5.2.2 to a nominee on behalf of the US Taxpayer;

5.2.3 in accordance with rule 14.1 (Withholding) of the Plan to fund any liability for Tax (as well as any outstanding exercise price and any applicable dealing and/or currency exchange costs and other associated costs);

5.2.4 due to any Clawback being triggered; or

5.2.5 if the Committee decides otherwise.

5.3 SECTION 409A COMPLIANT

Notwithstanding any of the rules of the Plan, Restricted Stock Units, Phantom Awards and Other Awards (and any Dividend Equivalents in respect of such Awards) granted pursuant to this Paragraph 5.3 will only be settled during the Section 409A Payment Period following the first to occur of one or more specified Section 409A Permissible Payment Events set forth in the terms of the Award. In the event that such an Award (or any Dividend Equivalents in respect of such Awards) cannot be settled by the end of the Section 409A Payment Period because settlement would have violated applicable law, then to the extent permissible under Section 1.409A-2(b)(7)(ii) of the Treasury Regulations, settlement may be delayed so long as the Award (or any Dividend Equivalents in respect of such Awards) is then settled at the earliest date at which it is reasonably anticipated that such law no longer prevents such settlement.

6. Changes to Awards

6.1 CONDITIONS

Any Performance Conditions or Other Conditions applicable to an outstanding Award granted to a US Taxpayer may not be altered if and to the extent that the alteration would result in:

6.1.1 the Short-Term Deferral Period ending earlier, except where the condition is waived, for Awards intended to qualify for the Short-Term Deferral Exemption to Section 409A of the Code; or

6.1.2 a violation of Section 409A of the Code for Awards intended to comply with the requirements of Section 409A of the Code.

6.2 ADJUSTMENTS

Where there is to be an adjustment of an Award granted to a US Taxpayer pursuant to rule 11 (Mobile Participants) of the Plan, the Committee will attempt to structure the terms of the adjustment so that it does not violate Section 409A of the Code.

6.3 CHANGING THE PLAN OR AWARDS

Notwithstanding rule 18 (Changing the Plan and termination) of the Plan, any amendment to the Plan (including this Schedule) or an Award will only be effective with respect to an Award granted to a US Taxpayer to the extent that it does not cause the Award to violate Section 409A of the Code.

Notwithstanding rule 18 (Changing the Plan and termination) of the Plan, any modification, extension, adjustment or renewal of an Incentive Stock Option shall be subject to the terms of Section 424 of the Code.

6.4 IMPACT OF INVESTIGATIONS

Notwithstanding rule 8.2 (Impact of investigations) of the Plan, the Committee may not extend the Exercise Period of an Option or Stock Appreciation right granted to a US Taxpayer.

6.5 IMPACT OF DEALING RESTRICTIONS

Notwithstanding rule 8.2 (Impact of Dealing Restrictions) of the Plan, the Committee may not extend the Exercise Period of an Option or Stock Appreciation right granted to a US Taxpayer.

7. General

7.1 INTENTIONS

Unapproved Options granted under the Plan to US Taxpayers pursuant to Paragraph 2.2 of this Schedule and Stock Appreciation Rights granted pursuant to Paragraph 4 of this Schedule are intended to be exempt from the requirements of Section 409A of the Code under the Stock Rights Exception, and the Plan (including this Schedule) will be interpreted and administered consistent with this intention with respect to such Awards granted to US Taxpayers.

Incentive Stock Options granted to US Taxpayers pursuant to Paragraph 3.1 of this Schedule are intended to qualify as “incentive stock options” for the purposes of Section 422 of the Code and to be exempt from the requirements of Section 409A of the Code under Section 1.409A-1(b)(5)(ii) of the Treasury Regulations, and the Plan (including this Schedule) will be interpreted and administered consistent with this intention with respect to Incentive Stock Options granted to US Taxpayers.

Unapproved Options granted under the Plan to US Taxpayers pursuant to Paragraph 2.3 of this Schedule and Restricted Stock Units, Phantom Awards and Other Awards (and any Dividend Equivalents in respect of such Awards) granted under the Plan to US Taxpayers pursuant to Paragraph 5.2 of this Schedule are intended to be exempt from the requirements of Section 409A of the Code under the Short-Term Deferral Exception, and the Plan (including this Schedule) will be interpreted and administered consistent with this intention with respect to such Awards granted to US Taxpayers.

Unapproved Options granted under the Plan to US Taxpayers pursuant to Paragraph 2.4 of this Schedule and Restricted Stock Units, Phantom Awards and Other Awards (and any Dividend Equivalents in respect of such Awards) granted under the Plan to US Taxpayers pursuant to Paragraph 5.3 of this Schedule are intended to comply with the requirements of Section 409A of the Code, and the Plan (including this Schedule) will be interpreted and administered consistent with this intention with respect to such Awards granted to US Taxpayers.

7.2 NO GUARANTEE

Notwithstanding any other provision of the Plan (including this Schedule) or any Award, no Member of the Group guarantees or warrants to any person that an Award granted to a US Taxpayer is exempt from or complies with Section 409A of the Code. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes, penalties and interest that may be imposed on the US Taxpayer in connection with the Plan and/or this Schedule or any Award, including any taxes, penalty or interest under Section 409A of the Code. No Member of the Group shall have any obligation to indemnify or otherwise hold a US Taxpayer harmless from any or all of such taxes, penalty or interest.

7.3 CONFLICT

In the event of any conflict between a provision of the main rules of the Plan and a provision of this Schedule, with respect to an Award granted to a US Taxpayer, the provisions of this Schedule will take precedence.

Schedule 2 Approved Options

1. Introduction

The purpose of this Schedule is to make certain variations to the terms of the Plan in relation to Options which are granted as Approved Options.

The Company has established this Schedule to provide, benefits to Eligible Employees in the form of Approved Options in accordance with the requirements of Schedule 4 of ITEPA. This Schedule will not provide benefits to Eligible Employees otherwise than in accordance with Schedule 4 of ITEPA.

This Schedule will be interpreted so as to be consistent with Schedule 4 of ITEPA.

2. Meaning of Words Used

In this Schedule:

"**Associate**" has the meaning given in paragraph 12 of Schedule 4 of ITEPA;

"**Exercise Price**" means the amount payable for each Share on the exercise of an Approved Option, which must be:

(i) not less than the Market Value of a Share on the Award Date (or such earlier date as determined in accordance with paragraph 22 of Schedule 4 of ITEPA); and

(ii) if Shares used to satisfy Approved Options are to be newly issued not less than the nominal value of a Share;

"**HMRC**" means Her Majesty's Revenue & Customs;

"**ITEPA**" means the Income Tax (Earnings and Pensions) Act 2003;

"**Market Value**" on any day means the market value of a Share as determined in accordance with Part VIII of the Taxation of Chargeable Gains Act 1992 and agreed in advance with HMRC. If Shares are subject to a Restriction, Market Value shall be determined as if they were not subject to a Restriction;

"**Material Intere**st" has the meaning given in paragraph 9 of Schedule 4 of ITEPA.

"**Participating Company**" means the Company and any company which is:

(i) a subsidiary (within the meaning of section 1159 of the Companies Act 2006) of which the Company has Control; and

(ii) designated by the Committee (at the relevant time) as a participating company for the purposes of this Schedule 2;

"**Restriction**" has the meaning given by section 423 ITEPA;

"**Schedule 4 CSOP**" means a share plan that meets the requirements of Schedule 4 of ITEPA; and

"**Share**" means a fully paid ordinary share in the capital of the Company that meets the requirements of paragraphs 16 to 18 and paragraph 20 of Schedule 4 of ITEPA.

3. Eligibility

3.1 GRANT OF APPROVED OPTIONS

A person is an Eligible Employee if that person is:

3.1.1 an employee (but not a director) of a Participating Company; or

3.1.2 a director of a Participating Company who is required to work for one or more Participating Companies for more than 25 hours per week (excluding meal breaks);

who in either case:

3.1.3 does not have a Material Interest (either on their own or together with one or more of their Associates), and has not had such an interest in the last 12 months; and

3.1.4 has no Associate or Associates that has or (taken together) have a Material Interest, or had such an interest in the previous 12 months.

3.2 TERMS OF THE APPROVED OPTION

The Committee will approve the terms of an Approved Option, including:

3.2.1 the number and description of the Shares over which the Approved Option is granted;

3.2.2 the Exercise Price;

3.2.3 the time the Approved Option can be exercised;

3.2.4 the circumstances under which such Approved Option will lapse or be cancelled (in whole or in part);

3.2.5 a statement that the Approved Option is subject to these rules of the Plan, Schedule 4 of ITEPA and any other legislation applying to Schedule 4 CSOPs; and that these prevail over any conflicting statement relating to the Approved Option's terms; and

3.2.6 whether the Shares are subject to any Restrictions and, if so, the nature of the Restrictions.

Approved Options to any Employee may only be granted so that the total Market Value (at the relevant dates of grant) of Shares subject to all Relevant CSOP Options and which are still capable of exercise) does not exceed £30,000, (or any other amount specified in paragraph 6 Schedule 4 of ITEPA at the relevant time).

For the purposes of this paragraph 3 (Eligibility): "**Relevant CSOP Options**" means all options granted to that Employee under this Schedule 2 (or any other Schedule 4 CSOP established by the Company or any of its Associated Companies as defined in paragraph 35 of Schedule 4 of ITEPA).

3.3 MATERIAL INTEREST

A Participant may not exercise an Approved Option at any time when the Participant has (or has a Material Interest and any interests of the Participant's Associates will be treated as belonging to the Participant for this purpose), (or has had in the immediately preceding 12 months) and for the purposes of this rule 5.3. (Material Interest) "Material Interest" has the meaning given in paragraph 9 of Schedule 4 of ITEPA.

3.4 DEATH OF A PARTICIPANT

Notwithstanding any rule of the Plan or any other paragraph of this Schedule 2, where a Participant has died after the Vesting of the Approved Option, such Approved Option will lapse on the first anniversary of the Participant's death.

3.5 CHANGE AFFECTING SCHEDULE 4 CSOP STATUS

If and for so long as it is intended that this Schedule 2 will continue to be a Schedule 4 CSOP no change to the Plan or this Schedule 2 will be effective which would result in the requirements of Schedule 4 of ITEPA not being met.








CARNIVAL
CORPORATION & PLC













Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
United States
www.carnivalcorp.com

Carnival plc
Carnival House
100 Harbour Parade
Southampton SO15 1ST
United Kingdom
www.carnivalplc.com